Form 20-F
period 2020-12-31
iHuman Inc.
filed 2021-04-28
CIK 1814423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-39591

iHuman Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Floor 8, Building 2, No. 1 Wangjing East Road, Chaoyang District, Beijing 100102 People’s Republic of China
(Address of principal executive offices)

Vivien Weiwei Wang, Chief Financial Officer

E-mail: ir@ihuman.com

Telephone: +86 10 5780-6606

Floor 8, Building 2,

No. 1 Wangjing East Road,

Chaoyang District, Beijing 100102

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing five Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share*	IH	New York Stock Exchange New York Stock Exchange

(1)   *Not for trading, but only in connection with the listing on the New York Stock Exchange of our American depositary shares, each American depositary shares representing five Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 266,622,382 ordinary shares outstanding, being the sum of 122,622,382 Class A ordinary shares and 144,000,000 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐  Yes   ☒ No

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•                  “ADRs” are to the American depositary receipts that may evidence the ADSs;

•                  “ADSs” are to the American depositary shares, each of which represents five Class A ordinary shares;

•                  “BVI” are to the British Virgin Islands;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•                  “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

•                  “edutainment” are to programs that combine education and entertainment;

•                  “Frost & Sullivan Report” are to an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China;

•                  “Hongen Education” are to Hongen Education & Technology Co., Ltd. and its predecessors and subsidiaries. Hongen Education is an affiliate of ours that shares a common director, Mr. Hanfeng Chi, with us. Furthermore, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns more than 50% of the voting power in both Hongen Education and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Hongen Education and our company. Therefore, Hongen Education and us are under common control, which, pursuant to Rule 405 under the Securities Act, makes Hongen Education an affiliate of ours;

•                  “iHuman,” “we,” “us,” “our company” and “our” are to iHuman Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity;

•                  “Learning services” are to our online operations of learning apps, through which we generate revenues from subscription fees charged to users for the premium content;

•                  “Learning materials and devices” are to our offline operations of learning materials and devices, and we generate revenues from sales of these products;

•                  “monthly active user” or “MAUs” with respect to any of our learning apps, are to the number of unique mobile devices through which such learning app is accessed at least once in a given month. We treat each distinguishable device as a separate user for purposes of calculating MAUs, although it is possible that some people may use more than one mobile device and multiple people may share one mobile device to access our learning apps; “average MAUs” for a specific period, with respect to any of our learning apps, are to the monthly average of the sum of our MAUs for such learning app during that period; “total MAUs” is calculated by combining the MAUs of all of our learning apps in a given month, and duplicate access to different learning apps is not eliminated from the calculation; “average total MAUs” for a specified period, are to the monthly average of the sum of our total MAUs during that period;

•                  “NYSE” are to the New York Stock Exchange;

•                  “our WFOEs” are to Hongen Perfect Future (Tianjin) Investment Co., Ltd. and Hongen Perfect (Beijing) Education Technology Development Co., Ltd. (each of which, “our WFOE”);

•                  “paying users” for a specific period are to users who paid subscription fees for the premium content on any of our learning apps during that period; a user who makes payments across different learning apps using the same registered account is counted as one paying user; and a user who makes payments for the same learning app multiple times in the same period is counted as one paying user;

•                  “Perfect World Group” or “Perfect World” are to Perfect World Holding Group Co., Ltd., a holding company incorporated in the PRC, and its subsidiaries, including Perfect World Co., Ltd., a company incorporated in the PRC and listed on the Shenzhen Stock Exchange (SZ:002624). Mr. Michael Yufeng Chi beneficially owns more than 50% of the voting power in both Perfect World Group and us and is a common director of both Perfect World Group and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Perfect World Group and our company. Therefore, Perfect World Group and us are under common control, which, pursuant to Rule 405 under the Securities Act, makes Perfect World Group an affiliate of ours;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•                  “STEM” are to academic disciplines of science, technology, engineering and mathematics;

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•                  “VIE” are to variable interest entities, and “our VIE” or “Tianjin Hongen” are to Tianjin Hongen Perfect Future Education Technology Co., Ltd.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the total provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.”  Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our mission, goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  our expectations regarding maintaining and strengthening our relationships with users, customers, business partners and other stakeholders;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all.

Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                          Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2019 and 2020, and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2018 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statement of Operations:
Revenues
Learning services	22,010	107,409	430,466	65,972
Learning materials and devices	109,857	111,247	101,449	15,548
Total Revenues	131,867	218,656	531,915	81,520
Cost of revenues(1)	(65,854)	(84,163)	(166,472)	(25,513)
Gross profit	66,013	134,493	365,443	56,007
Operating expenses
Research and development expenses(1)	(52,103)	(170,155)	(199,510)	(30,576)
Sales and marketing expenses(1)	(21,987)	(53,716)	(95,717)	(14,669)
General and administrative expenses(1)	(13,986)	(189,433)	(114,667)	(17,573)
Total operating expenses	(88,076)	(413,304)	(409,894)	(62,818)
Operating loss	(22,063)	(278,811)	(44,451)	(6,811)
Other income, net	6,069	4,578	7,441	1,140
Loss before income taxes	(15,994)	(274,233)	(37,010)	(5,671)
Income tax expenses	(1,610)	(1,364)	(466)	(71)
Net loss	(17,604)	(275,597)	(37,476)	(5,742)
Accretion to redemption value of contingently redeemable ordinary shares	—	(821)	(10,792)	(1,654)
Net loss attributable to iHuman Inc.’s ordinary shareholders	(17,604)	(276,418)	(48,268)	(7,396)
Loss per share
Basic and diluted	(0.11)	(1.52)	(0.21)	(0.03)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Loss per ADS
Basic and diluted	(0.55)	(7.62)	(1.07)	(0.16)
Weighted average shares used in loss per share
Basic and diluted	160,000,000	181,427,603	226,339,320	226,339,320

Note:

(1)                                 Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Cost of revenue	—	—	1,897	291
Research and development expenses	—	76,301	19,499	2,988
Sales and marketing expenses	—	25,892	2,858	438
General and administrative expenses	—	168,348	55,637	8,527
Total	—	270,541	79,891	12,244

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	6,124	104,883	861,682	132,059
Accounts receivable, net	13,624	20,118	77,965	11,949
Total current assets	57,325	163,062	1,021,461	156,546
Total assets	58,599	168,315	1,046,945	160,452
Deferred revenue and customer advances	28,153	71,831	268,613	41,167
Total current liabilities	122,334	182,764	399,222	61,184
Total liabilities	122,334	182,764	404,292	61,961
Total mezzanine equity	—	120,821	—	—
Total shareholders’ equity (deficit)	(63,735)	(135,270)	642,653	98,491

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(4,504)	42,627	222,986	34,176
Net cash used in investing activities	(529)	(2,391)	(15,906)	(2,439)
Net cash provided by financing activities	10,314	58,523	571,959	87,656
Net increase in cash and cash equivalents	5,281	98,759	756,799	115,985
Cash and cash equivalents at the beginning of the year	843	6,124	104,883	16,074
Cash and cash equivalents at the end of the year	6,124	104,883	861,682	132,059

B.                          Capitalization and Indebtedness

Not Applicable.

C.                          Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                          Risk Factors

Risks Related to Our Business and Industry

If we are not able to continue to attract and retain users, convert non-paying users into paying users, and maintain or increase the spending of paying users on our products and services, our business and prospects will be materially and adversely affected.

We mainly generate revenues from subscriptions fees that users paid for the premium content of our online learning apps, as well as the sales of learning materials and devices to both individual users and education organizations. Therefore, our ability to attract and retain users, convert our non-paying users into paying users, and maintain or increase the spending of paying users on our products and services is critical to the continued success and growth of our business. Such ability primarily depends on the overall learning experience we provide to our users, the quality and popularity of our content, as well as the effectiveness of our technology.

Although we have developed a large and rapidly growing user base, to continue to do so, we must attract users by continuing to expand the scope and improve the quality of our product and service offerings, strengthen our content development capabilities and technology leadership, continue to build our brand and reputation as the leading edutainment products provider, as well as effectively market and precisely target our products and services to prospective users. We may not, however, always be able to meet our users’ expectations, many of which are outside of our control. We may face user dissatisfaction due to perceptions of our failure to engage our users in effective learning, our users’ overall dissatisfaction with the quality of the content of our learning services and products, technical disruptions or failure of our learning services and products, as well as potential concerns from parents on their children’s learning along with edutainment being too immersive and distracting.

If we are unable to continue to attract and retain users to subscribe for the premium content of our learning apps or purchase our other products, or to maintain or increase the spending of our existing users on our products and services, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Our online operations have a limited operating history in an evolving market, which makes it difficult to predict our prospects and our business and financial performance.

While the history of our business in the education industry dates back to 1996 when Hongen Education introduced its first product, our online operations have a limited operating history as we launched our online operations only in 2016 and established our integrated suite of online and offline products and services in late 2019. Our limited history of operating under the current business model may not serve as an adequate basis for evaluating our prospects and operating results, including our revenues, cash flows and operating margins. The online education market in China is still rapidly evolving and is characterized by intense competition, which makes it more difficult to evaluate our performance and prospects. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an integrated online and offline edutainment business and expanding our global reach, such as continuing to develop high-quality content, expanding our user base and enhancing user engagement, navigating an uncertain and evolving regulatory environment, and improving and expanding our product and service offerings. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business will be compromised.

We have experienced rapid growth since the inception of our online operations. However, our historical growth may not be indicative of our future growth or financial results. We cannot assure you that we will be able manage our growth at the same rate as we did in the past, or avoid any decline in the future. To maintain our growth, we need to attract more users, hire more qualified content development and other staff, scale up our product and service offerings and strengthen our technology infrastructure. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract a sufficient number of users and customers in a cost-effective manner, respond to competitive challenges, or otherwise execute our business strategies. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. The increasingly large children user base and the expanding content also expose us to challenges related to legal compliance, such as complying with evolving laws and regulations on privacy and intellectual property. There is no guarantee that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we fail to effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

We have incurred net losses in the past, and we may continue to incur net losses in future.

We have incurred net losses of RMB17.6 million, RMB275.6 million and RMB37.5 million (US$5.7 million) in 2018, 2019 and 2020, respectively. We cannot assure you that we will be able to become profitable in the future. Our ability to become profitability will depend primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than the increase of our operating expenses, such as our research and development expenses, or by reducing our operating expenses as a percentage of our net revenues. As we plan to continue to invest in expanding the scope and improving the quality of our product and service offerings as well as in marketing and branding efforts, there can be no assurance that we will achieve profitability and we may continue to experience losses in the future.

We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share.

The childhood education industry in China is evolving and competitive, and we expect competition in this sector to persist and intensify as more players may enter this promising market. We face competition in each part of our product and service offerings from other education companies. For example, each of our learning apps has certain competitors in the relevant subject. We also face pressure for our offline operations from other providers of learning materials and devices. Some of our current competitors or future competitors entering this market may have longer operating histories in certain businesses, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with our competitors across a range of factors, including, among others, high-quality content development staff, technology infrastructure and data analytics capabilities, scope and quality of our product and service offerings, user experience, and brand recognition. Our competitors may launch similar products or services, with different pricing and service packages that may have greater appeal than our offerings. If we reduce our subscription fees or increase spending in response to competition in order to retain or attract users or pursue new market opportunities, our revenues may decrease, and our costs and expenses may increase as a result of such actions, which may adversely affect our operating margins. If we are unable to successfully compete for users, maintain or increase our level of subscription fees, attract and retain competent content development staff or other key personnel, maintain our competitiveness in terms of the quality of our product and service offerings in a cost-effective manner, our business and results of operations may be materially and adversely affected.

Our business, financial condition and results of operations, especially our offline operations, has been and may continue to be adversely affected by the COVID-19 outbreak.

The outbreak of COVID-19 has spread rapidly across the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

The current COVID-19 pandemic has already adversely affected many aspects of our business. Our offline business has been negatively impacted by the COVID-19 outbreak to a certain extent, as kindergartens and after-school learning centers, which are the major customers of our learning materials and devices, have undergone temporary closure in 2020, although the closure period varied from area to area depending on their risk levels as assessed by the relevant governmental authorities. As a result, some of the orders placed for our products in early 2020 were canceled or delayed. In addition, as part of China’s nationwide efforts to contain the spread of COVID-19, we made adjustments of operation hours and work-from-home arrangements when our offices had been temporarily closed for a certain period of time.

Although our business substantially recovered in the second half of 2020 and the impact of the COVID-19 pandemic China has made progress toward recovery, there remains substantial uncertainty around potential developments with respect to the COVID-19 pandemic, and further developments, including among others, new strains, new outbreaks, and issues with respect to vaccine efficacy and rollout could lead to further disruption, including with respect to our business. For example, in the fourth quarter of 2020 and the first quarter of 2021, COVID-19 infections emerged in various regions of China, and varying levels of travel restrictions were reinstated. If there is another wave of COVID-19 in China, or the global spread of COVID-19 increases or does not abate within a reasonable period, our business and the capital markets generally could be materially and adversely impacted.

Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding the online education industry, which may materially and adversely affect our business, financial condition and results of operations.

The online education industry in the PRC is subject to regulations in various aspects. Relevant laws and regulations are relatively new and evolving and could be changed to accommodate the development of the online education market from time to time.

In August 2019, the Ministry of Education, or the MOE, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps. According to the Opinions on Educational Apps, our learning apps must complete certain filings with relevant provincial regulatory authorities. See”Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Educational Apps.”

We have fulfilled the filings in accordance with the Opinions on Educational Apps, and have been taking necessary measures to comply with those requirements. It is uncertain, however, whether and how PRC government authorities would further promulgate new laws and regulations regarding online learning services providers like us on aspects such as regulatory requirements for educational content, limitation on advertising and the collection and use of service fees, time limits on the amount of time children could spend on learning apps, and qualifications for service staff. Moreover, relevant government authorities have significant discretion in interpreting and implementing these laws and regulations and may conduct inspections on compliance with requirements thereunder. Therefore, as we continue to expand our offerings of products and services and enlarge our user base, we face increasing uncertainties as to whether we will be subject to additional or heightened compliance requirements.

There is no assurance that we can manage to comply with the newly promulgated or other applicable laws and regulations in a timely manner, or at all, and any failure to comply with them could materially and adversely affect our business, financial condition and results of operations.

We face uncertainties with respect to the development of relevant regulations. Failure to renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit and the Online Transmission of Audio-Visual Programs License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

The internet industry and education industry in China are highly regulated by the PRC government. As an integrated online and offline edutainment company, we are required to obtain and maintain all necessary approvals, licenses or permits applicable to our business operations and make all necessary registration and filings for our products and services in China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.

We currently hold a Value-added Telecommunications Business Operating License and a Production and Operation of Radio and TV Programs Permit for our internet information service. We may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online edutainment business. As of the date of this annual report, online edutainment institutions are not explicitly required to obtain the Online Transmission of Audio-Visual Programs License primarily because there are significant uncertainties relating to the interpretation and implementation of relevant rules and regulations, in particular, as the scope of “internet audio-visual program” as defined in relevant rules and regulations promulgated by relevant government authorities. In addition, as of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our edutainment content to our users through our learning apps as “online publishing” which refers to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks and requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Online Publishing.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online edutainment industry, which may subject us to additional licensing requirements to continue to operate our online business. If our online edutainment business is considered as transmission of “internet audio-visual program,” we may be required to obtain the Online Transmission of Audio-Visual Programs License. If the content offered in our platform is considered as “online publications,” we may be required to obtain the Online Publishing Service Permit. As of the date of this annual report, no fines or other penalties have been imposed on us for failure to obtain the additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs and Online Publishing Service Permit.

In addition, if future PRC laws and regulations provide that our learning materials provided to kindergarten or after-school learning centers may be subject to review, vetting or any restrictions by relevant government authorities, there can be no assurance that we will pass such review and vetting, or comply with such restrictions. If we fail to pass such review and vetting, or are restricted from selling our learning materials to kindergarten or after-school learning centers, we may need to adjust our learning materials in compliance with such laws and regulations and incur additional costs, which may adversely harm our business, financial condition and results of operation.

There can be no assurance that, if so required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings, recordation renewals, review and registrations on a timely basis for our learning apps and learning materials, or at all, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. If we fail to obtain required permits in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, recordation renewals, review or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our users or other relevant parties.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, or the recognition of our brands is adversely affected by any negative publicity concerning us, our reputation and operating results may be harmed.

We believe that market awareness of our iHuman (“洪恩”) brand among users and customers have contributed significantly to our success. We also benefit from the brand recognition of Hongen Education, which has been operating in the education industry for about 25 years. Maintaining and enhancing our brands are critical to our efforts to scale our business and attract and retain users and customers. We engage in branding efforts such as word-of-mouth marketing, promotional events, app store promotion and online social media advertising. These efforts may not always achieve the desired results. If we fail to maintain a strong brand, our business, results of operations and prospects will be materially and adversely affected. In addition, customers may be confused by our various brands for different lines of business, as well as by other brands with similar names/trademarks, if we fail to make our respective brand recognizable and differentiated. If we are unable to maintain and further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity, we may not be able to maintain our current growth and our business, financial condition and results of operations may be materially and adversely affected.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, other employees, business partners, users, businesses with similar names to ours without our authorization, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

•                  alleged misconduct or other improper activities committed by our directors, officers and other employees, in particular with respect to children or childhood education, including misrepresentation made by our employees to prospective users during sales and marketing activities;

•                  false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers and other employees;

•                  complaints by our users and customers about our products and services;

•                  security breaches of confidential user or transaction data;

•                  employment-related claims relating to alleged wrongful discharge, employment discrimination, wage and hour violations; and

•                  governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been increasing use of social media platforms and similar media in China that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers and other employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Our promulgation of new products and services may not be successful and may expose us to new challenges and more risks.

Although we have been successful in launching learning apps in new subjects as well as in integrating our online and offline products, there is no assurance that we will be able to continue our success in our promulgation of new products and services in the future. We also expect to expand the demographic coverage of our products and services to elder children groups to increase user lifetime value. Our lack of experience with these new service and product offerings may adversely affect our prospects and our ability to compete with the existing market players in any of these product and service categories. Moreover, promulgation of new products and services and expansion into new markets may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new product and service offerings. We may also become subject to additional compliance requirements for these new product and service categories. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

If we are not able to continue to engage, train and retain high-quality content development staff, we may not be able to offer appealing new content or maintain the quality of existing content of our products and services in a cost-effective way.

As we believe our high-quality original education content is crucial to our product-centric business model and our prospects, our content development staff is critical to the popularity of our learning services, learning materials and devices and to the experience of our users and customers. We seek to engage high-quality content development staff with strong educational backgrounds and innovative capabilities. We need to provide competitive salaries and offer attractive career outlooks to attract and retain them. We must also provide ongoing training to our content development staff to ensure that they stay abreast of the evolving and diversified needs of both individual users and education organizations for childhood education. Furthermore, as we continue to develop education content in new subjects and formats, we may need to engage additional high-quality content development staff with appropriate skill sets or backgrounds to develop the content effectively. We cannot guarantee that we will be able to effectively engage and train such staff quickly, or at all. Additionally, given the potentially more attractive opportunities for our skilled and experienced content development staff, over time, some of them may choose to leave us. Departure of quality content development staff may reduce the attractiveness of our product and service offerings and negatively impact our results of operations. Although we have not experienced major difficulties in engaging, training or retaining high-quality content development staff in the past, we may not always be able to do so to keep pace with our growth while maintaining consistent content development quality. A shortage of high-quality content development staff, a decrease in the quality of our existing staff’s performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality content development staff would have a material adverse effect on our business, financial condition and results of operations.

We cooperate with various business partners, such as suppliers and distributors. If we are not able to maintain our relationships with existing business partners or develop relationships with new business partners, our operations may be materially and adversely affected.

We cooperate with various business partners in the ordinary course of our business. For example, we cooperate with suppliers on materials and assembly for the production of our learning materials and devices, and with publishers for publishing our learning materials. We also cooperate with local distribution partners to effectively promote our product and service offerings. In addition, we also outsource certain of our artwork and video productions. Maintaining strong relationships with suppliers and distributors is critical to the results of operations and prospects of our business. Furthermore, we are licensed to use certain copyrighted materials from an affiliate of ours for use in certain learning apps. We generally enter into cooperation agreements with our business partners, and these cooperation agreements typically do not restrict the business partners from cooperating with our competitors. There can be no assurance that the business partners we currently cooperate with will continue the cooperation with us on commercially acceptable terms, or at all, after the terms of the current agreements expire. Our ability to attract distributors to cooperate with us also hinges on the quality and popularity of our products. If we cannot ensure that our products are well-recognized among users and customers, we might not be able to attract new distributors or maintain our existing distribution channels. If we are unable to maintain our relationships with existing business partners or develop relationships with new business partners, our operations may be materially and adversely affected.

In addition, we leveraged the support from, and our relationship with, our affiliates for back office support when we first launched our online operation. For example, Perfect World Group historically provided us with certain financial service, legal service, human resource service, administrative and IT support. As a result, our limited history of independent management may not serve as an adequate basis for evaluating our administrative efficiency. In 2020, we handled most of these back office functions independently.

We may not be able to develop and introduce new features to, or upgrade the current features in, our existing products and services to meet changing user preferences in a timely and cost-effective manner.

To attract users and keep our existing users engaged, we must introduce new products and services and upgrade our existing products and services to meet users’ evolving preferences. It is difficult to predict the preferences of a particular user or a specific group of users. Changes and upgrades to our existing products and services may not be well received by our users, and newly introduced products and services may not achieve success as expected. Going forward, we may also introduce new products and services in areas beyond childhood learning, with which we have little or no prior experience. Such efforts may require us to contribute a substantial amount of additional human capital and financial resources. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to adequately compensate the costs and expenses incurred in relation to our development and promotion efforts. If we fail to improve our existing products and services and introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our financial performance and prospects may be adversely affected.

The success and future growth of our business may be affected by user and customer acceptance and market trend of integration of learning and technology.

We operate in the edutainment industry, and our business model features integrating technology, including edutainment technology, closely with learning to provide a more interactive and engaging learning experience. However, edutainment remains a relatively new concept in China, and there are limited proven methods to project user demand, preference or available industry standards on which we can rely. The general public, many of whom are our potential users, may not recognize and accept the concept of children learning on a mobile app rather than from a human teacher. They may also have concerns over the effectiveness of our interactive and self-directed learning apps, considering that our business model is relatively new and there are few players with proven track records in the market. As a result of the foregoing, the general public may not choose our products and services, and may stick with traditional in-person teaching. If we fail to convince our users and potential users on the value and the effectiveness of our innovative approach as well as further promote our products and services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected.

We may not be able to maintain or increase our price level and we cannot guarantee that our monetization strategies will be successfully implemented.

Our results of operations are affected by the pricing of our products and services. We determine the subscription fees of our learning apps and the prices of our offline products primarily based on the demand for our learning apps and products, the level of fees charged by our competitors, our pricing strategy to gain market share and general economic conditions in China. We cannot guarantee that we will be able to maintain or increase our fee level in the future without adversely affecting the demand for our learning apps.

We have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

We had working capital deficits of RMB65.0 million and RMB19.7 million as of December 31, 2018 and 2019, respectively. We had a positive cashflow from operations of RMB42.6 million in 2019 and RMB223.0 million (US$34.2 million) in 2020. As of December 31, 2020, our current assets exceeded our current liabilities. There is no assurance, however, that we will be able to maintain a working capital surplus in the future and that we will be able to address working capital deficit, if any, in a timely manner, which could materially and adversely affect our liquidity, results of operations, financial condition and ability to operate.

We are subject to a variety of laws and other obligations regarding data privacy and protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various regulatory requirements relating to the security and privacy of data, including PRC restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the PRC Cybersecurity Law became effective in June 2017, but there are substantial uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services and from forcing users to give authorization in a disguised manner. Further, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires that, among others, network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. We have been taking and will continue to take reasonable measures to comply with such announcement and provisions. However, as the announcement and provisions are relatively new, we cannot assure you we can adapt our operations to it in a timely manner. Besides the evolving regulations, we face challenges exposed by the wide array of different regulatory bodies and professional self-regulatory associations in the area (such as China National App Administration Center, or CNAAC, a third-party monitoring organization), which impose different standards of data privacy regulations or non-binding self-regulatory rules related to data privacy from different perspectives, often times resulting in a more difficult position for us to comply with all such regulations and rules.

As our learning apps are available globally on app stores, we are also subject to data privacy laws and regulations overseas, including the Children’s Online Privacy Protection Act, or the COPPA, in the United States and General Data Protection Regulation, or GDPR, in the European Union. We have been taking measures, including the implementation of a tailored data privacy policy for users in the United States, and will continue to take measures to make sure our collection, use and disclosure of personal information from children under 13 years of age in the United States are in compliance with the COPPA and the necessary parental consents are obtained properly. Even though our user base in the European Union is relatively limited, we are working closely on our data privacy and protection measures for EU users to make sure we comply with applicable laws and regulations. Although we strive to ensure that our learning apps are compliant with applicable data privacy and protection laws and regulations overseas, the laws may be modified, interpreted or applied in new manners that we may be unable to anticipate or adjust for appropriately. We may also incur substantial costs to ensure our compliance internationally. In addition, users or potential users may find our measures to comply with the applicable laws and regulations troublesome to follow, and thus we may lose our users or potential users.

Any failure, or perceived failure, by us, or by our business partners, to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in the suspension or even removal of our learning apps, as well as civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. For example, in January 2020, iHuman Magic Math, one of our learning apps, was announced to have failed to “expressly state the purpose, way and scope of collection of data and expressly ask for user’s consent” for its access to external storage by CNAAC. We promptly communicated with CNAAC to explain the necessity of the access, as well as the fact that we legitimately and expressly obtained our users’ consent, and the case was resolved. On April 10, 2020, iHuman Chinese was announced by CNAAC to have failed, among other things, to “expressly display the location of the privacy permissions requested.” We promptly communicated CNAAC to explain the necessity of the permissions we requested and the way we legitimately and expressly obtained consents, and an updated version of iHuman Chinese was promptly launched to clear CNAAC’s concerns. On April 15, 2020, CNAAC confirmed that our measures were in compliance with its standard and iHuman Chinese were reinstated in Xiaomi and Baidu app stores where it was temporarily suspended for a few days.

Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

If our security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data, we could lose existing users, fail to attract new users and be exposed to protracted and costly litigation or administration sanctions.

We store and transmit proprietary and confidential information, including confidential children and parent information such as nicknames, mobile numbers and email addresses for user registration, children’s ages and pictures for creating user profile, and voice information for testing. The data is primarily stored in our digital database. To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security measures. For example, we anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. See “Item 4. Information on the Company—B. Business Overview—Data Privacy and Security.” Our board of directors has also established a cyber security committee to oversee our cybersecurity risk management, which is responsible, on behalf of the board, for setting up cybersecurity measures, overseeing the implementation of the measures and dealing with major cybersecurity issues if such issues arise. These measures, however, may not be as effective as we anticipate. If our security measures are breached, or fail to function as intended, and result in unauthorized disclosure or unintended leakage of data, external parties may receive or be able to access the personal information on our users, which could subject us to liabilities, interrupt our business and adversely impact our reputation. Furthermore, we currently are subject to certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. If we were to process or disclose data of our users in a manner they objected, our business reputation could be adversely affected, our mobile apps could be removed from app stores, and we may face potential legal claims that could impact our operating results.

Any of these issues could harm our reputation, adversely affect our ability to attract users and customers, retain existing users and customers, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective customers or investors. We may be required to expend significant additional resources to protect us against the threat of security measures breaches or to alleviate problems caused by such disruptions or breaches.

Any significant disruption to our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would reduce customer satisfaction and harm our reputation.

The performance and reliability of our information technology system are critical to our operations and reputation. Our network infrastructure is currently deployed and our data is currently mainly maintained in physical server rooms operated by third party service providers in Beijing. Our operations depend on the service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangement with such service providers is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service. Any interruptions in the accessibility of or deterioration it the quality of access to our system could reduce user satisfaction and result in a reduction in the number of active users, which would reduce the attractiveness of our learning apps and harm our reputation. To date, we have not experienced any significant system outage caused by IT issues, but we cannot assure you that such issues will not happen in the future.

We may not be successful in developing or maintaining relationships with key participants in the mobile industry or in developing products and services that operate effectively with these operating systems, networks, devices and standards.

We make our learning apps available on both iOS and Android systems across a variety of mobile devices. We depend on the interoperability of our products and services with popular devices and mobile operating systems that we do not control. Any changes in devices or their systems that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect the usage of our products and services. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with their operating systems, networks, devices and standards. We also cooperate with key participants in the mobile industry to put our products on the front page of their respective apps stores and label our products as recommended, which helps us attract prospective users. If we cannot maintain such relationships at reasonable costs or at all, we may not get sufficient exposure on their respective platforms, which will impair our ability to acquire traffic.

In addition, we rely on third-party mobile app distribution channels to distribute our learning apps to our users. As such, the promotion, distribution and operation of our learning apps are subject to such distribution channels’ standard terms and policies for app developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If any major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We rely on a single learning app, iHuman Chinese, for a major portion of our learning services revenues and any changes in the market and popularity of iHuman Chinese could have a material adverse effect on our business, financial condition and results of operations.

iHuman Chinese, whose launch in 2016 and commercialization in April 2018 antedated most of our other learning apps, has been our most popular learning app and revenues from iHuman Chinese accounted for over 80% of our total learning services revenues in 2018 and 2019, and approximately 70% in 2020. We expect the revenues from iHuman Chinese to remain a majority of our revenues in the near future. Although we commercialized other learning apps, including iHuman Books in 2017, iHuman Magic Math in 2018, iHuman Stories in 2018, iHuman Pinyin in late 2019, iHuman English (previously known as iHuman English World) and GoPlay Chinese (previously known as iHuman Chinese International) in 2020 and plan to further expand our service offerings, the growth of these offerings may not outpace the growth of iHuman Chinese and our reliance on iHuman Chinese may continue in the near future. If there is any disruption in the popularity of iHuman Chinese, whether as a result of our failure to continue to provide highly effective and engaging content, the launch of other competing apps to the market or otherwise, our business, financial condition and results of operations could be materially and adversely affected.

If we are not able to improve or maintain our sales and marketing efficiency, our business and results of operations may be materially and adversely affected.

Since the inception of our online operations, we have been conducting our sales and marketing activities efficiently. We incurred sales and marketing expenses of RMB22.0 million, RMB53.7 million and RMB95.7 million (US$14.7 million) in 2018, 2019 and 2020, respectively. In line with our product-centric business model, we have mainly relied on word-of-mouth referrals among our users and promotions and recommendations from leading mobile app stores to expand our user base, although we increased our advertising activities in the second half of 2020. We intend to further strengthen our collaboration with mobile app stores to enhance app store promotion and user recommendation, and we also plan to strategically strengthen our brand recognition and marketing efforts to supplement organic user growth, such as social media, internet video and livestreaming-based promotional campaigns. These sales and marketing activities may not be well received by our target user group and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit experienced marketing staff, or to efficiently train junior marketing staff. In addition, sales and marketing approaches and tools in the online education market in China are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and user preferences. Failure to refine our existing sales and marketing approaches or to introduce new sales and marketing approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.

We may be involved in legal and other disputes from time to time arising out of our operations, including allegations relating to our infringement of intellectual property rights of third parties.

We have and may continue to be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third party’s copyrights or other intellectual property rights. In the ordinary course of our business, content of our mobile apps or offline products may expose us to allegations from third parties for infringement of intellectual property rights. We may not have obtained licenses for all the content we offer, and the scope, type and terms of the licenses we obtained for certain content may not be broad enough to cover all fashions we currently employ or may employ in the future. In addition, if any purported licensor of the content we license does not actually have sufficient authorization relating to the content or right to license a content to us, or if such purported licensor had lost its authorization to sub-license content that we license, and do not timely inform us of such loss of authorization, we may be subject to claims of intellectual property infringement from third parties. Moreover, certain content of our mobile apps, including iHuman Books and iHuman Stories, or offline products contain storylines or passages from third party literary works, which we believe are in the public domain or are otherwise no longer copyrighted, and there is no guarantee that our use of these content does not infringe the intellectual property rights of any third parties.

Furthermore, the licensing agreements of certain content we license have restricted the content from being accessed from outside of the PRC. Our mobile apps are accessible globally, and while we use an IP-based location identification system to prevent these content from being accessed overseas, the system may be breached, in which case we may violate the terms of these licensing agreements and be subject to disputes arising from our users’ access to these content from outside of the PRC.

Although we have not been subject to claims or lawsuits with respect to copyright infringement outside of China, we cannot assure you that we will not become subject to copyright laws or legal proceedings initiated by third parties in other jurisdictions, such as the United States, as a result of the ability of users to access our content in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, the extraterritorial application of foreign law by foreign courts or otherwise. In addition, we are a publicly listed company, as a result of which we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and compensations, (ii) remove relevant content from our platform or our mobile apps from certain app stores, or (iii) pay license fees for the content, which may not be available on commercially reasonable terms.

Any claims against us, with or without merit, could be time consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. If a lawsuit against us is successful, we may be required to pay substantial damages and/or license fees for the content in dispute, which could adversely affect the attractiveness of our products, limit our ability to attract and retain users, harm our reputation, and negatively affect our results of operations and financial condition.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success, and we depend, to a large extent, on our ability to develop and maintain the intellectual property rights relating to our content and technology. We have devoted considerable time and resources to the development and improvement of our learning apps, learning materials, learning devices, websites, and our system infrastructure.

We rely primarily on a combination of intellectual property laws and other contractual restrictions, including confidentiality agreements, non-compete agreements and IP ownership assignment terms, for the protection of the intellectual property used in our business. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our content and may infringe upon or misappropriate our other intellectual property. In particular, our learning materials and other printed materials have been historically been the target of piracy attacks and other intellectual property infringement, which has been an issue of significant concern for publications in China due to the low cost of piracy. Our sales of learning materials and other printed materials are conducted nationwide, which makes monitoring and enforcing our intellectual rights more difficult. The content of our learning apps may also subject to piracy and other intellectual property infringement. Infringement upon or the misappropriation of, our proprietary content and technologies or other intellectual property could have a material adverse effect on our business, financial condition or results of operations. Although we have taken measures in monitoring and policing the unauthorized use of our intellectual property, policing the unauthorized use of intellectual property rights can be difficult and expensive.

In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is also uncertain, and therefore even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Our business is subject to the risks of international operations.

Our learning apps are accessible in overseas markets via app stores, and we have launched GoPlay Chinese, the international version of iHuman Chinese, in May 2020 to serve users outside of the PRC. We intend to strengthen and localize the content and functionalities of GoPlay Chinese and expand into more foreign markets with large Chinese diaspora. We intend to introduce more products and services tailored for overseas markets and also plan to cooperate with local distribution partners overseas to effectively promote our product and service offerings. Therefore, our international operations and expansion efforts have resulted and may continue to result in increased costs and subject us to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions and user preferences, and the complexity of compliance with foreign laws and regulations, including data protection laws.

In addition, compliance with applicable Chinese and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, restrictions on foreign investment, and anti-competition regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented tailored privacy policy for our users in the United States and European Union in accordance with COPPA and GDPR, respectively, and required verifiable parental consent for GoPlay Chinese users, a violation by us or our employees or partners of other applicable foreign laws could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts and business.

If we fail to adopt new technologies that are important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

The technologies used in internet and value-added telecommunications services in general, and in online edutainment in particular, may evolve and change over time. As a product-driven edutainment company, we must anticipate and adapt to such technological changes and adopt new technologies in a timely fashion. If we fail to do so, our competitive position and our business development could suffer, which in turn would have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to failure to adopt new technologies, our business may be materially and adversely affected.

We may be subject to liability claims for any inappropriate content on our learning apps, which could cause us to incur legal costs and damages our reputation.

We implement monitoring procedures to prohibit inappropriate content from being displayed on our learning apps and learning materials. However, we cannot assure you that there will be no inappropriate materials included in our education contents. Therefore, we may face civil or administrative liability if an individual or corporate, governmental or other entity believes that our content, in particular those related to childhood education, violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate content in our education content offerings could lead to significant negative publicity, which could harm our reputation and results of operations.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We make investments in content development, technological systems and other projects to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Our success depends on the continuing efforts of our founder, senior management team and other key employees.

The continuing efforts of our founder, senior management team and other key employees are important to our continued success. In particular, we rely on the expertise and experience of Mr. Michael Yufeng Chi, our founder and chairman of the board of directors. We also rely on the experience and services from our senior management team. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. In addition, certain members of our senior management, including Mr. Michael Yufeng Chi, also hold positions in our affiliates, such as Perfect World Group. If any of such member of our senior management devote significantly more time or attention to our affiliates, our business and operation may be significantly and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose users, key professionals and other staff members. Our senior management has entered into employment agreements with us which contain confidentiality clauses, as well as standalone confidentiality and non-compete agreements. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

We may encounter potential conflict of interests in competition with our affiliates, and such conflict of interests may not be resolved in our favor.

Mr. Michael Yufeng Chi, our founder, chairman of the board of directors and controlling shareholder and Mr. Hanfeng Chi a member of our board of directors, hold positions with certain of our affiliates, such as Mr. Michael Yufeng Chi serving as the chairman of Perfect World Group and Mr. Hanfeng Chi serving as a director of Hongen Education. In addition, Mr. Michael Yufeng Chi beneficially owns more than 50% of the voting power in Hongen Education and Perfect World Group. Although none of our affiliates operate in the online childhood edutainment market or offers integrated suite of online and offline education products and services, certain affiliates are engaged in childhood education-related businesses, such as operations of kindergartens. As a result, we may enter into potential competition with these affiliates, including the following:

•                  Employee recruiting and retention.  Because we and certain of our affiliates operate primarily in China’s childhood education market, we and our affiliates may engage into competition for qualified employees, in particular with respect to education content developers.

•                  New business opportunities.  New business opportunities in the childhood education market may arise that we and our affiliates all find attractive and complementary to our respective existing business.

•                  Our board members may have conflict of interests.  Our chairman, Mr. Michael Yufeng Chi, is also the chairman of Perfect World Group. This relationship could create, or appear to create, conflict of interests when Mr. Michael Yufeng Chi is faced with decisions with potentially different implications for Perfect World Group and us.

As we do not have non-solicitation or non-competition arrangements with any of our affiliates, there is no guarantee that Mr. Michael Yufeng Chi or Mr. Hanfeng Chi will resolve any potential conflict of interests in our favor.

We are subject to third-party payment processing-related risks.

Payments for some of our products and services are conducted through major third-party online payment channels in China. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers that could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payment solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•                  dissatisfaction with these online payment services or decreased use of their services;

•                  increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•                  changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•                  breach of customers’ personal information and concerns over the use and security of information collected from buyers;

•                  service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•                  increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•                  failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Our results of operations are subject to seasonal fluctuations.

Our results of operations are subject to seasonal fluctuations. Historically, our learning materials and devices revenues are generally higher in the first and third quarters because of the increased sales to kindergartens and after-school learning centers during the beginning of spring and fall semesters. For our online operations which are at a relatively early state of development, we have historically generated higher growth in the number of paying users and revenues of our learning services in the first and third quarters due to increased paid subscriptions during summer and winter vacations. However, it is difficult for us to judge the exact nature or extent of the seasonality of our learning services business due to its rapid growth. Given our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted share-based awards, and expect to continue to grant share-based awards under our share incentive plan, which may result in increased share-based compensation expenses.

In 2019, our VIE granted share-based awards to our employees, directors and consultant and we recorded share-based compensation expenses of RMB270.5 million in 2019. In 2020, we have adopted a share incentive plan, or the 2020 Plan, to provide additional incentives to our employees, directors and consultants, under which options previously granted by our VIE were carried over on a one-on-one basis with identical terms and conditions under the 2020 Plan. Because our options granted prior to our initial public offering, or the IPO, were subject to the performance condition of us completing an IPO, among other performance and service conditions, if applicable, we had not prior to our IPO recognized any share-based compensation expenses for such options. The IPO performance condition was satisfied in 2020 upon our IPO. As a result, upon the completion of our IPO and through the period ended December 31, 2020, we recorded share-based compensation expenses of approximately RMB79.9 million for those options. The maximum aggregate number of ordinary shares that may be issued under the plan is initially 19,684,555, plus an annual increase on the first day of each fiscal year during the ten year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as MAUs and the number of paying users, among other things, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data and certain external data. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

We face risks related to natural and other disasters, including severe weather conditions or outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other extraordinary events affecting the PRC. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our products and services.

Our business could also be adversely affected if our employees are affected by health epidemics, such as the outbreak of the COVID-19, avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other diseases. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Most of our directors and management and the majority of our employees currently reside in Northern China. Most of our system hardware and back-up systems are hosted in facilities located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. In addition, political tensions between the United States and China have escalated since the COVID-19 outbreak and the PRC National People’s Congress’ decision on Hong Kong national security legislation. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We have limited business insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies for our products and employees to safeguard against risks and unexpected events. However, we do not maintain business interruption insurance or key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We face certain risks relating to the real properties that we lease.

We lease real properties primarily for our office use in China, and the lease agreements for some of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities.

As of the date of this annual report, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, government authorities could impose fines on us due to our failure to register some of our lease agreements, which may negatively impact our financial condition.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by the rules of the SEC, for newly public companies.

Prior to our IPO, we were a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our Company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules. We have begun to implement a number of measures to address the material weakness. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.”  However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and our management concluded the material weakness still existed as of December 31, 2020. Our failure to correct the material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Furthermore, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002.  Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and results of operations.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase in the future. Unless we are able to offset these increased labor costs by increasing our revenues faster, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

If we fail to effectively identify, pursue and consummate strategic investments, acquisitions or partnerships, our ability to grow and to achieve profitability could be impacted.

We may from time to time evaluate opportunities for strategic investments, acquisitions or partnerships, and engage in discussions with possible domestic and international candidates. We may not be able to identify suitable opportunities for strategic investments, acquisitions or partnerships, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of the acquired businesses and companies. Moreover, we may be unable to achieve the level of profitability or realize other benefits from such opportunities as expected, if at all. There may be particular complexities, regulatory or otherwise, associated with our potential expansion into new markets, and our strategies may not be successful beyond our current markets. If we are unable to effectively address these challenges, our ability to pursue strategic investments, acquisitions or partnerships as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth and profitability.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at the provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of users. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our learning apps. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We are a “controlled company” within the meaning of the New York Stock Exchange’s corporate governance rules and, as a result, rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the New York Stock Exchange’s corporate governance rules because Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. We rely on the exemption with respect to the rule that a majority of the board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services, with a few exceptions, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through Tianjin Hongen Perfect Future Education Technology Co., Ltd., or our VIE, and its subsidiaries, which currently holds the value-added telecommunication business license and other licenses necessary for our operation of such restricted business, based on a series of contractual arrangements by and among Hongen Perfect Future (Tianjin) Investment Co., Ltd., or Hongen Investment, our VIE and its shareholders. These contractual agreements enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over our VIE and consolidate financial results of our VIE and its subsidiaries in our financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, Tian Yuan Law Firm, (i) the ownership structures of our VIE and Hongen Investment in China are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hongen Investment, our VIE and its shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•                  revoking the business licenses and/or operating licenses of such entities;

•                  imposing fines on us;

•                  confiscating any of our income that they deem to be obtained through illegal operations;

•                  discontinuing or placing restrictions or onerous conditions on our operations;

•                  placing restrictions on our right to collect revenues;

•                  shutting down our servers or blocking our apps/websites;

•                  requiring us to restructure our ownership structure or operations;

•                  restricting or prohibiting our use of the proceeds from our financing activities to finance the business and operations of our VIE and its subsidiaries; or

•                  taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIE in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from our consolidated variable interest entity, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with our VIE and its shareholders may not be as effective as direct ownership in providing operational control.

We have to rely on the contractual arrangements with our VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have actual or potential conflicts of interest with us.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed powers of attorney to appoint Hongen Investment or a person designated by Hongen Investment to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with our VIE and its shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) each of the spouses of Mr. Hanfeng Chi and Mr. Tian Liang has respectively executed a spousal consent letter, under which each spouse agrees that she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIE and its shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of Hongen Investment, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures for the Access of Foreign Investment (Negative List) jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, and took effect in July 2020. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use and enjoy assets held by our VIE that are critical to the operation of our business if our VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIE holds certain assets that may be critical to the operation of our business. If the shareholders of our VIE breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if our VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if our VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Hongen Investment, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We expect that our revenues will be primarily derived in China and most of our operations will continue to be conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position.

The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our VIE and its subsidiaries. Such corporate structure may subject us to sanctions, compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Our VIE currently holds a license for internet information services, or the ICP License, which is a kind of VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our directors and senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued a circular, known as SAT Circular 82, as last amended in 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that iHuman Inc. is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017, as amended. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to a withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and such non-resident enterprises should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and China’s foreign exchange policies. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the PRC Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options have been subject to these regulations since our company became an overseas-listed company upon the completion of our initial public offering in 2020. Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Stock Incentive Plans.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 and SAFE Circular 13 are applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries.

We have notified all PRC individuals or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and our VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, our VIE and its subsidiaries. We may make loans to our PRC subsidiaries, our VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our wholly owned PRC subsidiaries, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registration requirements. In addition, an FIE is required to use its capital pursuant to the principle of authenticity and for its own use within its business scope. The capital of an FIE may not be used: (i) directly or indirectly for payments beyond the business scope of the FIE or for payments prohibited under relevant laws and regulations; (ii) directly or indirectly for investment in securities, unless otherwise permitted under relevant laws and regulations; (iii) for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the FIE; or (iv) for the payment of expenses related to the construction or purchase of real estate that is not for its own use (except for real estate enterprises). Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our VIE, which is a PRC domestic company. Further, we are not likely to finance the activities of our VIE by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information and certain other businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or the Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, since the SAFE Circular 28 and Circular 330 are relatively new, it is unclear how SAFE and other government authorities as well as competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or VIE or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance. If additional remedial measures are imposed on the China-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, since we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the edutainment industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks Related to Our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings, cash flow;

•                  fluctuations in operating metrics;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new solutions and services and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental negative publicity about us, our competitors or our industry;

•                  additions or departures of key personnel;

•                  release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•                  regulatory developments affecting us or our industry; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares are entitled to one vote per share while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of March 31, 2021, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns 144,000,000 Class B ordinary shares, representing 92.2% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Mr. Michael Yufeng Chi has considerable influence over matters requiring shareholders’ approval, such as appointing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after our initial public offering are also available for sale, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. To the extent our ordinary shares are sold in large numbers in the market, the market price of our ADSs could decline.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

Our amended and restated memorandum and articles of association and our agreement with the depositary bank (“deposit agreement”) provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the deposit agreement, which could limit the ability of holders of our ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our amended and restated memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs or ADRs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our amended and restated memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the amended and restated memorandum and articles of association and deposit agreement.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the underlying Class ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw such Class A ordinary shares and become the registered holder of such Class A ordinary shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such Class A ordinary shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such Class A ordinary shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our underlying Class A ordinary shares represented by your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for ADS holders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association —Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, many of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or if the United States District Court for the Southern District of New York lacks subject matter jurisdiction).

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the Securities Act and the Exchange Act.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our ADSs less attractive or our company less comparable to certain other public companies because we will rely on these exemptions and election. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.                                              INFORMATION ON THE COMPANY

A.                          History and Development of the Company

We commenced operations through Tianjin Hongen Perfect Future Education Technology Co., Ltd., or Tianjin Hongen, in March 2016. We established certain wholly-owned subsidiaries of Tianjin Hongen to conduct our business, including Beijing Hongen Perfect Future Education Technology Co., Ltd. in July 2016 and Tianjin Hongen Perfect Technology Development Co., Ltd. in August 2019.

Hongen Education & Technology Co., Ltd., or Hongen Education, an affiliate of ours, historically operated the business of learning materials and devices as well as the business of kindergartens and after-school learning centers. In November and December 2019, through a business combination under common control, we consolidated the business related to learning materials and devices of Hongen Education into Beijing Jinhongen Education Technology Co., Ltd, a wholly-owned subsidiary of Tianjin Hongen. Hongen Education continues to be our affiliate and operate kindergartens and after-school learning centers.

Our holding company, iHuman Inc., was incorporated in September 2019. In October 2019, iHuman Inc. established a wholly-owned subsidiary in Hong Kong, iHuman Online Limited. In November 2019, iHuman Online Limited established a wholly-owned subsidiary in China, Hongen Perfect Future (Tianjin) Investment Co., Ltd., or Hongen Investment. In May 2020, Hongen Investment established a wholly-owned subsidiary in China, Hongen Perfect (Beijing) Education Technology Development Co., Ltd., or Hongen Edutech. In June 2020, we gained control over Tianjin Hongen through Hongen Investment by entering into a series of contractual arrangements with Tianjin Hongen and its shareholders.

On October 9, 2020, our ADSs commenced trading on the NYSE under the symbol “IH.” We raised, from our initial public offering and from the underwriters’ full exercise of option to purchase additional ADSs, approximately US$87.5 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at Floor 8, Building 2, No. 1 Wangjing East Road, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86 10 5780 6606. Our registered office in the Cayman Islands is located at the Office of Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, KY1 1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.ihuman.com. The information contained on our website is not a part of this annual report.

B.                          Business Overview

We are a leading childhood edutainment company in China, with core expertise in providing integrated and innovative products and services catering to the education demands for children. According to the Frost & Sullivan Report, we ranked No. 1 among online childhood edutainment providers in China in terms of both MAUs and the number of paying users in 2020.

With innovative and high-quality products and services targeting both individual users and education organizations, we have built a trusted and well recognized brand, as well as a massive and loyal following among families and educators throughout China. Our learning apps have attracted a user base of 10.61 million average total MAUs in 2020.

Our line-up of highly effective edutainment products and services include (i) interactive and self-directed learning apps, and (ii) learning materials and devices.

•

Interactive and self-directed learning apps that are engaging, innovative and fun, designed to maximize effective learning among children, which deliver an immersive learning experience and enable children to conduct self-directed learning in an efficient manner, making working parents’ lives easier at the same time: iHuman Chinese (“洪恩识字”), iHuman English (“ 洪恩英语”), iHuman Pinyin (“洪恩拼音”), iHuman Magic Math (“ 洪恩数学”), iHuman Books (“洪恩双语绘本”), and iHuman Stories (“洪恩故事”). Our learning apps seamlessly integrate solid pedagogy, attractive edutainment features and systematic assessment tools, thereby striking a proper balance between education and entertainment.

•

Time-tested learning materials and devices that encompass learning materials in both physical and digital formats, as well as learning devices that augment the effectiveness of our learning materials. Our learning materials serve both individual users and education organizations, covering diverse subjects including Chinese culture, literacy and reading, logical and critical thinking, STEM, STEM robotics, music, painting and physical education. Our learning devices, designed to be used in tandem, further drive the effectiveness of our learning materials.

We launched our online operations with the debut of our first interactive and self-directed learning app iHuman Chinese in 2016 and began to monetize this learning app in the second quarter of 2018. In late 2019, through a business combination under common control between our online operations and certain traditionally offline businesses of Hongen Education, we embarked on a new chapter of integrated development. The combination merged the decades-long operational experience and deep insights in China’s childhood education sector from Hongen Education with our industry-leading product development and original content creation capabilities.

Content.  Leveraging our deep insights in China’s childhood education sector and technological strength in edutainment and animation, we offer a variety of high-quality original education content covering various subjects in rich formats, catering to the evolving and diversified needs of both individual users and education organizations for childhood education. We have strong in-house content development expertise in educational materials, edutainment features, video and audio effects as well as art designs. In addition, our products and services are imbued with the rich operational know-how and deep understanding of China’s childhood education sector accumulated throughout the past decades, making our content highly compelling to our users. We also selectively collaborate with leading global learning content providers to jointly develop educational materials to further enhance our content origination capabilities.

Technology.  We consistently pioneer new products that capture new market opportunities generated by the latest technological breakthroughs, meeting the evolving user demands for effective learning services. We deploy advanced edutainment technologies, AI technologies and big data analysis to provide superior user experience. According to the Frost & Sullivan Report, we were among the first in the education sector in China to apply sophisticated game engines to the design of online education products. Our proprietary edutainment technologies enable our online education products to offer a uniquely interactive and entertaining experience, inspiring children’s learning interests and driving their engagement. We also deploy advanced AI technologies that power various teaching and voice assessment tools, all to improve the learning effectiveness for children. Leveraging our proprietary big data system, we are able to consistently refine and upgrade our products, as well as to intelligently recommend content to our users and continually to improve user experience.

Capitalizing on our proprietary technology infrastructure and innovative products and services, we have built a scalable business. We mainly generate revenues from users’ paid subscriptions for the premium content of our learning apps, as well as the sale of learning materials and devices to both individual users and education organizations.

Our total revenues increased from RMB131.9 million in 2018 to RMB218.7 million in 2019, and further increased to RMB531.9 million (US$81.5 million) in 2020. In particular, our learning services revenues increased by nearly five-fold from RMB22.0 million in 2018 to RMB107.4 million in 2019, and further increased to RMB430.5 million (US$66.0 million) in 2020, more than four-fold compared to 2019.

Our gross profit also doubled from RMB66.0 million in 2018 to RMB134.5 million in 2019 and almost tripled to RMB365.4 million (US$56.0 million) in 2020. We had operating losses of RMB22.1 million, RMB278.8 million and RMB44.5 million (US$6.8 million) in 2018, 2019 and 2020, respectively. Excluding share-based compensation expenses, we had adjusted operating losses of RMB22.1 million in 2018 and RMB8.3 million in 2019, while we recorded an adjusted operating income of RMB35.4 million (US$5.4 million) in 2020. We had net losses of RMB17.6 million and RMB275.6 million, respectively, and, excluding share-based compensation expenses, adjusted net losses of RMB17.6 million and RMB5.1 million in 2018 and 2019, respectively. In 2020, we had a net loss of RMB37.5 million (US$5.7 million) and an adjusted net income of RMB42.4 million (US$6.5 million). For discussions of adjusted operating income (loss) and adjusted net income (loss) and reconciliation of adjusted operating income (loss) to operating income (loss) and adjusted net income (loss) to net income (loss), see “Item 5. Operating and Financial Review and Prospects—A. Opearting Results—Non-GAAP Financial Measures.”

Our Products and Service Offerings

We have built an integrated suite of innovative childhood edutainment products and services offered to both individual users and education organizations that cover childhood education needs in both online and offline scenarios. Through our interactive and self-directed online learning apps, as well as our time-tested learning materials and devices that stay abreast of the childhood educational trends, we deliver an immersive and effective learning experience to children that fills block and fragmented use time.

Interactive and Self-directed Learning Apps

We offer the following interactive learning apps catering to the education needs of children in China. We provide an engaging and effective learning experience to children by integrating solid pedagogy, attractive edutainment features and systematic assessment tools into our educational content.

iHuman Chinese

We launched our first learning app for children, iHuman Chinese, in December 2016. iHuman Chinese utilizes a combination of interactive activities with Chinese language and literature to help children learn, comprehend and master basic Chinese characters. iHuman Chinese has been one of our most popular learning apps. In 2020, iHuman Chinese was ranked top 1 of the bestselling apps in the education category of the Apple App Store in China for 364 days among iPad users, and for 223 days among iPhone users.

iHuman Chinese has a library of 1,300 basic Chinese characters. Our education experts infuse our content with early language learning pedagogies to maximize learning effectiveness for children. The characters are categorized by level of difficulty into three levels on our app to allow children to learn progressively. We provide a systematic learning cycle for each character, which includes play, study, drill, write, review and read, over a series of interactive activities. To stimulate a lasting memory, for every group of new characters, we offer a set of review activities and provide original stories for children to read that includes the new characters. The entire learning cycle is driven by interactive sessions and scenario-based activities. Parents can track their children’s learning progress in a child lock protected section of the app.

Play

We have created one tailor-made interactive session for each Chinese character based on their glyph-vectors to allow children to learn new characters easily through an entertaining experience.

Study

We provide vivid explanations that trace the etymology activity of each character and provide sample sentences, combined with intuitive illustrations, for children to better understand the new characters. Our explanations are tailored to the level of understanding of children.

Drill

We provide fun and interactive exercises for children to practice and effectively memorize newly learnt characters.

Write

We offer personalized chirography for each child, combined with feedback from animation characters, for children to practice writing newly learnt characters through an enjoyable experience.

Review

Based on the Ebbinghaus forgetting curve and our AI algorithms, we provide a series of daily review activities to enhance children’s memory of the characters.

Read

We offer leveled reading materials that include 130 original stories, with each story containing ten new characters, for children to comprehend and fully grasp newly learnt characters.

Through our unique interactive features and educational content infused with relevant pedagogies, iHuman Chinese inspires children’s learning interests and drive their engagement, thereby enabling children to conduct self-directed learning in an efficient manner on our app. We have also been adding new features to iHuman Chinese such as tranditional Chinese idiom expansion pack.

Leveraging our experience in growing a large user base in China, we launched GoPlay Chinese, the international version of iHuman Chinese, in May 2020. We intend to strengthen and localize the content and functionalities of GoPlay Chinese and continue to expand into more foreign markets in the near future.

As iHuman Chinese was the very first app we launched in 2016 and commercialized in 2018, it accounted for over 80% of the total learning services revenues in 2018 and 2019, and approximately 70% in 2020. We have since expanded our online product portfolio to six learning apps that cover various subjects, and we plan to continue to introduce new online products in the foreseeable future to diversify our monetization channels and drive our business growth. Although we commercialized other learning apps, including iHuman Books in 2017, iHuman Magic Math in 2018, iHuman Stories in 2018, iHuman Pinyin in late 2019 and iHuman English and GoPlay Chinese in 2020, the growth of these offerings may not outpace the growth of iHuman Chinese and our reliance on iHuman Chinese may continue in the near future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on a single learning app, iHuman Chinese, for a majority portion of our subscription service revenue and any changes in the market and popularity of iHuman Chinese could have a material adverse effect on our business, financial condition and results of operations.”

iHuman English

iHuman English is an educational application for children to learn English. The app boasts a learning system designed to align with the cognitive developmental stages of children of various ages. Learners may access to learning sessions suitable for their proficiency within any of the four levels designed.

The iHuman English app offers immersive learning experience with hundreds of 3D settings that simulate the real world. Young learners, as a result, often find it easy to understand new words and expressions in context and may also learn to speak English using features designed to imitate real-life conversations. The app also provides a fun learning experience with interactive video lessons, nursery rhymes, and leveled picture books, with the addition of AI speech recognition and AR technologies that make learning more effective and personalized.

Children can practice their English speaking with AI-based animation characters in a specific section of the app, the Dialogue City. We utilize our AI-driven voice assessment engine tailored to phonetics of children in the Dialogue City to develop and improve the children’s pronunciations. iHuman English also provides automated learning reports to keep parents informed of their children’s learning progress.

iHuman Pinyin

iHuman Pinyin provides an interactive environment for children to learn Pinyin, the phonetic system for Chinese characters, and teaches children all 63 elements and over 400 common combinations of such elements.

iHuman Pinyin offers over 100 interactive edutainment programs that encompass a fun and enjoyable learning cycle for children. Our interactive edutainment programs drive children’s engagement and enable children to conduct self-directed learning in an efficient manner. Our content development expertise has created one original song for each Pinyin element to help children easily differentiate between Pinyin elements and English alphabet letters, as well as tailor-made nursery rhymes and illustrations for children to firmly understand and remember the phonetic notations.

iHuman Pinyin utilizes our proprietary voice assessment engine to help children learn and practice the correct Pinyin pronunciation effectively. We deploy AI technology in our voice recognition engine tailored to recognize the phonetics of children and help correct their pronunciations. iHuman Pinyin also provides learning reports within the app to keep parents informed of their children’s learning progress.

iHuman Magic Math

iHuman Magic Math applies a variety of immersive and stimulating methods to cultivate and enhance children’s interest of learning through interactive animation learning sessions with edutainment teaching methods, and to develop their imaginative and logic reasoning capabilities.

We have experienced experts in the childhood education industry developing more than 128 comprehensive learning  sessions with four different levels. Children may choose to follow a systematic learning path of study, including play, learn, quiz, use and review.

Our educational content is updated on an ongoing basis by our education experts to enhance children’s learning experience and engagement. Parents may review learning reports in the app to monitor their children’s learning progress.

iHuman Books

iHuman Books offers books for children to read in English and Chinese with original high-quality illustrations. We select modern and classic stories based on pedagogical principals and all stories may be read in full or shorter versions. The stories can be narrated in English and Chinese. iHuman Books offers reading materials to improve children’s literacy and reading skills. Leveraging our advanced animation technologies, iHuman Books provide high-quality illustrations through interactive animations, creating an innovative AR reading experience for children which enhances their reading interests.

iHuman Stories

iHuman Stories has a carefully curated selection of classic and popular bedtime stories mainly designed for children to listen. The children would enjoy an immersive, vivid experience enabled by the original theatrical stories featuring ample characters. iHuman Stories employs advanced data analysis technologies to recommend stories based on children’s age and preferences.

Our Learning Materials and Devices

We develop learning materials, including books, digital media, and teaching tools for children. Our learning materials serve both education organizations that seek quality edutainment resources for childhood education and families who have childhood education needs at home.

For kindergarten and other education organizations, we have developed our proprietary curriculums to effectively improve the comprehensive mental and physical aptitudes of children, leveraging experience from our education experts and our deep understanding of China’s childhood education sector. Our learning materials lay a solid academic foundation for children, covering diverse subjects including Chinese culture, literacy and reading, logical and critical thinking, STEM, STEM robotics, music, painting and physical education. We develop substantially all of our learning materials in-house and have education experts dedicated to designing, evaluating and regularly updating educational materials for each subject.

For family users, we provide learning materials, such as books and cards that match perfectly with our online apps in terms of artistic style, content and IP. This has effectively expanded the learning scenarios of our online products and improved learning efficiency, forming a closed-loop, elevated user stickiness.

We also offer learning devices, including smart reading pens, building blocks and learning consoles, to make learning more productive and efficient for children. Our learning devices are designed to be used in tandem with our learning materials. Our smart reading pens are designed to be used with our reading materials for children. When the reading pen is placed on a specific sentence in the book, it will automatically read out the sentence.

We offer various sets of building blocks embedded with processing chips for children to build robotic toys that help children to understand basic science concepts. Our building blocks stimulate children’s hands-on capabilities and inspire their interests in science through a playful learning experience. We also provide learning consoles, such as learning cards for various subjects, to augment the effectiveness of our learning materials.

Our Users and Customers

Our Users for Learning Apps

Our users are primarily children, with parents who seek quality childhood educational resources for their children. These parents are generally of the young generation born in 1980s and 1990s, who are more tech savvy.

The number of our average total MAUs grew from 1.44 million in 2018 to 3.70 million in 2019 and 10.61 million in 2020. The number of paying users who paid subscriptions for the premium content on our apps increased from 0.55 million in 2018 to 1.32 million in 2019, and further increased to 3.73 million in 2020. We intend to expand the demographic coverage of our learning apps to broader children groups.

Our Customers for Learning Materials and Devices

We primarily target kindergartens and education organizations seeking high quality edutainment resources for children, as well as parents who have childhood education needs at home. Based on information provided by our third-party distribution partners and our internal data, as of December 31, 2020, we have sold our learning materials and devices to kindergartens and other education organizations covering almost all provinces or municipalities in China.

Content Development

We focus on cultivating creativity and teamwork to develop the best educational content with interactive features suited for children. As part of our integrated product strategy, we take a holistic approach in overall product planning and resources allocation for our businesses in our content development process. Leveraging our rich industry and operational know-how in childhood education and our expertise in applying advanced technologies, we develop our educational content with solid pedagogy and elements of fun.

We have a dedicated content development team employing a total of about 460 professionals as of December 31, 2020. Our content development team consists of education experts, edutainment designers, artwork and graphics personnel, and product managers. As of December 31, 2020, we have more than a hundred education experts with expertise in children psychology and education content development.

Studio Model

Our content development personnel are organized into studios, each of which functions as a creative hub. As of December 31, 2020, we had more than ten studios covering various subjects. Furthermore, we also selectively collaborate with leading global learning content providers to jointly develop educational materials to further enhance our content origination capabilities.

Composition of Studio

Each studio is staffed with dedicated teams of edutainment designers and professional teachers.

•                  Develop and update education content.  Our education experts infuse solid pedagogy into the development of our education content. To ensure we stay abreast of the latest childhood educational trends, our education experts review and update our content on a regular basis.

•                  Innovative edutainment features.  Leveraging our advanced edutainment technologies, our edutainment designers create interactive activities with edutainment features on our learning apps, thereby infusing the children’s learning experience with a balanced mixture of fun and intellectual stimulation. Our edutainment designers continually develop new and refine existing edutainment features based on feedback from users, user retention rate of relevant products, and our big data analysis to drive user engagement.

•                  Design artwork.  Our artwork and graphics personnel focus on creating the lay-out and artwork of our learning materials and the illustrations on our learning apps.

•                  Effective product development.  Our product managers are responsible for streamlining the content development process from product development and marketing perspectives.

Technology and Infrastructure

Technology is another cornerstone of our business. Our strong technological capabilities enable us to deliver a superior edutainment experience and improve operational efficiency. As of December 31, 2020, we had a technology team of about 110 engineers.

Edutainment

According to the Frost & Sullivan Report, we were among the first in the education sector in China to apply sophisticated game engines to the design of online education products. Our edutainment technologies have enabled us to offer a uniquely interactive and immersive experience to children. Our edutainment features in our learning apps are meticulously designed and imbued with expertise in children psychology, cognizant capabilities and learning curves to deliver a balanced mixture of fun and intellectual stimulation to children. According to the Frost & Sullivan Report, we were among the first movers in China to heavily apply 3D technology in the design of our apps, to deliver more vivid images, better learning experience and cultivate the aesthetic sense of young children. We have developed our proprietary shader system, which employs next generation physically based rendering (PBR) techniques customized to optimize content design in mobile apps.

Artificial Intelligence

We have applied various AI and machine learning technologies in our learning apps for children to learn effectively with minimal parental guidance or supervision. For example, we developed our proprietary AI driven voice assessment engine that is tailored to the phonetics of children and that can correct their pronunciations. Voice assessment technology tailored to children demands a significantly higher level of accuracy than the voice recognition tools embedded in learning products commonly available on the market. Our voice assessment engine also addresses the challenges created by background noise.

Big Data

We can access to the large volume user behavioral data accumulated on our learning apps and obtain feedback from parents. All such data are important to keep us informed of children’s learning needs. We have built strong data analytics capabilities using algorithms, models and data analytics tools to analyze such data. Leveraging our big data analytics technologies, we effectively upgrade our products and services and improve our intelligent content recommendation for our users, thereby enhancing user experience.

Network Infrastructure

We have built a scalable network infrastructure that can support a large active mobile user base. We use proprietary servers hosted in third party IDC centers. We also use third party cloud services to host our network infrastructure. We also have on premise physical servers to support our business. Our users typically generate peak traffic during afternoons, evenings and weekends. We focus on maintaining and enhancing the reliability, stability and scalability of our network infrastructure. Our IT department regularly monitors the performance of our learning apps and infrastructure to enable us to respond quickly to potential problems.

Branding, Marketing and Sales

We have focused on delivering superior quality education products and services for children since our inception. This has allowed us to build a long-lasting brand recognition among families and educators throughout China, which generates significant organic traffic through word-of-mouth referrals. In 2018, our apps were named as one of the Best Apps of the Year (“年度精选App”) by the Apple App Store. Our apps were named as the Premium Education App of the Year (“年度优秀教育应用”) in 2019 and Best Co-operated App (“最佳联运应用”) in 2020 from Huawei AppGallery, and as the Best New App (“新锐应用奖”) in 2019 by Tencent Appstore. In 2020, our iHuman Chinese was listed on the Digital Publication Selection and Recommendation Plan (“数字出版精品遴选推荐计划”) by the National Press and Publication Administration and selected as one of the 2020 Innovative Promotion Projects (“创新成果推广项目”) by China Information Technology Industry Federation. In 2020, we were awarded the Best Innovative Corporation in Information Industry by China Information Industry Trade Association and Most Influential Brand by China Finance Summit. We believe our focus on innovative product development and original content creation will continue to strengthen our brand awareness, which is our best and most cost-efficient marketing measure.

In addition, we promote our products and services through a variety of marketing and brand promotion activities. We place online and mobile marketing mainly through advertisements on app stores. We also conduct marketing on social media platforms and promotional campaigns on internet video and livestreaming platforms in China. To extend our geographic reach, we are also exploring various new sales channels to expand our footprint into the markets in smaller cities across China.

We have an offline sales team to promote our learning materials and devices. Our offline sales team sells our learning materials and devices to education organizations and kindergartens directly and to third-party distribution partners. Individual users can also purchase our learning materials and devices through third-party e-commerce platforms. As part of our integrated approach in managing our offline and online products and services, we leverage our offline sales network to cross-sell our online products, which allows us to scale our business cost-effectively. We also have promotions where we offer online products and services with bundle sales of our learning materials and devices.

Monetization

We mainly generate revenues from the subscription fees that users paid for the premium content of our online learning apps, as well as the sales of learning materials and devices to both individual users and education organizations.

Subscription fees from online learning apps

We attract users with free content on our learning apps and convert them into paying users. For all of our learning apps, users can use beginner-level content for free but would need to pay subscription fees to use our premium content.

Time-based subscription

As of March 31, 2021, we offer time-based subscription packages for the premium content that range from one month to twelve months for our various learning apps. For our apps offered in China, our one-month subscription packages are priced between RMB18 and RMB28, our three-month subscription packages are priced between RMB68 and RMB78, and our twelve-month subscription packages are priced between RMB168 and RMB398. For our apps offered overseas, the prices of subscription packages are generally higher than the prices in China.

Content-based subscription

As of March 31, 2021, we also offer content-based subscription packages on some of our products. Through such subscription, our users can select specific packages comprising premium content for an indefinite term, without subscribing for time-based packages. Our content-based subscription fees range from RMB128 to RMB588.

Sales of learning materials and devices

We generate our revenues from learning materials and devices through sales to distribution partners and sales to end users directly.

Data Privacy and Security

We are committed to protecting our users’ personal information and privacy. We collect personal information and data with users’ prior consent and in accordance with applicable laws. We have established and implemented privacy policy on data collection, processing and usage.

To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security measures. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authorization.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data privacy and protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.”

Competition

The markets in which we operate are competitive and evolving. We face competition from other childhood edutainment service providers in China.

We compete primarily on the basis of the following factors:

•                  quality of products and services;

•                  accumulated user and customer bases;

•                  technology infrastructure and data analytics capabilities;

•                  the development of new product and service offerings; and

•                  brand recognition and reputation.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or more financial, technical or marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share.”

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection, confidentiality agreements with employees and contractual restrictions on intellectual property and confidentiality clauses in our agreements with third-party suppliers to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees and consultants, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of December 31, 2020, we have registered five domain names relating to our business, including our www.ihuman.com website, 81 software copyrights, 38 art work copyrights, six other copyrights, 47 patents and 294 trademarks in the PRC. We are also in the process of applying registrations for 14 patents and 27 trademarks in the PRC. We have applied for one patent and 45 trademark registrations outside of China.

Insurance

In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees. We maintain product liability insurance for certain learning materials used in offline scenarios. We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key personnel insurance. We have maintained director, officer and company liability insurance since October 2020. We consider our insurance coverage to be in line with that of other companies of similar size and business nature in China.

For a discussion of risks relating to our insurance coverage, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited business insurance coverage, which could expose us to significant costs and business disruption.”

Regulations

We operate our business in China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, or the NPC, the country’s highest legislative body, the State Council, the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the MIIT, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, and the National Press and Publication Administration (formerly known as the General Administration of Press and Publication, or the GAPP). This section summarizes the principal PRC regulations related to our business.

Regulation Related to Foreign Investment

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms within five years. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law and became effective on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides, among others, the existing FIEs established prior to the effectiveness date of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law may, within the five-year period following the effective date of the Foreign Investment Law, adjust their corporate form or the governing structure and complete the change in registration pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and relevant laws and regulations, and if it fails to do so, the enterprise registration authority will not process other registration matters of the FIE and may publicize such non-compliance starting from January 1, 2025. On December 26, 2019, the Supreme People’s Court issue an Interpretation of the Application of Foreign Investment Law, which further provides details with respects to the validity of foreign investment contracts. For a detailed discussion of the risk associated with the Foreign Investment Law, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

Regulation Related to Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List) , or the 2020 Negative List, which was promulgated by the Ministry of Commerce and National Development and Reform Commission in June 2020 and came into effect in July 2020. The 2020 Negative List sets out the restrictive measures in a unified manner, such as requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from foreign investment. The 2020 Negative List covers 12 industries, and any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. According to the 2020 Negative List, the proportion of foreign investment in an entity engaging in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) may not exceed 50%.

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and last amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the MIIT and the Ministry of Commerce, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with the above foreign investment restrictions, we rely on the contractual arrangements with our VIE to operate our business in China. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulation Related to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT, or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, or the Telecom License Measures, which initially became effective on April 10, 2009, and was amended on July 3, 2017 and came into effect on September 1, 2017. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2016 MIIT Catalog, which took effect on March 1, 2016, and amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2016 MIIT Catalog. The Administrative Measures on Internet Information Services, or ICP Measures, promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China on June 28, 2016 and came into effect on August 1, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security. We provide information and services to our users through our mobile apps and website, which is classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, Tianjin Hongen, our VIE, has obtained an ICP License which will remain effective until November 22, 2024.

Regulation Related to Educational Apps

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which require, among others, for mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor contents; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements of the Educational Apps. We have fulfilled the filings in accordance with the Opinions on Educational Apps, and have been taking necessary measures to comply with the above requirements.

Regulation Related to Online Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which came into effect on March 10, 2016. Under the Online Publishing Provisions, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. We currently do not hold an Online Publishing Service Permit. As of the date of this annual report, there are no implementation rules, explicit interpretation from the government authorities or prevailing enforcement practice deeming the provision of our edutainment content to our users through our learning apps as “online publishing” and requires an Online Publishing Service Permit. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit and the Online Transmission of Audio-Visual Programs License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC governmental authorities have enacted laws and regulations on internet information security and protection of personal information from any abuse or unauthorized disclosure. The Decisions on Maintaining Internet Security which was enacted by the Standing Committee of the PRC National People’s Congress, or the SCNPC on December 28, 2000 and amended on August 27, 2009, may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security, or the MPS, has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the MPS on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information:(i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015, which became effective on November 1, 2015, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cyber Security Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which was promulgated by the MPS on September 15, 2018 and became effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. On November 28, 2019, the Cyberspace Administration of China, the MIIT, the MPS and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

On August 22, 2019, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of 14 via the internet. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for protection of personal information for children under the age of 14, inform their guardians in a noticeable and clear manner, and shall obtain the consent of their guardians. When obtaining the consent of their guardians, network operators shall explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and shall strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.

According to the Civil Code, which took effect on January 1, 2021, a natural person has the right of privacy and the personal information of a natural person must be protected in accordance with law. Information processors must not divulge or tamper with the personal information collected or stored and must not illegally provide any natural person’s personal information to others without the consent of such natural person.

As we provide information and services through our mobile apps and website, we are subject to these laws and regulations relating to protection of internet security and protection of privacy, and failure to comply with these laws and regulations could have a material adverse effect on us. For a detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data privacy and protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.”

Regulation Related to Distribution of Publications

The GAPP and the MOFCOM jointly issued the Administrative Regulations on Publications Market, effective on June 1, 2016. According to such regulations, any organization or individual engaged in wholesale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of the GAPP; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of the GAPP at the county level.

In addition, pursuant to the Administrative Regulations on Audio-Video Products last amended and effective on February 6, 2016, any entity engaged in the wholesale or retail distribution of audio-video products needs to hold a Permit for Operating Publications. To comply with the relevant laws and regulations, each of Tianjin Hongen, our VIE, and its subsidiary, Beijing Jinhongen Education Technology Co., Ltd., has obtained a Permit for Operating Publications which will remain effective until March 31, 2025 and April 30, 2022, respectively.

Regulation Related to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On April 8, 2008, the SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to the above regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as those providers did not violate the relevant laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions.

On March 30, 2009, the SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 10, 2017, the SAPPRFT issued the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which revised the previous version issued on March 17, 2010. According to the Categories, there are four categories of internet audio and video programs services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online.

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, providing that the classic literary works, radio, film and television programs, internet original audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs which have political orientation issues, copyright issues or content issues. We currently do not hold a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, online edutainment institutions are not explicitly required to obtain the Online Transmission of Audio-Visual Programs License. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretations and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit and the Online Transmission of Audio-Visual Programs License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Production and Operation of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, promulgated by the SAPPRFT are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Production and Operation of Radio and TV Programs Permit from the SAPPRFT or its local branches.

Tianjin Hongen has obtained a Production and Operation of Radio and TV Programs Permit which will remain effective until March 31, 2023.

Regulation Related to Safety of Kindergarten Toys and Tools

Pursuant to the Kindergarten Management Regulations issued by the MOE on September 11, 1989, kindergartens shall establish a safety protection system and shall not use toxic and harmful substances to make teaching tools and toys.

Pursuant to the Work Procedures for Kindergarten last amended by the MOE on January 5, 2016 and became effective on March 1, 2016, the quality of Kindergartens’ teaching tools shall comply with the requirements of relevant national safety standard. The toys and teaching tools shall remain in good safety and sanitary condition. As a childhood edutainment service provider, we develop and provide various teaching tools and devices for children. We have adopted necessary measures and internal control systems to comply with the above requirements.

Regulation Related to Advertising

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of PRC are applied to PRC Advertising Law, which was promulgated by the SCNPC on October 27, 1994 and was last amended on October 26, 2018. Pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. Particularly, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations, or obtaining a degree or qualification certificate; (ii) any express or implied guaranteed promise relating to education or training results; (iii) use of the names or images of research institutes, academic institutions, educational institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Any data, statistics, research result, summary, quotation and other quoted information used in an advertisement shall be authentic and accurate, with the source indicated. If the quoted information is subject to a scope of application or a valid period, the scope of application or valid period shall be clearly indicated. In addition, the minors under the age of ten shall not be used as advertisement endorsers. As we engage in advertising, we are subject to these laws and regulations relating to advertisement.

Regulation Related to Intellectual Property Rights

Copyright and Software Registration

The SCNPC promulgated the PRC Copyright Law in 1990, which was last revised in 2020 and will come into effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On December 20, 2001, the State Council promulgated Computer Software Protection Regulations which came into effect on January 1, 2002 and was last amended on January 30, 2013. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures on February 20, 2002 and amended them on June 18, 2004, which apply to software copyright registration, license contract registration and transfer contract registration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our software copyrights.

Patents

The SCNPC adopted the Patent Law of the PRC in 1984, which was last amended in 2020 and will come into effect on June 1, 2021. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under China Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a fifteen-year term for a design, and a ten-year term for a utility model, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our patents.

Trademark

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982, last revised in April 2019 and became effective in November 2019, as well as its implementation rules adopted in 2002 and revised in 2014. The Trademark Office of China National Intellectual Property Administration handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our trademarks.

Domain Name

The Administrative Measures on Internet Domain Names, or the Domain Name Measures, were promulgated by the MIIT on August 24, 2017, and came into effect on November 1, 2017. According to the Domain Name Measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first- apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our domain names.

Regulation Related to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by State rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. As all of our full-time employees are located in China, we are subject to the above laws and regulations in relation to employment.

Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010 and amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT will become solely responsible for collecting social insurance premiums. As required by relevant law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance.

Housing Provident Fund

According to the Administrative Regulations on the Administration of Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was last amended on March 24, 2019, housing provident fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees.

A unit employer shall undertake registration of payment and deposit of the housing provident fund in the housing provident fund management center and, upon verification by the housing provident fund management center, open a housing provident fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. With respect to unit employers who violate the regulations hereinabove and fail to complete housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such unit employers shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to complete their registrations within the designated period shall be subject to a fine of between RMB10,000 and RMB50,000. When unit employers are in breach of these regulations and fail to pay deposit housing provident fund contributions in full amount as they fall due, the housing provident fund administration center shall order such unit employers to pay within a prescribed time limit, failing which an application may be made to a people’s court for compulsory enforcement. As required by relevant law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including the housing provident fund.

Regulation Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of SAFE or its local counterparts has been obtained.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015 and was amended on December 30, 2019, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which came into effect on June 1, 2015 and was amended on December 30, 2019. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, was promulgated by SAFE on June 9, 2016 and became effective on the same date. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self- discretionary basis. Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or the Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, since the SAFE Circular 28 and Circular 330 are relatively new, it is unclear how SAFE and other government authorities as well as competent banks will carry this out in practice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross- border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of December 31, 2020, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan. We may not be able to obtain these government approvals or complete such registrations on a timely basis, or at all, with respect to future foreign loans provided by us to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and our VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the FIE that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant FIE, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.”

Regulation Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such PRC residents.

In addition, the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.”

Regulation Related to Dividend Distribution

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation Related to Taxation

Enterprise Income Tax

On March 16, 2007, the NPC enacted the Enterprise Income Tax Law, which was last amended on December 29, 2018, and on December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which was amended on April 23, 2019 (or collectively, the PRC EIT Law). The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects.

Under the PRC EIT Law, an enterprise established outside China with its “de facto management body” located in China is considered a “resident enterprise,” which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10%. Dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. For more details, see “Item 10. Additional Information—E. Taxation.”

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-Added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for imposition of Value-Added Tax to Replace Business Tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services and VAT of a rate of 3% applies to small-scale taxpayers. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, the SAT, and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of VAT Tax, or the Notice 39, which became effective on April 1, 2019. The Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%. For more details, see “Item 10. Additional Information—E. Taxation.”

Regulation Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAMR, the CSRC and SAFE jointly issued the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain the Ministry of Commerce’s approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains the Ministry of Commerce’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas. Our PRC legal counsel, Tian Yuan Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange. However, our PRC legal counsel has further advised us that there remains some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Ministry of Commerce Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Ministry of Commerce Security Review Regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On October 23, 2020, the SAMR promulgated Interim Provisions on the Review of Concentrations of Undertakings, effective on December 1, 2020, which further implement the Anti-Monopoly Law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

Regulation Related to Anti Long-Arm Jurisdiction

The MOFCOM issued Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the relevant governmental authorities shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion. Such factors include: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; and/or (vi) other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determines that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction providing that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our major subsidiaries, our VIE and its major subsidiaries, as of December 31, 2020:

Note:

(1)         Shareholders of Tianjin Hongen and their respective shareholdings in the VIE and relationship with our company are (i) Mr. Hanfeng Chi (63.61%), our director and brother of Mr. Michael Yufeng Chi, our controlling shareholder; (ii) Sanming Juyichang Enterprise Management Service Partnership (Limited Partnership) (17.67%), a limited partnership incorporated in the PRC beneficially and wholly owned by our employees and consultant; (iii) Mr. Tian Liang (7.07%), our shareholder; (iv) Sanming Jushengyi Enterprise Management Service Partnership (Limited Partnership) (6.65%), a limited partnership incorporated in the PRC beneficially and wholly owned by our employees; and (v) Sanming Kangqian Information Technology Service Co., Ltd. (5%), a company incorporated in the PRC beneficially and wholly owned by Mr. Hanfeng Chi, our director.

Contractual Arrangements with Our VIE and Its Shareholders

To comply with PRC laws and regulations which has certain limitation of foreign control of companies that engage in value added telecommunication services and certain other businesses, the Group primarily conducts its business in the PRC through its VIE and the VIE’s subsidiaries. The equity interests of the VIE are legally held by the PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, there exists a parent subsidiary relationship between the Company and the VIE through the Company’s effective control of the VIE through the Contractual Agreements. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIE to the Company. Therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX 3A 02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

The following is a summary of the Contractual Agreements:

Powers of Attorneys

Pursuant to the powers of attorneys executed by the Nominee Shareholders, the Nominee Shareholders agreed to entrust to Hongen Investment an irrevocable proxy to exercise all of their rights as shareholders of Tianjin Hongen, the VIE, and to approve, on behalf of the Nominee Shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of Tianjin Hongen. Hongen Investment is also entitled to transfer or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consent. The powers of attorneys remain valid until the exclusive management services and business cooperation agreement expires or terminates.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among Hongen Investment, Tianjin Hongen and its Nominee Shareholders, the Nominee Shareholders irrevocably granted Hongen Investment or its designee(s) an exclusive call option to purchase, when and to the extent permitted under PRC laws, all or part of the equity interests in Tianjin Hongen. Hongen Investment has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the call option to purchase all or part of the equity interests in Tianjin Hongen or assets held by Tianjin Hongen will be the minimum amount of consideration permitted under the then applicable PRC laws. Without the prior consent of Hongen Investment, Tianjin Hongen and its Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. The exclusive call option agreement will remain in effect until all the equity interests held by Nominee Shareholders or the assets held by Tianjin Hongen are transferred to Hongen Investment or its designee(s). Hongen Investment may terminate the exclusive call option agreement at its sole discretion, whereas under no circumstances may Tianjin Hongen or its Nominee Shareholders terminate this agreement. Any proceeds received by the Nominee Shareholders from the exercise of the option and distribution of profits or dividends, shall be remitted to Hongen Investment or its designee(s), to the extent permitted under PRC laws.

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement between Hongen Investment, Tianjin Hongen and the Nominee Shareholders, Hongen Investment has the exclusive right to provide technical and consulting services to Tianjin Hongen and its subsidiaries related to the education business, including but not limited to education management consultancy services, permission of intellectual property rights, technical support and business support. Without the prior written consent of Hongen Investment, Tianjin Hongen may not accept any services subject to this exclusive management services and business cooperation agreement from any third party, while Hongen Investment has the right to designate any party to provide such services. In return, Tianjin Hongen agrees to pay a service fee to Hongen Investment. Hongen Investment has the right to unilaterally adjust the service fee. The exclusive management services and business cooperation agreement is effective within the operating period of Tianjin Hongen. Hongen Investment may terminate this agreement unilaterally, whereas under no circumstances can the Tianjin Hongen and the Nominee Shareholders terminate this agreement.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement among Hongen Investment, Tianjin Hongen and its Nominee Shareholders, the Nominee Shareholders have pledged all of their equity interests in Tianjin Hongen to Hongen Investment to guarantee the performance of Tianjin Hongen and their obligations under the Contractual Agreements described above. During the term of the equity interest pledge agreement, Hongen Investment has the right to receive all of Tianjin Hongen’s dividends and profits distributed on the pledged equity. In the event of a breach by Tianjin Hongen or any of its Nominee Shareholders of the contractual obligations under the equity interest pledge agreement, Hongen Investment or its designee(s), as pledgee, will have the right to purchase, auction or sell all or part of the pledged equity interests in Tianjin Hongen and will have priority in receiving the proceeds from such disposal. Tianjin Hongen and its Nominee Shareholders, undertake that, without the prior written consent of Hongen Investment, they will not transfer, create or allow any encumbrance on the pledged equity interests. The equity interest pledge agreement will be valid until Tianjin Hongen and its Nominee Shareholders fulfill all contractual obligations under the Contractual Agreements.

Financial Support Letter

Pursuant to the financial support letter, the Company is obligated and hereby undertakes to provide unlimited financial support to Tianjin Hongen, to the extent permissible under the applicable PRC laws and regulations. The Company agrees to forego the right to seek repayment in the event if Tianjin Hongen is unable to repay such funding.

Resolution of the Company’s board of directors

The Company’s board of directors resolved that the rights under the powers of attorneys and the exclusive call option agreement were assigned to any officer authorized by the Company’s board of directors.

In the opinion of the Tian Yuan Law Firm, Company’s PRC legal counsel, (i) the ownership structures of the VIE and WFOE are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the Contractual Agreements are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, uncertainties in the PRC legal system could cause relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these Contractual Agreements. Furthermore, the Nominee Shareholders of the VIE may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIE. In addition, if the Nominee Shareholders will not remain the shareholders of the VIE, breach, or cause the VIE to breach, or refuse to renew, the existing Contractual Agreements the Company has with them and the VIE, the Company may not be able to effectively control the VIE and receive economic benefits from it, which may result in deconsolidation of the VIE.

In addition, if the current structure or any of the Contractual Agreements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company.

As of December 31, 2020, there were no pledge or collateralization of the VIE and its subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and its subsidiaries are without recourse to the Company.

D.                          Property, Plant and Equipment

We lease offices in Beijing with premises of 6,934 square meters, with lease terms of up to 30 months, which are leased from Perfect World Group, an affiliate of ours. We also lease office in Wuhan for an aggregate of 354.62 square meters. We lease employee dormitory facilities in Hubei Province and Shandong Province, for an aggregate of 372.22 square meters, with lease terms of up to one year. We also lease warehouse facilities in Zhongshan, Guangdong Province, for an aggregate of 12,473 square meters, with lease terms ranging from 66 to 78 months. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4.A.            UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.                                              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This report contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. See “Forward-Looking Information.”

A.                          Operating Results

We are a leading childhood edutainment company in China, with core expertise in providing integrated and innovative products and services catering to the education demands for children. According to the Frost & Sullivan Report, we ranked No. 1 among online childhood edutainment providers in China in terms of both MAUs and the number of paying users in 2020.

With innovative and high-quality products and services targeting both individual users and education organizations, we have built a trusted and well recognized brand, as well as a massive and loyal following among families and educators throughout China. Our learning apps have attracted a user base of 10.61 million average total MAUs in 2020. Our line-up of highly effective edutainment products and services include (i) interactive and self-directed learning apps, and (ii) learning materials and devices.

We launched our online operations with the debut of our first interactive and self-directed learning app iHuman Chinese in 2016 and began to monetize this learning app in the second quarter of 2018. In late 2019, through a business combination under common control between our online operations and certain traditionally offline businesses of Hongen Education, we embarked on a new chapter of integrated development. The combination merged the decades-long operational experience and deep insights in China’s childhood education sector from Hongen Education with our industry-leading product development and original content creation capabilities.

Capitalizing on our proprietary technology infrastructure and innovative products and services, we have built a scalable business. We mainly generate revenues from users’ paid subscriptions for the premium content of our learning apps, as well as the sale of learning materials and devices to both individual users and education organization.

Our total revenues increased from RMB131.9 million in 2018 to RMB218.7 million in 2019, and further increased to RMB531.9 million (US$81.5 million) in 2020. In particular, our learning services revenues increased by nearly five-fold from RMB22.0 million in 2018 to RMB107.4 million in 2019, and further increased to RMB430.5 million (US$66.0 million) in 2020, more than four-fold compared to 2019.

Our gross profit also doubled from RMB66.0 million in 2018 to RMB134.5 million in 2019 and almost tripled to RMB365.4 million (US$56.0 million) in 2020. We had operating losses of RMB22.1 million, RMB278.8 million and RMB44.5 million (US$6.8 million) in 2018, 2019 and 2020, respectively. Excluding share-based compensation expenses, we had adjusted operating losses of RMB22.1 million in 2018 and RMB8.3 million in 2019, while we recorded an adjusted operating income of RMB35.4 million (US$5.4 million) in 2020. We had net losses of RMB17.6 million and RMB275.6 million, respectively, and, excluding share-based compensation expenses, adjusted net losses of RMB17.6 million and RMB5.1 million in 2018 and 2019, respectively. In 2020, we had a net loss of RMB37.5 million (US$5.7 million) and an adjusted net income of RMB42.4 million (US$6.5 million). For discussions of adjusted operating income (loss) and adjusted net income (loss) and reconciliation of adjusted operating income (loss) to operating income (loss) and adjusted net income (loss) to net income (loss), see “—Non-GAAP Financial Measures.”

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s childhood education industry. We have benefited from the China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on education. Our results of operations and financial condition are also affected by a number of technological advancements in the childhood education industry, including technological advancements in interaction, edutainment and other content features that contribute to continued improvement in children’s learning experience and education quality, as well as the increasing mobile internet penetration in China.

While our business is influenced by these general factors, we believe our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to grow our user base

We currently derive all of our learning services revenues from subscription fees charged to users for the premium content on our online learning apps. Our learning services revenues is driven by the increase in the number of our paying users, which is affected by our ability to grow the number of active users, and our ability to convert a greater portion of our active users into paying users. We track the average total MAUs for each of our learning apps, which is the number of unique mobile devices through which such learning app is accessed at least once in a given month, as a key metric for our user base and our users’ level of engagement. Our ability to maintain and enhance user engagement, depends on, among other things, our ability to continually offer popular childhood edutainment products and services and provide an entertaining and effective learning experience. The number of our average total MAUs grew from 1.44 million in 2018 to 3.70 million in 2019, and further to 10.61 million in 2020. Our paying users increased from 0.55 million in 2018 to 1.32 million in 2019, and further to 3.73 million in 2020.

Our ability to increase average spending of paying users

Our learning services revenues is also driven by the increase in average revenue per paying user for such services. Our learning services revenues increased from RMB22.0 million in 2018 to RMB107.4 million in 2019, and further to RMB430.5  million (US$66.0 million) in 2020. In the corresponding period, our average revenue per paying user also increased from RMB40.2 in 2018 to RMB81.5 in 2019, and further to RMB115.5 (US$17.7) in 2020. Average revenue per paying user is primarily determined by our ability to provide a suite of diversified products tailored to childhood education needs, the perceived effectiveness of our education content, as well as our pricing strategies. Leveraging our strong in-house original educational content development expertise and our application of advanced edutainment technologies, we intend to continue to expand our product offerings to cover a wider array of subjects, through a more diverse selection of content delivery formats. We determine our pricing primarily based on our assessment of the market demand, as well as certain other factors, such as the availability of competing products.

Our ability to optimize our product offerings

We offer a diversified suite of integrated online and offline childhood edutainment products to individual users, education organizations and distributors, and our results are affected by the gross margins for the mix of products we offer. Leveraging our integrated approach in growing and managing our online and offline product and service offerings, we have expanded our offerings in a scalable manner through effectively lowering our marginal costs. Our gross profit more than doubled from RMB66.0 million in 2018 to RMB134.5 million in 2019, and further almost tripled to RMB365.4 million (US$56.0 million) in 2020. Our gross margin also increased from 50.1% in 2018 to 61.5% in 2019, and further to 68.7% in 2020. We intend to continue to leverage our integrated strategy to optimize our product mix and develop new services and products that meet diversified needs of both individual users and education organizations.

Our ability to manage our costs and operating expenses effectively

Our results of operations are affected by our ability to control our costs. We intend to continue to prudently control our product costs for our learning materials and devices.

We have also incurred substantial research and development expenses and continue to improve our technologies to offer innovative content compelling to users. We plan to continue investing in technological innovations and monitoring relevant expenses.

Historically, we have been able to maintain our sales and marketing expenses as a relatively low percentage of our revenues, due to our strong brand reputation and word-of-mouth referrals from existing customers and users. We intend to continue to leverage our existing brand value and to strategically and efficiently market our services and products while engage in advertising and other marketing methods.

From 2018 to 2019, our research and development expenses and general and administrative expenses increased at higher rates than that of our total revenues, primarily due to the significant increase in share-based compensation expenses in connection with the share issuances to our employees and consultant in 2019. From 2019 to 2020, our revenues grew at a higher rate than those of our research and development expenses and general and administrative expenses.

Our ability to continue to upgrade our technological capabilities

We have a strong ability to deploy advanced edutainment technologies into our learning apps and content creation, which differentiates us from our competitors and is also a key factor that affects our revenues and financial results. According to the Frost & Sullivan Report, we were among the first in the education sector in China to apply sophisticated game engines to the design of online education products. We also employ strong in-house content development expertise in educational materials, edutainment features, video and audio effects as well as art design. We leverage our expertise in applying advanced technologies to infuse our educational content with solid pedagogy and elements of fun. We also utilize AI technologies and big data analysis to provide superior user experience. We will continue to increase our investments in developing and upgrading our technology with a focus on providing a uniquely interactive and effective learning experience. Our emphasis will be on technological advancement, such as proprietary AR/VR technologies, AI technologies underlying children-focused voice recognition, and assessment tools and adaptive learning functionalities, as well as product edutainment and interactive features. We believe our ability to grow our business significantly depends on our ability to continue to upgrade our technological capabilities to optimize our services and products.

Key Components of Results of Operations

Revenues

We generate revenues from (i) learning services, which represent subscription fees charged to users for premium content on our learning apps, and (ii) learning materials and devices, which represent revenues from sale of learning materials and devices to individual users, education organizations and third party distributors. The following table sets forth a breakdown of our total revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Learning services	22,010	16.7	107,409	49.1	430,466	65,972	80.9
Learning materials and devices	109,857	83.3	111,247	50.9	101,449	15,548	19.1
Total net revenues	131,867	100.0	218,656	100.0	531,915	81,520	100.0

Cost of revenues

Our cost of revenues primarily consists of channel costs and product costs. The channel costs mainly include commission paid to third party mobile app stores and to third party distributors for our online learning apps. Our cost of revenues also includes payroll and welfare expenses, freight costs, and others. We expect our cost of revenues will continue to increase in absolute amount in the foreseeable future as our business continues to grow. The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of Revenues:
Product costs	44,899	34.0	44,878	20.5	40,179	6,158	7.6
Channel costs	7,860	6.0	26,974	12.3	98,027	15,023	18.4
Freight	3,824	2.9	3,151	1.4	3,746	574	0.7
Payroll and welfare	3,557	2.7	2,582	1.2	6,517	999	1.2
Others	5,714	4.3	6,578	3.1	18,003	2,759	3.4
Total cost of revenues	65,854	49.9	84,163	38.5	166,472	25,513	31.3

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	52,103	39.5	170,155	77.8	199,510	30,576	37.5
Sales and marketing expenses	21,987	16.7	53,716	24.6	95,717	14,669	18.0
General and administrative expenses	13,986	10.6	189,433	86.6	114,667	17,573	21.6
Total operating expenses	88,076	66.8	413,304	189.0	409,894	62,818	77.1

Research and development expenses.  Our research and development expenses primarily consist of payroll and welfare expenses and share-based compensation to our personnel engaged in content development and technology development, outsourcing expenses related to third party research and development service providers, and to a lesser extent, rental expenses for office space, and others. We recorded share-based compensation expenses of nil in 2018, RMB76.3 million in 2019 and RMB19.5 million (US$3.0 million) in 2020 in research and development expenses, due to share issuances and option grants to our employees in 2019 and 2020. We expect our research and development expenses to continue to increase in absolute amount in the foreseeable future as we continue to invest in content development and technology development. The following table breaks down our total research and development expenses by categories, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses:
Payroll and welfare	44,359	33.6	77,169	35.3	145,704	22,330	27.4
Share-based compensation	—	—	76,301	34.9	19,499	2,988	3.7
Outsourcing	4,130	3.1	9,893	4.5	21,311	3,266	4.0
Rental	2,535	1.9	5,211	2.4	8,857	1,357	1.7
Others	1,079	0.9	1,581	0.7	4,139	635	0.7
Total research and development expenses	52,103	39.5	170,155	77.8	199,510	30,576	37.5

Sales and marketing expenses.  Our sales and marketing expenses primarily consist of payroll and welfare expenses, advertisement and promotion expenses, and share-based compensation to personnel involved in sales and marketing. We recorded share-based compensation expenses of nil in 2018, RMB25.9 million in 2019 and RMB2.9 million (US$0.4 million) in 2020 in sales and marketing expenses, due to share issuances and option grants to our employees in 2019 and 2020. We expect our sales and marketing expenses to increase in absolute amount in the foreseeable future as we seek to further expand our user base for learning apps and maintain our sales and marketing efforts for our learning materials.

General and administrative expenses.  Our general and administrative expenses primarily consist of payroll and welfare expenses, professional fees and share-based compensation to our management employees involved in general corporate functions and administrative matters. We recorded share-based compensation expenses of nil in 2018, RMB168.3 million in 2019 and RMB55.6 million (US$8.5 million) in 2020, in general and administrative expenses due to share issuances and option grants to our employees and consultant in 2019 and 2020. We expect our general and administrative expenses to increase in absolute amount in the near future, as we will incur additional expenses related to the anticipated growth of our business as well as accounting, insurance, investor relations and other compliance costs as a public company.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2019 and 2020.

PRC

Generally, our PRC subsidiaries, consolidated variable interest entity and its subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

An enterprise may benefit from preferential tax treatment under the EIT law if it qualifies as a “Software Enterprise.” Tianjin Hongen qualified as a Software Enterprise and is entitled to an exemption from enterprise income tax for two years starting 2020, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a Software Enterprise is subject to annual evaluation by the relevant authorities in China.

Our learning services are subject to value added tax, or VAT, at the rate of 6% for general VAT payer entities. The entities that are engaged in the sale of learning products are generally required to pay VAT at a rate of 17% (or other applicable value added tax rate implemented by the provision regulation) of the gross sales proceeds received, less any creditable value added tax already paid or borne by the taxpayer. Pursuant to further VAT reform implemented from May 1, 2018, all industries that were previously subject to VAT at a rate of 17% were adjusted to 16% and further adjusted to 13% since April 2019.

Dividends paid by our wholly foreign owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our net revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Revenues
Learning services	22,010	16.7	107,409	49.1	430,466	65,972	80.9
Learning materials and devices	109,857	83.3	111,247	50.9	101,449	15,548	19.1
Total revenues	131,867	100.0	218,656	100.0	531,915	81,520	100.0
Cost of revenues(1)	(65,854)	(49.9)	(84,163)	(38.5)	(166,472)	(25,513)	(31.3)
Gross profit	66,013	50.1	134,493	61.5	365,443	56,007	68.7
Operating expenses
Research and development expenses(1)	(52,103)	(39.5)	(170,155)	(77.8)	(199,510)	(30,576)	(37.5)
Sales and marketing expenses(1)	(21,987)	(16.7)	(53,716)	(24.6)	(95,717)	(14,669)	(18.0)
General and administrative expenses(1)	(13,986)	(10.6)	(189,433)	(86.6)	(114,667)	(17,573)	(21.6)
Total operating expenses	(88,076)	(66.8)	(413,304)	(189.0)	(409,894)	(62,818)	(77.1)
Operating loss	(22,063)	(16.7)	(278,811)	(127.5)	(44,451)	(6,811)	(8.4)
Other income, net	6,069	4.6	4,578	2.1	7,441	1,140	1.4
Loss before income taxes	(15,994)	(12.1)	(274,233)	(125.4)	(37,010)	(5,671)	(7.0)
Income tax expense	(1,610)	(1.2)	(1,364)	(0.6)	(466)	(71)	(0.1)
Net loss	(17,604)	(13.3)	(275,597)	(126.0)	(37,476)	(5,742)	(7.1)
Non-GAAP Financial Measures
Adjusted operating income (loss)(2)	(22,063)	(16.7)	(8,270)	(3.8)	35,440	5,433	6.7
Adjusted net income (loss)(2)	(17,604)	(13.3)	(5,056)	(2.3)	42,415	6,502	8.0

Notes:

(1)                                 Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Cost of revenues	—	—	1,897	291
Research and development expenses	—	76,301	19,499	2,988
Sales and marketing expenses	—	25,892	2,858	438
General and administrative expenses	—	168,348	55,637	8,527
Total	—	270,541	79,891	12,244

(2)                                 For discussions of adjusted operating income (loss) and adjusted net income (loss) and reconciliation of adjusted operating income (loss) to operating income (loss) and adjusted net income (loss) to net income (loss), see “—Non-GAAP Financial Measures.”

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our total revenues increased by 143.3% from RMB218.7 million in 2019 to RMB531.9 million (US$81.5 million) in 2020.

The increase in total revenues was primarily driven by a 300.8% increase in learning services revenues from RMB107.4 million in 2019 to RMB430.5 million (US$66.0 million) in 2020, which was mainly driven by our expanded user base and enhanced user engagement. Average total MAUs were 10.61 million in 2020, representing an increase of 186.7% from 3.73 million in 2019. The number of paying users was 3.73 million in 2020, representing an increase of 182.8% from 1.32 million in 2019. The significant increase in our user base was driven by our unwavering commitment to original educational content development and application of advanced technologies, which are the two cornerstones of our success. We continue to leverage our sophisticated pedagogy and technological capabilities to deliver premium educational content and truly interactive and immersive learning experiences that help kids to learn effectively while having fun. As a result of our increased product mix and diversification strategy following the commercialization of iHuman Pinyin in late 2019 and iHuman English and GoPlay Chinese in 2020, the contribution of our first launched and most popular learning app, iHuman Chinese, to our total learning services revenues decreased to approximately 70% in 2020 from over 80% in 2019. We plan to continue to introduce new services and products in the foreseeable future to further diversify our monetization channels and drive our business growth.

Our revenues from product sales of learning materials and devices decreased by 8.8% from RMB111.2 million in 2019 to RMB101.4 million (US$15.5 million) in 2020, which was only a relatively slight decrease despite the impact of the COVID-19 pandemic..

We plan to continue to invest in improving product quality and user experience and build out our already strong pipeline both online and offline, adding more interactive learning services and products to our comprehensive product portfolio.

Cost of revenues

Our cost of revenues increased by 97.8% from RMB84.2 million in 2019 to RMB166.5 million (US$25.5 million) in 2020, primarily attributable to the increases in channel costs, which was in line with our revenue increase.

Our channel cost increased by 263.4% from RMB27.0 million in 2019 to RMB98.0 million (US$15.0 million) in 2020, which primarily resulted from the increased commission fees paid to app stores and third-party distributors as our learning service revenues increased.

Gross profit

As a result of the foregoing, our gross profit increased by 171.7% from RMB134.5 million in 2019 to RMB365.4 million (US$56.0 million) in 2020. Our gross margin also increase from 61.5% in 2019 to 68.7% in 2020, primarily attributable to the strong growth of our learning services business, which has a higher gross margin.

Operating expenses

Our total operating expenses decreased by 0.8% from RMB413.3 million in 2019 to RMB409.9 million (US$62.8 million) in 2020. Share-based compensation expenses of RMB78.0 million (US$12.0 million) were recognized in 2020, compared with RMB270.5 million in 2019.

Research and development expenses. Our research and development expenses increased by 17.25% from RMB170.2 million in 2019 to RMB199.5 million (US$30.6 million) in 2020, primarily attributable to the increased payroll and welfare expenses for our research and development personnel, which increased from RMB77.2 million in 2019 to RMB145.7 million (US$22.3 million) in 2020, as well as increased outsourcing expenses from RMB9.9 million in 2019 to RMB21.3 million (US$3.3 million) in 2020, as we continued to expand our research and development capabilities and to enhance and develop our educational services and products. The increase was partially offset by a decease in share-based compensation expenses of RMB56.8 million (US$8.7 million).

Sales and marketing expenses. Our sales and marketing expenses increased by 78.2% from RMB53.7 million in 2019 to RMB95.7 million (US$14.7 million) in 2020, primarily attributable to the increase in advertising and promotion expenses from RMB4.6 million in 2019 to RMB63.2 million (US$9.7 million) in 2020, as we strategically strengthened our brand recognition and marketing efforts to supplement organic user growth. The increase was also attributable to an increase in our payroll expenses as we expanded our sales and marketing team. The increase was partially offset by a decrease in share-based compensation expenses of RMB23.0 million (US$3.5 million).

General and administrative expenses. Our general and administrative expenses decreased by 39.5% from RMB189.4 million in 2019 to RMB114.7 million (US$17.6 million) in 2020, primarily attributable to a decrease in share-based compensation expenses of RMB112.7 million (US$17.3 million). The decrease was partially offset by the increase in payroll and welfare expenses for our general and administrative personnel from RMB12.8 million in 2019 to RMB33.1 million (US$5.1 million) in 2020. Our professional fees also increased by RMB13.2 million (US$2.0 million) in 2020 due to increased spending for IPO-related expenses.

Operating loss

Our operating loss was RMB44.5 million (US$6.8 million) in 2020, compared to an operating loss of RMB278.8 million in 2019.

Income tax expense

Our income tax expenses were RMB0.5 million (US$0.1 million) in 2020, compared with RMB1.4 million in 2019.

Net loss

As a result of the foregoing, we incurred a net loss of RMB37.5 million (US$5.7 million) in 2020, compared to a net loss of RMB275.6 million in 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Our total revenues increased by 65.8% from RMB131.9 million in 2018 to RMB218.7 million in 2019.

The increase in total revenues was primarily driven by a 388.0% increase in learning services revenues from RMB22.0 million in 2018 to RMB107.4 million in 2019, which mainly resulted from our expanded user base and enhanced user engagement. Average total MAUs were 3.70 million in 2019, representing an increase of 156.9% from 1.44 million in 2018. The number of paying users was 1.32 million in 2019, representing an increase of 140.0% from 0.55 million in 2018, and there is an increase in the average revenue per paying user from RMB40.2 in 2018 to RMB81.5 in 2019. iHuman Chinese, our most popular learning app, accounted for over 80% of the total learning services revenues in both 2018 and 2019. We launched iHuman Chinese as our first online learning app in 2016, commercialized it in 2018, and have since expanded our online product portfolio to six learning apps that cover various subjects.

Our revenues from product sales of learning materials and devices remained relatively stable at RMB109.9 million in 2018 and at RMB111.2 million in 2019.

Cost of revenues

Our cost of revenues increased by 27.8% from RMB65.9 million in 2018 to RMB84.2 million in 2019, primarily attributable to the increase in channel costs, partially offset by the decreases in payroll and welfare costs and freight costs.

Our channel costs increased by 243.2% from RMB7.9 million in 2018 to RMB27.0 million in 2019, which primarily resulted from increased commission fees paid to app stores and third-party distributors as our learning service revenues increased. Our product costs remained relatively stable between 2018 and 2019, which is generally in line with the trend of our revenues from learning materials and devices.

Gross profit

As a result of the foregoing, our gross profit increased by 103.7% from RMB66.0 million in 2018 to RMB134.5 million in 2019. Our gross margin also increased from 50.1% in 2018 to 61.5% in 2019, primarily attributable to the relatively higher growth rate of our learning services revenues.

Operating expenses

Our total operating expenses increased by 369.3% from RMB88.1 million in 2018 to RMB413.3 million in 2019 as all components of operating expenses increased. This significant increase was primarily driven by the share-based compensation expenses from nil in 2018 to RMB270.5 million in 2019, which resulted from historical share issuances.

Research and development expenses. Our research and development expenses increased by 226.6% from RMB52.1 million in 2018 to RMB170.2 million in 2019. Other than share-based compensation expenses which increased by RMB76.3 million, this significant increase was primarily driven by our increased payroll and welfare expenses for research and development personnel mainly due to the increase in headcount of our research and development personnel, which increased from RMB44.4 million in 2018 to RMB77.2 million in 2019, and our increased outsourcing expenses to third party research and development service providers, which increased from RMB4.1 million in 2018 to RMB9.9 million in 2019.

Sales and marketing expenses. Our sales and marketing expenses increased by 144.3% from RMB22.0 million in 2018 to RMB53.7 million in 2019. Other than share-based compensation expenses which increased by RMB25.9 million, this increase was primarily driven by our increased payroll and welfare expenses for sales and marketing personnel, which increased from RMB15.6 million in 2018 to RMB18.9 million in 2019.

General and administrative expenses. Our general and administrative expenses increased significantly by 1,254.4% from RMB14.0 million in 2018 to RMB189.4 million in 2019. Other than share-based compensation expenses which increased by RMB168.3 million, this increase was primarily attributable to the increase in our payroll and welfare expenses for general and administrative personnel from RMB9.2 million in 2018 to RMB12.8 million in 2019 as a result of our business growth. Our professional fees increased from RMB1.4 million in 2018 to RMB3.8 million in 2019 due to our increased spending for consulting and legal services.

Operating loss

Our operating loss was RMB278.8 million in 2019, compared to an operating loss of RMB22.1 million in 2018.

Net loss

As a result of the foregoing, we incurred net loss of RMB275.6 million in 2019, compared to net loss of RMB17.6 million in 2018.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted operating income (loss) and adjusted net income (loss), each a non-GAAP financial measure, as supplemental measures to review and assess our operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted operating income (loss) as operating income (loss) excluding share-based compensation and adjusted net income (loss) as net income (loss) excluding share-based compensation.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Our non-GAAP financial measures enable our management to assess our operating results without considering the impact of share-based compensation, which are non-cash charges. We also believe that the use of non-GAAP measures facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. Our non-GAAP financial measures do not reflect all items of expense that affect our operations. Share-based compensation has been and may continue to be incurred in our business and is not reflected in the presentation of our non-GAAP financial measures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted operating income (loss) and adjusted net income (loss) in 2018, 2019 and 2020 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are operating loss and net loss:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Operating loss	(22,063)	(278,811)	(44,451)	(6,811)
Add: share-based compensation expenses	—	270,541	79,891	12,244
Adjusted operating income (loss) (non-GAAP)	(22,063)	(8,270)	35,440	5,433
Net loss	(17,604)	(275,597)	(37,476)	(5,742)
Add: share-based compensation expenses	—	270,541	79,891	12,244
Adjusted net income (loss) (non-GAAP)	(17,604)	(5,056)	42,415	6,502

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Consolidation of affiliated entities

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services and certain other businesses, we primarily conduct our business in the PRC through our PRC subsidiaries and the VIE. The equity interests of our VIE are legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIE through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIE. Through the contractual agreements, the shareholders of our VIE effectively assigned all of their voting rights underlying their equity interests in our VIE to us and therefore, we have the power to direct the activities of our VIE that most significantly impact its economic performance. We also have the ability and obligations to absorb substantially all the profits or losses of our VIE that potentially could be significant to our VIE. Based on the above, we consolidate the VIE in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

Revenue recognition

Effective January 1, 2018, we elected to early adopt the requirements of ASC 606, Revenue from Contracts with Customers (“ASC 606”) using the full retrospective method. We apply the five-step model outlined in ASC 606. We account for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The adoption of ASC 606 did not have a material impact on our accumulated deficit balance as of January 1, 2018.

We have elected to exclude from revenue sales taxes and other similar taxes that are both imposed on and are concurrent with revenue producing transactions. Therefore, revenues are recognized net of value-added taxes.

Learning services

The majority of our learning services revenue is generated from non-cancellable subscriptions on our various online learning applications.

The non-cancellable subscription contracts provide our customers the access to hosted software over a contract term without the customer taking possession of the content software. Subscription revenue is recognized ratably over the contract period as the performance obligation is satisfied. The learning subscription services are sold in short term periods, typically no more than 12 months. Certain learning subscriptions have contracts with no fixed duration and are marketed as indefinite term subscriptions. For these indefinite term subscriptions, we estimate the expected contract period based on historical usage patterns and recognize related revenue over the expected contract period.

We also offer our customers to purchase specified completed digital contents on certain learning applications. The completed digital contents can be downloaded and used offline indefinitely. Therefore, our customers take possession of these contents, and revenues from sales of completed digital content is recognized at a point in time when the content is made available for our customer’s use.

Learning materials and devices

We sell learning materials and devices to individual users, education organizations and distributors. Revenue from sales of learning materials and devices is recognized when control of the promised goods is transferred to our customer, at an amount that reflects the consideration we expect to be entitled to in exchange for the goods.

We offer certain customers with rights of return. These rights are accounted for as variable consideration when estimating the amount of revenue to be recognized by utilizing expected value method.

Some contracts with customers include the promise to transfer both learning services and learning materials and devices. We have determined that the learning material and devices are separate performance obligations under ASC 606, as customers may benefit from the learning material and devices on their own and our promise to deliver learning material and devices is separately identifiable from the learning services. Revenue is allocated to each performance obligation based on its relative standalone selling price, or SSP. In instances where a stand-alone selling price is not directly observable, considerations are allocated using estimated selling prices and an expected cost plus margin approach. Determining the stand-alone selling price of each separate unit may require significant judgment, and significant assumptions and estimates have been made in estimating the relative selling price of each single-element.

Deferred revenue and customer advances

Timing of revenue recognition may differ from the timing of invoicing to customers and cash collection. For certain revenue contracts, our customers are required to pay before the services and goods are delivered to them. We recognize the excess of payments received as compared to the recognized revenue as deferred revenue or customer advances, which primarily consist of unearned revenue related to subscription services which is recognized ratably over the subscription period, and advanced payments received from customers for services to be provided and goods to be delivered.

Payment terms and conditions vary by contract type and customer. For the learning services and sales of learning materials and devices to individual users, immediate payment upon purchase is required. Payments made through certain third-party payment service providers are collected on a real time basis, and payments made through mobile app stores and other third-party online channels are generally collected within 60 days. For product sales to education organizations and distributors, payment terms generally require advanced payments or payment within 60 days. In instances where the timing of revenue recognition differs from the timing of payment, we have determined that its contracts do not include a significant financing component.

Practical Expedients

We have utilized the practical expedient available under ASC 606-10-50-14 to not to disclose information about our remaining performance obligations because our contracts with customers generally have an expected duration of no more than one year.

Assets recognized from costs to obtain a contract with a customer

We have determined that certain costs, primarily channel costs associated with sales made in mobile app stores, meet the requirements to be capitalized as costs of obtaining contracts. We recognize an asset for these costs incurred for non-cancellable subscription contracts in “Prepayments and other current assets” in the consolidated balance sheets. The amortization of these costs over the applicable subscription term are included in cost of revenues.

Contingently redeemable ordinary shares

The contingently redeemable ordinary shares are classified as mezzanine equity as they may be redeemed at the option of the holder on or after an agreed upon date outside the sole control of our company. We use the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The termination of liquidation preference, redemption right and other preferential rights upon a firm commitment underwritten initial public offering of the ordinary shares and the listing of such shares (or securities representing such shares) for trading on an internationally recognized stock exchange, which has an offering price per share that results in a pre-money market capitalization of our company at no less than RMB3.2 billion on a fully-diluted basis immediately upon the consummation of the initial public offering (the “Qualified IPO”) is considered as a conversion right in substance. We evaluated the embedded conversion features to determine if there were any embedded derivatives required bifurcation and to determine if there were any beneficial conversion features, (“BCF”). On the commitment date, no BCF was recognized because the most favorable conversion price used to measure the BCF of the contingently redeemable ordinary shares was higher than the fair value per ordinary share. We determined the fair value of ordinary shares with the assistance of an independent third-party valuation firm. There are no embedded derivatives that are required to be bifurcated because the underlying ordinary shares are not publicly traded nor readily convertible into cash. We chose to recognize changes in the redemption value immediately as they occur and adjusted the carrying amount of the contingently redeemable ordinary shares to equal the redemption value at the end of each reporting period.

All of the contingently redeemable ordinary shares were converted to 11,318,619 Class A ordinary shares upon the completion of our IPO in October 2020.

Fair value of our ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of (i) determining the intrinsic value of the BCF at the date of issuance of convertible instruments; and (ii) determining the grant date fair value of share-based awards.

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	FairValue per Ordinary Share		DLOM	Discount Rate	Type of Valuation
January 1, 2019	US$	0.73	20%	20%	Retrospective
December 31, 2019	US$	1.93	15%	17%	Retrospective
September 8, 2020	US$	2.33	3%	n.a.	*

*                                         Fair value determined by us based on the midpoint of the anticipated initial public offering price range, with adjustment for DLOM.

The valuations as of December 31, 2019 and prior valuation dates were performed on retrospective basis, instead of contemporaneous basis because, at that time of valuation, our limited financial and human resources were principally focused on business development efforts.

The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the marketability of our shares and our operating history and prospects at the time of valuation.

In determining our equity value as of December 31, 2019 and prior valuation dates, we applied the discounted cash flow analysis, or DCF method, under the income approach as primary method based on our best estimated cash flow projections as of the valuation date. The major assumptions used in calculating the fair value of our equity include:

•                  Discount Rates. The discount rates listed out in the table above were based on the weighted average cost of capital, or WACC which were used to discount the forecasted future cash flows to present value. We have considered the capital asset pricing model, or CAPM in setting the discount rates as of various valuation dates.

After considering CAPM, the relative risk of the industry and the characteristics of our company, we used discount rates ranging from 20% as of the valuation date in January 2019 to 17% in December 2019.

•                  Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the internet industry and online education industry were selected for reference as our guideline companies.

•                  Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Finnerty model. This model estimates a DLOM as a function of restricted transferability, using the value of an average-strike put option. This option pricing method is one of the methods commonly used in estimating DLOM as it takes into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the ordinary shares.

We estimated the fair value of our ordinary shares as of September 8, 2020 based on the midpoint of the anticipated initial public offering price range, with adjustment for DLOM which takes into account the expected timing of our initial public offering.

We also applied guideline company method and referred to enterprise value-to-revenue multiples of guideline companies to check the reasonableness of our equity valuation results as of September 8, 2020 and prior valuation dates. The selected guideline companies are the same as those selected for deriving WACCs.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.

The option-pricing method was used to allocate enterprise value to shares with preferential rights and ordinary shares, taking into account the guidance prescribed by the AICPA Practice Guide. The method treats shares with preferential rights and ordinary shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the shares with preferential rights.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 44.9% to 46.4% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between shares with preferential rights and ordinary shares would have been different.

The fair value of our ordinary shares increased from US$0.73 per share in January 2019 to US$1.93 per share in December 2019, which was primarily due to (i) the organic growth of our business and the development of new educational apps; (ii) the continuous improvement in our financial performance; (iii) a decrease in the DLOM from 20% to 15%; (iv) a decrease in the WACC from 20% to 17%; and (v) consolidation of the business related to learning materials and devices of Hongen Education in November and December 2019. The fair value of our ordinary shares increased from US$1.93 per share in January 2020 to US$2.33 per share in September 2020, which was primarily due to (i) the organic growth of our business and the development of new educational apps; (ii) the continuous improvement in our financial performance and (iii) a decrease in the DLOM from 15% to 3%.

As ADSs representing our ordinary shares commenced trading publicly following the completion of our initial public offering, it is no longer necessary to use estimates to determine the fair value of our ordinary shares.

Share-based compensation

We apply ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be accounted for as a liability award or equity award. All our share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.We early adopted ASU No. 2018-7, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting (“ASU 2018-7”) on January 1, 2018 and apply ASC 718 to account for share-based payments for acquiring goods and services from non-employees at grant date fair value.

We have elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting or cliff vesting based on service conditions and performance conditions and only if performance-based conditions are considered probable to be satisfied. We have adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting on January 1, 2018 and elected to account for forfeitures as they occur.

The options granted are accounted for as equity awards and contain both service and performance vesting conditions. The options generally vest in several installments over certain service periods, subject to certain specified performance targets. In addition, a majority of the  options granted will not be vested and exercisable until the closing of an IPO and the completion of the requisite service periods after such IPO. Certain options granted would be fully vested and exercisable upon the closing of an IPO. We record shared-based compensation expense for options with performance conditions using an accelerated method over the requisite service period only if performance conditions are considered probable to be satisfied. Through the date of IPO, we have not recognized shared-based compensation expense for the options because the IPO is a performance condition that is not considered probable until it occurs. As a result, upon our IPO, the performance condition was met and RMB73.4 million of share-based compensation expenses was recognized accumulatively related to these awards. Upon the completion of our IPO and through the period ended December 31, 2020, we recorded share-based compensation expenses of approximately RMB79.9 million for those options.

The fair value of options was determined using the binomial option pricing model, with the assistance from an independent valuer. The binomial option pricing model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatilities, we have made reference to historical volatilities of several comparable companies. The suboptimal exercise factor was estimated based on our expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Prior to the IPO, the estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent valuation firm using the discounted cash flow method. Subsequent to the IPO, the fair value of the ordinary shares is one-fifth of the price of our publicly traded ADSs.

The assumptions used to estimate the fair value of the options granted are as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2020
Fair value per ordinary share as at valuation date	US$0.73 - US$1.93	US$1.30 — US$5.55
Risk-free rate	1.92% - 2.69%	0.69% - 0.84%
Expected volatility range	48.0% - 48.1%	50.87% - 51.22%
Exercise multiple	2.2	2.2 — 2.8

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.                          Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(4,504)	42,627	222,986	34,176
Net cash used in investing activities	(529)	(2,391)	(15,906)	(2,439)
Net cash provided by financing activities	10,314	58,523	571,959	87,656
Net increase in cash and cash equivalents	5,281	98,759	756,799	115,985
Cash and cash equivalents at the beginning of the year	843	6,124	104,883	16,074
Cash and cash equivalents at the end of the year	6,124	104,883	861,682	132,059

In 2018 and 2019,, we have financed our operating and investing activities primarily through net cash generated by operating activities, cash from historical equity financing activities, and loans from our related parties. We have fully repaid the loans in 2019. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information on loans from our related parties. In 2020, we have financed our operating and investing activities primarily through net cash generated by operating activities. As of December 31, 2018, 2019 and 2020, our cash and cash equivalents were RMB6.1 million, RMB104.9 million and RMB861.7 million (US$132.1 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, time deposits and investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months.

We had a working capital deficit as of December 31, 2018 and 2019, and a working capital gain as of December 31, 2020. We prudently manage our working capital to support our business and operations. We had a positive cashflow from operations of RMB42.6 million in 2019 and RMB223.0 million (US$34.2 million) in 2020.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2020, 29.1%, 60.6% and 10.3% of our cash and cash equivalents were held in Mainland China, Hong Kong and Cayman Islands, respectively, of which 29.1% were denominated in Renminbi and 70.9% were denominated in USD. As of December 31, 2020, 28.7% of our cash and cash equivalents were held by our VIE and its subsidiaries. Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our revenues are denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2020 was RMB223.0 million (US$34.2 million), as compared to net loss of RMB37.5 million (US$5.7 million) in the same period. The difference was the result of adding back of RMB79.9 million for share-based compensation, as well as an increase in working capital that primarily consists of a RMB196.8 million (US$30.2 million) increase in deferred revenue and customer advances due to our rapid business growth and a RMB72.3 million (US$11.1 million) increase in accrued expenses and other current liabilities, which was partially offset by a RMB48.4 million (US$7.4 million) increase in prepayments and other current assets and a RMB57.7 million (US$8.8 million) increase in accounts receivable, net, which reflects our business growth.

Net cash provided by operating activities in 2019 was RMB42.6 million. The difference between net cash provided by operating activities and net loss of RMB275.6 million in the same period was the result of adding back RMB270.5 million for share-based compensation, as well as an increase in working capital that primarily consists of (i) a RMB43.7 million increase in deferred revenue and customer advances due to our rapid business growth, (ii) a RMB13.1 million increase in accrued expenses and other current liabilities, and (iii) a RMB8.9 million decrease in inventories which was partially offset by a RMB8.6 million increase in prepayments and other current assets and a RMB6.6 million increase in accounts receivable, net, which reflects our business growth.

Net cash used in operating activities in 2018 was RMB4.5 million, primarily attributable to a net loss of RMB17.6 million and a RMB12.4 million increase in accounts receivable, which is partially offset by a RMB22.7 million increase in deferred revenue and customer advances.

Investing activities

Net cash used in investing activities in 2020 was RMB15.9 million (US$2.4 million), which was due to purchase of property and equipment and purchase of intangible assets.

Net cash used in investing activities in 2019 was RMB2.4 million, which was due to purchase of property and equipment and purchase of intangible assets.

Net cash used in investing activities in 2018 was RMB0.5 million, which was due to purchase of property and equipment and purchase of intangible assets.

Financing activities

Net cash provided by financing activities in 2020 was RMB572.0 million (US$87.7 million), primarily attributable to the net proceeds of RMB589.6 million (US$90.4 million) received from our initial public offering, and a RMB40.0 million (US$6.1 million) proceeds from issuance of contingently redeemable ordinary shares, partially offset by a RMB66.0 million (US$10.1 million) of consideration paid to Hongen Education in relation to the onshore restructuring under common control.

Net cash provided by financing activities in 2019 was RMB58.5 million, primarily attributable to the RMB120.0 million proceeds from issuance of contingently redeemable ordinary shares, partially offset by RMB63.8 million of repayments of loans from related parties.

Net cash provided by financing activities in 2018 was RMB10.3 million, primarily attributable to RMB34.7 million of loans from related parties, partially offset by RMB13.5 million of repayments of loans from related parties and a RMB10.9 million from deemed distribution to Hongen Education.

Capital expenditures

Our capital expenditures are primarily related to purchase of property and equipment and intangible assets. Our capital expenditures were RMB0.5 million, RMB2.4 million and RMB15.9 million (US$2.4 million) in 2018, 2019 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

iHuman Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                          Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Content Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                          Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by December 31,
	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
	(in RMB thousands)
Operating lease commitments(1)	8,013	1,601	3,014	2,890	508
Purchase commitments(2)	16,200	12,200	4,000	—	—
Total	24,213	13,801	7,014	2,890	508

Note:

(1)                                 Represents future minimum payments under non-cancelable operating leases related to offices.

(2)                                 Represents future minimum payments for purchases of intangible assets.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.                         Safe Harbor

See “Forward-Looking Information.”

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                          Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of March 31, 2021.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	49	Chairman of the Board of Directors
Peng Dai	41	Director and Chief Executive Officer
Hanfeng Chi	54	Director
Vivien Weiwei Wang	43	Director and Chief Financial Officer
Wenbin Lu	37	Chief Technology Officer
Wendy Hayes	51	Independent Director
Xuenan Li	43	Independent Director

Mr. Michael Yufeng Chi is our founder and has served as the chairman of our board of directors since our inception. Mr. Chi founded Beijing Jinhongen Co., Ltd. in 1996, the predecessor of Hongen Education & Technology Co., Ltd., or Hongen Education. Mr. Chi has has been overseeing and directing the business of Hongen Education since its inception. From 2003 to 2004, Mr. Chi also served as the vice president and the chief technology officer of Tsinghua Unisplendour Corporation Limited, an information technology infrastructure product and service provider in China listed on the Shenzhen Stock Exchange. In 2004, Mr. Chi founded the Perfect World Group, a leading global entertainment company focusing on original content creation and technology. From 2006 to 2015, Mr. Chi served as the chairman of the board of Perfect World Co., Ltd., a leading online game developer and operator in China that was listed on the Nasdaq from 2007 to 2015. Mr. Chi currently serves as the chairman of the board of Perfect World Group, the chairman of the board of Perfect World Co., Ltd. (SZ:002624), a leading online games and film company listed on the Shenzhen Stock Exchange, and a visiting professor at Tsinghua University. Mr. Chi received a bachelor’s degree in chemistry from Tsinghua University in 1994, an MBA from China Europe International Business School in 2004, and a doctoral degree in business administration from Singapore Management University in 2019. Mr. Michael Yufeng Chi is the brother of Mr. Hanfeng Chi.

Mr. Peng Dai has served as our chief executive officer since July 2017 and served as our director since June 2020. Mr. Dai joined us since our inception and has led the establishment and development of a series of our childhood education products and services. Prior to joining us, Mr. Dai served as the senior strategy and investment director of Perfect World Group from September 2015 to January 2016. Prior to that, Mr. Dai served as the strategy and business development director of the mobile business group of Lenovo from January 2012 to August 2015, where he was responsible for global strategic operations and business development of Lenovo’s smart phone, tablet and smart television business. Mr. Dai worked as a consultant at Boston Consulting Group with a focus on serving technology companies in respect of strategy, operation, and mergers and acquisitions from September 2008 to December 2011. Mr. Dai received a bachelor’s degree in computer science and technology, a master’s degree in computer science and technology, and a doctoral degree in computer science from Tsinghua University in 2002, 2004 and 2008, respectively.

Mr. Hanfeng Chi has served as our director since our inception. Mr. Chi has over 20 years of experience and expertise in the childhood education industry in China. Since 1996, Mr. Chi has held various positions in Hongen Education. Mr. Chi received an associate’s degree from Shenzhen University in 1991. Mr. Hanfeng Chi is the brother of Mr. Michael Yufeng Chi.

Ms. Vivien Weiwei Wang has served as our director since June 2020 and as our chief financial officer since September 2020 and as a director of Perfect World Group since September 2020. Prior to that, Ms. Wang served as the senior vice president and secretary of the board of directors of Perfect World Co., Ltd. (SZ:002624) from August 2016 to September 2020, and was responsible for capital markets, corporate development, investment, finance, supply chain management, intellectual property, internal control and risk management. Ms. Wang served, first as the vice president and subsequently as senior vice president of Perfect World Co., Ltd. (a then Nasdaq-listed company) and held various senior positions at Perfect World Group from 2007 to 2016. Ms. Wang has extensive experience in the U.S. and Chinese capital markets and has more than two decades of expertise in finance and investments. Ms. Wang was extensively involved in the IPO and Nasdaq-listing of Perfect World Co., Ltd. in 2007, and led its privatization in 2015 and its subsequent listing on the Shenzhen Stock Exchange in 2016. Before joining Perfect World Group, Ms. Wang worked as a senior financial analyst at Autodesk, Inc., a Nasdaq-listed technology company based in North California, from 2006 to 2007. Prior to that, Ms. Wang worked as a senior associate at PricewaterhouseCoopers Zhong Tian LLP from 2000 to 2004. Ms. Wang received a bachelor’s degree in business administration from Guanghua School of Management, Peking University in 2000 and an MBA from UCLA Anderson School of Management in 2006.

Mr. Wenbin Lu has served as our chief technology officer since July 2019. Mr. Lu joined us since our inception and is responsible for our overall technology research and development and technical team management, including application development, data and artificial intelligence. Prior to joining us, Mr. Lu worked at Perfect World Group since April 2010 and held several roles as senior engineer, technology manager and director of technology, where he was responsible for technology research and development with a focus on online games. Prior to that, Mr. Lu worked as an engineer at Renren Inc., a NYSE-listed company which operated social media services in China, from April 2009 to April 2010, with a focus on technical research and development. From July 2008 to April 2009, Mr. Lu worked as an engineer at the China office of AOL Inc., a web portal and online service provider in the United States. Mr. Lu received a bachelor’s degree and a master’s degree in computer science from Tsinghua University in 2005 and in 2008, respectively.

Ms. Wendy Hayes has served as our independent director since October 2020. Ms. Hayes is currently an ALI Fellow at Harvard University. She has served as an independent director of SciClone Pharmaceuticals (Holdings) Limited (SEHK: 6600) since March 2021, Gracell Biotechnologies Inc. (NASDAQ: GRCL) since January 2021, Burning Rock Biotech Limited (NASDAQ: BNR) since June 2020 and Tuanche Limited (NASDAQ: TC) since November 2018. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

Dr. Xuenan Li has served as our independent director since October 2020. Dr. Li has served as an associate professor in finance at Cheung Kong Graduate School of Business since 2016, where she had been an assistant professor from 2012 to 2016. Before joining Cheung Kong Graduate School of Business as a visiting assistant professor in 2011, Dr. Li served as an assistant professor in finance at University of Michigan, Stephen M. Ross School of Business from 2007 to 2011. Dr. Li has served as an independent director of Beijing ABT Networks Co., Ltd. (SHA: 688168) since January 2018. Dr. Li received her bachelor’s degrees in physics and economics from Peking University in 1998, her Ph.D. in physics from University of Massachusetts, Amherst, in 2002, and her Ph.D. in finance from University of Rochester in 2008.

B.                          Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB13.9 million (US$2.1 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

In January 2019, our VIE adopted a share incentive plan to provide incentives and rewards to our employees, directors and consultants and to promote the success of our business. In June 2020, iHuman Inc. adopted a share incentive plan, or the 2020 Plan, under which outstanding options previously granted by our VIE were carried over on a one-on-one basis with identical terms and conditions under the 2020 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 19,684,555 ordinary shares, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. As of December 31, 2020, 14,164,968 options have been granted and are outstanding under the plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

The following paragraphs summarize the principal terms of the 2020 Plan.

Type of Awards.  The plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration.  Our board of directors or a committee of one or more members of the board of directors will administer the plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award granted.

Award Agreement.  Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.  We may grant awards to our employees, directors and consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards.  The plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions.  Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment.  Unless terminated earlier, the plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to terminate, amend or modify the plan, provided that we shall obtain shareholder approval to the extent necessary to comply with applicable law or stock exchange rules, unless we decide to follow home country practice. However, without the prior written consent of the participant, no such action may adversely affect in any material way any outstanding award previously granted pursuant to the plan.

As of December 31, 2020, our employees and consultants held options to purchase 14,164,968 ordinary shares, with exercise prices ranging from US$0.05 per share to US$1.9 per share.

The following table summarizes, as of the date of this annual report, the number of ordinary shares underlying outstanding share options that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Michael Yufeng Chi	—	—	—	—
Peng Dai	—	—	—	—
Hanfeng Chi	*	0.05	November 30, 2020	November 29, 2030
Vivien Weiwei Wang	3,200,000	0.05	September 8, 2020	September 7, 2030
Wenbin Lu	—	—	—	—
Wendy Hayes	*	0.05	November 30, 2020	November 29, 2030
Xuenan Li	*	0.05	November 30, 2020	November 29, 2030

Note:

(1) * Less than 1% of our total outstanding shares as of the date of this annual report.

C.                          Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established five committees under the board of directors: an audit committee, a compensation committee, a nominating and corporate governance committee, a strategies committee and a cybersecurity committee. We have adopted a charter for each of the audit committee, compensation committee and nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Wendy Hayes, Vivien Weiwei Wang and Xuenan Li. Wendy Hayes is the chairperson of our audit committee. We have determined that Wendy Hayes and Xuenan Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Wendy Hayes qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Michael Yufeng Chi, Wendy Hayes and Xuenan Li. Michael Yufeng Chi is the chairperson of our compensation committee. We have determined that Wendy Hayes and Xuenan Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Xuenan Li, Michael Yufeng Chi and Wendy Hayes. Xuenan Li is the chairperson of our nominating and corporate governance committee. We have determined that Xuenan Li and Wendy Hayes satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Strategies Committee.  Our strategies committee consists of Michael Yufeng Chi, Peng Dai and Vivien Weiwei Wang. Michael Yufeng Chi is the chairperson of our strategies committee. The strategies committee is responsible for, among other things, overseeing our strategic development.

Cybersecurity Committee.  Our cybersecurity committee consists of Michael Yufeng Chi, Peng Dai and Vivien Weiwei Wang. Michael Yufeng Chi is the chairperson of our cybersecurity committee. The cybersecurity committee is responsible for, among other things, setting up cybersecurity measures, overseeing the implementation of the measures and dealing with major cybersecurity issues if such issues arise.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be elected by the affirmative vote of a simple majority of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. The service of our independent directors has an initial term of three years and may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. A director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may be removed from office by a special resolution). In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.                          Employees

We had 817 full-time employees as of December 31, 2020 and all of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2020:

Function	Number of Employees
Research and development	568
Sales and marketing	156
General and administrative	54
Product and service operations	39
Total	817

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into standard employment agreements, as well as confidentiality and non-compete agreements with our employees in accordance with market practice.

E.                          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•                  each of our directors and executive officers; and

•                  each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 266,622,382 ordinary shares outstanding, (being the sum of 122,622,382 Class A ordinary shares and 144,000,000 Class B ordinary shares outstanding) as of March 31, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Total Ordinary Shares Owned	Class A Ordinary Shares	Class B Ordinary Shares	% of Ordinary Shares	% of aggregate voting power***
Directors and Executive Officers**:
Michael Yufeng Chi(1)	144,000,000	—	144,000,000	54.0	92.2
Peng Dai(2)	16,000,000	16,000,000	—	6.0	1.0
Hanfeng Chi	—	—	—	—	—
Vivien Weiwei Wang(3)	3,200,000	3,200,000	—	1.2	0.2
Wenbin Lu(4)	8,000,000	8,000,000	—	3.0	0.5
Wendy Hayes	—	—	—	—	—
Xuenan Li	—	—	—	—	—
All Directors and Executive Officers as a Group	171,200,000	27,200,000	144,000,000	64.2	93.9
Principal Shareholders:
Academy Management Ltd.(1)	144,000,000	—	144,000,000	54.0	92.2
HPF Fusion Holding Ltd.(5)	16,000,000	16,000,000	—	6.0	1.0
Lei Hong DP Holding Ltd.(2)	16,000,000	16,000,000	—	6.0	1.0

Notes:

**                                  Except as indicated otherwise below, the business address of our directors and executive officers is Floor 8, Building 2, No. 1 Wangjing East Road, Chaoyang District, Beijing 100102, People’s Republic of China. The business address of Ms. Wendy Hayes is 2370 Roanoke Trail, Reno, NV 89523, United States. The business address of Dr. Xuenan Li is 1 East Chang An Avenue, Oriental Plaza, Dongcheng District, Beijing, 100738, People’s Republic of China.

***                           For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)                                 Represents 144,000,000 Class B ordinary shares held by Academy Management Ltd., a British Virgin Islands company wholly owned by Beans Holding Ltd. The entire interest in Beans Holdings Ltd. is held by a trust for the benefit of Mr. Hanfeng Chi, Mr. Jianfeng Chi and Mr. Michael Yufeng Chi, and their families. Mr. Michael Yufeng Chi has the sole power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Academy Management Ltd. The registered address of Academy Management Ltd. is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(2)                                 Represents 16,000,000 Class A ordinary shares held by Lei Hong DP Holding Ltd, a British Virgin Islands company wholly owned by Hong Lei Holding Ltd. The entire interest in Hong Lei Holding Ltd. is held by a trust that is controlled by Mr. Peng Dai for the benefit of Mr. Peng Dai. The registered address of Lei Hong DP Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)                                 Represents 3,200,000 Class A ordinary shares that Ms. Wang may purchase upon exercise of options within 60 days after the date of this annual report.

(4)                                 Represents 8,000,000 Class A ordinary shares held by Hui Yu LWB Holding Ltd., a British Virgin Islands company wholly owned by Yu Hui Holding Ltd. The entire interest in Yu Hui Holding Ltd. is held by a trust that is controlled by Mr. Wenbin Lu for the benefit of Mr. Wenbin Lu. The registered address of Hui Yu LWB Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)                                 Represents 16,000,000 Class A ordinary shares held by HPF Fusion Holding Ltd., a British Virgin Islands company beneficially owned by Mr. Tian Liang, our shareholder. The registered address of HPF Fusion Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Mr. Tian Liang is Building A, Power-Creative, No. 1 Shangdi East Road, Haidian District, Beijing, People’s Republic of China.

To our knowledge and based on our review of our register of shareholders as of March 31, 2021, 40,250,000 Class A ordinary shares were held by one record holder that reside in the United States, Deutsche Bank Trust Company Americas, the

depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.                                              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                          Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                          Related Party Transactions

Contractual Arrangements with Our VIEs

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Our Shareholder and Related Entities

Transactions with Mr. Michael Yufeng Chi and Mr. Tian Liang.  On January 15, 2018, we entered into a two-year loan facility agreement with Mr. Michael Yufeng Chi and Mr. Tian Liang, our shareholders, pursuant to which we could draw down up to RMB9.0 million from Mr. Chi and RMB3.0 million from Mr. Liang. The loans were unsecured and non-interest bearing. We withdrew RMB9.0 million from Mr. Chi and RMB1.0 million from Mr. Liang in 2018, and we further withdrew RMB2.0 million from Mr. Liang in 2019. We fully repaid the loans in 2019.

Transactions with Shihezi Happy Forever Equity Investment Co., Ltd.  Shihezi Happy Forever Equity Investment Co., Ltd., or Shihezi Happy Forever, is an affiliate of ours under Mr. Michael Yufeng Chi’s control. On May 1, 2016 and January 1, 2017, Shihezi Happy Forever provided us with on-demand, unsecured and non-interest bearing loans with an upper limit of RMB25.0 million and RMB45.0 million, respectively. We withdrew RMB24.7 million in 2018. We fully repaid the loans in 2019.

Transactions with Hongen Education.  Hongen Education is an affiliate of ours. As of December 31, 2019, we had amounts due to Hongen Education of RMB66.2 million, primarily representing the cash consideration of RMB66.0 million in connection with the business combination under common control of us with Hongen Education’s learning materials and devices business line. We paid RMB33.0 million (US$5.1 million) and RMB33.0 million (US$5.1 million) in January 2020 and June 2020, respectively, to Hongen Education. As of December 31, 2020, our amounts due to Hongen Education was nil for such transactions.

Transactions with Perfect World Group Entities.  We paid rental fees and other services fees to entities controlled by Perfect World Group for property rental and administrative and other supporting services. In 2018, 2019 and 2020, such services amounted to RMB1.3 million, RMB2.3 million and RMB1.5 million (US$0.2 million) to these entities, respectively. In 2020, we transferred certain intangible assets to Perfect World Group with a transaction price of RMB8.4 million (US$1.3 million). As the transaction was under common control, the difference between the transaction price and the carrying amount of the intangible assets was included in additional paid-in capital. No gain or loss was recognized. Perfect World Group has fully paid the consideration in 2020. As of December 31, 2019 and 2020, we had amounts due to these entities of RMB3.2 million and RMB0.4 million (US$0.1 million), respectively in aggregate, representing accounts payable to the entities. The majority of our office space was leased from Perfect World Group Entities.

Transactions with Kindergartens controlled by Hongen Education.  We sold learning materials and devices to kindergartens controlled by Hongen Education. In 2018, 2019 and 2020, such revenues we generated from Hongen Education were RMB0.7 million, RMB1.6 million and RMB1.3 million (US$0.2 million), respectively. The amount due from Hongen Education in relation to such sale was nil, RMB0.9 million and RMB0.3 million (US$0.05 million) as of December 31, 2018, 2019 and 2020, respectively. In 2020, Hongen Education provided certain research and development outsourcing services to us amounting to RMB0.4 million (US$0.1 million). The amount due to Hongen Education in relation to such services was RMB0.1 million (US$0.0 million) as of December 31, 2020.

Shareholders Agreement

We entered into our shareholders agreement in June 2020 with our shareholders. The shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, right of participation, right of first refusal and co-sale rights, anti-dilution rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, automatically terminated upon the completion of our initial public offering.

C.                          Interests of Experts and Counsel

Not applicable.

ITEM 8.                                              FINANCIAL INFORMATION

A.                          Consolidated Statements and Other Financial Information

We have appended the audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to liability claims for any inappropriate content on our learning apps, which could cause us to incur legal costs and damages our reputation” and “—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                          Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                                THE OFFER AND LISTING

A.                          Offering and Listing Details.

See “—C. Markets.”

B.                          Plan of Distribution

Not applicable.

C.                          Markets

The ADSs, each representing five of our Class A ordinary shares, have been listed on the New York Stock Exchange under the symbol “IH” since October 9, 2020.

D.                          Selling Shareholders

Not applicable.

E.                          Dilution

Not applicable.

F.                           Expenses of the Issue

Not applicable.

ITEM 10.                                       ADDITIONAL INFORMATION

A.                          Share Capital

Not applicable.

B.                          Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, hereinafter referred to as our memorandum and articles of association, that we have adopted and of the Companies Act, insofar as they relate to the material terms of our ordinary shares. Neither our certificate of incorporation nor our memorandum and articles of association contains any charter of the Chinese Communist party or any text thereof.

Objects of Our Company.  Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares.  Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion.  Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than our founder, Mr. Michael Yufeng Chi, one of his affiliates or any other “Founder Affiliate” as defined in our memorandum and articles of association, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than Mr. Chi, one of his affiliates or any other “Founder Affiliate” as defined in our memorandum and articles of association, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.  Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.  As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.  Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.  On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.  If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by us. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.  Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent out of authorized but unissued preference shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions.  Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.  We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum.  Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90.0%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•                  the statutory provisions as to the required majority vote have been met;

•                  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•                  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•                  a company acts or proposes to act illegally or ultra vires;

•                  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•                  those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.

Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

See “Exhibit 2.5—Description of Securities” attached to this form 20-F for more descriptions of our securities.

C.                          Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.                          Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Foreign Exchange.”

E.                          Taxation

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of December 31, 2020, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Tian Yuan Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that iHuman Inc. is not a PRC resident enterprise for PRC tax purposes. iHuman Inc. is a company incorporated outside of the PRC. iHuman Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that iHuman Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that iHuman Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of iHuman Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that iHuman Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, iHuman Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  persons liable for alternative minimum tax;

•                  persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws, of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for U.S. federal income tax purpose, our risk of becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distributions paid on our ADSs or Class A ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty, or the “Treaty,” (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the New York Stock Exchange will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rate of taxation described above in this paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or Class A ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as PRC source income, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•                  the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest income tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. For this purpose, our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. Our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder who made a mark-to-market election with respect to our ADSs may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

F.                           Dividends and Paying Agents

Not Applicable.

G.                         Statement by Experts

Not Applicable.

H.                         Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                              Subsidiary Information

Not applicable.

ITEM 11.                                       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12.                                       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                          Debt Securities

Not applicable.

B.                          Warrants and Rights

Not applicable.

C.                          Other Securities

Not applicable.

D.                          American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of five Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

Our ADS holders will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held):

Service	Fees

•                  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Our ADS holder will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held) such as:

•                  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•                  Expenses incurred for converting foreign currency into U.S. dollars.

•                  Expenses for cable, telex and fax transmissions and for delivery of securities.

•                  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•                  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•                  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•                  Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2020, we received reimbursement in the amount of approximately US$1.3 million from the depositary.

PART II.

ITEM 13.                                       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-248647) (the “F-1 Registration Statement”) in relation to our initial public offering of 7,000,000 ADSs, and the underwriters’ full exercise of their option to purchase from us 1,050,000 additional ADSs, at an initial offering price of US$12.00 per ADS. Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on October 8, 2020. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$9.1 million, which included US$6.8 million in underwriting discounts and commissions for the initial public offering and approximately US$2.3 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$87.5 million from our initial public offering and the underwriters’ full exercise of their option to purchase additional ADSs. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from October 8, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2020, we did not use any of the net proceeds received from our initial public offering. There is no material change in the use of proceeds as described in the F-1 Registration statement. We still intend to use the proceeds from our initial public offering for expanding our service and product offerings, for our development of existing products and services, for improving our technology infrastructure, for marketing and brand promotions, and for general corporate purposes as disclosed in our registration statements on Form F-1.

ITEM 15.                                       CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, due to the outstanding material weakness described below, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We have started implementing a number of measures to address and remediate the material weakness identified and improve the effectiveness of our disclosure controls and procedures, see “—Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our Company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

We have started implementing a number of measures to address this material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual in accordance with U.S. GAAP for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

Because such remediation measures were not fully implemented, management concluded that the material weaknesses still existed as of December 31, 2020. We expect to complete the measures discussed above by the end of 2021 and will continue to implement measures to remediate our material weakness  in order to meet the deadline for management to report on internal controls as required by Section 404 (a) of the Sarbanes Oxley Act.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.                           AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Wendy Hayes, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and chairperson of our audit committee, is an audit committee financial expert.

ITEM 16.B.                           CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.ihuman.com/index.php?s=63.

ITEM 16.C.                           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external independent auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2019	2020
	(in thousands of RMB)
Audit fees(1)	—	9,800
Tax fees(2)	—	252

Notes:

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2020.

(2)         “Tax fees” means aggregate fees billed in each of the fiscal years listed for professional services rendered by our principle auditors for tax services.

The policy of our audit committee is to pre-approve all audit and other service provided by Ernst & Young Hua Ming LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.                           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.                             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.                            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.                          CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards.

As a company newly listed on the NYSE, we are allowed to rely on the exemption under Rule 10A-3(b)(1)(iv)(A)(2), which exempts a minority of the members of the audit committee from the independence requirement for one year from the effective date of the registration statement, filed in connection with our initial public offering. We are currently relying on such exemption.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

We are a “controlled company” as defined under the New York Stock Exchange corporate governance rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors.

ITEM 16.H.                          MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.              FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.              FINANCIAL STATEMENTS

The consolidated financial statements of iHuman Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.              EXHIBITS

Exhibit Number	Document
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

2.3

Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas as the depositary and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated October 8, 2020 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-254990), filed with the Securities and Exchange Commission on April 2, 2021)

2.4

Shareholders Agreement between the Registrant and other parties thereto, dated June 8, 2020 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

2.5*	Description of Securities
4.1

Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.4

English translation of executed form of Power of Attorney between a VIE of the Registrant, its shareholders and Wheels Technology as currently in effect, and a schedule of all executed Powers of Attorneys adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.5

English translation of the Equity Interest Pledge Agreement among Hongen Investment, our VIE and shareholders of our VIE dated June 24, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.6

English translation of the Exclusive Management Service and Business Cooperation Agreement between Hongen Investment and our VIE dated June 24, 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

Exhibit Number	Document
4.7

English translation of the Exclusive Call Option Agreement among Hongen Investment, our VIE and shareholders of our VIE dated March dated June 24, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.8

English translation of executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of our VIE, as currently in effect (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.9

Financial Support Letter by iHuman Inc. to our VIE (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.10

English translation of the investment agreement between Tianjin Share Xinghan and Shareholders of our VIE dated October 25, 2019 as supplemented by supplemental agreements dated November 16, 2019 and June 22, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

8.1*	List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iHuman Inc.

By:	/s/ Michael Yufeng Chi
Name: Michael Yufeng Chi
Title: Chairman of the Board of Directors

Date: April 28, 2021

iHuman Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of iHuman Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iHuman Inc. (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using the modified retrospective approach in 2020.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2020.

Beijing, the People’s Republic of China

April 28, 2021

iHuman Inc.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		104,883	861,682	132,059
Accounts receivable, net of allowance of RMB316 and RMB156 (US$24) as of December 31, 2019 and 2020, respectively	5	20,118	77,965	11,949
Amounts due from related parties	15	867	322	49
Inventories, net	2	20,665	16,873	2,586
Prepayments and other current assets	6	16,529	64,619	9,903
Total current assets		163,062	1,021,461	156,546
Non-current assets
Property and equipment, net	7	2,487	6,390	979
Intangible assets, net	8	103	11,789	1,807
Operating lease right-of-use assets	2	—	6,521	999
Other non-current assets		2,663	784	121
Total non-current assets		5,253	25,484	3,906
Total assets		168,315	1,046,945	160,452
LIABILITIES

Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB182,764 and RMB385,822 (US$59,130) as of December 31, 2019 and 2020,  respectively)

Accounts payable		10,302	21,551	3,303
Amounts due to related parties	15	69,431	485	74
Deferred revenue and customer advances	4	71,831	268,613	41,167
Accrued expenses and other current liabilities	9	31,200	107,029	16,403
Current lease liabilities	2	—	1,544	237
Total current liabilities		182,764	399,222	61,184
Non-current liabilities
Non-current operating lease liabilities	2	—	5,070	777
Total non-current liabilities		—	5,070	777
Total liabilities		182,764	404,292	61,961
Commitments and contingencies	17

The accompanying notes are an integral part of the consolidated financial statement.

iHuman Inc.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
MEZZANINE EQUITY
Contingently redeemable ordinary shares (par value of US$0.0001 per share, 11,318,619 shares issued and outstanding as of December 31, 2019; and nil share issued and outstanding as of December 31, 2020)	11	120,821	—	—
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares (par value of US$0.0001 per share, 500,000,000 shares authorized, 215,053,763 shares issued and outstanding as of December 31, 2019; 700,000,000 Class A shares authorized, 122,622,382 Class A shares issued and outstanding as of December 31, 2020; 200,000,000 Class B shares authorized, 144,000,000 Class B shares issued and outstanding as of December 31, 2020; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2020)	12	149	184	28
Additional paid-in capital		213,079	1,050,304	160,966
Accumulated other comprehensive loss		—	(21,861)	(3,350)
Accumulated deficit		(348,498)	(385,974)	(59,153)
Total shareholders’ equity (deficit)		(135,270)	642,653	98,491
Total liabilities, mezzanine equity and shareholders’ equity (deficit)		168,315	1,046,945	160,452

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, per share and per ADS data)

		For the year ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Revenues
Learning services		22,010	107,409	430,466	65,972
Learning materials and devices		109,857	111,247	101,449	15,548
Total revenues	4, 15	131,867	218,656	531,915	81,520
Cost of revenues
Learning services		(5,919)	(25,793)	(107,904)	(16,537)
Learning materials and devices		(59,935)	(58,370)	(58,568)	(8,976)
Gross profit		66,013	134,493	365,443	56,007
Operating expenses
Research and development expenses		(52,103)	(170,155)	(199,510)	(30,576)
Sales and marketing expenses		(21,987)	(53,716)	(95,717)	(14,669)
General and administrative expenses		(13,986)	(189,433)	(114,667)	(17,573)
Total operating expenses		(88,076)	(413,304)	(409,894)	(62,818)
Operating loss		(22,063)	(278,811)	(44,451)	(6,811)
Other income, net		6,069	4,578	7,441	1,140
Loss before income taxes		(15,994)	(274,233)	(37,010)	(5,671)
Income tax expenses	10	(1,610)	(1,364)	(466)	(71)
Net loss		(17,604)	(275,597)	(37,476)	(5,742)
Accretion to redemption value of contingently redeemable ordinary shares	11	—	(821)	(10,792)	(1,654)
Net loss attributable to ordinary shareholders		(17,604)	(276,418)	(48,268)	(7,396)

Net loss		(17,604)	(275,597)	(37,476)	(5,742)
Other comprehensive loss
Foreign currency translation adjustment		—	—	(21,861)	(3,350)
Total other comprehensive loss		—	—	(21,861)	(3,350)
Total comprehensive loss		(17,604)	(275,597)	(59,337)	(9,092)
Accretion to redemption value of contingently redeemable ordinary shares	11	—	(821)	(10,792)	(1,654)
Comprehensive loss attributable to ordinary shareholders		(17,604)	(276,418)	(70,129)	(10,746)

Loss per share:	14
Basic and diluted		(0.11)	(1.52)	(0.21)	(0.03)

Loss per ADS (1 ADS represents 5 ordinary shares)	14
Basic and diluted		(0.55)	(7.62)	(1.07)	(0.16)

Weighted average number of ordinary shares:
Basic and diluted		160,000,000	181,427,603	226,339,320	226,339,320

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity (deficit)
	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	160,000,000	111	19,941	—	(55,297)	(35,245)
Net loss	—	—	—	—	(17,604)	(17,604)
Distribution to Hongen Education (Note 1)	—	—	(10,886)	—	—	(10,886)
Balance as of December 31, 2018	160,000,000	111	9,055	—	(72,901)	(63,735)
Net loss	—	—	—	—	(275,597)	(275,597)
Distribution to Hongen Education (Note 1)	—	—	(69,099)	—	—	(69,099)
Shares issued for share-based awards (Note 13)	55,053,763	38	3,403	—	—	3,441
Share-based compensation (Note 13)	—	—	270,541	—	—	270,541
Accretion of contingently redeemable ordinary shares to redemption value (Note 11)	—	—	(821)	—	—	(821)
Balance as of December 31, 2019	215,053,763	149	213,079	—	(348,498)	(135,270)
Net loss	—	—	—	—	(37,476)	(37,476)
Share-based compensation (Note 13)	—	—	79,891	—	—	79,891
Foreign currency translation adjustment	—	—	—	(21,861)	—	(21,861)
Share issuance upon IPO, net of issuance cost (Note 12)	40,250,000	27	589,560	—	—	589,587
Conversion of contingently redeemable ordinary shares into Class A shares upon IPO (Note 11)	11,318,619	8	171,572	—	—	171,580
Assets transferred under common control, net of tax (Note 15)	—	—	6,994	—	—	6,994
Accretion of contingently redeemable ordinary shares to redemption value (Note 11)	—	—	(10,792)	—	—	(10,792)
Balance as of December 31, 2020	266,622,382	184	1,050,304	(21,861)	(385,974)	642,653
Balance as of December 31, 2020 (US$)	—	28	160,966	(3,350)	(59,153)	98,491

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(17,604)	(275,597)	(37,476)	(5,742)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization		365	597	2,814	431
Share-based compensation	13	—	270,541	79,891	12,244
Allowance (reversal of allowance) for doubtful accounts	5	116	136	(160)	(24)
Provision for inventories		78	113	1,589	244
Non-cash operating lease expenses		—	—	11,297	1,731
Changes in operating assets and liabilities:
Accounts receivable		(12,409)	(6,630)	(57,687)	(8,841)
Amounts due from related parties		—	(867)	545	84
Inventories		4,617	8,850	2,203	338
Prepayments and other current assets		(3,446)	(8,580)	(48,430)	(7,422)
Other non-current assets		(10)	(2,185)	1,879	288
Accounts payable		(1,955)	(2,832)	11,249	1,724
Amounts due to related parties		1,104	2,326	(2,946)	(451)
Deferred revenue and customer advances		22,724	43,678	196,782	30,158
Operating lease liabilities		—	—	(10,843)	(1,662)
Accrued expenses and other current liabilities		1,916	13,077	72,279	11,076
Net cash (used in) provided by operating activities		(4,504)	42,627	222,986	34,176
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment, and intangible assets		(529)	(2,391)	(15,906)	(2,439)
Net cash used in investing activities		(529)	(2,391)	(15,906)	(2,439)

The accompanying notes are an integral part of the consolidated financial statement.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Distribution to Hongen Education	1	(10,886)	(3,099)	(66,000)	(10,115)
Net proceeds from issuance of contingently redeemable ordinary shares	11	—	120,000	39,967	6,125
Proceeds from the issuance of IPO shares, net of issuance cost	12	—	—	589,587	90,358
Proceeds from assets transferred under common control	15	—	—	8,405	1,288
Proceeds received from issuance of shares for share-based awards	13	—	3,441	—	—
Proceeds from loans from related parties	15	34,700	2,000	—	—
Repayments of loans from related parties	15	(13,500)	(63,819)	—	—
Net cash provided by financing activities		10,314	58,523	571,959	87,656
Effective of exchange rate changes on cash and cash equivalents		—	—	(22,240)	(3,408)
Net change in cash and cash equivalents		5,281	98,759	756,799	115,985
Cash and cash equivalents at the beginning of the year		843	6,124	104,883	16,074
Cash and cash equivalents at the end of the year		6,124	104,883	861,682	132,059
Supplemental disclosures of cash flow information:
Cash paid for income taxes		—	—	15	2
Supplemental disclosures of non-cash information:
Consideration for acquisition under common control included in amounts due to related parties	1, 15	—	66,000	—	—
Purchase of property and equipment, and intangible assets included in accrued expenses and other current liabilities		—	769	4,222	647

The accompanying notes are an integral part of the consolidated financial statement.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES

iHuman Inc. (the “Company”) is an exempted company incorporated in the Cayman Islands in September 2019. The Company, its subsidiaries, variable interest entity (“VIE”), and subsidiaries of the VIE are hereinafter collectively referred to as the “Group”. The Group is principally engaged in offering an integrated suite of innovative childhood edutainment services and products to individual users and education organizations. The Group generates its revenue from its interactive and self-directed online learning services and from learning materials and devices (the “Product Business”) in the childhood education market in the People’s Republic of China (the “PRC”).

Restructuring

The Group underwent a series of restructurings in 2019 and 2020 to reorganize the Product Business into the Group (the “Onshore Restructuring”) and to establish the Company as the parent company and Tianjin Hongen Perfect Future Education Technology Co., Ltd. (“Tianjin Hongen”, or the “VIE”) as the VIE of the Company (the “Offshore Restructuring”). The Onshore Restructuring and Offshore Restructuring are hereinafter collectively referred to as the “Restructuring”.

Onshore Restructuring

Tianjin Hongen was established to carry out the Group’s online learning services and commenced operations in March 2016. Prior to the Onshore Restructuring, the operation of the Product Business was carried out by Hongen Education & Technology Co., Ltd. and certain of its subsidiaries (collectively, “Hongen Education”). In November 2019, Tianjin Hongen, through its wholly-owned subsidiary, Beijing Jinhongen Education Technology Co., Ltd. (“Beijing Jinhongen”), acquired certain operating assets and liabilities relating to the Product Business for a cash consideration of RMB66,000 from Hongen Education, which was fully paid in 2020.

Upon the completion of the Onshore Restructuring, Tianjin Hongen succeeded all of the Product Business of Hongen Education. As Tianjin Hongen and Hongen Education were under common control of Mr. Michael Yufeng Chi (the “Controlling Shareholder”) through an act-in-concert agreement with his brother, Mr. Hanfeng Chi, for all the periods presented, the Onshore Restructuring was accounted for in a manner similar to a pooling of interest with acquired assets and liabilities recognized at their historical amount in the consolidated financial statements. Accordingly, the Company retrospectively adjusted its consolidated financial statements to include the related assets, liabilities and operations for the years ended December 31, 2008 and 2009. The difference between the cash consideration and the net book value of acquired net assets has been accounted for as a distribution to Hongen Education in the consolidated statements of changes in shareholders’ equity (deficit).

Offshore Restructuring

In September 2019, the Company issued a total of 215,053,763 ordinary shares to the shareholders of Tianjin Hongen as consideration in exchange for their respective equity interests in Tianjin Hongen. In October 2019, the Company incorporated a wholly-owned subsidiary, iHuman Online Limited (“iHuman Online”) in Hong Kong, and in November 2019, the Company incorporated another wholly-owned subsidiary, Hongen Perfect Future (Tianjin) Investment Co., Ltd. (“Hongen Investment”, or the “WFOE”) in the PRC. In June 2020, the Company, Hongen Investment, Tianjin Hongen and its registered shareholders entered into a series of contractual agreements (the “Contractual Agreements”) pursuant to which the Company became the primary beneficiary of Tianjin Hongen.

As the Company and Tianjin Hongen were under common control of the Controlling Shareholder, the Offshore Restructuring was also accounted for in a manner similar to a pooling of interest as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, the ordinary shares of the Company were recorded at their original issue price, and have been retrospectively presented to reflect the historical equity transactions of the Group.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

On October 8, 2020, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange (Note 12).

The Company’s principal subsidiaries, VIE and the VIE’s subsidiaries are as follows:

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activities
Subsidiaries
iHuman Online	October 2, 2019	HK	100%	Investment holding
Hongen Investment	November 11, 2019	PRC	100%	Management and technical consulting
Variable interest entity:
Tianjin Hongen	March 30, 2016	PRC	Nil	Education services
Subsidiaries of the VIE:
Beijing Hongen Perfect Future Education Technology Co., Ltd.	July 1, 2016	PRC	Nil	Education services
Tianjin Hongen Perfect Technology Development Co., Ltd.	August 26, 2019	PRC	Nil	Education services
Beijing Jinhongen	September 4, 2019	PRC	Nil	Education services and sales of learning materials and devices

To comply with PRC laws and regulations which has certain limitation of foreign control of companies that engage in value-added telecommunication services and certain other businesses, the Group primarily conducts its business in the PRC through its VIE and the VIE’s subsidiaries. The equity interests of the VIE are legally held by the PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIE through the Company’s effective control of the VIE through the Contractual Agreements. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIE to the Company. Therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

The following is a summary of the Contractual Agreements:

Powers of Attorneys

Pursuant to the powers of attorneys executed by the Nominee Shareholders, the Nominee Shareholders agreed to entrust to Hongen Investment an irrevocable proxy to exercise all of their rights as shareholders of Tianjin Hongen, the VIE, and to approve, on behalf of the Nominee Shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of Tianjin Hongen. Hongen Investment is also entitled to transfer or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consent. The powers of attorneys remains valid until the exclusive management services and business cooperation agreement expires or terminates.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among Hongen Investment, Tianjin Hongen and its Nominee Shareholders, the Nominee Shareholders irrevocably granted Hongen Investment or its designee(s) an exclusive call option to purchase, when and to the extent permitted under PRC laws, all or part of the equity interests in Tianjin Hongen. Hongen Investment has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the call option to purchase all or part of the equity interests in Tianjin Hongen or assets held by Tianjin Hongen will be the minimum amount of consideration permitted under the then-applicable PRC laws. Without the prior consent of Hongen Investment, Tianjin Hongen and its Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. The exclusive call option agreement will remain in effect until all the equity interests held by Nominee Shareholders or the assets held by Tianjin Hongen are transferred to Hongen Investment or its designee(s). Hongen Investment may terminate the exclusive call option agreement at its sole discretion, whereas under no circumstances may Tianjin Hongen or its Nominee Shareholders terminate this agreement. Any proceeds received by the Nominee Shareholders from the exercise of the option and distribution of profits or dividends, shall be remitted to Hongen Investment or its designee(s), to the extent permitted under PRC laws.

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement between Hongen Investment, Tianjin Hongen and the Nominee Shareholders, Hongen Investment has the exclusive right to provide technical and consulting services to Tianjin Hongen and its subsidiaries related to the education business, including but not limited to education management consultancy services, permission of intellectual property rights, technical support and business support. Without the prior written consent of Hongen Investment, Tianjin Hongen may not accept any services subject to this exclusive management services and business cooperation agreement from any third party, while Hongen Investment has the right to designate any party to provide such services. In return, Tianjin Hongen agrees to pay a service fee to Hongen Investment. Hongen Investment has the right to unilaterally adjust the service fee. The exclusive management services and business cooperation agreement is effective within the operating period of Tianjin Hongen. Hongen Investment may terminate this agreement unilaterally, whereas under no circumstances can the Tianjin Hongen and the Nominee Shareholders terminate this agreement.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement among Hongen Investment, Tianjin Hongen and its Nominee Shareholders, the Nominee Shareholders have pledged all of their equity interests in Tianjin Hongen to Hongen Investment to guarantee the performance of Tianjin Hongen and their obligations under the Contractual Agreements described above. During the term of the equity interest pledge agreement, Hongen Investment has the right to receive all of Tianjin Hongen’s dividends and profits distributed on the pledged equity. In the event of a breach by Tianjin Hongen or any of its Nominee Shareholders of the contractual obligations under the equity interest pledge agreement, Hongen Investment or its designee(s), as pledgee, will have the right to purchase, auction or sell all or part of the pledged equity interests in Tianjin Hongen and will have priority in receiving the proceeds from such disposal. Tianjin Hongen and its Nominee Shareholders, undertake that, without the prior written consent of Hongen Investment, they will not transfer, create or allow any encumbrance on the pledged equity interests. The equity interest pledge agreement will be valid until Tianjin Hongen and its Nominee Shareholders fulfill all contractual obligations under the Contractual Agreements.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

Financial Support Letter

Pursuant to the financial support letter, the Company is obligated and hereby undertakes to provide unlimited financial support to Tianjin Hongen, to the extent permissible under the applicable PRC laws and regulations. The Company agrees to forego the right to seek repayment in the event if Tianjin Hongen is unable to repay such funding.

Resolution of the Company’s board of directors

The Company’s board of directors resolved that the rights under the powers of attorneys and the exclusive call option agreement were assigned to any officer authorized by the Company’s board of directors.

In the opinion of the Company’s legal counsel, (i) the ownership structures of the VIE and WFOE, both currently and immediately after giving effect to the initial public offering (“IPO”), are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the Contractual Agreements are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect; (iii) the financial support letter issued by the Company to the VIE, and the resolutions are valid in accordance with the articles of association of the Company.

However, uncertainties in the PRC legal system could cause relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these Contractual Agreements. Furthermore, the Nominee Shareholders of the VIE may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIE. In addition, if the Nominee Shareholders will not remain the shareholders of the VIE, breach, or cause the VIE to breach, or refuse to renew, the existing Contractual Agreements the Company has with them and the VIE, the Company may not be able to effectively control the VIE and receive economic benefits from it, which may result in deconsolidation of the VIE.

In addition, if the current structure or any of the Contractual Agreements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

As of December 31, 2019 and 2020, there were no pledge or collateralization of the VIE and its subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and its subsidiaries are without recourse to the Company.

The table set forth the assets and liabilities of the VIE and VIE’s subsidiaries included in the Group’s consolidated balance sheets:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	104,883	247,253	37,893
Accounts receivable, net of allowance of RMB316 and RMB156 (US$24) as of December 31, 2019 and 2020, respectively	20,118	77,965	11,949
Amounts due from related parties	953	5,463	837
Inventories, net	20,665	16,873	2,586
Prepayments and other current assets	16,529	64,587	9,898
Total current assets	163,148	412,141	63,163
Non-current assets
Property and equipment, net	2,487	6,390	979
Intangible assets, net	103	10,582	1,622
Operating lease right-of-use assets	—	6,521	999
Other non-current assets	2,663	784	121
Total non-current assets	5,253	24,277	3,721
Total assets	168,401	436,418	66,884
LIABILITIES
Current liabilities
Accounts payable	10,302	19,980	3,062
Amounts due to related parties	69,431	485	74
Deferred revenue and customer advances	71,831	268,613	41,167
Accrued expenses and other current liabilities	31,200	95,200	14,590
Current operating lease liabilities	—	1,544	237
Total current liabilities	182,764	385,822	59,130
Non-current liabilities
Non-current operating lease liabilities	—	5,070	777
Total non-current liabilities	—	5,070	777
Total liabilities	182,764	390,892	59,907
Commitments and contingencies

The VIE and VIE’s subsidiaries’ net liability balance was RMB14,363 as of December 31, 2019, and net asset balance was RMB45,526 (US$6,977) as of December 31, 2020.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

The table sets forth the results of operations of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of comprehensive loss for years ended December 31, 2018, 2019 and 2020, respectively:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenue	131,867	218,656	531,915	81,520
Net loss	(17,604)	(275,511)	(23,486)	(3,599)

The table sets forth the cash flows of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of cash flows for the years ended December 31, 2018, 2019 and 2020, respectively:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(4,504)	42,627	218,765	33,527
Net cash used in investing activities	(529)	(2,391)	(15,622)	(2,394)
Net cash provided by (used in) financing activities	10,314	58,523	(60,773)	(9,314)
Net increase in cash and cash equivalents	5,281	98,759	142,370	21,819

Impact of COVID-19

During the year ended December 31, 2020, the Group’s operations has been affected by the COVID-19 pandemic. The sales of learning materials and devices has been negatively impacted by the COVID-19 outbreak, as education organizations, which are the major customers of the Group’s learning materials and devices, have undergone temporary closure in early 2020. The Group has considered the impact and provided additional credit losses for accounts receivable and reserves for inventories.

There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in customer behavior, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, the valuation of inventories and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Group’s current estimates in future periods.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts, reserve for inventories, fair value of financial instruments, useful lives of long-lived assets, impairment of long-lived assets, realization of deferred tax assets, incremental borrowing rate for leases, expected contract period for indefinite term subscriptions, determination of the stand-alone selling price, return allowances and share-based compensation. Prior to the restructuring, the results of the Product Business are determined by using a combination of specific identification of revenues and certain costs as well as a reasonable allocation of the remaining costs using applicable cost drivers where specific identification is not determinable. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.525 per US$1.00 on December 31, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiary in Hong Kong is U.S. dollars (“US$”). The functional currency of WFOE and subsidiaries of the WFOE, the VIE and subsidiaries of the VIE located in the PRC is RMB.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in “Accumulated other comprehensive loss”, a component of shareholders’ equity (deficit). Total foreign currency translation adjustment, were nil, nil and RMB21,861 (US$3,350) as of December 31, 2018, 2019 and 2020.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits and highly liquid investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months.

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents uncollected payments from customers for (i) completed transactions where customer payments settled by mobile app stores and third-party online channels but not yet remitted to the Group, or (ii) completed shipments where the Group charges customers and payment has not been received. Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off when deemed uncollectible.

Inventories, net

Inventories primarily consisting of products available for sale are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Inventory reserve is recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs are recorded in cost of revenues in the consolidated statements of comprehensive loss.

As of December 31, 2019 and 2020, the Group had inventories cost of RMB21,742 and RMB19,539 (US$2,994), and the related inventory reserve was RMB1,077 and RMB2,666 (US$408), respectively.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Electronic equipment	4 years

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Useful Life
Copyrights	3-10 years
Purchased software	1-5 years

Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Group’s long-lived assets.

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. After the acquisition of the Product Business under common control, the Group began to integrate the online learning service with the Product Business which creates significant synergies across various aspects of the Group’ business operations. The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. The majority of the Group’s revenues for the years ended December 31, 2018, 2019 and 2020 were generated from the PRC. As of December 31, 2019 and 2020, all of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Effective January 1, 2018, the Group elected to early adopt the requirements of ASC 606, Revenue from Contracts with Customers (“ASC 606”) using the full retrospective method. The Group applies the five-step model outlined in ASC 606. The Group accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The adoption of ASC 606 did not have a material impact on the Group’s accumulated deficit balance as of January 1, 2018.

The Group has elected to exclude from revenue sales taxes and other similar taxes that are both imposed on and are concurrent with revenue producing transactions. Therefore, revenues are recognized net of value added taxes (“VAT”).

Learning services

The majority of the Group’s learning service revenue is generated from non-cancellable subscriptions on its various online learning applications.

The non-cancellable subscription contracts provide customers the access to hosted software over a contract term without the customer taking possession of the content software. Subscription revenue is recognized ratably over the contract period as the performance obligation is satisfied. The learning subscription services are sold in short term periods, typically no more than 12 months. Certain learning subscription have contracts with no fixed duration and are marketed as indefinite term subscriptions. For these indefinite term subscriptions, the Group estimates the expected contract period based on historical usage patterns and recognizes related revenue over the expected contract period.

The Group also offers its customers to purchase specified completed digital contents on certain learning applications. The completed digital contents can be downloaded and used offline indefinitely. Therefore, customers take possession of these contents, and revenues from sales of completed digital content is recognized at a point in time when the content is made available for the customer’s use.

Learning materials and devices

The Group sells learning materials and devices to individual users, education organizations and distributors. Revenue from learning materials and devices is recognized when control of the promised goods is transferred to the customer, at an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods.

The Group offers certain customers with rights of return. These rights are accounted for as variable consideration when estimating the amount of revenue to be recognized by utilizing expected value method. As of December 31, 2019 and 2020, the liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities for return allowances were not material.

Some contracts with customers include promise to transfer both learning service and learning materials and devices. The Group has determined that the learning material and devices are separate performance obligations under ASC 606, as customers can benefit from the learning material and devices on their own and our promise to deliver learning material and devices is separately identifiable from the learning services. Revenue is allocated to each performance obligation based on its relative standalone selling price (“SSP”). In instances where stand-alone selling price is not directly observable, considerations are allocated using estimated selling prices and expected cost plus margin approach. Determining the stand-alone selling price of each separate unit may require significant judgments, and significant assumptions and estimates have been made in estimating the relative selling price of each single-element.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred revenue and customer advances

Timing of revenue recognition may differ from the timing of invoicing to customers and cash collection. For certain revenue contracts, customers are required to pay before the services and goods are delivered to the customer. The Group recognizes the excess of payments received as compared to the recognized revenue as deferred revenue or customer advances, which primarily consist of unearned revenue related to subscription services which is recognized ratably over the subscription period, and advanced payments received from customers for goods to be delivered and services to be provided.

Payment terms and conditions vary by contract type and customer. For the learning services and sales of learning materials and devices to individual users, immediate payment upon purchase is required. Payments made through certain third-party payment service providers are collected on a real time basis, and payments made through mobile app stores and other third party online channels are generally collected within 60 days. For sales of learning materials and devices to education organizations and distributors, payment terms generally require advanced payments or payment within 60 days. In instances where the timing of revenue recognition differs from the timing of payment, the Group has determined that its contracts do not include a significant financing component.

Practical expedients

The Group has utilized the practical expedient available under ASC 606-10-50-14 to not to disclose information about its remaining performance obligations because the Group’s contracts with customers generally have an expected duration of no more than one year.

Assets recognized from costs to obtain a contract with a customer:

The Group has determined that certain costs, primarily channel costs associated with sales made in mobile app stores, meet the requirements to be capitalized as costs of obtaining contracts. The Group recognizes an asset for these costs incurred for non-cancellable subscription contracts in “Prepayments and other current assets” in the consolidated balance sheets. The amortization of these costs over the applicable subscription term are included in cost of revenues.

Cost of revenues

Cost of revenues primarily includes costs incurred to support and maintain online learning apps including channel costs, product costs, freight, rental costs, salaries and benefits for employees directly involved in revenue generation activities.

Research and development expenses

Research and development expenses primarily consist of salaries, benefits and share-based compensation for research and development personnel, and third-party outsourcing service provider costs. The Group expenses research and development costs as they are incurred.

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive loss. The advertising expenses were RMB3,015, RMB4,593 and RMB63,195 (US$9,685) for the years ended December 31, 2018, 2019 and 2020, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee benefit expenses

All eligible employees of the Group in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group recorded employee benefit expenses of RMB14,503, RMB22,107 and RMB24,073 (US$3,689) for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group has no further payment obligations once the contributions have been paid.

Share-based compensation

The Groups applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be accounted for as a liability award or equity award. All the Group’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Group early adopted ASU No. 2018-7, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting (“ASU 2018-7”) on January 1, 2018 and applies ASC 718 to account for share-based payments for acquiring goods and services from non-employees at grant date fair value.

The Group has elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting or cliff vesting based on service conditions and performance conditions and only if performance-based conditions are considered probable to be satisfied. The Group has adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting on January 1, 2018 and elected to account for forfeitures as they occur. The Group, with the assistance of an independent valuation firm, determined the fair value of the share options.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) and all subsequent ASU’s relating to this Topic (collectively, “ASC 842”) on January 1, 2020 using the modified retrospective method and did not restate comparable periods. The Group elected the package of practical expedients permitted under the transition guidance, which allowed the Group to carry forward the historical lease classification for any expired or existing contract and the accounting for the initial direct costs on those leases on the adoption date. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less. Upon adoption, the Group recognized right-of-use (“ROU”) assets of RMB22,852 and total lease liabilities (including current and non-current) of RMB22,492 for operating leases as of January 1, 2020. The impact of adopting ASC 842 on the Group’s opening accumulated deficit and current year net loss is not material.

The Group leases real estate property under operating leases. ROU assets are recognized at the amount of the lease liabilities, adjusted for cumulative prepayments and lease incentives, if any. Lease liabilities are recognized at the present value of the lease payments over the lease term at the commencement date. As the rate implicit in the Group’s leases are not readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis, the amount of the lease payments in the same currency, for a similar term and in a similar economic environment. The Group recognizes operating lease expense on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise. The Group accounts termination of a lease before the expiration of the lease term by removing the right-of-use asset and the lease liability, with profit or loss recognized for the difference if any.

As of December 31, 2020, the Group recognized net operating lease ROU assets of RMB6,521 (US$999) and total lease liabilities of RMB6,614 (US$1,014), comprised of current portion of RMB1,544 (US$237) reported in current operating lease liabilities and non-current portion of RMB5,070 (US$777) reported in non-current operating lease liabilities. The total lease cost for the year ended December 31, 2020 was RMB11,432 (US$1,752), comprised of operating lease cost and short-term lease cost of RMB11,297 (US$1,731) and RMB135 (US$21), respectively. The weighted-average remaining lease term and weighted average incremental borrowing rate as of December 31, 2020 was 5.07 years and 8.01%, respectively. The undiscounted future minimum payments under the Group’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheets was as below:

	As of December 31, 2020
	RMB	US$
2021	1,601	245
2022	1,451	222
2023	1,563	240
2024	1,563	240
2025	1,327	203
Thereafter	508	78
Total lease payments	8,013	1,228
Less: Imputed interest	1,399	214
Present value of lease liabilities	6,614	1,014

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Loss per share

In accordance with ASC 260, Earnings Per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s contingently redeemable ordinary shares are participating securities. For the year ended December 31, 2019, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. For the year ended December 31, 2020, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the contingently redeemable ordinary shares using the if-converted method; and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive. Share options with performance conditions are considered contingently issuable shares and are included in the computation of diluted loss per share to the extent that the performance conditions are met such that the ordinary shares will be issued at the end of the reporting period, assuming it was the end of the contingency period.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, accounts receivable, amounts due from and due to related parties, accounts payable, certain other current and non-current assets and liabilities, and contingently redeemable ordinary shares. The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The contingently redeemable ordinary shares were initially recorded at issue price net of issuance costs. As it relates to the contingently redeemable ordinary shares, the Group recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the contingently redeemable ordinary shares to equal the redemption value at the end of each reporting period. The carrying values of the remaining financial instruments approximate their fair values due to their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

There were no assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2020.

Comprehensive loss

Comprehensive loss is defined to include all changes in equity deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss includes net loss and foreign currency translation adjustment of the Group.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. For U.S. SEC filers that are not smaller reporting companies, ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Group is currently evaluating the impact on the consolidated financial statements of adopting this guidance.

In December 2019 the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes. This update eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for public business entities (PBEs) for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

3. CONCENTRATION OF RISKS

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

The Group did not have customers accounted for more than 10% of the total revenue for the years ended December 31, 2018, 2019 and 2020.

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Group expects that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIE and subsidiaries of the VIE are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable are typically unsecured and denominated in RMB. Accounts receivable primarily comprise of net cash to be collected from reputable mobile app stores, third-party online channels, education organizations and distributors. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of 5.5% and 1.3% during the years ended December 31, 2018 and 2019 and appreciation of 6.3% during the year ended December 31, 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

4. REVENUE AND DEFERRED REVENUE

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Learning services:
Recognized over time	20,805	106,163	429,633	65,844
Recognized at a point in time	1,205	1,246	833	128
	22,010	107,409	430,466	65,972
Learning materials and devices recognized at a point in time	109,857	111,247	101,449	15,548
Total revenues	131,867	218,656	531,915	81,520

Contract cost

Deferred channel costs were recorded under “Prepayment and other current assets” (Note 6). For the years ended December 31, 2018, 2019 and 2020, the Group recognized RMB4,991, RMB22,381 and RMB89,444 (US$13,708), respectively, of amortization of deferred channel costs as “Cost of revenues”. There was no impairment recognized to the deferred channel costs during the years ended December 31, 2018, 2019 and 2020.

Deferred revenue and customer advances

Deferred revenue and customer advances primarily consist of deferred revenue from learning services and advanced consideration received from customers for the sales of learning materials and devices, which are recognized as contract liability until services are provided to the customer and products are delivered at customers.

Revenue recognized during the year ended December 31, 2020 that was included in the deferred revenue and customer advances balance of RMB71,831 at January 1, 2020 was RMB69,234 (US$10,611).

5. ACCOUNTS RECEIVABLE

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Accounts receivable	20,434	78,121	11,973
Allowance for doubtful accounts	(316)	(156)	(24)
Accounts receivable, net	20,118	77,965	11,949

The movements in the allowance for doubtful accounts were as follows:

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Balance at beginning of the year	180	316	48
Provisions/(reversals)	136	(160)	(24)
Balance at end of the year	316	156	24

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

6. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred channel costs	12,890	56,335	8,634
Prepaid taxes	2,069	3,433	526
Advances to suppliers	627	136	21
Prepaid expenses	369	28	4
Rental deposits	12	2,636	404
Others	562	2,051	314
	16,529	64,619	9,903

7. PROPERTY AND EQUIPMENT

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Electronic equipment	3,530	8,793	1,348
Less: accumulated depreciation	(1,043)	(2,403)	(369)
Property and equipment, net	2,487	6,390	979

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 was RMB305, RMB511 and RMB1,360 (US$208), respectively.

8. INTANGIBLE ASSETS

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Copyrights	167	7,375	1,130
Purchased software	—	5,570	854
Less: accumulated amortization	(64)	(1,156)	(177)
Intangible assets, net	103	11,789	1,807

The Group recorded amortization expense of RMB60, RMB86 and RMB1,454 (US$223) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, estimated amortization expense of the existing intangible assets for each of the next five years is RMB2,324 (US$356), RMB2,025 (US$310), RMB1,768 (US$271), RMB1,482 (US$227) and RMB1,054 (US$162), respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Payroll payable	23,087	55,176	8,456
Accrued expenses	3,336	29,063	4,454
Tax payable	3,197	17,391	2,665
Deposits	700	2,061	316
Others	880	3,338	512
	31,200	107,029	16,403

10. TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

iHuman Online is incorporated in Hong Kong and is subject to Hong Kong Profits Tax, which is currently imposed at the rate of 16.5%, with half-rate of 8.25% that may be applied for the first HK$2 million of assessable profits for years of assessment beginning on or after April 1, 2018. No provision for Hong Kong profits tax was made in the consolidated financial statements as iHuman Online had no assessable income for any of the periods presented.

PRC

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% and a “Software Enterprise” (“SE”) is entitled to a two-year income tax exemption starting from the first profit making year, followed by a reduction of half the applicable tax rate for the subsequent three years. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. The SE is subject to relevant governmental authorities’ annual assessment based on self-assessment supporting documents filed with the tax authorities each year.

Tianjin Hongen expect to be qualified as SE, is entitled to an exemption from the enterprise income tax for two years beginning from 2020, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a SE is subject to annual evaluation by the relevant authorities in China.

In 2019, Beijing Jinhongen was qualified for the requirements of small and micro-sized enterprise, and it would be eligible for 75% reduction for its first RMB1,000 of annual taxable income, and 50% of reduction for its annual taxable income between RMB1,000 and RMB3,000. Therefore, Beijing Jinhongen was subject to the applicable tax rate of 20% in 2019. In 2020, Beijing Jinhongen was subject to the 25% EIT rate.

The other PRC subsidiaries and consolidated VIE and VIE’s subsidiaries are subject to the 25% EIT rate.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

10. TAXATION (Continued)

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current income tax expenses	1,610	1,364	466	71
Deferred income tax expenses	—	—	—	—
Total income tax expenses	1,610	1,364	466	71

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Loss before income tax	(15,994)	(274,233)	(37,010)	(5,671)
Income tax computed at the PRC statutory tax rate of 25%	(3,999)	(68,558)	(9,253)	(1,418)
Effect of differing tax rates in different jurisdictions	—	—	1,596	245
Effect of tax rate changes on deferred taxes	—	—	50,950	7,808
Research and development super-deduction	(9,596)	(8,774)	(12,707)	(1,947)
Shared-based compensation expenses	—	67,635	19,913	3,051
Non-deductible expenses	56	554	3,678	564
Effect of PRC preferential tax rates	—	—	(22,458)	(3,442)
Change in valuation allowance	15,148	10,342	(31,269)	(4,792)
Others	1	165	16	2
Income tax expenses	1,610	1,364	466	71

Income tax expense related to the Product Business is included in above effective tax rate reconciliation, in particular, deferred tax items not preserved due to Onshore Restructuring are included in above “valuation allowance” in the amounts of RMB1,340 and RMB(924) for the years ended December 31, 2018 and 2019, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

10. TAXATION (Continued)

Deferred tax

The significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets
Tax loss carry forward	25,830	6,520	999
Deferred revenue and customer advances	13,001	721	110
Lease liabilities recognized under ASC842	—	1,630	250
Others	62	383	59
Less: valuation allowance	(38,893)	(7,624)	(1,168)
	—	1,630	250
Deferred tax liabilities
ROU recognized under ASC842	—	(1,630)	(250)
	—	(1,630)	(250)
Presentation in the consolidated balance sheets
Deferred tax assets, net	—	—	—
Deferred tax liabilities, net	—	—	—
Net deferred tax assets, net	—	—	—

The Company operates through its WFOE, VIE and the VIE’s subsidiaries and valuation allowance is considered on an individual entity basis. The Group recorded valuation allowance against deferred tax assets of those entities that were in a three year cumulative financial loss as of December 31, 2019 and 2020. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, forecasting profits, existence of taxable temporary differences and reversal periods.

As of December 31, 2020, the Group had taxable losses of approximately RMB25,983 (US$3,982) mainly deriving from entities in the PRC. The tax losses in the PRC can be carried forward for five years to offset future taxable profit. The tax losses of entities in the PRC will begin to expire in 2022, if not utilized.

Unrecognized Tax Benefit

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. As of and for the years ended December 31, 2018, 2019 and 2020, there were no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

In general, the PRC tax authority has up to five years to conduct examinations of the tax filings. Accordingly, as of December 31, 2020, the tax years ended December 31, 2016 through period ended as of the reporting date for the Company’s PRC entities remain open to examination by the PRC tax authorities.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

11. CONTINGENTLY REDEEMABLE ORDINARY SHARES

On December 6, 2019, the Group issued 11,318,619 contingently redeemable ordinary shares with preferential rights (the “Contingently Redeemable Ordinary Shares”) to a third-party investor (the “Investor Shareholder”), of which RMB120,000 and RMB40,000 were received on December 6, 2019 and May 18, 2020, respectively. All of the Contingently Redeemable Ordinary Shares were converted to 11,318,619 Class A ordinary shares upon the completion of the Group’s IPO in October 2020 (Note 12).

The key features of the Contingently Redeemable Ordinary Shares are summarized as follows:

Dividends

The Investor Shareholder is entitled to receive dividends when and if declared by the Board of Directors, without preference on the ordinary shares or any other classes of shares of the Company.

Voting Rights

The Investor Shareholder is entitled to the number of votes equal to the number of the ordinary shares. The Investor Shareholder shall vote together with other ordinary shareholders, with respect to any matter upon which ordinary shareholders have the right to vote.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Investor Shareholder shall be entitled to receive an amount equal to the sum of the issuance price of the Contingently Redeemable Ordinary Shares for each outstanding Contingently Redeemable Ordinary Share, plus all declared but unpaid dividends, before distributions are made to the ordinary shareholders.

Redemption

The Contingently Redeemable Ordinary Shares are subject to redemption by the Company at the option of the holder upon the Company’s failure to complete the Qualified IPO before December 6, 2024 and the occurrence of certain events as specified in the shareholder agreement. The redemption price shall be equal to original issuance price and a return at the simple non-compounded rate of 10% per annum calculated from the date of the actual issuance of such Contingently Redeemable Ordinary Shares to the date on which such Contingently Redeemable Ordinary Shares are redeemed, plus all declared but unpaid dividends.

The liquidation preference and redemption right as well as other rights including preemptive rights, right of first refusal and etc. will be automatically terminated upon the completion of the Qualified IPO. The Company considered such termination a conversion feature in substance.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

11. CONTINGENTLY REDEEMABLE ORDINARY SHARES (Continued)

Accounting for Contingently Redeemable Ordinary Shares

The Contingently Redeemable Ordinary Shares are classified as mezzanine equity as they may be redeemed at the option of the holder on or after an agreed upon date outside the sole control of the Company. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion features to determine if there were any embedded derivatives required bifurcation and to determine if there were any beneficial conversion features (“BCF”). On the commitment date, there is no BCF to be recognized because the most favorable conversion price used to measure the BCF of the Contingently Redeemable Ordinary Shares was higher than the fair value per ordinary share. The Company determined the fair value of ordinary shares with the assistance of an independent valuation firm. There are no embedded derivatives that are required to be bifurcated because the underlying ordinary shares are not publicly traded nor readily convertible into cash.

The Company concluded that Contingently Redeemable Ordinary Shares are not redeemable currently, but it is probable to become redeemable. The Company chose to recognize changes in the redemption value immediately as they occur and adjusted the carrying amount of the Contingently Redeemable Ordinary Shares to equal the redemption value at the end of each reporting period. An accretion charge of RMB821 and RMB10,792 (US$1,654) was recorded as an increase to the net loss attributable to ordinary shareholders for the years ended December 31, 2019 and 2020.

The movement in the carrying value of the Contingently Redeemable Ordinary Shares is as follows:

RMB
Balance as of January 1, 2019	—
Proceeds from the Investor Shareholder, net of issuance cost of nil	120,000
Accretion to redemption value	821
Balance as of December 31, 2019	120,821
Net proceeds from the Investor Shareholder	39,967
Accretion to redemption value	10,792
Conversion into Class A ordinary shares upon IPO	(171,580)
Balance as of December 31, 2020	—
Balance as of December 31, 2020 (US$)	—

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

12. ORDINARY SHARES

Upon completion of the IPO, the Company issued 7,000,000 ADSs, representing 35,000,000 Class A ordinary shares, and 1,050,000 ADSs, representing 5,250,000 Class A ordinary shares, pursuant to the underwriters’ full exercise of their option to purchase additional ADSs. Proceeds from the issuance of IPO shares, net of issuance cost, was 589,587 (US$90,358). Immediately prior to the completion of the IPO, all the ordinary shares held by the controlling shareholder were converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders were converted into an equal number of the Class A ordinary shares, all of outstanding Contingently Redeemable Ordinary Shares were automatically converted on a one-for-one basis into 11,318,619 Class A ordinary shares, and the related aggregate carrying value of RMB171,580 (US$26,296) was reclassified from mezzanine equity to shareholders’ equity.

As of December 31, 2020, the authorized share capital consisted of 1,000,000,000 shares, of which 700,000,000 shares were designated as Class A ordinary shares, 200,000,000 as Class B ordinary shares, and 100,000,000 shares of such class (or classes) as the board of directors may determine. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

As of December 31, 2019, the Company had 215,053,763 ordinary shares issued and outstanding. As of December 31, 2020, there were 122,622,382 and 144,000,000 Class A and Class B ordinary shares issued and outstanding, respectively. No Class B ordinary shares were converted into Class A ordinary shares as of December 31, 2020.

13. SHARE-BASED PAYMENTS

Share incentive plan

In January 2019, the Group adopted a share incentive plan for the purpose of providing incentives and rewards to the Group’s directors, employees and consultants. As part of the Restructuring, the outstanding options were carried over on a one-for-one basis for the options under the Company’s share incentive plan (the “Share Incentive Plan”) with identical terms and conditions. Under the Share Incentive Plan, a total of 19,684,555 ordinary shares of the Company were reserved. The options granted under the Share Incentive Plan have a contractual term of 10 years.

The options granted are accounted for as equity awards and contain both service and performance vesting conditions. The options generally vest in several installments over certain service periods, subject to certain specified performance targets. In addition, majority of the options granted will not be vested and exercisable until the closing of an IPO and the completion of the requisite service periods after such IPO. Certain options granted would be fully vested and exercisable upon the closing of an IPO. The Company records shared-based compensation expense for options with performance conditions using an accelerated method over the requisite service period only if performance conditions are considered probable to be satisfied. Through the date of IPO, the Company has not recognized shared-based compensation expense for the options because the IPO is a performance condition that is not considered probable until it occurs. Upon the Company’s IPO, the performance condition was met and RMB73,378 of share-based compensation expenses was recognized accumulatively related to these awards.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

13. SHARE-BASED PAYMENTS (Continued)

A summary of the option activities under the Share Incentive Plan is stated below:

	Number of options	Weighted- average Exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic value
	US$	US$	Years	US$
Outstanding, January 1, 2020	4,882,343	0.5	0.65	9.15	6,990
Granted	9,763,248	1.09	1.58	9.33
Forfeited	(480,623)	1.37	1.04
Exercised	—	—	—	—	—
Outstanding, December 31, 2020	14,164,968	0.88	1.28	8.93	38,899
Vested and expected to vest at December 31, 2020	14,164,968	0.88	1.28	8.93	38,899
Exercisable at December 31, 2020	3,200,000	0.05	2.28	9.69	11,437

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2020 and the options’ respective exercise price. The total intrinsic value of options exercised was RMB nil as no exercise of options during the years ended December 31, 2019 and 2020.

The total fair value of share options vested during the years ended December 31, 2018, 2019 and 2020 was nil, nil and RMB49,835 (US$7,290), respectively. As of December 31, 2020, total unrecognized share-based compensation expenses related to unvested share-based awards were RMB44,915 (US$6,884), which were expected to be recognized over a weighted-average vesting period of 2.56 years.

Fair value of options

The fair value of options was determined using the binomial option pricing model, with the assistance from an independent valuer. The binomial option pricing model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatilities, the Group has made reference to historical volatilities of several comparable companies. The suboptimal exercise factor was estimated based on the Group’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Prior to the IPO, the estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent valuation firm using the discounted cash flow method. Subsequent to the IPO, the fair value of the ordinary shares is one-fifth of the price of the Company’s publicly traded ADSs.

The assumptions used to estimate the fair value of the options granted are as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2020
Fair value per ordinary share as at valuation date	US$0.73 - US$1.93	US$1.30 — US$5.55
Risk-free rate	1.92% - 2.69%	0.69% - 0.84%
Expected volatility range	48.0% - 48.1%	50.87% - 51.22%
Exercise multiple	2.2	2.2 — 2.8

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

13. SHARE-BASED PAYMENTS (Continued)

Other share-based compensation

In January 2019, the Group awarded certain employees and consultant, for their past services performed, 55,053,763 ordinary shares which were immediately vested on the grant date and issued upon the contribution of RMB3,441 received from them. The fair value of the awards was based on the grant date fair value of Tianjin Hongen’s ordinary shares, which is RMB4.98 per share, determined with the assistance of an independent valuation firm. For the year ended December 31, 2019, total share-based compensation expenses recognized for such awards were RMB270,541.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cost of revenue	—	—	1,897	291
Research and development expenses	—	76,301	19,499	2,988
Sales and marketing expenses	—	25,892	2,858	438
General and administrative expenses	—	168,348	55,637	8,527
	—	270,541	79,891	12,244

14. LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Numerator:
Net loss	(17,604)	(275,597)	(37,476)	(5,742)
Accretion to redemption value of contingently redeemable ordinary shares (Note 11)	—	(821)	(10,792)	(1,654)
Net loss attributable to ordinary shareholders—basic and diluted	(17,604)	(276,418)	(48,268)	(7,396)
Denominator:
Weighted average number of shares outstanding—basic and diluted	160,000,000	181,427,603	226,339,320	226,339,320
Basic and diluted loss per share	(0.11)	(1.52)	(0.21)	(0.03)

Basic and diluted loss per share are computed using the weighted average number of ordinary shares outstanding during the period.

For the year ended December 31, 2019, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities, the contingently redeemable ordinary shares, do not have contractual rights and obligations to share the losses of the Group. For the year ended December 31, 2020, the two-class method is applicable because the Company has two classes of ordinary shares, Class A and Class B. However, basic and diluted loss per share are not reported separately for Class A ordinary shares or Class B ordinary shares as each class of shares has the same rights to undistributed and distributed earnings. The effects of all outstanding contingently redeemable ordinary shares and share options were excluded from the computation of diluted loss per share for the years ended December 31, 2018, 2019 and 2020 as their effects would be anti-dilutive.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

15. RELATED PARTY TRANSACTIONS

a)            Related parties

Shareholders of the Group

•                  Mr. Michael Yufeng Chi

•                  Mr. Tian Liang

Entities controlled by controlling shareholder

•                  Hongen Education

•                  Shihezi Happy Forever Equity Investment Co., Ltd. (“Shihezi Happy Forever”)

•                  Subsidiaries and affiliates of Perfect World Holding Group Co., Ltd. (“Perfect World Group”)

•                  Entities involved in the operation of kindergarten business of Hongen Education (“Hongen Kindergartens”)

b)            The Group had the following related party transactions:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Learning material and devices sales to Hongen Kindergartens	726	1,624	1,326	203
Rental, administrative and other services from Perfect World Group	1,273	2,299	1,543	237
Research and development outsourcing services from Hongen Kindergartens	—	—	381	58
Assets transferred to Perfect World Group(1)	—	—	8,405	1,288
Proceeds of loans from shareholders(2)	10,000	2,000	—	—
Proceeds of loans from Shihezi Happy Forever(3)	24,700	—	—	—
Repayments of loans from shareholders(2)	—	12,000	—	—
Repayments of loans from Shihezi Happy Forever(3)	13,500	51,819	—	—

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

15. RELATED PARTY TRANSACTIONS (Continued)

The Group had the following related party balances at the end of the year:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Amounts due from related parties:
Hongen Education	867	322	49
Amounts due to related parties:
Hongen Education(4)	66,183	127	19
Perfect World Group entities	3,248	358	55
	69,431	485	74

(1)                                 In October 2020, the Group transferred certain intangible assets to Perfect World Group at the transaction price of RMB8,405 (US$1,288). As the transaction was under common control, the difference between the transaction price and the carrying amount of the intangible assets was included in additional paid-in capital. No gain or loss was recognized. Perfect World Group has fully paid the consideration in 2020.

(2)                                 In January 2018, Mr. Michael Yufeng Chi and Mr. Tian Liang entered into a two-year loan facility agreement with the Group, respectively. The loan is unsecured and non-interest bearing. The Group withdrew RMB10,000 and RMB2,000 during the year ended December 31, 2018 and 2019, respectively. The Group fully repaid the loans from the two shareholders in 2019.

(3)                                 In May 2016 and January 2017, Shihezi Happy Forever provided the Group with an on-demand, unsecured and non-interest-bearing loan. The Group withdrew RMB24,700 during the year ended December 31, 2018, resulting in an accumulative balance of RMB51,819 as of December 31, 2018. The Group fully repaid the loans in 2019.

(4)                                 Amounts due to Hongen Education primarily consist of the cash consideration of RMB66,000 for the acquisition of the Product Business from Hongen Education, which was fully paid in 2020.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

16. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their Articles of Association, the Company’s wholly foreign-owned enterprises, being foreign invested enterprise established in the PRC, are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the staff welfare and bonus fund are at the discretion of the Company’s wholly foreign-owned enterprises. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

In accordance with the PRC Company Laws, the VIE and its subsidiaries must make appropriations from their annual after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory reserve and discretionary surplus reserve. The VIE and its subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory reserve until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus reserve is at the discretion of the VIE and its subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2019 and 2020, the Group’s PRC subsidiaries, VIE and subsidiaries of the VIE had appropriated RMB nil and RMB517 (US$79) to their reserves.

Furthermore, registered share capital and capital reserve accounts of the Company’s PRC subsidiary, the VIE and the VIE’s subsidiaries are also restricted from distribution. As a result, the restrictions amounted to approximately RMB153,958 (US$23,595), or 23.96% of the Company’s total consolidated net assets as of December 31, 2020.

Cash transfers from the Company’s PRC subsidiary to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiary, the VIE and the VIE’s subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

17. COMMITMENTS AND CONTINGENCIES

(1) Commitments for purchase obligations

The following table sets forth our purchase obligations as of December 31, 2020:

	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Purchase commitments	16,200	12,200	4,000	—	—
Total	16,200	12,200	4,000	—	—

(2) Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

18. SUBSEQUENT EVENTS

Subsequent to the balance sheet date, one major operating entity of the Group was granted a revolving line of credit of RMB100 million by a PRC commercial bank with no financial covenants required. As of the date of this report, the Group didn’t utilize any of the line of credit.