Form 20-F
period 2021-12-31
iHuman Inc.
filed 2022-04-29
CIK 1814423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

E-mail: ir@ihuman.com

Telephone: +86 10 5780-6606

Floor 8, Building 2,

No. 1 Wangjing East Road,

Chaoyang District, Beijing 100102

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing five Class A ordinary shares, par value US$0.0001 per share	IH	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*		New York Stock Exchange

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

As of December 31, 2021, there were 267,852,667 ordinary shares outstanding, being the sum of 123,852,667 Class A ordinary shares and 144,000,000 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☒

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

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents five Class A ordinary shares;
●	“AI” refers to artificial intelligence;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“Hongen Education” are to Hongen Education & Technology Co., Ltd. and its predecessors and subsidiaries. Hongen Education is an affiliate of ours that shares a common director, Mr. Hanfeng Chi, with us. Furthermore, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns more than 50% of the voting power in both Hongen Education and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Hongen Education and our company. Therefore, Hongen Education and us are under common control, which, pursuant to Rule 405 under the Securities Act, makes Hongen Education an affiliate of ours;
●	“iHuman,” “we,” “us,” “our company” and “our” are to iHuman Inc., our Cayman Islands holding company , its subsidiaries , and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity;
●	“monthly active user” or “MAUs” with respect to any of our apps, are to the number of unique mobile devices through which such app is accessed at least once in a given month. We treat each distinguishable device as a separate user for purposes of calculating MAUs, although it is possible that some people may use more than one mobile device and multiple people may share one mobile device to access our apps; “average MAUs” for a specific period, with respect to any of our apps, are to the monthly average of the sum of our MAUs for such app during that period; “total MAUs” is calculated by combining the MAUs of all of our apps in a given month, and duplicate access to different apps is not eliminated from the calculation; “average total MAUs” for a specified period, are to the monthly average of the sum of our total MAUs during that period;
●	“NYSE” are to the New York Stock Exchange;
●	“Offline products and others” are to our offline operations of cognitive development materials and devices, and we generate revenues from sales of these products;
●	“Online subscriptions” are to our online operations of tech-powered, intellectual development apps, through which we generate revenues from subscription fees charged to users for the premium content;
●	“our WFOEs” are to Hongen Perfect Future (Tianjin) Investment Co., Ltd. and Hongen Perfect (Beijing) Education Technology Development Co., Ltd. (each of which, “our WFOE”);
●	“paying users” for a specific period are to users who paid subscription fees for the premium content on any of our apps during that period; a user who makes payments across different apps using the same registered account is counted as one paying user; and a user who makes payments for the same app multiple times in the same period is counted as one paying user;

●	“Perfect World Group” or “Perfect World” are to Perfect World Holding Group Co., Ltd., a holding company incorporated in the PRC, and its subsidiaries, including Perfect World Co., Ltd., a company incorporated in the PRC and listed on the Shenzhen Stock Exchange (SZ:002624). Mr. Michael Yufeng Chi beneficially owns more than 50% of the voting power in both Perfect World Group and us and is a common director of both Perfect World Group and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Perfect World Group and our company. Therefore, Perfect World Group and us are under common control, which, pursuant to Rule 405 under the Securities Act, makes Perfect World Group an affiliate of ours;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“VIE” are to variable interest entity, and “the VIE” or “Tianjin Hongen” are to Tianjin Hongen Perfect Future Education Technology Co., Ltd.

Our reporting currency is RMB. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6. 3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System (the exchange rate on December 31, 2021 was not available in the H.10 statistical release). We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	our expectations regarding demand for and market acceptance of our products;
●	our expectations regarding maintaining and strengthening our relationships with users, customers, business partners and other stakeholders;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Cash Flows through Our Organization

iHuman Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries in China. As a result, iHuman Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and its subsidiaries, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares. In 2019 and 2020, there was no capital contributions from iHuman Inc. to our PRC subsidiaries. In 2021, iHuman Inc., through its intermediate holding company, made capital contributions of RMB63.8 million (US$10.0 million) to our PRC subsidiaries. In 2019, 2020 and 2021, iHuman Inc. provided to its subsidiaries loans of nil, RMB457.0 million and nil, respectively, and received repayments of nil, nil and RMB127.5 million (US$20.0 million), respectively. For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries, the VIE or its subsidiaries; no subsidiaries paid dividends or made other distributions to the holding company; and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The VIE is required to transfer cash to our WFOEs by paying service fees according to the contractual arrangements. The VIE paid our WFOEs service fees of nil, RMB5.0 million and RMB43.0 million (US$6.7 million) in 2019, 2020 and 2021, respectively. The VIE provided to our WFOEs loans of nil, nil and RMB55.0 million (US$8.6 million) in 2019, 2020 and 2021, respectively. For details of the financial position, cash flows and results of the VIE, see “Item 3. Financial Information Related to the VIE” and page F-13 of this annual report on Form 20-F. Going forward, we intend to transfer the benefits of the VIE and the VIE’s subsidiaries to our WFOEs under the contractual arrangements.

Under PRC laws and regulations, our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. In addition, our PRC subsidiaries, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of contractual agreements, our PRC subsidiaries may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiaries and are tax neutral.

(3)

Certain of our subsidiaries and the VIE and its subsidiaries qualify for 12.5% or 15% preferential income tax rate in China. However, such preferential rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law and related regulations impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIE and its subsidiaries have obtained the licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the VIE in China, including, among others, three licenses for internet information services, or the ICP Licenses, and two Production and Operation of Radio and TV Programs Permits. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions of our platform at the present stage or in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit, the Online Transmission of Audio-Visual Programs License and the Internet Culture Business Operating License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the industry in which we operate, which may materially and adversely affect our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

Furthermore, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the China Securities Regulatory Commission, or the CSRC, issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, both for public comments, pursuant to which we, our PRC subsidiaries and the VIE may be required to file with the CSRC, in connection with any follow-on offering and other equivalent offering activities, and the occurrence of certain material events. If we fail to complete the filing procedures for any follow-on offering and other equivalent offering activities and the occurrence of certain material events, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, effective from February 15, 2022, pursuant to which online platform operators that engage in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC, nor have we received any notice or inquiry from relevant competent authorities requiring us to apply for cybersecurity review. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings and the occurrence of certain material events in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes data in the ordinary course, and we are required to comply with PRC and other applicable laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.”

Financial Information Related to the VIE

The following table presents the condensed consolidating schedule of results of operations, financial position and cash flows for our consolidated subsidiaries, the VIE and its subsidiaries and other entities for the periods ended and as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
		WFOEs and
		Other	VIE and VIE’s
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	RMB
	(in thousands)

Third-party revenues	—	—	944,722	—	944,722
Inter-company revenues(1)	—	42,179	—	(42,179)	—
Third-party cost of revenues and operating expenses	(22,755)	(152,458)	(823,757)	—	(998,970)
Inter-company cost of revenues and operating expenses(1)	—	—	(42,179)	42,179	—
Share of income (losses) from subsidiaries and VIE and VIE’s subsidiaries(2)	(15,874)	—	—	15,874	—
Other income, net	1,578	2,382	13,092	—	17,052
Income (loss) before income taxes	(37,051)	(107,897)	91,878	15,874	(37,196)
Income tax benefits (expenses)	—	(152)	297	—	145
Net income (loss)	(37,051)	(108,049)	92,175	15,874	(37,051)
Net income (loss) attributable to ordinary shareholders	(37,051)	(108,049)	92,175	15,874	(37,051)

	For the Year Ended December 31, 2020
		WFOEs and
		Other	VIE and VIE’s
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	RMB
	(in thousands)

Third-party revenues	—	—	531,915	—	531,915
Third-party cost of revenues and operating expenses	(6,335)	(7,763)	(562,268)	—	(576,366)
Share of losses from subsidiaries and VIE and VIE’s subsidiaries(2)	(31,142)	—	—	31,142	—
Other income, net	1	107	7,333	—	7,441
Loss before income taxes	(37,476)	(7,656)	(23,020)	31,142	(37,010)
Income tax expenses	—	—	(466)	—	(466)
Net loss	(37,476)	(7,656)	(23,486)	31,142	(37,476)
Accretion of ordinary shares with preferential rights to redemption value	(10,792)	—	—	—	(10,792)
Net loss attributable to ordinary shareholders	(48,268)	(7,656)	(23,486)	31,142	(48,268)

	For the Year Ended December 31, 2019
		WFOEs and
		Other	VIE and VIE’s
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	RMB
	(in thousands)

Third-party revenues	—	—	218,656	—	218,656
Third-party cost of revenues	(86)	—	(497,381)	—	(497,467)
Share of losses from subsidiaries and VIE and VIE’s subsidiaries(2)	(275,511)	—	—	275,511	—
Other income, net	—	—	4,578	—	4,578
Loss before income taxes	(275,597)	—	(274,147)	275,511	(274,233)
Income tax expenses	—	—	(1,364)	—	(1,364)
Net loss	(275,597)	—	(275,511)	275,511	(275,597)
Accretion of ordinary shares with preferential rights to redemption value	(821)	—	—	—	(821)
Net loss attributable to ordinary shareholders	(276,418)	—	(275,511)	275,511	(276,418)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
		WFOEs and
		Other	VIE and VIE’s
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	RMB
	(in thousands)

Assets
Cash and cash equivalents	197,381	342,206	315,775	—	855,362
Amounts due from Group companies(3)	320,996	8,410	67,899	(397,305)	—
Amounts due from related parties	—	1,214	5,854	—	7,068
Investments in subsidiaries, VIE and VIE’s subsidiaries(2)	99,670	—	—	(99,670)	—
Other assets	—	30,021	208,430	—	238,451
Total assets	618,047	381,851	597,958	(496,975)	1,100,881
Amounts due to Group companies(3)	1,140	387,755	8,410	(397,305)	—
Amounts due to related parties	—	4,974	3,879	—	8,853
Other liabilities	8,536	39,902	435,219	—	483,657
Total liabilities	9,676	432,631	447,508	(397,305)	492,510
Total shareholders’ equity (deficit)	608,371	(50,780)	150,450	(99,670)	608,371

	As of December 31, 2020
		WFOEs and
		Other	VIE and VIE’s
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	RMB
	(in thousands)

Assets
Cash and cash equivalents	89,178	525,251	247,253	—	861,682
Amounts due from Group companies(3)	457,029	—	5,141	(462,170)	—
Amounts due from related parties	—	—	322	—	322
Investments in subsidiaries, VIE and VIE’s subsidiaries(2)	103,218	—	—	(103,218)	—
Other assets	—	1,239	183,702	—	184,941
Total assets	649,425	526,490	436,418	(565,388)	1,046,945
Amounts due to Group companies(3)	140	462,030	—	(462,170)	—
Amounts due to related parties	—	—	485	—	485
Other liabilities	6,632	6,768	390,407	—	403,807
Total liabilities	6,772	468,798	390,892	(462,170)	404,292
Total shareholders’ equity	642,653	57,692	45,526	(103,218)	642,653

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
		WFOEs and
		Other	VIE and VIE’s
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	RMB
	(in thousands)

Net cash provided by (used in) operating activities	(15,837)	(90,929)	144,980	—	38,214
Net cash provided by (used in) investing activities	127,514	(10,396)	(76,555)	(72,514)	(31,951)
Net cash provided by (used in) financing activities	313	(72,514)	97	72,514	410

	For the Year Ended December 31, 2020
		WFOEs and
		Other	VIE and VIE’s
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	RMB
	(in thousands)

Net cash provided by operating activities	970	3,251	218,765	—	222,986
Net cash used in investing activities	(522,278)	(284)	(15,622)	522,278	(15,906)
Net cash provided by (used in) financing activities	632,732	522,278	(60,773)	(522,278)	571,959

	For the Year Ended December 31, 2019
		WFOEs and
		Other	VIE and VIE’s
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	RMB
	(in thousands)

Net cash provided by operating activities	—	—	42,627	—	42,627
Net cash used in investing activities	—	—	(2,391)	—	(2,391)
Net cash provided by financing activities	—	—	58,523	—	58,523

Notes:

(1)	Represents the elimination of the intercompany service charge at the consolidation level.

(2)	Represents the elimination of the investments among the Parent, WFOEs and other subsidiaries and VIE and VIE’s subsidiaries.
(3)	Represents the elimination of intercompany balances among the Parent, WFOEs and other subsidiaries and VIE and VIE’s subsidiaries.

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

iHuman Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements, and its subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE and its subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for all of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to iHuman Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and its subsidiaries in China, including but not limited to, Tianjin Hongen Perfect Future Education Technology Co., Ltd. Investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

The following diagram illustrates our corporate structure, including our major subsidiaries, the VIE and its major subsidiaries, as of December 31, 2021:

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

A series of contractual agreements, including powers of attorneys, exclusive call option agreement, exclusive management services and business cooperation agreement, and equity interest pledge agreement have been entered into by and among our subsidiaries, the VIE and its shareholders. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries, the VIE and its subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

Other Risks Related to Our PRC Operations

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States exchange. In addition, since our auditor is headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board, or the PCAOB, has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, our ADSs may be delisted under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China mainland, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed in the United States. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive noninspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Selected Consolidated Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheets data as of December 31, 2020 and 2021, and selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and selected consolidated cash flow data for the year ended December 31, 2018 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statement of Operations:
Revenues
Online subscriptions	22,010	107,409	430,466	832,345	130,613
Offline products and others	109,857	111,247	101,449	112,377	17,634
Total revenues	131,867	218,656	531,915	944,722	148,247
Cost of revenues(1)	(65,854)	(84,163)	(166,472)	(284,098)	(44,581)
Gross profit	66,013	134,493	365,443	660,624	103,666
Operating expenses
Research and development expenses(1)	(52,103)	(170,155)	(199,510)	(415,334)	(65,175)
Sales and marketing expenses(1)	(21,987)	(53,716)	(95,717)	(202,093)	(31,713)
General and administrative expenses(1)	(13,986)	(189,433)	(114,667)	(97,445)	(15,291)
Total operating expenses	(88,076)	(413,304)	(409,894)	(714,872)	(112,179)
Operating loss	(22,063)	(278,811)	(44,451)	(54,248)	(8,513)
Other income, net	6,069	4,578	7,441	17,052	2,676
Loss before income taxes	(15,994)	(274,233)	(37,010)	(37,196)	(5,837)
Income tax benefits (expenses)	(1,610)	(1,364)	(466)	145	23
Net loss	(17,604)	(275,597)	(37,476)	(37,051)	(5,814)
Accretion to redemption value of contingently redeemable ordinary shares	—	(821)	(10,792)	—	—
Net loss attributable to iHuman Inc.’s ordinary shareholders	(17,604)	(276,418)	(48,268)	(37,051)	(5,814)
Loss per share
Basic and diluted	(0.11)	(1.52)	(0.21)	(0.14)	(0.02)
Loss per ADS
Basic and diluted	(0.55)	(7.62)	(1.07)	(0.69)	(0.11)
Weighted average shares used in loss per share
Basic and diluted	160,000,000	181,427,603	226,339,320	266,631,802	266,631,802

Note:

(1)	Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
Cost of revenue	—	—	1,897	940	148
Research and development expenses	—	76,301	19,499	5,431	852
Sales and marketing expenses	—	25,892	2,858	3,010	472
General and administrative expenses	—	168,348	55,637	5,794	909
Total	—	270,541	79,891	15,175	2,381

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019, 2020 and 2021:

	As of December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	6,124	104,883	861,682	855,362	134,225
Accounts receivable, net	13,624	20,118	77,965	56,132	8,808
Total current assets	57,325	163,062	1,021,461	1,015,244	159,312
Total assets	58,599	168,315	1,046,945	1,100,881	172,751
Deferred revenue and customer advances	28,153	71,831	268,613	302,980	47,544
Total current liabilities	122,334	182,764	399,222	482,933	75,782
Total liabilities	122,334	182,764	404,292	492,510	77,285
Total mezzanine equity	—	120,821	—	—	—
Total shareholders’ equity (deficit)	(63,735)	(135,270)	642,653	608,371	95,466

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(4,504)	42,627	222,986	38,214	5,996
Net cash used in investing activities	(529)	(2,391)	(15,906)	(31,951)	(5,014)
Net cash provided by financing activities	10,314	58,523	571,959	410	64
Net increase (decrease) in cash and cash equivalents	5,281	98,759	756,799	(6,320)	(992)
Cash and cash equivalents at the beginning of the year	843	6,124	104,883	861,682	135,217
Cash and cash equivalents at the end of the year	6,124	104,883	861,682	855,362	134,225

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

●	If we are not able to continue to attract and retain users, convert non-paying users into paying users, and maintain or increase the spending of paying users on our products, our business and prospects will be materially and adversely affected;
●	Our online operations have a limited operating history in an evolving market, which makes it difficult to predict our prospects and our business and financial performance;
●	We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business will be compromised;
●	We have incurred net losses in the past, and we may continue to incur net losses in future;
●	We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share;
●	Our business, financial condition and results of operations, especially our offline operations, has been and may continue to be adversely affected by the COVID-19 outbreak;
●	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the industry in which we operate, which may materially and adversely affect our business, financial condition and results of operations;
●	We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit, the Online Transmission of Audio-Visual Programs License and the Internet Culture Business Operating License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations;
●	Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, or the recognition of our brands is adversely affected by any negative publicity concerning us, our reputation and operating results may be harmed; and
●	Our promulgation of new product offerings may not be successful and may expose us to new challenges and more risks.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements, and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value;
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business; and
●	The shareholders of the VIE may have actual or potential conflicts of interest with us.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
●	Uncertainties with respect to the PRC legal system could adversely affect us;
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies;
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;
●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings and the occurrence of certain material events in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections; and
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to our ADSs

●	The trading price of our ADSs has been and likely will continue to be volatile, which could result in substantial losses to investors;
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;

●	We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves; and
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

Risks Related to Our Business and Industry

If we are not able to continue to attract and retain users, convert non-paying users into paying users, and maintain or increase the spending of paying users on our products, our business and prospects will be materially and adversely affected.

We mainly generate revenues from subscription fees that users paid for the premium content of our tech-powered, intellectual development apps, as well as the sales of offline products to both individual users and organizations. Therefore, our ability to attract and retain users, convert our non-paying users into paying users, and maintain or increase the spending of paying users on our products is critical to the continued success and growth of our business. Such ability primarily depends on the overall intellectual development experience we provide to our users, the quality and popularity of our content, as well as the effectiveness of our technology.

Although we have developed a large and rapidly growing user base, to continue to do so, we must attract users by continuing to expand the scope and improve the quality of our product offerings, strengthen our content development capabilities and technology leadership, continue to build our brand and reputation as the leading provider of tech-powered, intellectual development products focusing on making the child-rearing experience easier for parents, as well as effectively market and precisely target our products to prospective users. We may not, however, always be able to meet our users’ expectations, many of which are outside of our control. We may face user dissatisfaction due to perceptions of our failure to effectively engage our users, our users’ overall dissatisfaction with the quality of the content of our intellectual development products, technical disruptions or failure of our products, as well as potential concerns from parents on their children’s use of our products with entertainment features being too immersive and distracting.

If we are unable to continue to attract and retain users to subscribe for the premium content of our smart digital apps or purchase our other products, or to maintain or increase the spending of our existing users on our products, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Our online operations have a limited operating history in an evolving market, which makes it difficult to predict our prospects and our business and financial performance.

While the history of our business dates back to 1996 when Hongen Education introduced its first product, our online operations have a limited operating history as we launched our online operations only in 2016 and established our integrated suite of online and offline products in late 2019. Our limited history of operating under the current business model may not serve as an adequate basis for evaluating our prospects and operating results, including our revenues, cash flows and operating margins. The industry in which we operate is still rapidly evolving and is characterized by intense competition, which makes it more difficult to evaluate our performance and prospects. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an integrated online and offline tech-powered, intellectual development business and expanding our global reach, such as continuing to develop high-quality content, expanding our user base and enhancing user engagement, navigating an uncertain and evolving regulatory environment, and improving and expanding our product offerings. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business will be compromised.

We have experienced rapid growth since the inception of our online operations. However, our historical growth may not be indicative of our future performance or financial results. We cannot assure you that we will be able to manage our growth at the same rate as we did in the past, or avoid any decline in the future. To achieve business sustainability, we need to attract more users, hire more qualified content development and other staff, scale up our product offerings and strengthen our technology infrastructure. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage our operations and personnel, we will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract a sufficient number of users and customers in a cost-effective manner, respond to competitive challenges, or otherwise execute our business strategies. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. The increasingly large user base and the expanding content also expose us to challenges related to legal compliance, such as complying with evolving laws and regulations on privacy and intellectual property. There is no guarantee that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we fail to effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

We have incurred net losses in the past, and we may continue to incur net losses in future.

We have incurred net losses of RMB275.6 million , RMB37.5 million and RMB37.1 million (US$5.8 million) in 2019 , 2020 and 2021, respectively. We cannot assure you that we will be able to become profitable in the future. Our ability to become profitability will depend primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than the increase of our operating expenses, such as our research and development expenses, or by reducing our operating expenses as a percentage of our net revenues. As we plan to continue to invest in expanding the scope and improving the quality of our product offerings as well as in marketing and branding efforts, there can be no assurance that we will achieve profitability and we may continue to experience losses in the future.

We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share.

The industry in which we operate in China is evolving and competitive, and we expect competition in this sector to persist and intensify as more players may enter this promising market. We face competition in each part of our product offerings from other industry participants. For example, each of our tech-powered, smart digital apps has certain competitors that create and operate similar content. We also face pressure for our offline operations from other providers of intellectual development products. Some of our current competitors or future competitors entering this market may have longer operating histories in certain businesses, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with our competitors across a range of factors, including, among others, high-quality content development staff, technology infrastructure and data analytics capabilities, scope and quality of our product offerings, user experience, and brand recognition. Our competitors may launch similar products with different pricing packages that may have greater appeal than our offerings. If we reduce our subscription fees or increase spending in response to competition in order to retain or attract users or pursue new market opportunities, our revenue may decrease, and our costs and expenses may increase as a result of such actions, which may adversely affect our operating margins. If we are unable to successfully compete for users, maintain or increase our level of subscription fees, attract and retain competent content development staff or other key personnel, maintain our competitiveness in terms of the quality of our product offerings in a cost-effective manner, our business and results of operations may be materially and adversely affected.

Our business, financial condition and results of operations, especially our offline operations, has been and may continue to be adversely affected by the COVID-19 outbreak.

The ongoing COVID-19 pandemic continues to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries, and has already adversely affected many aspects of our business. Substantially all of our revenues and workforce are concentrated in China. Our financial position, results of operations and cash flows are affected by the trajectory of COVID-19, including its impact on the industry in which we operate and the Chinese economy in general.

We have taken measures to reduce the impact of the ongoing COVID-19 pandemic, including encouraging and supporting our employees to participate in vaccination programs in accordance with the latest national policy and optimizing our technology system to support remote work arrangements and potential growth in user traffic, and we likely will have to adopt similar measures if new COVID-19 variants strike in a future wave.

Our offline business has been negatively impacted by the COVID-19 outbreak to a certain extent, as kindergartens and other organizations, which are the major customers of our products, have undergone temporary closure in 2020, 2021 and early 2022 due to lockdown and quarantine requirements, although the closure period varied from area to area depending on their risk levels as assessed by the relevant governmental authorities. As a result, some of the orders placed for our products in 2020, 2021 and 2022 were canceled or delayed. In addition, as part of China’s nationwide efforts to contain the spread of COVID-19, we made adjustments of operation hours and work-from-home arrangements when our offices had been temporarily closed for a certain period of time in 2020.

There remains substantial uncertainty around potential developments with respect to the COVID-19 pandemic. Restrictions are re-imposed from time to time in certain cities of China to combat regional outbreaks. The emergence of new strains and mutated variants of COVID-19, including Alpha, Beta, Gamma, Delta and Omicron variants, are considered to be highly contagious and pose a serious public health threat. Further developments, including among others, new strains, new outbreaks, and issues with respect to vaccine efficacy and rollout could lead to further disruption, including with respect to our business, especially our offline operations. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China and globally, our business and the capital markets generally could be materially and adversely impacted.

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the industry in which we operate, which may materially and adversely affect our business, financial condition and results of operations.

The industry in which we operate in the PRC has experienced intense scrutiny and has been subject to significant regulatory changes, which may adversely affect our business, financial condition and results of operations.

In August 2019, the Ministry of Education, or the MOE, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps. According to the Opinions on Educational Apps, educational apps shall complete certain filings with relevant provincial regulatory authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Educational Apps.” On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion. After the promulgation of the Alleviating Burden Opinion, relevant regulatory authorities have withdrawn their approvals to the filing of all related mobile apps. As of the date of this annual report, due to the promulgation of Alleviating Burden Opinion, it remains uncertain whether our products are considered as educational apps that are required to complete the filing procedure. Currently, we believe that our mobile apps are not explicitly required to go through such filing procedure. However, we cannot assure you that relevant government authorities would not take a contrary view and deem our apps as educational apps requiring filing. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, our apps may be deemed as educational apps by relevant government authorities at the present stage or in the future. If our apps are deemed as educational apps by the relevant government authorities, any failure to complete such filing procedure may result in us being blacklisted and our mobile apps being removed by the government authorities.

The Alleviating Burden Opinion sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-aged children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP License; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (vi) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (vii) fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (viii) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; and (ix) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited.

As of the date of this annual report, no PRC regulatory authority has expressly indicated that the products provided by us are classified as after-school tutoring and we have not received any notification from any PRC regulatory authority, indicating that the products provided by us are classified as after-school tutoring and shall be further regulated by relevant provisions of the Alleviating Burden Opinion. Currently, we believe the products provided by us should not be classified as after-school tutoring. However, under the complex and evolving regulatory regime and due to the broad discretion the government authorities may have on interpretation, application and enforcement of the Alleviating Burden Opinion and related regulations, we cannot assure you that relevant government authorities may not take a contrary view, and it is thus unclear whether the products provided by us will be classified as after-school tutoring on academic subjects pursuant to the existing and future PRC laws or regulations or the opinion from relevant regulatory authorities. In the event that we are deemed to provide after-school tutoring on academic subjects under any existing and future PRC laws or regulation or the opinion from relevant regulatory authorities, we may be subject to relevant provisions of the Alleviating Burden Opinion and other PRC laws or regulation in relation to after-school tutoring, and we may be subject to fines or required to unwind the existing contractual agreements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with new laws and regulations regarding the industry in which we operate. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations forthwith, in which case our business, financial condition and results of operations could be materially and adversely affected.

We are continually making efforts to comply with the requirements under these regulations and implementations to the extent that they apply to us. However, it is uncertain whether and how PRC government authorities would further promulgate new laws and regulations regarding the industry in which we operate on aspects such as regulatory requirements for intellectually stimulating content that target children, limitation on advertising and the collection and use of fees and time limits on the amount of time children could spend on digital products. Moreover, relevant government authorities have significant discretion in interpreting and implementing these laws and regulations and may conduct inspections on compliance with requirements thereunder. We cannot assure you that we will be able to comply with such requirements in a timely manner, or at all. If we fail to comply with these requirements and any other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our business and results of operations.

We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit, the Online Transmission of Audio-Visual Programs License and the Internet Culture Business Operating License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

The industry in which we operate in China are highly regulated by the PRC government. As an integrated online and offline intellectual development technology company, we are required to obtain and maintain all necessary approvals, licenses or permits applicable to our business operations and make all necessary registration and filings for our products in China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.

We currently hold three ICP Licenses and two Production and Operation of Radio and TV Programs Permits for our online intellectual development business. We offer pre-recorded audio-video contents on our online platforms to our users. According to relevant PRC laws and regulations, no entities or individuals may provide internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, currently known as National Radio and Television Administration, or its local bureaus or completing the relevant registration procedures with SAPPRFT or its local bureaus. Currently only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, online intellectual development institutions are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs. As such, we currently do not hold a License for Online Transmission of Audio-Visual Programs. However, it is possible that the PRC government will change its view and find that our business activities mentioned above or any other content offered by us fall within the definition of “internet audio-visual programs” and thus require us to obtain the License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant products. In addition, we may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to our business. We also offer pre-recorded cartoons on our online platforms to our users. According to relevant PRC laws and regulations, the provision of online cartoons falls in the scope of internet culture activities and therefore the Internet Culture Business Operating License is required. As of the date of this annual report, we are in the process of applying the Internet Culture Business Operating License and any failure to obtain such license may subject us to fines and suspension of our non-compliant operations. As of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our content to our users through our apps as “online publishing” which refers to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks and requires an Online Publishing Service Permit. If the content offered in our platform is considered as “online publications,” we may be required to obtain an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Online Publishing.” There is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the industry in which we operate, which may subject us to additional licensing requirements to continue to operate our online business. As of the date of this annual report, no fines or other penalties have been imposed on us for failure to obtain the additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs, Online Publishing Service Permit and Internet Culture Business Operating License.

In addition, if future PRC laws and regulations provide that our offline products provided to intellectual development organizations may be subject to review, vetting or any restrictions by relevant government authorities, there can be no assurance that we will pass such review and vetting, or comply with such restrictions. If we fail to pass such review and vetting, or are restricted from selling our offline products to intellectual development organizations, we may need to adjust our offline products in compliance with such laws and regulations and incur additional costs, which may adversely harm our business, financial condition and results of operation.

There can be no assurance that, if so required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings, recordation renewals, review and registrations on a timely basis for our smart digital apps and offline materials, or at all, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. If we fail to obtain required permits in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, recordation renewals, review or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our users or other relevant parties.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, or the recognition of our brands is adversely affected by any negative publicity concerning us, our reputation and operating results may be harmed.

We believe that market awareness of our brands among users and customers have contributed significantly to our success. Maintaining and enhancing our brands are critical to our efforts to scale our business and attract and retain users and customers. We engage in branding efforts such as word-of-mouth marketing, promotional events, app store promotion and online social media advertising. These efforts may not always achieve the desired results. If we fail to maintain a strong brand, our business, results of operations and prospects will be materially and adversely affected. In addition, customers may be confused by our various brands for different lines of business, as well as by other brands with similar names/trademarks, if we fail to make our respective brand recognizable and differentiated. If we are unable to maintain and further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity, we may not be able to maintain our competitive position and our business, financial condition and results of operations may be materially and adversely affected.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, other employees, business partners, users, businesses with similar names to ours without our authorization, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers and other employees, in particular with respect to intellectual development or child-rearing, including misrepresentation made by our employees to prospective users during sales and marketing activities;
●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers and other employees;
●	complaints by our users and customers about our products;
●	security breaches of confidential user or transaction data;
●	employment-related claims relating to alleged wrongful discharge, employment discrimination, wage and hour violations; and
●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

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

Our promulgation of new product offerings may not be successful and may expose us to new challenges and more risks.

Although we have been successful in launching apps with different focuses as well as in integrating our online and offline products, there is no assurance that we will be able to continue our success in our promulgation of new product offerings in the future. We also expect to expand the demographic coverage of our product offerings to increase user lifetime value. Our lack of experience with these new product offerings may adversely affect our prospects and our ability to compete with the existing market players in any of these product categories. Moreover, promulgation of new product offerings and expansion into new markets may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new product offerings. We may also become subject to additional compliance requirements for these new product categories. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

If we are not able to continue to engage, train and retain high-quality content development staff, we may not be able to offer appealing new content or maintain the quality of existing content of our products in a cost-effective way.

As we believe our high-quality original content is crucial to our product-centric business model and our prospects, our content development staff is critical to the popularity of our online and offline product offerings and to the experience of our users and customers. We seek to engage high-quality content development staff with strong backgrounds in parenthood industry and innovative capabilities. We need to provide competitive salaries and offer attractive career outlooks to attract and retain them. We must also provide ongoing training to our content development staff to ensure that they stay abreast of the evolving and diversified needs of both individual users and organizations focusing on intellectual development. Furthermore, as we continue to develop new products, we may need to engage additional high-quality content development staff with appropriate skill sets or backgrounds to develop the content effectively. We cannot guarantee that we will be able to effectively engage and train such staff quickly, or at all. Additionally, given the potentially more attractive opportunities for our skilled and experienced content development staff, over time, some of them may choose to leave us. Departure of quality content development staff may reduce the attractiveness of our product offerings and negatively impact our results of operations. Although we have not experienced major difficulties in engaging, training or retaining high-quality content development staff in the past, we may not always be able to do so to keep pace with our growth while maintaining consistent content development quality. A shortage of high-quality content development staff, a decrease in the quality of our existing staff’s performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality content development staff would have a material adverse effect on our business, financial condition and results of operations.

We cooperate with various business partners, such as suppliers and distributors. If we are not able to maintain our relationships with existing business partners or develop relationships with new business partners, our operations may be materially and adversely affected.

We cooperate with various business partners in the ordinary course of our business. For example, we cooperate with suppliers on materials and assembly for the production of our offline products. We also cooperate with local distribution partners to effectively promote our product offerings. In addition, we also outsource certain of our artwork and video productions. Maintaining strong relationships with suppliers and distributors is critical to the results of operations and prospects of our business. Furthermore, we are licensed to use certain copyrighted materials from an affiliate of ours for use in certain apps. We generally enter into cooperation agreements with our business partners, and these cooperation agreements typically do not restrict the business partners from cooperating with our competitors. There can be no assurance that the business partners we currently cooperate with will continue the cooperation with us on commercially acceptable terms, or at all, after the terms of the current agreements expire. Our ability to attract distributors to cooperate with us also hinges on the quality and popularity of our products. If we cannot ensure that our products are well-recognized among users and customers, we might not be able to attract new distributors or maintain our existing distribution channels. If we are unable to maintain our relationships with existing business partners or develop relationships with new business partners, our operations may be materially and adversely affected.

In addition, we leveraged the support from, and our relationship with, our affiliates for back office support when we first launched our online operation. For example, Perfect World Group historically provided us with certain financial service, legal service, human resource service, administrative and IT support. As a result, our limited history of independent management may not serve as an adequate basis for evaluating our administrative efficiency. In 2021, we handled most of these back office functions independently.

We may not be able to develop and introduce new features to, or upgrade the current features in, our existing products to meet changing user preferences in a timely and cost-effective manner.

To attract users and keep our existing users engaged, we must introduce new product offerings and upgrade our existing products to meet users’ evolving preferences. It is difficult to predict the preferences of a particular user or a specific group of users. Changes and upgrades to our existing products may not be well received by our users, and newly introduced products may not achieve success as expected. Going forward, we may also introduce new products in areas beyond our current business with which we have little or no prior experience. Such efforts may require us to contribute a substantial amount of additional human capital and financial resources. We cannot assure you that any of such new products will achieve market acceptance or generate sufficient revenues to adequately compensate the costs and expenses incurred in relation to our development and promotion efforts. If we fail to improve our existing products and introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our financial performance and prospects may be adversely affected.

The success and future growth of our business may be affected by user and customer acceptance and market trend of integration of intellectual stimulation and technology.

Our business model features integrating innovative technology closely with intellectual stimulation to make the child-rearing experience easier for parents and transform cognitive development into a fun journey for children. However, tech-powered intellectual development remains a relatively new concept in China, and there are limited proven methods to project user demand, preference or available industry standards on which we can rely. The general public, many of whom are our potential users, may not recognize and accept the concept of children engaging in cognitive development activities through an app rather than from a real person. They may also have concerns over the effectiveness of our interactive and self-directed apps, considering that our business model is relatively new and there are few players with proven track records in the market. As a result of the foregoing, the general public may not choose our products, and may stick with traditional in-person programs. If we fail to convince our users and potential users on the value and the effectiveness of our innovative approach as well as further promote our products, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected.

We may not be able to maintain or increase our price level and we cannot guarantee that our monetization strategies will be successfully implemented.

Our results of operations are affected by the pricing of our products. We determine the subscription fees of our apps and the prices of our offline products primarily based on the demand for our apps and products, the level of fees charged by our competitors, our pricing strategy to gain market share and general economic conditions. We cannot guarantee that we will be able to maintain or increase our fee level in the future without adversely affecting the demand for our apps.

We have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

We had working capital deficit of RMB19.7 million as of December 31, 2019. We had a positive cashflow from operations of RMB42.6 million in 2019, RMB223.0 million in 2020 and RMB38.2 million (US$6.0 million) in 2021. As of December 31, 2020 and 2021, our current assets exceeded our current liabilities. There is no assurance, however, that we will be able to maintain a working capital surplus in the future and that we will be able to address working capital deficit, if any, in a timely manner, which could materially and adversely affect our liquidity, results of operations, financial condition and ability to operate.

Our business generates and processes data in the ordinary course, and we are required to comply with PRC and other applicable laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.

As a business that provides mobile apps and generates revenue primarily from online subscriptions, we face risks inherent in handling and protecting data and are subject to various regulatory requirements relating to the security and privacy of data. The challenges we face relating to our handling and protection of data include, in particular:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees and business partners;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security, cybersecurity and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security, cybersecurity and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security, cybersecurity and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data security, cybersecurity, privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Cybersecurity, Data Security and Personal Information Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security and Cybersecurity

●	The CAC issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires that, among others, network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.
●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or online platform operators that are engaged in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. Additionally, the Civil Code promulgated in 2020 provides specific provisions regarding the protection of personal information.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the PRC. We cannot predict the impact of the Revised Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

As our mobile apps are available globally on app stores, we are also subject to data privacy laws and regulations overseas, including the Children’s Online Privacy Protection Act, or the COPPA, in the United States and General Data Protection Regulation, or GDPR, in the European Union. We have been taking measures, including the implementation of a tailored data privacy policy for users in the United States, and will continue to take measures to make sure our collection, use and disclosure of personal information from children under 13 years of age in the United States are in compliance with the COPPA and the necessary parental consents are obtained properly. Even though our user base in the European Union is relatively limited, we are working closely on our data privacy and protection measures for EU users to make sure we comply with applicable laws and regulations. Although we strive to ensure that our apps are compliant with applicable data privacy and protection laws and regulations overseas, the laws may be modified, interpreted or applied in new manners that we may be unable to anticipate or adjust for appropriately. We may also incur substantial costs to ensure our compliance internationally. In addition, users or potential users may find our measures to comply with the applicable laws and regulations troublesome to follow, and thus we may lose our users or potential users.

Any failure, or perceived failure, by us, or by our business partners, to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in the suspension or even removal of our apps, as well as civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. For example, in January 2020, iHuman Magic Thinking, one of our apps, was announced to have failed to “expressly state the purpose, way and scope of collection of data and expressly ask for user’s consent” for its access to external storage by CNAAC. We promptly communicated with CNAAC to explain the necessity of the access, as well as the fact that we legitimately and expressly obtained our users’ consent, and the case was resolved. On April 10, 2020, iHuman Chinese was announced by CNAAC to have failed, among other things, to “expressly display the location of the privacy permissions requested.” We promptly communicated CNAAC to explain the necessity of the permissions we requested and the way we legitimately and expressly obtained consents, and an updated version of iHuman Chinese was promptly launched to clear CNAAC’s concerns. On April 15, 2020, CNAAC confirmed that our measures were in compliance with its standard and iHuman Chinese were reinstated in Xiaomi and Baidu app stores where it was temporarily suspended for a few days.

If our security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data, we could lose existing users, fail to attract new users and be exposed to protracted and costly litigation or administration sanctions.

We store and transmit proprietary and confidential information, including confidential children and parent information such as nicknames, mobile numbers and email addresses for user registration, children’s ages and pictures for creating user profile, and voice information for testing. The data is primarily stored in our digital database. To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security measures. For example, we anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. See “Item 4. Information on the Company—B. Business Overview—Data Privacy and Security.” Our board of directors has also established a cybersecurity committee to oversee our cybersecurity risk management, which is responsible, on behalf of the board, for setting up cybersecurity measures, overseeing the implementation of the measures and dealing with major cybersecurity issues if such issues arise. These measures, however, may not be as effective as we anticipate. If our security measures are breached, or fail to function as intended, and result in unauthorized disclosure or unintended leakage of data, external parties may receive or be able to access the personal information on our users, which could subject us to liabilities, interrupt our business and adversely impact our reputation. Furthermore, we currently are subject to certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. If we were to process or disclose data of our users in a manner they objected, our business reputation could be adversely affected, our mobile apps could be removed from app stores, and we may face potential legal claims that could impact our operating results.

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

The performance and reliability of our information technology system are critical to our operations and reputation. Our network infrastructure is currently deployed and our data is mainly maintained in physical server rooms operated by third party service providers in Beijing. Our operations depend on the service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangement with such service providers is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our product offerings. Any interruptions in the accessibility of or deterioration it the quality of access to our system could reduce user satisfaction and result in a reduction in the number of active users, which would reduce the attractiveness of our apps and harm our reputation. To date, we have not experienced any significant system outage caused by IT issues, but we cannot assure you that such issues will not happen in the future.

We may not be successful in developing or maintaining relationships with key participants in the mobile industry or in developing products that operate effectively with these operating systems, networks, devices and standards.

We make our apps available on both iOS and Android systems across a variety of mobile devices. We depend on the interoperability of our products with popular devices and mobile operating systems that we do not control. Any changes in devices or their systems that degrade the functionality of our products or give preferential treatment to competitive products could adversely affect the usage of our products. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with their operating systems, networks, devices and standards. We also cooperate with key participants in the mobile industry to put our products on the front page of their respective apps stores and label our products as recommended, which helps us attract prospective users. If we cannot maintain such relationships at reasonable costs or at all, we may not get sufficient exposure on their respective platforms, which will impair our ability to acquire traffic.

In addition, we rely on third-party mobile app distribution channels to distribute our apps to our users. As such, the promotion, distribution and operation of our apps are subject to such distribution channels’ standard terms and policies for app developers, which are to the interpretation of, and frequent changes by, these distribution channels. If any major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We rely on a single app, iHuman Chinese, for a major portion of our revenue from online subscriptions and any changes in the market and popularity of iHuman Chinese could have a material adverse effect on our business, financial condition and results of operations.

iHuman Chinese, whose launch in 2016 and commercialization in April 2018 antedated most of our other apps, has been our most popular app and revenue from iHuman Chinese accounted for approximately 80%, 70% and 65% of our total online subscriptions revenue in 2019, 2020 and 2021, respectively. We expect the revenues from iHuman Chinese to remain a majority of our revenues in the near future. Although we commercialized various other tech-powered, intellectual development apps since we launched iHuman Chinese, the growth of these offerings may not outpace the growth of iHuman Chinese and our reliance on iHuman Chinese may continue in the near future. If there is any disruption in the popularity of iHuman Chinese, whether as a result of our failure to continue to provide highly effective and engaging content, the launch of other competing apps to the market or otherwise, our business, financial condition and results of operations could be materially and adversely affected.

If we are not able to improve or maintain our sales and marketing efficiency, our business and results of operations may be materially and adversely affected.

Since the inception of our online operations, we have been conducting our sales and marketing activities efficiently. We incurred sales and marketing expenses of RMB53.7 million, RMB95.7 million and RMB202.1 million (US$31.7 million) in 2019, 2020 and 2021, respectively. In line with our product-centric business model, we have mainly relied on word-of-mouth referrals among our users and promotions and recommendations from leading mobile app stores to expand our user base, although we increased our advertising activities in 2020 and 2021. We intend to strategically collaborate with mobile app stores to enhance app store promotion and user recommendation, and we also plan to strategically strengthen our brand recognition and marketing efforts to supplement organic user growth, such as social media, internet video and livestreaming-based promotional campaigns. These sales and marketing activities may not be well received by our target user group and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit experienced marketing staff, or to efficiently train junior marketing staff. In addition, sales and marketing approaches and tools in the market in which we operate in China are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and user preferences. Failure to refine our existing sales and marketing approaches or to introduce new sales and marketing approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.

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

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success, and we depend, to a large extent, on our ability to develop and maintain the intellectual property rights relating to our content and technology. We have devoted considerable time and resources to the development and improvement of our mobile apps, interactive content, smart devices, websites, and our system infrastructure.

We rely primarily on a combination of intellectual property laws and other contractual restrictions, including confidentiality agreements, non-compete agreements and IP ownership assignment terms, for the protection of the intellectual property used in our business. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our content and may infringe upon or misappropriate our other intellectual property. In particular, our printed materials have historically been the target of piracy attacks and other intellectual property infringement, which has been an issue of significant concern for publications in China due to the low cost of piracy. Our sales of printed materials are conducted nationwide, which makes monitoring and enforcing our intellectual rights more difficult. The content of our mobile apps may also subject to piracy and other intellectual property infringement. Infringement upon or the misappropriation of, our proprietary content and technologies or other intellectual property could have a material adverse effect on our business, financial condition or results of operations. Although we have taken measures in monitoring and policing the unauthorized use of our intellectual property, policing the unauthorized use of intellectual property rights can be difficult and expensive.

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

Our mobile apps are accessible in overseas markets via app stores. We intend to strengthen and localize the content and functionalities of our apps and expand into more foreign markets with large Chinese diaspora. We intend to introduce more products tailored for overseas markets and also plan to cooperate with local distribution partners overseas to effectively promote our product offerings. Therefore, our international operations and expansion efforts have resulted and may continue to result in increased costs and subject us to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions and user preferences, and the complexity of compliance with foreign laws and regulations, including data protection laws.

In addition, compliance with applicable Chinese and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, restrictions on foreign investment, and anti-competition regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented tailored privacy policy for our users in the United States and European Union in accordance with COPPA and GDPR, respectively, and required verifiable parental consent for our overseas users, a violation by us or our employees or partners of other applicable foreign laws could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international outreach and business.

If we fail to adopt new technologies that are important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

The technologies used in internet and value-added telecommunications services in general, and in online intellectual development business in particular, may evolve and change over time. As a provider of tech-powered, intellectual development products, we must anticipate and adapt to such technological changes and adopt new technologies in a timely fashion. If we fail to do so, our competitive position and our business development could suffer, which in turn would have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to failure to adopt new technologies, our business may be materially and adversely affected.

We may be subject to liability claims for any inappropriate content on our mobile apps, which could cause us to incur legal costs and damages our reputation.

We implement monitoring procedures to prohibit inappropriate content from being displayed on our mobile apps and relevant materials. However, we cannot assure you that there will be no inappropriate materials included in our content. Therefore, we may face civil or administrative liability if an individual or corporate, governmental or other entity believes that our content, in particular those related to intellectual development, violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate content in our interactive content offerings could lead to significant negative publicity, which could harm our reputation and results of operations.

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

Mr. Michael Yufeng Chi, our founder, chairman of the board of directors and controlling shareholder and Mr. Hanfeng Chi a member of our board of directors, hold positions with certain of our affiliates, such as Mr. Michael Yufeng Chi serving as the chairman of Perfect World Group and Mr. Hanfeng Chi serving as a director of Hongen Education. In addition, Mr. Michael Yufeng Chi beneficially owns more than 50% of the voting power in Hongen Education and Perfect World Group. Certain affiliates engage in related businesses, such as operations of kindergartens. As a result, we may enter into potential competition with these affiliates, including the following:

●	Employee recruiting and retention. We and our affiliates may engage in competition for qualified employees, in particular with respect to content developers.
●	New business opportunities. New business opportunities in the market in which we operate may arise that we and our affiliates all find attractive and complementary to our respective existing business.
●	Our board members may have conflict of interests. Our chairman, Mr. Michael Yufeng Chi, is also the chairman of Perfect World Group. This relationship could create, or appear to create, conflict of interests when Mr. Michael Yufeng Chi is faced with decisions with potentially different implications for Perfect World Group and us.

As we do not have non-solicitation or non-competition arrangements with any of our affiliates, there is no guarantee that Mr. Michael Yufeng Chi or Mr. Hanfeng Chi will resolve any potential conflict of interests in our favor.

We are subject to third-party payment processing-related risks.

Payments for some of our products are conducted through major third-party online payment channels in China. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers that could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payment solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services;
●	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;
●	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;
●	breach of customers’ personal information and concerns over the use and security of information collected from buyers;
●	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;
●	increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Our results of operations are subject to seasonal fluctuations.

Our results of operations are subject to seasonal fluctuations. Historically, across our online and offline businesses, we saw higher growth in the first and third quarters. However, it is difficult for us to judge the exact nature or extent of the seasonality of our businesses going forward. Given our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted share-based awards, and expect to continue to grant share-based awards under our share incentive plan, which may result in increased share-based compensation expenses.

In 2019, the VIE granted share-based awards to our employees, directors and consultant and we recorded share-based compensation expenses of RMB270.5 million in 2019. In 2020, we adopted a share incentive plan, or the 2020 Plan, to provide additional incentives to our employees, directors and consultants, under which options previously granted by the VIE were carried over on a one-on-one basis with identical terms and conditions under the 2020 Plan. Because our options granted prior to our initial public offering, or the IPO, were subject to the performance condition of us completing an IPO, among other performance and service conditions, if applicable, we had not prior to our IPO recognized any share-based compensation expenses for such options. The IPO performance condition was satisfied in 2020 upon our IPO. As a result, upon the completion of our IPO and through the period ended December 31, 2020, we recorded share-based compensation expenses of approximately RMB79.9 million for those options. In 2021, we recorded share-based compensation expenses of RMB15.2 million. The maximum aggregate number of ordinary shares that may be issued under the plan is initially 19,684,555, plus an annual increase on the first day of each fiscal year during the ten year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

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

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other extraordinary events affecting the PRC. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our products.

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

COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. In addition, political tensions between the United States and China have escalated since the COVID-19 outbreak and the PRC National People’s Congress’ decision on Hong Kong national security legislation. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as an “emerging growth company” as defined under the Jumpstart our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, as of December 31, 2021. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in auditing our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Our material weakness related to lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

We have undertaken certain remedial measures to improve our internal control over financial reporting to address the material weakness. Our management has concluded that the material weakness had been remediated and our internal control over financial reporting was effective as of December 31, 2021 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures—Changes in Internal Control Over Financial Reporting.” In the future, however, if we fail to maintain effective internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Furthermore, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements from prior periods.

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

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at the provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of users. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our mobile apps. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company , we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

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

We are a “controlled company” as defined under the New York Stock Exchange’s corporate governance rules because Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including exemptions from the rules that a majority of our board of directors must be independent directors or that we must establish a nominating committee and a compensation committee composed entirely of independent directors. We rely on the exemptions with respect to the abovementioned board practices. Currently, we have six directors on our board, including two independent directors. We also rely on the exemption with respect to the rules that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. We currently have three members on our nominating and corporate governance committee and three members on our compensation committee. Two members of our nominating and corporate governance committee and compensation committee are independent. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Foreign ownership in entities that provide value-added telecommunication services, with a few exceptions, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through Tianjin Hongen Perfect Future Education Technology Co., Ltd., or the VIE, and its subsidiaries, which currently holds the value-added telecommunication business license and other licenses necessary for our operation of such restricted business, based on a series of contractual arrangements by and among Hongen Perfect Future (Tianjin) Investment Co., Ltd., or Hongen Investment, the VIE and its shareholders. These contractual agreements enable us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over the VIE and consolidate financial results of the VIE and its subsidiaries in our financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

As of the date of this annual report, no PRC regulatory authority has expressly indicated that the products provided by us are classified as after-school tutoring and we have not received any notification from any PRC regulatory authority, indicating that the products provided by us are classified as after-school tutoring and shall be further regulated by those provisions of the Alleviating Burden Opinion that may affect our ownership structures and contractual arrangements. Therefore, in the opinion of our PRC counsel, Tian Yuan Law Firm, (i) the ownership structures of the VIE and Hongen Investment in China are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hongen Investment, the VIE and its shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect.

However, we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through our PRC subsidiaries as well as the VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries and the VIE, which contribute to all of our revenues in 2021. Our holding company in the Cayman Islands, the VIE and its subsidiaries, and investors of our company face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

Although we believe we, our PRC subsidiaries and the VIE comply with current PRC laws and regulations, in all material respects, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIE does not comply with applicable law, it could revoke the business and operating licenses of the VIE and its subsidiaries, require the VIE or its subsidiaries to discontinue or restrict their operations, restrict their right to collect revenues, block their websites, require us to restructure the operations of the VIE and its subsidiaries, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the business operations of the VIE or its subsidiaries or on their customers, or take other regulatory or enforcement actions against the VIE structure that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of their business operations, which would in turn have a material adverse effect on our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from the VIE, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.

We have to rely on the contractual arrangements with the VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have actual or potential conflicts of interest with us.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint Hongen Investment or a person designated by Hongen Investment to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures for the Access of Foreign Investment (Negative List) jointly promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, and took effect in January 1, 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The VIE holds certain assets that may be critical to the operation of our business. If the shareholders of the VIE breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if the VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

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

Under the PRC Enterprise Income Tax Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” The Cayman Islands, where iHuman Inc. is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, iHuman Online Limited, which directly owns our PRC subsidiaries, Hongen Investment, is incorporated in Hong Kong. However, if iHuman Online Limited is not considered to qualify for any conditions and requirements under applicable tax circulars, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We expect that our revenues will be primarily derived in China and most of our operations will continue to be conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. For example, COVID-19 had a severe and negative impact on the Chinese economy in the first quarter of 2020. Whether the COVID-19 pandemic will lead to a prolonged downturn in the Chinese economy is still unknown. Such developments could adversely affect our business and operating results, leading to reduction in demand for our products and adversely affect our competitive position.

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

We conduct our business primarily through our PRC subsidiaries and enforcement of the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

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

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

We only have contractual control over the VIE and its subsidiaries. Such corporate structure may subject us to sanctions, compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.

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

The VIE and its subsidiaries currently hold certain ICP Licenses, which is a kind of a Value-added Telecommunications Business Operating License, or VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings and the occurrence of certain material events in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate “indirect overseas offerings and listings” of PRC domestic companies, which refer to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. Such issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities, and the occurrence of certain major events. Particularly, the issuer shall submit the filing with respect to its follow-on offering or occurrence of certain major events within three business days after completion of the follow-on offering or the occurrence of any such events. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Regulation—Regulation Related to M&A and Overseas Listings.”

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on offering. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures are required for our future offshore offerings or the occurrence of certain material events, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our future offshore offerings or the occurrence of certain material event, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our future offshore offerings or certain material events. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our future offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that iHuman Inc. is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the PRC Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options have been subject to these regulations since our company became an overseas-listed company upon the completion of our initial public offering in 2020. Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Stock Incentive Plans.”

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, the VIE and its subsidiaries. We may make loans to our PRC subsidiaries, the VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our wholly owned PRC subsidiaries, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registration requirements. In addition, an FIE is required to use its capital pursuant to the principle of authenticity and for its own use within its business scope. The capital of an FIE may not be used: (i) directly or indirectly for payments beyond the business scope of the FIE or for payments prohibited under relevant laws and regulations; (ii) directly or indirectly for investment in securities, unless otherwise permitted under relevant laws and regulations; (iii) for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the FIE; or (iv) for the payment of expenses related to the construction or purchase of real estate that is not for its own use (except for real estate enterprises). Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to the VIE, which is a PRC domestic company. Further, we are not likely to finance the activities of the VIE by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information and certain other businesses.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIE or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, since we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. There have been heightened tensions in international economic relations, such as the one between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. On January 15, 2020, after retaliatory actions for months, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the industry in which we operate in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks Related to Our ADSs

The trading price of our ADSs has been and likely will continue to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new products and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry; and
●	potential litigation or regulatory investigations.

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

As of March 31, 2022, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns 144,000,000 Class B ordinary shares, representing 92.1% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Mr. Michael Yufeng Chi has considerable influence over matters requiring shareholders’ approval, such as appointing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

In December 2021, our board of directors authorized a share repurchase plan, under which we may repurchase up to US$10 million of our ordinary shares over the next 12 months. The share repurchase program was publicly announced on December 21, 2021. From December 21, 2021 to March 31, 2022, we spent US$488,468 to repurchase ADSs at a weighted average price of US$2.45 per ADS. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw such Class A ordinary shares and become the registered holder of such Class A ordinary shares prior to the record date for the general meeting.

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

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the underlying Class A ordinary shares represented by your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

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

We are not required under the laws of the Cayman Islands to (i) hold an annual shareholders’ meeting during each fiscal year, (ii) have an audit committee consisting of a minimum of three members, and (iii) have our chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, among others. We have elected to follow our home country practice with respect to these NYSE corporate governance requirements. As a result, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

ITEM 4.INFORMATION ON THE COMPANY

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

Hongen Education & Technology Co., Ltd., or Hongen Education, is an affiliate of ours. In November and December 2019, through a business combination under common control, we consolidated the part of the business of Hongen Education into Beijing Jinhongen Education Technology Co., Ltd, a wholly-owned subsidiary of Tianjin Hongen. Hongen Education continues to be our affiliate.

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

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.report. You can also find information on our website https://ir.ihuman.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading provider of tech-powered, intellectual development products in China that is committed to making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, we empower parents with tools to make the child-upbringing experience more efficient. Our unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. With innovative and high-quality products targeting both individual users and organizations, we have built a trusted and well-recognized brand, as well as a massive and loyal user base throughout China. Our apps have attracted a user base of 16.40 million average total MAUs in 2021.

Our comprehensive suite of innovative and high-quality products include (i) interactive and self-directed apps, and (ii) offline products and others.

●Interactive and self-directed apps that are engaging, innovative and fun, designed to stimulate children’s intellectual curiosity, which enable children to develop their cognitive ability in a self-directed, fun and immersive manner, making working parents’ lives easier at the same time. Our main offerings include: iHuman Chinese (“洪恩识字”), iHuman ABC (“洪恩ABC”), iHuman Pinyin (“洪恩拼音”), iHuman Magic Thinking (“洪恩思维”), iHuman Books (“洪恩双语绘本”), iHuman Stories (“洪恩动画故事”), iHuman Reading (“洪恩阅读”), iHumanpedia (“洪恩十万问”), iHuman Kids Workout (“洪恩爱运动”), iHuman Coding (“洪恩编程”) , iHuman Fun Idioms (“洪恩成语”) , iHuman Little Artists (“洪恩小画家”) and iHuman Readers (“洪恩分级阅读”). Our self-directed apps seamlessly integrate solid content, attractive entertainment features and systematic assessment tools, thereby striking a proper balance between intellectual stimulation and entertainment.
●Time-tested offline products and others that encompass content for cognitive development in physical format, as well as smart devices that augment the effectiveness of our materials. Our intellectually stimulating materials serve both individual users and organizations, covering a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Our smart devices, designed to be used in tandem, further drive the effectiveness of our intellectually stimulating materials.

We launched our online operations with the debut of our first interactive and self-directed app iHuman Chinese in 2016 and began to monetize this app in the second quarter of 2018. In late 2019, through a business combination under common control between our online operations and certain traditionally offline businesses of Hongen Education, we embarked on a new chapter of integrated development. The combination merged the decades-long operational experience and deep insights in China’s intellectual development sector from Hongen Education with our industry-leading technologies, innovative product development and original content creation capabilities.

Content. Leveraging our deep insights in China’s parenthood and intellectual development sectors and technological strength in content creation, entertainment and animation, we offer a variety of high-quality interactive and self-directed online apps and offline products covering various areas in rich formats, catering to the evolving and diversified needs of both individual users and organizations with respect to intellectual development. We have strong in-house content development expertise in intellectually stimulating materials, entertainment features, video and audio effects as well as art designs. In addition, our products are imbued with the rich operational know-how and deep understanding of China’s parenthood and intellectual development sectors accumulated throughout the past decades, making our content highly compelling to our users. We also selectively collaborate with leading global interactive content providers to jointly develop high-quality materials to further enhance our content origination capabilities.

Technology. We consistently pioneer new products that capture new market opportunities generated by the latest technological breakthroughs, meeting the evolving user demands with respect to intellectual development. We deploy advanced intellectual stimulation and entertainment technologies, 3D engines, AI technologies and big data analysis on children’s behavior and psychology to provide superior user experience. For example, we launched iHuman Kids Workout in 2021, an AI-powered fitness app specially designed for children to exercise at home, which can track and analyze the status, trajectory and angles of users’ body movements and provide real-time feedback. Our proprietary technologies enable our products to offer a uniquely interactive and entertaining experience, inspiring children’s intellectual curiosity and driving their engagement. We also deploy advanced AI technologies that power various voice assessment tools, all to transform cognitive development into a fun journey for children. Leveraging our proprietary big data system, we are able to consistently refine and upgrade our products, as well as to intelligently recommend content to our users and continually to improve user experience.

Capitalizing on our proprietary technology infrastructure and innovative products, we have built a scalable business. We mainly generate revenues from users’ paid subscriptions for the premium content of our mobile apps, as well as the sale of offline products to both individual users and organizations.

Our total revenues increased from RMB218.7 million in 2019 to RMB531.9 million in 2020, and further increased to RMB944.7 million (US$148.2 million) in 2021. In particular, our revenue from online subscriptions increased by 300.8% from RMB107.4 million in 2019 to RMB430.5 million in 2020, and further increased by 93.4% from RMB430.5 million in 2020 to RMB832.3 million (US$130.6 million) in 2021.

Our gross profit also almost tripled from RMB134.5 million in 2019 to RMB365.4 million in 2020, and further increased to RMB660.6 million (US$103.7 million) in 2021. We had operating losses of RMB278.8 million, RMB44.5 million and RMB54.2 million (US$8.5 million) in 2019, 2020 and 2021, respectively. Excluding share-based compensation expenses, we had an adjusted operating loss of RMB8.3 million in 2019, an adjusted operating income of RMB35.4 million in 2020, and an adjusted operating loss of RMB39.1 million (US$6.1 million) in 2021. We had net loss of RMB275.6 million, and, excluding share-based compensation expenses, adjusted a net loss of RMB5.1 million in 2019. In 2020, we had a net loss of RMB37.5 million and an adjusted net income of RMB42.4 million. In 2021, we had a net loss of RMB37.1 million (US$5.8 million) and an adjusted net loss of RMB21.9 million (US$3.4 million). For discussions of adjusted operating income (loss) and adjusted net income (loss) and reconciliation of adjusted operating income (loss) to operating income (loss) and adjusted net income (loss) to net income (loss), see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.”

Our Product Offerings

We have built an integrated suite of innovative tech-powered, intellectual development products offered to both individual users and organizations that cover childhood development needs in both online and offline scenarios. Through our interactive and self-directed mobile apps, as well as our time-tested offline products that stay abreast of the industry trends, we provide superior, efficient and relieving child-rearing experience to parents, and effective and fun experience to children, in China and across the world.

Interactive and Self-directed Apps

We offer the following interactive apps catering to the evolving and diversified needs of both individual users and organizations with respect to intellectual development. Our apps enable children to develop their cognitive abilities in a self-directed, fun and immersive manner by integrating solid content, attractive entertainment features and systematic assessment tools, making the child-upbringing experience more efficient and less burdensome.

iHuman Chinese

We launched our first app, iHuman Chinese, in December 2016. iHuman Chinese utilizes a combination of interactive activities with Chinese language and literature to help children recognize, comprehend and master basic Chinese characters. iHuman Chinese has been one of our most popular apps. In 2021, iHuman Chinese was No. 1 app under top grossing ranking in the kids category of the Apple App Store in China for 365 days among iPad users, and for 324 days among iPhone users according to Appfigures.

iHuman Chinese has a comprehensive library of basic Chinese characters. Our experts in parenthood industry infuse our content with early language mastering methods to maximize children’s level of apprehension. The characters are categorized by level of difficulty into three levels on our app to allow children to progress smoothly. We provide a systematic reinforcement cycle for each character. To stimulate a lasting memory, for every group of new characters, we offer a set of review activities and provide original stories for children to read that includes the new characters. The entire cycle of character recognition, comprehension and memorization is driven by interactive sessions and scenario-based activities. Parents can track their children’s progress in a child lock protected section of the app.

Through our unique interactive features and high-quality content, iHuman Chinese inspires children’s intellectual curiosity and drives their engagement, thereby enabling children to develop their cognitive abilities in a self-directed, fun and immersive manner on our app.

As iHuman Chinese was the very first app we launched in 2016 and commercialized in 2018, it accounted for over 80% of the total revenue from online subscriptions in 2019, approximately 70% in 2020 and 65% in 2021. We have since expanded our online product portfolio to over more than ten apps that cover various areas of interest in recent years, including iHuman Books in 2017, iHuman Magic Thinking and iHuman Stories in 2018, iHuman Pinyin in late 2019, iHuman ABC in 2020, iHumanpedia in 2021, and iHuman Reading, iHuman Fun Idioms, iHuman Coding, iHuman Little Artists and iHuman Readers in early 2022. We plan to continue to introduce new online products in the foreseeable future to diversify our monetization channels and solidify our competitive position. However, revenue from iHuman Chinese may still constitute a large portion of our revenue in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on a single app, iHuman Chinese, for a major portion of our revenue from online subscriptions and any changes in the market and popularity of iHuman Chinese could have a material adverse effect on our business, financial condition and results of operations.”

iHuman ABC

iHuman ABC is an interactive application for children to read, understand and speak English. The app boasts a smart system designed to align with the cognitive developmental stages of children. Users may access to individual sessions suitable for their proficiency within any of the four levels designed.

iHuman ABC offers immersive experience with hundreds of 3D settings that simulate the real world. Users, as a result, often find it easy to understand new words and expressions in context and may also become more familiar with speaking English casually using features designed to imitate real-life conversations. The app also provides fun and interactive video sessions, nursery rhymes, and leveled picture books, with the addition of AI speech recognition and AR technologies that make the whole journey more effective and personalized.

Children can practice their English speaking with AI-based animation characters in a specific section of the app, the Dialogue City. We utilize our AI-driven voice assessment engine tailored to phonetics of children in the Dialogue City to develop and improve the children’s pronunciations. iHuman ABC also provides automated progress reports to keep parents informed of their children’s improvement progress.

iHuman Pinyin

iHuman Pinyin provides an interactive environment for children to recognize and utilize Pinyin, the phonetic system for Chinese characters.

Our interactive programs on iHuman Pinyin drive children’s engagement and enable children to develop their cognitive abilities in a self-directed, fun and immersive manner. Our content development expertise has created one original song for each

Pinyin element to help children easily differentiate between Pinyin elements and English alphabet letters, as well as tailor-made nursery rhymes and illustrations for children to firmly understand and remember the phonetic notations.

iHuman Pinyin utilizes our proprietary voice assessment engine to help children practice and master the correct Pinyin pronunciation effectively. We deploy AI technology in our voice recognition engine tailored to recognize the phonetics of children and help correct their pronunciations. iHuman Pinyin also provides achievement reports within the app to keep parents informed of their children’s improvements.

iHuman Magic Thinking

iHuman Magic Thinking applies a variety of immersive and stimulating methods to cultivate and enhance children’s interest through interactive animation sessions with entertainment features to stimulate children’s intellectual curiosity, and to develop their imaginative and logical reasoning capabilities.

We have experienced experts in the parenthood and intellectual development industries, developing various comprehensive sessions with different levels. Children may choose to follow a systematic path of experience, including play, watch, puzzle, use and review.

Our digital content is updated on an ongoing basis by our experienced experts to enhance children’s user experience and engagement. Parents may review progress reports in the app to monitor their children’s improvement progress.

iHuman Books

iHuman Books offers books for children to read in English and Chinese with original high-quality illustrations. We select modern and classic stories based on our industry insights and expertise and all stories may be read in full or shorter versions. The stories can be narrated in English and Chinese. iHuman Books offers reading materials to improve children’s literacy and reading skills. Leveraging our advanced animation technologies, iHuman Books provides high-quality illustrations through interactive animations, creating an innovative AR reading experience for children which enhances their reading interests.

iHuman Stories

iHuman Stories has a carefully curated selection of classic and popular bedtime stories mainly designed for children. It presents children with more than 30,000 stories in more than 1000 collections, each recorded with high-quality audio narration or entertaining animation, catering to children of different ages, interests and needs. The children would enjoy an immersive, vivid experience enabled by the original theatrical stories featuring ample characters and develop social and emotional awareness through the stories.

iHumanpedia

iHumanpedia is a self-directed, intellectual development app that aims to facilitate children’s understanding on the fundamentals of science. Based on children’s cognitive ability, iHumanpedia carefully selects over a hundred of science topics that are closely related to children’s life and groups them into different themes, including “science in life,” “natural phenomena,” “human body,” “wonderful animals” and etc. iHumanpedia provides children with diversified resources, including interesting science videos, captivating encyclopedia animation, interactive mini-games, scenario simulations and virtual experiments, aiming to explain scientific principles in an easy way and inspire children’s curiosity in science. We have been continually expanding the content of this app by adding a growing series of topics.

iHuman Kids Workout

iHuman Kids Workout is an AI-powered fitness app tailored for children. Designed by a team of professionals in AI industry and national athletes, the app allows children to exercise at home in a fun, scientific and effective way by combining physical fitness knowledge with fun and interactive design. Children can choose a variety of interesting exercises based on their needs, including AI Jump Rope, Hungry Monster, Frame Aim, Music Star, Piano Dance, Heads Up, Orange Run and etc. Exercises on iHuman Kids Workout are strictly based on the principles of athletic training and the progressive development of children’s movement abilities. Powered by AI technologies, iHuman Kids Workout can accurately track and analyze the status, trajectory and angles of users’ body movements and provide real-time feedback. We also deploy quick image matting technology to separate real person image from background and then integrate it with an AI-powered virtual interactive sports setting, which provides a fresh and immersive experience and further enhances children’s interests in sports.

iHuman Coding

iHuman Coding is an enlightening coding app specially designed for children to help them develop logical thinking and creativity. It provides children an immersive and interactive coding experience through well-structured levels of coding scenes and programming animation which guides children to create their own coding programs while accomplishing well-designed fun missions at each level. Exquisite animations and rich programming types allow children to understand programming principles through fun interactions, improve their ability to analyze and solve problems, and stimulate their intellectual curiosity towards programming.

iHuman Reading

iHuman Reading is a newly developed reading app specially designed for children. Utilizing our proprietary three-step method, i.e. pre-reading guidance, scanning and intensive reading, iHuman Reading offers children a wide range of selected content, including Chinese ancient poems, stories of idioms, traditional tales, Chinese and foreign classics, with areas covering humanities, history, astronomy and geography. To spark children’s curiosity and interest in reading, iHuman Reading combines interactive picture books, nursery rhymes and high-quality situational cartoons together, offering children an immersive and interesting reading experience.

iHuman Fun Idioms

As a Chinese idiom app tailored for children to appreciate the beauty of Chinese culture, iHuman Fun Idioms carefully selected idioms commonly used in daily life and provides children with an immersive approach to comprehend ancient Chinese culture. Rather than delivered in rigid drills, iHuman Fun Idioms adopts a variety of methods to illustrate the meanings behind Chinese idioms in an easy and interesting way, including vivid picture books, original animated videos and fun interactive narration. Powered by our proprietary speech assessment technology, iHuman Fun Idioms also provides children with interactive activities such as idiom echo reading and story retelling, which can improve children’s verbal skills and strengthen their understanding of idioms.

iHuman Little Artists

iHuman Little Artists is an art app designed for children to develop their artistic visions and hands-on skills. Through diverse art creation activities such as stroking, coloring and handwork, the app guides children to observe and use common materials in daily life to create artworks, inspiring their passion for drawing, leading them to appreciate artworks, and guiding them to create art of their own.

iHuman Little Artists contains two modules, Creative Drawing Canvas and Art Museum, which allow children to practice drawing and gain a better understanding of famous artworks. The Creative Drawing Canvas module provides various themed painting activities, sparking children’s interests in art through fun interaction, and stimulating their creativity through hands-on drawing programs. The Art Museum module offers online immersive art museum tours, which allow children to navigate through different museums to understand several art themes, including a brief history of humanity, oriental ink painting, western classical art and impressionism, so eventually they could develop their own artistic vision.

iHuman Readers

iHuman Readers is a comprehensive leveled English reading app with embedded AI-powered assessment module that we co-developed and co-promoted with the Oxford University Press. Each reader is graded based on both of the individual user’s English reading ability and their interests, providing a customized reading plan to foster children to become confident readers.

Our smart algorithm closely analyzes children’s daily reading habits and adjusts the difficulty of content accordingly. Readers can receive book recommendations based on their preferences, interests and reading ability. Furthermore, personalized reading tasks are designed to provide the most effective and efficient cycle for each unique reader.

Our Offline Products

We develop intellectually stimulating materials, including books, interactive materials, and smart devices for children. Our offline content and smart devices serve both organizations that seek quality intellectual development resources and families who wish to enjoy a more efficient and less burdensome child-upbringing experience.

For organizations, we have developed our proprietary contents to effectively improve the comprehensive mental and physical aptitudes of children, leveraging experience from experts in parenthood industry and our deep understanding of China’s intellectual development sector. Our intellectually stimulating materials lay a solid foundation for children, covering speaking proficiency, critical thinking, reading comprehension, painting, music, physical exercise and creativity, as well as fostering children’s natural interest in traditional Chinese culture.  We develop substantially all of our materials in-house and have experienced experts dedicated to designing, evaluating and regularly updating our materials for each area.

For family users, we provide intellectual development materials, such as books and cards that match perfectly with our mobile apps in terms of artistic style, content and IP. This has effectively expanded the fun, immersive and intellectually stimulating scenarios of our online products and improved efficiency in children’s cognitive development, forming a closed-loop, elevated user stickiness.

We also offer devices that assist in the intellectual development process, including smart reading pens, smart writing pens, and smart building blocks, to make cognitive development more productive and fun for children. Our devices are designed to be used in tandem with our intellectually stimulating materials. Our smart reading pens are designed to be used with our reading materials for children. When the reading pen is placed on a specific sentence in the book, it will automatically read out the sentence. Our smart writing pens effectively guide children to write Chinese characters and correct their mistakes promptly with neural network image recognition algorithm and paper screen synchronization technique, in addition to fun video and interesting incentive system, helping children practice and enhance their writing skills independently.

We offer various sets of building blocks embedded with processing chips for children to build robotic toys that help children to understand basic science concepts. Our building blocks stimulate children’s hands-on capabilities and inspire their interests in science through a playful experience.

Our Users and Customers

Our Users for Mobile Apps

Our users are primarily children, with parents who seek a less burdensome and more efficient child-upbringing experience through quality, smart digital products that can help their children to develop various cognitive abilities. These parents are generally of the young generation born in 1980s and 1990s, who are more tech savvy.

The number of our average total MAUs grew from 3.70 million in 2019 to 10.61 million in 2020 and 16.40 million in 2021. The number of paying users who paid subscriptions for the premium content on our apps increased from 1.32 million in 2019 to 3.73 million in 2020, and further increased to 4.44 million in 2021. We intend to expand the demographic coverage of our apps to broader user groups.

Our Customers for Offline Products

We primarily target organizations seeking high quality intellectual development resources for children, as well as families who wish to enjoy a more efficient and less burdensome child-upbringing experience. Based on information provided by our third-party distribution partners and our internal data, as of December 31, 2021, we have sold our offline products to organizations covering almost all provinces or municipalities in China.

Content Development

We focus on cultivating creativity and teamwork to develop the best content with interactive features suited for children. As part of our integrated product strategy, we take a holistic approach in overall product planning and resources allocation for our businesses in our content development process. Leveraging our rich industry and operational know-how in parenthood and intellectual development and our expertise in applying advanced technologies, we integrate our solid content with elements of fun.

We have a dedicated content development team employing a total of approximately 490 professionals as of December 31, 2021. Our content development team consists of experienced experts with deep understanding in child psychology and expertise in cognitive development, entertainment designers, artwork and graphics personnel, and product managers.

Studio Model

Our content development personnel are organized into studios, each of which functions as a creative hub. As of December 31, 2021, we had more than ten studios covering various areas. Furthermore, we also selectively collaborate with leading global content providers to jointly develop intellectually stimulating materials to further enhance our content origination capabilities.

Composition of Studio

Each studio is staffed with dedicated teams of designers and professionals.

●Develop and update high-quality content. Our experts build their industry insights and experience into solid content that fosters children’s cognitive development during the content development process. To ensure we stay abreast of the latest industry trends, our experts review and update our content on a regular basis.
●Innovative fun and intellectually stimulating features. Leveraging our advanced technologies, our designers create interactive activities with fun and intellectually stimulating features on our apps, thereby infusing the children’s intellectual development experience with a balanced mixture of fun and cultivation of skills. Our designers continually develop new and refine existing features based on feedback from users, user retention rate of relevant products, and our big data analysis to drive user engagement.
●Design artwork. Our artwork and graphics personnel focus on creating the lay-out and artwork of our offline materials and the illustrations on our apps.
●Effective product development. Our product managers are responsible for streamlining the content development process from product development and marketing perspectives.
Technology and Infrastructure

Technology is another cornerstone of our business. Our strong technological capabilities enable us to deliver a superior intellectual development experience and improve operational efficiency. As of December 31, 2021, we had a technology team of approximately 210 engineers.

Intellectual Development Technologies

Our intellectual development technologies have enabled us to offer a uniquely interactive and immersive experience to children. Our fun and intellectually stimulating features in our tech-powered, smart digital apps are meticulously designed and imbued with expertise in children psychology, cognizant capabilities and memorization curves to deliver a balanced mixture of fun and intellectual stimulation to children. We have developed our proprietary shader system, which employs next generation physically based rendering (PBR) techniques customized to optimize content design in mobile apps.

Artificial Intelligence

We have applied various AI and machine learning technologies in our smart digital apps to better assist parents in monitoring their children’s well-rounded development. For example, we developed our proprietary AI driven voice assessment engine that is tailored to the phonetics of children and that can correct their pronunciations. Voice assessment technology tailored to children demands a significantly higher level of accuracy than the voice recognition tools embedded in products commonly available on the market. Our voice assessment engine also addresses the challenges created by background noise. Powered by AI technologies, we can also accurately track and analyze the status, trajectory and angles of users’ body movements and provide real-time feedback. Additionally, we deploy quick image matting technology to separate real person image from background and then integrate it with an AI-powered virtual interactive setting.

Big Data

We can access to the large volume user behavioral data accumulated on our apps and obtain feedback from parents. All such data are important to keep us informed of the market’s evolving needs. We have built strong data analytics capabilities using algorithms, models and data analytics tools to analyze such data. Leveraging our big data analytics technologies, we effectively upgrade our products and improve our intelligent content recommendation for our users, thereby enhancing user experience.

Network Infrastructure

We have built a scalable network infrastructure that can support a large active mobile user base. We use proprietary servers hosted in third party internet data centers. We also use third party cloud services to host our network infrastructure. We also have on premise physical servers to support our business. Peak traffic typically occurs during afternoons, evenings and weekends. We focus on maintaining and enhancing the reliability, stability and scalability of our network infrastructure. Our IT department regularly monitors the performance of our apps and infrastructure to enable us to respond quickly to potential problems.

Branding, Marketing and Sales

We have focused on delivering superior quality tech-powered, intellectual development products for children and parents since our inception. This has allowed us to build a long-lasting brand recognition among families and organizations throughout China, which generates significant organic traffic through word-of-mouth referrals. In 2021, we have received a Best Innovative and Empowering Partner of the Year Award from Oxford University Press, and the story “The Journey To The West” from iHuman Stories was listed as 2021 National Outstanding Audiobooks Publication Project (“2021年全国有声读物精品出版工程”) by the National Press and Publication Administration. Meanwhile, iHuman Chinese was named as 2021 Best-selling App of the Year by Huawei, and 2021 MIPC Most-valued App of the Year by Xiaomi. In 2020, our iHuman Chinese was listed on the Digital Publication Selection and Recommendation Plan (“数字出版精品遴选推荐计划”) by the National Press and Publication Administration and selected as one of the 2020 Innovative Promotion Projects (“创新成果推广项目”) by China Information Technology Industry Federation. We were also awarded the Best Innovative Corporation in Information Industry by China Information Industry Trade Association and Most Influential Brand by China Finance Summit in 2020. Our apps were named as the Best Co-operated App (“最佳联运应用”) in 2020 from Huawei AppGallery, and as the Best New App (“新锐应用奖”) in 2019 by Tencent Appstore. We believe our focus on innovative product development and original content creation will continue to strengthen our brand awareness, which is our best and most cost-efficient marketing measure.

In addition, we promote our products through a variety of marketing and brand promotion activities. We place online and mobile marketing mainly through advertisements on app stores. We also conduct marketing on social media platforms and promotional campaigns on internet video and livestreaming platforms in China. To extend our geographic reach, we are also exploring various new sales channels to expand our footprint into the markets in smaller cities across China.

We have an offline sales team to promote our offline products, including materials and devices that complement our digital products. Our offline sales team sells our offline products to organizations directly and to third-party distribution partners. Individual users can also purchase our offline products through third-party e-commerce platforms. As part of our integrated approach in managing our offline and online products, we leverage our offline sales network to cross-sell our online products, which allows us to scale our business cost-effectively. We also have promotions where we offer online products with bundle sales of our offline products.

Monetization

We mainly generate revenues from the subscription fees that users paid for the premium content of our mobile apps. We also generate revenues from the sales of offline products to both individual users and organizations.

Subscription fees from mobile apps

We attract users with free content on our mobile apps and convert them into paying users. For most of our mobile apps, users can use beginner-level content for free but would need to pay subscription fees to use our premium content.

Time-based subscription

As of March 31, 2022, we offer time-based subscription packages for the premium content that range from one month to twelve months for our various apps. The subscription packages are generally priced at a reasonable level so that our target users can be easily converted into paying users.

Content-based subscription

As of March 31, 2022, we also offer content-based subscription packages on some of our products. Through such subscription, our users can select specific packages comprising premium content for an indefinite term within the lifecycles of our products, without subscribing for time-based packages. We strategically price our content-based subscription packages within a reasonable range in order to increase user conversion rate and enhance user stickiness.

Sales of offline products

We generate our revenues from offline products through sales to distribution partners and sales to end users directly.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes data in the ordinary course, and we are required to comply with PRC and other applicable laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.”

Competition

The markets in which we operate are competitive and evolving. We face competition from other providers of tech-powered, intellectual development products in China.

We compete primarily on the basis of the following factors:

●	quality of products;
●	accumulated user and customer bases;
●	technology infrastructure and data analytics capabilities;
●	the development of new product offerings; and
●	brand recognition and reputation.

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

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our products from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection, confidentiality agreements with employees and contractual restrictions on intellectual property and confidentiality clauses in our agreements with third-party suppliers to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees and consultants, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of December 31, 2021, we have registered 10 domain names relating to our business, including our www.ihuman.com website, 71 software copyrights, 46 art work and other copyrights, 30 patents and 330 trademarks in the PRC. We are also in the process of applying registrations for patents and trademarks both in the PRC and overseas.

Insurance

In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees. We maintain product liability insurance for certain materials used in offline scenarios. We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key personnel insurance. We have maintained director, officer and company liability insurance since October 2020. We consider our insurance coverage to be in line with that of other companies of similar size and business nature in China.

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

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, FIEs are required to file information reports and foreign investment shall be subject to the national security review.

On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law and became effective on January 1, 2020. The Implementation Rules of Foreign Investment Law restate certain principles of the Foreign Investment Law and further provides, among others, the existing FIEs established prior to the effectiveness date of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law may, within the five-year period following the effective date of the Foreign Investment Law, adjust their corporate form or the governing structure and complete the change in registration pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and relevant laws and regulations, and if it fails to do so, the enterprise registration authority will not process other registration matters of the FIE and may publicize such non-compliance starting from January 1, 2025. On December 26, 2019, the Supreme People’s Court issued an Interpretation of the Application of Foreign Investment Law, which further provides details with respects to the validity of foreign investment contracts. For a detailed discussion of the risk associated with the Foreign Investment Law, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

Regulation Related to Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the 2021 Negative List, which was promulgated by the MOFCOM and National Development and Reform Commission in December 2021 and came into effect in January 2022. The 2021 Negative List sets out the restrictive measures in a unified manner, such as requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from foreign investment. The 2021 Negative List covers 12 industries, and any field not falling in the 2021 Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. According to the 2021 Negative List, the proportion of foreign investment in an entity engaging in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) may not exceed 50%.

Pursuant to the 2021 Negative List, a domestic enterprise engaged in activities in any field prohibited from foreign investment under the 2021 Negative List shall be subject to review and approval by the relevant competent authorities for overseas listing and trading of shares, and any overseas investor in the enterprise shall not participate in the operation and management of the enterprise, and the equity ratio of overseas investors in the enterprise shall be governed mutatis mutandis by the relevant regulations on the management of domestic securities investments made by overseas investors.

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, which took effect on January 1, 2002 and last amended on March 29, 2022 with effect as of May 1, 2022, are the key regulations for foreign direct investment in telecommunications companies in China. The Regulations on Administration of Foreign-Invested Telecommunications Enterprises stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. Moreover, foreign investors that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with the above foreign investment restrictions, we rely on the contractual arrangements with the VIE to operate our business in China. We have been advised by our PRC counsel, Tian Yuan Law Firm, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulation Related to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT, or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which initially became effective on April 10, 2009, and was amended on July 3, 2017 and came into effect on September 1, 2017. The Administrative Measures on Telecommunications Business Operating Licenses set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2016 MIIT Catalog, which took effect on March 1, 2016, and amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2016 MIIT Catalog. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to Administrative Measures on Internet Information Services, any company that engages in the provision of commercial internet information services shall obtain a sub-category VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China on June 28, 2016 and came into effect on August 1, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security. We provide information to our users through our mobile apps and website, which is classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, we have obtained three ICP Licenses as of the date of this annual report.

Regulation Related to Educational Apps

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Educational Apps, which require, among others, for mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor contents; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements of the Educational Apps. On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion. After the promulgation of the Alleviating Burden Opinion, relevant regulatory authorities have withdrawn their approvals to the filing of all related mobile apps. As of the date of this annual report, due to the promulgation of Alleviating Burden Opinion, it remains uncertain whether our products are considered as educational apps that are required to complete the filing procedure. Currently, we believe that our mobile apps are not explicitly required to go through such filing procedure. However, we cannot assure you that relevant government authorities would not take a contrary view and deem our apps as educational apps requiring filing. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, our apps may be deemed as educational apps by relevant government authorities at the present stage or in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the industry in which we operate, which may materially and adversely affect our business, financial condition and results of operations.”

Regulation Related to the Protection of Minors

The revised Law on the Protection of Minors was passed on October 17, 2020 and became effective on June 1, 2021. The revised Law on the Protection of Minors sets out a series of new requirements including, among other things, (i) internet product and service providers shall not offer minors with products and services that induce addiction, (ii) kindergartens and after-school tutoring institutions shall not conduct education programs covering elementary school curriculum to pre-school-aged minors and (iii) schools and kindergartens shall not cooperate with after-school tutoring institutions to provide paid tutoring courses to minors.

Regulation Related to After-School Tutoring

On March 30, 2021, the MOE promulgated the Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools, which prohibits after-school tutoring institutions from providing training for pre-school children in violation of regulations and provides that after-school tutoring institutions in violation of regulations above shall be included in the blacklist.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP License; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; and (v) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited.

Any violation of the foregoing shall be rectified. As of the date of this annual report, no PRC regulatory authority has expressly indicated that the products provided by us are classified as after-school tutoring and we have not received any notification from any PRC regulatory authority, indicating that the products provided by us are classified as after-school tutoring and shall be further regulated by relevant provisions of the Alleviating Burden Opinion. Currently, we believe the products provided by us should not be classified as after-school tutoring. However, under the complex and evolving regulatory regime and due to the broad discretion the government authorities may have on interpretation, application and enforcement of the Alleviating Burden Opinion and related regulations, we cannot assure you that relevant government authorities may not take a contrary view, and it is thus unclear whether the products provided by us will be classified as after-school tutoring on academic subjects pursuant to the existing and future PRC laws or regulations or the opinion from relevant regulatory authorities. In the event that we are deemed to provide after-school tutoring on academic subjects under any existing and future PRC laws or regulation or the opinion from relevant regulatory authorities, we may be subject to relevant provisions of the Alleviating Burden Opinion and other PRC laws or regulation in relation to after-school tutoring, and we may be subject to fines or required to unwind the existing contractual agreements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the industry in which we operate, which may materially and adversely affect our business, financial condition and results of operations.”

On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects.

Regulation Related to Online Publishing

On February 4, 2016, the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, which came into effect on March 10, 2016. Under the Administrative Provisions on Online Publishing Services, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. We currently do not hold an Online Publishing Service Permit. As of the date of this annual report, there are no implementation rules, explicit interpretation from the government authorities or prevailing enforcement practice deeming the provision of our content to our users through our apps as “online publishing” and requires an Online Publishing Service Permit. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit, the Online Transmission of Audio-Visual Programs License and the Internet Culture Business Operating License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Cybersecurity, Data Security and Personal Information Protection

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

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the MPS on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

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

Pursuant to the PRC Cybersecurity Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cybersecurity Law requires that critical information infrastructures operators generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

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

In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

On August 22, 2019, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of 14 via the internet. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for protection of personal information for children under the age of 14, inform their guardians in a noticeable and clear manner, and shall obtain the consent of their guardians. When obtaining the consent of their guardians, network operators shall explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and shall strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.

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

On June 10, 2021, the SCNPC promulgated the Data Security Law, which became effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, which became effective on June 1, 2020. The Measures for Cybersecurity Review establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services or online platform operators that are engaged in data processing activities that affect or may affect national security must apply for a cybersecurity review, and network platform operators that hold personal information of more than one million users and seek to list abroad shall also apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

The Personal Information Protection Law took effect in November 2021. The Personal Information Protection Law sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the Personal Information Protection Law specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Some information we collect, such as mobile numbers and viewing histories, may be deemed to be sensitive personal information under the Personal Information Protection Law. The Personal Information Protection Law also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications.

On October 29, 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), or the Draft Measures for Data Cross-border Transfer, which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Draft Measures for Data Cross-border Transfer provides five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contains important data; (iii) where a personal information processor that has processed personal information of more than one million individuals provides personal information overseas; (iv) where the personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. The CAC solicited comments on this Draft Measures for Data Cross-border Transfer, but it has not been formally adopted.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

As we provide information through our mobile apps and website, we are subject to these laws and regulations relating to protection of internet security and protection of privacy, and failure to comply with these laws and regulations could have a material adverse effect on us. For a detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes data in the ordinary course, and we are required to comply with PRC and other applicable laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.”

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

In addition, pursuant to the Administrative Regulations on Audio-Video Products last amended and effective on November 29, 2020, any entity engaged in the wholesale or retail distribution of audio-video products needs to hold a Permit for Operating Publications. To comply with the relevant laws and regulations, we have obtained two Permits for Operating Publications as of the date of this annual report.

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

On March 10, 2017, the SAPPRFT issued the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, which revised the previous version issued on March 17, 2010. According to the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, there are four categories of internet audio and video programs services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online.

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, providing that the classic literary works, radio, film and television programs, internet original audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs which have political orientation issues, copyright issues or content issues. We currently do not hold a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, online institutions are not explicitly required to obtain the Online Transmission of Audio-Visual Programs License. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretations and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit, the Online Transmission of Audio-Visual Programs License and the Internet Culture Business Operating License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

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

To comply with the relevant laws and regulations, we have obtained two Production and Operation of Radio and TV Programs Permits as of the date of this annual report.

Regulation Related to Internet Culture Activities

On May 10, 2003, the Ministry of Culture (currently known as Ministry of Culture and Tourism, or the MCT), promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which was last amended on December 15, 2017. The Internet Culture Provisions require internet information services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MCT. “Internet cultural activity” is defined under the Internet Culture Provisions as an act of providing internet cultural products and related services.

On May 14, 2019, the General Office of MCT promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which requires that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that require an Internet Culture Business Operating License. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit, the Online Transmission of Audio-Visual Programs License and the Internet Culture Business Operating License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” for risks related to the requirement to obtain the Internet Culture Business Operating License.

Regulation Related to Safety of Kindergarten Toys and Tools

Pursuant to the Kindergarten Management Regulations issued by the MOE on September 11, 1989, kindergartens shall establish a safety protection system and shall not use toxic and harmful substances to make teaching tools and toys.

Pursuant to the Work Procedures for Kindergarten last amended by the MOE on January 5, 2016 and became effective on March 1, 2016, the quality of kindergartens’ teaching tools shall comply with the requirements of relevant national safety standard. The toys and teaching tools shall remain in good safety and sanitary condition. As a provider of tech-powered, intellectual development products, we develop and provide various tools and devices for children. We have adopted necessary measures and internal control systems to comply with the above requirements.

Regulation Related to Advertising

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of PRC are applied to PRC Advertising Law, which was promulgated by the SCNPC on October 27, 1994 and was last amended on April 29, 2021. Pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. Particularly, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations, or obtaining a degree or qualification certificate; (ii) any express or implied guaranteed promise relating to education or training results; (iii) use of the names or images of research institutes, academic institutions, educational institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Any data, statistics, research result, summary, quotation and other quoted information used in an advertisement shall be authentic and accurate, with the source indicated. If the quoted information is subject to a scope of application or a valid period, the scope of application or valid period shall be clearly indicated. In addition, the minors under the age of ten shall not be used as advertisement endorsers. As we engage in advertising, we are subject to these laws and regulations relating to advertisement.

Regulation Related to Intellectual Property Rights

Copyright and Software Registration

The SCNPC promulgated the PRC Copyright Law in 1990, which was last revised in 2020 and came into effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On December 20, 2001, the State Council promulgated Computer Software Protection Regulations which came into effect on January 1, 2002 and was last amended on January 30, 2013. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Computer Software Copyright Registration Procedures on February 20, 2002 and amended them on June 18, 2004, which apply to software copyright registration, license contract registration and transfer contract registration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our software copyrights.

Patents

The SCNPC adopted the Patent Law of the PRC in 1984, which was last amended in 2020 and came into effect on June 1, 2021. A patentable invention or utility model must meet three conditions, namely novelty, inventiveness and practical applicability and a design for which patent rights are granted shall possess a clear distinction compared to the existing designs or a combination of characteristics of the existing designs. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under China Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a fifteen-year term for a design, and a ten-year term for a utility model, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our patents.

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

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross- border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of December 31, 2021, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan. We may not be able to obtain these government approvals or complete such registrations on a timely basis, or at all, with respect to future foreign loans provided by us to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Regulations Related to Stock Incentive Plans

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and etc. On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or online platform operators that are engaged in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our major subsidiaries, the VIE and its major subsidiaries, as of December 31, 2021:

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

Contractual Arrangements with the VIE and Its Shareholders

To comply with PRC laws and regulations which has certain limitation of foreign control of companies that engage in value added telecommunication services and certain other businesses, our Group primarily conduct our business in the PRC through the VIE and its subsidiaries. The equity interests of the VIE are legally held by the PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, there exists a parent subsidiary relationship between our Company and the VIE through our effective control of the VIE through the contractual agreements. Through the contractual agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to our WFOEs, who immediately assigned the voting rights underlying their equity interests in the VIE to our Company. Therefore, our Company has the power to direct the activities of the VIE that most significantly impact its economic performance. Our Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. Based on the above, our Company consolidates the VIE in accordance with SEC Regulation SX 3A 02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

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

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement between Hongen Investment, Tianjin Hongen and the Nominee Shareholders, Hongen Investment has the exclusive right to provide technical and consulting services to Tianjin Hongen and its subsidiaries, including but not limited to management consultancy services, permission of intellectual property rights, technical support and business support. Without the prior written consent of Hongen Investment, Tianjin Hongen may not accept any services subject to this exclusive management services and business cooperation agreement from any third party, while Hongen Investment has the right to designate any party to provide such services. In return, Tianjin Hongen agrees to pay a service fee to Hongen Investment. Hongen Investment has the right to unilaterally adjust the service fee. The exclusive management services and business cooperation agreement is effective within the operating period of Tianjin Hongen. Hongen Investment may terminate this agreement unilaterally, whereas under no circumstances can the Tianjin Hongen and the Nominee Shareholders terminate this agreement.

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

Financial Support Letter

Pursuant to the financial support letter entered into between Tianjin Hongen and us, we are obligated and hereby undertakes to provide unlimited financial support to Tianjin Hongen, to the extent permissible under the applicable PRC laws and regulations. We agree to forego the right to seek repayment in the event if Tianjin Hongen is unable to repay such funding.

Resolution of the Company’s board of directors

Our board of directors resolved that the rights under the powers of attorneys and the exclusive call option agreement were assigned to any officer authorized by the board of directors.

As of the date of this annual report, no PRC regulatory authority has expressly indicated that the products provided by us are classified as after-school tutoring and we have not received any notification from any PRC regulatory authority, indicating that the products provided by us are classified as after-school tutoring and shall be further regulated by those provisions of the Alleviating Burden Opinion that may affect our ownership structures and contractual arrangements. Therefore, in the opinion of the Tian Yuan Law Firm, our PRC counsel, (i) the ownership structures of the VIE and our WFOEs are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual agreements are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

We have been further advised by our PRC counsel that there are substantial uncertainties in the PRC legal system resulting from current or future PRC laws, regulations, policies or requirements from relevant regulatory authorities. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. These, uncertainties in the PRC legal system could cause relevant regulatory authorities to find the current contractual agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit our ability to enforce our rights under these contractual agreements. Furthermore, the Nominee Shareholders of the VIE may have interests that are different from our interests, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE. In addition, if the Nominee Shareholders will not remain the shareholders of the VIE, breach, or cause the VIE to breach, or refuse to renew, the existing contractual agreements we have with them and the VIE, we may not be able to effectively control the VIE and receive economic benefits from it, which may result in deconsolidation of the VIE.

In addition, if the current structure or any of the contractual agreements were found to be in violation of any existing or future PRC laws or regulations, we may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting our right to collect revenues, temporary or permanent blocking of our internet platforms, restructuring of the our operations, imposition of additional conditions or requirements with which we may not be able to comply, or other regulatory or enforcement actions against us.

As of December 31, 2021, there were no pledge or collateralization of the VIE and its subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and its subsidiaries are without recourse to us.

D.Property, Plant and Equipment

We lease offices in Beijing with premises of 13,766 square meters with lease terms of up to 29 months and offices in Chengdu with premises of 425 square meters with lease terms of one year from Perfect World Group, an affiliate of ours. We lease employee dormitory facilities in Hubei Province and Shandong Province, for an aggregate of 620 square meters, with lease terms of up to one year. We also lease warehouse facilities in Zhongshan, Guangdong Province, for an aggregate of 12,473 square meters, with lease terms ranging from 66 to 78 months. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We are a leading provider of tech-powered, intellectual development products in China that is committed to making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children.

With innovative and high-quality products targeting both individual users and organizations, we have built a trusted and well recognized brand, as well as a massive and loyal user base in China. Our apps have attracted a user base of 16.40 million average total MAUs in 2021. Our line-up of products include (i) interactive and self-directed apps, and (ii) offline products.

We launched our online operations with the debut of our first interactive and self-directed app iHuman Chinese in 2016 and began to monetize this app in the second quarter of 2018. In late 2019, through a business combination under common control between our online operations and certain traditionally offline businesses of Hongen Education, we embarked on a new chapter of integrated development. The combination merged the decades-long operational experience and deep insights in China’s intellectual development sector from Hongen Education with our industry-leading technologies, innovative product development and original content creation capabilities.

Capitalizing on our proprietary technology infrastructure and innovative products, we have built a scalable business. We mainly generate revenues from users’ paid subscriptions for the premium content of our smart digital apps. We also generate revenues from the sale of offline products to both individual users and organizations.

Our total revenues increased from RMB218.7 million in 2019 to RMB531.9 million in 2020, and further increased to RMB944.7 million (US$148.2 million) in 2021. In particular, our revenue from online subscriptions increased by 300.8% from RMB107.4 million in 2019 to RMB430.5 million in 2020, and further increased by 93.4% from RMB430.5 million in 2020 to RMB832.3 million (US$130.6 million) in 2021.

Our gross profit also almost tripled from RMB134.5 million in 2019 to RMB365.4 million in 2020, and almost doubled to RMB660.6 million (US$103.7 million) in 2021. We had operating losses of RMB278.8 million, RMB44.5 million and RMB54.2 million (US$8.5 million) in 2019, 2020 and 2021, respectively. Additionally, we incurred net losses of RMB275.6 million in 2019, RMB37.5 million in 2020 and RMB37.1 (US$5.8 million) in 2021.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors in the industory in which we operate. We have benefited from the China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on products that make child-rearing more efficient and less burdensome for parents. Our results of operations and financial condition are also affected by a number of technological advancements in the industory in which we operate, including technological advancements in interaction, and other content features that contribute to continued improvement in children’s intellectual development experience, as well as the increasing mobile internet penetration in China.

While our business is influenced by these general factors, we believe our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to grow our user base

We currently derive all of our online subscriptions revenue from subscription fees charged to users for the premium content on our mobile apps. Our revenue from online subscriptions is driven by the increase in the number of our paying users, which is affected by our ability to grow the number of active users, and our ability to convert a greater portion of our active users into paying users. We track the average total MAUs for each of our apps, which is the number of unique mobile devices through which such app is accessed at least once in a given month, as a key metric for our user base and our users’ level of engagement. Our ability to maintain and enhance user engagement, depends on, among other things, our ability to continually offer popular tech-powered, intellectual development products and provide an entertaining and effective experience for children to develop various cognitive abilities. The number of our average total MAUs grew from 3.70 million in 2019 to 10.61 million in 2020, and further to 16.40 million in 2021. Our paying users increased from 1.32 million in 2019 to 3.73 million in 2020, and further to 4.44 million in 2021.

Our ability to increase average spending of paying users

Our revenue from online subscriptions is also driven by the increase in average revenue per paying user for such products. Our revenue from online subscriptions increased from RMB107.4 million in 2019 to RMB430.5 million in 2020, and further to RMB832.3 million (US$130.6 million) in 2021. In the corresponding period, our average revenue per paying user also increased from RMB81.5 in 2019 to RMB115.5 in 2020, and further to RMB187.6 (US$29.4) in 2021. Average revenue per paying user is primarily determined by our ability to provide a suite of diversified products tailored to families’ child-rearing needs and children’s intellectual curiosity, the perceived effectiveness of our content, as well as our pricing strategies. Leveraging our strong in-house original content development expertise and our application of advanced technologies, we intend to continue to expand our product offerings to cover a wider array of areas, through a more diverse selection of content delivery formats. We determine our pricing primarily based on our assessment of the market demand, as well as certain other factors, such as the availability of competing products.

Our ability to optimize our product offerings

We offer a diversified suite of integrated online and offline products to individual users, organizations and distributors, and our results are affected by the gross margins for the mix of products we offer. Leveraging our integrated approach in diversifying and managing our online and offline product offerings, we have expanded our offerings in a scalable manner through effectively lowering our marginal costs. Our gross profit almost tripled from RMB134.5 million in 2019 to RMB365.4 million in 2020, and further increased by 80.8% to RMB660.6 million (US$103.7 million) in 2021. Our gross margin also increased from 61.5% in 2019 to 68.7% in 2020, and further to 69.9% in 2021. We intend to continue to leverage our integrated strategy to optimize our product mix and develop new products that meet diversified needs of both individual users and organizations.

Our ability to manage our costs and operating expenses effectively

Our results of operations are affected by our ability to control our costs. We intend to continue to prudently control our product costs for our offline products.

We have also incurred substantial research and development expenses and continue to improve our technologies to offer innovative content compelling to users. We plan to continue investing in technological innovations and monitoring relevant expenses.

Historically, we have been able to maintain our sales and marketing expenses as a relatively low percentage of our revenues, due to our strong brand reputation and word-of-mouth referrals from existing customers and users. We intend to continue to leverage our existing brand value and to strategically and efficiently market our products while engage in advertising and other marketing methods.

Our ability to continue to upgrade our technological capabilities

We have a strong ability to build advanced technologies into our apps and content creation, which differentiates us from our competitors and is also a key factor that affects our revenues and financial results. We also employ strong in-house content development expertise in intellectually stimulating materials, entertainment features, video and audio effects as well as art design. We leverage our expertise in applying advanced technologies to fuse our content with elements of fun. We also utilize AI technologies and big data analysis to provide superior user experience. We will continue to increase our investments in developing and upgrading our technology with a focus on providing a uniquely interactive and effective intellectual development experience. Our emphasis will be on technological advancement, such as proprietary AR technologies, AI technologies underlying children-focused voice recognition, and assessment tools and adaptive functionalities, as well as the intellectual stimulation, entertainment and interactive features of our products. We believe our ability to grow our business significantly depends on our ability to continue to upgrade our technological capabilities to optimize our products.

Key Components of Results of Operations

Revenues

We generate revenues from (i) online subscriptions, which represent subscription fees charged to users for premium content on our mobile apps, and (ii) offline products and others, which represent revenues from sale of offline products to individual users, organizations and third party distributors. The following table sets forth a breakdown of our total revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online subscriptions	107,409	49.1	430,466	80.9	832,345	130,613	88.1
Offline products and others	111,247	50.9	101,449	19.1	112,377	17,634	11.9
Total net revenues	218,656	100.0	531,915	100.0	944,722	148,247	100.0

Cost of revenues

Our cost of revenues primarily consists of channel costs and product costs. The channel costs mainly include commission paid to third party mobile app stores and to third party distributors for our online self-directed apps. Our cost of revenues also includes payroll and welfare expenses, freight costs, and others. The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of Revenues:
Channel costs	26,974	12.3	98,027	18.4	181,557	28,490	19.2
Product costs	44,878	20.5	40,179	7.6	55,208	8,663	5.8
Payroll and welfare	2,582	1.2	6,517	1.2	18,716	2,937	2.0
Freight	3,151	1.4	3,746	0.7	5,848	918	0.6
Others	6,578	3.1	18,003	3.4	22,769	3,573	2.5
Total cost of revenues	84,163	38.5	166,472	31.3	284,098	44,581	30.1

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	170,155	77.8	199,510	37.5	415,334	65,175	44.0
Sales and marketing expenses	53,716	24.6	95,717	18.0	202,093	31,713	21.4
General and administrative expenses	189,433	86.6	114,667	21.6	97,445	15,291	10.3
Total operating expenses	413,304	189.0	409,894	77.1	714,872	112,179	75.7

Research and development expenses. Our research and development expenses primarily consist of payroll and welfare expenses, outsourcing expenses related to third party research and development service providers, and to a lesser extent, rental expenses for office space, share-based compensation to our personnel engaged in content development and technology development, and others. We recorded share-based compensation expenses of RMB76.3 million in 2019, RMB19.5 million in 2020 and RMB5.4 million (US$0.9 million) in 2021 under research and development expenses. The significant reduction in share-based compensation expenses recorded under research and development expenses from 2019 to 2021 was primarily due to share issuances and option grants to our employees that were incurred in 2019 and 2020. The following table breaks down our total research and development expenses by categories, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Research and development expenses:
Payroll and welfare	77,169	35.3	145,704	27.4	317,725	49,858	33.6
Outsourcing	9,893	4.5	21,311	4.0	63,712	9,998	6.7
Rental	5,211	2.4	8,857	1.7	19,030	2,986	2.0
Share-based compensation	76,301	34.9	19,499	3.7	5,431	852	0.6
Others	1,581	0.7	4,139	0.7	9,436	1,481	1.1
Total research and development expenses	170,155	77.8	199,510	37.5	415,334	65,175	44.0

Sales and marketing expenses. Our sales and marketing expenses primarily consist of advertisement and promotion expenses, payroll and welfare expenses, and office rental expenses. We recorded share-based compensation expenses of RMB25.9 million in 2019, RMB2.9 million in 2020 and RMB3.0 million (US$0.5 million) in 2021 under sales and marketing expenses. The reduction in share-based compensation expenses recorded under sales and marketing expenses from 2019 to 2021 was primarily due to share issuances and option grants to our employees that were incurred in 2019 and 2020.

General and administrative expenses. Our general and administrative expenses primarily consist of payroll and welfare expenses, professional fees, compliance costs as a public company, and share-based compensation to our management employees involved in general corporate functions and administrative matters. We recorded share-based compensation expenses of RMB168.3 million in 2019, RMB55.6 million in 2020 and RMB5.8 million (US$0.9 million) in 2021 under general and administrative expenses. The significant reduction in share-based compensation expenses recorded under general and administrative expenses was primarily due to share issuances and option grants to our employees and consultants that were incurred in 2019 and 2020.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2019, 2020 and 2021.

PRC

Generally, our PRC subsidiaries, consolidated variable interest entity and its subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

An enterprise may benefit from preferential tax treatment under the PRC EIT law if it qualifies as a “Software Enterprise.” Tianjin Hongen qualified as a Software Enterprise and is entitled to an exemption from enterprise income tax for two years starting 2020, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a Software Enterprise is subject to annual evaluation by the relevant authorities in China. In 2021, Tianjin Hongen qualified as a “high and new-technology enterprise” and enjoyed a preferential tax rate of 15% for three years starting from 2021. We expect to adopt the tax exemption as software enterprise in the annual filing of enterprise income taxes for the fiscal year of 2021, which would be completed in May 2022.

Our online subscriptions are subject to value added tax, or VAT, at the rate of 6% for general VAT payer entities. The entities that are engaged in the sale of offline products are generally required to pay VAT at a rate of 17% (or other applicable value added tax rate implemented by the provision regulation) of the gross sales proceeds received, less any creditable value added tax already paid or borne by the taxpayer. Pursuant to further VAT reform implemented from May 1, 2018, all industries that were previously subject to VAT at a rate of 17% were adjusted to 16% and further adjusted to 13% since April 2019.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage)
Revenues
Online subscriptions	107,409	49.1	430,466	80.9	832,345	130,613	88.1
Offline products and others	111,247	50.9	101,449	19.1	112,377	17,634	11.9
Total revenues	218,656	100.0	531,915	100.0	944,722	148,247	100.0
Cost of revenues(1)	(84,163)	(38.5)	(166,472)	(31.3)	(284,098)	(44,581)	(30.1)
Gross profit	134,493	61.5	365,443	68.7	660,624	103,666	69.9
Operating expenses
Research and development expenses(1)	(170,155)	(77.8)	(199,510)	(37.5)	(415,334)	(65,175)	(44.0)
Sales and marketing expenses(1)	(53,716)	(24.6)	(95,717)	(18.0)	(202,093)	(31,713)	(21.4)
General and administrative expenses(1)	(189,433)	(86.6)	(114,667)	(21.6)	(97,445)	(15,291)	(10.3)
Total operating expenses	(413,304)	(189.0)	(409,894)	(77.1)	(714,872)	(112,179)	(75.7)
Operating loss	(278,811)	(127.5)	(44,451)	(8.4)	(54,248)	(8,513)	(5.8)
Other income, net	4,578	2.1	7,441	1.4	17,052	2,676	1.8
Loss before income taxes	(274,233)	(125.4)	(37,010)	(7.0)	(37,196)	(5,837)	(4.0)
Income tax benefits (expense)	(1,364)	(0.6)	(466)	(0.1)	145	23	0.0
Net loss	(275,597)	(126.0)	(37,476)	(7.1)	(37,051)	(5,814)	(4.0)
Non-GAAP Financial Measures
Adjusted operating income (loss)(2)	(8,270)	(3.8)	35,440	6.7	(39,073)	(6,132)	(4.1)
Adjusted net income (loss)(2)	(5,056)	(2.3)	42,415	8.0	(21,876)	(3,433)	(2.3)

Notes:

(1)	Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
Cost of revenues	—	1,897	940	148
Research and development expenses	76,301	19,499	5,431	852
Sales and marketing expenses	25,892	2,858	3,010	472
General and administrative expenses	168,348	55,637	5,794	909
Total	270,541	79,891	15,175	2,381

(2)	For discussions of adjusted operating income (loss) and adjusted net income (loss) and reconciliation of adjusted operating income (loss) to operating income (loss) and adjusted net income (loss) to net income (loss), see “—Non-GAAP Financial Measures.”

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our total revenues increased by 77.6% from RMB531.9 million in 2020 to RMB944.7 million (US$148.2 million) in 2021.
The increase in total revenues was primarily driven by a 93.4% increase in revenue from online subscriptions from RMB430.5 million in 2020 to RMB832.3 million (US$130.6 million) in 2021, which was mainly driven by the enhanced user engagement and the expansion of user base. Average total MAUs were 16.40 million in 2021, representing an increase of 54.6% from 10.61 million in 2020. The number of paying users was 4.44 million in 2021, representing an increase of 19.0% from 3.73 million in 2020. The significant increase in our user base was driven by our unwavering commitment to original intellectual development content and our utilization of advanced technologies, which represent the two cornerstones contributing to our success. As a result of our increased product mix and diversification strategy following the commercialization of iHuman Pinyin in late 2019, iHuman ABC in 2020, iHumanpedia in 2021, the contribution of our first launched and most popular app, iHuman Chinese, to our total revenue from online subscriptions decreased to approximately 65% in 2021 from approximately 70% in 2020. We plan to continue to introduce new products in the foreseeable future to further diversify our monetization channels and solidify our competitive position.
Our revenues from offline product sales increased by 10.8% from RMB101.4 million in 2020 to RMB112.4 million (US$17.6 million) in 2021, which was due to our continued effort to foster the synergy between our online and offline products.

We plan to continue to invest in improving product quality and user experience and build out our already strong pipeline both online and offline, adding more interactive product offerings to our comprehensive product portfolio.

Cost of revenues

Our cost of revenues increased by 70.7% from RMB166.5 million in 2020 to RMB284.1 million (US$44.6 million) in 2021, primarily attributable to the increases in channel costs, production costs, and payroll and welfare costs, which was in line with our revenue growth.
Our channel cost increased by 85.2% from RMB98.0 million in 2020 to RMB181.6 million (US$28.5 million) in 2021, which primarily resulted from the increased commission fees paid to app stores and third-party distributors as our revenue from online subscriptions increased.

Gross profit

As a result of the foregoing, our gross profit increased by 80.8% from RMB365.4 million in 2020 to RMB660.6 million (US$103.7 million) in 2021. Our gross margin also increased from 68.7% in 2020 to 69.9% in 2021, which was relatively stable.

Operating expenses

Our total operating expenses increased by 74.4% from RMB409.9 million in 2020 to RMB714.9 million (US$112.2 million) in 2021. Share-based compensation expenses of RMB14.2 million (US$2.2 million) were recognized in 2021, compared with RMB78.0 million in 2020.
Research and development expenses. Our research and development expenses increased by 108.2% from RMB199.5 million in 2020 to RMB415.3 million (US$65.2 million) in 2021, primarily attributable to the increased payroll and welfare expenses for our research and development personnel, which increased from RMB145.7 million in 2020 to RMB317.7 million (US$49.9 million) in 2021, as well as increased outsourcing expenses from RMB21.3 million in 2020 to RMB63.7 million (US$10.0 million) in 2021, as we continued to expand our research and development capabilities and to enhance and develop our tech-powered, intellectual development products. The increase was partially offset by a decrease in share-based compensation expenses of RMB14.1 million (US$2.2 million).

Sales and marketing expenses. Our sales and marketing expenses increased by 111.1% from RMB95.7 million in 2020 to RMB202.1 million (US$31.7 million) in 2021, primarily attributable to the increase in advertising and promotion expenses from RMB63.2 million in 2020 to RMB126.3 million (US$19.8 million) in 2021, as we strategically strengthened our brand recognition as a publicly listed company. The increase was also attributable to an increase in our payroll expenses as we expanded our sales and marketing team.

General and administrative expenses. Our general and administrative expenses decreased by 15.0% from RMB114.7 million in 2020 to RMB97.4 million (US$15.3 million) in 2021, primarily attributable to a decrease in share-based compensation expenses of RMB49.8 million (US$7.8 million). The decrease was partially offset by the increase in payroll and welfare expenses for our general and administrative personnel from RMB33.1 million in 2020 to RMB50.9 million (US$8.0 million) in 2021 and the increase in compliance costs as a public-listed company from RMB21.3 million in 2020 to RMB32.6 million (US$5.1 million) in 2021.

Operating loss

Our operating loss was RMB54.2 million (US$8.5 million) in 2021, compared to an operating loss of RMB44.5 million in 2020.

Income tax benefits (expense)

Our income tax benefits were RMB0.1 million (US$0.0 million) in 2021, compared with income tax expenses of RMB0.5 million in 2020.

Net loss

As a result of the foregoing, we incurred a net loss of RMB37.1 million (US$5.8 million) in 2021, compared to a net loss of RMB37.5 million in 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

For a detailed description of the comparison of our operating results for the year ended December 31, 2020 to the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2021.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP financial measures, such as adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS, as supplemental metrics in reviewing and assessing our operating performance and formulating our business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS as operating income (loss), net income (loss), net income (loss) attributable to ordinary shareholders and diluted net income (loss) per ADS excluding share-based compensation expenses, respectively.

Adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses, which are non-cash charges. We believe that these non-GAAP financial measures provide useful information to investors in understanding and evaluating our current operating performance and prospects in the same manner as management does, if they so choose.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income (loss) attributable to our ordinary shareholders. In addition, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS in 2019, 2020 and 2021 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are operating loss, net loss, net loss attributable to ordinary shareholders and diluted net loss per ADS:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Operating loss	(278,811)	(44,451)	(54,248)	(8,513)
Add: share-based compensation expenses	270,541	79,891	15,175	2,381
Adjusted operating income (loss) (non-GAAP)	(8,270)	35,440	(39,073)	(6,132)
Net loss	(275,597)	(37,476)	(37,051)	(5,814)
Add: share-based compensation expenses	270,541	79,891	15,175	2,381
Adjusted net income (loss) (non-GAAP)	(5,056)	42,415	(21,876)	(3,433)
Net loss attributable to ordinary shareholders	(276,418)	(48,268)	(37,051)	(5,814)
Add: share-based compensation expenses	270,541	79,891	15,175	2,381
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	(5,877)	31,623	(21,876)	(3,433)
Diluted net loss per ADS	(7.62)	(1.07)	(0.69)	(0.11)
Impact of non-GAAP adjustments	7.46	1.73	0.28	0.05
Adjusted diluted net income (loss) per ADS (non-GAAP)	(0.16)	0.66	(0.41)	(0.06)

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulations.”

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	42,627	222,986	38,214	5,996
Net cash used in investing activities	(2,391)	(15,906)	(31,951)	(5,014)
Net cash provided by financing activities	58,523	571,959	410	64
Net increase (decrease) in cash and cash equivalents	98,759	756,799	(6,320)	(992)
Cash and cash equivalents at the beginning of the year	6,124	104,883	861,682	135,217
Cash and cash equivalents at the end of the year	104,883	861,682	855,362	134,225

In 2019, we have financed our operating and investing activities primarily through net cash generated by operating activities, cash from historical equity financing activities, and loans from our related parties. We have fully repaid the loans in 2019. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information on loans from our related parties. In 2020 and 2021, we have financed our operating and investing activities primarily through net cash generated by operating activities and equity financing. As of December 31, 2019, 2020 and 2021, our cash and cash equivalents were RMB104.9 million, RMB861.7 million and RMB855.4 million (US$134.2 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, time deposits and highly-liquid investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months.

We had a working capital deficit as of December 31, 2019, and a working capital surplus as of December 31, 2020 and 2021. We prudently manage our working capital to support our business and operations. We had a positive cashflow from operations of RMB42.6 million in 2019, RMB223.0 million in 2020 and RMB38.2 million (US$6.0 million) in 2021.

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

As of December 31, 2021, 39.3% of our cash and cash equivalents were held in mainland China, and 39.3% of our cash and cash equivalents were denominated in Renminbi. As of December 31, 2021, 36.9% of our cash and cash equivalents were held by the VIE and its subsidiaries. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating activities

Net cash generated from operating activities in 2021 was RMB38.2 million (US$6.0 million), as compared to net loss of RMB37.1 million (US$5.8 million) in the same period. The difference was the result of adding back of RMB21.8 million (US$3.4 million) for non-cash operating lease expenses and RMB15.2 million (US$2.4 million) for share-based compensation, as well as an increase in working capital that primarily consists of (i) a RMB34.4 million (US$5.4 million) increase in deferred revenue and customer advances due to our rapid business growth, (ii) a RMB21.6 million (US$3.4 million) decrease in accounts receivable, net, and (iii) a RMB10.2 million (US$1.6 million) increase in accrued expenses and other current liabilities, which was partially offset by a RMB25.8 million (US$4.1 million) decrease in operating lease liabilities and a RMB12.6 million (US$2.0 million) increase in inventories, which reflects our business growth.

Net cash generated from operating activities in 2020 was RMB223.0 million, as compared to net loss of RMB37.5 million in the same period. The difference was the result of adding back of RMB79.9 million for share-based compensation, as well as an increase in working capital that primarily consists of a RMB196.8 million increase in deferred revenue and customer advances due to our rapid business growth and a RMB72.3 million increase in accrued expenses and other current liabilities, which was partially offset by a RMB48.4 million increase in prepayments and other current assets and a RMB57.7 million increase in accounts receivable, net, which reflects our business growth.

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

Investing activities

Net cash used in investing activities in 2021 was RMB32.0 million (US$5.0 million), which was due to purchase of intangible assets and purchase of property and equipment.

Net cash used in investing activities in 2020 was RMB15.9 million, which was due to purchase of property and equipment and purchase of intangible assets.

Net cash used in investing activities in 2019 was RMB2.4 million, which was due to purchase of property and equipment and purchase of intangible assets.

Financing activities

Net cash provided by financing activities in 2021 was RMB0.4 million (US$0.1 million), primarily related to a RMB0.5 million (US$0.1 million) proceeds from exercise of share options.

Net cash provided by financing activities in 2020 was RMB572.0 million, primarily attributable to the net proceeds of RMB589.6 million received from our initial public offering, and a RMB40.0 million proceeds from issuance of contingently redeemable ordinary shares, partially offset by a RMB66.0 million of consideration paid to Hongen Education in relation to the onshore restructuring under common control.

Net cash provided by financing activities in 2019 was RMB58.5 million, primarily attributable to the RMB120.0 million proceeds from issuance of contingently redeemable ordinary shares, partially offset by RMB63.8 million of repayments of loans from related parties.

Capital expenditures

Our capital expenditures are primarily related to purchase of property and equipment and intangible assets. Our capital expenditures were RMB2.4 million, RMB15.9 million and RMB32.3 million (US$5.1 million) in 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to achieve our strategic business objectives.

Material Cash Requirements

The following table sets forth our contractual obligations as of December 31, 2021:

	Payment due by December 31,
		Less than			Over 5
	Total	1 Year	1-3 Years	3-5 Years	Years

	(in RMB thousands)
Operating lease commitments(1)	36,755	25,777	9,143	1,835	—
Purchase commitments(2)	13,200	9,200	4,000	—	—
Investment commitment(3)	26,333	26,333	—	—	—
Total	76,288	61,310	13,143	1,835	—

Notes:

(1)	Represents future minimum payments under non-cancelable operating leases related to offices.
(2)	Represents future minimum payments for purchases of intangible assets.
(3)	Represents future payment for equity investment.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

iHuman Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, each of our subsidiaries, the VIE and its subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Content Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

Revenue Recognition

The majority of our revenue from online subscriptions is generated from non-cancellable subscriptions on our various online applications.

Certain subscriptions have contracts with no fixed duration and are marketed as indefinite term subscriptions. For these indefinite term subscriptions, we estimate the expected contract period based on users’ historical usage patterns and contract period of comparable subscriptions, or the products’ designed features and anticipated usage patterns, and recognize related revenue ratably over the expected contract period. In addition, some contracts with customers include the promise to transfer both online subscriptions and offline products. We have determined that the offerings of online subscriptions and offline products are separate performance obligations under ASC 606, as customers may benefit from the offline products on their own and our promise to deliver offline products is separately identifiable from the online subscriptions. Revenue is allocated to each material performance obligation based on its relative standalone selling price. In instances where a stand-alone selling price is not directly observable, considerations are allocated using adjusted market assessment approach and an expected cost plus margin approach. Determining the expected contract period for subscriptions with no fixed duration and stand-alone selling price of each separate unit may require significant judgment, and significant assumptions and estimates have been made in estimating the relative selling price of each single element.

Share-Based Compensation

The fair value of share options was determined using the binomial option pricing model, with the assistance from an independent valuer. The binomial option pricing model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatilities, we have made reference to historical volatilities of several comparable companies. The suboptimal exercise factor was estimated based on our expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Prior to the IPO, the estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent valuation firm using the discounted cash flow method. Subsequent to the IPO, the fair value of the ordinary shares is one-fifth of the price of our publicly traded ADSs.

The assumptions used to estimate the fair value of the options granted are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2019	2020	2021
Fair value per ordinary share as at valuation date	US$0.73 — US$1.93	US$1.30 — US$5.55	—
Risk-free rate	1.92%—2.69%	0.69% —0.84%	—
Expected volatility range	48.0%—48.1%	50.87% —51.22%	—
Exercise multiple	2.2	2.2 — 2.8	—

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of March 31, 2022.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	50	Chairman of the Board of Directors
Peng Dai	42	Director and Chief Executive Officer
Hanfeng Chi	55	Director
Vivien Weiwei Wang	44	Director and Chief Financial Officer
Wenbin Lu	38	Chief Technology Officer
Wendy Hayes	52	Independent Director
Xuenan Li	44	Independent Director

Mr. Michael Yufeng Chi is our founder and has served as the chairman of our board of directors since our inception. Mr. Chi founded Beijing Jinhongen Co., Ltd. in 1996, the predecessor of Hongen Education & Technology Co., Ltd. Mr. Chi has been overseeing and directing the business of Hongen Education since its inception. From 2003 to 2004, Mr. Chi also served as the vice president and the chief technology officer of Tsinghua Unisplendour Corporation Limited, an information technology infrastructure product and service provider in China listed on the Shenzhen Stock Exchange. In 2004, Mr. Chi founded the Perfect World Group, a leading global entertainment company focusing on original content creation and technology. From 2006 to 2015, Mr. Chi served as the chairman of the board of Perfect World Co., Ltd., a leading online game developer and operator in China that was listed on the Nasdaq from 2007 to 2015. Mr. Chi currently serves as the chairman of the board of Perfect World Group, the chairman of the board of Perfect World Co., Ltd. (SZ:002624), a leading online games and film company listed on the Shenzhen Stock Exchange, and a visiting professor at Tsinghua University. Mr. Chi received a bachelor’s degree in chemistry from Tsinghua University in 1994, an MBA from China Europe International Business School in 2004, and a doctoral degree in business administration from Singapore Management University in 2019. Mr. Michael Yufeng Chi is the brother of Mr. Hanfeng Chi.

Mr. Peng Dai has served as our chief executive officer since July 2017 and served as our director since June 2020. Mr. Dai joined us since our inception and has led the establishment and development of a series of our tech-powered, intellectual development products. Prior to joining us, Mr. Dai served as the senior strategy and investment director of Perfect World Group from September 2015 to January 2016. Prior to that, Mr. Dai served as the strategy and business development director of the mobile business group of Lenovo from January 2012 to August 2015, where he was responsible for global strategic operations and business development of Lenovo’s smart phone, tablet and smart television business. Mr. Dai worked as a consultant at Boston Consulting Group with a focus on serving technology companies in respect of strategy, operation, and mergers and acquisitions from September 2008 to December 2011. Mr. Dai received a bachelor’s degree in computer science and technology, a master’s degree in computer science and technology, and a doctoral degree in computer science from Tsinghua University in 2002, 2004 and 2008, respectively.

Mr. Hanfeng Chi has served as our director since our inception. Mr. Chi has over 20 years of experience and expertise in the intellectual development industry in China. Since 1996, Mr. Chi has held various positions in Hongen Education. Mr. Chi received an associate’s degree from Shenzhen University in 1991. Mr. Hanfeng Chi is the brother of Mr. Michael Yufeng Chi.

Ms. Vivien Weiwei Wang has served as our director since June 2020, as our chief financial officer since September 2020 and as a director of Perfect World Group since September 2020. Prior to that, Ms. Wang served as the senior vice president and secretary of the board of directors of Perfect World Co., Ltd. (SZ:002624) from August 2016 to September 2020, and was responsible for capital markets, corporate development, investment, finance, supply chain management, intellectual property, internal control and risk management. Ms. Wang served, first as the vice president and subsequently as senior vice president of Perfect World Co., Ltd. (a then Nasdaq-listed company) and held various senior positions at Perfect World Group from 2007 to 2016. Ms. Wang has extensive experience in the U.S. and Chinese capital markets and has more than two decades of expertise in finance and investments. Ms. Wang was extensively involved in the IPO and Nasdaq-listing of Perfect World Co., Ltd. in 2007, and led its privatization in 2015 and its subsequent listing on the Shenzhen Stock Exchange in 2016. Before joining Perfect World Group, Ms. Wang worked as a senior financial analyst at Autodesk, Inc., a Nasdaq-listed technology company based in North California, from 2006 to 2007. Prior to that, Ms. Wang worked as a senior associate at PricewaterhouseCoopers Zhong Tian LLP from 2000 to 2004. Ms. Wang received a bachelor’s degree in business administration from Guanghua School of Management, Peking University in 2000 and an MBA from UCLA Anderson School of Management in 2006.

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

Dr. Xuenan Li has served as our independent director since October 2020. She has served as an independent director of Qinchuan Machine Tool & Tool Group (SZ: 00837) since July 2, 2021. Dr. Li has served as an associate professor in finance at Cheung Kong Graduate School of Business since 2016, where she had been an assistant professor from 2012 to 2016. Before joining Cheung Kong Graduate School of Business as a visiting assistant professor in 2011, Dr. Li served as an assistant professor in finance at University of Michigan, Stephen M. Ross School of Business from 2007 to 2011. Dr. Li has served as an independent director of Beijing ABT Networks Co., Ltd. (SHA: 688168) since January 2018. Dr. Li received her bachelor’s degrees in physics and economics from Peking University in 1998, her Ph.D. in physics from University of Massachusetts, Amherst, in 2002, and her Ph.D. in finance from University of Rochester in 2008.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of RMB14.9 million (US$2.3 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

In January 2019, the VIE adopted a share incentive plan to provide incentives and rewards to our employees, directors and consultants and to promote the success of our business. In June 2020, iHuman Inc. adopted a share incentive plan, or the 2020 Plan, under which outstanding options previously granted by the VIE were carried over on a one-on-one basis with identical terms and conditions under the 2020 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 19,684,555 ordinary shares, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. As of March 31, 2022, 10,707,750 options have been granted and are outstanding under the plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. The options may be exercised in cash or through cashless exercise.

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

As of March 31, 2022, our employees and consultants held outstanding options to purchase 10,707,750 ordinary shares, with exercise prices ranging from US$0.05 per share to US$1.9 per share.

The following table summarizes, as of the date of this annual report, the number of ordinary shares underlying share options that we granted to our directors and executive officers.

	Ordinary Shares
	Underlying
	Options	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Michael Yufeng Chi	—	—	—	—
Peng Dai	—	—	—	—
Hanfeng Chi	*	0.05	November 30, 2020	November 29, 2030
Vivien Weiwei Wang	3,200,000	0.05	September 8, 2020	September 7, 2030
Wenbin Lu	—	—	—	—
Wendy Hayes	*	0.05	November 30, 2020	November 29, 2030
Xuenan Li	*	0.05	November 30, 2020	November 29, 2030

Note:

* Less than 1% of our total outstanding shares as of the date of this annual report.

C.	Board Practices

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

Committees of the Board of Directors

We have established five committees under the board of directors: an audit committee, a compensation committee, a nominating and corporate governance committee, a strategies committee and a cybersecurity committee. We have adopted a charter for each of the audit committee, compensation committee, nominating and corporate governance committee and cybersecurity committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Wendy Hayes and Xuenan Li. Wendy Hayes is the chairperson of our audit committee. We have determined that Wendy Hayes and Xuenan Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Wendy Hayes qualifies as an “audit committee financial expert.” Ms. Wendy Hayes currently also serves on the audit committees of: SciClone Pharmaceuticals (Holdings) Limited, a SEHK-listed company, Gracell Biotechnologies Inc., a Nasdaq-listed company, Burning Rock Biotech Limited, a Nasdaq-listed company, and Tuanche Limited, a Nasdaq-listed company. Our board of directors has determined that the simultaneous service of Ms. Hayes on the audit committees of these public companies would not impair her ability to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Michael Yufeng Chi, Wendy Hayes and Xuenan Li. Michael Yufeng Chi is the chairperson of our compensation committee. We have determined that Wendy Hayes and Xuenan Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Xuenan Li, Michael Yufeng Chi and Wendy Hayes. Xuenan Li is the chairperson of our nominating and corporate governance committee. We have determined that Xuenan Li and Wendy Hayes satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

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

We had 1,119 full-time employees as of December 31, 2021 and all of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2021:

Number of
Function	Employees
Research and development	701
Sales and marketing	191
Operations	120
General and administrative	107
Total	1,119

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 266,911,712 ordinary shares outstanding, (being the sum of 122,911,712 Class A ordinary shares and 144,000,000 Class B ordinary shares outstanding) as of March 31, 2022.

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

					% of
		Class A	Class B		Aggregate
	Total Ordinary	Ordinary	Ordinary		Voting
	Shares Owned	Shares	Shares	% of Ordinary Shares	Power***
Directors and Executive Officers**:
Michael Yufeng Chi(1)	144,000,000	—	144,000,000	54.0	92.1
Peng Dai(2)	16,000,000	16,000,000	—	6.0	1.0
Hanfeng Chi	*	*	—	*	*
Vivien Weiwei Wang(3)	3,200,000	3,200,000	—	1.2	0.2
Wenbin Lu(4)	8,000,000	8,000,000	—	3.0	0.5
Wendy Hayes	*	*	—	*	*
Xuenan Li	*	*	—	*	*
All Directors and Executive Officers as a Group	171,235,665	27,235,665	144,000,000	63.6	93.7
Principal Shareholders:
Academy Management Ltd.(1)	144,000,000	—	144,000,000	54.0	92.1
HPF Fusion Holding Ltd.(5)	16,000,000	16,000,000	—	6.0	1.0
Lei Hong DP Holding Ltd.(2)	16,000,000	16,000,000	—	6.0	1.0

Notes:

*	Less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Floor 8, Building 2, No. 1 Wangjing East Road, Chaoyang District, Beijing 100102, People’s Republic of China. The business address of Ms. Wendy Hayes is 2370 Roanoke Trail, Reno, NV 89523, United States. The business address of Dr. Xuenan Li is 1 East Chang An Avenue, Oriental Plaza, Dongcheng District, Beijing 100738, People’s Republic of China.

***

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares beneficially owned by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 144,000,000 Class B ordinary shares held by Academy Management Ltd., a British Virgin Islands company wholly owned by Beans Holding Ltd. The entire interest in Beans Holdings Ltd. is held by a trust for the benefit of Mr. Hanfeng Chi, Mr. Jianfeng Chi and Mr. Michael Yufeng Chi, and their families. Mr. Michael Yufeng Chi has the sole power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Academy Management Ltd. The registered address of Academy Management Ltd. is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.
(2)	Represents 16,000,000 Class A ordinary shares held by Lei Hong DP Holding Ltd, a British Virgin Islands company wholly owned by Hong Lei Holding Ltd. The entire interest in Hong Lei Holding Ltd. is held by a trust that is controlled by Mr. Peng Dai for the benefit of Mr. Peng Dai. The registered address of Lei Hong DP Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)	Represents the total number of the Class A ordinary shares held by Ms. Wang and the Class A ordinary shares that Ms. Wang may purchase upon exercise of all options exercisable within 60 days after March 31, 2022.

(4)	Represents 8,000,000 Class A ordinary shares held by Hui Yu LWB Holding Ltd., a British Virgin Islands company wholly owned by Yu Hui Holding Ltd. The entire interest in Yu Hui Holding Ltd. is held by a trust that is controlled by Mr. Wenbin Lu for the benefit of Mr. Wenbin Lu. The registered address of Hui Yu LWB Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(5)	Represents 16,000,000 Class A ordinary shares held by HPF Fusion Holding Ltd., a British Virgin Islands company beneficially owned by Mr. Tian Liang, our shareholder. The registered address of HPF Fusion Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Mr. Tian Liang is Building A, Power-Creative, No. 1 Shangdi East Road, Haidian District, Beijing, People’s Republic of China.

To our knowledge and based on our review of our register of shareholders as of March 31, 2022, 42,750,000 Class A ordinary shares were held by one record holder that reside in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the VIE

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

Transactions with Hongen Education. Hongen Education is an affiliate of ours. As of December 31, 2019, we had amounts due to Hongen Education of RMB66.2 million, primarily representing the cash consideration of RMB66.0 million in connection with the business combination under common control of us with Hongen Education’s business line of offline products and others. We paid RMB33.0 million and RMB33.0 million in January 2020 and June 2020, respectively, to Hongen Education. As of December 31, 2020, our amounts due to Hongen Education was nil for such transactions.

Transactions with Perfect World Group Entities. We paid rental fees and other services fees to entities controlled by Perfect World Group for property rental and administrative and other supporting services. In 2019, 2020 and 2021, such services amounted to RMB2.3 million, RMB1.5 million and RMB30.4 million (US$4.8 million) to these entities, respectively. In 2020, we transferred certain intangible assets to Perfect World Group with a transaction price of RMB8.4 million. As the transaction was under common control, the difference between the transaction price and the carrying amount of the intangible assets was included in additional paid-in capital. No gain or loss was recognized. Perfect World Group has fully paid the consideration in 2020. As of December 31, 2019, 2020 and 2021, we had amounts due to these entities of RMB3.2 million, RMB0.4 million and RMB8.9 million (US$1.4 million), respectively in aggregate, representing accounts payable to the entities. The majority of our office space was leased from Perfect World Group Entities since early 2021.

Transactions with Kindergartens controlled by Hongen Education. We sold products to kindergartens controlled by Hongen Education. In 2019, 2020 and 2021, such revenues we generated from Hongen Education were RMB1.6 million, RMB1.3 million and RMB2.2 million (US$0.3 million), respectively. The amounts due from Hongen Education in relation to such sale was RMB0.9 million, RMB0.3 million and RMB0.0 million (US$0.0 million) as of December 31, 2019, 2020 and 2021, respectively. In 2020 and 2021, Hongen Education provided certain research and development outsourcing services to us amounting to RMB0.4 million and RMB0.5 million (US$0.1 million), respectively. The amounts due to Hongen Education in relation to such services was RMB0.1 million and nil as of December 31, 2020 and 2021, respectively.

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

ITEM 8.FINANCIAL INFORMATION

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see ”Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to liability claims for any inappropriate content on our mobile apps, which could cause us to incur legal costs and damages our reputation” and “—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.”

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

ITEM 9.THE OFFER AND LISTING

A.	Offering and Listing Details.

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs, each representing five of our Class A ordinary shares, have been listed on the New York Stock Exchange under the symbol “IH” since October 9, 2020.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

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

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall, on a poll, be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall, on a poll, be entitled to ten votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares cast at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent out of authorized but unissued preference shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities;

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws, of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Although the law in this regard is not entirely clear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purpose, our risk of becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under its particular circumstances, its eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest income tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

The RMB appreciated by 2.34% against the U.S. dollar in 2021. As of December 31, 2021, we had RMB-denominated cash and cash equivalents and restricted cash of RMB336.3 million, and U.S. dollar-denominated cash and cash equivalents and restricted cash of US$81.3 million. Assuming we had converted RMB336.3 million into U.S. dollars at the exchange rate of RMB6.3726 for US$1.00 as of the end of 2021, our U.S. dollar cash balance would have been US$134.1 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$128.8 million instead. Assuming we had converted US$81.3 million into RMB at the exchange rate of RMB6.3726 for US$1.00 as of the end of 2021, our RMB cash balance would have been RMB854.4 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB802.6 million instead.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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
●
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per ADS issued
● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
● Distribution of cash dividends	Up to US$0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Our ADS holder will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2021, we did not receive reimbursement from the depositary.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

For the period from October 8, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, US$10 million of the net proceeds received from our initial public offering were used for investment in our PRC subsidiaries for business operations, research and development and general corporate purpose. There is no material change in the use of proceeds as described in the F-1 Registration Statement. We still intend to use the proceeds from our initial public offering for expanding our product offerings, for our development of existing products, for improving our technology infrastructure, for marketing and brand promotions, and for general corporate purposes as disclosed in our registration statements on Form F-1.

ITEM 15.CONTROLS AND PROCEDURES

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we are qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2021.

Changes in Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

For the year ended December 31, 2021, we implemented the following remedial measures: (i) we hired additional competent and qualified accounting and reporting personnel with relevant knowledge and working experiences of U.S. GAAP and SEC reporting; (ii) we continually provided internal or external trainings on U.S. GAAP and SEC rules and regulations to our accounting and financial reporting personnel throughout the year; (iii) we developed and implemented the comprehensive accounting manual in accordance with U.S. GAAP available to guide the day-to-day accounting operation and reporting work of our accounting and financial reporting personnel; and (iv) we established effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures. As of December 31, 2021, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Wendy Hayes, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and chairperson of our audit committee, is audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.ihuman.com/index.php?s=63.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent public accounting firm is Ernst & Young Hua Ming LLP (PCAOB ID: 1408), which is located in Beijing, People’s Republic of China.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm for the years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended
	December 31,
	2020	2021

	(in thousands of RMB)
Audit fees(1)	9,800	6,600
Tax fees(2)	252	240

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In December 2021, our board of directors approved a share repurchase plan whereby we are authorized to repurchase up to US$10 million worth of our company’s Class A ordinary shares in the form of ADS over the next twelve-month period until December 21, 2022. The share repurchase plan was publicly announced on December 21, 2021. From December 21, 2021 to March 31, 2022, we spent US$488,468 to repurchase ADSs at a weighted average price of US$2.45 per ADS.

The following table sets forth a summary of the repurchase of our ADSs made in 2021 under the share repurchase plan described in the paragraph above. All shares were repurchased in the open market pursuant to the share repurchase plan.

Approximate
			Total Number of	Dollar
			ADSs Purchased	value of ADSs
			as	that
			Part of the	May Yet Be
	Total Number of	Average Price	Publicly	Purchased Under
Period	ADSs Purchased	Paid per ADS	Announced Plan	the Plan
December 21, 2021 to December 31, 2021	9,000	US$2.86	9,000	US$9,974,265

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards.

Section 303A.07 of the NYSE Listed Company Manual requires each listed company to have an audit committee with a minimum of three members. We are not required under the laws of the Cayman Islands to have three members on our audit committee. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice in this regard. Currently, we have two independent directors that serve on the audit committee.

Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual.

Section 302.00 of the NYSE Listed Company Manual requires each issuer to hold an annual shareholders’ meeting during each fiscal year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2021.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of iHuman Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39591) filed with the Securities and Exchange Commission on April 28, 2021)
4.1

Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.4

English translation of executed form of Power of Attorney between the VIE of the Registrant, its shareholders and Wheels Technology as currently in effect, and a schedule of all executed Powers of Attorneys adopting the same form in respect of each of the VIE of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.5

English translation of the Equity Interest Pledge Agreement among Hongen Investment, the VIE and shareholders of the VIE dated June 24, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.6

English translation of the Exclusive Management Service and Business Cooperation Agreement between Hongen Investment and the VIE dated June 24, 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.7

English translation of the Exclusive Call Option Agreement among Hongen Investment, the VIE and shareholders of the VIE dated March dated June 24, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.8

English translation of executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of the VIE, as currently in effect (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.9

Financial Support Letter by iHuman Inc. to the VIE (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.10

English translation of the investment agreement between Tianjin Share Xinghan and Shareholders of the VIE dated October 25, 2019 as supplemented by supplemental agreements dated November 16, 2019 and June 22, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

8.1*	List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith.

* *Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iHuman Inc.

By:	/s/ Michael Yufeng Chi
	Name:	Michael Yufeng Chi
	Title:	Chairman of the Board of Directors

Date: April 29, 2022

iHuman Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of iHuman Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iHuman Inc. (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

April 29, 2022

iHuman Inc.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents		861,682	855,362	134,225
Accounts receivable, net of allowance of RMB156 and RMB381 (US$60) as of December 31, 2020 and 2021, respectively	5	77,965	56,132	8,808
Inventories, net	2	16,873	28,054	4,402
Amounts due from related parties	17	322	2,845	446
Prepayments and other current assets	6	64,619	72,851	11,431
Total current assets		1,021,461	1,015,244	159,312
Non‑current assets
Property and equipment, net	7	6,390	12,286	1,928
Intangible assets, net	8	11,789	27,287	4,282
Operating lease right-of-use assets (including amounts related to leases from a related party of RMB174 and RMB32,944 (US$5,170) as of December 31, 2020 and 2021, respectively)	9,17	6,521	38,237	6,000
Amounts due from related parties	17	—	4,223	663
Other non‑current assets		784	3,604	566
Total non‑current assets		25,484	85,637	13,439
Total assets		1,046,945	1,100,881	172,751
LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB19,980 and RMB25,950 (US$4,072) as of December 31, 2020 and 2021, respectively)		21,551	30,536	4,792
Deferred revenue and customer advances (including amounts of the consolidated VIE and VIE’ subsidiaries without recourse to the primary beneficiary of RMB268,613 and RMB302,980 (US$47,544) as of December 31, 2020 and 2021, respectively)	4	268,613	302,980	47,544
Amounts due to related parties (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB485 and RMB3,879 (US$608) as of December 31, 2020 and 2021, respectively)	17	485	8,853	1,389
Accrued expenses and other current liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB95,200 and RMB88,053 (US$13,817) as of December 31, 2020 and 2021, respectively)	10	107,029	115,895	18,186
Current operating lease liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB1,544 and RMB11,735 (US$1,841) as of December 31, 2020 and 2021, respectively; including amounts related to leases from a related party of RMB174 and RMB23,270 (US$3,652) as of December 31, 2020 and 2021, respectively)	9,17	1,544	24,669	3,871
Total current liabilities		399,222	482,933	75,782
Non-current liabilities
Non-current operating lease liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB5,070 and RMB6,501 (US$1,020) as of December 31, 2020 and 2021, respectively; including amounts related to leases from a related party of nil and RMB5,501 (US$863) as of December 31, 2020 and 2021, respectively)	9,17	5,070	9,577	1,503
Total non-current liabilities		5,070	9,577	1,503
Total liabilities		404,292	492,510	77,285
Commitments and contingencies	19

The accompanying notes are an integral part of the consolidated financial statement.

iHuman Inc.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2020 and December 31, 2021; 122,622,382 Class A shares issued and outstanding as of December 31, 2020; 125,122,382 Class A shares issued and 123,852,667 outstanding as of December 31, 2021; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2020 and December 31, 2021; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2020 and December 31, 2021)	13	184	185	29
Additional paid‑in capital		1,050,304	1,066,052	167,287
Treasury stock	14	—	(164)	(26)
Accumulated other comprehensive loss		(21,861)	(34,677)	(5,442)
Accumulated deficit		(385,974)	(423,025)	(66,382)
Total shareholders’ equity		642,653	608,371	95,466
Total liabilities and shareholders’ equity		1,046,945	1,100,881	172,751

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, per share and per ADS data)

		For the year ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Revenues (including transactions with a related party of RMB1,624, RMB1,326 and RMB2,157 (US$338) for the years ended December 31, 2019, 2020 and 2021, respectively)	4, 17
Online subscriptions		107,409	430,466	832,345	130,613
Offline products and others		111,247	101,449	112,377	17,634
Total revenues		218,656	531,915	944,722	148,247
Cost of revenues (including transactions with a related party of RMB11, RMB87 and RMB1,524 (US$239) for the years ended December 31, 2019, 2020 and 2021, respectively)	17
Online subscriptions		(25,793)	(107,904)	(209,625)	(32,895)
Offline products and others		(58,370)	(58,568)	(74,473)	(11,686)
Total cost of revenues		(84,163)	(166,472)	(284,098)	(44,581)
Gross profit		134,493	365,443	660,624	103,666
Operating expenses
Research and development expenses (including transactions with related parties of nil, RMB509 and RMB22,416 (US$3,517) for the years ended December 31, 2019, 2020 and 2021, respectively)	17	(170,155)	(199,510)	(415,334)	(65,175)
Sales and marketing expenses (including transactions with a related party of nil, nil and RMB3,797 (US$596) for the years ended December 31, 2019, 2020 and 2021, respectively)	17	(53,716)	(95,717)	(202,093)	(31,713)
General and administrative expenses (including transactions with a related party of RMB2,288, RMB1,328 and RMB3,164 (US$497) for the years ended December 31, 2019, 2020 and 2021, respectively)	17	(189,433)	(114,667)	(97,445)	(15,291)
Total operating expenses		(413,304)	(409,894)	(714,872)	(112,179)
Operating loss		(278,811)	(44,451)	(54,248)	(8,513)
Other income, net		4,578	7,441	17,052	2,676
Loss before income taxes		(274,233)	(37,010)	(37,196)	(5,837)
Income tax benefits (expenses)	11	(1,364)	(466)	145	23
Net loss		(275,597)	(37,476)	(37,051)	(5,814)
Accretion to redemption value of contingently redeemable ordinary shares	12	(821)	(10,792)	—	—
Net loss attributable to ordinary shareholders		(276,418)	(48,268)	(37,051)	(5,814)

Net loss		(275,597)	(37,476)	(37,051)	(5,814)
Other comprehensive loss
Foreign currency translation adjustment		—	(21,861)	(12,816)	(2,011)
Total other comprehensive loss		—	(21,861)	(12,816)	(2,011)
Total comprehensive loss		(275,597)	(59,337)	(49,867)	(7,825)
Accretion to redemption value of contingently redeemable ordinary shares	12	(821)	(10,792)	—	—
Comprehensive loss attributable to ordinary shareholders		(276,418)	(70,129)	(49,867)	(7,825)

Loss per share:	16
Basic and diluted		(1.52)	(0.21)	(0.14)	(0.02)

Loss per ADS (1 ADS represents 5 ordinary shares)	16
Basic and diluted		(7.62)	(1.07)	(0.69)	(0.11)

Weighted average number of ordinary shares:
Basic and diluted		181,427,603	226,339,320	266,631,802	266,631,802

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

						Accumulated		Total
					Additional	other		shareholders’
	Ordinary		Treasury		paid‑in	comprehensive	Accumulated	equity
	shares		Stock		capital	loss	deficit	(deficit)
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	160,000,000	111	—	—	9,055	—	(72,901)	(63,735)
Net loss	—	—	—	—	—	—	(275,597)	(275,597)
Distribution to Hongen Education (Note 1)	—	—	—	—	(69,099)	—	—	(69,099)
Shares issued for share-based awards (Note 15)	55,053,763	38	—	—	3,403	—	—	3,441
Share-based compensation (Note 15)	—	—	—	—	270,541	—	—	270,541
Accretion of contingently redeemable ordinary shares to redemption value (Note 12)	—	—	—	—	(821)	—	—	(821)
Balance as of December 31, 2019	215,053,763	149	—	—	213,079	—	(348,498)	(135,270)
Net loss	—	—	—	—	—	—	(37,476)	(37,476)
Share-based compensation (Note 15)	—	—	—	—	79,891	—	—	79,891
Foreign currency translation adjustment	—	—	—	—	—	(21,861)	—	(21,861)
Share issuance upon IPO, net of issuance cost (Note 13)	40,250,000	27	—	—	589,560	—	—	589,587
Conversion of contingently redeemable ordinary shares into Class A shares upon IPO (Note 12)	11,318,619	8	—	—	171,572	—	—	171,580
Assets transferred under common control, net of tax (Note 17)	—	—	—	—	6,994	—	—	6,994
Accretion of contingently redeemable ordinary shares to redemption value (Note 12)	—	—	—	—	(10,792)	—	—	(10,792)
Balance as of December 31, 2020	266,622,382	184	—	—	1,050,304	(21,861)	(385,974)	642,653
Net loss	—	—	—	—	—	—	(37,051)	(37,051)
Share-based compensation (Note 15)	—	—	—	—	15,175	—	—	15,175
Foreign currency translation adjustment	—	—	—	—	—	(12,816)	—	(12,816)
Repurchase of ordinary shares (Note 14)	—	—	(45,000)	(164)	—	—	—	(164)
Exercise of share-based awards (Note 15)	1,275,285	1	—	—	476	—	—	477
Assets transferred under common control, net of tax (Note 17)	—	—	—	—	97	—	—	97
Balance as of December 31, 2021	267,897,667	185	(45,000)	(164)	1,066,052	(34,677)	(423,025)	608,371
Balance as of December 31, 2021 (US$)		29		(26)	167,287	(5,442)	(66,382)	95,466

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(275,597)	(37,476)	(37,051)	(5,814)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		597	2,814	6,418	1,007
Share‑based compensation	15	270,541	79,891	15,175	2,381
Allowance (reversal of allowance) for doubtful accounts	5	136	(160)	225	36
Provision for inventories		113	1,589	1,443	226
Non-cash operating lease expenses		—	11,297	21,755	3,414
Changes in operating assets and liabilities:
Accounts receivable		(6,630)	(57,687)	21,608	3,391
Amounts due from related parties		(867)	545	(6,746)	(1,059)
Inventories		8,850	2,203	(12,624)	(1,981)
Prepayments and other current assets		(8,580)	(48,430)	(8,249)	(1,294)
Other non‑current assets		(2,185)	1,879	182	29
Accounts payable		(2,832)	11,249	8,985	1,410
Amounts due to related parties		2,326	(2,946)	8,368	1,313
Deferred revenue and customer advances		43,678	196,782	34,367	5,393
Operating lease liabilities		—	(10,843)	(25,838)	(4,055)
Accrued expenses and other current liabilities		13,077	72,279	10,196	1,599
Net cash provided by operating activities		42,627	222,986	38,214	5,996
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets		(2,391)	(15,906)	(32,283)	(5,066)
Proceeds from disposal of property and equipment		—	—	332	52
Net cash used in investing activities		(2,391)	(15,906)	(31,951)	(5,014)

The accompanying notes are an integral part of the consolidated financial statement.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Distribution to Hongen Education	1	(3,099)	(66,000)	—	—
Net proceeds from issuance of contingently redeemable ordinary shares	12	120,000	39,967	—	—
Proceeds from the issuance of IPO shares, net of issuance cost	13	—	589,587	—	—
Repurchase of ordinary shares	14	—	—	(164)	(26)
Proceeds from assets transferred under common control	17	—	8,405	97	15
Proceeds received from issuance of shares for share-based awards and exercise of share options	15	3,441	—	477	75
Proceeds from loans from related parties	17	2,000	—	—	—
Repayments of loans from related parties	17	(63,819)	—	—	—
Net cash provided by financing activities		58,523	571,959	410	64
Effective of exchange rate changes on cash and cash equivalents		—	(22,240)	(12,993)	(2,038)
Net change in cash and cash equivalents		98,759	756,799	(6,320)	(992)
Cash and cash equivalents at the beginning of the year		6,124	104,883	861,682	135,217
Cash and cash equivalents at the end of the year		104,883	861,682	855,362	134,225
Supplemental disclosures of cash flow information:
Cash paid for income taxes		—	15	459	72
Supplemental disclosures of non‑cash information:
Consideration for acquisition under common control included in amounts due to related parties	1, 17	66,000	—	—	—
Purchase of property and equipment, and intangible assets included in accrued expenses and other current liabilities		769	4,222	1,867	293
Operating lease right-of-use assets obtained in exchange for operating lease liabilities from new leases	9	—	17,030	50,500	7,925

The accompanying notes are an integral part of the consolidated financial statement.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES

iHuman Inc. (the “Company”) is an exempted company incorporated in the Cayman Islands in September 2019. The Company, its subsidiaries, variable interest entity (“VIE”), and subsidiaries of the VIE are hereinafter collectively referred to as the “Group”. The Group is principally engaged in offering an integrated suite of tech-powered, intellectual development products and is committed to making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children. The Group generates its revenue from its self-directed and interactive online applications and from offline products and others (the “Offline Business”) in the intellectual development technology industry in the People’s Republic of China (the “PRC”).

Restructuring

The Group underwent a series of restructurings in 2019 and 2020 to reorganize the Offline Business into the Group (the “Onshore Restructuring”) and to establish the Company as the parent company and Tianjin Hongen Perfect Future Education Technology Co., Ltd. (“Tianjin Hongen”, or the “VIE”) as the VIE of the Company (the “Offshore Restructuring”). The Onshore Restructuring and Offshore Restructuring are hereinafter collectively referred to as the “Restructuring”.

Onshore Restructuring

Tianjin Hongen was established to carry out the Group’s online application offerings and commenced operations in March 2016. Prior to the Onshore Restructuring, the operation of the Offline Business was carried out by Hongen Education & Technology Co., Ltd. and certain of its subsidiaries (collectively, “Hongen Education”). In November 2019, Tianjin Hongen, through its wholly-owned subsidiary, Beijing Jinhongen Education Technology Co., Ltd. (“Beijing Jinhongen”), acquired certain operating assets and liabilities relating to the Offline Business for a cash consideration of RMB66,000 from Hongen Education, which was fully paid in 2020.

Upon the completion of the Onshore Restructuring, Tianjin Hongen succeeded all of the Offline Business of Hongen Education. As Tianjin Hongen and Hongen Education were under common control of Mr. Michael Yufeng Chi (the “Controlling Shareholder”) through an act-in-concert agreement with his brother, Mr. Hanfeng Chi, for all the periods presented, the Onshore Restructuring was accounted for in a manner similar to a pooling of interest with acquired assets and liabilities recognized at their historical amount in the consolidated financial statements. Accordingly, the Company retrospectively adjusted its consolidated financial statements to include the related assets, liabilities and operations for the year ended December 31 2019. The difference between the cash consideration and the net book value of acquired net assets has been accounted for as a distribution to Hongen Education in the consolidated statements of changes in shareholders’ equity (deficit).

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

On October 8, 2020, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange (Note 13).

The Company’s principal subsidiaries, VIE and the VIE’s subsidiaries are as follows:

			Percentage of
			equity interest
	Date of	Place of	attributable to
Name	establishment	establishment	the Company	Principal activities
Subsidiaries
iHuman Online	October 2, 2019	HK	100%	Investment holding
Hongen Investment	November 11, 2019	PRC	100%	Management and technical consulting
Hongen Perfect (Beijing) Education Technology Development Co., Ltd.	May 19, 2020	PRC	100%	Research and development
Variable interest entity:
Tianjin Hongen	March 30, 2016	PRC	Nil	Operation of online applications
Subsidiaries of the VIE:
Beijing Hongen Perfect Future Education Technology Co., Ltd.	July 1, 2016	PRC	Nil	Research and development
Tianjin Hongen Perfect Technology Development Co., Ltd.	August 26, 2019	PRC	Nil	Operation of online applications
Beijing Jinhongen	September 4, 2019	PRC	Nil	Offerings of products and other services

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

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement between Hongen Investment, Tianjin Hongen and the Nominee Shareholders, Hongen Investment has the exclusive right to provide technical and consulting services to Tianjin Hongen and its subsidiaries, including but not limited to management consultancy services, permission of intellectual property rights, technical support and business support. Without the prior written consent of Hongen Investment, Tianjin Hongen may not accept any services subject to this exclusive management services and business cooperation agreement from any third party, while Hongen Investment has the right to designate any party to provide such services. In return, Tianjin Hongen agrees to pay a service fee to Hongen Investment. Hongen Investment has the right to unilaterally adjust the service fee. The exclusive management services and business cooperation agreement is effective within the operating period of Tianjin Hongen. Hongen Investment may terminate this agreement unilaterally, whereas under no circumstances can Tianjin Hongen and the Nominee Shareholders terminate this agreement.

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

In the opinion of the Company’s legal counsel, (i) the ownership structures of the VIE and WFOE are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the Contractual Agreements are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect; (iii) the financial support letter issued by the Company to the VIE, and the resolutions are valid in accordance with the articles of association of the Company.

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

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

As of December 31, 2020 and 2021, there were no pledge or collateralization of the VIE and its subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and its subsidiaries are without recourse to the Company.

The table sets forth the assets and liabilities of the VIE and VIE’s subsidiaries included in the Group’s consolidated balance sheets:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	247,253	315,775	49,552
Accounts receivable, net of allowance of RMB156 and RMB381 (US$60) as of December 31, 2020 and 2021, respectively	77,965	56,132	8,808
Inventories, net	16,873	28,054	4,402
Amounts due from related parties (including amounts due from Group companies of RMB5,141 and RMB67,899 (US$10,655) as of December 31, 2020 and 2021, respectively)	5,463	70,744	11,101
Prepayments and other current assets	64,587	72,332	11,350
Total current assets	412,141	543,037	85,213
Non‑current assets
Property and equipment, net	6,390	11,949	1,875
Intangible assets, net	10,582	17,259	2,708
Operating lease right‑of‑use assets	6,521	19,100	2,998
Amounts due from related parties	—	3,009	472
Other non‑current assets	784	3,604	566
Total non‑current assets	24,277	54,921	8,619
Total assets	436,418	597,958	93,832
LIABILITIES
Current liabilities
Accounts payable	19,980	25,950	4,072
Deferred revenue and customer advances	268,613	302,980	47,544
Amounts due to related parties (including amounts due to Group companies of nil and RMB8,410 (US$1,320) as of December 31, 2020 and 2021, respectively)	485	12,289	1,928
Accrued expenses and other current liabilities	95,200	88,053	13,817
Current operating lease liabilities	1,544	11,735	1,841
Total current liabilities	385,822	441,007	69,202
Non‑current liabilities
Non‑current operating lease liabilities	5,070	6,501	1,020
Total non‑current liabilities	5,070	6,501	1,020
Total liabilities	390,892	447,508	70,222

The VIE and VIE’s subsidiaries’ net asset balances were RMB45,526 and RMB150,450 (US$23,610) as of December 31, 2020 and 2021, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

The table sets forth the results of operations of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of comprehensive loss for years ended December 31, 2019, 2020 and 2021, respectively:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenue	218,656	531,915	944,722	148,247
Net income (loss)	(275,511)	(23,486)	92,175	14,464

The table sets forth the cash flows of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of cash flows for the years ended December 31, 2019, 2020 and 2021, respectively:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash provided by operating activities	42,627	218,765	144,980	22,751
Net cash used in investing activities	(2,391)	(15,622)	(76,555)	(12,013)
Net cash provided by (used in) financing activities	58,523	(60,773)	97	15
Net increase in cash and cash equivalents	98,759	142,370	68,522	10,753

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts, reserve for inventories, useful lives of long-lived assets, impairment of long-lived assets, realization of deferred tax assets, incremental borrowing rate for leases, expected contract periods for indefinite term subscriptions, determination of the stand-alone selling prices, return allowances and share-based compensation. Prior to the restructuring, the results of the Offline Business are determined by using a combination of specific identification of revenues and certain costs as well as a reasonable allocation of the remaining costs using applicable cost drivers where specific identification is not determinable. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the rate of RMB 6.3726 per US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021 (exchange rate on December 31, 2021 was not available in the H.10 statistical release). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiary in Hong Kong is U.S. dollars (“US$”). The functional currency of WFOE and WFOE’s subsidiaries, the VIE and subsidiaries of the VIE located in the PRC is RMB.

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

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in “Accumulated other comprehensive loss”, a component of shareholders’ equity. Total foreign currency translation adjustment, were nil, RMB21,861 and RMB12,816 (US$2,011) as of December 31, 2019, 2020 and 2021, respectively.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits and highly liquid investments placed with banks and securities account which are unrestricted as to withdrawal or use and have original maturities of less than three months.

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

Inventories, net

Inventories primarily consist of products available for sale and are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Inventory reserve is recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs are recorded in cost of revenues in the consolidated statements of comprehensive loss.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As of December 31, 2020 and 2021, the Group had inventories cost of RMB19,539 and RMB32,163 (US$5,047), and the related inventory reserve was RMB2,666 and RMB4,109 (US$645), respectively.

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

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Useful Life
Intellectual property rights	3-10 years
Purchased software	1-5 years

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. After the acquisition of the Offline Business under common control, the Group began to integrate the online subscription service with the Offline Business which creates significant synergies across various aspects of the Group’ business operations. The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. The majority of the Group’s revenues for the years ended December 31, 2019, 2020 and 2021 were generated from the PRC. As of December 31, 2020 and 2021, all of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

Revenue recognition

The Group applies the five-step model outlined in ASC 606, Revenue from Contracts with Customers (“ASC 606”), to account for its revenue. The Group accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

The Group has elected to exclude from revenue sales taxes and other similar taxes that are both imposed on and are concurrent with revenue producing transactions. Therefore, revenues are recognized net of value added taxes (“VAT”).

Online subscriptions

The majority of the Group’s online subscription revenue is generated from non-cancellable subscriptions on its various self-directed and interactive applications.

The non-cancellable subscription contracts provide customers the access to hosted software over a contract term without the customer taking possession of the content software. Subscription revenue is recognized ratably over the contract period as the performance obligation is satisfied. The subscription services are sold in short term periods, typically no more than 12 months. Certain subscriptions have contracts with no fixed duration and are marketed as indefinite term subscriptions. For these indefinite term subscriptions, the Group considers users’ historical usage patterns and contract periods of comparable subscriptions, or the products’ designed features and anticipated usage patterns, to arrive at the best estimates of the expected contract periods, over which the Group recognizes related revenue ratably.

The Group also offers its customers to purchase specified completed digital contents on certain applications. The completed digital contents can be downloaded and used offline indefinitely. Therefore, customers take possession of these contents, and revenues from sales of completed digital content is recognized at a point in time when the content is made available for the customer’s use.

Offline products and others

The Group sells materials and smart devices to individual users, kindergartens and distributors. Revenue from offline products is recognized when control of the promised goods is transferred to the customer, at an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group offers certain customers with rights of return. These rights are accounted for as variable consideration when estimating the amount of revenue to be recognized by utilizing expected value method. As of December 31, 2020 and 2021, the liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities for return allowances were not material.

Some contracts with customers include promise to transfer both online subscriptions and offline products. The Group identified the offerings of material offline products as separate performance obligations if customers can benefit from the products on their own and the promise to deliver the products is separately identifiable from the online subscriptions in accordance with ASC 606. Revenue is allocated to each identified performance obligation based on its relative standalone selling price (“SSP”). In instances where stand-alone selling price is not directly observable, considerations are allocated using adjusted market assessment approach and expected cost plus margin approach. Determining the stand-alone selling price of each separate unit may require significant judgments, and significant assumptions and estimates have been made in estimating the relative selling price of each single-element.

Deferred revenue and customer advances

Timing of revenue recognition may differ from the timing of cash collection. For certain revenue contracts, customers are required to pay before the services and goods are delivered to the customer. The Group recognizes the excess of payments received as compared to the recognized revenue as deferred revenue or customer advances, which primarily consist of unearned revenue related to subscription services which is recognized ratably over the subscription period, and advanced payments received from customers for goods to be delivered and services to be provided.

Payment terms and conditions vary by contract type and customer. For the offerings of online subscriptions and sales of offline procucts to individual users, immediate payment upon purchase is required. Payments made through certain third-party payment service providers are collected on a real time basis, and payments made through mobile app stores and other third party online channels are generally collected within 60 days. For sales of child-rearing materials and devices to kindergartens and distributors, payment terms generally require advanced payments or payment within 180 days. In instances where the timing of revenue recognition differs from the timing of payment, the Group has determined that its contracts do not include a significant financing component.

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

Cost of revenues

Cost of revenues primarily represents costs incurred to support and maintain online applications including channel costs, product costs, freight, rental costs, salaries and benefits for employees directly involved in revenue generation activities.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development expenses

Research and development expenses primarily consist of salaries, benefits and share-based compensation for research and development personnel, third-party outsourcing service provider costs and rental costs. The Group expenses research and development costs as they are incurred.

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive loss. The advertising expenses were RMB4,593, RMB63,195 and RMB126,264 (US$19,814) for the years ended December 31, 2019, 2020 and 2021, respectively.

Employee benefit expenses

All eligible employees of the Group in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group recorded employee benefit expenses of RMB22,107, RMB24,073 and RMB89,679 (US$14,073) for the years ended December 31, 2019, 2020 and 2021, respectively.

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

The Group applies ASC 718 to account for share-based payments for acquiring goods and services from non-employees at grant date fair value.

The Group has elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting or cliff vesting based on service conditions and performance conditions and only if performance-based conditions are considered probable to be satisfied. The Group elected to account for forfeitures as they occur. The Group, with the assistance of an independent valuation firm, determined the fair value of the share options.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A change in the terms or conditions of equity-based awards is accounted for as a modification of the award. The Group measures the incremental compensation cost as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period of the modification occurs. For unvested awards, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award.

Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) and all subsequent ASUs relating to this Topic (collectively, “ASC 842”) on January 1, 2020 using the modified retrospective method and did not restate comparable periods. The Group elected the package of practical expedients permitted under the transition guidance, which allowed the Group to carry forward the historical lease classification for any expired or existing contract and the accounting for the initial direct costs on those leases on the adoption date. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

The Group leases real estate property under operating leases. Right-of-use (“ROU”) assets are recognized at the amount of the lease liabilities, adjusted for cumulative prepayments and lease incentives, if any. Lease liabilities are recognized at the present value of the lease payments over the lease term at the commencement date. As the rate implicit in the Group’s leases are not readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis, the amount of the lease payments in the same currency, for a similar term and in a similar economic environment. The Group recognizes operating lease expense on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise. The Group accounts termination of a lease before the expiration of the lease term by removing the right-of-use asset and the lease liability, with profit or loss recognized for the difference, if any.

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

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements and is periodically assessed for adequacy, and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Loss per share

In accordance with ASC 260, Earnings Per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s contingently redeemable ordinary shares are participating securities. For the year ended December 31, 2019, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. For the years ended December 31, 2020 and 2021, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively.

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

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, accounts receivable, amounts due from and due to related parties, accounts payable and certain other current assets and liabilities. The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying values of the financial instruments approximate their fair values due to their short-term maturities.

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

There were no assets and liabilities measured at fair value on a recurring basis or nonrecurring basis as of December 31, 2020 and 2021.

Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss includes net loss and foreign currency translation adjustment of the Group.

Impact of COVID-19

During the years ended December 31, 2020 and 2021, the Group’s operations has been affected by the COVID-19 pandemic. The sales of offline products has been negatively impacted by the COVID-19 outbreak, as child-rearing organizations, which are the major customers of the Group’s offline products, have undergone temporary closures since early 2020. The Group has considered the impact in the provision of allowance for doubtful accounts and reserves for inventories.

There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in customer behavior, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for doubtful accounts, the valuation of inventories and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Group’s current estimates in future periods.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. ASU 2016-13 is effective for the Group for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Group is currently evaluating the impact on the consolidated financial statements of adopting this guidance.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes. This update eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for the Group for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Group is currently evaluating the impact on the consolidated financial statements of adopting this guidance.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group is currently evaluating the impact on the consolidated financial statements of adopting this guidance.

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

The Group did not have customers accounted for more than 10% of the total revenue for the years ended December 31, 2019, 2020 and 2021.

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

3. CONCENTRATION OF RISKS (Continued)

Accounts receivable are typically unsecured and denominated in RMB. Accounts receivable primarily comprise of net cash to be collected from reputable mobile app stores, third-party online payment channels, child-rearing organizations and distributors. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of 1.3% during the year ended December 31, 2019 and appreciation of 6.3% and 2.3% during the years ended December 31, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.

4. REVENUE AND DEFERRED REVENUE

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Online subscriptions:
Recognized over time	106,163	429,633	831,363	130,459
Recognized at a point in time	1,246	833	982	154
	107,409	430,466	832,345	130,613
Offline products and others recognized at a point in time	111,247	101,449	112,377	17,634
Total revenues	218,656	531,915	944,722	148,247

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

4. REVENUE AND DEFERRED REVENUE (Continued)

Contract cost

Deferred channel costs were recorded under “Prepayment and other current assets” (Note 6). For the years ended December 31, 2019, 2020 and 2021, the Group recognized RMB22,381, RMB89,444 and RMB170,068 (US$26,687), respectively, of amortization of deferred channel costs as “Cost of revenues”. There was no impairment recognized to the deferred channel costs during the years ended December 31, 2019, 2020 and 2021.

Deferred revenue and customer advances

Deferred revenue and customer advances primarily consist of deferred revenue from online subscriptions and advanced consideration received from customers for the sales of offline products and others, which are recognized as contract liability until services are provided to the customer and products are delivered at customers.

Revenue recognized during the year ended December 31, 2021 that was included in the deferred revenue and customer advances balance of RMB268,613 at January 1, 2021 was RMB262,437 (US$41,182).

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Accounts receivable	78,121	56,513	8,868
Allowance for doubtful accounts	(156)	(381)	(60)
Accounts receivable, net	77,965	56,132	8,808

The movements in the allowance for doubtful accounts were as follows:

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Balance at beginning of the year	316	156	24
Provisions/(reversals)	(160)	225	36
Balance at end of the year	156	381	60

6. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred channel costs (Note 4)	56,335	59,501	9,337
VAT prepayments	3,433	8,909	1,398
Rental deposits	2,636	489	77
Advances to suppliers	136	481	75
Others	2,079	3,471	544
	64,619	72,851	11,431

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Electronic equipment	8,793	17,815	2,796
Less: accumulated depreciation	(2,403)	(5,529)	(868)
Property and equipment, net	6,390	12,286	1,928

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 was RMB511, RMB1,360 and RMB3,399 (US$533), respectively.

8. INTANGIBLE ASSETS, NET

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Intellectual property rights(1)	7,375	22,919	3,596
Purchased software	5,570	8,543	1,341
Less: accumulated amortization	(1,156)	(4,175)	(655)
Intangible assets, net	11,789	27,287	4,282
(1)	Intellectual property rights represent acquired titles or copyrights of assorted digital contents that can be used in developing and operating the Group’s online applications and other products.

The Group recorded amortization expense of RMB86, RMB1,454 and RMB3,019 (US$474) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, estimated amortization expense of the existing intangible assets for each of the next five years is RMB5,340 (US$ 838), RMB5,164 (US$810), RMB4,369 (US$686), RMB3,585 (US$563) and RMB2,957 (US$464), respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

9. LEASES

The total lease cost for the years ended December 31, 2020 and 2021 were RMB11,432 and RMB22,147 (US$3,476), comprised of operating lease cost of RMB11,297 and RMB21,755 (US$3,414), and short-term lease cost of RMB135 and RMB392 (US$62), respectively. Cash payments for operating leases for the years ended December 31, 2020 and 2021 were RMB10,463 and RMB21,598 (US$3,389), respectively. The weighted-average remaining lease term as of December 31, 2020 and 2021 were 5.07 years and 1.90 years, respectively. The weighted average incremental borrowing rate as of December 31, 2020 and 2021 were 8.01% and 7.54%, respectively. The undiscounted future minimum payments under the Group’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheets was as below:

	As of December 31, 2021
	RMB	US$
2022	25,777	4,045
2023	7,580	1,189
2024	1,563	245
2025	1,327	208
2026	508	80
Total lease payments	36,755	5,767
Less: Imputed interest	2,509	393
Present value of lease liabilities	34,246	5,374

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Payroll payable	55,176	69,202	10,859
Tax payable	17,391	20,091	3,153
Accrued expenses	29,063	17,261	2,709
Deposits	2,061	1,985	311
Others	3,338	7,356	1,154
	107,029	115,895	18,186

11. TAXATION

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

11. TAXATION (Continued)

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

Tianjin Hongen is qualified as SE and is entitled to an exemption from the enterprise income tax for two years beginning from 2020, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a SE is subject to annual evaluation by the relevant authorities in China. In 2021, Tianjin Hongen was granted HNTE certificate and is also entitled to a preferential tax rate of 15% for three years starting from 2021. The Group expects to adopt the tax exemption as SE in the Annual Filing of Enterprise Income Taxes for the fiscal year of 2021 that would be completed in May 2022.

In 2019, Beijing Jinhongen was qualified as a small and micro-sized enterprise, and it was eligible for 75% reduction for its first RMB1,000 of annual taxable income, and 50% of reduction for its annual taxable income between RMB1,000 and RMB3,000. Therefore, Beijing Jinhongen was subject to the applicable tax rate of 20% in 2019. In 2020 and 2021, Beijing Jinhongen was subject to the 25% EIT rate.

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

To the extent that the PRC subsidiaries and VIE and its subsidiaries have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2020 and 2021, the Group did not record any withholding tax as the PRC entities were still in accumulated deficit position.

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended
	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current income tax expenses (benefits)	1,364	466	(145)	(23)
Deferred income tax expenses	—	—	—	—
Total income tax expenses (benefits)	1,364	466	(145)	(23)

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

11. TAXATION (Continued)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Loss before income tax	(274,233)	(37,010)	(37,196)	(5,837)
Income tax computed at the PRC statutory tax rate of 25%	(68,558)	(9,253)	(9,299)	(1,459)
Effect of differing tax rates in different jurisdictions	—	1,596	5,232	821
Effect of tax rate changes on deferred taxes	—	50,950	—	—
Research and development super‑deduction	(8,774)	(12,707)	(31,855)	(4,999)
Shared‑based compensation expenses	67,635	19,913	3,223	506
Non‑deductible expenses	554	3,678	1,656	260
Effect of PRC preferential tax rates and tax holiday	—	(22,458)	(43,974)	(6,900)
Change in valuation allowance	10,342	(31,269)	75,192	11,799
Others	165	16	(320)	(51)
Income tax expenses	1,364	466	(145)	(23)

Income tax expense related to the Offline Business is included in above effective tax rate reconciliation, in particular, deferred tax items not preserved due to Onshore Restructuring are included in above “valuation allowance” in the amount of RMB(924) for the year ended December 31, 2019.

Deferred tax

The significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets
Tax loss carry forward	6,520	50,497	7,924
Deferred revenue and customer advances	721	30,984	4,862
Lease liabilities recognized under ASC 842	1,630	7,498	1,177
Others	383	964	151
Less: valuation allowance	(7,624)	(82,816)	(12,996)
	1,630	7,127	1,118
Deferred tax liabilities
ROU assets recognized under ASC 842	(1,630)	(7,127)	(1,118)
	(1,630)	(7,127)	(1,118)
Presentation in the consolidated balance sheets
Deferred tax assets, net	—	—	—
Deferred tax liabilities, net	—	—	—
Net deferred tax assets, net	—	—	—

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

11. TAXATION (Continued)

The Company operates through its WFOE, VIE and the VIE’s subsidiaries and valuation allowance is considered on an individual entity basis. The Group recorded valuation allowance against deferred tax assets of those entities that were in a three year cumulative financial loss as of December 31, 2020 and 2021. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, forecasting profits, existence of taxable temporary differences and reversal periods.

As of December 31, 2021, the Group had taxable losses of approximately RMB201,701 (US$31,651) mainly deriving from entities in the PRC. The tax losses in the PRC can be carried forward for five years to offset future taxable profit. The tax losses of entities in the PRC will begin to expire in 2022, if not utilized.

Unrecognized tax benefit

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. As of and for the years ended December 31, 2019, 2020 and 2021, there were no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

In general, the PRC tax authority has up to five years to conduct examinations of the tax filings. Accordingly, as of December 31, 2021, the tax years ended December 31, 2016 through period ended as of the reporting date for the Company’s PRC entities remain open to examination by the PRC tax authorities.

12. CONTINGENTLY REDEEMABLE ORDINARY SHARES

On December 6, 2019, the Group issued 11,318,619 contingently redeemable ordinary shares with preferential rights (the “Contingently Redeemable Ordinary Shares”) to a third-party investor (the “Investor Shareholder”), of which RMB120,000 and RMB40,000 were received on December 6, 2019 and May 18, 2020, respectively. All of the Contingently Redeemable Ordinary Shares were converted to 11,318,619 Class A ordinary shares upon the completion of the Group’s IPO in October 2020 (Note 13).

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

12. CONTINGENTLY REDEEMABLE ORDINARY SHARES (Continued)

The Company concluded that Contingently Redeemable Ordinary Shares are not redeemable currently, but it is probable to become redeemable. The Company chose to recognize changes in the redemption value immediately as they occur and adjusted the carrying amount of the Contingently Redeemable Ordinary Shares to equal the redemption value at the end of each reporting period. An accretion charge of RMB821 and RMB10,792 was recorded as an increase to the net loss attributable to ordinary shareholders for the years ended December 31, 2019 and 2020, respectively.

13. ORDINARY SHARES

Upon completion of the IPO, the Company issued 7,000,000 ADSs, representing 35,000,000 Class A ordinary shares, and 1,050,000 ADSs, representing 5,250,000 Class A ordinary shares, pursuant to the underwriters’ full exercise of their option to purchase additional ADSs. Proceeds from the issuance of IPO shares, net of issuance cost, was RMB589,587. Immediately prior to the completion of the IPO, all the ordinary shares held by the controlling shareholder were converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders were converted into an equal number of the Class A ordinary shares, all of outstanding Contingently Redeemable Ordinary Shares were automatically converted on a one-for-one basis into 11,318,619 Class A ordinary shares, and the related aggregate carrying value of RMB171,580 was reclassified from mezzanine equity to shareholders’ equity.

As of December 31, 2020 and 2021, the authorized share capital consisted of 1,000,000,000 shares, of which 700,000,000 shares were designated as Class A ordinary shares, 200,000,000 as Class B ordinary shares, and 100,000,000 shares of such class (or classes) as the board of directors may determine. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

As of December 31, 2020, there were 122,622,382 and 144,000,000 Class A and Class B ordinary shares issued and outstanding, respectively. As of December 31, 2021, there were 125,122,382 Class A shares issued and 123,852,667 outstanding, and 144,000,000 Class B ordinary shares issued and outstanding. No Class B ordinary shares were converted into Class A ordinary shares during the years ended December 31, 2020 and 2021.

14. SHARE REPURCHASE PROGRAM

In December 2021, the Company’s Board of Directors authorized a share repurchase program (“2021 Share Repurchase Program”) under which the Company may repurchase up to 10 million U.S. dollars worth of its ADSs over the following 12 months. The share repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulation.

For the year ended December 31, 2021, the Company repurchased 9,000 ADSs, equivalent of 45,000 ordinary shares for 164 thousands in RMB (26 thousands in U.S. dollars) on the open market, at a weighted average price of US$2.86 per ADS.

The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

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

The options granted are accounted for as equity awards and contain both service and performance vesting conditions. The options generally vest in several installments over certain service periods, subject to certain specified performance targets. In addition, majority of the options granted will not be vested and exercisable until the closing of an IPO and the completion of the requisite service periods after such IPO. Certain options granted would be fully vested and exercisable upon the closing of an IPO. The Company records shared-based compensation expense for options with performance conditions using an accelerated method over the requisite service period only if performance conditions are considered probable to be satisfied. Through the date of IPO, the Company has not recognized shared-based compensation expense for the options because the IPO is a performance condition that is not considered probable until it occurs. Upon the Company’s IPO in October 2020, the performance condition was met and RMB73,378 of share-based compensation expenses was recognized accumulatively related to these awards.

In December 2021, the Company modified its share options granted under the Share Incentive Plan, to remove certain performance vesting conditions, if bound, for eligible share options. The incremental cost resulted from the modification is not material.

A summary of the option activities under the Share Incentive Plan is stated below:

				Weighted‑
		Weighted‑	Weighted‑	average
		average	average	remaining	Aggregate
	Number of	Exercise	grant‑date	contractual	intrinsic
	options	price	fair value	term	value
		US$	US$	Years	US$
Outstanding, December 31, 2020	14,164,968	0.88	1.28	8.93	38,899
Granted	—	—
Forfeited	(1,889,089)	1.45
Exercised	(1,275,285)	0.06
Outstanding, December 31, 2021	11,000,594	0.87	1.25	7.89	2,284
Vested and expected to vest at December 31, 2021	11,000,594	0.87	1.25	7.89	2,284
Exercisable at December 31, 2021	4,410,630	0.61	1.65	8.22	1,346

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2021 and the options’ respective exercise price. The total intrinsic value of options exercised was nil during the years ended December 31, 2019 and 2020 as no options were exercised. The total intrinsic value of options exercised was RMB4,074 (US$639) during the year ended December 31, 2021.

The total fair value of share options vested during the years ended December 31, 2019, 2020 and 2021 was nil, RMB49,835 and RMB15,725 (US$2,468), respectively. As of December 31, 2021, total unrecognized share-based compensation expenses related to unvested share-based awards were RMB16,296 (US$2,557), which were expected to be recognized over a weighted-average vesting period of 1.84 years.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

15. SHARE-BASED PAYMENTS (Continued)

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

The assumptions used to estimate the fair value of the options granted are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
Fair value per ordinary share as at valuation date	US$0.73 - US$1.93	US$1.30 — US$5.55	—
Risk‑free rate	1.92% - 2.69%	0.69% - 0.84%	—
Expected volatility range	48.0% - 48.1%	50.87% - 51.22%	—
Exercise multiple	2.2	2.2 — 2.8	—

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

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended
	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cost of revenue	—	1,897	940	148
Research and development expenses	76,301	19,499	5,431	852
Sales and marketing expenses	25,892	2,858	3,010	472
General and administrative expenses	168,348	55,637	5,794	909
	270,541	79,891	15,175	2,381

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

16. LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Numerator:
Net loss	(275,597)	(37,476)	(37,051)	(5,814)
Accretion to redemption value of contingently redeemable ordinary shares (Note 12)	(821)	(10,792)	—	—
Net loss attributable to ordinary shareholders—basic and diluted	(276,418)	(48,268)	(37,051)	(5,814)
Denominator:
Weighted average number of shares outstanding—basic and diluted	181,427,603	226,339,320	266,631,802	266,631,802
Basic and diluted loss per share	(1.52)	(0.21)	(0.14)	(0.02)

Basic and diluted loss per share are computed using the weighted average number of ordinary shares outstanding during the period.

For the year ended December 31, 2019, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities, the contingently redeemable ordinary shares, do not have contractual rights and obligations to share the losses of the Group. For the years ended December 31, 2020 and 2021, the two-class method is applicable because the Company has two classes of ordinary shares, Class A and Class B. However, basic and diluted loss per share are not reported separately for Class A ordinary shares or Class B ordinary shares as each class of shares has the same rights to undistributed and distributed earnings. The effects of all outstanding contingently redeemable ordinary shares and share options were excluded from the computation of diluted loss per share for the years ended December 31, 2019, 2020 and 2021 as their effects would be anti-dilutive.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

17. RELATED PARTY TRANSACTIONS

a)	Related parties

Shareholders of the Group

●	Mr. Michael Yufeng Chi
●	Mr. Tian Liang

Entities controlled by controlling shareholder

●	Hongen Education
●	Shihezi Happy Forever Equity Investment Co., Ltd. (“Shihezi Happy Forever”)
●	Subsidiaries and affiliates of Perfect World Holding Group Co., Ltd. (“Perfect World Group”)
●	Entities involved in the operation of kindergarten business of Hongen Education (“Hongen Kindergartens”)
b)	The Group had the following related party transactions:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Product sales to Hongen Kindergartens	1,624	1,326	2,157	338
Rental and property management services from Perfect World Group(1)	240	240	26,463	4,153
Research and development outsourcing, administrative, IP licensing and other services from Perfect World Group	2,059	1,303	3,979	624
Research and development outsourcing services from Hongen Kindergartens	—	381	459	72
Assets transferred to Perfect World Group(2)	—	8,405	429	67
Proceeds of loans from shareholders(3)	2,000	—	—	—
Repayments of loans from shareholders(3)	12,000	—	—	—
Repayments of loans from Shihezi Happy Forever(4)	51,819	—	—	—

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

17. RELATED PARTY TRANSACTIONS (Continued)

The Group had the following related party balances at the end of the year:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Amounts due from related parties, current:
Perfect World Group entities(5)	—	2,799	439
Hongen Education	322	46	7
	322	2,845	446
Amounts due from related parties, non-current:
Perfect World Group entities(5)	—	4,223	663
	—	4,223	663
Amounts due to related parties:
Hongen Education	127	—	—
Perfect World Group entities(1)	358	8,853	1,389
	485	8,853	1,389
Operating lease right-of-use assets leased from:
Perfect World Group entities(1)	174	32,944	5,170
	174	32,944	5,170
Current operating lease liabilities arising from offices leased from:
Perfect World Group entities(1)	174	23,270	3,652
	174	23,270	3,652
Non-current operating lease liabilities arising from offices leased from:
Perfect World Group entities(1)	—	5,501	863
	—	5,501	863
(1)	In January 2021, the Group entered into a lease arrangement with Perfect World Group to lease offices in Beijing. The Group accounted for the lease arrangement as operating leases in accordance with ASC 842 and measured ROU assets and operating lease liabilities arising from the lease accordingly. Lease payments due at December 31, 2021 pursuant to the lease contracts were recognized as amounts due to related parties as of December 31, 2021. Accompanying the lease arrangement, Perfect World Group also provided the Group with property management services.
(2)	In October 2020, the Group transferred certain intangible assets to Perfect World Group at the transaction price of RMB8,405. As the transaction was under common control, the difference between the transaction price and the carrying amount of the intangible assets was included in additional paid-in capital. No gain or loss was recognized. Perfect World Group has fully paid the consideration in 2020.

In December 2021, the Group transferred certain electronic equipment to Perfect World Group at the transaction price of RMB429 (US$67). As the transaction was under common control, the difference between the transaction price and the carrying amount of the intangible assets was included in additional paid-in capital. No gain or loss was recognized. Perfect World Group has fully paid the consideration in 2021.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

17. RELATED PARTY TRANSACTIONS (Continued)

(3)	In January 2018, Mr. Michael Yufeng Chi and Mr. Tian Liang entered into a two-year loan facility agreement with the Group, respectively. The loan is unsecured and non-interest bearing. The Group withdrew RMB10,000 and RMB2,000 during the year ended December 31, 2018 and 2019, respectively. The Group fully repaid the loans from the two shareholders in 2019.
(4)	In May 2016 and January 2017, Shihezi Happy Forever provided the Group with an on-demand, unsecured and non-interest-bearing loan. The Group withdrew RMB24,700 during the year ended December 31, 2018, resulting in an accumulative balance of RMB51,819 as of December 31, 2018. The Group fully repaid the loans in 2019.
(5)	Amounts due from Perfect World Group entities primarily consist of rental deposits and royalty prepayments to Perfect World Group and its affiliates.

18. RESTRICTED NET ASSETS

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

In accordance with the PRC Company Laws, the VIE and its subsidiaries must make appropriations from their annual after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory reserve and discretionary surplus reserve. The VIE and its subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory reserve until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus reserve is at the discretion of the VIE and its subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.As of December 31, 2020 and 2021, the Group’s PRC subsidiaries, VIE and subsidiaries of the VIE had appropriated RMB517 and RMB89 (US$14) to their reserves.

Furthermore, registered share capital and capital reserve accounts of the Company’s PRC subsidiary, the VIE and VIE’s subsidiaries are also restricted from distribution. As a result, the restrictions amounted to approximately RMB167,294 (US$26,252), or 27.50% of the Company’s total consolidated net assets as of December 31, 2021.

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

19. COMMITMENTS AND CONTINGENCIES

(1) Commitments for purchase and investment obligations

The following table sets forth the Group’s purchase and investment obligations as of December 31, 2021:

		Less than 1			Over 5
	Total	Year	1-3 Years	3-5 Years	Years
Purchase commitments	13,200	9,200	4,000	—	—
Investment commitment (Note 21)	26,333	26,333	—	—	—
Total	39,533	35,533	4,000	—	—

The Group’s purchase obligations represent commitment to acquire certain intellectual property rights.

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

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	89,178	197,381	30,973
Amounts due from subsidiaries and VIE	457,029	320,996	50,371
Total current assets	546,207	518,377	81,344
Non-current assets
Investments in subsidiaries, VIE and VIE’s subsidiaries	103,218	99,670	15,640
Total non-current assets	103,218	99,670	15,640
Total assets	649,425	618,047	96,984
LIABILITIES
Current liabilities
Amounts due to VIE	140	1,140	179
Accrued expenses and other current liabilities	6,632	8,536	1,339
Total current liabilities	6,772	9,676	1,518
Total liabilities	6,772	9,676	1,518
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2020 and December 31, 2021; 122,622,382 Class A shares issued and outstanding as of December 31, 2020; 125,122,382 Class A shares issued and 123,852,667 outstanding as of December 31, 2021; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2020 and December 31, 2021; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2020 and December 31, 2021)	184	185	29
Additional paid-in capital	1,050,304	1,066,052	167,287
Treasury stock	—	(164)	(26)
Accumulated other comprehensive loss	(21,861)	(34,677)	(5,442)
Accumulated deficit	(385,974)	(423,025)	(66,382)
Total shareholders’ equity	642,653	608,371	95,466
Total liabilities and shareholders’ equity	649,425	618,047	96,984

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating expenses
General and administrative expenses	(86)	(6,335)	(22,755)	(3,571)
Total operating expenses	(86)	(6,335)	(22,755)	(3,571)
Operating loss
Share of losses from subsidiaries, VIE and VIE’s subsidiaries	(275,511)	(31,142)	(15,874)	(2,491)
Other income, net	—	1	1,578	248
Loss before income taxes	(275,597)	(37,476)	(37,051)	(5,814)
Income tax expenses	—	—	—	—
Net loss	(275,597)	(37,476)	(37,051)	(5,814)
Accretion to redemption value of contingently redeemable ordinary shares	(821)	(10,792)	—	—
Net loss attributable to ordinary shareholders	(276,418)	(48,268)	(37,051)	(5,814)
Total comprehensive loss	(275,597)	(59,337)	(49,867)	(7,825)

Net cash provided by (used in) operating activities	—	970	(15,837)	(2,485)
Net cash provided by (used in) investing activities	—	(522,278)	127,514	20,010
Net cash provided by financing activities	—	632,732	313	49
Effect of exchange rate changes on cash and cash equivalents	—	(22,246)	(3,787)	(595)
Net increase in cash and cash equivalents	—	89,178	108,203	16,979
Cash and cash equivalents at the beginning of the year	—	—	89,178	13,994
Cash and cash equivalents at the end of the year	—	89,178	197,381	30,973

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries, the VIE and subsidiaries of the VIE.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data, or otherwise noted)

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

The parent company records its investment in its subsidiaries, the VIE and subsidiaries of the VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Under the equity method of accounting, the Company shall adjust the carrying amount of the investment for its share of the subsidiaries’ and other equity investees’ cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiaries’ and other equity investees’ losses. The Company confirmed its unlimited financial support to its subsidiaries for their operations. Consequently, the Company recognized its investment in excess of its share of cumulative losses in “ Investments in subsidiaries, VIE and VIE’s subsidiaries” on the condensed balance sheets, and the respective share in loss in “Share of losses from subsidiaries, VIE and VIE’s subsidiaries” on the condensed statements of comprehensive loss. The subsidiaries did not pay any dividends to the Company for the periods presented.

The parent company’s condensed financial statements should be read in conjunction with the Group’s consolidated financial statements.

21. SUBSEQUENT EVENTS

Investment

In January 2022, the Group acquired 10% of the equity interest of a privately-held company focusing on AI solutions, for a total cash consideration of approximately 26 million in RMB (4 million in U.S. dollars).