Form 20-F
period 2022-12-31
iHuman Inc.
filed 2023-04-25
CIK 1814423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Floor 8, Building B,

No. 1 Wangjing East Road,

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Vivien Weiwei Wang, Chief Financial Officer

E-mail: ir@ihuman.com

Telephone: +86 10 5780-6606

Floor 8, Building B,

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

As of December 31, 2022, there were 265,722,467 ordinary shares outstanding, being the sum of 121,722,467 Class A ordinary shares and 144,000,000 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).☒Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐  Yes   ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has been used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents five Class A ordinary shares;
●	“AI” refers to artificial intelligence;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“Hongen Education” are to Hongen Education & Technology Co., Ltd. and its predecessors and subsidiaries. Hongen Education is an affiliate of ours that shares a common director, Mr. Hanfeng Chi, with us. Furthermore, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns more than 50% of the voting power in both Hongen Education and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Hongen Education and our company. Therefore, Hongen Education and us are under common control, which, pursuant to Rule 405 under the Securities Act, makes Hongen Education an affiliate of ours;
●	“iHuman,” “we,” “us,” “our company” and “our” are to iHuman Inc., our Cayman Islands holding company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity and subsidiaries of the variable interest entity;
●	“monthly active user” or “MAUs” with respect to any of our apps, are to the number of unique mobile devices through which such app is accessed at least once in a given month. We treat each distinguishable device as a separate user for purposes of calculating MAUs, although it is possible that some people may use more than one mobile device and multiple people may share one mobile device to access our apps; “average MAUs” for a specific period, with respect to any of our apps, are to the monthly average of the sum of our MAUs for such app during that period; “total MAUs” is calculated by combining the MAUs of all of our apps in a given month, and duplicate access to different apps is not eliminated from the calculation; “average total MAUs” for a specified period, are to the monthly average of the sum of our total MAUs during that period;
●	“NYSE” are to the New York Stock Exchange;
●	“Offline products and others” are to our offline operations of intellectual development materials and devices;
●	“Online subscriptions” are to our online operations of tech-powered, intellectual development apps;
●	“our WFOEs” are to Hongen Perfect Future (Tianjin) Investment Co., Ltd. and Hongen Perfect (Beijing) Education Technology Development Co., Ltd. (each of which, “our WFOE”);
●	“paying users” for a specific period are to users who paid subscription fees for the premium content on any of our apps during that period; a user who makes payments across different apps using the same registered account is counted as one paying user; and a user who makes payments for the same app multiple times in the same period is counted as one paying user;
●	“Perfect World Group” or “Perfect World” are to Perfect World Holding Group Co., Ltd., a holding company incorporated in mainland China, and its subsidiaries, including Perfect World Co., Ltd., a company incorporated in mainland China and listed on the Shenzhen Stock Exchange (SZ:002624). Mr. Michael Yufeng Chi beneficially owns more than 50% of the voting power in both Perfect World Group and us and is a common director of both Perfect World Group and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Perfect World Group and our company. Therefore, Perfect World Group and us are under common control, which, pursuant to Rule 405 under the Securities Act, makes Perfect World Group an affiliate of ours;

●	“RMB” and “Renminbi” are to the legal currency of China;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“VIE” are to variable interest entity, and “the VIE” or “Tianjin Hongen” are to Tianjin Hongen Perfect Future Education Technology Co., Ltd.

Our reporting currency is RMB. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the total provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Cash Flows through Our Organization

iHuman Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the VIE and VIE’s subsidiaries in mainland China. As a result, iHuman Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries in China. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current regulations in mainland China permit our subsidiaries in mainland China to pay dividends to their respective shareholders only out of their retained earnings, if any, determined in accordance with accounting standards and regulations in mainland China. Furthermore, our subsidiaries, the VIE and VIE’s subsidiaries in mainland China are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and its subsidiaries, the VIE and VIE’s subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares. In 2020, there was no capital contributions from iHuman Inc. to our subsidiaries in mainland China. In 2021 and 2022, iHuman Inc., through its intermediate holding company, made capital contributions of RMB63.8 million and RMB68.7 million (US$10.0 million) to our subsidiaries in mainland China, respectively. In 2020, 2021 and 2022, iHuman Inc. provided to its subsidiaries loans of RMB457.0 million, nil and nil, respectively, and received repayments of nil, RMB127.5 million and nil, respectively. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries, the VIE and VIE’s subsidiaries; no subsidiaries paid dividends or made other distributions to the holding company; and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For mainland China and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The VIE is required to transfer cash to our WFOEs by paying service fees according to the contractual arrangements. The VIE paid our WFOEs service fees of RMB5.0 million, RMB43.0 million and RMB89.5 million (US$13.0 million) in 2020, 2021 and 2022, respectively. In 2020, 2021 and 2022, the VIE provided to our WFOEs loans of nil, RMB55.0 million and RMB126.0 million (US$18.3 million), respectively, and received repayments of nil, nil and RMB90.0 million (US$13.0 million), respectively. For details of the financial position, cash flows and results of the VIE, see “Item 3. Key Information—Financial Information Related to the VIE” and page F-13 of this annual report on Form 20-F. Going forward, we intend to transfer the benefits of the VIE and VIE’s subsidiaries to our WFOEs under the contractual arrangements.

Under laws and regulations in mainland China, our subsidiaries in mainland China and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. In addition, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our subsidiaries in mainland China to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our subsidiaries in mainland China to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in mainland China to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation in mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our subsidiaries in mainland China and the VIE in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to iHuman Inc. /Shareholders	67.5%

Notes:

(1)

For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.

(2)

Under the terms of contractual agreements, our subsidiaries in mainland China may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our subsidiaries in mainland China and eliminate in consolidation. For income tax purposes, our subsidiaries in mainland China and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our subsidiaries in mainland China and are tax neutral.

(3)

Certain of our subsidiaries and the VIE and VIE’s subsidiaries qualify for 12.5% or 15% preferential income tax rate in mainland China. However, such preferential rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law and related regulations impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our subsidiaries in mainland China under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our subsidiaries in mainland China (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our subsidiaries in mainland China for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the subsidiaries in mainland China. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE and VIE’s subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations in mainland China. As of the date of this annual report, our subsidiaries in mainland China and the VIE and VIE’s subsidiaries have obtained the licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE, and VIE’s subsidiaries in China, including, among others, four licenses for internet information services, or the ICP Licenses, two Production and Operation of Radio and TV Programs Permits, and one Internet Culture Business Operating License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions of our platform at the present stage or in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit and the Online Transmission of Audio-Visual Programs License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies in mainland China regarding the industry in which we operate, which may materially and adversely affect our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies.”

Furthermore, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, pursuant to which (i) a major operating entity in mainland China designated by us may be required to file with the CSRC, in connection with any follow-on offering and certain other activities as required by the Trial Measures; and (ii) we may be required to report relevant information to the CSRC after the occurrence of certain events. On the same day, the CSRC also held a press conference for the release of the Trial Measures and the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that, domestic companies that have already completed the overseas offering and listing prior to the effectiveness of the Trial Measures are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. Therefore, as advised by our PRC counsel, under the Trial Measures, we are not required to file to the CSRC of our previous offering and listing on the NYSE, but could be subject to the filing and reporting requirements to the CSRC with respect to future offerings and occurrence of certain events. If we fail to complete the filing procedures or conceals any material fact or falsifies any major content in our filing documents for any follow-on offering and certain other activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, effective from February 15, 2022, pursuant to which online platform operators that engage in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC, nor have we received any notice or inquiry from relevant competent authorities requiring us to apply for cybersecurity review. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes data in the ordinary course, and we are required to comply with PRC and other applicable laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.”

Financial Information Related to the VIE

The following table presents the condensed consolidating schedule of results of operations, financial position and cash flows for our consolidated subsidiaries, the VIE and VIE’s subsidiaries and other entities for the periods ended and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2022
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	81	—	985,436	—	985,517
Inter-company revenues(1)	—	243	80,980	—	(81,223)	—
Third-party cost of revenues and operating expenses	(18,993)	(8,136)	(142,120)	(704,686)	—	(873,935)
Inter-company cost of revenues and operating expenses(1)	—	(171)	—	(80,980)	81,151	—
Share of income (losses) from subsidiaries, the VIE and VIE’s subsidiaries(2)	126,241	(58,731)	—	—	(67,510)	—
Other income, net	2,571	3,823	2,996	11,800	—	21,190
Income (loss) before income taxes	109,819	(62,891)	(58,144)	211,570	(67,582)	132,772
Income tax expenses	—	—	(587)	(22,366)	—	(22,953)
Net income (loss)	109,819	(62,891)	(58,731)	189,204	(67,582)	109,819

	For the Year Ended December 31, 2021
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	—	—	944,722	—	944,722
Inter-company revenues(1)	—	—	42,179	—	(42,179)	—
Third-party cost of revenues and operating expenses	(22,755)	(831)	(151,627)	(823,757)	—	(998,970)
Inter-company cost of revenues and operating expenses(1)	—	—	—	(42,179)	42,179	—
Share of income (losses) from subsidiaries, the VIE and VIE’s subsidiaries(2)	(15,874)	(108,777)	—	—	124,651	—
Other income, net	1,578	1,559	823	13,092	—	17,052
Income (loss) before income taxes	(37,051)	(108,049)	(108,625)	91,878	124,651	(37,196)
Income tax benefits (expenses)	—	—	(152)	297	—	145
Net income (loss)	(37,051)	(108,049)	(108,777)	92,175	124,651	(37,051)

	For the Year Ended December 31, 2020
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	—	—	531,915	—	531,915
Third-party cost of revenues and operating expenses	(6,335)	(255)	(7,508)	(562,268)	—	(576,366)
Share of losses from subsidiaries, the VIE and VIE’s subsidiaries(2)	(31,142)	(7,508)	—	—	38,650	—
Other income, net	1	107	—	7,333	—	7,441
Loss before income taxes	(37,476)	(7,656)	(7,508)	(23,020)	38,650	(37,010)
Income tax expenses	—	—	—	(466)	—	(466)
Net loss	(37,476)	(7,656)	(7,508)	(23,486)	38,650	(37,476)
Accretion of ordinary shares with preferential rights to redemption value	(10,792)	—	—	—	—	(10,792)
Net loss attributable to ordinary shareholders	(48,268)	(7,656)	(7,508)	(23,486)	38,650	(48,268)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Assets
Cash and cash equivalents	186,825	284,105	73,448	505,621	—	1,049,999
Amounts due from Group companies(3)	282,687	—	11,489	111,494	(405,670)	—
Amounts due from related parties	—	—	547	1,739	—	2,286
Investments in subsidiaries, the VIE and VIE’s subsidiaries(2)	306,751	—	—	—	(306,751)	—
Other assets	2,382	992	12,665	265,147	(72)	281,114
Total assets	778,645	285,097	98,149	884,001	(712,493)	1,333,399
Amounts due to Group companies(3)	2,092	282,686	109,403	11,489	(405,670)	—
Amounts due to related parties	—	—	2,124	4,820	—	6,944
Loss in excess of investments in subsidiaries(2)	—	41,144	—	—	(41,144)	—
Other liabilities	7,101	5,875	27,766	516,261	—	557,003
Total liabilities	9,193	329,705	139,293	532,570	(446,814)	563,947
Total shareholders’ equity (deficit)	769,452	(44,608)	(41,144)	351,431	(265,679)	769,452

	As of December 31, 2021
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Assets
Cash and cash equivalents	197,381	321,641	20,565	315,775	—	855,362
Amounts due from Group companies(3)	320,996	—	8,410	67,899	(397,305)	—
Amounts due from related parties	—	—	1,214	5,854	—	7,068
Investments in subsidiaries, the VIE and VIE’s subsidiaries(2)	99,670	—	—	—	(99,670)	—
Other assets	—	—	30,021	208,430	—	238,451
Total assets	618,047	321,641	60,210	597,958	(496,975)	1,100,881
Amounts due to Group companies(3)	1,140	320,970	66,785	8,410	(397,305)	—
Amounts due to related parties	—	—	4,974	3,879	—	8,853
Loss in excess of investments in subsidiaries(2)	—	51,355	—	—	(51,355)	—
Other liabilities	8,536	96	39,806	435,219	—	483,657
Total liabilities	9,676	372,421	111,565	447,508	(448,660)	492,510
Total shareholders’ equity (deficit)	608,371	(50,780)	(51,355)	150,450	(48,315)	608,371

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2022
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	(18,992)	894	(51,715)	258,279	—	188,466
Net cash used in investing activities	(1,655)	(69,007)	(100)	(68,433)	106,353	(32,842)
Net cash provided by (used in) financing activities	(6,956)	1,655	104,698	—	(106,353)	(6,956)

	For the Year Ended December 31, 2021
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	(15,837)	755	(91,684)	144,980	—	38,214
Net cash provided by (used in) investing activities	127,514	(64,598)	(10,396)	(76,555)	(7,916)	(31,951)
Net cash provided by (used in) financing activities	313	(127,514)	119,598	97	7,916	410

	For the Year Ended December 31, 2020
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	970	(80)	3,331	218,765	—	222,986
Net cash used in investing activities	(522,278)	—	(284)	(15,622)	522,278	(15,906)
Net cash provided by (used in) financing activities	632,732	522,278	—	(60,773)	(522,278)	571,959

Notes:

(1)	Represents the elimination of the intercompany service charge at the consolidation level.
(2)	Represents the elimination of the investments among the iHuman Inc., Subsidiaries (other than WFOEs), WFOEs, and the VIE and VIE’s subsidiaries.

(3)	Represents the elimination of intercompany balances among the iHuman Inc., Subsidiaries (other than WFOEs), WFOEs, and the VIE and VIE’s subsidiaries.

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

iHuman Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE with which we have maintained contractual arrangements, and VIE’s subsidiaries. Laws and regulations in mainland China restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE and VIE’s subsidiaries, and rely on contractual arrangements among our subsidiaries in mainland China, the VIE and its shareholders. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for substantially all of our total revenues for 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to iHuman Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and VIE’s subsidiaries in mainland China, including but not limited to, Tianjin Hongen Perfect Future Education Technology Co., Ltd. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

The following diagram illustrates our corporate structure, including our major subsidiaries, the VIE and its major subsidiaries, as of December 31, 2022:

Note:

(1)

Shareholders of Tianjin Hongen and their respective shareholdings in the VIE and relationship with our company are (i) Mr. Hanfeng Chi (63.61)%, our director and brother of Mr. Michael Yufeng Chi, our controlling shareholder; (ii) Sanming Juyichang Enterprise Management Service Partnership (Limited Partnership) (17.67)%, a limited partnership incorporated in mainland China beneficially and wholly owned by our employees and consultant; (iii) Mr. Tian Liang (7.07)%, our shareholder; (iv) Sanming Jushengyi Enterprise Management Service Partnership (Limited Partnership) (6.65)%, a limited partnership incorporated in mainland China beneficially and wholly owned by our employees; and (v) Sanming Kangqian Information Technology Service Co., Ltd. (5)%, a company incorporated in mainland China beneficially and wholly owned by Mr. Hanfeng Chi, our director.

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

However, the contractual arrangements may not be as effective as direct ownership of the VIE and VIE’s subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the legal system in mainland China may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form the power to direct activities of the VIE that most significantly impact its economic performance, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts in mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert the power to direct the activities of the VIE that most significantly impact its economic performance, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations in mainland China relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

Other Risks Related to Our Operations in Mainland China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving laws and regulations in mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Significant oversight and discretion by PRC government over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in mainland China could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Selected Consolidated Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheets data as of December 31, 2021 and 2022, and selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and selected consolidated cash flow data for the years ended December 31, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statement of Operations:
Revenues	131,867	218,656	531,915	944,722	985,517	142,887
Cost of revenues(1)	(65,854)	(84,163)	(166,472)	(284,098)	(294,343)	(42,676)
Gross profit	66,013	134,493	365,443	660,624	691,174	100,211
Operating expenses
Research and development expenses(1)	(52,103)	(170,155)	(199,510)	(415,334)	(313,481)	(45,450)
Sales and marketing expenses(1)	(21,987)	(53,716)	(95,717)	(202,093)	(156,916)	(22,751)
General and administrative expenses(1)	(13,986)	(189,433)	(114,667)	(97,445)	(109,195)	(15,832)
Total operating expenses	(88,076)	(413,304)	(409,894)	(714,872)	(579,592)	(84,033)
Operating income (loss)	(22,063)	(278,811)	(44,451)	(54,248)	111,582	16,178
Other income, net	6,069	4,578	7,441	17,052	21,190	3,072
Income (loss) before income taxes	(15,994)	(274,233)	(37,010)	(37,196)	132,772	19,250
Income tax benefits (expenses)	(1,610)	(1,364)	(466)	145	(22,953)	(3,328)
Net income (loss)	(17,604)	(275,597)	(37,476)	(37,051)	109,819	15,922
Accretion to redemption value of contingently redeemable ordinary shares	—	(821)	(10,792)	—	—	—
Net income (loss) attributable to iHuman Inc.’s ordinary shareholders	(17,604)	(276,418)	(48,268)	(37,051)	109,819	15,922
Income (loss) per share
Basic	(0.11)	(1.52)	(0.21)	(0.14)	0.41	0.06
Diluted	(0.11)	(1.52)	(0.21)	(0.14)	0.41	0.06
Income (loss) per ADS
Basic	(0.55)	(7.62)	(1.07)	(0.69)	2.06	0.30
Diluted	(0.55)	(7.62)	(1.07)	(0.69)	2.03	0.29
Weighted average shares used in income (loss) per share
Basic	160,000,000	181,427,603	226,339,320	266,631,802	266,535,220	266,535,220
Diluted	160,000,000	181,427,603	226,339,320	266,631,802	270,204,542	270,204,542

Note:

(1)	Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
Cost of revenues	—	—	1,897	940	348	50
Research and development expenses	—	76,301	19,499	5,431	6,377	925
Sales and marketing expenses	—	25,892	2,858	3,010	1,599	232
General and administrative expenses	—	168,348	55,637	5,794	4,720	684
Total	—	270,541	79,891	15,175	13,044	1,891

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019, 2020, 2021 and 2022:

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	6,124	104,883	861,682	855,362	1,049,999	152,236
Accounts receivable, net	13,624	20,118	77,965	56,132	79,614	11,543
Total current assets	57,325	163,062	1,021,461	1,015,244	1,253,791	181,783
Total assets	58,599	168,315	1,046,945	1,100,881	1,333,399	193,326
Deferred revenue and customer advances	28,153	71,831	268,613	302,980	379,063	54,959
Total current liabilities	122,334	182,764	399,222	482,933	561,053	81,346
Total liabilities	122,334	182,764	404,292	492,510	563,947	81,766
Total mezzanine equity	—	120,821	—	—	—	—
Total shareholders’ equity (deficit)	(63,735)	(135,270)	642,653	608,371	769,452	111,560

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(4,504)	42,627	222,986	38,214	188,466	27,324
Net cash used in investing activities	(529)	(2,391)	(15,906)	(31,951)	(32,842)	(4,762)
Net cash provided by (used in) financing activities	10,314	58,523	571,959	410	(6,956)	(1,009)
Net increase (decrease) in cash and cash equivalents	5,281	98,759	756,799	(6,320)	194,637	28,220
Cash and cash equivalents at the beginning of the year	843	6,124	104,883	861,682	855,362	124,016
Cash and cash equivalents at the end of the year	6,124	104,883	861,682	855,362	1,049,999	152,236

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

●	If we are not able to continue to attract and retain users, convert non-paying users into paying users, and maintain or increase the spending of paying users on our products, our business and prospects will be materially and adversely affected;
●	Our online operations have a limited operating history in an evolving market, which makes it difficult to predict our prospects and our business and financial performance;
●	We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business will be compromised;
●	We had incurred net losses in the past, and we may incur net losses in future;
●	We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share;
●	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies in mainland China regarding the industry in which we operate;
●	We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones could have a material adverse impact on our business, financial condition and results of operations;
●	We face uncertainties and risks associated with international operations, including unfavorable regulatory, political, tax, exchange, and labor conditions;
●	If we fail to maintain and enhance the recognition of our brands, or the recognition of our brands is adversely affected by any negative publicity concerning us, our reputation and operating results may be harmed; and
●	Our promulgation of new product offerings may not be successful and may expose us to new challenges and more risks.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE, with which we have maintained contractual arrangements, and VIE’s subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value;
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business; and
●	The shareholders of the VIE may have actual or potential conflicts of interest with us.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
●	Uncertainties with respect to the legal system in mainland China could adversely affect us;
●	We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies;
●	Significant oversight and discretion by PRC government over our business operation could result in a material adverse change in our operations and the value of our ADSs;
●	The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China.

Risks Related to our ADSs

●	The trading price of our ADSs has been and likely will continue to be volatile, which could result in substantial losses to investors;
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;
●	We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves; and

●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

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

Although we have developed a large and rapidly growing user base, to continue to do so, we must attract users by continuing to expand the scope and improve the quality of our product offerings, strengthen our content development capabilities and technology leadership, continue to build our brand and reputation as the leading provider of tech-powered, intellectual development products focusing on making the child-upbringing experience easier for parents, as well as effectively market and precisely target our products to prospective users. We may not, however, always be able to meet our users’ expectations, many of which are outside of our control. We may face user dissatisfaction due to perceptions of our failure to effectively engage our users, our users’ overall dissatisfaction with the quality of the content of our intellectual development products, technical disruptions or failure of our products, as well as potential concerns from parents on their children’s use of our products with entertainment features being too immersive and distracting.

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

While the history of our business dates back to 1996 when Hongen Education introduced its first product, our online operations have a limited operating history as we launched our online operations only in 2016 and established our integrated suite of online and offline products in late 2019. Our limited history of operating under the current business model may not serve as an adequate basis for evaluating our prospects and operating results, including our revenues, cash flows and operating margins. The industry in which we operate is still rapidly evolving and is characterized by intense competition, which makes it more difficult to evaluate our performance and prospects. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating a tech-powered, intellectual development business and expanding our global reach, such as continuing to develop high-quality content, expanding our user base and enhancing user engagement, navigating an uncertain and evolving regulatory environment, and improving and expanding our product offerings. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

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

We had incurred net losses in the past, and we may incur net losses in future.

We had incurred net losses of RMB37.5 million and RMB37.1 million in 2020 and 2021, respectively, and net income of RMB109.8 million (US$15.9 million) in 2022. We cannot assure you that we will be able to keep profitable in the future. Our ability to maintain profitability depends primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than the increase of our operating expenses, such as our research and development expenses, or by reducing our operating expenses as a percentage of our net revenues. As we plan to continue to invest in expanding the scope and improving the quality of our product offerings as well as in marketing and branding efforts, there can be no assurance that we will achieve profitability and we may experience losses in the future.

We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share.

The industry in which we operate is evolving and competitive, and we expect competition in this sector to persist and intensify as more players may enter this promising market. We face competition in each part of our product offerings from other industry participants. For example, each of our tech-powered, smart digital apps has certain competitors that create and operate similar content. We also face pressure for our offline operations from other providers of intellectual development products. Some of our current competitors or future competitors entering this market may have longer operating histories in certain businesses, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with our competitors across a range of factors, including, among others, high-quality content development staff, technology infrastructure and data analytics capabilities, scope and quality of our product offerings, user experience, and brand recognition. Our competitors may launch similar products with different pricing packages that may have greater appeal than our offerings. If we reduce our subscription fees or increase spending in response to competition in order to retain or attract users or pursue new market opportunities, our revenue may decrease, and our costs and expenses may increase as a result of such actions, which may adversely affect our operating margins. If we are unable to successfully compete for users, maintain or increase our level of subscription fees, attract and retain competent content development staff or other key personnel, maintain our competitiveness in terms of the quality of our product offerings in a cost-effective manner, our business and results of operations may be materially and adversely affected.

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies in mainland China regarding the industry in which we operate, which may materially and adversely affect our business, financial condition and results of operations.

The industry in which we operate in mainland China has experienced intense scrutiny and has been subject to significant regulatory changes, which may adversely affect our business, financial condition and results of operations.

In August 2019, the Ministry of Education, or the MOE, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps. According to the Opinions on Educational Apps, educational apps shall complete certain filings with relevant provincial regulatory authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Educational Apps.” On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion. After the promulgation of the Alleviating Burden Opinion, relevant regulatory authorities have withdrawn their approvals to the filing of all related online apps. As of the date of this annual report, due to the promulgation of Alleviating Burden Opinion, it remains uncertain whether our products are considered as educational apps that are required to complete the filing procedure. Currently, we believe that our online apps are not explicitly required to go through such filing procedure. However, we cannot assure you that relevant government authorities would not take a contrary view and deem our apps as educational apps requiring filing. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, our apps may be deemed as educational apps by relevant government authorities at the present stage or in the future. If our apps are deemed as educational apps by the relevant government authorities, any failure to complete such filing procedure may result in us being blacklisted and our online apps being removed by the government authorities.

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

As of the date of this annual report, no regulatory authority in mainland China has expressly indicated that the products provided by us are classified as after-school tutoring and we have not received any notification from any regulatory authority in mainland China, indicating that the products provided by us are classified as after-school tutoring and shall be further regulated by relevant provisions of the Alleviating Burden Opinion. Currently, we believe the products provided by us should not be classified as after-school tutoring. However, under the complex and evolving regulatory regime and due to the broad discretion the government authorities may have on interpretation, application and enforcement of the Alleviating Burden Opinion and related regulations, we cannot assure you that relevant government authorities may not take a contrary view, and it is thus unclear whether the products provided by us will be classified as after-school tutoring on academic subjects pursuant to the existing and future laws or regulations in mainland China or the opinion from relevant regulatory authorities. In the event that we are deemed to provide after-school tutoring on academic subjects under any existing and future laws or regulations in mainland China or the opinion from relevant regulatory authorities, we may be subject to relevant provisions of the Alleviating Burden Opinion and other laws or regulations in mainland China in relation to after-school tutoring, and we may be subject to fines or required to unwind the existing contractual agreements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with new laws and regulations regarding the industry in which we operate. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations forthwith, in which case our business, financial condition and results of operations could be materially and adversely affected.

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

The industry in which we operate is highly regulated by the PRC government. As an intellectual development technology company, we are required to obtain and maintain all necessary approvals, licenses or permits applicable to our business operations and make all necessary registration and filings for our products in China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current laws and regulations in mainland China are still evolving, and new laws and regulations may also be promulgated.

We currently hold four ICP Licenses, two Production and Operation of Radio and TV Programs Permits and one Internet Culture Business Operating License for our online intellectual development business. We offer pre-recorded audio-video contents on our online platforms to our users. According to relevant laws and regulations in mainland China, no entities or individuals may provide internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, currently known as National Radio and Television Administration, or its local bureaus or completing the relevant registration procedures with SAPPRFT or its local bureaus. Currently, only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, operators of intellectual development apps are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs. As such, we currently do not hold a License for Online Transmission of Audio-Visual Programs. However, it is possible that the PRC government will change its view and find that our business activities mentioned above or any other content offered by us fall within the definition of “internet audio-visual programs” and thus require us to obtain the License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant products. In addition, we may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to our business. As of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our content to our users through our apps as “online publishing” which refers to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks and requires an Online Publishing Service Permit. If the content offered in our platform is considered as “online publications,” we may be required to obtain an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Online Publishing.” There is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the industry in which we operate, which may subject us to additional licensing requirements to continue to operate our online business. As of the date of this annual report, no fines or other penalties have been imposed on us for failure to obtain the additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs, Online Publishing Service Permit and Internet Culture Business Operating License.

In addition, if future laws and regulations in mainland China provide that our offline products provided to intellectual development organizations may be subject to review, vetting or any restrictions by relevant government authorities, there can be no assurance that we will pass such review and vetting, or comply with such restrictions. If we fail to pass such review and vetting, or are restricted from selling our offline products to intellectual development organizations, we may need to adjust our offline products in compliance with such laws and regulations and incur additional costs, which may adversely harm our business, financial condition and results of operation.

There can be no assurance that, if so required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings, recordation renewals, review and registrations on a timely basis for our products, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. If we fail to obtain required permits in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, recordation renewals, review or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our users or other relevant parties.

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

Negative publicity about us and our business, shareholders, affiliates, directors, officers, other employees, business partners, users, businesses with similar names to ours without our authorization, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers and other employees, in particular with respect to intellectual development or child-upbringing, including misrepresentation made by our employees to prospective users during sales and marketing activities;
●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers and other employees;
●	complaints by our users and customers about our products;
●	security breaches of confidential user or transaction data;
●	employment-related claims relating to alleged wrongful discharge, employment discrimination, wage and hour violations; and
●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

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

Although we have been successful in launching apps and other products with different focuses, there is no assurance that we will be able to continue our success in our promulgation of new product offerings in the future. We also expect to expand the demographic coverage of our product offerings to increase user lifetime value. Our lack of experience with these new product offerings may adversely affect our prospects and our ability to compete with the existing market players in any of these product categories. Moreover, promulgation of new product offerings and expansion into new markets may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new product offerings. We may also become subject to additional compliance requirements for these new product categories. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

If we are not able to continue to engage, train and retain high-quality content development staff, we may not be able to offer appealing new content or maintain the quality of existing content of our products in a cost-effective way.

As we believe our high-quality original content is crucial to our product-centric business model and our prospects, our content development staff is critical to the popularity of our product offerings and to the experience of our users and customers. We seek to engage high-quality content development staff with strong backgrounds in parenthood industry and innovative capabilities. We need to provide competitive salaries and offer attractive career outlooks to attract and retain them. We must also provide ongoing training to our content development staff to ensure that they stay abreast of the evolving and diversified needs of both individual users and organizations focusing on intellectual development. Furthermore, as we continue to develop new products, we may need to engage additional high-quality content development staff with appropriate skill sets or backgrounds to develop the content effectively. We cannot guarantee that we will be able to effectively engage and train such staff quickly, or at all. Additionally, given the potentially more attractive opportunities for our skilled and experienced content development staff, over time, some of them may choose to leave us. Departure of quality content development staff may reduce the attractiveness of our product offerings and negatively impact our results of operations. Although we have not experienced major difficulties in engaging, training or retaining high-quality content development staff in the past, we may not always be able to do so to keep pace with our growth while maintaining consistent content development quality. A shortage of high-quality content development staff, a decrease in the quality of our existing staff’s performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality content development staff would have a material adverse effect on our business, financial condition and results of operations.

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

Our business model features integrating innovative technology closely with intellectual stimulation to make the child-upbringing experience easier for parents and transform cognitive development into a fun journey for children. However, tech-powered intellectual development remains a relatively new concept in China, and there are limited proven methods to project user demand, preference or available industry standards on which we can rely. The general public, many of whom are our potential users, may not recognize and accept the concept of children engaging in cognitive development activities through an app rather than from a real person. They may also have concerns over the effectiveness of our interactive and self-directed apps, considering that our business model is relatively new and there are few players with proven track records in the market. As a result of the foregoing, the general public may not choose our products, and may stick with traditional in-person programs. If we fail to convince our users and potential users on the value and the effectiveness of our innovative approach as well as further promote our products, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected.

We may not be able to maintain or increase our price level and we cannot guarantee that our monetization strategies will be successfully implemented.

Our results of operations are affected by the pricing of our products. We determine the prices of our products primarily based on the demand for our products, the level of fees charged by our competitors, our pricing strategy to gain market share and general economic conditions. We cannot guarantee that we will be able to maintain or increase our fee level in the future without adversely affecting the demand for our apps.

We cooperate with various business partners, such as suppliers and distributors. If we are not able to maintain our relationships with existing business partners or develop relationships with new business partners, our operations may be materially and adversely affected.

We cooperate with various business partners in the ordinary course of our business. For example, we cooperate with local distribution partners to effectively promote our product offerings. We also outsource certain of our artwork and video productions, and we are licensed to use certain copyrighted materials from an affiliate of ours for use in certain apps. We also cooperate with suppliers on materials and assembly to produce certain tangible products. We generally enter into cooperation agreements with our business partners, and these cooperation agreements typically do not restrict the business partners from cooperating with our competitors. Maintaining strong relationships with suppliers and distributors is critical to the results of operations and prospects of our business. There can be no assurance that the business partners we currently cooperate with will continue the cooperation with us on commercially acceptable terms, or at all, after the terms of the current agreements expire. Our ability to attract distributors to cooperate with us also hinges on the quality and popularity of our products. If we cannot ensure that our products are well-recognized among users and customers, we might not be able to attract new distributors or maintain our existing distribution channels. If we are unable to maintain our relationships with existing business partners or develop relationships with new business partners, our operations may be materially and adversely affected.

In addition, we leveraged the support from, and our relationship with, our affiliates for back office support when we first launched our online operation. For example, Perfect World Group historically provided us with certain human resource service, administrative and IT support, financial service, and legal service. As a result, our limited history of independent management may not serve as an adequate basis for evaluating our administrative efficiency. In 2022, we handled most of these back office functions independently.

Our business generates and processes data in the ordinary course, and we are required to comply with PRC and other applicable laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.

As a business that provides online apps and generates revenue primarily from online subscriptions, we face risks inherent in handling and protecting data and are subject to various regulatory requirements relating to the security and privacy of data. The challenges we face relating to our handling and protection of data include, in particular:

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

The regulatory and enforcement regime in mainland China with regard to data security, cybersecurity and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different regulatory bodies in mainland China, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data security, cybersecurity, privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Cybersecurity, Data Security and Personal Information Protection.” The following are examples of certain regulatory activities in mainland China in this area:

Data Security and Cybersecurity

●	The CAC issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires that, among others, network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.
●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or online platform operators that are engaged in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under laws and regulations of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations in mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations in mainland China.

●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. Additionally, the Civil Code promulgated in 2020 provides specific provisions regarding the protection of personal information.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of mainland China. We cannot predict the impact of the Revised Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing laws and regulations in mainland China, as well as additional laws and regulations that regulatory bodies in mainland China may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and any potential non-compliance may subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

As our online apps are available globally on app stores, we are also subject to data privacy laws and regulations overseas, including the Children’s Online Privacy Protection Act, or the COPPA, in the United States and General Data Protection Regulation, or GDPR, in the European Union. We have been taking measures, including the implementation of a tailored data privacy policy for users in the United States, and will continue to take measures to make sure our collection, use and disclosure of personal information from children under 13 years of age in the United States are in compliance with the COPPA and the necessary parental consents are obtained properly. Even though our user base in the European Union is relatively limited, we are working closely on our data privacy and protection measures for EU users to make sure we comply with applicable laws and regulations. Although we strive to ensure that our apps are compliant with applicable data privacy and protection laws and regulations overseas, the laws may be modified, interpreted or applied in new manners that we may be unable to anticipate or adjust for appropriately. We may also incur substantial costs to ensure our compliance internationally. In addition, users or potential users may find our measures to comply with the applicable laws and regulations troublesome to follow, and thus we may lose our users or potential users.

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

We store and transmit proprietary and confidential information, including confidential children and parent information such as nicknames, mobile numbers and email addresses for user registration, pictures for creating user profile, and voice information for testing. The data is primarily stored in our digital database. To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security measures. For example, we anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. See “Item 4. Information on the Company—B. Business Overview—Data Privacy and Security.” Our board of directors has also established a cybersecurity committee to oversee our cybersecurity risk management, which is responsible, on behalf of the board, for setting up cybersecurity measures, overseeing the implementation of the measures and dealing with major cybersecurity issues if such issues arise. These measures, however, may not be as effective as we anticipate. If our security measures are breached, or fail to function as intended, and result in unauthorized disclosure or unintended leakage of data, external parties may receive or be able to access the personal information on our users, which could subject us to liabilities, interrupt our business and adversely impact our reputation. Furthermore, we currently are subject to certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. If we were to process or disclose data of our users in a manner they objected, our business reputation could be adversely affected, our online apps could be removed from app stores, and we may face potential legal claims that could impact our operating results.

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

The performance and reliability of our information technology system are critical to our operations and reputation. Our network infrastructure is currently deployed and our data is mainly maintained in physical server rooms operated by third party service providers in Beijing. Our operations depend on the service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangement with such service providers is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our product offerings. Any interruptions in the accessibility of or deterioration in the quality of access to our system could reduce user satisfaction and result in a reduction in the number of active users, which would reduce the attractiveness of our apps and harm our reputation. As of the date of this annual report, we have not experienced any significant system outage caused by IT issues, but we cannot assure you that such issues will not happen in the future.

We may not be successful in developing or maintaining relationships with key participants and other distribution channels in the mobile industry, and may face risks related to collections of accounts receivable.

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

In addition, we primarily rely on third-party distribution channels for distribution of our apps to our users and collection of subscription fees from our users. As such, the promotion, distribution and operation of our apps are subject to such distribution channels’ standard terms and policies for app developers, which are to the interpretation of, and frequent changes by, these distribution channels. If any major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. Accounts receivable are recognized when we engage third-party distributors to distribute our apps. Therefore, the financial soundness of these third-party distributors may affect our ability to collect accounts receivable. We may face difficulties in settling the accounts receivable or write off the relevant amounts should the operation and liquidity condition of third-party distributors deteriorate, either of which may adversely affect our business, financial condition and results of operations.

We rely on a single app, iHuman Chinese, for a major portion of our revenue and any changes in the market and popularity of iHuman Chinese could have a material adverse effect on our business, financial condition and results of operations.

iHuman Chinese, whose launch in 2016 and commercialization in April 2018 antedated most of our other apps, has been our most popular app which accounted for a majority of our revenues in 2020, 2021 and 2022, respectively. We expect the revenues from iHuman Chinese to remain a majority of our revenues in the near future. Although we commercialized various other tech-powered, intellectual development apps since we launched iHuman Chinese, the growth of these offerings may not outpace the growth of iHuman Chinese and our reliance on iHuman Chinese may continue in the near future. If there is any disruption in the popularity of iHuman Chinese, whether as a result of our failure to continue to provide highly effective and engaging content, the launch of other competing apps to the market or otherwise, our business, financial condition and results of operations could be materially and adversely affected.

If we are not able to improve or maintain our sales and marketing efficiency, our business and results of operations may be materially and adversely affected.

Since the inception of our online operations, we have been conducting our sales and marketing activities efficiently. We incurred sales and marketing expenses of RMB95.7 million, RMB202.1 million, and RMB156.9 million (US$22.8 million) in 2020, 2021 and 2022, respectively. In line with our product-centric business model, we have mainly relied on word-of-mouth referrals among our users and promotions and recommendations from leading online app stores to expand our user base while we also engaged in advertising campaigns as a supplement to foster the organic growth of our user base. We intend to strategically collaborate with online app stores to enhance app store promotion and user recommendation, and we also plan to strategically strengthen our brand recognition and marketing efforts to supplement organic user growth, such as social media, internet video and livestreaming-based promotional campaigns. These sales and marketing activities may not be well received by our target user group and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit experienced marketing staff, or to efficiently train junior marketing staff. In addition, sales and marketing approaches and tools in the market in which we operate are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and user preferences. Failure to refine our existing sales and marketing approaches or to introduce new sales and marketing approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.

We may be involved in legal and other disputes from time to time arising out of our operations, including allegations relating to our infringement of intellectual property rights of third parties.

We have and may continue to be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third party’s copyrights or other intellectual property rights. In the ordinary course of our business, content of our products may expose us to allegations from third parties for infringement of intellectual property rights. We may not have obtained licenses for all the content we offer, and the scope, type and terms of the licenses we obtained for certain content may not be broad enough to cover all fashions we currently employ or may employ in the future. In addition, if any purported licensor of the content we license does not actually have sufficient authorization relating to the content or right to license a content to us, or if such purported licensor had lost its authorization to sub-license content that we license, and do not timely inform us of such loss of authorization, we may be subject to claims of intellectual property infringement from third parties. Moreover, certain content of our products, including iHuman Books and iHuman Stories, contain storylines or passages from third party literary works, which we believe are in the public domain or are otherwise no longer copyrighted, and there is no guarantee that our use of these content does not infringe the intellectual property rights of any third parties.

Furthermore, the licensing agreements of certain content we license have restricted the content from being accessed from outside of mainland China. Our online apps are accessible globally, and while we use an IP-based location identification system to prevent such content from being accessed overseas, the system may be breached, in which case we may violate the terms of these licensing agreements and be subject to disputes arising from our users’ access to these content from outside of mainland China.

Although we have not been subject to claims or lawsuits with respect to copyright infringement outside of China, we cannot assure you that we will not become subject to copyright laws or legal proceedings initiated by third parties in other jurisdictions, such as the United States, as a result of the ability of users to access our content in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, the extraterritorial application of foreign law by foreign courts or otherwise. In addition, we are a publicly listed company, as a result of which we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and compensations, (ii) remove relevant content from our platform or our online apps from certain app stores, or (iii) pay license fees for the content, which may not be available on commercially reasonable terms.

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

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success, and we depend, to a large extent, on our ability to develop and maintain the intellectual property rights relating to our content and technology. We have devoted considerable time and resources to the development and improvement of our online apps, interactive content, smart devices, websites, and our system infrastructure.

We rely primarily on a combination of intellectual property laws and other contractual restrictions, including confidentiality agreements, non-compete agreements and IP ownership assignment terms, for the protection of the intellectual property used in our business. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our content and may infringe upon or misappropriate our other intellectual property. In particular, our printed materials have historically been the target of piracy attacks and other intellectual property infringement, which has been an issue of significant concern for publications in China due to the low cost of piracy. Our sales of printed materials are conducted nationwide, which makes monitoring and enforcing our intellectual rights more difficult. The content of our online apps may also subject to piracy and other intellectual property infringement. Infringement upon or the misappropriation of, our proprietary content and technologies or other intellectual property could have a material adverse effect on our business, financial condition or results of operations. Although we have taken measures in monitoring and policing the unauthorized use of our intellectual property, policing the unauthorized use of intellectual property rights can be difficult and expensive.

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

Our online apps are accessible in overseas markets via app stores. We intend to strengthen and localize the content and functionalities of our apps and expand into more foreign markets. We have introduced a few products tailored for overseas markets, and we intend to introduce more products for overseas markets and promote our product offerings by cooperating with local distribution partners overseas. Therefore, our international operations and expansion efforts have resulted and may continue to result in increased costs and subject us to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions and user preferences, and the complexity of compliance with foreign laws and regulations, including data protection laws.

In addition, compliance with applicable PRC and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, restrictions on foreign investment, and anti-competition regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented tailored privacy policy for our users in the United States and European Union in accordance with COPPA and GDPR, respectively, and required verifiable parental consent for our overseas users, a violation by us or our employees or partners of other applicable foreign laws could nevertheless occur. In some cases, compliance with the laws and regulations of one jurisdiction could violate the laws and regulations of another jurisdiction. Violations of these laws and regulations could materially and adversely affect our brand, international outreach and business.

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

We may be subject to liability claims for any inappropriate content on our online apps, which could cause us to incur legal costs and damage our reputation.

We implement monitoring procedures to prohibit inappropriate content from being displayed on our online apps and relevant materials. However, we cannot assure you that there will be no inappropriate materials included in our content. Therefore, we may face civil or administrative liability if an individual or corporate, governmental or other entity believes that our content, in particular those related to intellectual development, violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate content in our interactive content offerings could lead to significant negative publicity, which could harm our reputation and results of operations.

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

We had historically experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

We had historically experienced working capital deficits. We had a positive cashflow from operations of RMB223.0 million in 2020, RMB38.2 million in 2021 and RMB188.5 million (US$27.3 million) in 2022. As of December 31, 2020, 2021 and 2022, our current assets exceeded our current liabilities. There is no assurance, however, that we will be able to maintain a working capital surplus in the future and that we will be able to address working capital deficit, if any, in a timely manner, which could materially and adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

Mr. Michael Yufeng Chi, our founder, chairman of the board of directors and controlling shareholder, Mr. Hanfeng Chi, a member of our board of directors, and Ms. Vivien Weiwei Wang, a member of our board of directors and our chief financial officer, hold positions with certain of our affiliates, such as Mr. Michael Yufeng Chi serving as the chairman and Ms. Vivien Weiwei Wang as a director of Perfect World Group, and Mr. Hanfeng Chi serving as a director of Hongen Education. In addition, Mr. Michael Yufeng Chi beneficially owns more than 50% of the voting power in Hongen Education and Perfect World Group. Certain affiliates also engage in related businesses. As a result, we may enter into potential competition with these affiliates, including the following:

●	Employee recruiting and retention. We and our affiliates may engage in competition for qualified employees, in particular with respect to content developers.
●	New business opportunities. New business opportunities in the market in which we operate may arise that we and our affiliates all find attractive and complementary to our respective existing business.
●	Our board members may have conflict of interests. Our chairman, Mr. Michael Yufeng Chi, is also the chairman of Perfect World Group, and our director Ms. Vivien Weiwei Wang is also a director of Perfect World Group. This relationship could create, or appear to create, conflict of interests when Mr. Michael Yufeng Chi and Ms. Vivien Weiwei Wang are faced with decisions with potentially different implications for Perfect World Group and us.

As we do not have non-solicitation or non-competition arrangements with any of our affiliates, there is no guarantee that Mr. Michael Yufeng Chi, Mr. Hanfeng Chi, or Ms. Vivien Weiwei Wang will resolve any potential conflict of interests in our favor.

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

Our results of operations are subject to seasonal fluctuations. Historically, across our businesses, we saw higher growth in the first and third quarters. However, it is difficult for us to judge the exact nature or extent of the seasonality of our businesses going forward. Given our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted share-based awards and expect to continue to grant share-based awards under our share incentive plan, which may result in increased share-based compensation expenses.

In 2020, we adopted a share incentive plan, or the 2020 Plan, to provide additional incentives to our employees, directors and consultants, under which options previously granted by the VIE were carried over on a one-on-one basis with identical terms and conditions under the 2020 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 19,684,555, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” In 2020, 2021 and 2022, we recorded share-based compensation expenses of approximately RMB79.9 million, RMB15.2 million and RMB13.0 million (US$1.9 million), respectively. As of March 31, 2023, 15,222,601 options have been granted and are outstanding under the 2020 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

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

Our business, financial condition and results of operations, especially our offline operations, had historically been adversely affected and could in the future be impacted by the COVID-19 outbreak.

Beginning in 2020, outbreaks of COVID-19 resulted in quarantines, travel restrictions, and the temporary closure of facilities across China and many other countries, and has already adversely affected many aspects of our business. The majority of our revenues and workforce are concentrated in China. Our financial position, results of operations and cash flows are affected by the trajectory of COVID-19, including its impact on the industry in which we operate and the Chinese economy in general.

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

Our business had been negatively impacted by the COVID-19 outbreak to a certain extent, particular with respect to our offline products. For example, as kindergartens and other organizations which are the major customers of our offline products, have undergone temporary closure in 2020, 2021 and 2022 due to travel restrictions and quarantine requirements, although the closure period varied from area to area depending on their risk levels as assessed by the relevant governmental authorities. As a result, some of the orders placed for our offline products in 2020, 2021 and 2022 were canceled or delayed. In addition, as part of China’s nationwide efforts to contain the spread of COVID-19, we made adjustments of operation hours and work-from-home arrangements when our offices had been temporarily closed for a certain period of time from 2020 to 2022. At the end of 2022, most of the travel restrictions and quarantine requirements were lifted.

There remains substantial uncertainty around potential developments with respect to the COVID-19 pandemic, especially in light of the change in policy. The emergence of new strains and mutated variants of COVID-19, including Alpha, Beta, Gamma, Delta and Omicron variants, are considered to be highly contagious and pose a serious public health threat. Further developments, including among others, new strains, new outbreaks, and issues with respect to vaccine efficacy and rollout could lead to further disruption, including with respect to our business. If the COVID-19 situation further deteriorates in China and globally, our business and the capital markets generally could be materially and adversely impacted.

We face risks related to natural and other disasters, including severe weather conditions or outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other extraordinary events. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our products.

Our business could also be adversely affected if our employees are affected by health epidemics, such as the outbreak of the COVID-19, avian influenza, Severe Acute Respiratory Syndrome, or SARS, Zika virus, Ebola virus or other diseases. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Most of our directors and management and the majority of our employees currently reside in Northern China. Most of our system hardware and back-up systems are hosted in facilities located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, or China at large, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Poor performance of banking and financial institutions and the potential systemic failure thereof may further disrupt the global capital markets and affect the liquidity position of many businesses with international operations. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. In addition, political tensions between the United States and China have escalated since the COVID-19 outbreak and the PRC National People’s Congress’ decision on Hong Kong national security legislation. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We lease real properties primarily for our office use in China, and the lease agreements for some of these leased properties have not been registered with the PRC government authorities as required by laws and regulations of mainland China. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as an “emerging growth company” as defined under the Jumpstart our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, as of December 31, 2022. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements from prior periods.

Increases in labor costs and enforcement of stricter labor laws and regulations in mainland China may adversely affect our business and results of operations.

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

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

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

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at the provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of users. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online apps. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We incur increased costs as a result of being a public company, particularly if we cease to qualify as an emerging growth company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect complying with these rules and regulations will increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal controls over financial reporting.

If we cease to qualify as an “emerging growth company,” we will incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Our management is and may continue to be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. In addition, we incur additional costs associated with our public company reporting requirements and it may be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services, with a few exceptions, is subject to restrictions under current laws and regulations in mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%.

We are a Cayman Islands company and our subsidiaries in mainland China are considered foreign-invested enterprises. To ensure compliance with the laws and regulations in mainland China, we conduct our foreign investment-restricted business in China through Tianjin Hongen Perfect Future Education Technology Co., Ltd., or the VIE, and VIE’s subsidiaries, which currently holds the value-added telecommunication business license and other licenses necessary for our operation of such restricted business, based on a series of contractual arrangements by and among Hongen Perfect Future (Tianjin) Investment Co., Ltd., or Hongen Investment, the VIE and its shareholders. These contractual agreements enable us to (i) have the power to direct the activities of the VIE that most significantly impact its economic performance, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by laws and regulations of mainland China. As a result of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and consolidate financial results of the VIE and VIE’s subsidiaries in our financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

As of the date of this annual report, no regulatory authority in mainland China has expressly indicated that the products provided by us are classified as after-school tutoring and we have not received any notification from any regulatory authority in mainland China, indicating that the products provided by us are classified as after-school tutoring and shall be further regulated by those provisions of the Alleviating Burden Opinion that may affect our ownership structures and contractual arrangements. Therefore, in the opinion of our PRC counsel, Tian Yuan Law Firm, (i) the ownership structures of the VIE and Hongen Investment in China are not in violation of mandatory provisions of applicable laws and regulations in mainland China currently in effect; and (ii) the contractual arrangements between Hongen Investment, the VIE and its shareholders governed by laws and regulations of mainland China will not result in any violation of laws or regulations in mainland China currently in effect.

However, we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China primarily through our subsidiaries in mainland China as well as the VIE with which we have maintained contractual arrangements and VIE’s subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our subsidiaries in mainland China and the VIE, which contribute to substantially all of our revenues in 2022. Our holding company in the Cayman Islands, the VIE and VIE’s subsidiaries, and investors of our company face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

Based on the opinion of our PRC counsel, although we believe we, our subsidiaries in mainland China and the VIE comply with current laws and regulations in mainland China, in all material respects, we cannot assure you that the PRC government would agree that our contractual arrangements comply with licensing, registration, or other regulatory requirements in mainland China, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of laws and regulations in mainland China. If the PRC government determines that we or the VIE does not comply with applicable law, it could revoke the business and operating licenses of the VIE and VIE’s subsidiaries, require the VIE and VIE’s subsidiaries to discontinue or restrict their operations, restrict their right to collect revenues, block their websites, require us to restructure the operations of the VIE and VIE’s subsidiaries, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the business operations of the VIE and VIE’s subsidiaries or on their customers, or take other regulatory or enforcement actions against the VIE structure that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of their business operations, which would in turn have a material adverse effect on our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in mainland China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from the VIE, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership.

We have to rely on the contractual arrangements with the VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership of the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct activities of the VIE that most significantly impact its economic performance and receive economic benefits from the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of laws and regulations of mainland China and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the legal system in mainland China. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under laws and regulations of mainland China, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under laws and regulations of mainland China. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by laws and regulations of mainland China and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with laws and regulations of mainland China and any disputes would be resolved in accordance with legal procedures in mainland China. The legal system in mainland China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the legal system in mainland China could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in mainland China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to whether contractual arrangements would be judged to form the power to direct activities of the VIE that most significantly impact its economic performance, or how contractual arrangements in the context of a VIE should be interpreted or enforced under laws and regulations of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under laws and regulations of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts in mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIE that most significantly impact its economic performance and receive economic benefits from the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have actual or potential conflicts of interest with us.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct activities of the VIE that most significantly impact its economic performance and receive economic benefits from the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to an entity or individual in mainland China designated by us, to the extent permitted by laws and regulations of mainland China. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint Hongen Investment or a person designated by Hongen Investment to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our power to direct activities of the VIE that most significantly impact its economic performance. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our power to direct activities of the VIE that most significantly impact its economic performance or have to maintain such power by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

Under applicable laws and regulations in mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations in mainland China, and adjust income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for tax purposes in mainland China, which could in turn increase its tax liabilities without reducing our subsidiaries in mainland China’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantial uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in mainland China and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures for the Access of Foreign Investment (Negative List) jointly promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, and took effect in January 1, 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our power to direct activities of the VIE that most significantly impact its economic performance through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have power to direct activities of the VIE that most significantly impact its economic performance may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

The VIE holds certain assets that may be critical to the operation of our business. If the shareholders of the VIE breach the contractual arrangements and voluntarily liquidate the VIE and VIE’s subsidiaries, or if the VIE and VIE’s subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE and VIE’s subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

We may rely on dividends paid by our subsidiaries in mainland China to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in mainland China to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our subsidiaries in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our subsidiaries in mainland China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under laws and regulations in mainland China, wholly foreign-owned enterprises in mainland China, such as Hongen Investment, may pay dividends only out of their accumulated profits as determined in accordance with accounting standards and regulations in mainland China. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. Any limitation on the ability of our wholly-owned subsidiaries in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the PRC Enterprise Income Tax Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our subsidiaries in mainland China, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” The Cayman Islands, where iHuman Inc. is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the enterprise of mainland China distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, iHuman Online Limited, which directly owns our subsidiaries in mainland China, Hongen Investment, is incorporated in Hong Kong. However, if iHuman Online Limited is not considered to qualify for any conditions and requirements under applicable tax circulars, such dividends would be subject to withholding tax at a rate of 10%. If our subsidiaries in mainland China declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We expect that our revenues will be primarily derived in China and most of our operations will continue to be conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China. For example, COVID-19 had a severe and negative impact on the Chinese economy in 2020, 2021 and 2022. Whether the COVID-19 pandemic will lead to a prolonged downturn in the Chinese economy is still unknown. Such developments could adversely affect our business and operating results, leading to reduction in demand for our products and adversely affect our competitive position.

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

Uncertainties with respect to the legal system in mainland China could adversely affect us.

We conduct our business primarily through our subsidiaries in mainland China and enforcement of the VIE and VIE’s subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations in mainland China. Our subsidiaries in mainland China are subject to laws and regulations applicable to foreign investment in mainland China. The legal system in mainland China is a civil law system based on written statutes, where prior court decisions have limited precedential value. The legal system in mainland China is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

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

Furthermore, the legal system in mainland China is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

PRC government has significant oversight over the conduct of our business and it has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies.

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

We are the primary beneficiary of the VIE only for accounting purpose and we consolidate financial results of the VIE and VIE’s subsidiaries in our financial statements under U.S. GAAP. Such corporate structure may subject us to sanctions, compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.

The evolving regulatory system in mainland China for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The VIE and VIE’s subsidiaries currently hold certain ICP Licenses, which is a kind of a Value-added Telecommunications Business Operating License, or VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies in mainland China relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Significant oversight and discretion by PRC government over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in mainland China are governed by laws and regulations in mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing.

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

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. According to the Trial Measures, (i) where an issuer, which is a domestic company or an overseas company determined as indirect overseas offering and listing of a domestic company, seeks for follow-on offering of securities in the same overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after the completion of such follow-on offering; (ii) where an issuer seeks for offering and listing of securities in other overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after such application is submitted; (iii) if the overseas offering and listing of the issuer is considered as indirect overseas offering and listing of a domestic company, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC; (iv) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (v) the issuer shall report relevant information to the CSRC within three business days after the occurrence and announcement of the following events: (a) change in control of the issuer; (b) the issuer is subject to investigation, sanction and other measures imposed by the overseas securities regulatory authorities or the relevant authorities; (c) the issuer changes its listing status or the listing board; (d) the issuer terminates the listing voluntarily or compulsorily; (vi) the issuer shall report relevant information to the CSRC within three business days after any significant change in the main business operation of the issuer, if such change in business operation makes the issuer no longer need to comply with the filing requirements.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that domestic companies that have already completed the overseas offering and listing prior to the effectiveness of the Trial Measures are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. For more details, please refer to “Regulations—Regulation Related to M&A and Overseas Listings.”

We are not required to complete the filing procedure at the current stage as we had completed the overseas listing prior to the effectiveness of the Trial Measures. However, if we fail to complete the filing procedures or conceals or omits any material fact or falsifies any major content in our filing documents for any follow-on offering and certain other activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may have a material and adverse effect on our business operation, financial conditions and business prospect.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in mainland China and substantially all of our assets are located in China. In addition, most of our directors and senior executive officers reside within China for a significant portion of the time and most of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions other than mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the PRC authorities may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within mainland China territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

If we are classified as a resident enterprise of mainland China for income tax purposes in mainland China, such classification could result in unfavorable tax consequences to us and our shareholders who are non-residents of mainland China or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued a circular, known as SAT Circular 82, as last amended in 2017, which provides certain specific criteria for determining whether the “de facto management body” of an enterprise controlled by resident enterprise of mainland China that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals of mainland China or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a resident enterprise or enterprise group of mainland China will be regarded as a tax resident of mainland China by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe none of our entities outside of mainland China is a resident enterprise of mainland China for tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that iHuman Inc. is a resident enterprise of mainland China for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a resident enterprise of mainland China, dividends payable to our shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-resident enterprises of mainland China or a rate of 20% in the case of non-resident individuals of mainland China unless a reduced rate is available under an applicable tax treaty. It is unclear whether our shareholders who are non-residents of mainland China would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a resident enterprise of mainland China. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in resident enterprises of mainland China by their holding companies that are non-resident of mainland China.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets in mainland China, including a transfer of equity interests in an unlisted non-resident holding company of a resident enterprise of mainland China, by non-resident enterprises of mainland China may be re-characterized and treated as a direct transfer of the underlying assets in mainland China, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a resident enterprise of mainland China. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017, as amended. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-resident enterprises of mainland China. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to a withholding obligation, and request our subsidiaries in mainland China to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and such non-resident enterprises should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations in mainland China that restrict our ability to convert Renminbi into foreign currency.

M&A Rules and certain other regulations in mainland China establish complex procedures for certain acquisitions of companies in mainland China by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

A number of laws and regulations in mainland China have established procedures and requirements that could make merger and acquisition activities in mainland China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include M&A Rules, adopted by six regulatory agencies in mainland China in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in mainland China. In addition, the Anti-Monopoly Law requires that the PRC Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with regulations in mainland China regarding the registration requirements for employee stock incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the subsidiaries in mainland China of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options have been subject to these regulations since our company became an overseas-listed company upon the completion of our initial public offering in 2020. Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries in mainland China and limit our subsidiaries in mainland China’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under laws and regulations of mainland China. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our subsidiaries in mainland China have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Stock Incentive Plans.”

Regulations in mainland China relating to offshore investment activities by residents of mainland China may limit our subsidiaries in mainland China’ ability to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are residents of mainland China to liability and penalties under laws and regulations of mainland China.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires residents of mainland China (including individuals and corporate entities in mainland China as well as foreign individuals that are deemed as residents of mainland China for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such legally owned assets or equity interests in domestic enterprises or offshore assets or interests held by residents or entities of mainland China. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of an individual shareholder of mainland China, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 and SAFE Circular 13 are applicable to our shareholders who are residents of mainland China and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are residents of mainland China or entities do not complete their registration with the local SAFE branches, our subsidiaries in mainland China may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our subsidiaries in mainland China.

We have notified all individuals or entities of mainland China who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being residents of mainland China to complete the foreign exchange registrations. However, we may not be informed of the identities of all the residents or entities of mainland China holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are residents or entities of mainland China have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our subsidiaries in mainland China, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries in mainland China’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Regulation in mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our subsidiaries in mainland China and the VIE in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China through our subsidiaries in mainland China, the VIE and VIE’s subsidiaries. We may make loans to our subsidiaries in mainland China, the VIE and VIE’s subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our subsidiaries in mainland China. Any loans to our wholly owned subsidiaries in mainland China, which are treated as foreign-invested enterprises, or FIEs, under laws and regulations of mainland China, are subject to applicable foreign exchange loan registration requirements. In addition, an FIE is required to use its capital pursuant to the principle of authenticity and for its own use within its business scope. The capital of an FIE may not be used: (i) directly or indirectly for payments beyond the business scope of the FIE or for payments prohibited under relevant laws and regulations; (ii) directly or indirectly for investment in securities, unless otherwise permitted under relevant laws and regulations; (iii) for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the FIE; or (iv) for the payment of expenses related to the construction or purchase of real estate that is not for its own use (except for real estate enterprises). Due to the restrictions imposed on loans in foreign currencies extended to domestic companies in mainland China, we are not likely to make such loans to the VIE, which is a domestic company in mainland China. Further, we are not likely to finance the activities of the VIE by means of capital contributions due to regulatory restrictions relating to foreign investment in domestic enterprises in mainland China engaged in internet information and certain other businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our subsidiaries in mainland China, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and is not within the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or the Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, since the SAFE Circular 28 and Circular 330 are relatively new, it is unclear how SAFE and other government authorities as well as competent banks will carry this out in practice.

In light of the various requirements imposed by regulations in mainland China on loans to and direct investment in entities in mainland China by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our subsidiaries in mainland China or the VIE or future capital contributions by us to our subsidiaries in mainland China. As a result, uncertainties exist as to our ability to provide prompt financial support to our subsidiaries in mainland China or the VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our subsidiaries in mainland China to fund any cash and financing requirements we may have. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our subsidiaries in mainland China and the VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We face uncertainties and risks associated with international operations, including unfavorable regulatory, political, tax, exchange, and labor conditions, which could adversely affect our business, financial condition, and results of operations.

We have expanded our online apps to global market that are subject to the legal, political, regulatory and social requirements and economic conditions in various jurisdictions. However, we have limited overseas experience to market and operate our online apps and such expansion would require us to make significant expenditures, including the hiring of or partnering with local content and marketing team. We are subject to a number of uncertainties and risks associated with international business activities that may increase our costs, impact our ability to attract subscribers, and require significant management attention. These uncertainties and risks include but not limit to:

●	conforming our products to various taxes policies, regulations, and permit requirements where they are put on the market in various overseas jurisdictions;
●	establishing localized content and marketing team, difficulty in staffing and managing foreign operations, and foreign labor laws, regulations and restrictions;
●	difficulties in attracting customers in new jurisdictions;
●	fluctuations in foreign currency exchange rates and interest rates;
●	United States and other foreign governments trade restrictions, sanctions, and capital and exchange controls;
●	changes in diplomatic relationships, including political risk and customer perceptions based on such changes and risks;
●	political instability, natural disasters, pandemics, war or events of terrorism; and
●	heightened tensions in international economic relations, such as the one between the United States and China, and sanctions against Russia.

These uncertainties and risks may affect the demand for our products, impact our competitive position, or prevent us from being able to conduct business in certain countries. If we fail to successfully address these risks, our business, prospects, results of operations and financial condition could be harmed.

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

As of March 31, 2023, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns 144,000,000 Class B ordinary shares, representing 92.3% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Mr. Michael Yufeng Chi has considerable influence over matters requiring shareholders’ approval, such as appointing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In December 2021, our board of directors authorized a share repurchase plan, under which we may repurchase up to US$10 million of our ordinary shares over the next 12 months. The share repurchase program was publicly announced on December 21, 2021. In December 2022, our board of directors authorized an extension of the share repurchase plan for another 12 months until December 31, 2023. Pursuant to the extended share repurchase plan, the proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. Our board of directors will continue to review the extended share repurchase plan periodically, and may authorize adjustments to its terms and size. We expect to continue to fund the repurchases under the extended share repurchase plan with our existing cash balance. From December 21, 2021 to March 31, 2023, we spent US$2,092,402 to repurchase ADSs at a weighted average price of US$2.84 per ADS. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

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

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction).

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

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including VIE’s subsidiaries) as being owned by us for United States federal income tax purposes, not only because we have the power to direct activities of such entities that most significantly impact their economic performance, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our holding company, iHuman Inc., was incorporated in September 2019. In October 2019, iHuman Inc. established a wholly-owned subsidiary in Hong Kong, iHuman Online Limited. In November 2019, iHuman Online Limited established a wholly-owned subsidiary in China, Hongen Perfect Future (Tianjin) Investment Co., Ltd., or Hongen Investment. In May 2020, Hongen Investment established a wholly-owned subsidiary in China, Hongen Perfect (Beijing) Education Technology Development Co., Ltd., or Hongen Edutech. In June 2020, we gained the power to direct activities of Tianjin Hongen that most significantly impact its economic performance and receive economic benefits from Tianjin Hongen, and became its primary beneficiary for accounting purposes through Hongen Investment by entering into a series of contractual arrangements with Tianjin Hongen and its shareholders.

On October 9, 2020, our ADSs commenced trading on the NYSE under the symbol “IH” We raised, from our initial public offering and from the underwriters’ full exercise of option to purchase additional ADSs, approximately US$87.5 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at Floor 8, Building B, No. 1 Wangjing East Road, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86 10 5780 6606. Our registered office in the Cayman Islands is located at the Office of Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, KY1 1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.ihuman.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading provider of tech-powered, intellectual development products in China that is committed to making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, we empower parents with tools to make the child-upbringing experience more efficient. Our unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. With innovative and high-quality products targeting both individual users and organizations, we have built several trusted and well-recognized brands, as well as a massive and loyal user base throughout China and overseas. Our apps have attracted a user base of 19.86 million average total MAUs in 2022.

Our comprehensive suite of innovative and high-quality products include both interactive and self-directed apps and offline products and others.

Interactive and self-directed apps represent our core product offerings leveraging our cutting-edge technologies—they are engaging, innovative and fun, designed to stimulate children’s intellectual curiosity, which enable children to develop their cognitive ability in a self-directed, fun and immersive manner, making working parents’ lives easier at the same time. Our self-directed apps seamlessly integrate solid content, attractive entertainment features and systematic assessment tools, thereby striking a proper balance between intellectual stimulation and entertainment. Our apps are offered under the following brands: iHuman, bekids and Aha World.

●	iHuman. We offer the iHuman branded apps mainly targeting users based in China. Currently, we have expanded our app coverage of the iHuman series in many fields of intellectual development, including iHuman Chinese (“洪恩识字”), iHuman ABC (“洪恩ABC”), iHuman Pinyin (“洪恩拼音”), iHuman Magic Thinking (“洪恩思维”), iHuman Books (“洪恩双语绘本”), iHuman Stories (“洪恩动画故事”), iHuman Reading (“洪恩阅读”), iHumanpedia (“洪恩十万问”), iHuman Kids Workout (“洪恩爱运动”), iHuman Coding (“洪恩编程”), iHuman Fun Idioms (“洪恩成语”), iHuman Little Artists (“洪恩小画家”), iHuman Readers (“洪恩分级阅读”), iHuman Writing (“洪恩写字”), and iHuman Fantastic Friends (“洪恩精读ABC”). We offer these apps on Apple app stores and Android app stores and we partner with major distribution channels, such as smart tablets and smart TVs, to promote our flagship products. Meanwhile, we also list our most popular Chinese-focused apps globally, such as iHuman Chinese and iHuman Stories, catering specifically to the needs of overseas families with an aim of arousing their children’s interest in understanding more about the Chinese language and culture.
●	bekids. We officially unveiled our international-facing brand bekids in the second quarter of 2022. The bekids series apps are designed to promote the well-rounded development of children through STEAM and language arts categories. Currently, we offer bekids Coding, bekids Coloring, bekids Science, bekids Reading, bekids Puzzle, bekids Academy, and Gogo Town on app stores globally. Leveraging our competitive advantage and success of the iHuman brand, we expect to expand our global presence with the bekids brand, which not only retains the high-quality content and interactive and entertaining features of the iHuman apps, but also adapts to the diversified child-upbringing norms and children behaviors in the countries where we operate.
●	Aha World. To supplement the all-around development journey provided by the iHuman and bekids brands, we have further launched the Aha World brand, which is designed to provide overseas users with an entertaining and intellectually stimulating digital experience. Currently, Aha World is available for overseas download on Apple App Stores and Google Play Stores. We design our product offerings under the Aha World brand to allow kids to run freely in a captivating virtual world and inspire creativity.

In addition, we offer time-tested offline products and others that encompass content for intellectual development in physical format, as well as smart devices that augment the effectiveness of our materials. Our intellectually stimulating materials serve both individual users and organizations, covering a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Our smart devices, designed to be used in tandem, further drive the effectiveness of our intellectually stimulating materials. In order to make the most out of our online and offline product development capabilities and premium content to achieve sustainable business growth in the future, we have been and will continue promoting the comprehensive integration of our online and offline products. For example, we have been transforming our traditional offline products into an integrated suite which composes diversified contents in both online and offline formats.

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

Content. Leveraging our deep insights in the parenthood and intellectual development sectors and technological strength in content creation, entertainment and animation, we offer a variety of high-quality interactive and self-directed online apps and offline products covering various areas in rich formats, catering to the evolving and diversified needs of both individual users and organizations with respect to intellectual development. We have strong in-house content development expertise in intellectually stimulating materials, entertainment features, video and audio effects as well as art designs. In addition, our products are imbued with the rich operational know-how and deep understanding of the parenthood and intellectual development sectors accumulated throughout the past decades, making our content highly compelling to our users. We also selectively collaborate with leading global interactive content providers to jointly develop high-quality materials to further enhance our content origination capabilities.

Technology. We consistently pioneer new products that capture new market opportunities generated by the latest technological breakthroughs, meeting the evolving user demands with respect to intellectual development. We deploy advanced intellectual stimulation and entertainment technologies, 3D engines, AI and machine learning technologies, and big data analysis on children’s behavior and psychology to provide superior user experience. For example, we launched iHuman Little Artists in 2022 where we utilize key point recognition and image segmentation technique based on deep learning to bring kids’ artwork to life by turning it into an animation with a single snapshot, and allowing kids to interact with their on-screen creations, dragging and dropping them into different scenarios, and creating unique stories. In 2021 we launched iHuman Kids Workout, an AI-powered fitness app specially designed for children to exercise at home, we deploy real-time human motion detection and fast image cropping technology which tracks and analyzes the status, trajectory and angles of our users’ body movements and provide real-time feedback. We have also developed our own AI-driven speech assessment engine and text-to-speech engine that is designed to correct kids’ pronunciation based on their characteristics during speech learning. We are currently researching on the application scenarios of AI-generated content and we expect to integrate it with our apps. Our proprietary technologies enable our products to offer a uniquely interactive and entertaining experience, inspiring children’s intellectual curiosity and driving their engagement. Leveraging our proprietary big data system, we are able to consistently refine and upgrade our products, as well as to intelligently recommend content to our users and continually to improve user experience.

Capitalizing on our proprietary technology infrastructure and innovative products, we have built a scalable business. We mainly generate revenues from users’ paid subscriptions for the premium content of our online apps.

Our revenues increased from RMB531.9 million in 2020 to RMB944.7 million in 2021, and further increased to RMB985.5 million (US$142.9 million) in 2022. Beginning in 2022, as we continued to expand our online offerings and further integrate the online and offline product offerings, revenues from traditional offline products and others as a percentage of total revenues declined to less than 10%, thus we start reporting our revenues in an aggregate category.

Our gross profit also increased from RMB365.4 million in 2020 to RMB660.6 million in 2021, and further increased to RMB691.2 million (US$100.2 million) in 2022. We had operating losses of RMB44.5 million and RMB54.2 million in 2020 and 2021, respectively, and operating income of RMB111.6 million (US$16.2 million) in 2022. Excluding share-based compensation expenses, we had an adjusted operating income of RMB35.4 million in 2020, an adjusted operating loss of RMB39.1 million in 2021, and an adjusted operating income of RMB124.6 million (US$18.1 million) in 2022. We had net loss of RMB37.5 million, and, excluding share-based compensation expenses, an adjusted net income of RMB42.4 million in 2020. In 2021, we had a net loss of RMB37.1 million and an adjusted net loss of RMB21.9 million. In 2022, we had a net income of RMB109.8 million (US$15.9 million) and an adjusted net income of RMB122.9 million (US$17.8 million). For discussions of adjusted operating income (loss) and adjusted net income (loss) and reconciliation of adjusted operating income (loss) to operating income (loss) and adjusted net income (loss) to net income (loss), see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.”

Our Product Offerings

We have built an integrated suite of innovative tech-powered, intellectual development products offered to both individual users and organizations that cover childhood development needs in various scenarios. Through our interactive and self-directed online apps, as well as our time-tested offline products that stay abreast of the industry trends, we provide superior, efficient and relieving child-upbringing experience to parents, and effective and fun experience to children, in China and across the world.

Interactive and Self-directed Apps

We offer the following interactive online apps catering to the evolving and diversified needs of both individual users and organizations with respect to intellectual development. Our products enable children to develop their cognitive abilities in a self-directed, fun and immersive manner by integrating solid content, attractive entertainment features and systematic assessment tools, making the child-upbringing experience more efficient and less burdensome.

iHuman

iHuman Chinese

We launched our first app, iHuman Chinese, in December 2016. iHuman Chinese utilizes a combination of interactive activities with Chinese language and literature to help children recognize, comprehend and master basic Chinese characters. iHuman Chinese has been one of our most popular apps. In 2022, iHuman Chinese was No. 1 app under top grossing ranking in the kids category of the Apple App Store in China for 363 days among iPad users, and for 282 days among iPhone users, according to Appfigures.

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

iHuman Chinese was the very first app we launched in 2016 and commercialized in 2018. We have since expanded our online product portfolio to cover various areas of interest in recent years, including iHuman Books in 2017, iHuman Magic Thinking and iHuman Stories in 2018, iHuman Pinyin in late 2019, iHuman ABC in 2020, iHumanpedia and iHuman Kids Workout in 2021, and iHuman Reading, iHuman Fun Idioms, iHuman Coding, iHuman Little Artists, iHuman Readers, iHuman Writing, and iHuman Fantastic Friends in 2022, as well as the bekids and Aha World branded products that target users overseas. We plan to continue to introduce new online products in the foreseeable future to diversify our monetization channels and solidify our competitive position. However, revenue from iHuman Chinese may still constitute a large portion of our revenue in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on a single app, iHuman Chinese, for a major portion of our revenue and any changes in the market and popularity of iHuman Chinese could have a material adverse effect on our business, financial condition and results of operations.”

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

iHuman Stories

iHuman Stories has a carefully curated selection of classic and popular bedtime stories mainly designed for children. It presents children with around 50,000 stories in more than 1,100 collections, each recorded with high-quality audio narration or entertaining animation, catering to children of different cognitive levels, interests and needs as of the date of this annual report. The children would enjoy an immersive, vivid experience enabled by the original theatrical stories featuring ample characters and develop social and emotional awareness through the stories.

iHumanpedia

iHumanpedia is a self-directed, intellectual development app that aims to facilitate children’s understanding on the fundamentals of science. Based on children’s cognitive ability, iHumanpedia carefully selects over a hundred of science topics that are closely related to children’s life and groups them into different themes, including “science in life,” “natural phenomena,” “human body,” “wonderful animals,” “safety awareness,” and it tailor-made children’s favorite modules, such as Dinosaur, Universe, Insect, Amazing Science, and etc. iHumanpedia provides children with diversified resources, including interesting science videos, captivating encyclopedia animation, scenario simulations and virtual experiments, aiming to explain scientific principles in an easy way and inspire children’s curiosity in science. We have been continually expanding the content of this app by adding a growing series of topics.

iHuman Kids Workout

iHuman Kids Workout is an AI-powered fitness app tailored for children. Designed by a team of professionals in AI industry and national athletes, the app allows children to exercise at home in a fun, scientific and effective way by combining physical fitness knowledge with fun and interactive design. Children can choose a variety of interesting exercises based on their needs, including AI Jump Rope, Hungry Monster, Frame Aim, Music Star, Piano Dance, Heads Up, Orange Run, and etc. Exercises on iHuman Kids Workout are strictly based on the principles of athletic training and the progressive development of children’s movement abilities. Powered by AI technologies, iHuman Kids Workout can accurately track and analyze the status, trajectory and angles of users’ body movements and provide real-time feedback. We also deploy quick image matting technology to separate real person image from background and then integrate it with an AI-powered virtual interactive sports setting, which provides a fresh and immersive experience and further enhances children’s interests in sports.

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

iHuman Reading

iHuman Reading is a reading app specially designed for children. Utilizing our proprietary three-step method, i.e. pre-reading guidance, scanning and intensive reading, iHuman Reading offers children a wide range of selected content, including Chinese ancient poems, stories of idioms, traditional tales, Chinese and foreign classics, with areas covering humanities, history, astronomy and geography. To spark children’s curiosity and interest in reading, iHuman Reading combines interactive picture books, nursery rhymes and high-quality situational cartoons together, offering children an immersive and interesting reading experience.

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

iHuman Little Artists

iHuman Little Artists is an art app designed for children to develop their artistic visions and hands-on skills. Through diverse art creation activities such as outlining, stroking, coloring and handwork, the app guides children to observe and use common art tools in daily life to create artworks, inspiring their passion for drawing, leading them to appreciate artworks, and guiding them to create art of their own.

iHuman Little Artists contains different modules, such as Creative Drawing Canvas, Free Doddle Canvas, Art Museum, and etc., which allow children to practice drawing and gain a better understanding of famous artworks. The Creative Drawing Canvas module provides various themed painting activities, sparking children’s interests in art through fun interaction, and stimulating their creativity through hands-on drawing programs. The Free Doddle Canvas module offers children a wide range of art tools and different thematic coloring templates to unleash their creativity through doodling. The Art Museum module offers online immersive art museum tours, which allow children to navigate through different museums to understand several art themes, including a brief history of humanity, oriental ink painting, western classical art and impressionism, so eventually they could develop their own artistic vision. We also rolled out Magic Coloring Box, an offline drawing kit that could be used side-by-side with our mobile app to create an integrated online-offline experience. Powered by AI technologies, this enhanced app can turn kids’ artwork into an animation with a single snapshot, allowing kids to interact with their on-screen creations and create their own unique stories by dragging and dropping these creations into different scenarios.

iHuman Readers

iHuman Readers is a comprehensive leveled English reading app, and it is embedded with AI-powered assessment module that we cooperate and co-promote with the Oxford University Press. Each reader is graded based on both of the individual user’s English reading ability and their interests, providing a customized reading plan to foster children to become confident readers.

Our smart algorithm closely analyzes children’s daily reading habits and adjusts the difficulty of content accordingly. Readers can receive book recommendations based on their preferences, interests and reading ability. Furthermore, personalized reading tasks are designed to provide the most effective and efficient cycle for each unique reader.

iHuman Writing

iHuman Writing is one of our products that manifest our online and offline integration capabilities. It is a self-directed Chinese character writing app for children to be used in tandem with our iHuman Smart Writing Pen. We integrate the iHuman Writing app and the smart pen to create a tech-powered experience of paper-screen synchronization and real-time feedback. iHuman Writing provides kids with expert demonstrations and interactive activities to help them understand basic strokes, stroke order, and the structure of Chinese characters, grasp the right way to write Chinese, and improve their overall handwriting skills through a step-by-step process. In addition, we empower iHuman Writing with multi-dimensional AI scoring and big data algorithm to offer error correction, real-time feedback, and personalized guidance. As such, we help improve children’s ability to recognize, write, and appreciate Chinese characters.

iHuman Fantastic Friends

We have obtained a license for a brand-new English reading scheme from the Oxford University Press to develop the iHuman Fantastic Friends app. Based on the objectives of early childhood language cognitive development, the app brings original English content to children through a scientifically sequenced process. Difficulty of words and sentence patterns at each level are strictly managed so that the vocabulary and grammar are well-aligned with children’s reading abilities. iHuman Fantastic Friends also attracts children to read by cartooning every picture story into an appealing animated video. In addition, its interactive after-reading exercises enhance children’s ability of English reading comprehension through a variety of fun activities.

bekids

bekids Coding

bekids Coding is an interactive learn-to-code app that enables kids to lay a strong foundation in coding skills, problem solving, and logical thinking. We design coding missions and challenges across unique fun zones on bekids Coding where kids may interact with lovable cartoon heroes. We make coding fun by setting up fascinating missions like collecting hidden items, unlocking secret doors, building a rocket, and many others to motivate and engage young coders. In addition, coding sessions provided on bekids Coding are research-based and designed by experts, allowing kids to acquire the basics of computer programming step-by-step as the adventure progresses.

bekids Coloring

bekids Coloring is an app designed to inspire children’s artistic creativity and develop their visual literacy via fun and interactive drawing activities. bekids Coloring is an ultimate drawing and coloring app that transforms scribblers into creators of masterpieces. We offer a broad range of themes to paint—kids not only color their favorites like chickens, fast cars, alien spaceships, yummy food, and many more, but also paint masterpiece-inspired themes to re-imagine the famous works. We equip our young artists on bekids Coloring with a variety of virtual tools like pencils, brushes, paint, and shimmer markers at their disposal, enabling them to unleash their creativity on a blank canvas. After kids finish painting, a simple touch on the screen brings kids’ artwork to life vividly—chickens hop, comets roar, and dinosaurs dance.

Launched in the third quarter of 2022, bekids Coloring has already received two prestigious awards from the “Mom’s Choice Awards” (MCA) and “Parent Tested Parent Approved” (PTPA), two of North America’s best-recognized and most influential family product awards organizations.

bekids Science

bekids Science is a science exploring app which aims to provide a unique science cultivating experience for curious young minds. It helps kids to make discoveries across a range of STEM topics and build science foundations in a safe and age-appropriate environment. bekids Science offers kids with bite-sized materials in short-form content so that kids are able to observe, question, and think in a gradual and effective approach. In addition, we introduce our entertaining cartoon characters into each STEM topic which interact with scientific principles in fun and unexpected ways. We present all topics, cartoons, quizzes, and more on bekids Science in a kid-friendly environment so that curiosity could take the lead without obstructions when kids explore science.

bekids Reading

bekids Reading is a comprehensive leveled reading app for young readers. Each digital book utilizes exciting interactive contents to help cultivate language skills such as pronunciation, spelling, and word recognition. bekids Reading provides kids with engaging stories that match their reading skills at different reading levels, gradually turning them into motivated readers. bekids Reading aims to transform reluctant readers into eager bookworms by utilizing pre-reading activities that allow kids to play with the in-app characters. After reading, a variety of quizzes, word missions, and puzzles also help promote kids’ reading comprehension, enhance word recognition, and build phonological awareness.

bekids Puzzle

bekids Puzzle is an app with jam-packed puzzles for kids. bekids Puzzle aims to improve kids’ skills in fun and meaningful ways while solving puzzles of dinosaurs, cars, animals, and many more. We have designed hundreds of challenges in several unique puzzle modes—turn-it puzzle, shape match puzzle, spinner puzzle, jigsaw puzzle, part-by-part puzzle and more on bekids Puzzle. Kids will do multiple activities on the screen, such as matching shapes and patterns, finding colors, and will develop their logical thinking skills when they try to find which pieces go where. We also set up difficulty levels from low to high and a hint function for the next step to encourage kids to take on more challenges.

bekids Academy

bekids Academy is thoughtfully designed by experts for early childhood development to help kids build confidence and skills for life. Kids can get familiar with science, reading, phonics, puzzles, art, music and more through 1200+ super fun and interactive intellectually stimulating activities, songs, and cartoons. On bekids Academy, kids will have the opportunities to master skills in language speaking, thinking, problem-solving, and social-emotional development in personalized entertaining activities that match their cognitive levels, interests, and development stages. We also integrate a parent dashboard to allow parents to track their children’s progress and celebrate achievements.

Gogo Town

Gogo Town is an app with jam-packed fun missions and activities designed for kids’ early-year developments. It is a kid-friendly app which requires minimum parental support. We create different scenarios with unique activities, challenges, and opportunities with dynamic difficulty ranges. Kids can interact with their favorite cartoons in Fairy Tale Forest, make desserts in different colors and shapes in Sweet Dessert Store, play a doctor and take care of patients in Happy Hospital, or grow crops and trade with in-app characters in a farm, and more. We also create the Brain Game Planets where kids can play enlightening fun activity designed to boost their logical thinking and cognitive development. Gogo Town intends to boost kids’ creativity, language, logical thinking when having fun in a digital wonderland.

Aha World

Aha World

Aha World is an open-ended interactive app that nurtures a desire for discovery. As a brand-new product developed specifically for international markets, Aha World aims to inspire creativity and imagination by offering kids a highly immersive digital experience with comprehensive themes and captivating features. There’s no limit to what kids can do on Aha World. The only limit is kids’ imagination. For example, kids can wander with dinosaurs, unearth buried mysterious treasure, and conduct an experiment in a laboratory. Aha World allows young players to choose from endless number of interactive items, characters, and settings, personalize their voice and expressions, and create their own world and storylines at their disposal. We aim to boost kids’ creativity under the only rule—there is no rule in Aha World.

Our Offline Products

We develop intellectually stimulating materials, including books, interactive materials, and smart devices for children. Our offline content and smart devices serve both organizations that seek quality intellectual development resources and families who wish to enjoy a more efficient and less burdensome child-upbringing experience.

For organizations, we have developed our proprietary contents to effectively improve the comprehensive mental and physical aptitudes of children, leveraging experience from experts in parenthood industry and our deep understanding of intellectual development sector. Our intellectually stimulating materials lay a solid foundation for children, covering speaking proficiency, critical thinking, reading comprehension, painting, music, physical exercise and creativity, as well as fostering children’s natural interest in traditional Chinese culture. We develop substantially all of our materials in-house and have experienced experts dedicated to designing, evaluating and regularly updating our materials for each area.

For family users, we provide intellectual development materials, such as books and cards that match perfectly with our online products in terms of artistic style, content and IP. This has effectively expanded the fun, immersive and intellectually stimulating scenarios of our online products and improved efficiency in children’s cognitive development, forming a closed-loop, elevated user stickiness.

We offer smart devices that assist in the intellectual development process, including smart reading pens, smart writing pens, and smart building blocks to make cognitive development more productive and fun for children. Our smart devices are designed to be used in tandem with other intellectually stimulating materials of ours, such as books and cards. Our smart reading pens are designed to be used with our reading materials for children. When the reading pen is placed on a specific sentence in the book, it will automatically read out the sentence. Our smart writing pens effectively guide children to write Chinese characters and correct their mistakes promptly with neural network image recognition algorithm and paper screen synchronization technique, in addition to fun video and interesting incentive system, helping children practice and enhance their writing skills independently. Logic pal is an easy-to-operate device equipped with pluggable cards that is designed for Chinese children. Various tasks are designed based on specific storylines, with voice prompts to guide kids through completion, making the whole progress a dynamic and fun journey.

We also offer various sets of building blocks embedded with processing chips for children to build robotic toys that help children to understand basic science concepts. Our building blocks stimulate children’s hands-on capabilities and inspire their interests in science through a playful experience.

We have been and will continue promoting the comprehensive integration of our online and offline products as we have been transforming some of our traditional offline products into an integrated suite which composes diversified contents in both online and offline formats. For example, some of our previous paper-based materials have been upgraded to interactive online courses equipped with paper brochures and learning kits.

Our Users and Customers

Our Users for Online Apps

Our users are primarily children, with parents who seek a less burdensome and more efficient child-upbringing experience through quality, smart digital products that can help their children to develop various cognitive abilities. These parents are generally of the young generation born in 1980s, 1990s, and 2000s, who are more tech savvy.

The number of our average total MAUs grew from 10.61 million in 2020 to 16.40 million in 2021, and further grew to 19.86 million in 2022. The number of paying users who paid subscriptions for the premium content on our apps increased from 3.73 million in 2020 to 4.44 million in 2021, and further increased to 4.75 million in 2022. We intend to expand the demographic coverage of our apps to broader user groups.

Our Customers for Offline Products

We primarily target organizations seeking high quality intellectual development resources for children, as well as families who wish to enjoy a more efficient and less burdensome child-upbringing experience. Based on information provided by our third-party distribution partners and our internal data, as of December 31, 2022, we have sold our offline products to organizations covering almost all provinces or municipalities in China, covering 382 cities in total. In order to make the most out of our online and offline product development capabilities and premium content to achieve sustainable business growth in the future, we have been and will continue promoting the comprehensive integration of our online and offline products. For example, we have been transforming some of our traditional offline products into an integrated suite which composes diversified contents in both online and offline formats.

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

We have a dedicated content development team which consists of experienced experts with deep understanding in child psychology and expertise in cognitive development, entertainment designers, artwork and graphics personnel, and product managers.

Studio Model

Our content development personnel are organized into studios, each of which functions as a creative hub. As of December 31, 2022, we had more than ten studios covering various areas. Furthermore, we also selectively collaborate with leading global content providers to jointly develop intellectually stimulating materials to further enhance our content origination capabilities.

Composition of Studio

Each studio is staffed with dedicated teams of designers and professionals.

●	Develop and update high-quality content. Our experts build their industry insights and experience into solid content that fosters children’s cognitive development during the content development process. To ensure we stay abreast of the latest industry trends, our experts review and update our content on a regular basis.

●	Innovative fun and intellectually stimulating features. Leveraging our advanced technologies, our designers create interactive activities with fun and intellectually stimulating features on our apps, thereby infusing the children’s intellectual development experience with a balanced mixture of fun and cultivation of skills. Our designers continually develop new and refine existing features based on feedback from users, user retention rate of relevant products, and our big data analysis to drive user engagement.

●	Design artwork. Our artwork and graphics personnel focus on creating the lay-out and artwork of our offline materials and the illustrations on our apps.

●	Effective product development. Our product managers are responsible for streamlining the content development process from product development and marketing perspectives.
Technology and Infrastructure

Technology is another cornerstone of our business. Our strong technological capabilities enable us to deliver a superior intellectual development experience and improve operational efficiency.

Intellectual Development Technologies

Our intellectual development technologies have enabled us to offer a uniquely interactive and immersive experience to children. Our fun and intellectually stimulating features in our tech-powered, smart digital apps are meticulously designed and imbued with expertise in children psychology, cognizant capabilities and memorization curves to deliver a balanced mixture of fun and intellectual stimulation to children. We have developed our proprietary shader system, which employs next generation physically based rendering (PBR) techniques customized to optimize content design in online apps.

Artificial Intelligence

We have applied various AI and machine learning technologies in our smart digital apps to better assist parents in monitoring their children’s well-rounded development. For example, we developed our proprietary AI driven voice assessment engine that is tailored to the phonetics of children and can correct children’s pronunciations. It can also automatically respond to children’s questions and evaluate children’s performances when they use our apps. Voice assessment technology tailored to children demands a significantly higher level of accuracy than the voice recognition tools embedded in products commonly available on the market. Our voice assessment engine also addresses the challenges created by background noise. Powered by AI technologies, we can also accurately track and analyze the status, trajectory and angles of users’ body movements and provide real-time feedback. Meanwhile, we deploy quick image matting technology to separate real person image from background and then integrate it with an AI-powered virtual interactive setting. Additionally, we utilize key point recognition and image segmentation technique based on deep learning to bring kids’ artworks to life by turning it into an animation with a simple snapshot. We expect to fully unleash the potentials of AI and machine learning technologies in developing smart and interactive environments for kids’ intellectual development.

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

Branding, Marketing and Sales

We have focused on delivering superior quality tech-powered, intellectual development products for children and parents since our inception. This has allowed us to build a long-lasting brand recognition among families and organizations throughout China and globally, which generates significant organic traffic through word-of-mouth referrals. In 2022, iHuman Chinese won the 2022 China Best HMS Innovative Award (“2022年度中国赛区最佳HMS创新奖”) in the Apps UP Huawei Global App Innovation Contest, and was awarded the 2022 “NextWorld” (“NextWorld 2022年度风采奖”) Award in the knowledge reading category by Qimai.cn and the 2022 Funbook Child App Center Most Popular Award and Most Commercially Valuable Award (in the category of fun interaction) (“2022小课屏少儿应用中心最受欢迎奖和最具商业价值奖”) by the BOE Yiyun Funbook “Tong Ping Xing Guang” Content Incentive Program. In 2021, we have received a Best Innovative and Empowering Partner of the Year Award from Oxford University Press, and the story “The Journey To The West” from iHuman Stories was listed as 2021 National Outstanding Audiobooks Publication Project (“2021年全国有声读物精品出版工程”) by the National Press and Publication Administration. Meanwhile, iHuman Chinese was named as 2021 Best-selling App of the Year by Huawei, and 2021 MIPC Most-valued App of the Year by Xiaomi. In 2020, our iHuman Chinese was listed on the Digital Publication Selection and Recommendation Plan (“数字出版精品遴选推荐计划”) by the National Press and Publication Administration and was selected as one of the 2020 Innovative Promotion Projects (“创新成果推广项目”) by China Information Technology Industry Federation. We were also awarded the Best Innovative Corporation in Information Industry by China Information Industry Trade Association and Most Influential Brand by China Finance Summit in 2020. Our apps were named as the Best Co-operated App (“最佳联运应用”) in 2020 by Huawei App Gallery.

Our bekids products are also winners of many prizes awarded by recognized and influential family product awards organizations. For example, our bekids Reading, bekids Coding, bekids Science, and bekids Puzzle received National Parenting Product Awards (NAPPA) in 2023, bekids Reading and bekids Coloring received Mom’s Choice Awards (MCA) in 2023 and 2022, individually, and bekids Coloring received Parent Tested Parent Approved (PTPA) Award in 2022.

We believe our focus on innovative product development and original content creation will continue to strengthen our brand awareness, which is our best and most cost-efficient marketing measure.

In addition, we promote our products through a variety of marketing and brand promotion activities. We place online marketing mainly through advertisements on app stores. We also conduct marketing on social media platforms and promotional campaigns on internet video and livestreaming platforms. To extend our geographic reach, we have been exploring various new sales channels to expand our footprint into overseas markets and penetrate domestic markets in more cities across China.

We have dedicated sales teams to promote our offline products, including materials and devices that complement our digital products. These sales teams sell our offline products to organizations directly and to third-party distribution partners. Individual users can also purchase our offline products through e-commerce and livestream shopping platforms operated by us or thirty party. In order to make the most out of our online and offline product development capabilities and premium content to achieve sustainable business growth in the future, we have been and will continue promoting the comprehensive integration of our online and offline products. As part of our integrated approach in managing our offline and online products, we leverage our offline sales network to cross-sell our online products, which allows us to scale our business cost-effectively. We also have promotions where we offer online products with bundle sales of our offline products.

Monetization

We mainly generate revenues from the subscription fees that users paid for the premium content of our online apps. We also generate revenues from the sales of offline products to both individual users and organizations.

Subscription fees from online apps

We attract users with free content on our online apps and convert them into paying users. For most of our online apps, users are provided with free-trial content but would need to pay subscription fees to use our premium content.

Time-based subscription

As of March 31, 2023, we offer time-based subscription packages for the premium content that range from one month to twelve months for our various apps. The subscription packages are generally priced at a reasonable level so that our target users can be easily converted into paying users.

Content-based subscription

As of March 31, 2023, we also offer content-based subscription packages on some of our products. Through such subscription, our users can select specific packages comprising premium content for an indefinite term within the lifecycles of our products, without subscribing for time-based packages. We strategically price our content-based subscription packages within a reasonable range in order to increase user conversion rate and enhance user stickiness.

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

As of December 31, 2022, we have registered 14 domain names relating to our business, including our website www.ihuman.com, 97 software copyrights, 46 art work and other copyrights, 33 patents and 454 trademarks. We are also in the process of applying registrations for patents and trademarks both in mainland China and overseas.

Environmental, Social and Governance (ESG) Initiatives

We are committed to empowering the parenthood industry with superior original content and high-tech innovation and promoting a more joyful and efficient child-upbringing experience. We believe our continued growth depends on our integration of ESG values into our corporate vision and day-to-day operations. Since our inception, we have endeavored to undertake environmental sustainability and corporate social responsibility and meet society’s changing needs despite the challenging economic environment.

Environmental Sustainability

Being environmentally friendly is an integral part of our business. With an understanding of the impact of climate change to our long-term development, we actively promote environmental sustainability and continue creating values for economic development, environmental friendliness, and social harmony. We do not operate in a traditional industry that leaves heavy traces of carbon footprint. Our online applications contribute to the reduction of greenhouse gas emission as compared with mass production of printed paper books. We advocate green office practices and constantly raise the awareness of environmental protection among our employees by encouraging conservation of water, electricity, paper and office supplies. For instance, we encourage all employees to promptly turn off lights, shut down computers after work, select double-sided printing whenever possible, and use printers on energy-saving mode. We promote the use and recycling of energy-saving and low-carbon equipment in our office to make our operation more environmentally friendly. We also encourage green transportation by providing our employees shuttle bus to transport between a few pick-up spots and their offices and installing charging stations for electronic vehicles free-of-charge.

Social Responsibility

We endeavor to make meaningful contributions to the greater social good. We are fully committed to be socially responsible and make a positive impact on the society.

Recognized, superior, efficient and relieved child-rearing experience. We are committed to making the child-upbringing experience easier for parents and transforming cognitive development into a fun journey for children. We are the winner of many recognized and influential awards, including, for example, 2022 China Best HMS Innovative Award, the National Parenting Product Awards (NAPPA) in 2023, the Mom’s Choice Awards (MCA) in 2022 and 2023, and the Parent Tested Parent Approved (PTPA) Award in 2022. Our unique, fun, and interactive product offerings stimulate children’s natural curiosity and exploration. Our high-quality, original content covers areas including reading, painting, fitness, science and coding, among others. To meet our users’ intellectual and cultural needs, we will continue to work with our in-house content developers to diversify our product offerings and enrich our content. We believe in the value of families and child-upbringing as one of the fundamentals in the human society and aspire to enrich it with our contributions.

Rural and community service. Leveraging our industry insights, we seek to give back to the society by promoting knowledge sharing in rural areas and performing community services. Our product offerings promote equal and fair access to knowledge for everyone—parents and children in rural areas who might not otherwise have sufficient access to knowledge are able to enjoy an enlightening journey with immense knowledge which only requires a smart device with internet connection. In addition, we cooperate with local governmental authorities and charitable funds to serve and give back to rural and local communities. For example, we regularly donate materials, such as books, picture books, and children’s development kits to underdeveloped areas from time to time, including in Guizhou and Yunnan provinces of mainland China. We have also organized our staff to conduct voluntary teaching in rural schools.

Employee care. Our employees are our most important asset. We strive to provide employees with comprehensive social benefits, a diverse work environment, and a wide range of career development opportunities. We have invested and are committed to continually allocating resources in employee career development and training. For example, we encourage our employees to take at least one online training session per week and attend offline sessions hosted by industry experts. To create a positive, joyful, and caring working environment, we have organized various teambuilding activities to enrich the cultural life of employees. We also offer a system of paid leave and compensatory leave, in addition to statutory annual leave. We have a structured and clear promotion mechanism that incentivizes employees to grow professionally. To create a healthy and safe working environment for our employees during the COVID-19 pandemic, we also provided all of our employees with masks, sterilization products, and other protective equipment.

Supportive and friendly work arrangement. We hope to make our employee’s work life easier while promoting environmental sustainability. To that end, we encourage green transportation by providing our employees shuttle bus for them to travel between a few pick-up spots and their office and charging stations for electronic vehicles free-of-charge. Our office space is also equipped with a dining hall, a fitness club and sleeping pods for the convenience of employees. In addition, we care about our employees’ physical and mental health and have on-site nurses and an Employee Assistance Program through which mental health consultants are available to employees in need. We also provide first-aid kit for our employees in the office.

COVID-19 outbreak relief. We believe it is our responsibility to stand out in difficult times. We have supported China’s nationwide efforts to contain the pandemic during the COVID-19 outbreak. We take health and safety of our employees as our top priority. We ensured workplace safety through daily disinfection activities and social distancing policies during the recurrences of regional COVID-19 outbreaks. We also adjusted working hours and offered our employees the maximum flexibility on work arrangements amidst the height of the COVID-19 pandemic.

Insurance

In addition to providing social security insurance for our employees as required by laws and regulations of mainland China, we also provide supplemental commercial medical insurance for our employees. We maintain product liability insurance for certain materials used in offline scenarios. We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key personnel insurance. We have maintained director, officer and company liability insurance since October 2020. We consider our insurance coverage to be in line with that of other companies of similar size and business nature in China.

For a discussion of risks relating to our insurance coverage, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited business insurance coverage, which could expose us to significant costs and business disruption.”

Regulations

We operate our business in China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, or the NPC, the country’s highest legislative body, the State Council, the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the MIIT, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, and the National Press and Publication Administration (formerly known as the General Administration of Press and Publication, or the GAPP). This section summarizes the principal regulations in mainland China related to our business.

Regulation Related to Foreign Investment

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms within five years. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under laws and regulations of mainland China that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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

To comply with the above foreign investment restrictions, we rely on the contractual arrangements with the VIE to operate our business in China. We have been advised by our PRC counsel, Tian Yuan Law Firm, however, that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

The Classified Catalog of Telecommunications Services (2015 Version), or the 2016 MIIT Catalog, which took effect on March 1, 2016, and amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2016 MIIT Catalog. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to Administrative Measures on Internet Information Services, any company that engages in the provision of commercial internet information services shall obtain a sub-category VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within mainland China. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China on June 28, 2016 and last amended on June 14, 2022. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security. We provide information to our users through our online apps and website, which is classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, we have obtained four ICP Licenses as of the date of this annual report.

Regulation Related to Educational Apps

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Educational Apps, which require, among others, for online apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor contents; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements of the Educational Apps. On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion. After the promulgation of the Alleviating Burden Opinion, relevant regulatory authorities have withdrawn their approvals to the filing of all related online apps. As of the date of this annual report, due to the promulgation of Alleviating Burden Opinion, it remains uncertain whether our products are considered as educational apps that are required to complete the filing procedure. Currently, we believe that our online apps are not explicitly required to go through such filing procedure. However, we cannot assure you that relevant government authorities would not take a contrary view and deem our apps as educational apps requiring filing. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, our apps may be deemed as educational apps by relevant government authorities at the present stage or in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies in mainland China regarding the industry in which we operate, which may materially and adversely affect our business, financial condition and results of operations.”

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

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP License; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; and (v) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited.

Any violation of the foregoing shall be rectified. As of the date of this annual report, no regulatory authority in mainland China has expressly indicated that the products provided by us are classified as after-school tutoring and we have not received any notification from any regulatory authority in mainland China, indicating that the products provided by us are classified as after-school tutoring and shall be further regulated by relevant provisions of the Alleviating Burden Opinion. Currently, we believe the products provided by us should not be classified as after-school tutoring. However, under the complex and evolving regulatory regime and due to the broad discretion the government authorities may have on interpretation, application and enforcement of the Alleviating Burden Opinion and related regulations, we cannot assure you that relevant government authorities may not take a contrary view, and it is thus unclear whether the products provided by us will be classified as after-school tutoring on academic subjects pursuant to the existing and future laws or regulations in mainland China or the opinion from relevant regulatory authorities. In the event that we are deemed to provide after-school tutoring on academic subjects under any existing and future laws or regulations in mainland China or the opinion from relevant regulatory authorities, we may be subject to relevant provisions of the Alleviating Burden Opinion and other laws or regulations in mainland China in relation to after-school tutoring, and we may be subject to fines or required to unwind the existing contractual agreements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies in mainland China regarding the industry in which we operate, which may materially and adversely affect our business, financial condition and results of operations.”

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

Regulation Related to Online Publishing

On February 4, 2016, the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, which came into effect on March 10, 2016. Under the Administrative Provisions on Online Publishing Services, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. We currently do not hold an Online Publishing Service Permit. As of the date of this annual report, there are no implementation rules, explicit interpretation from the government authorities or prevailing enforcement practice deeming the provision of our content to our users through our apps as “online publishing” and requires an Online Publishing Service Permit. Nevertheless, it remains unclear whether the PRC local authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit and the Online Transmission of Audio-Visual Programs License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Cybersecurity, Data Security and Personal Information Protection

Pursuant to the PRC Cybersecurity Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cybersecurity Law requires that critical information infrastructures operators generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

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

In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against online apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

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

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. Further, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

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

On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, with effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in mainland China should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than one million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively, transfers personal information overseas; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.

As we provide information through our online apps and website, we are subject to these laws and regulations relating to protection of internet security and protection of privacy, and failure to comply with these laws and regulations could have a material adverse effect on us. For a detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes data in the ordinary course, and we are required to comply with PRC and other applicable laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.”

Regulation Related to Distribution of Publications

The GAPP and the MOFCOM jointly issued the Administrative Regulations on Publications Market, effective on June 1, 2016. According to such regulations, any organization or individual engaged in wholesale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in mainland China is regulated on different administrative levels. An entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of the GAPP; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of the GAPP at the county level.

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

Regulation Related to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of mainland China, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audiovisual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

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

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, providing that the classic literary works, radio, film and television programs, internet original audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs which have political orientation issues, copyright issues or content issues. We currently do not hold a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, operators of intellectual development apps are not explicitly required to obtain the Online Transmission of Audio-Visual Programs License. Nevertheless, it remains unclear whether the PRC local authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretations and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones, including the Online Publishing Service Permit and the Online Transmission of Audio-Visual Programs License due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

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

On May 14, 2019, the General Office of MCT promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which requires that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that require an Internet Culture Business Operating License. To comply with the relevant laws and regulations, we have obtained an Internet Culture Business Operating License as of the date of this annual report.

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

Regulation Related to Advertising

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of mainland China are applied to PRC Advertising Law, which was promulgated by the SCNPC on October 27, 1994 and was last amended on April 29, 2021. Pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. Particularly, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations, or obtaining a degree or qualification certificate; (ii) any express or implied guaranteed promise relating to education or training results; (iii) use of the names or images of research institutes, academic institutions, educational institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Any data, statistics, research result, summary, quotation and other quoted information used in an advertisement shall be authentic and accurate, with the source indicated. If the quoted information is subject to a scope of application or a valid period, the scope of application or valid period shall be clearly indicated. In addition, the minors under the age of ten shall not be used as advertisement endorsers. As we engage in advertising, we are subject to these laws and regulations relating to advertisement.

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

Regulation Related to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by State rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all enterprises of mainland China are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. As all of our full-time employees are located in China, we are subject to the above laws and regulations in relation to employment.

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

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in mainland China shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT will become solely responsible for collecting social insurance premiums. As required by relevant law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees based in mainland China, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance.

Housing Provident Fund

According to the Administrative Regulations on the Administration of Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was last amended on March 24, 2019, housing provident fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees.

A unit employer shall undertake registration of payment and deposit of the housing provident fund in the housing provident fund management center and, upon verification by the housing provident fund management center, open a housing provident fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. With respect to unit employers who violate the regulations hereinabove and fail to complete housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such unit employers shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to complete their registrations within the designated period shall be subject to a fine of between RMB10,000 and RMB50,000. When unit employers are in breach of these regulations and fail to pay deposit housing provident fund contributions in full amount as they fall due, the housing provident fund administration center shall order such unit employers to pay within a prescribed time limit, failing which an application may be made to a people’s court for compulsory enforcement. As required by relevant law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees based in mainland China, including the housing provident fund.

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

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, was promulgated by SAFE on June 9, 2016 and became effective on the same date. Pursuant to Circular 16, enterprises registered in mainland China may also convert their foreign debts from foreign currency to Renminbi on a self- discretionary basis. Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in mainland China. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by laws and regulations of mainland China, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

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

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and is not within the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or the Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, since the SAFE Circular 28 and Circular 330 are relatively new, it is unclear how SAFE and other government authorities as well as competent banks will carry this out in practice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to an entity in mainland China does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross- border Financing, or PBOC Circular 9, which sets forth an upper limit for entities in mainland China, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan. We may not be able to obtain these government approvals or complete such registrations on a timely basis, or at all, with respect to future foreign loans provided by us to our subsidiaries in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation in mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our subsidiaries in mainland China and the VIE in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulation on Foreign Exchange Registration of Overseas Investment by Residents of Mainland China

SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by residents or entities of mainland China to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by residents of mainland China (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by residents of mainland China through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by residents of mainland China in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, residents of mainland China are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the residents of mainland China, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the FIE that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant FIE, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant residents or entities of mainland China to penalties under foreign exchange administration regulations in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulations in mainland China relating to offshore investment activities by residents of mainland China may limit our subsidiaries in mainland China’ ability to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are resident of mainland China to liability and penalties under laws and regulations of mainland China.”

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, residents of mainland China who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are residents of mainland China must retain a qualified PRC agent, which could be a subsidiary in mainland China of the overseas publicly listed company or another qualified institution selected by the subsidiary in mainland China, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the residents of mainland China who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the exercise of the employee share options of the residents of mainland China. The foreign exchange proceeds received by residents of mainland China from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such residents of mainland China.

In addition, the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The subsidiaries in mainland China of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the subsidiaries in mainland China fail to withhold their income taxes according to relevant laws and regulations, the subsidiaries in mainland China may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with regulations in mainland China regarding the registration requirements for employee stock incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.”

Regulation Related to Dividend Distribution

The principal laws, rule and regulations governing dividends distribution by companies in mainland China are the PRC Company Law, which applies to both domestic companies and foreign-invested companies in mainland China, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in mainland China are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. Companies in mainland China are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Under the PRC EIT Law, an enterprise established outside mainland China with its “de facto management body” located in mainland China is considered a “resident enterprise,” which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in mainland China, or has an establishment or place of business in mainland China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside mainland China at the reduced rate of enterprise income tax of 10%. Dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

Pursuant to the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a resident enterprise of mainland China to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the resident enterprise of mainland China. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in resident enterprise of mainland China; and (iii) it must have directly owned such required percentage in resident enterprise of mainland China throughout the 12 months prior to receiving the dividends.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in resident enterprises of mainland China without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in resident enterprise of mainland China. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

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

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for imposition of Value-Added Tax to Replace Business Tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services and VAT of a rate of 3% applies to small-scale taxpayers. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of mainland China are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, the SAT, and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of VAT Tax, or the Notice 39, which became effective on April 1, 2019. The Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%. For more details, see “Item 10. Additional Information—E. Taxation.”

Regulation Related to M&A and Overseas Listings

On August 8, 2006, six regulatory agencies in mainland China, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAMR, the CSRC and SAFE jointly issued the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) entities or individuals in mainland China obtain the Ministry of Commerce’s approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a company in mainland China at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in mainland China company overseas by listing the SPV in an overseas market; (ii) the SPV obtains the Ministry of Commerce’s approval before it acquires the equity interests held by the entities or individual in mainland China in the company in mainland China by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Ministry of Commerce Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Ministry of Commerce Security Review Regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On October 23, 2020, the SAMR promulgated Interim Provisions on the Review of Concentrations of Undertakings, effective on December 1, 2020, which further implement the Anti-Monopoly Law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—M&A Rules and certain other regulations in mainland China establish complex procedures for certain acquisitions of companies in mainland China by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.”

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

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. According to the Trial Measures, (i) where an issuer, which is a domestic company or an overseas company determined as indirect overseas offering and listing of a domestic company, seeks for follow-on offering of securities in the same overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after the completion of such follow-on offering; (ii) where an issuer seeks for offering and listing of securities in other overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after such application is submitted; (iii) if the overseas offering and listing of the issuer is considered as indirect overseas offering and listing of a domestic company, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC; (iv) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (v) the issuer shall report relevant information to the CSRC within three business days after the occurrence and announcement of the following events: (a) change in control of the issuer; (b) the issuer is subject to investigation, sanction and other measures imposed by the overseas securities regulatory authorities or the relevant authorities; (c) the issuer changes its listing status or the listing board; (d) the issuer terminates the listing voluntarily or compulsorily; (vi) the issuer shall report relevant information to the CSRC within three business days after any significant change in the main business operation of the issuer, if such change in business operation makes the issuer no longer need to comply with the filing requirements.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that domestic companies that have already completed the overseas offering and listing prior to the effectiveness of the Trial Measures are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures.

As a supplement to the Trial Measures, the CSRC, Ministry of Finance of mainland China, National Administration of State Secrets Protection and National Archives Administration of mainland China, jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Provisions, on February 24, 2023, which came into effect on March 31, 2023. The Provisions requires that any domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials containing state secrets or working secrets of governmental agencies to any individuals or entities including securities companies, securities service providers and overseas regulators, shall first obtain an approval from competent PRC governmental authorities, and shall file with the secrecy administrative department at the same level.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our major subsidiaries, the VIE and its major subsidiaries, as of December 31, 2022:

Note:

(1)	Shareholders of Tianjin Hongen and their respective shareholdings in the VIE and relationship with our company are (i) Mr. Hanfeng Chi (63.61%), our director and brother of Mr. Michael Yufeng Chi, our controlling shareholder; (ii) Sanming Juyichang Enterprise Management Service Partnership (Limited Partnership) (17.67%), a limited partnership incorporated in mainland China beneficially and wholly owned by our employees and consultant; (iii) Mr. Tian Liang (7.07%), our shareholder; (iv) Sanming Jushengyi Enterprise Management Service Partnership (Limited Partnership) (6.65%), a limited partnership incorporated in mainland China beneficially and wholly owned by our employees; and (v) Sanming Kangqian Information Technology Service Co., Ltd. (5%), a company incorporated in mainland China beneficially and wholly owned by Mr. Hanfeng Chi, our director.

Contractual Arrangements with the VIE and Its Shareholders

To comply with laws and regulations in mainland China which has certain limitation of foreign control of companies that engage in value added telecommunication services and certain other businesses, our Group primarily conduct our business in mainland China through the VIE and VIE’s subsidiaries. The equity interests of the VIE are legally held by the shareholders in mainland China (the “Nominee Shareholders”). Through the contractual agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to our WFOEs, who immediately assigned the voting rights underlying their equity interests in the VIE to our Company. Therefore, our Company has the power to direct the activities of the VIE that most significantly impact its economic performance. Our Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. Based on the above, our Company is considered the primary beneficiary of the VIE for accounting purposes and we consolidate the VIE in accordance with SEC Regulation SX 3A 02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

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

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among Hongen Investment, Tianjin Hongen and its Nominee Shareholders, the Nominee Shareholders irrevocably granted Hongen Investment or its designee(s) an exclusive call option to purchase, when and to the extent permitted under laws and regulations of mainland China, all or part of the equity interests in Tianjin Hongen. Hongen Investment has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the call option to purchase all or part of the equity interests in Tianjin Hongen or assets held by Tianjin Hongen will be the minimum amount of consideration permitted under the then applicable laws and regulations of mainland China. Without the prior consent of Hongen Investment, Tianjin Hongen and its Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. The exclusive call option agreement will remain in effect until all the equity interests held by Nominee Shareholders or the assets held by Tianjin Hongen are transferred to Hongen Investment or its designee(s). Hongen Investment may terminate the exclusive call option agreement at its sole discretion, whereas under no circumstances may Tianjin Hongen or its Nominee Shareholders terminate this agreement. Any proceeds received by the Nominee Shareholders from the exercise of the option and distribution of profits or dividends, shall be remitted to Hongen Investment or its designee(s), to the extent permitted under laws and regulations of mainland China.

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

Financial Support Letter

Pursuant to the financial support letter entered into between Tianjin Hongen and us, we are obligated and hereby undertakes to provide unlimited financial support to Tianjin Hongen, to the extent permissible under the applicable laws and regulations in mainland China. We agree to forego the right to seek repayment in the event if Tianjin Hongen is unable to repay such funding.

Resolution of the Company’s board of directors

Our board of directors resolved that the rights under the powers of attorneys and the exclusive call option agreement were assigned to any officer authorized by the board of directors.

As of the date of this annual report, no regulatory authority in mainland China has expressly indicated that the products provided by us are classified as after-school tutoring and we have not received any notification from any regulatory authority in mainland China, indicating that the products provided by us are classified as after-school tutoring and shall be further regulated by those provisions of the Alleviating Burden Opinion that may affect our ownership structures and contractual arrangements. Therefore, in the opinion of the Tian Yuan Law Firm, our PRC counsel, (i) the ownership structures of the VIE and our WFOEs are not in violation of applicable laws and regulations in mainland China currently in effect; and (ii) the contractual agreements are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations in mainland China currently in effect.

We have been further advised by our PRC counsel that there are substantial uncertainties in the legal system in mainland China resulting from current or future laws, regulations, policies in mainland China or requirements from relevant regulatory authorities. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. These, uncertainties in the legal system in mainland China could cause relevant regulatory authorities to find the current contractual agreements and businesses to be in violation of any existing or future laws or regulations in mainland China and could limit our ability to enforce our rights under these contractual agreements. Furthermore, the Nominee Shareholders of the VIE may have interests that are different from our interests, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE. In addition, if the Nominee Shareholders will not remain the shareholders of the VIE, breach, or cause the VIE to breach, or refuse to renew, the existing contractual agreements we have with them and the VIE, we may not be able to effectively control the VIE and receive economic benefits from it, which may result in deconsolidation of the VIE.

In addition, if the current structure or any of the contractual agreements were found to be in violation of any existing or future laws or regulations in mainland China, we may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting our right to collect revenues, temporary or permanent blocking of our internet platforms, restructuring of the our operations, imposition of additional conditions or requirements with which we may not be able to comply, or other regulatory or enforcement actions against us.

As of December 31, 2022, there were no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and VIE’s subsidiaries are without recourse to us.

D.Property, Plant and Equipment

We lease offices in Beijing with premises of 10,375 square meters with lease terms of up to 29 months and offices in Chengdu with premises of 228 square meters with lease terms of one year from Perfect World Group, an affiliate of ours. We lease employee dormitory facilities in Hubei Province of 146 square meters, with a one-year lease term. We also lease warehouse facilities in Zhongshan, Guangdong Province, for an aggregate of 12,473 square meters, with lease terms ranging from 66 to 78 months. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

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

With innovative and high-quality products targeting both individual users and organizations, we have built a trusted and well recognized brand, as well as a massive and loyal user base in China. Our apps have attracted a user base of 19.86 million average total MAUs in 2022. Our line-up of products includes (i) interactive and self-directed apps, and (ii) offline products.

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

Capitalizing on our proprietary technology infrastructure and innovative products, we have built a scalable business. We primarily generate revenues from users’ paid subscriptions for the premium content of our smart digital apps. We also generate revenues from the sale of offline products to both individual users and organizations.

Our revenues increased from RMB531.9 million in 2020 to RMB944.7 million in 2021, and further increased to RMB985.5 million (US$142.9 million) in 2022.

Our gross profit also increased from RMB365.4 million in 2020 to RMB660.6 million in 2021, and further increased to RMB691.2 million (US$100.2 million) in 2022. We had operating losses of RMB44.5 million and RMB54.2 million in 2020 and 2021, respectively, and operating income of RMB111.6 million (US$16.2 million) in 2022. Additionally, we incurred net losses of RMB37.5 million and RMB37.1 million in 2020 and 2021, respectively, and net income of RMB109.8 million (US$15.9 million) in 2022.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors in the industry in which we operate. We have benefited from the China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on products that make child-upbringing more efficient and less burdensome for parents. Our results of operations and financial condition are also affected by a number of technological advancements in the industry in which we operate, including technological advancements in interaction, and other content features that contribute to continued improvement in children’s intellectual development experience, as well as the increasing mobile internet penetration in China.

While our business is influenced by these general factors, we believe our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to grow our user base

We currently derive all of our online subscriptions revenue from subscription fees charged to users for the premium content on our online apps. Our revenue is mainly driven by the increase in the number of our paying users, which is affected by our ability to grow the number of active users, and our ability to convert a greater portion of our active users into paying users. We track the average total MAUs for each of our apps, which is the number of unique mobile devices through which such app is accessed at least once in a given month, as a key metric for our user base and our users’ level of engagement. Our ability to maintain and enhance user engagement, depends on, among other things, our ability to continually offer popular tech-powered, intellectual development products and provide an entertaining and effective experience for children to develop various cognitive abilities. The number of our average total MAUs grew from 10.61 million in 2020 to 16.40 million in 2021, and further to 19.86 million in 2022. Our paying users increased from 3.73 million in 2020 to 4.44 million in 2021, and further to 4.75 million in 2022.

Our ability to increase average spending of paying users

Our revenues are also driven by the increase in average revenue per paying user for our products. Our revenues increased from RMB531.9 million in 2020 to RMB944.7 million in 2021, and further to RMB985.5 million (US$142.9 million) in 2022. Our average revenue per paying user was RMB142.6, RMB212.8 and RMB207.5 (US$30.1) in 2020, 2021 and 2022, respectively. Average revenue per paying user is primarily determined by our ability to provide a suite of diversified products tailored to families’ child-upbringing needs and children’s intellectual curiosity, the perceived effectiveness of our content, as well as our pricing strategies. Leveraging our strong in-house original content development expertise and our application of advanced technologies, we intend to continue to expand our product offerings to cover a wider array of areas, through a more diverse selection of content delivery formats. We determine our pricing primarily based on our assessment of the market demand, as well as certain other factors, such as the availability of competing products.

Our ability to optimize our product offerings

We offer a diversified suite of integrated online and offline products to individual users, organizations and distributors, and our results are affected by the gross margins for the mix of products we offer. Leveraging our integrated approach in diversifying and managing our product offerings, we have expanded our offerings in a scalable manner through effectively lowering our marginal costs. Our gross profit increased from RMB365.4 million in 2020 to RMB660.6 million in 2021, and further increased to RMB691.2 million (US$100.2 million) in 2022. Our gross margin also increased from 68.7% in 2020 to 69.9% in 2021, and further to 70.1% in 2022. We intend to continue to leverage our integrated strategy to optimize our product mix and develop new products that meet diversified needs of both individual users and organizations.

Our ability to manage our costs and operating expenses effectively

Our results of operations are affected by our ability to control our costs. We intend to continue to prudently control our cost of revenues and operating expenses.

We have also incurred substantial research and development expenses and continue to improve our technologies to offer innovative content compelling to users. We plan to continue investing in technological innovations and monitoring our research and development expenses in an economic and efficient way.

Historically, we had been able to maintain our sales and marketing expenses as a relatively low percentage of our revenues, due to our strong brand reputation and word-of-mouth referrals from existing customers and users. We intend to continue to leverage our existing brand value and to strategically and efficiently market our products while engage in advertising and other marketing methods.

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

Key Components of Results of Operations

Revenues

We generate revenues from online subscription fees charged to users for premium content on our online apps, as well as sales of offline products and others. Beginning in 2022, as we continued to expand our online offerings and further integrate the online and offline product offerings, revenues from traditional offline products as a percentage of total revenues declined to less than 10%, thus we start reporting our revenues in an aggregate category.

In 2020, 2021 and 2022, our revenues were RMB531.9 million, RMB944.7 million and RMB985.5 million (US$142.9 million), respectively.

Cost of revenues

Our cost of revenues primarily consists of channel costs and product costs. The channel costs mainly include commission paid to third party online app stores and to third party distributors for our online self-directed apps. Our cost of revenues also includes payroll and welfare expenses, freight costs, and others. The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of Revenues:
Channel costs	98,027	18.4	181,557	19.2	197,246	28,598	20.0
Product costs	40,179	7.6	55,208	5.8	48,387	7,015	4.9
Payroll and welfare	6,517	1.2	18,716	2.0	17,390	2,521	1.8
Freight	3,746	0.7	5,848	0.6	5,524	801	0.6
Others	18,003	3.4	22,769	2.5	25,796	3,741	2.6
Total cost of revenues	166,472	31.3	284,098	30.1	294,343	42,676	29.9

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	199,510	37.5	415,334	44.0	313,481	45,450	31.8
Sales and marketing expenses	95,717	18.0	202,093	21.4	156,916	22,751	15.9
General and administrative expenses	114,667	21.6	97,445	10.3	109,195	15,832	11.1
Total operating expenses	409,894	77.1	714,872	75.7	579,592	84,033	58.8

Research and development expenses. Our research and development expenses primarily consist of payroll and welfare expenses, outsourcing expenses related to third party research and development service providers, and to a lesser extent, rental expenses for office space, share-based compensation to our personnel engaged in content development and technology development, and others. We recorded share-based compensation expenses of RMB19.5 million in 2020, RMB5.4 million in 2021 and RMB6.4 million (US$0.9 million) in 2022 under research and development expenses. The significant reduction in share-based compensation expenses recorded under research and development expenses was primarily due to share-based compensation expenses that were recognized accumulatively since our initial public offering as a performance condition was met in 2020. The following table breaks down our total research and development expenses by categories, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Research and development expenses:
Payroll and welfare	145,704	27.4	317,725	33.6	258,466	37,474	26.2
Outsourcing	21,311	4.0	63,712	6.7	18,329	2,657	1.9
Rental	8,857	1.7	19,030	2.0	17,847	2,588	1.8
Share-based compensation	19,499	3.7	5,431	0.6	6,377	925	0.6
Others	4,139	0.7	9,436	1.1	12,462	1,806	1.3
Total research and development expenses	199,510	37.5	415,334	44.0	313,481	45,450	31.8

Sales and marketing expenses. Our sales and marketing expenses primarily consist of advertisement and promotion expenses, payroll and welfare expenses, and office rental expenses. We recorded share-based compensation expenses of RMB2.9 million in 2020, RMB3.0 million in 2021 and RMB1.6 million (US$0.2 million) in 2022 under sales and marketing expenses.

General and administrative expenses. Our general and administrative expenses primarily consist of payroll and welfare expenses, professional fees, certain compliance costs as a public company, and share-based compensation to our management employees involved in general corporate functions and administrative matters. We recorded share-based compensation expenses of RMB55.6 million in 2020, RMB5.8 million in 2021 and RMB4.7 million (US$0.7 million) in 2022 under general and administrative expenses. The significant reduction in share-based compensation expenses recorded under general and administrative expenses was primarily due to share issuances and option grants to our employees and consultants that were incurred in 2020.

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

PRC

Generally, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, which are considered resident enterprises of mainland China under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under tax laws and regulations of mainland China and accounting standards at a rate of 25%.

An enterprise may benefit from preferential tax treatment under the PRC EIT law if it qualifies as a “Software Enterprise.” Tianjin Hongen qualified as a Software Enterprise and is entitled to an exemption from enterprise income tax for two years starting 2020, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a Software Enterprise is subject to annual evaluation by the relevant PRC authorities. In 2021, Tianjin Hongen qualified as a “high and new-technology enterprise” and enjoyed a preferential tax rate of 15% for three years starting from 2021. We expect to adopt the tax reduction as software enterprise in the annual filing of enterprise income taxes for the fiscal year of 2022, which will be completed in May 2023.

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

Dividends paid by our wholly foreign owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a resident enterprise of mainland China for income tax purposes in mainland China, such classification could result in unfavorable tax consequences to us and our shareholders who are non-residents of mainland China or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage)
Revenues	531,915	100.0	944,722	100.0	985,517	142,887	100.0
Cost of revenues(1)	(166,472)	(31.3)	(284,098)	(30.1)	(294,343)	(42,676)	(29.9)
Gross profit	365,443	68.7	660,624	69.9	691,174	100,211	70.1
Operating expenses
Research and development expenses(1)	(199,510)	(37.5)	(415,334)	(44.0)	(313,481)	(45,450)	(31.8)
Sales and marketing expenses(1)	(95,717)	(18.0)	(202,093)	(21.4)	(156,916)	(22,751)	(15.9)
General and administrative expenses(1)	(114,667)	(21.6)	(97,445)	(10.3)	(109,195)	(15,832)	(11.1)
Total operating expenses	(409,894)	(77.1)	(714,872)	(75.7)	(579,592)	(84,033)	(58.8)
Operating income (loss)	(44,451)	(8.4)	(54,248)	(5.8)	111,582	16,178	11.3
Other income, net	7,441	1.4	17,052	1.8	21,190	3,072	2.2
Income (loss) before income taxes	(37,010)	(7.0)	(37,196)	(4.0)	132,772	19,250	13.5
Income tax benefits (expense)	(466)	(0.1)	145	0.0	(22,953)	(3,328)	(2.3)
Net income (loss)	(37,476)	(7.1)	(37,051)	(4.0)	109,819	15,922	11.2
Non-GAAP Financial Measures
Adjusted operating income (loss)(2)	35,440	6.7	(39,073)	(4.1)	124,626	18,069	12.6
Adjusted net income (loss)(2)	42,415	8.0	(21,876)	(2.3)	122,863	17,813	12.5

Notes:

(1)	Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
Cost of revenues	1,897	940	348	50
Research and development expenses	19,499	5,431	6,377	925
Sales and marketing expenses	2,858	3,010	1,599	232
General and administrative expenses	55,637	5,794	4,720	684
Total	79,891	15,175	13,044	1,891

(2)	For discussions of adjusted operating income (loss) and adjusted net income (loss) and reconciliation of adjusted operating income (loss) to operating income (loss) and adjusted net income (loss) to net income (loss), see “—Non-GAAP Financial Measures.”

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our revenues increased by 4.3% from RMB944.7 million in 2021 to RMB985.5 million (US$142.9 million) in 2022.

The increase in revenues was primarily driven by the enhanced user engagement and the expansion of user base. Average total MAUs were 19.86 million in 2022, representing an increase of 21.1% from 16.40 million in 2021. The number of paying users was 4.75 million in 2022, representing an increase of 7.0% from 4.44 million in 2021. The increase in our user base was driven by our unwavering commitment to original intellectual development content and our utilization of advanced technologies, which represent the two cornerstones contributing to our success. We have carried out the strategy to increase our product mix and diversification and we plan to continue to introduce new products in the foreseeable future to further diversify our monetization channels and solidify our competitive position.

We plan to continue to invest in improving product quality and user experience and build out our already strong pipeline, adding more interactive product offerings to our comprehensive product portfolio.

Cost of revenues

Our cost of revenues increased by 3.6% from RMB284.1 million in 2021 to RMB294.3 million (US$42.7 million) in 2022, primarily attributable to the increases in channel costs, which was in line with our revenue growth.

Our channel cost increased by 8.6% from RMB181.6 million in 2021 to RMB197.2 million (US$28.6 million) in 2022, primarily resulting from the increased commission fees paid to app stores and third-party distributors, which was consistent with our revenues growth trend.

Gross profit

As a result of the foregoing, our gross profit increased by 4.6% from RMB660.6 million in 2021 to RMB691.2 million (US$100.2 million) in 2022. Our gross margin was 70.1% in 2022, compared with 69.9% in 2021, which was relatively stable.

Operating expenses

Our total operating expenses decreased by 18.9% from RMB714.9 million in 2021 to RMB579.6 million (US$84.0 million) in 2022. Share-based compensation expenses of RMB12.7 million (US$1.8 million) were recognized in 2022, compared with RMB14.2 million in 2021.

Research and development expenses. Our research and development expenses decreased by 24.5% from RMB415.3 million in 2021 to RMB313.5 million (US$45.5 million) in 2022, primarily attributable to the decreased payroll and welfare expenses for our research and development personnel, which decreased from RMB317.7 million in 2021 to RMB258.5 million (US$37.5 million) in 2022, as well as decreased outsourcing expenses from RMB63.7 million in 2021 to RMB18.3 million (US$2.7 million) in 2022 due to prudent deployment of research and development efforts and continually increased operational efficiency.

Sales and marketing expenses. Our sales and marketing expenses decreased by 22.4% from RMB202.1 million in 2021 to RMB156.9 million (US$22.8 million) in 2022, primarily attributable to the decrease in advertising and promotion expenses from RMB126.3 million in 2021 to RMB80.0 million (US$11.6 million) in 2022, primarily due to an economic and optimized advertising strategy.

General and administrative expenses. Our general and administrative expenses increased by 12.1% from RMB97.4 million in 2021 to RMB109.2 million (US$15.8 million) in 2022, primarily attributable to the increase in payroll and welfare expenses for our general and administrative personnel from RMB50.9 million in 2021 to RMB63.4 million (US$9.2 million) in 2022 due to the effort to upgrade our corporate governance and compliance structure as a publicly listed company.

Operating income (loss)

Our operating income was RMB111.6 million (US$16.2 million) in 2022, compared to an operating loss of RMB54.2 million in 2021.

Income tax benefits (expenses)

Our income tax expenses were RMB23.0 million (US$3.3 million) in 2022, compared with income tax benefits of RMB0.1 million in 2021.

Net income (loss)

As a result of the foregoing, we incurred a net income of RMB109.8 million (US$15.9 million) in 2022, compared to a net loss of RMB37.1 million in 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

For a detailed description of the comparison of our operating results for the year ended December 31, 2021 to the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our Annual Report on Form 20-F filed with the SEC on April 29, 2022.

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

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to our ordinary shareholders and adjusted diluted net income (loss) per ADS. In addition, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS in 2020, 2021 and 2022 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are operating income (loss), net income (loss), net income (loss) attributable to ordinary shareholders and diluted net income (loss) per ADS:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Operating income (loss)	(44,451)	(54,248)	111,582	16,178
Add: share-based compensation expenses	79,891	15,175	13,044	1,891
Adjusted operating income (loss) (non-GAAP)	35,440	(39,073)	124,626	18,069
Net income (loss)	(37,476)	(37,051)	109,819	15,922
Add: share-based compensation expenses	79,891	15,175	13,044	1,891
Adjusted net income (loss) (non-GAAP)	42,415	(21,876)	122,863	17,813
Net income (loss) attributable to ordinary shareholders	(48,268)	(37,051)	109,819	15,922
Add: share-based compensation expenses	79,891	15,175	13,044	1,891
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	31,623	(21,876)	122,863	17,813
Diluted net income (loss) per ADS	(1.07)	(0.69)	2.03	0.29
Impact of non-GAAP adjustments	1.73	0.28	0.24	0.04
Adjusted diluted net income (loss) per ADS (non-GAAP)	0.66	(0.41)	2.27	0.33

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

Inflation

As of the date of this annual report, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	222,986	38,214	188,466	27,324
Net cash used in investing activities	(15,906)	(31,951)	(32,842)	(4,762)
Net cash provided by (used in) financing activities	571,959	410	(6,956)	(1,009)
Net increase (decrease) in cash and cash equivalents	756,799	(6,320)	194,637	28,220
Cash and cash equivalents at the beginning of the year	104,883	861,682	855,362	124,016
Cash and cash equivalents at the end of the year	861,682	855,362	1,049,999	152,236

In 2020, 2021 and 2022, we have financed our operating and investing activities primarily through net cash generated by operating activities and equity financing. As of December 31, 2020, 2021 and 2022, our cash and cash equivalents were RMB861.7 million, RMB855.4 million and RMB1,050.0 million (US$152.2 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, deposits and highly-liquid investments placed with banks and have original maturities of less than three months.

We had a working capital surplus as of December 31, 2020, 2021 and 2022. We prudently manage our working capital to support our business and operations. We had a positive cashflow from operations of RMB223.0 million in 2020, RMB38.2 million in 2021 and RMB188.5 million (US$27.3 million) in 2022.

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

As of December 31, 2022, 55.1% of our cash and cash equivalents were held in mainland China, and 53.8% of our cash and cash equivalents were denominated in Renminbi. As of December 31, 2022, 48.2% of our cash and cash equivalents were held by the VIE and VIE’s subsidiaries. Although we consolidate the results of the VIE and VIE’s subsidiaries, we only have access to the assets or earnings of the VIE and VIE’s subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our revenues are denominated in Renminbi. Under existing foreign exchange regulations in mainland China, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a majority of our future revenues will be denominated in Renminbi. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our subsidiaries in mainland China are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2022 was RMB188.5 million (US$27.3 million), as compared to net income of RMB109.8 million (US$15.9 million) in the same period. The difference was the result of adding back of RMB21.6 million (US$3.1 million) for non-cash operating lease expenses, RMB13.0 million (US$1.9 million) for share-based compensation and RMB10.8 million (US$1.6 million) for depreciation and amortization, as well as an increase in working capital that primarily consists of a RMB76.1 million (US$11.0 million) increase in deferred revenue and customer advances due to our business growth and a RMB29.0 million (US$4.2 million) increase in accrued expenses and other current liabilities, which was partially offset by (i) a RMB29.8 million (US$4.3 million) increase in prepayments and other current assets, (ii) a RMB28.5 million (US$4.1 million) increase in accounts receivable, which reflects our business growth, and (iii) a RMB21.3 million (US$3.1 million) decrease in operating lease liabilities.

Net cash generated from operating activities in 2021 was RMB38.2 million, as compared to net loss of RMB37.1 million in the same period. The difference was the result of adding back of RMB21.8 million for non-cash operating lease expenses and RMB15.2 million for share-based compensation, as well as an increase in working capital that primarily consists of (i) a RMB34.4 million increase in deferred revenue and customer advances due to our rapid business growth, (ii) a RMB21.6 million decrease in accounts receivable, and (iii) a RMB10.2 million increase in accrued expenses and other current liabilities, which was partially offset by a RMB25.8 million decrease in operating lease liabilities and a RMB12.6 million increase in inventories, which reflects our business growth.

Net cash generated from operating activities in 2020 was RMB223.0 million, as compared to net loss of RMB37.5 million in the same period. The difference was the result of adding back of RMB79.9 million for share-based compensation, as well as an increase in working capital that primarily consists of a RMB196.8 million increase in deferred revenue and customer advances due to our rapid business growth and a RMB72.3 million increase in accrued expenses and other current liabilities, which was partially offset by a RMB48.4 million increase in prepayments and other current assets and a RMB57.7 million increase in accounts receivable, which reflects our business growth.

Investing activities

Net cash used in investing activities in 2022 was RMB32.8 million (US$4.8 million), which was due to payment for a long-term investment, as well as purchase of intangible assets and property and equipment.

Net cash used in investing activities in 2021 was RMB32.0 million, which was due to purchase of intangible assets and purchase of property and equipment.

Net cash used in investing activities in 2020 was RMB15.9 million, which was due to purchase of property and equipment and purchase of intangible assets.

Financing activities

Net cash used in financing activities in 2022 was RMB7.0 million (US$1.0 million), primarily related to RMB7.0 million (US$1.0 million) cash paid to repurchase ordinary shares.

Net cash provided by financing activities in 2021 was RMB0.4 million, primarily related to a RMB0.5 million proceeds from exercise of share options.

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

Capital expenditures

Our capital expenditures are primarily related to purchase of property and equipment and intangible assets. Our capital expenditures were RMB15.9 million, RMB32.3 million and RMB6.6 million (US$1.0 million) in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to achieve our strategic business objectives.

Material Cash Requirements

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment due by December 31,
		Less than			Over 5
	Total	1 Year	1-3 Years	3-5 Years	Years

	(in thousands of RMB)
Operating lease commitments(1)	9,665	6,267	2,890	508	—
Purchase commitments(2)	8,500	8,500	—	—	—
Total	18,165	14,767	2,890	508	—

Notes:

(1)	Represents future minimum payments under non-cancelable operating leases related to offices.
(2)	Represents future minimum payments for purchases of intangible assets.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

iHuman Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China, the VIE and VIE’s subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries in mainland China. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with accounting standards and regulations in mainland China. Under laws and regulations of mainland China, each of our subsidiaries, the VIE and VIE’s subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, each of our subsidiaries, the VIE and VIE’s subsidiaries in mainland China may allocate a portion of its after-tax profits based on accounting standards of mainland China to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our subsidiaries in mainland China have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Content Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue Recognition

The majority of our revenues are generated from non-cancellable subscriptions on our various online applications.

Certain subscriptions have contracts with no fixed duration and are marketed as indefinite term subscriptions. For these indefinite term subscriptions, we estimate the expected contract period based on users’ historical usage patterns and contract period of comparable subscriptions, or the products’ designed features and anticipated usage patterns, and recognize related revenue ratably over the expected contract period. In addition, some contracts with customers include promises to transfer multiple online subscriptions and offline products. We have determined that the offerings of material online subscriptions and offline products are separate performance obligations under ASC 606, as customers may benefit from them on their own and our promises to deliver the subscription interests and the offline products are separately identifiable from each other. Revenue is allocated to each material performance obligation based on its relative standalone selling price. In instances where a stand-alone selling price is not directly observable, considerations are allocated using adjusted market assessment approach and an expected cost plus margin approach. Determining the expected contract period for subscriptions with no fixed duration and stand-alone selling price of each separate unit may require significant judgment, and significant assumptions and estimates have been made in estimating the relative selling price of each single element.

Share-Based Compensation

The fair value of share options was determined using the binomial option pricing model, with the assistance from an independent appraiser. The binomial option pricing model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatilities, we have made reference to historical volatilities of several comparable companies. The suboptimal exercise factor was estimated based on our expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Prior to the IPO, the estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent valuation firm using the discounted cash flow method. Subsequent to the IPO, the fair value of the ordinary shares is one-fifth of the price of our publicly traded ADSs.

The assumptions used to estimate the fair value of the options granted are as follows:

	For the year ended December 31,	For the year ended December 31,
	2020	2022
Fair value per ordinary share as at valuation date	US$1.30 — US$5.55	US$0.41
Risk-free rate	0.69% —0.84%	3.44%
Expected volatility range	50.87% —51.22%	71.71%
Exercise multiple	2.2 — 2.8	2.2 — 2.8

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	51	Chairman of the Board of Directors
Peng Dai	43	Director and Chief Executive Officer
Hanfeng Chi	56	Director
Vivien Weiwei Wang	45	Director and Chief Financial Officer
Wenbin Lu	39	Chief Technology Officer
Wendy Hayes	53	Independent Director
Xuenan Li	45	Independent Director

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

Ms. Vivien Weiwei Wang has served as our director since June 2020, as our chief financial officer since September 2020 and as a director of Perfect World Group since September 2020. Prior to that, Ms. Wang served as the senior vice president and secretary of the board of directors of Perfect World Co., Ltd. (SZ:002624) from 2016 to 2020, and was responsible for capital markets, corporate development, investment, finance, supply chain management, intellectual property, internal control and risk management. Ms. Wang served, first as the vice president and subsequently as senior vice president of Perfect World Co., Ltd. (a then Nasdaq-listed company) and held various senior positions at Perfect World Group from 2007 to 2016. Ms. Wang has extensive experience in the U.S. and Chinese capital markets and has more than two decades of expertise in finance and investments. Ms. Wang was extensively involved in the IPO and Nasdaq-listing of Perfect World Co., Ltd. in 2007, and led its privatization in 2015 and its subsequent listing on the Shenzhen Stock Exchange in 2016. Before joining Perfect World Group, Ms. Wang worked as a senior financial analyst at Autodesk, Inc., a Nasdaq-listed technology company based in North California, from 2006 to 2007. Prior to that, Ms. Wang worked as a senior associate at PricewaterhouseCoopers Zhong Tian LLP from 2000 to 2004. Ms. Wang received a bachelor’s degree in business administration from Guanghua School of Management, Peking University in 2000 and an MBA from UCLA Anderson School of Management in 2006.

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

Ms. Wendy Hayes has served as our independent director since October 2020. Ms. Hayes has served as an independent director of Apollomics Inc. (NASDAQ:APLM) since March 2023, TuSimple Holdings Inc. (NASDAQ: TSP) since December 2022, SciClone Pharmaceuticals (Holdings) Limited (SEHK: 6600) since March 2021, Gracell Biotechnologies Inc. (NASDAQ: GRCL) since January 2021, Burning Rock Biotech Limited (NASDAQ: BNR) since June 2020 and Tuanche Limited (NASDAQ: TC) since November 2018. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

Dr. Xuenan Li has served as our independent director since October 2020. Dr. Li has served as an independent director of Qinchuan Machine Tool & Tool Group (SZ: 00837) since July 2, 2021. Dr. Li has served as a full professor in finance at Cheung Kong Graduate School of Business since 2022, where she had been an associate professor from 2016 to 2022, and an assistant professor from 2012 to 2016. Before joining Cheung Kong Graduate School of Business as a visiting assistant professor in 2011, Dr. Li served as an assistant professor in finance at University of Michigan, Stephen M. Ross School of Business from 2007 to 2011. Dr. Li has served as an independent director of Beijing ABT Networks Co., Ltd. (SHA: 688168) since January 2018. Dr. Li received her bachelor’s degrees in physics and economics from Peking University in 1998, her Ph.D. in physics from University of Massachusetts, Amherst, in 2002, and her Ph.D. in finance from University of Rochester in 2008.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of RMB19.3 million (US$2.8 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in mainland China, the VIE and VIE’s subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

In January 2019, the VIE adopted a share incentive plan to provide incentives and rewards to our employees, directors and consultants and to promote the success of our business. In June 2020, iHuman Inc. adopted a share incentive plan, or the 2020 Plan, under which outstanding options previously granted by the VIE were carried over on a one-on-one basis with identical terms and conditions under the 2020 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 19,684,555, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. As of March 31, 2023, 15,222,601 options have been granted and are outstanding under the plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. The options may be exercised in cash or through cashless exercise.

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

In September 2022, to provide additional incentives to our employees, we modified the exercise prices for eligible outstanding options as of September 30, 2022, originally granted with exercise prices above US$0.2 per Class A ordinary share to the employees. Upon the modification, the exercise prices of these options were decreased to US$0.2 per Class A ordinary share, while other terms remained unchanged.

The following table summarizes, as of the date of this annual report, the number of ordinary shares underlying share options that we granted to our directors and executive officers.

	Ordinary Shares
	Underlying
	Options	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Michael Yufeng Chi	—	—	—	—
Peng Dai	—	—	—	—
Hanfeng Chi	*	0.05	November 30, 2020	November 29, 2030
Vivien Weiwei Wang	3,720,000	0.05	September 8, 2020 December 15, 2022	September 7, 2030 December 14, 2032
Wenbin Lu	—	—	—	—
Wendy Hayes	*	0.05	November 30, 2020 December 15, 2022	November 29, 2030 December 14, 2032
Xuenan Li	*	0.05	November 30, 2020 December 15, 2022	November 29, 2030 December 14, 2032

Note:

* Less than 1% of our total outstanding shares as of the date of this annual report.

As of March 31, 2023, our employees and consultants other than directors and executive officers held outstanding options to purchase 12,288,601 ordinary shares, with exercise prices ranging from US$0.05 per share to US$1.9 per share.

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

Committees of the Board of Directors

We have established five committees under the board of directors: an audit committee, a compensation committee, a nominating and corporate governance committee, a strategies committee, and a cybersecurity committee. We have adopted a charter for each of the audit committee, compensation committee, nominating and corporate governance committee and cybersecurity committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Wendy Hayes and Xuenan Li. Wendy Hayes is the chairperson of our audit committee. We have determined that Wendy Hayes and Xuenan Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Wendy Hayes qualifies as an “audit committee financial expert.” Ms. Wendy Hayes currently also serves on the audit committees of: Apollomics Inc., a Nasdaq-listed company, TuSimple Holdings Inc., a Nasdaq-listed company, SciClone Pharmaceuticals (Holdings) Limited, a SEHK-listed company, Gracell Biotechnologies Inc., a Nasdaq-listed company, Burning Rock Biotech Limited, a Nasdaq-listed company, and Tuanche Limited, a Nasdaq-listed company. Our board of directors has determined that the simultaneous service of Ms. Hayes on the audit committees of these public companies would not impair her ability to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We had 770 full-time employees as of December 31, 2022 and all of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2022:

Number of
Function	Employees
Research and development	443
Sales and marketing	160
General and administrative	87
Operations	80
Total	770

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

As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees based in mainland China, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under laws and regulations of mainland China to make contributions from time to time to employee benefit plans for our employees based in mainland China at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into standard employment agreements, as well as confidentiality and non-compete agreements with our employees in accordance with market practice.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 264,219,182 ordinary shares outstanding, (being the sum of 120,219,182 Class A ordinary shares and 144,000,000 Class B ordinary shares outstanding) as of March 31, 2023.

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

					% of
		Class A	Class B	% of	Aggregate
	Total Ordinary	Ordinary	Ordinary	Ordinary	Voting
	Shares Owned	Shares	Shares	Shares	Power***
Directors and Executive Officers**:
Michael Yufeng Chi(1)	144,000,000	—	144,000,000	54.5	92.3
Peng Dai(2)	16,000,000	16,000,000	—	6.1	1.0
Hanfeng Chi	*	*	—	*	*
Vivien Weiwei Wang(3)	3,330,000	3,330,000	—	1.2	0.2
Wenbin Lu(4)	8,000,000	8,000,000	—	3.0	0.5
Wendy Hayes	*	*	—	*	*
Xuenan Li	*	*	—	*	*
All Directors and Executive Officers as a Group	171,401,330	27,401,330	144,000,000	64.3	93.9
Principal Shareholders:
Academy Management Ltd.(1)	144,000,000	—	144,000,000	54.5	92.3
HPF Fusion Holding Ltd.(5)	16,000,000	16,000,000	—	6.1	1.0
Lei Hong DP Holding Ltd.(2)	16,000,000	16,000,000	—	6.1	1.0

Notes:

*	Less than 1% of our total outstanding shares.

**

Except as indicated otherwise below, the business address of our directors and executive officers is Floor 8, Building B, No. 1 Wangjing East Road, Chaoyang District, Beijing 100102, People’s Republic of China. The business address of Ms. Wendy Hayes is 2370 Roanoke Trail, Reno, NV 89523, United States. The business address of Dr. Xuenan Li is 1 East Chang An Avenue, Oriental Plaza, Dongcheng District, Beijing 100738, People’s Republic of China.

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

(1)	Represents 144,000,000 Class B ordinary shares held by Academy Management Ltd., a British Virgin Islands company wholly owned by Beans Holding Ltd. The entire interest in Beans Holdings Ltd. is held by a trust for the benefit of Mr. Hanfeng Chi, Mr. Jianfeng Chi and Mr. Michael Yufeng Chi, and their families. Mr. Michael Yufeng Chi has the sole power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Academy Management Ltd. The registered address of Academy Management Ltd. is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.
(2)	Represents 16,000,000 Class A ordinary shares held by Lei Hong DP Holding Ltd, a British Virgin Islands company wholly owned by Hong Lei Holding Ltd. The entire interest in Hong Lei Holding Ltd. is held by a trust that is controlled by Mr. Peng Dai for the benefit of Mr. Peng Dai. The registered address of Lei Hong DP Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)	Represents the total number of the Class A ordinary shares held by Ms. Wang and the Class A ordinary shares that Ms. Wang may purchase upon exercise of all options exercisable within 60 days after March 31, 2023.
(4)	Represents 8,000,000 Class A ordinary shares held by Hui Yu LWB Holding Ltd., a British Virgin Islands company wholly owned by Yu Hui Holding Ltd. The entire interest in Yu Hui Holding Ltd. is held by a trust that is controlled by Mr. Wenbin Lu for the benefit of Mr. Wenbin Lu. The registered address of Hui Yu LWB Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(5)	Represents 16,000,000 Class A ordinary shares held by HPF Fusion Holding Ltd., a British Virgin Islands company beneficially owned by Mr. Tian Liang, our shareholder. The registered address of HPF Fusion Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Mr. Tian Liang is Building A, Power-Creative, No. 1 Shangdi East Road, Haidian District, Beijing, People’s Republic of China.

To our knowledge and based on our review of our register of shareholders as of March 31, 2023, 42,750,000 Class A ordinary shares were held by one record holder that reside in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Our Shareholder and Related Entities

Transactions with Hongen Education. Hongen Education is an affiliate of ours. As of December 31, 2019, we had amounts due to Hongen Education of RMB66.2 million, primarily representing the cash consideration of RMB66.0 million in connection with the business combination under common control of us with Hongen Education’s certain business line. We paid RMB33.0 million and RMB33.0 million in January 2020 and June 2020, respectively, to Hongen Education. As of December 31, 2020, our amounts due to Hongen Education was nil for such transactions. In 2020, 2021 and 2022, Hongen Education provided certain research and development outsourcing and other services to us amounted to RMB0.4 million and RMB0.5 million and RMB0.2 million (US$0.0 million), respectively. The amounts due to Hongen Education in relation to such services was RMB0.1 million, nil and RMB0.0 million (US$0.0 million) as of December 31, 2020, 2021 and 2022, respectively.

Transactions with Perfect World Group Entities. We paid rental fees and other services fees to entities controlled by Perfect World Group principally for property rental and administrative, and in a small part for other supporting services. In 2020, 2021 and 2022, such services amounted to RMB1.5 million, RMB30.4 million and RMB30.5 million (US$4.4 million) to these entities, respectively. In 2020, we transferred certain intangible assets to Perfect World Group with a transaction price of RMB8.4 million. As the transaction was under common control, the difference between the transaction price and the carrying amount of the intangible assets was included in additional paid-in capital. No gain or loss was recognized. Perfect World Group has fully paid the consideration in 2020. As of December 31, 2020, 2021 and 2022, we had amounts due to these entities of RMB0.4 million, RMB8.9 million and RMB6.9 million (US$1.0 million), respectively in aggregate, representing accounts payable to the entities. The majority of our office space was leased from Perfect World Group Entities since early 2021.

Transactions with Kindergartens controlled by Hongen Education. We sold products to kindergartens controlled by Hongen Education. In 2020, 2021 and 2022, such revenues we generated from Hongen Education were RMB1.3 million, RMB2.2 million and RMB1.2 million (US$0.2 million), respectively. The amounts due from Hongen Education in relation to such sale was RMB0.3 million, RMB0.0 million and RMB0.0 million (US$0.0 million) as of December 31, 2020, 2021 and 2022, respectively.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see ”Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to liability claims for any inappropriate content on our online apps, which could cause us to incur legal costs and damage our reputation” and “—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. Regulations in mainland China may restrict the ability of our subsidiaries in mainland China to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Dividend Distribution.”

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

ITEM 9.THE OFFER AND LISTING

A.	Offering and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of December 31, 2022, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Tian Yuan Law Firm, our PRC counsel.

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

Taxation in Mainland China

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of an enterprise controlled by residents of mainland China that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by enterprises or enterprise groups of mainland China, not those controlled by individuals of mainland China or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a resident enterprise or enterprise group of mainland China will be regarded as a tax resident of mainland China by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that iHuman Inc. is not a resident enterprise of mainland China for tax purposes in mainland China. iHuman Inc. is a company incorporated outside of mainland China. iHuman Inc. is not controlled by an enterprise or enterprise group of mainland China, and we do not believe that iHuman Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not resident enterprises of mainland China either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that iHuman Inc. is a resident enterprise of mainland China for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our individual shareholders (including the ADS holders) who are non-residents of mainland China would be subject to any PRC tax on dividends or gains obtained by such individual shareholders who are non-residents of mainland China in the event we are determined to be a resident enterprise of mainland China. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether shareholders of iHuman Inc. who are non-residents of mainland China would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that iHuman Inc. is treated as a resident enterprise of mainland China.

Provided that our Cayman Islands holding company, iHuman Inc., is not deemed to be a resident enterprise of mainland China, holders of the ADSs and ordinary shares who are not residents of mainland China will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a resident enterprise of mainland China, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the entity in mainland China which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a resident enterprise of mainland China. We and our investors who are non-resident of mainland China may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Although the law in this regard is not entirely clear, we intend to treat the VIE (including VIE’s subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we have the power to direct activities of such entities that most significantly impact their economic performance, but also because we are entitled to substantially all of their economic benefits, and, as a result, we are considered the primary beneficiary of the VIE for accounting purposes and consolidate their results of operations in our consolidated financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distributions paid on our ADSs or Class A ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise of mainland China under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty, or the “Treaty,” (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the New York Stock Exchange will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. In the event that we are deemed to be a resident enterprise of mainland China under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—Taxation in Mainland China”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rate of taxation described above in this paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a resident enterprise of mainland China under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (see “Item 10. Additional Information—E. Taxation—Taxation in Mainland China”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or Class A ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

In the event that we are deemed to be a resident enterprise of mainland China under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

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

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC. U.S. Holders are urged to consult their tax advisors regarding the reporting requirements that may apply and the U.S. federal income tax consequences of holding and disposing of our ADSs or Class A ordinary shares if we are treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

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

The RMB depreciated by 8.23% against the U.S. dollar in 2022. As of December 31, 2022, we had RMB-denominated cash and cash equivalents of RMB565.1 million, and U.S. dollar-denominated cash and cash equivalents of US$69.6 million. Assuming we had converted RMB565.1 million into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of the end of 2022, our U.S. dollar cash balance would have been US$151.5 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$143.3 million instead. Assuming we had converted US$69.6 million into RMB at the exchange rate of RMB6.8972 for US$1.00 as of the end of 2022, our RMB cash balance would have been RMB1,045.1 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB997.1 million instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2022, we did not receive reimbursement from the depositary.

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

For the period from October 8, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, US$20.0 million of the net proceeds received from our initial public offering were used for investment in our subsidiaries in mainland China for business operations, research and development and general corporate purpose. There is no material change in the use of proceeds as described in the F-1 Registration Statement. We still intend to use the proceeds from our initial public offering for expanding our product offerings, for our development of existing products, for improving our technology infrastructure, for marketing and brand promotions, and for general corporate purposes as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we are qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Wendy Hayes, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and chairperson of our audit committee, is audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.ihuman.com/ Corporate-Governance .

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

	For the Year Ended
	December 31,
	2021	2022

	(in thousands of RMB)
Audit fees(1)	6,600	6,300
Tax fees(2)	240	—

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fees” means aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax services.

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In December 2021, our board of directors approved a share repurchase plan whereby we are authorized to repurchase up to US$10 million worth of our company’s Class A ordinary shares in the form of ADS over the next twelve-month period until December 21, 2022. The share repurchase plan was publicly announced on December 21, 2021. In December 2022, our board of directors authorized an extension of the share repurchase plan for another 12 months until December 31, 2023. From December 21, 2021 to March 31, 2023, we spent US$2,092,402 to repurchase ADSs at a weighted average price of US$2.84 per ADS.

The following table sets forth a summary of the repurchase of our ADSs made in 2022 under the share repurchase plan described in the paragraph above. All shares were repurchased in the open market pursuant to the share repurchase plan.

				Approximate
	Total		Total Number of	Value of ADSs
	Number of		ADSs Purchased as	that May Yet
	ADSs	Average Price	Part of the Publicly	Be Purchased Under
Period	Purchased	Paid (US$/ADS)	Announced Plan	the Plan (US$)
January 1, 2022 to January 31, 2022	66,054	2.81	75,054	9,788,476
February 1, 2022 to February 28, 2022	56,618	2.49	131,672	9,647,365
March 1, 2022 to March 31, 2022	67,463	2.01	199,135	9,511,532
April 1, 2022 to April 30, 2022	59,663	2.57	258,798	9,357,927
May 1, 2022 to May 31, 2022	26,709	2.77	285,507	9,283,980
June 1, 2022 to June 30, 2022	38,618	2.67	324,125	9,180,797
July 1, 2022 to July 31, 2022	13,264	2.57	337,389	9,146,678
August 1, 2022 to August 31, 2022	8,128	2.21	345,517	9,128,732
September 1, 2022 to September 30, 2022	5,841	2.02	351,358	9,116,929
October 1, 2022 to October 31, 2022	13,549	1.90	364,907	9,091,179
November 1, 2022 to November 30, 2022	12,093	2.07	377,000	9,066,129
December 1, 2022 to December 31, 2022	59,984	2.50	436,984	8,915,903
Total	427,984	2.47	436,984	8,915,903

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE Listed Company Manual corporate governance listing standards. However, we are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;
•	the requirement that the compensation committee be composed entirely of independent directors; and
•	the requirement that the nominating committee be composed entirely of independent directors.

Our board of directors is not composed of a majority of independent directors. Furthermore, not all members of our compensation committee and our nominating and corporate governance committee are independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

In addition, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards. Section 303A.07 of the NYSE Listed Company Manual requires each listed company to have an audit committee with a minimum of three members. We are not required under the laws of the Cayman Islands to have three members on our audit committee. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice in this regard. Currently, we have two independent directors that serve on the audit committee. Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual.

Section 302.00 of the NYSE Listed Company Manual requires each issuer to hold an annual shareholders’ meeting during each fiscal year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2022.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

In May 2022, iHuman Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

To our knowledge, no governmental entities in the Cayman Islands own shares of iHuman Inc., and no governmental entities in China own shares of any of the VIE and VIE’s subsidiaries in mainland China, as of the date of this annual report.

To our knowledge, the governmental entities in China does not have a controlling financial interest in our company or any of the VIE and VIE’s subsidiaries as of the date of this annual report.

To our knowledge, none of the members of the board of directors of our company or our operating entities, including the VIE and VIE’s subsidiaries, is an official of the Chinese Communist Party as of the date of this annual report.

None of the currently effective memorandum and articles of association (or equivalent organizing document) of our company or the VIE and VIE’s subsidiaries contains any charter of the Chinese Communist Party.

Item 16J. INSIDER TRADING POLICIES

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
4.1

Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.4

English translation of executed form of Power of Attorney between the VIE of the Registrant, its shareholders and Wheels Technology as currently in effect, and a schedule of all executed Powers of Attorneys adopting the same form in respect of each of the VIE of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.5

English translation of the Equity Interest Pledge Agreement among Hongen Investment, the VIE and shareholders of the VIE dated June 24, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.6

English translation of the Exclusive Management Service and Business Cooperation Agreement between Hongen Investment and the VIE dated June 24, 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.7

English translation of the Exclusive Call Option Agreement among Hongen Investment, the VIE and shareholders of the VIE dated March dated June 24, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.8

English translation of executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of the VIE, as currently in effect (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.9

Financial Support Letter by iHuman Inc. to the VIE (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.10

English translation of the investment agreement between Tianjin Share Xinghan and Shareholders of the VIE dated October 25, 2019 as supplemented by supplemental agreements dated November 16, 2019 and June 22, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Form 20-F filed on April 29, 2022 (File No. 001-39591))

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith.

**Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iHuman Inc.

By:	/s/ Michael Yufeng Chi
	Name:	Michael Yufeng Chi
	Title:	Chairman of the Board of Directors

Date: April 25, 2023

iHuman Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of iHuman Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iHuman Inc. (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

April 25, 2023

iHuman Inc.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents		855,362	1,049,999	152,236
Accounts receivable, net of allowance of RMB381 and RMB5,407 (US$784) as of December 31, 2021 and 2022, respectively	5	56,132	79,614	11,543
Inventories, net	2	28,054	19,127	2,773
Amounts due from related parties	17	2,845	2,286	331
Prepayments and other current assets	6	72,851	102,765	14,900
Total current assets		1,015,244	1,253,791	181,783
Non‑current assets
Property and equipment, net	7	12,286	9,205	1,335
Intangible assets, net	8	27,287	24,872	3,606
Operating lease right-of-use assets (including amounts related to leases from a related party of RMB32,944 and RMB8,621 (US$1,250) as of December 31, 2021 and 2022, respectively)	9,17	38,237	12,782	1,853
Long-term investment	2	—	26,333	3,818
Amounts due from related parties	17	4,223	—	—
Other non‑current assets		3,604	6,416	931
Total non‑current assets		85,637	79,608	11,543
Total assets		1,100,881	1,333,399	193,326
LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB25,950 and RMB23,781 (US$3,448) as of December 31, 2021 and 2022, respectively)		30,536	24,206	3,510
Deferred revenue and customer advances (including amounts of the consolidated VIE and VIE’ subsidiaries without recourse to the primary beneficiary of RMB302,980 and RMB379,063 (US$54,959) as of December 31, 2021 and 2022, respectively)	4	302,980	379,063	54,959
Amounts due to related parties (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB3,879 and RMB4,820 (US$699) as of December 31, 2021 and 2022, respectively)	17	8,853	6,944	1,007
Accrued expenses and other current liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB88,053 and RMB105,897 (US$15,354) as of December 31, 2021 and 2022, respectively)	10	115,895	144,717	20,982
Current operating lease liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB11,735 and RMB4,626 (US$671) as of December 31, 2021 and 2022, respectively; including amounts related to leases from a related party of RMB23,270 and RMB4,616 (US$669) as of December 31, 2021 and 2022, respectively)	9,17	24,669	6,123	888
Total current liabilities		482,933	561,053	81,346
Non-current liabilities
Non-current operating lease liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB6,501 and RMB2,894 (US$420) as of December 31, 2021 and 2022, respectively; including amounts related to leases from a related party of RMB5,501 and nil as of December 31, 2021 and 2022, respectively)	9,17	9,577	2,894	420
Total non-current liabilities		9,577	2,894	420
Total liabilities		492,510	563,947	81,766
Commitments and contingencies	19

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2021 and December 31, 2022; 125,122,382 Class A shares issued and 123,852,667 outstanding as of December 31, 2021; 125,122,382 Class A shares issued and 121,722,467 outstanding as of December 31, 2022; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2021 and December 31, 2022; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2021 and December 31, 2022)	13	185	185	27
Additional paid‑in capital		1,066,052	1,079,099	156,455
Treasury stock	14	(164)	(7,123)	(1,033)
Statutory reserves	18	606	7,967	1,155
Accumulated other comprehensive income (loss)		(34,677)	10,497	1,522
Accumulated deficit		(423,631)	(321,173)	(46,566)
Total shareholders’ equity		608,371	769,452	111,560
Total liabilities and shareholders’ equity		1,100,881	1,333,399	193,326

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, per share and per ADS data)

		For the year ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Revenues (including transactions with a related party of RMB1,326, RMB2,157 and RMB1,224 (US$177) for the years ended December 31, 2020, 2021 and 2022, respectively)	4, 17	531,915	944,722	985,517	142,887
Cost of revenues (including transactions with related parties of RMB87, RMB1,524 and RMB4,708 (US$683) for the years ended December 31, 2020, 2021 and 2022, respectively)	17	(166,472)	(284,098)	(294,343)	(42,676)
Gross profit		365,443	660,624	691,174	100,211
Operating expenses
Research and development expenses (including transactions with related parties of RMB509, RMB22,416 and RMB18,293 (US$2,652) for the years ended December 31, 2020, 2021 and 2022, respectively)	17	(199,510)	(415,334)	(313,481)	(45,450)
Sales and marketing expenses (including transactions with a related party of nil, RMB3,797 and RMB4,549 (US$660) for the years ended December 31, 2020, 2021 and 2022, respectively)	17	(95,717)	(202,093)	(156,916)	(22,751)
General and administrative expenses (including transactions with a related party of RMB1,328, RMB3,164 and RMB3,455 (US$501) for the years ended December 31, 2020, 2021 and 2022, respectively)	17	(114,667)	(97,445)	(109,195)	(15,832)
Total operating expenses		(409,894)	(714,872)	(579,592)	(84,033)
Operating income (loss)		(44,451)	(54,248)	111,582	16,178
Other income, net	2	7,441	17,052	21,190	3,072
Income (loss) before income taxes		(37,010)	(37,196)	132,772	19,250
Income tax benefits (expenses)	11	(466)	145	(22,953)	(3,328)
Net income (loss)		(37,476)	(37,051)	109,819	15,922
Accretion to redemption value of contingently redeemable ordinary shares	12	(10,792)	—	—	—
Net income (loss) attributable to ordinary shareholders		(48,268)	(37,051)	109,819	15,922

Net income (loss)		(37,476)	(37,051)	109,819	15,922
Other comprehensive income (loss)
Foreign currency translation adjustment		(21,861)	(12,816)	45,174	6,550
Total other comprehensive income (loss)		(21,861)	(12,816)	45,174	6,550
Total comprehensive income (loss)		(59,337)	(49,867)	154,993	22,472
Accretion to redemption value of contingently redeemable ordinary shares	12	(10,792)	—	—	—
Comprehensive income (loss) attributable to ordinary shareholders		(70,129)	(49,867)	154,993	22,472

Income (loss) per ordinary share:	16
Basic		(0.21)	(0.14)	0.41	0.06
Diluted		(0.21)	(0.14)	0.41	0.06

Income (loss) per ADS (1 ADS represents 5 ordinary shares):	16
Basic		(1.07)	(0.69)	2.06	0.30
Diluted		(1.07)	(0.69)	2.03	0.29

Weighted average number of ordinary shares:
Basic		226,339,320	266,631,802	266,535,220	266,535,220
Diluted		226,339,320	266,631,802	270,204,542	270,204,542

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

							Accumulated		Total
					Additional		other		shareholders’
	Ordinary		Treasury		paid‑in	Statutory	comprehensive	Accumulated	equity
	shares		stock		capital	reserves	income (loss)	deficit	(deficit)
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	215,053,763	149	—	—	213,079	—	—	(348,498)	(135,270)
Net loss	—	—	—	—	—	—	—	(37,476)	(37,476)
Share-based compensation (Note 15)	—	—	—	—	79,891	—	—	—	79,891
Appropriation to statutory reserves (Note 18)	—	—	—	—	—	517	—	(517)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(21,861)	—	(21,861)
Share issuance upon IPO, net of issuance cost (Note 13)	40,250,000	27	—	—	589,560	—	—	—	589,587
Conversion of contingently redeemable ordinary shares into Class A shares upon IPO (Note 12)	11,318,619	8	—	—	171,572	—	—	—	171,580
Assets transferred under common control, net of tax (Note 17)	—	—	—	—	6,994	—	—	—	6,994
Accretion of contingently redeemable ordinary shares to redemption value (Note 12)	—	—	—	—	(10,792)	—	—	—	(10,792)
Balance as of December 31, 2020	266,622,382	184	—	—	1,050,304	517	(21,861)	(386,491)	642,653
Net loss	—	—	—	—	—	—	—	(37,051)	(37,051)
Share-based compensation (Note 15)	—	—	—	—	15,175	—	—	—	15,175
Appropriation to statutory reserves (Note 18)	—	—	—	—	—	89	—	(89)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(12,816)	—	(12,816)
Repurchase of ordinary shares (Note 14)	—	—	(45,000)	(164)	—	—	—	—	(164)
Exercise of share-based awards (Note 15)	1,275,285	1	—	—	476	—	—	—	477
Assets transferred under common control, net of tax (Note 17)	—	—	—	—	97	—	—	—	97
Balance as of December 31, 2021	267,897,667	185	(45,000)	(164)	1,066,052	606	(34,677)	(423,631)	608,371
Net income	—	—	—	—	—	—	—	109,819	109,819
Share-based compensation (Note 15)	—	—	—	—	13,044	—	—	—	13,044
Appropriation to statutory reserves (Note 18)	—	—	—	—	—	7,361	—	(7,361)	—
Foreign currency translation adjustment	—	—	—	—	—	—	45,174	—	45,174
Repurchase of ordinary shares (Note 14)	—	—	(2,139,920)	(6,959)	—	—	—	—	(6,959)
Exercise of share-based awards (Note 15)	9,720	0	—	—	3	—	—	—	3
Balance as of December 31, 2022	267,907,387	185	(2,184,920)	(7,123)	1,079,099	7,967	10,497	(321,173)	769,452
Balance as of December 31, 2022 (US$)		27		(1,033)	156,455	1,155	1,522	(46,566)	111,560

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		(37,476)	(37,051)	109,819	15,922
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization		2,814	6,418	10,832	1,571
Share‑based compensation	15	79,891	15,175	13,044	1,891
Allowance (reversal of allowance) of credit losses	5	(160)	225	5,026	729
Provision for inventories		1,589	1,443	2,207	320
Non-cash operating lease expenses	9	11,297	21,755	21,567	3,127
Changes in operating assets and liabilities:
Accounts receivable		(57,687)	21,608	(28,508)	(4,133)
Amounts due from related parties		545	(6,746)	4,782	693
Inventories		2,203	(12,624)	6,720	974
Prepayments and other current assets		(48,430)	(8,249)	(29,813)	(4,322)
Other non‑current assets		1,879	182	(2,729)	(396)
Accounts payable		11,249	8,985	(6,330)	(918)
Amounts due to related parties		(2,946)	8,368	(1,909)	(277)
Deferred revenue and customer advances		196,782	34,367	76,083	11,031
Operating lease liabilities		(10,843)	(25,838)	(21,331)	(3,093)
Accrued expenses and other current liabilities		72,279	10,196	29,006	4,205
Net cash provided by operating activities		222,986	38,214	188,466	27,324
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets		(15,906)	(32,283)	(6,588)	(955)
Payment for long-term investment		—	—	(26,333)	(3,818)
Placements of time deposits		—	—	(222,941)	(32,323)
Proceeds from maturity of time deposits		—	—	222,941	32,323
Proceeds from disposal of property and equipment		—	332	79	11
Net cash used in investing activities		(15,906)	(31,951)	(32,842)	(4,762)

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Distribution to Hongen Education	1	(66,000)	—	—	—
Net proceeds from issuance of contingently redeemable ordinary shares	12	39,967	—	—	—
Proceeds from the issuance of IPO shares, net of issuance cost	13	589,587	—	—	—
Repurchase of ordinary shares	14	—	(164)	(6,959)	(1,009)
Proceeds from assets transferred under common control	17	8,405	97	—	—
Proceeds received from exercise of share options	15	—	477	3	0
Net cash provided by (used in) financing activities		571,959	410	(6,956)	(1,009)
Effect of exchange rate changes on cash and cash equivalents		(22,240)	(12,993)	45,969	6,667
Net change in cash and cash equivalents		756,799	(6,320)	194,637	28,220
Cash and cash equivalents at the beginning of the year		104,883	861,682	855,362	124,016
Cash and cash equivalents at the end of the year		861,682	855,362	1,049,999	152,236
Supplemental disclosures of cash flow information:
Cash paid for income taxes		15	459	8,363	1,213
Supplemental disclosures of non‑cash information:
Purchase of property and equipment, and intangible assets included in accrued expenses and other current liabilities		4,222	1,867	771	112
Operating lease right-of-use assets obtained in exchange for operating lease liabilities from new leases	9	17,030	50,500	229	33

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES

iHuman Inc. (the “Company”) is an exempted company incorporated in the Cayman Islands in September 2019. The Company, its subsidiaries, variable interest entity (“VIE”), and VIE’s subsidiaries are hereinafter collectively referred to as the “Group”. The Group is principally engaged in offering an integrated suite of tech-powered, intellectual development products and is committed to making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children. The Group generates its revenues from the subscription fees that users paid for the premium content of its self-directed and interactive online applications, as well as from offline products and others. The majority of the Group’s revenues are generated from People’s Republic of China (the “PRC”).

Restructuring

The Group underwent a series of restructurings in 2019 and 2020 to reorganize certain offline business of Hongen Education & Technology Co., Ltd. and certain of its subsidiaries (collectively, “Hongen Education”) into the Group (the “Onshore Restructuring”) and to establish the Company as the parent company and Tianjin Hongen Perfect Future Education Technology Co., Ltd. (“Tianjin Hongen”, or the “VIE”) as the VIE of the Company (the “Offshore Restructuring”). The Onshore Restructuring and Offshore Restructuring are hereinafter collectively referred to as the “Restructuring”.

Onshore Restructuring

Tianjin Hongen was established to carry out the Group’s online application offerings and commenced operations in March 2016. In November 2019, Tianjin Hongen, through its wholly-owned subsidiary, Beijing Jinhongen Education Technology Co., Ltd. (“Beijing Jinhongen”), acquired certain offline business for a cash consideration of RMB66,000 thousand from Hongen Education, which was fully paid in 2020.

Upon the completion of the Onshore Restructuring, Tianjin Hongen succeeded the acquired offline business of Hongen Education. As Tianjin Hongen and Hongen Education were under common control of Mr. Michael Yufeng Chi (the “Controlling Shareholder”) through an act-in-concert agreement with his brother, Mr. Hanfeng Chi, for all the periods presented, the Onshore Restructuring was accounted for in a manner similar to a pooling of interest with acquired assets and liabilities recognized at their historical amount in the consolidated financial statements.

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

On October 8, 2020, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange (Note 13).

The Company’s principal subsidiaries, the VIE and VIE’s subsidiaries are as follows:

			Percentage of
			equity interest
	Date of	Place of	attributable to
Name	establishment	establishment	the Company	Principal activities
Subsidiaries
iHuman Online	October 2, 2019	HK	100%	Investment holding and operation of online applications
Hongen Investment	November 11, 2019	PRC	100%	Management and technical consulting
Hongen Perfect (Beijing) Education Technology Development Co., Ltd.	May 19, 2020	PRC	100%	Research and development
Variable interest entity
Tianjin Hongen	March 30, 2016	PRC	Nil	Operation of online applications
Subsidiaries of the VIE
Beijing Hongen Perfect Future Education Technology Co., Ltd.	July 1, 2016	PRC	Nil	Research and development
Tianjin Hongen Perfect Technology Development Co., Ltd.	August 26, 2019	PRC	Nil	Operation of online applications
Beijing Jinhongen	September 4, 2019	PRC	Nil	Offering of products and other services

To comply with PRC laws and regulations which have certain limitation of foreign control of companies that engage in value-added telecommunication services and certain other businesses, the Group primarily conducts its business in the PRC through the VIE and VIE’s subsidiaries. The equity interests of the VIE are legally held by the PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through WFOE has the power to direct activities of the VIE that most significantly impact its economic performance. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIE to the Company. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. Based on the above, the Company is considered the primary beneficiary of the VIE and consolidates the VIE in accordance with the Securities and Exchange Commission (the “SEC”) Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

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

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among Hongen Investment, Tianjin Hongen and the Nominee Shareholders, Hongen Investment has the exclusive right to provide technical and consulting services to Tianjin Hongen and its subsidiaries, including but not limited to management consultancy services, permission of intellectual property rights, technical support and business support. Without the prior written consent of Hongen Investment, Tianjin Hongen may not accept any services subject to this exclusive management services and business cooperation agreement from any third party, while Hongen Investment has the right to designate any party to provide such services. In return, Tianjin Hongen agrees to pay a service fee to Hongen Investment. Hongen Investment has the right to unilaterally adjust the service fee. The exclusive management services and business cooperation agreement is effective within the operating period of Tianjin Hongen. Hongen Investment may terminate this agreement unilaterally, whereas under no circumstances can Tianjin Hongen and the Nominee Shareholders terminate this agreement.

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

However, uncertainties in the PRC legal system could cause relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these Contractual Agreements. Furthermore, the Nominee Shareholders of the VIE may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIE. In addition, if the Nominee Shareholders will not remain the shareholders of the VIE, breach, or cause the VIE to breach, or refuse to renew, the existing Contractual Agreements the Company has with them and the VIE, the Company may not be able to direct activities of the VIE that most significantly impact its economic performance and receive economic benefits from it, which may result in deconsolidation of the VIE.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

As of December 31, 2021 and 2022, there were no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and VIE’s subsidiaries are without recourse to the Company.

The table sets forth the assets and liabilities of the VIE and VIE’s subsidiaries included in the Group’s consolidated balance sheets:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	315,775	505,621	73,308
Accounts receivable, net of allowance of RMB381 and RMB5,407 (US$784) as of December 31, 2021 and 2022, respectively	56,132	79,606	11,542
Inventories, net	28,054	19,199	2,784
Amounts due from related parties (including amounts due from Group companies of RMB67,899 and RMB111,494 (US$16,165) as of December 31, 2021 and 2022, respectively)	70,744	113,233	16,417
Prepayments and other current assets	72,332	101,022	14,647
Total current assets	543,037	818,681	118,698
Non‑current assets
Property and equipment, net	11,949	8,909	1,292
Intangible assets, net	17,259	16,554	2,400
Operating lease right‑of‑use assets	19,100	9,777	1,419
Long-term investment	—	26,333	3,818
Amounts due from related parties	3,009	—	—
Other non‑current assets	3,604	3,747	543
Total non‑current assets	54,921	65,320	9,472
Total assets	597,958	884,001	128,170
LIABILITIES
Current liabilities
Accounts payable	25,950	23,781	3,448
Deferred revenue and customer advances	302,980	379,063	54,959
Amounts due to related parties (including amounts due to Group companies of RMB8,410 and RMB11,489 (US$1,666) as of December 31, 2021 and 2022, respectively)	12,289	16,309	2,365
Accrued expenses and other current liabilities	88,053	105,897	15,354
Current operating lease liabilities	11,735	4,626	671
Total current liabilities	441,007	529,676	76,797
Non‑current liabilities
Non‑current operating lease liabilities	6,501	2,894	420
Total non‑current liabilities	6,501	2,894	420
Total liabilities	447,508	532,570	77,217

The VIE and VIE’s subsidiaries’ net asset balances were RMB150,450 thousand and RMB351,431 thousand (US$50,953 thousand) as of December 31, 2021 and 2022, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

The table sets forth the results of operations of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of comprehensive income (loss) for years ended December 31, 2020, 2021 and 2022, respectively:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	531,915	944,722	985,436	142,875
Net income (loss)	(23,486)	92,175	189,204	27,432

The table sets forth the cash flows of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of cash flows for the years ended December 31, 2020, 2021 and 2022, respectively:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	218,765	144,980	258,279	37,447
Net cash used in investing activities	(15,622)	(76,555)	(68,433)	(9,922)
Net cash provided by (used in) financing activities	(60,773)	97	—	—
Net increase in cash and cash equivalents	142,370	68,522	189,846	27,525

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Beginning in 2022, as the Group continued expanding its online offerings and further integrate the online and offline product offerings, revenues from traditional offline products as a percentage of total revenues have declined to less than 10%, and revenues are not presented by categories of “online subscriptions” and “offline products and others” for the year ended December 31, 2022. In addition, “Statutory reserves” are presented separately from “Accumulated deficit” in consolidated balance sheet as of December 31, 2022, as well as the corresponding balances and movements in consolidated statement of changes in shareholders’ equity for the year ended December 31, 2022. Accordingly, prior year’s presentations are reclassified to comform with those in current year.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIE and VIE’s subsidiaries for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, reserve for inventories, useful lives of long-lived assets, impairment of long-lived assets, impairment of long-term investment, realization of deferred tax assets, incremental borrowing rates for leases, expected contract periods for indefinite term subscriptions, determination of the stand-alone selling prices, return allowances and share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the rate of RMB6.8972 per US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in Hong Kong is U.S. dollars (“US$”). The functional currency of WFOE and WFOE’s subsidiaries, the VIE and VIE’s subsidiaries located in the PRC is RMB.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in “Accumulated other comprehensive income (loss)”, a component of shareholders’ equity. Total foreign currency translation adjustment, were losses of RMB21,861 thousand and RMB12,816 thousand for the years ended December 31, 2020 and 2021, respectively, and gain of RMB45,174 thousand (US$6,550 thousand) for the year ended December 31 2022.

Cash, cash equivalents and time deposits

Cash and cash equivalents consist of cash on hand, deposits and highly liquid investments placed with banks and securities account and have original maturities of less than three months. Time deposits represent deposits placed with banks with original maturities of three months or longer.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of ASC 326

Beginning on January 1, 2022, the Group adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), and all subsequent ASUs related to this Topic (collectively, “ASC 326”) using the modified restrospective transition approach. Based on the nature of the Group’s financial instruments within the scope of ASC 326, the adoption of ASC 326 did not have a material effect on the Group’s consolidated financial statements on January 1, 2022.

Accounts receivable, net

Accounts receivable represents uncollected payments from customers for (i) completed transactions where customer payments settled by mobile app stores and third-party online channels but not yet remitted to the Group, or (ii) completed shipments where the Group charges customers and payment has not been received. Accounts receivable are measured at amortized cost basis presented at the net amount expected to be collected. Prior to the adoption of ASC 326, in evaluating the collectability of receivable balances, the Group considered specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Upon the adoption of ASC 326, the Group evaluates its accounts receivable for expected credit losses on a regular basis. Accounts receivable are written off when deemed uncollectible.

Allowance for credit losses

The Group maintains an estimated allowance for credit losses to reduce its financial instruments to the amounts expected to be colleted. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group uses the length of time the balances have been outstanding, the payment history, creditworthiness and financial conditions of the customers and forecast industry and economic trend as credit quality indicators to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates.

Inventories, net

Inventories primarily consist of products available for sale and are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Inventory reserve is recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs are recorded in cost of revenues in the consolidated statements of comprehensive income (loss).

As of December 31, 2021 and 2022, the Group had inventories cost of RMB32,163 thousand and RMB25,443 thousand (US$3,689 thousand), and the related inventory reserve was RMB4,109 thousand and RMB6,316 thousand (US$916 thousand), respectively.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Electronic equipment	4 years
Office furniture	5 years

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful lives for the intangible assets are as follows:

Category	Estimated Useful Life
Intellectual property rights and others	3-10 years
Licensed software	1-5 years

Long-term investment

The Group’s long-term investment consists of equity investment without readily determinable fair value. For investments in privately-held companies’ shares that are not ordinary shares or in-substance ordinary shares, and investments in ordinary shares or in-substance ordinary shares issued by privately-held companies on which the Group does not have significant influence, as these equity securities do not have readily determinable fair value, the Group measures them at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative under ASC 820, Fair Value Measurements and Disclosures (“ASC 820”)). The Group makes a qualitative assessment of whether the equity investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the investment’s fair value is estimated in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, an impairment loss is to be recognized in the statement of comprehensive income (loss) equal to the difference between the carrying value and fair value.

In January 2022, the Group acquired 10% of the equity interest of a privately-held company focusing on AI solutions, for a total cash consideration of RMB26,333 thousand (US$3,818 thousand). For the year ended December 31, 2022, there was no impairment or upward/downward adjustments resulting from observable price changes of this investment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. The majority of the Group’s revenues for the years ended December 31, 2020, 2021 and 2022 were generated from the PRC. As of December 31, 2021 and 2022, all of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

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

The non-cancellable subscription contracts provide customers the access to hosted software over a contract term. Subscription revenue is recognized ratably over the contract period as the performance obligation is satisfied. The subscription services are sold in short term periods, typically no more than 12 months. Certain subscriptions have contracts with no fixed duration and are marketed as indefinite term subscriptions. For these indefinite term subscriptions, the Group considers users’ historical usage patterns and contract periods of comparable subscriptions, or the products’ designed features and anticipated usage patterns, to arrive at the best estimates of the expected contract periods, over which the Group recognizes related revenue ratably.

The Group also offers its customers to purchase certain completed digital contents on certain applications. These digital contents can be downloaded and used offline indefinitely. Therefore, customers take possession of these applications and contents, and revenues from sales of them are recognized at a point in time when they are made available for the customer’s use.

Offline products and others

The Group sells materials and smart devices to individual users, kindergartens and distributors. Revenue from offline products is recognized when control of the promised goods is transferred to the customer, at an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods. Accompanying the continuing expansion of the Group’s online application offerings, offline products and others are no longer a significant portion of the business.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group offers certain customers with rights of return. These rights are accounted for as variable consideration when estimating the amount of revenue to be recognized by utilizing expected value method. As of December 31, 2021 and 2022, the liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities for return allowances were not material.

Some contracts with customers include promises to transfer multiple online subscriptions and offline products. The Group identified the offerings of material online subscriptions and offline products as separate performance obligations if customers can benefit from them on their own and the promises to deliver the subscription interests and the products are separately identifiable from each other in accordance with ASC 606. Revenue is allocated to each identified performance obligation based on its relative standalone selling price (“SSP”). In instances where stand-alone selling price is not directly observable, considerations are allocated using adjusted market assessment approach and expected cost plus margin approach. Determining the stand-alone selling price of each separate unit may require significant judgments, and significant assumptions and estimates have been made in estimating the relative selling price of each single-element.

Deferred revenue and customer advances

Timing of revenue recognition may differ from the timing of cash collection. For certain revenue contracts, customers are required to pay before the services and goods are delivered to the customers. The Group recognizes the excess of payments received as compared to the recognized revenue as deferred revenue or customer advances, which primarily consist of unearned revenue related to subscription services which is recognized ratably over the expected contract period, and advanced payments received from customers for goods to be delivered and services to be provided.

Payment terms and conditions vary by contract type and customer. For the offerings of online subscriptions and sales of offline products to individual users, immediate payment upon purchase is required. Payments made through certain third-party payment service providers can be collected on a real time basis, and payments made through mobile app stores and other third party online channels are generally collected within 60 days. For sales of child-upbringing materials and devices to kindergartens and distributors, payment terms generally require advanced payments or payment within 180 days. In instances where the timing of revenue recognition differs from the timing of payment, the Group has determined that its contracts do not include a significant financing component.

Practical expedients

The Group has utilized the practical expedient available under ASC 606-10-50-14 to not to disclose information about its remaining performance obligations because the Group’s contracts with customers generally have an expected duration of no more than one year.

Contract Costs

The Group has determined that certain costs, primarily channel costs associated with sales made in mobile app stores or through distributors, meet the requirements to be capitalized as costs of obtaining contracts or costs to fulfill contracts. The Group recognizes an asset for these costs incurred for non-cancellable subscription contracts in “Prepayments and other current assets” in the consolidated balance sheets. The amortization of these costs over the expected contract period are included in cost of revenues.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of revenues

Cost of revenues represents costs incurred to support and maintain online applications and other offerings, which primarily include channel costs, production and freight costs, salaries and benefits for employees directly involved in revenue generation activities and royalty fees.

Research and development expenses

Research and development expenses primarily consist of salaries, benefits and share-based compensation for research and development personnel, third-party outsourcing service provider costs and rental costs. The Group expenses research and development costs as they are incurred.

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive income (loss). Advertising expenses were RMB63,195 thousand, RMB126,264 thousand and RMB80,018 thousand (US$11,602 thousand) for the years ended December 31, 2020, 2021 and 2022, respectively.

Employee benefit expenses

All eligible employees of the Group in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group recorded employee benefit expenses of RMB24,073 thousand, RMB89,679 thousand and RMB75,257 thousand (US$10,911 thousand) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group has elected to recognize share-based compensation on a straight-line basis over the requisite service period for each separately vesting portion, for all share-based awards granted with graded vesting or cliff vesting based on service conditions and performance conditions and only if performance-based conditions are considered probable to be satisfied. For share-based awards vesting immediately as granted, the Group recognizes share-based compensation at the grant date. The Group elected to account for forfeitures as they occur. The Group, with the assistance of an independent valuation firm, determined the fair value of the share options. A change in the terms or conditions of equity-based awards is accounted for as a modification of the award. The Group measures the incremental compensation cost as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period of the modification occurs. For unvested awards, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award.

Interest income

Interest incomes are generated from the Group’s interest-bearing bank deposits and are recognized in “Other income, net” in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2020, 2021 and 2022, interest incomes recognized as other income totaled RMB2,933 thousand, RMB9,442 thousand and RMB12,186 thousand (US$1,767 thousand), respectively.

Government subsidies

Government subsidies primarily consist of financial subsidies received in cash from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies the Group received are subject to no further conditions to be met and are not intended to compensate specific operating costs or expenses, and thus are recognized as income in “Other income, net” in the consolidated statements of comprehensive income (loss). Government subsidies received and recognized as other income totaled RMB4,407 thousand (US$639 thousand) for the year ended December 31, 2022.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The new disclosure requirement is effective for annual periods beginning after December 15, 2021. The Group adopted this guidance on January 1, 2022, with no material impact on the consolidated financial statements.

Leases

The Group follows ASC 842, Leases (“ASC 842”) to account for its leases. The Group leases real estate property under operating leases. Right-of-use (“ROU”) assets are recognized at the amount of the lease liabilities, adjusted for cumulative prepayments and lease incentives, if any. Lease liabilities are recognized at the present value of the lease payments over the lease term at the commencement date. As the rate implicit in the Group’s leases are not readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis, the amount of the lease payments in the same currency, for a similar term and in a similar economic environment. The Group recognizes operating lease expense on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise. The Group accounts termination of a lease before the expiration of the lease term by removing the ROU asset and the lease liability, with profit or loss recognized for the difference, if any. The Group elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or shorter.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is not more likely than not that some portion, or all, of the deferred tax assets will be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income (loss) as income tax expense.

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

Income (loss) per share

In accordance with ASC 260, Earnings Per Share, basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on their participating rights. For the years ended December 31, 2020, and 2021 and 2022, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively.

Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted income (loss) per share if their effects would be anti-dilutive. Share options with performance conditions are considered contingently issuable shares and are included in the computation of diluted income (loss) per share to the extent that the performance conditions are met such that the ordinary shares will be issued at the end of the reporting period, assuming it was the end of the contingency period.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, time deposits, accounts receivable, amounts due from and due to related parties, accounts payable, certain other current assets and liabilities, and long-term investment. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying values of the financial instruments other than long-term investment approximate their fair values due to their short-term maturities. For long-term investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

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

There were no assets and liabilities measured at fair value on a recurring basis or nonrecurring basis as of December 31, 2021 and 2022.

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustment of the Group.

Impact of COVID-19

During the years ended December 31, 2020, 2021 and 2022, the Group’s operations have been affected by the COVID-19 pandemic. The sales of offline products have been negatively impacted by the COVID-19 outbreak, as child-upbringing organizations, which are the major customers of the Group’s offline products, have undergone temporary closures since early 2020. The Group has considered the impact in the provision of allowance for credit losses and reserves for inventories.

There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in customer behavior, the actions taken by government authorities, particularly to contain the outbreak and to stimulate the economy and improve business condition, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, the valuation of inventories, long-lived assets and long-term investment subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Group’s current estimates in future periods.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. CONCENTRATION OF RISKS

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for the product offerings; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

The Group did not have customers accounted for more than 10% of the revenues for the years ended December 31, 2020, 2021 and 2022.

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits and accounts receivable.

The Group expects that there is no significant credit risk associated with cash, cash equivalents and time deposits, substantially all of which were held by reputable financial institutions located in mainland China and Hong Kong. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality and the doposits are covered by governmental insurance systems. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented by the PRC government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousand. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$500 thousand.

Accounts receivable are typically unsecured and denominated in RMB. Accounts receivable primarily comprise of net cash to be collected from reputable mobile app stores, third-party online payment channels, child-upbringing organizations and distributors. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. CONCENTRATION OF RISKS (Continued)

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of 6.3% and 2.3% during the years ended December 31, 2020 and 2021, respectively, and depreciation of 8.2% during the year ended December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s financial results.

4. REVENUE AND DEFERRED REVENUE

The following table presents the Group’s revenues from contracts with customers disaggregated by timings of revenue recognition:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Recognized over time	429,633	831,363	898,233	130,232
Recognized at a point in time	102,282	113,359	87,284	12,655
Total revenues	531,915	944,722	985,517	142,887

Contract cost

Deferred channel and other costs were recorded under “Prepayment and other current assets” (Note 6). For the years ended December 31, 2020, 2021 and 2022, the Group recognized RMB89,444 thousand, RMB170,068 thousand and RMB184,891 thousand (US$26,807 thousand), respectively, of amortization of deferred channel costs as “Cost of revenues”. There was no impairment recognized to the deferred costs during the years ended December 31, 2020, 2021 and 2022.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. REVENUE AND DEFERRED REVENUE (Continued)

Deferred revenue and customer advances

Deferred revenue and customer advances primarily consist of deferred revenue from online subscriptions and advanced consideration received from customers for the sales of offline products and others, which are recognized as contract liability until services are provided to the customers and products are delivered at customers. The significant increase of deferred revenue and customer advances balance during the year ended December 31, 2022 was attributable to increased subscription fees received from the customers due to business growth.

Revenue recognized during the year ended December 31, 2022 that was included in the deferred revenue and customer advances balance of RMB302,980 thousand at January 1, 2022 was RMB299,130 thousand (US$43,370 thousand).

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Accounts receivable	56,513	85,021	12,327
Allowance for credit losses	(381)	(5,407)	(784)
Accounts receivable, net	56,132	79,614	11,543

The movements in the allowance for credit losses were as follows:

	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Balance at beginning of the year	156	381	55
Provisions	225	5,026	729
Balance at end of the year	381	5,407	784

6. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Deferred channel and other costs (Note 4)	59,501	84,355	12,230
VAT prepayments	8,909	12,657	1,835
Advances to suppliers	481	703	102
Others	3,960	5,050	733
	72,851	102,765	14,900

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Electronic equipment and others	17,815	18,600	2,697
Less: accumulated depreciation	(5,529)	(9,395)	(1,362)
Property and equipment, net	12,286	9,205	1,335

Depreciation expense for the years ended December 31, 2020, 2021 and 2022 was RMB1,360 thousand, RMB3,399 thousand and RMB4,130 thousand (US$599 thousands), respectively.

8. INTANGIBLE ASSETS, NET

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Intellectual property rights and others(1)	22,919	26,218	3,801
Licensed software	8,543	9,531	1,382
Less: accumulated amortization	(4,175)	(10,877)	(1,577)
Intangible assets, net	27,287	24,872	3,606
(1)	Intellectual property rights represent acquired titles or copyrights of assorted digital contents that can be used in developing and operating the Group’s online applications and other products.

The Group recorded amortization expense of RMB1,454 thousand, RMB3,019 thousand and RMB6,702 thousand (US$972 thousand) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, estimated amortization expense of the existing intangible assets for each of the next five years is RMB6,175 thousand (US$895 thousand), RMB4,936 thousand (US$716 thousand), RMB4,074 thousand (US$591 thousand), RMB3,421 thousand (US$496 thousand) and RMB1,601 thousand (US$232 thousand), respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. LEASES

The total lease costs for the years ended December 31, 2020, 2021 and 2022 were RMB11,432 thousand, RMB22,147 thousand and RMB21,797 thousand (US$3,160 thousand), comprised of operating lease costs of RMB11,297 thousand, RMB21,755 thousand and RMB21,567 thousand (US$3,127 thousand), and short-term lease costs of RMB135 thousand, RMB392 thousand and RMB230 thousand (US$33 thousand), respectively. Cash payments for operating leases for the years ended December 31, 2020, 2021 and 2022 were RMB10,463 thousand, RMB21,598 thousand and RMB24,795 thousand (US$3,595 thousand), respectively. The weighted-average remaining lease terms as of December 31, 2021 and 2022 were 1.90 years and 1.12 years, respectively. The weighted average incremental borrowing rates as of December 31, 2021 and 2022 were 7.54% and 7.75%, respectively. The undiscounted future minimum payments under the Group’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheets were as below:

	As of December 31, 2022
	RMB	US$

	(in thousands)
2023	6,267	909
2024	1,563	227
2025	1,327	192
2026	508	74
Total lease payments	9,665	1,402
Less: Imputed interest	648	94
Present value of lease liabilities	9,017	1,308

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Payroll payable	69,202	80,158	11,622
Tax payable	20,091	32,836	4,761
Accrued expenses	17,261	24,349	3,530
Deposits	1,985	2,204	320
Others	7,356	5,170	749
	115,895	144,717	20,982

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

iHuman Online and the Company’s other subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax, which is currently imposed at the rate of 16.5%, with half-rate of 8.25% that may be applied for the first HK$2 million of assessable profits for years of assessment beginning on or after April 1, 2018.

PRC

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% and a “Software Enterprise” (“SE”) is entitled to a two-year income tax exemption starting from the first profit making year, followed by a reduction of half the applicable tax rate for the subsequent three years. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before applying the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. The SE is subject to relevant governmental authorities’ annual assessment based on self-assessment supporting documents filed with the tax authorities each year.

Tianjin Hongen is qualified as SE and is entitled to an exemption from the enterprise income tax for two years beginning from 2020, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a SE is subject to annual evaluation by the relevant authorities in China. In 2021, Tianjin Hongen was granted HNTE certificate and is also entitled to a preferential tax rate of 15% for three years starting from 2021. The Group expects to adopt the tax reduction as SE in the Annual Filing of Enterprise Income Taxes for the fiscal year of 2022 that will be completed in May 2023.

The other PRC subsidiaries, the VIE and VIE’s subsidiaries are subject to the 25% EIT rate for all the periods presented.

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

To the extent that the PRC subsidiaries, the VIE and VIE’s subsidiaries have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2021 and 2022, the Group did not record any withholding tax as the PRC entities were still in accumulated deficit position.

The current and deferred components of income tax expense (benefits) appearing in the consolidated statements of comprehensive income (loss) are as follows:

	For the year ended
	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Current income tax expenses (benefits)	466	(145)	22,953	3,328
Deferred income tax expenses	—	—	—	—
Total income tax expenses (benefits)	466	(145)	22,953	3,328

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. TAXATION (Continued)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Income (loss) before income tax	(37,010)	(37,196)	132,772	19,250
Income tax computed at the PRC statutory tax rate of 25%	(9,253)	(9,299)	33,193	4,813
Effect of differing tax rates in different jurisdictions	1,596	5,232	4,459	646
Effect of tax rate changes on deferred taxes	50,950	—	—	—
Research and development super‑deduction	(12,707)	(31,855)	(36,078)	(5,231)
Shared‑based compensation expenses	19,913	3,223	3,261	473
Non‑deductible expenses	3,678	1,656	2,310	335
Effect of PRC preferential tax rates and tax holiday	(22,458)	(43,974)	(15,934)	(2,310)
Change in valuation allowance	(31,269)	75,192	30,309	4,394
Others	16	(320)	1,433	208
Income tax expenses (benefits)	466	(145)	22,953	3,328

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Deferred tax assets
Tax loss carry forward	50,497	73,038	10,590
Deferred revenue and customer advances	30,984	37,752	5,474
Lease liabilities	7,498	1,960	284
Others	964	3,023	438
Less: valuation allowance	(82,816)	(113,125)	(16,402)
	7,127	2,648	384
Deferred tax liabilities
ROU assets	(7,127)	(2,648)	(384)
	(7,127)	(2,648)	(384)
Presentation in the consolidated balance sheets
Deferred tax assets, net	—	—	—
Deferred tax liabilities, net	—	—	—
Net deferred tax assets, net	—	—	—

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. TAXATION (Continued)

The Company operates through its WFOE, the VIE and VIE’s subsidiaries and valuation allowance is considered on an individual entity basis. The Group recorded valuation allowance against deferred tax assets of those entities when the Group determines that it is not more likely than not that the deferred tax assets will be utilized in the future. In making such determination, the Group considered factors including the entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods, tax planning strategies, and forecasted profits, as applicable.

As of December 31, 2022, the Group had taxable losses of approximately RMB295,231 thousand (US$42,804 thousand) mainly deriving from entities in the PRC. The tax losses in the PRC can be carried forward for five years to offset future taxable profit. The tax losses of entities in the PRC will begin to expire in 2024 if not utilized.

Unrecognized tax benefit

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income (loss). As of and for the years ended December 31, 2020, 2021 and 2022, there were no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

In general, the PRC tax authority has up to five years to conduct examinations of the tax filings. Accordingly, as of December 31, 2022, the tax years ended December 31, 2017 through period ended as of the reporting date for the Company’s PRC entities remain open to examination by the PRC tax authorities.

12. CONTINGENTLY REDEEMABLE ORDINARY SHARES

On December 6, 2019, the Group issued 11,318,619 contingently redeemable ordinary shares with preferential rights (the “Contingently Redeemable Ordinary Shares”) to a third-party investor (the “Investor Shareholder”), of which RMB120,000 thousand and RMB40,000 thousand were received on December 6, 2019 and May 18, 2020, respectively. The Company chose to recognize changes in the redemption value immediately as they occur and adjusted the carrying amount of the Contingently Redeemable Ordinary Shares to equal the redemption value at the end of each reporting period. An accretion charge of RMB10,792 thousand was recorded as an increase to the net loss attributable to ordinary shareholders for the year ended December 31, 2020. All of the Contingently Redeemable Ordinary Shares were converted to 11,318,619 Class A ordinary shares upon the completion of the Company’s IPO in October 2020 (Note 13).

13. ORDINARY SHARES

Upon completion of the IPO, the Company issued 7,000,000 ADSs, representing 35,000,000 Class A ordinary shares, and 1,050,000 ADSs, representing 5,250,000 Class A ordinary shares, pursuant to the underwriters’ full exercise of their option to purchase additional ADSs. Proceeds from the issuance of IPO shares, net of issuance cost, were RMB589,587 thousand. Immediately prior to the completion of the IPO, all the ordinary shares held by the controlling shareholder were converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders were converted into an equal number of the Class A ordinary shares, all of outstanding Contingently Redeemable Ordinary Shares were automatically converted on a one-for-one basis into 11,318,619 Class A ordinary shares, and the related aggregate carrying value of RMB171,580 thousand was reclassified from mezzanine equity to shareholders’ equity.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. ORDINARY SHARES (Continued)

As of December 31, 2021 and 2022, the authorized share capital consisted of 1,000,000,000 shares, of which 700,000,000 shares were designated as Class A ordinary shares, 200,000,000 as Class B ordinary shares, and 100,000,000 shares of such class (or classes) as the board of directors may determine. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

As of December 31, 2021, there were 125,122,382 Class A shares issued and 123,852,667 outstanding, and 144,000,000 Class B ordinary shares issued and outstanding. As of December 31, 2022, there were 125,122,382 Class A shares issued and 121,722,467 outstanding, and 144,000,000 Class B ordinary shares issued and outstanding. No Class B ordinary shares were converted into Class A ordinary shares during the years ended December 31, 2020, 2021 and 2022.

14. SHARE REPURCHASE PROGRAM

In December 2021, the Company’s board of directors authorized a share repurchase program (the “2021 Share Repurchase Program”) under which the Company may repurchase up to US$10 million worth of its ADSs over the following 12 months. In December 2022, the board of directors authorized an extension of the share repurchase program for another 12 months until December 31, 2023. Pursuant to the initial and extended share repurchase program, the Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the SEC Rule 10b-18 and/or Rule 10b5-1 requirements. The board of directors will continue to review the extended share repurchase program periodically, and may authorize adjustments to its terms and size. The Company expects to continue to fund the repurchases under the extended share repurchase program with its existing cash balance.

For the years ended December 31, 2021 and 2022, the Company repurchased 9,000 and 427,984 ADSs, equivalent of 45,000 and 2,139,920 Class A ordinary shares for RMB164 thousand and RMB6,959 thousand (US$1,009 thousand) on the open market, at a weighted average price of US$2.86 and US$2.47 per ADS, respectively.

The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. SHARE-BASED PAYMENTS

Share incentive plan

In January 2019, the Group adopted a share incentive plan for the purpose of providing incentives and rewards to the Group’s directors, employees and consultants. As part of the Restructuring, the outstanding options were carried over on a one-for-one basis for the options under the Company’s share incentive plan (the “Share Incentive Plan”) with identical terms and conditions. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Share Incentive Plan was initially 19,684,555 ordinary shares, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. The options granted under the Share Incentive Plan have a contractual term of 10 years.

The options granted prior to IPO are accounted for as equity awards and contain both service and performance vesting conditions. The options generally vest in several installments over certain service periods, subject to certain specified performance targets. In addition, majority of the options granted will not be vested and exercisable until the closing of an IPO and the completion of the requisite service periods after such IPO. Certain options granted would be fully vested and exercisable upon the closing of an IPO. The Company records shared-based compensation expense for options with performance conditions on a straight-line basis over the requisite service period for each separately vesting portion of the awards and only if performance conditions are considered probable to be satisfied. Through the date of IPO, the Company has not recognized shared-based compensation expense for the options because the IPO is a performance condition that is not considered probable until it occurs. Upon the Company’s IPO in October 2020, the performance condition was met and RMB73,378 thousand of share-based compensation expenses was recognized accumulatively related to these awards.

In December 2021, the Company modified its share options granted under the Share Incentive Plan, to remove certain performance vesting conditions, if bound, for eligible share options. The incremental cost resulted from the modification was not material.

In September 2022, the Company modified the exercise prices for eligible outstanding options as of September 30, 2022, originally granted with exercise prices above US$0.2 per Class A ordinary share to the employees. Upon the modification, the exercise prices of these options were decreased to US$0.2 per Class A ordinary share, while other terms remained unchanged. The total incremental cost as a result of this modification amounted to RMB4,022 thousand (US$583 thousand), with RMB1,900 thousand (US$275 thousand) recognized on the date of modification, and the remaining recognized over the remaining vesting period of the awards.

In December 2022, 4,868,000 shares options were granted to certain directors and employees. The options granted are subject to service condition only, and vest in several installments with vesting schedules ranging from immediate to 4 years. The options are accounted for as equity awards with shared-based compensation expenses recognized over the vesting periods.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. SHARE-BASED PAYMENTS (Continued)

A summary of the option activities under the Share Incentive Plan is stated below:

				Weighted‑
		Weighted‑	Weighted‑	average
		average	average	remaining	Aggregate
	Number of	exercise	grant‑date	contractual	intrinsic
	options	price	fair value	term	value
		US$	US$	Years	US$ in thousands
Outstanding, December 31, 2021	11,000,594	0.87	1.25	7.89	2,284
Granted	4,868,000	0.05	0.36	9.96
Forfeited	(406,273)	1.37	1.02
Exercised	(9,720)	0.05
Outstanding, December 31, 2022	15,452,601	0.15	0.68	7.86	6,157
Vested and expected to vest at December 31, 2022	15,452,601	0.15	0.68	7.86	6,157
Exercisable at December 31, 2022	7,427,090	0.19	0.65	7.43	2,851

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2021 and 2022, and the options’ exercise price, respectively. The total intrinsic value of options exercised was nil during the year ended December 31, 2020 as no options were exercised. The total intrinsic value of options exercised was RMB4,074 thousand and RMB32 thousand (US$5 thousand) during the years ended December 31, 2021 and 2022, respectively.

The total fair value of share options vested during the years ended December 31, 2020, 2021 and 2022 was RMB49,835 thousand, RMB15,725 thousand and RMB21,206 thousand (US$3,075 thousand), respectively. The weighted-average grant-date fair value of options granted during the years ended December 31, 2020 and 2022 was US$1.58 and US$0.36, respectively, and there were no options granted during the year ended December 31, 2021. As of December 31, 2022, total unrecognized share-based compensation expenses related to unvested share-based awards were RMB17,317 thousand (US$2,511 thousand), which were expected to be recognized over a weighted-average vesting period of 2.19 years.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. SHARE-BASED PAYMENTS (Continued)

Fair value of options

The fair value of options was determined using the binomial option pricing model, with the assistance from an independent appraiser. The binomial option pricing model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatilities, the Group has made reference to historical volatilities of several comparable companies. The suboptimal exercise factor was estimated based on the Group’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Prior to the IPO, the estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent valuation firm using the discounted cash flow method. Subsequent to the IPO, the fair value of the ordinary shares is one-fifth of the price of the Company’s publicly traded ADSs.

The assumptions used to estimate the fair value of the options granted are as follows:

	For the year ended	For the year ended
	December 31, 2020	December 31, 2022
Fair value per ordinary share as at valuation date	US$1.30 — US$5.55	US$0.41
Risk‑free rate	0.69% — 0.84%	3.44%
Expected volatility range	50.87% — 51.22%	71.71%
Exercise multiple	2.2 — 2.8	2.2 — 2.8

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended
	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,897	940	348	50
Research and development expenses	19,499	5,431	6,377	925
Sales and marketing expenses	2,858	3,010	1,599	232
General and administrative expenses	55,637	5,794	4,720	684
	79,891	15,175	13,044	1,891

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. INCOME (LOSS) PER SHARE

Basic and diluted income (loss) per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
Numerator:
Net income (loss)	(37,476)	(37,051)	109,819	15,922
Accretion to redemption value of contingently redeemable ordinary shares (Note 12)	(10,792)	—	—	—
Net income (loss) attributable to ordinary shareholders—basic and diluted	(48,268)	(37,051)	109,819	15,922
Denominator:
Weighted average number of ordinary shares outstanding—basic	226,339,320	266,631,802	266,535,220	266,535,220
Weighted average number of ordinary shares outstanding—diluted	226,339,320	266,631,802	270,204,542	270,204,542
Basic income (loss) per ordinary share	(0.21)	(0.14)	0.41	0.06
Diluted income (loss) per ordinary share	(0.21)	(0.14)	0.41	0.06

Basic and diluted income (loss) per share are computed using the weighted average number of ordinary shares outstanding during the period.

For the years ended December 31, 2020, 2021 and 2022, the two-class method is applicable because the Company has two classes of ordinary shares, Class A and Class B. However, basic and diluted income (loss) per share are not reported separately for Class A ordinary shares or Class B ordinary shares as each class of shares has the same rights to undistributed and distributed earnings. The effects of all outstanding contingently redeemable ordinary shares and share options were excluded from the computation of diluted loss per share as their effects would be anti-dilutive. The effect of outstanding share options were included in the computation of diluted income per share using the treasury stock method for the year ended December 31, 2022.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. RELATED PARTY TRANSACTIONS

a)	Related parties

Shareholders of the Group

●	Mr. Michael Yufeng Chi
●	Mr. Tian Liang

Entities controlled by controlling shareholder

●	Hongen Education
●	Subsidiaries and affiliates of Perfect World Holding Group Co., Ltd. (“Perfect World Group”)
●	Entities involved in the operation of kindergarten business of Hongen Education (“Hongen Kindergartens”)
●	Equity investee (See Note 2—Long-term Investment) (“Equity Investee”)
b)	The Group had the following related party transactions:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Product sales to Hongen Kindergartens	1,326	2,157	1,224	177
Rental and property management services from Perfect World Group(1)	240	26,463	26,818	3,888
Research and development outsourcing, administrative, IP licensing and other services from Perfect World Group	1,303	3,979	3,668	532
Research and development outsourcing and other services from Hongen Education	381	459	166	24
Research and development outsourcing services from Equity Investee	—	—	20	3
Purchase of products from Equity Investee	—	—	357	52
Assets transferred to Perfect World Group(2)	8,405	429	—	—

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. RELATED PARTY TRANSACTIONS (Continued)

The Group had the following related party balances at the end of the year:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, current:
Perfect World Group entities(3)	2,799	2,263	327
Hongen Education	46	18	3
Equity Investee	—	5	1
	2,845	2,286	331
Amounts due from related parties, non-current:
Perfect World Group entities(3)	4,223	—	—
	4,223	—	—
Amounts due to related parties:
Perfect World Group entities(1)	8,853	6,807	987
Equity Investee	—	107	16
Hongen Education	—	30	4
	8,853	6,944	1,007
Operating lease ROU assets leased from:
Perfect World Group entities(1)	32,944	8,621	1,250
	32,944	8,621	1,250
Current operating lease liabilities arising from offices leased from:
Perfect World Group entities(1)	23,270	4,616	669
	23,270	4,616	669
Non-current operating lease liabilities arising from offices leased from:
Perfect World Group entities(1)	5,501	—	—
	5,501	—	—
(1)	In January 2021, the Group entered into a lease arrangement with Perfect World Group to lease offices in Beijing. The Group accounted for the lease arrangement as operating leases in accordance with ASC 842 and measured ROU assets and operating lease liabilities arising from the lease accordingly. Lease payments due at December 31, 2021 and 2022 pursuant to the lease contracts were recognized as amounts due to related parties as of December 31, 2021 and 2022, respectively. Accompanying the lease arrangement, Perfect World Group also provided the Group with property management services.
(2)	In October 2020, the Group transferred certain intangible assets to Perfect World Group at the transaction price of RMB8,405 thousand. As the transaction was under common control, the difference between the transaction price and the carrying amount of the intangible assets was included in additional paid-in capital. No gain or loss was recognized. Perfect World Group has fully paid the consideration in 2020.

In December 2021, the Group transferred certain electronic equipment to Perfect World Group at the transaction price of RMB429 thousand. As the transaction was under common control, the difference between the transaction price and the carrying amount of the fixed assets was included in additional paid-in capital. No gain or loss was recognized. Perfect World Group has fully paid the consideration in 2021.

(3)	Amounts due from Perfect World Group entities primarily consist of rental deposits and royalty prepayments to Perfect World Group and its affiliates.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

In accordance with the PRC Company Laws, the VIE and VIE’s subsidiaries must make appropriations from their annual after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory reserve and discretionary surplus reserve. The VIE and VIE’s subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory reserve until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus reserve is at the discretion of the VIE and VIE’s subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2021 and 2022, the Group’s PRC subsidiaries, the VIE and VIE’s subsidiaries had appropriated RMB606 thousand and RMB7,967 thousand (US$1,155 thousand) to their reserves.

Furthermore, registered share capital and capital reserve accounts of the Company’s PRC subsidiary, the VIE and VIE’s subsidiaries are also restricted from distribution. As a result, the restrictions amounted to approximately RMB294,084 thousand (US$42,638 thousand), or 38.22% of the Company’s total consolidated net assets as of December 31, 2022.

Cash transfers from the Company’s PRC subsidiary to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiary, the VIE and VIE’s subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19. COMMITMENTS AND CONTINGENCIES

(1) Purchase commitments

The following table sets forth the Group’s purchase obligations as of December 31, 2022:

		Less than 1			Over 5
	Total	Year	1-3 Years	3-5 Years	Years

	(in thousands of RMB)
Purchase commitments	8,500	8,500	—	—	—

The Group’s purchase obligations represent commitment to acquire certain intellectual property rights.

(2) Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	197,381	186,825	27,087
Amounts due from subsidiaries	320,996	282,687	40,986
Total current assets	518,377	469,512	68,073
Non-current assets
Investments in subsidiaries, the VIE and VIE’s subsidiaries	99,670	306,751	44,475
Other non-current assets	—	2,382	345
Total non-current assets	99,670	309,133	44,820
Total assets	618,047	778,645	112,893
LIABILITIES
Current liabilities
Amounts due to the VIE	1,140	2,092	303
Accrued expenses and other current liabilities	8,536	7,101	1,030
Total current liabilities	9,676	9,193	1,333
Total liabilities	9,676	9,193	1,333
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2021 and December 31, 2022; 125,122,382 Class A shares issued and 123,852,667 outstanding as of December 31, 2021; 125,122,382 Class A shares issued and 121,722,467 outstanding as of December 31, 2022; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2021 and December 31, 2022; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2021 and December 31, 2022)	185	185	27
Additional paid-in capital	1,066,052	1,079,099	156,455
Treasury stock	(164)	(7,123)	(1,033)
Accumulated other comprehensive income (loss)	(34,677)	10,497	1,522
Accumulated deficit	(423,025)	(313,206)	(45,411)
Total shareholders’ equity	608,371	769,452	111,560
Total liabilities and shareholders’ equity	618,047	778,645	112,893

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses
General and administrative expenses	(6,335)	(22,755)	(18,993)	(2,754)
Total operating expenses	(6,335)	(22,755)	(18,993)	(2,754)
Operating loss	(6,335)	(22,755)	(18,993)	(2,754)
Share of income (losses) from subsidiaries, the VIE and VIE’s subsidiaries	(31,142)	(15,874)	126,241	18,303
Other income, net	1	1,578	2,571	373
Income (loss) before income taxes	(37,476)	(37,051)	109,819	15,922
Income tax expenses	—	—	—	—
Net income (loss)	(37,476)	(37,051)	109,819	15,922
Accretion to redemption value of contingently redeemable ordinary shares	(10,792)	—	—	—
Net income (loss) attributable to ordinary shareholders	(48,268)	(37,051)	109,819	15,922
Total comprehensive income (loss)	(59,337)	(49,867)	154,993	22,472

Net cash provided by (used in) operating activities	970	(15,837)	(18,992)	(2,754)
Net cash provided by (used in) investing activities	(522,278)	127,514	(1,655)	(240)
Net cash provided by (used in) financing activities	632,732	313	(6,956)	(1,009)
Effect of exchange rate changes on cash and cash equivalents	(22,246)	(3,787)	17,047	2,472
Net change in cash and cash equivalents	89,178	108,203	(10,556)	(1,531)
Cash and cash equivalents at the beginning of the year	—	89,178	197,381	28,618
Cash and cash equivalents at the end of the year	89,178	197,381	186,825	27,087

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries, the VIE and VIE’s subsidiaries.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

The parent company records its investment in its subsidiaries, the VIE and VIE’s subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Under the equity method of accounting, the Company shall adjust the carrying amount of the investment for its share of the subsidiaries’ and other equity investees’ cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiaries’ and other equity investees’ losses. The Company confirmed its unlimited financial support to its subsidiaries for their operations. Consequently, the Company recognized its investment in excess of its share of cumulative losses in “Investments in subsidiaries, the VIE and VIE’s subsidiaries” on the condensed balance sheets, and the respective share in income (loss) in “Share of income (losses) from subsidiaries, the VIE and VIE’s subsidiaries” on the condensed statements of comprehensive income (loss). The subsidiaries did not pay any dividends to the Company for the periods presented.

The parent company’s condensed financial statements should be read in conjunction with the Group’s consolidated financial statements.