Form 20-F
period 2023-12-31
iHuman Inc.
filed 2024-04-25
CIK 1814423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, there were 263,704,787 ordinary shares outstanding, being the sum of 119,704,787 Class A ordinary shares and 144,000,000 Class B ordinary shares.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents five Class A ordinary shares;
●	“AI” refers to artificial intelligence;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“Hongen Education” are to Hongen Education & Technology Co., Ltd. and its predecessors and subsidiaries. Hongen Education is an affiliate of ours that shares a common director, Mr. Hanfeng Chi, with us. Furthermore, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns more than 50% of the voting power in both Hongen Education and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Hongen Education and our company. Therefore, Hongen Education and us are under common control, which, pursuant to Rule 405 under the Securities Act, makes Hongen Education an affiliate of ours;
●	“iHuman,” “we,” “us,” “our company” and “our” are to iHuman Inc., our Cayman Islands holding company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity and subsidiaries of the variable interest entity;
●	“monthly active user” or “MAUs” with respect to any of our apps, are to the number of unique mobile devices through which such app is accessed at least once in a given month. We treat each distinguishable device as a separate user for purposes of calculating MAUs, although it is possible that some people may use more than one mobile device and multiple people may share one mobile device to access our apps; “average MAUs” for a specific period, with respect to any of our apps, are to the monthly average of the sum of our MAUs for such app during that period; “total MAUs” is calculated by combining the MAUs of all of our apps in a given month, and duplicate access to different apps is not eliminated from the calculation; “average total MAUs” for a specified period, are to the monthly average of the sum of our total MAUs during that period;
●	“NYSE” are to the New York Stock Exchange;
●	“Offline products and others” are to our offline operations of intellectual development materials and devices;
●	“Online subscriptions” are to our online operations of tech-powered, intellectual development apps;
●	“our WFOEs” are to Hongen Perfect Future (Tianjin) Investment Co., Ltd. and Hongen Perfect (Beijing) Education Technology Development Co., Ltd.;
●	“paying users” for a specific period are to users who paid subscription fees for the premium content on any of our apps during that period; a user who makes payments across different apps using the same registered account is counted as one paying user; and a user who makes payments for the same app multiple times in the same period is counted as one paying user;
●	“Perfect World Group” or “Perfect World” are to Perfect World Holding Group Co., Ltd., a holding company incorporated in mainland China and its controlled entities and affiliates, including Perfect World Co., Ltd., a company incorporated in mainland China and listed on the Shenzhen Stock Exchange (SZSE: 002624). Mr. Michael Yufeng Chi beneficially owns more than 50% of the voting power in both Perfect World Group and us and is a common director of both Perfect World Group and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Perfect World Group and our company. Therefore, Perfect World Group and us are under common control, which, pursuant to Rule 405 under the Securities Act, makes Perfect World Group an affiliate of ours;

●	“RMB” and “Renminbi” are to the legal currency of China;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“VIE” are to variable interest entity, and “the VIE” or “Tianjin Hongen” are to Tianjin Hongen Perfect Future Education Technology Co., Ltd.

Our reporting currency is RMB. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 19, 2024, the exchange rate set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System was RMB7.2403 to US$1.00.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future product offerings, business development, financial condition and results of operations;
●	our expectations regarding demand for and market acceptance of our products;
●	our expectations regarding maintaining and strengthening our relationships with users, customers, business partners and other stakeholders;
●	competition in our industry;
●	our expansion of geographic reach;
●	government policies and regulations relating to our industry; and
●	general economic and business conditions globally and in mainland China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

iHuman Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE with which we have maintained contractual arrangements, and VIE’s subsidiaries. Laws and regulations in mainland China establish conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE and VIE’s subsidiaries, and rely on contractual arrangements among our subsidiaries in mainland China, the VIE and its shareholders. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for substantially all of our total revenues for 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to iHuman Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and VIE’s subsidiaries in mainland China, including, but not limited to, Tianjin Hongen. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. The VIE structure involves unique risks to investors, and holders of our ADSs may never directly hold equity interests in the Chinese operating company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure, including our major subsidiaries, the VIE and its major subsidiaries, as of December 31, 2023:

iHuman Inc.
(Cayman Islands)
iHuman Online Limited
(Hong Kong)
Outside Mainland China
Inside Mainland China
Hongen Perfect Future (Tianjin) Investment Co., Ltd.
("Hongen Investment")
Tianjin Hongen Perfect Future
Education Technology Co., Ltd.(1)
("Tianjin Hongen")
Hongen Perfect (Beijing) Education
Technology Development Co., Ltd.
("Hongen Edutech")
Beijing Jinhongen Education
Technology Co., Ltd.
Equity interest (100% unless otherwise indicated)
Contractual arrangements (For details, see "Item 4. Information on the Company–C. Organizational Structure–Contractual Arrangements with the VIE and Its Shareholders")

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

A series of contractual agreements, including powers of attorneys, exclusive call option agreement, exclusive management services and business cooperation agreement, equity interest pledge agreement and financial support letter have been entered into by and among our subsidiaries, the VIE and the nominee shareholders. The following is a summary of the contractual agreements:

●	Power of attorneys: Pursuant to the powers of attorneys executed by the nominee shareholders, the nominee shareholders agreed to entrust to Hongen Investment an irrevocable proxy to exercise all of their rights as shareholders of Tianjin Hongen, the VIE, and to approve, on behalf of the nominee shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of Tianjin Hongen. Hongen Investment is also entitled to transfer or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the nominee shareholders or obtaining their consent.
●	Exclusive call option agreement: Pursuant to the exclusive call option agreement among Hongen Investment, Tianjin Hongen and its nominee shareholders, the nominee shareholders irrevocably granted Hongen Investment or its designee(s) an exclusive call option to purchase, when and to the extent permitted under laws and regulations of mainland China, all or part of the equity interests in Tianjin Hongen. The exercise price of the call option to purchase all or part of the equity interests in Tianjin Hongen or assets held by Tianjin Hongen will be the minimum amount of consideration permitted under the then applicable laws and regulations of mainland China.
●	Exclusive management services and business cooperation agreement: Pursuant to the exclusive management services and business cooperation agreement between Hongen Investment, Tianjin Hongen and the nominee shareholders, Hongen Investment has the exclusive right to provide technical and consulting services to Tianjin Hongen and its subsidiaries, including, but not limited to, management consultancy services, permission of intellectual property rights, technical support and business support. Tianjin Hongen agrees to pay a service fee to Hongen Investment. Hongen Investment has the right to unilaterally adjust the service fee.
●	Equity interest pledge agreement: Under the equity interest pledge agreement among Hongen Investment, Tianjin Hongen and its nominee shareholders, the nominee shareholders have pledged all of their equity interests in Tianjin Hongen to Hongen Investment to guarantee the performance of Tianjin Hongen and their obligations under the contractual agreements described above. During the term of the equity interest pledge agreement, Hongen Investment has the right to receive all of Tianjin Hongen’s dividends and profits distributed on the pledged equity. Tianjin Hongen and its nominee shareholders, undertake that, without the prior written consent of Hongen Investment, they will not transfer, create or allow any encumbrance on the pledged equity interests.
●	Financial support letter: Pursuant to the financial support letter entered into between Tianjin Hongen and us, we are obligated and hereby undertake to provide unlimited financial support to Tianjin Hongen, to the extent permissible under the applicable laws and regulations in mainland China. We agree to forego the right to seek repayment in the event if Tianjin Hongen is unable to repay such funding.

For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. The contractual arrangements may not be as effective as direct ownership of the VIE and VIE’s subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. As of the date of this annual report, our contracts with the VIE have not been tested in a court of law. Uncertainties in the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of mainland China, may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form the power to direct activities of the VIE that most significantly impact its economic performance, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts in mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert the power to direct the activities of the VIE that most significantly impact its economic performance, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”

There are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations in mainland China relating to VIE structures will be adopted or if adopted, what they would provide. There is no assurance that the mainland China government will not promulgate or amend the laws and regulations in the future to disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. If we or the VIE is found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the mainland China government deems that our contractual arrangements with the VIE do not comply with regulations in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, and investors of our company may be subject to potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

Cash Flows through Our Organization

iHuman Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the VIE and VIE’s subsidiaries in mainland China. As a result, iHuman Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries in China. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current regulations in mainland China permit our subsidiaries in mainland China to pay dividends to their respective shareholders only out of their retained earnings, if any, determined in accordance with accounting standards and regulations in mainland China. Furthermore, our subsidiaries, the VIE and VIE’s subsidiaries in mainland China are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. There is no assurance that the mainland China government will not promulgate or amend the laws and regulations in the future depending on the facts and circumstances, which may affect the ability of iHuman Inc., its subsidiaries, and the VIE to transfer cash or other assets. To the extent cash or other assets in the business are in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure —We may rely on dividends paid by our subsidiaries in mainland China to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in mainland China to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares,” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and its subsidiaries, the VIE and VIE’s subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares. In 2021, 2022 and 2023, iHuman Inc., through its intermediate holding company, made capital contributions of RMB63.8 million, RMB68.7 million and nil to Hongen Investment, respectively, which subsequently made transfers to Hongen Edutech, Hongen Investment’s subsidiary, when needed, in the corresponding year. In 2021, 2022 and 2023, iHuman Inc. provided to its subsidiaries in Hong Kong loans of nil, nil and RMB32.5 million (US$4.6 million), respectively, and received repayments of RMB127.5 million, nil and nil, respectively. For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries, the VIE and VIE’s subsidiaries; no subsidiaries nor the VIE paid dividends or made other distributions to the holding company; and no dividends or distributions were paid or made to U.S. investors. In February 2024, our board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs, respectively. The aggregate amount of the special dividend will be approximately US$5.3 million. We currently intend to retain most of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For mainland China and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The VIE is required to transfer cash to our WFOEs by paying service fees according to the contractual arrangements. The VIE paid Hongen Edutech service fees of RMB43.0 million, RMB89.5 million and RMB79.6 million (US$11.2 million) in 2021, 2022 and 2023, respectively. In 2021, 2022 and 2023, the VIE provided to Hongen Edutech loans of RMB55.0 million, RMB126.0 million and RMB13.5 million (US$1.9 million), respectively, and received repayments of nil, RMB90.0 million and RMB40.0 million (US$5.6 million), respectively. In 2021, 2022 and 2023, the VIE provided to Hongen Investment loans of nil, nil and RMB3.2 million (US$0.5 million), respectively, and received repayments of nil, nil and RMB2.1 million (US$0.3 million), respectively. Going forward, we intend to transfer the benefits of the VIE and VIE’s subsidiaries to our WFOEs under the contractual arrangements.

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend from mainland China subsidiaries to overseas entities in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to iHuman Inc./Shareholders	67.5%

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

(4)

The PRC Enterprise Income Tax Law and related regulations impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with the PRC, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our subsidiaries in mainland China under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our subsidiaries in mainland China (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by the PRC tax authorities), the VIE could make a non-deductible transfer to our subsidiaries in mainland China for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the subsidiaries in mainland China. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE and VIE’s subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations in mainland China. As advised by our PRC counsel, Tian Yuan Law Firm, as of the date of this annual report, other than the Online Publishing Service Permit, the Online Transmission of Audio-Visual Programs License and the completion of our filing of educational apps regarding a few of our online apps, as disclosed and further detailed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations,” our subsidiaries in mainland China and the VIE and VIE’s subsidiaries have obtained all the requisite permissions and approvals from the mainland China government authorities for the business operations of our mainland China subsidiaries, the VIE and VIE’s subsidiaries, namely, four Value-added Telecommunications Business Operation Licenses for internet information services, or the ICP Licenses, five Production and Operation of Radio and TV Programs Permits, one Internet Culture Business Operating License, two Permits for Operating Publications, three Filing Certifications of Classified Protection of Information System Security and filings of educational apps pursuant to the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps for all of our major products. As of the date of this annual report, (i) except for the completion of our filing of educational apps regarding a few of our online apps, we believe our subsidiaries in mainland China, the VIE and VIE’s subsidiaries are not required to obtain any permission or approval from the Ministry of Education of the PRC, and (ii) we have not received any notification from the Ministry of Education, indicating that our subsidiaries in mainland China, the VIE or VIE’s subsidiaries are required to obtain any permission or approval from the Ministry of Education. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.” In addition, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries have not been denied any permission or approval from any mainland China government authority with respect to the operation of our business. Furthermore, as advised by our PRC counsel, as of the date of this annual report, under current PRC laws, regulations and rules, we, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other mainland China government authorities with respect to the operation of our business, except for the permissions or approvals listed above. However, because the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities are subject to changes, we may be required to obtain additional licenses, permits, filings or approvals for the functions of our platform at the present stage or in the future. If we, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries (i) do not receive or maintain any necessary permissions or approvals from mainland China authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations or interpretations change depending on the facts and circumstances and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies.”

Furthermore, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, pursuant to which (i) a major operating entity in mainland China designated by us may be required to file with the CSRC, in connection with any follow-on offering and certain other activities as required by the Trial Measures; and (ii) we may be required to report relevant information to the CSRC after the occurrence of certain events. On the same day, the CSRC also held a press conference for the release of the Trial Measures and the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that, domestic companies that have already completed the overseas offering and listing prior to the effectiveness of the Trial Measures are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. Therefore, as advised by our PRC counsel, under the Trial Measures, we are not required to file to the CSRC of our previous offering and listing on the NYSE, but could be subject to the filing and reporting requirements to the CSRC with respect to future offerings and occurrence of certain events. If we fail to complete the filing procedures or conceals any material fact or falsifies any major content in our filing documents for any follow-on offering and certain other activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. On December 28, 2021, the CAC together with certain other mainland China governmental authorities, jointly released the Revised Cybersecurity Review Measures, effective from February 15, 2022, pursuant to which online platform operators that engage in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC, nor have we received any notice or inquiry from relevant competent authorities requiring us to apply for cybersecurity review. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes data in the ordinary course, and we are required to comply with PRC laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.”

Financial Information Related to the VIE

The following table presents the condensed consolidating schedule of results of operations, financial position and cash flows for iHuman Inc., its subsidiaries other than WFOEs, its WFOEs, the VIE and VIE’s subsidiaries for the periods ended and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2023
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	7,721	—	1,010,418	—	1,018,139
Intra-group revenues(1)	—	4,651	49,840	—	(54,491)	—
Third-party cost of revenues and operating expenses	(16,011)	(25,230)	(113,560)	(703,451)	—	(858,252)
Intra-group cost of revenues and operating expenses(1)	—	(3,411)	—	(50,587)	53,998	—
Share of income (loss) from subsidiaries, the VIE and VIE’s subsidiaries(2)	190,880	(63,088)	—	—	(127,792)	—
Other income, net	6,038	11,831	632	24,185	—	42,686
Income (loss) before income taxes	180,907	(67,526)	(63,088)	280,565	(128,285)	202,573
Income tax expenses	—	(100)	—	(21,566)	—	(21,666)
Net income (loss)	180,907	(67,626)	(63,088)	258,999	(128,285)	180,907

	For the Year Ended December 31, 2022
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	81	—	985,436	—	985,517
Intra-group revenues(1)	—	243	80,980	—	(81,223)	—
Third-party cost of revenues and operating expenses	(18,993)	(8,136)	(142,120)	(704,686)	—	(873,935)
Intra-group cost of revenues and operating expenses(1)	—	(171)	—	(80,980)	81,151	—
Share of income (loss) from subsidiaries, the VIE and VIE’s subsidiaries(2)	126,241	(58,731)	—	—	(67,510)	—
Other income, net	2,571	3,823	2,996	11,800	—	21,190
Income (loss) before income taxes	109,819	(62,891)	(58,144)	211,570	(67,582)	132,772
Income tax expenses	—	—	(587)	(22,366)	—	(22,953)
Net income (loss)	109,819	(62,891)	(58,731)	189,204	(67,582)	109,819

	For the Year Ended December 31, 2021
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	—	—	944,722	—	944,722
Intra-group revenues(1)	—	—	42,179	—	(42,179)	—
Third-party cost of revenues and operating expenses	(22,755)	(831)	(151,627)	(823,757)	—	(998,970)
Intra-group cost of revenues and operating expenses(1)	—	—	—	(42,179)	42,179	—
Share of income (loss) from subsidiaries, the VIE and VIE’s subsidiaries(2)	(15,874)	(108,777)	—	—	124,651	—
Other income, net	1,578	1,559	823	13,092	—	17,052
Income (loss) before income taxes	(37,051)	(108,049)	(108,625)	91,878	124,651	(37,196)
Income tax benefits (expenses)	—	—	(152)	297	—	145
Net income (loss)	(37,051)	(108,049)	(108,777)	92,175	124,651	(37,051)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2023
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Assets
Cash and cash equivalents	138,574	314,106	21,337	739,750	—	1,213,767
Amounts due from Group companies(3)	315,959	2,855	4,943	118,806	(442,563)	—
Amounts due from related parties	—	—	549	1,261	—	1,810
Investments in subsidiaries and contractual interests in the VIE and VIE’s subsidiaries(2)	506,526	—	—	—	(506,526)	—
Other assets	6,627	4,195	10,082	216,783	(2,769)	234,918
Total assets	967,686	321,156	36,911	1,076,600	(951,858)	1,450,495
Amounts due to Group companies(3)	5,973	315,961	115,686	4,943	(442,563)	—
Amounts due to related parties	—	—	382	4,046	—	4,428
Loss in excess of investments in subsidiaries(2)	—	100,549	—	—	(100,549)	—
Other liabilities	3,909	16,078	21,392	449,088	(2,204)	488,263
Total liabilities	9,882	432,588	137,460	458,077	(545,316)	492,691
Total shareholders’ equity (deficit)	957,804	(111,432)	(100,549)	618,523	(406,542)	957,804

	As of December 31, 2022
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Assets
Cash and cash equivalents	186,825	284,105	73,448	505,621	—	1,049,999
Amounts due from Group companies(3)	282,687	—	11,489	111,494	(405,670)	—
Amounts due from related parties	—	—	547	1,739	—	2,286
Investments in subsidiaries and contractual interests in the VIE and VIE’s subsidiaries(2)	306,751	—	—	—	(306,751)	—
Other assets	2,382	992	12,665	265,147	(72)	281,114
Total assets	778,645	285,097	98,149	884,001	(712,493)	1,333,399
Amounts due to Group companies(3)	2,092	282,686	109,403	11,489	(405,670)	—
Amounts due to related parties	—	—	2,124	4,820	—	6,944
Loss in excess of investments in subsidiaries(2)	—	41,144	—	—	(41,144)	—
Other liabilities	7,101	5,875	27,766	516,261	—	557,003
Total liabilities	9,193	329,705	139,293	532,570	(446,814)	563,947
Total shareholders’ equity (deficit)	769,452	(44,608)	(41,144)	351,431	(265,679)	769,452

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2023
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	(15,968)	(437)	(26,642)	215,169	—	172,122
Net cash provided by (used in) investing activities	(25,483)	—	(19)	18,960	33	(6,509)
Net cash provided by (used in) financing activities	(9,448)	25,483	(25,450)	—	(33)	(9,448)

	For the Year Ended December 31, 2022
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	(18,992)	894	(51,715)	258,279	—	188,466
Net cash used in investing activities	(1,655)	(69,007)	(100)	(68,433)	106,353	(32,842)
Net cash provided by (used in) financing activities	(6,956)	1,655	104,698	—	(106,353)	(6,956)

	For the Year Ended December 31, 2021
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	(15,837)	755	(91,684)	144,980	—	38,214
Net cash provided by (used in) investing activities	127,514	(64,598)	(10,396)	(76,555)	(7,916)	(31,951)
Net cash provided by (used in) financing activities	313	(127,514)	119,598	97	7,916	410

Notes:

(1)	Represents the elimination of the intercompany service charge at the consolidation level.
(2)	Represents the elimination of the investments among iHuman Inc., Subsidiaries (other than WFOEs), WFOEs, and the VIE and VIE’s subsidiaries.
(3)	Represents the elimination of intercompany balances among iHuman Inc., Subsidiaries (other than WFOEs), WFOEs, and the VIE and VIE’s subsidiaries.

Other Risks Related to Our Operations in Mainland China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving laws and regulations in mainland China. For example, we face risks associated with regulatory approvals, anti-monopoly regulatory actions and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or list on a United States exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The mainland China government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Significant oversight and discretion by the mainland China government over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of mainland China, could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us” and “—We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA because we filed an annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by us for the preparation of the audit report on our company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Selected Consolidated Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheets data as of December 31, 2022 and 2023, and selected consolidated cash flow data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and selected consolidated cash flow data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheets data as of December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statement of Operations:
Revenues	218,656	531,915	944,722	985,517	1,018,139	143,402
Cost of revenues(1)	(84,163)	(166,472)	(284,098)	(294,343)	(296,868)	(41,813)
Gross profit	134,493	365,443	660,624	691,174	721,271	101,589
Operating expenses
Research and development expenses(1)	(170,155)	(199,510)	(415,334)	(313,481)	(257,546)	(36,275)
Sales and marketing expenses(1)	(53,716)	(95,717)	(202,093)	(156,916)	(199,504)	(28,100)
General and administrative expenses(1)	(189,433)	(114,667)	(97,445)	(109,195)	(104,334)	(14,695)
Total operating expenses	(413,304)	(409,894)	(714,872)	(579,592)	(561,384)	(79,070)
Operating income (loss)	(278,811)	(44,451)	(54,248)	111,582	159,887	22,519
Other income, net	4,578	7,441	17,052	21,190	42,686	6,012
Income (loss) before income taxes	(274,233)	(37,010)	(37,196)	132,772	202,573	28,531
Income tax benefits (expenses)	(1,364)	(466)	145	(22,953)	(21,666)	(3,052)
Net income (loss)	(275,597)	(37,476)	(37,051)	109,819	180,907	25,479
Accretion to redemption value of contingently redeemable ordinary shares	(821)	(10,792)	—	—	—	—
Net income (loss) attributable to ordinary shareholders	(276,418)	(48,268)	(37,051)	109,819	180,907	25,479
Income (loss) per share
Basic	(1.52)	(0.21)	(0.14)	0.41	0.69	0.10
Diluted	(1.52)	(0.21)	(0.14)	0.41	0.66	0.09
Income (loss) per ADS
Basic	(7.62)	(1.07)	(0.69)	2.06	3.43	0.48
Diluted	(7.62)	(1.07)	(0.69)	2.03	3.30	0.46
Weighted average shares used in income (loss) per share
Basic	181,427,603	226,339,320	266,631,802	266,535,220	264,052,936	264,052,936
Diluted	181,427,603	226,339,320	266,631,802	270,204,542	273,765,128	273,765,128

Note:

(1)	Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
Cost of revenues	—	1,897	940	348	299	42
Research and development expenses	76,301	19,499	5,431	6,377	4,055	571
Sales and marketing expenses	25,892	2,858	3,010	1,599	707	100
General and administrative expenses	168,348	55,637	5,794	4,720	4,374	616
Total	270,541	79,891	15,175	13,044	9,435	1,329

The following table presents our selected consolidated balance sheets data as of December 31, 2019, 2020, 2021, 2022 and 2023:

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	104,883	861,682	855,362	1,049,999	1,213,767	170,956
Accounts receivable, net	20,118	77,965	56,132	79,614	60,832	8,568
Total current assets	163,062	1,021,461	1,015,244	1,253,791	1,382,438	194,713
Total assets	168,315	1,046,945	1,100,881	1,333,399	1,450,495	204,297
Deferred revenue and customer advances	71,831	268,613	302,980	379,063	318,587	44,872
Total current liabilities	182,764	399,222	482,933	561,053	490,758	69,121
Total liabilities	182,764	404,292	492,510	563,947	492,691	69,393
Total mezzanine equity	120,821	—	—	—	—	—
Total shareholders’ equity (deficit)	(135,270)	642,653	608,371	769,452	957,804	134,904

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019, 2020, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	42,627	222,986	38,214	188,466	172,122	24,242
Net cash used in investing activities	(2,391)	(15,906)	(31,951)	(32,842)	(6,509)	(917)
Net cash provided by (used in) financing activities	58,523	571,959	410	(6,956)	(9,448)	(1,331)
Net increase (decrease) in cash and cash equivalents	98,759	756,799	(6,320)	194,637	163,768	23,067
Cash and cash equivalents at the beginning of the year	6,124	104,883	861,682	855,362	1,049,999	147,889
Cash and cash equivalents at the end of the year	104,883	861,682	855,362	1,049,999	1,213,767	170,956

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

●	If we are not able to continue to attract and retain users, convert non-paying users into paying users and maintain or increase the spending of paying users on our products, our business and prospects will be materially and adversely affected;
●	Our online operations have a limited operating history in an evolving market, which makes it difficult to predict our prospects and our business and financial performance;
●	If we are unable to manage our growth effectively, our business and prospects may be materially and adversely affected;
●	We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share; and
●	The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations;

Risks Related to Our Corporate Structure

●	We conduct our operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE, with which we have maintained contractual arrangements, and VIE’s subsidiaries. Our holding company, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, and investors of our company may be subject to potential future actions by the mainland China government depending on the facts and circumstances that could affect the enforceability of our contractual arrangements with the VIE and its shareholders and, consequently, significantly affect the financial performance of the VIE and our company as a whole. If the mainland China government finds that the agreements that establish the structure for operating our business do not comply with laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The mainland China regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”;
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”;
●	The shareholders of the VIE may have actual or potential conflicts of interest with us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”; and

●	We may rely on dividends paid by our subsidiaries in mainland China to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in mainland China to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our subsidiaries in mainland China to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in mainland China to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”;
●	Uncertainties with respect to the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of mainland China laws, regulations and policies, could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of mainland China, could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us.”;
●	We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies.”;
●	The mainland China government has indicated an intent and may promulgate certain regulations and rules to exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers. In the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Significant oversight and discretion by the mainland China government over our business operation could result in a material adverse change in our operations and the value of our ADSs.”;
●	The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing.”;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”; and

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to our ADSs

●	The trading price of our ADSs has been and likely will continue to be volatile, which could result in substantial losses to investors; and
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

If we are not able to continue to attract and retain users, convert non-paying users into paying users and maintain or increase the spending of paying users on our products, our business and prospects will be materially and adversely affected.

We mainly generate revenues from subscription fees that users paid for the premium content of our tech-powered, intellectual development apps, as well as the sales of offline products to both individual users and organizations. Therefore, our ability to attract and retain users, convert our non-paying users into paying users and maintain or increase the spending of paying users on our products is critical to the continued success and growth of our business. Such ability primarily depends on the overall intellectual development experience we provide to our users, the quality and popularity of our content, as well as the effectiveness of our technology.

Although we have developed a large and steadily growing user base, to continue to do so, we must attract users by continuing to expand the scope and improve the quality of our product offerings, strengthen our content development capabilities and technology leadership, continue to build our brand and reputation as the leading provider of tech-powered, intellectual development products focusing on making the child-upbringing experience easier for parents, as well as effectively market and precisely target our products to prospective users. We may not, however, always be able to meet our users’ expectations, many of which are outside of our control. We may face user dissatisfaction due to perceptions of our failure to effectively engage our users, our users’ overall dissatisfaction with the quality of the content of our intellectual development products, technical disruptions or failure of our products, as well as potential concerns from parents on their children’s use of our products with entertainment features being too immersive and distracting.

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

While the history of our business dates back to 1996 when Hongen Education introduced its first product, our online operations have a limited operating history as we launched our online operations only in 2016 and established our integrated suite of online and offline products in late 2019. Our limited history of operating under the current business model may not serve as an adequate basis for evaluating our prospects and operating results, including our revenues, cash flows and operating margins. The industry in which we operate is still rapidly evolving and is characterized by intense competition, which makes it more difficult to evaluate our performance and prospects. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating a tech-powered, intellectual development business and expanding our global reach, such as continuing to develop high-quality content, expanding our user base and enhancing user engagement, navigating an uncertain and evolving regulatory environment and improving and expanding our product offerings. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

If we are unable to manage our growth effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years. However, our historical growth may not be indicative of our future performance or financial results. We cannot assure you that we will be able to manage our growth at the same rate as we did in the past, or avoid any decline in the future. To achieve business sustainability, we need to attract more users, hire more qualified content development and other staff, scale up our product offerings and strengthen our technology infrastructure. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage our operations and personnel, we will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract a sufficient number of users and customers in a cost-effective manner, respond to competitive challenges, or otherwise execute our business strategies. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. The increasingly large user base and the expanding content also expose us to challenges related to legal compliance, such as complying with evolving laws and regulations on privacy and intellectual property. There is no guarantee that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in the past is not necessarily indicative of results that we may achieve in the future. If we are unable to effectively manage the growth of our business and operations, or grow our business and operations at all, our reputation, results of operations and overall business and prospects could be negatively impacted.

We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share.

The industry in which we operate is evolving and competitive, and we expect competition in this sector to persist and intensify as more players may enter this promising market. We face competition in each part of our product offerings from other industry participants. For example, each of our tech-powered, smart digital apps has certain competitors that create and operate similar content. We also face pressure for our offline operations from other providers of intellectual development products. As we acquired the intellectual property assets related to Cosmicrew, a 3D comedic adventure animation series, and intend to develop more intellectual property offerings and derivatives, we also face competitive pressure from other companies in the children’s entertainment sector. Some of our current competitors or future competitors entering this market may have longer operating histories in certain businesses, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with our competitors across a range of factors, including, among others, high-quality content development staff, content originality and appeal, technology infrastructure and data analytics capabilities, scope and quality of our product offerings, user experience, content distribution channels and brand recognition. Our competitors may launch similar products with different pricing packages that may have greater appeal than our offerings. If we reduce our subscription fees or increase spending in response to competition in order to retain or attract users or pursue new market opportunities, our revenue may decrease, and our costs and expenses may increase as a result of such actions, which may adversely affect our operating margins. If we are unable to successfully compete for users, maintain or increase our level of subscription fees, attract and retain competent content development staff or other key personnel, maintain our competitiveness in terms of the quality of our product offerings in a cost-effective manner, our business and results of operations may be materially and adversely affected.

The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.

The industry in which we operate in mainland China has experienced intense scrutiny and has been subject to regulatory changes, which may adversely affect our business, financial condition and results of operations.

In August 2019, the Ministry of Education of the PRC, jointly with certain other mainland China government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps. According to these opinions, providers of certain online apps that meet the definition of educational apps are required to complete certain filings with relevant provincial regulatory authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Educational Apps.” On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion. After the promulgation of the Alleviating Burden Opinion, relevant regulatory authorities have withdrawn their approvals to the filing of all related online apps. Following the communication with the competent government authority, we have resubmitted our filing application of educational apps for our major online apps in August 2023. As of the date of this annual report, we have completed the filings of educational apps for all of our major products, with a few other products in process or in preparation for filing. Any failure to complete the required filings of educational apps may result in our relevant online apps being blacklisted or removed from the app stores by the competent government authority, and we may be prohibited from submitting any such filings for six months following the determination.

The Alleviating Burden Opinion sets out a series of operating requirements on after-school tutoring, or AST, institutions, in particular AST institutions providing tutoring services on academic subjects for students in compulsory education, which we refer to as Academic AST Institutions. Local government authorities shall no longer approve any new Academic AST Institutions, all the existing Academic AST Institutions shall be registered as non-profit, and local government authorities shall no longer approve any new AST institutions providing tutoring services on academic subjects for pre-school-aged children and students in grade ten to twelve. Online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP License. Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities. Foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. AST institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks. No advertisements for AST shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas. Fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity. Government authorities will implement risk management and control for the pre-collection of fees by AST institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services. Online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited.

As of the date of this annual report, we have completed the filings of educational apps for all of our major products as non-AST apps, and we have not received any notification from any regulatory authority in mainland China indicating that our products are classified as AST products. Accordingly, we believe our products are non-AST products. However, under the complex and evolving regulatory regime and due to the broad discretion the government authorities may have on interpretation, application and enforcement of the Alleviating Burden Opinion and related regulations, we cannot assure you that the government authorities may not take a contrary view, and it is thus unclear whether the products we provide will be classified as AST on academic subjects pursuant to the existing and future laws or regulations in mainland China or the opinion from the regulatory authorities. In the event that we are deemed to provide AST on academic subjects under any existing and future laws or regulations in mainland China or the opinion from the regulatory authorities, we may be subject to the provisions of the Alleviating Burden Opinion and other laws or regulations in mainland China in relation to AST, and we may be subject to fines or required to unwind the existing contractual agreements and/or dispose of relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with new laws and regulations regarding the industry in which we operate. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations forthwith, in which case our business, financial condition and results of operations could be materially and adversely affected.

We are continually making efforts to comply with the requirements under these regulations and implementations to the extent that they apply to us. However, it is uncertain whether and how the mainland China government authorities would further promulgate new laws and regulations regarding the industry in which we operate on aspects such as regulatory requirements for intellectually stimulating content that target children, limitation on advertising and the collection and use of fees and time limits on the amount of time children could spend on digital products. Moreover, the government authorities have significant discretion in interpreting and implementing these laws and regulations and may conduct inspections on compliance with requirements thereunder. We cannot assure you that we will be able to comply with such requirements in a timely manner, or at all. If we fail to comply with these requirements and any other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our business and results of operations.

We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

The industry in which we operate is highly regulated by the mainland China government. As an intellectual development technology company, we are required to obtain and maintain all necessary approvals, licenses or permits applicable to our business operations and make all necessary registration and filings for our products in mainland China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current laws and regulations in mainland China are still evolving, and new laws and regulations may also be promulgated.

We currently hold four ICP Licenses, five Production and Operation of Radio and TV Programs Permits, one Internet Culture Business Operating License and three Filing Certifications of Classified Protection of Information System Security for our online intellectual development business. We offer pre-recorded audio-video contents on certain of our online platforms to our users. According to relevant laws and regulations in mainland China, no entities or individuals may provide internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by the State Administration of Press, Publication, Radio, Film and Television, currently known as National Radio and Television Administration, or its local bureaus or completing the relevant registration procedures with National Radio and Television Administration or its local bureaus. Currently, only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, operators of intellectual development apps are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs. Accordingly, we currently do not hold a License for Online Transmission of Audio-Visual Programs. However, it is possible that the mainland China government will change its view and find that our business activities mentioned above or any other content we offer fall within the definition of “internet audio-visual programs” and thus require us to obtain the License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant products. In addition, we may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to our business. As of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our content to our users through our apps as “online publishing” which refers to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks and requires an Online Publishing Service Permit. If the content offered in our platform is considered as “online publications,” we may be required to obtain an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Online Publishing.” There is no assurance that local mainland China authorities will not adopt different enforcement practice, or any mainland China government authorities will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the industry in which we operate, which may subject us to additional licensing requirements to continue to operate our online business. As of the date of this annual report, we have not received any notification from government authorities, indicating that we have failed or need to obtain the additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs and Online Publishing Service Permit, and no fines or other penalties have been imposed on us for failure to do so.

In addition, if future laws and regulations in mainland China provide that our offline products provided to intellectual development organizations may be subject to review, vetting or any restrictions by government authorities, there can be no assurance that we will pass such review and vetting or comply with such restrictions. If we fail to pass such review and vetting, or are restricted from selling our offline products to intellectual development organizations, we may need to adjust our offline products in compliance with such laws and regulations and incur additional costs, which may adversely harm our business, financial condition and results of operation.

There can be no assurance that, if so required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings, recordation renewals, review and registrations on a timely basis for our products, given the significant amount of discretion the mainland China authorities may have in interpreting, implementing and enforcing the rules and regulations, as well as other factors beyond our control and anticipation. If we fail to obtain required permits in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, recordation renewals, review or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our users or other relevant parties.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, or the recognition of our brands is adversely affected by any negative publicity concerning us, our reputation and operating results may be harmed.

We believe that market awareness of our brands among users and customers have contributed significantly to our success. Maintaining and enhancing our brands are critical to our efforts to scale our business and attract and retain users and customers. Our brand’s recognition and awareness flourish through our high-quality and diverse product offerings and organic word-of-mouth referrals. Additionally, we engage in branding efforts such as app store promotion, performance marketing, livestream and e-commerce advertising. These efforts may not always achieve the desired results. If we fail to maintain a strong brand, our business, results of operations and prospects will be materially and adversely affected. In addition, customers may be confused by our various brands for different lines of business, as well as by other brands with similar names/trademarks, if we fail to make our respective brand recognizable and differentiated. If we are unable to maintain and further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity, we may not be able to maintain our competitive position and our business, financial condition and results of operations may be materially and adversely affected.

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

In recent years, social media platforms and similar medias have become prevalent in China. They allow information to be spread quickly and reach a wide audience. The availability of information on instant messaging applications and social media platforms is virtually immediate without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers and other employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Our launch of new product offerings may not be successful and may expose us to new challenges and more risks.

Although we have been successful in launching apps and other products with different focuses, there is no assurance that we will be able to continue our success in our promulgation of new product offerings in the future. We expect to expand the demographic coverage of our product offerings to increase user lifetime value. We also intend to venture into the market of children’s entertainment sector, beginning with the acquisition of intellectual property assets related to Cosmicrew. We expect to develop additional offerings and derivatives, including animations and toys in this sector. Our lack of experience with these new product offerings may adversely affect our prospects and our ability to compete with the existing market players in any of these product categories. Moreover, promulgation of new product offerings and expansion into new markets may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new product offerings. We may also become subject to additional compliance requirements for these new product categories. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

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

To attract users and keep our existing users engaged, we must introduce new product offerings and upgrade our existing products to meet users’ evolving preferences. It is difficult to predict the preferences of a particular user or a specific group of users. Changes and upgrades to our existing products may not be well received by our users, and newly introduced products may not achieve success as expected. Going forward, we may also introduce new products in areas beyond our current business with which we have little or no prior experience, such as animations and toys in the children’s entertainment sector. Such efforts may require us to contribute a substantial amount of additional human capital and financial resources. We cannot assure you that any of such new products will achieve market acceptance or generate sufficient revenues to adequately compensate the costs and expenses incurred in relation to our development and promotion efforts. If we fail to improve our existing products and introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our financial performance and prospects may be adversely affected.

The success and future growth of our business may be affected by user and customer acceptance and market trend of integration of intellectual stimulation and technology.

Our business model features integrating innovative technology closely with intellectual stimulation to make the child-upbringing experience easier for parents and transform intellectual development into a fun journey for children. However, tech-powered intellectual development remains a relatively new concept in China, and there are limited proven methods to project user demand, preference or available industry standards on which we can rely. The general public, many of whom are our potential users, may not recognize and accept the concept of children engaging in intellectual development activities through an app rather than from a real person. They may also have concerns over the effectiveness of our interactive and self-directed apps, considering that our business model is relatively new and there are few players with proven track records in the market. As a result of the foregoing, the general public may not choose our products, and may stick with traditional in-person programs. If we fail to convince our users and potential users on the value and the effectiveness of our innovative approach as well as further promote our products, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected.

We may not be able to maintain or increase our price level and we cannot guarantee that our monetization strategies will be successfully implemented.

Our results of operations are affected by the pricing of our products. We mainly generate revenues from the subscription fees that users paid for the premium content of our online apps. For most of our apps, users are provided with free-trial content but need to pay subscription fees to use our premium content. For the premium content, we offer both time-based subscription packages and content-based subscription packages. We determine the prices of our products primarily based on the demand for our products, our target users’ purchasing power, the level of fees charged by our competitors, our pricing strategy to gain market share and general economic conditions. We cannot guarantee that we will be able to maintain or increase our fee level in the future without adversely affecting the demand for our products.

We cooperate with various business partners, such as suppliers and distributors. If we are not able to maintain our relationships with existing business partners or develop relationships with new business partners, our operations may be materially and adversely affected.

We cooperate with various business partners in the ordinary course of our business. For example, we cooperate with local distribution partners to effectively promote our product offerings. We also outsource certain of our artwork and video productions, and we license from our business partners certain copyrighted materials for use in certain apps. We also cooperate with suppliers on materials and assembly to produce certain tangible products. We generally enter into cooperation agreements with our business partners, and these cooperation agreements typically do not restrict the business partners from cooperating with our competitors. Maintaining strong relationships with suppliers and distributors is critical to the results of operations and prospects of our business. There can be no assurance that the business partners we currently cooperate with will continue the cooperation with us on commercially acceptable terms, or at all, after the terms of the current agreements expire. Our ability to attract distributors to cooperate with us also hinges on the quality and popularity of our products. If we cannot ensure that our products are well-recognized among users and customers, we might not be able to attract new distributors or maintain our existing distribution channels. If we are unable to maintain our relationships with existing business partners or develop relationships with new business partners, our operations may be materially and adversely affected.

In addition, we leveraged the support from, and our relationship with, our affiliates for back office support when we first launched our online operation. For example, Perfect World Group historically provided us with certain human resource service, administrative and IT support, financial service, and legal service. As a result, our limited history of independent management may not serve as an adequate basis for evaluating our administrative efficiency. Since 2022, we have been handling most of these back office functions independently.

Our business generates and processes data in the ordinary course, and we are required to comply with PRC laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.

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

In general, we expect that data security, cybersecurity and data protection compliance will receive greater attention and focus from regulators, both in China and in other jurisdictions, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security, cybersecurity and protection. If we or our business partners are unable to manage these risks, we could receive negative publicity and/or become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. For risks relating to our compliance with data privacy laws and regulations in jurisdictions other than China, see “—Our business is subject to data privacy laws and regulations in jurisdictions other than China. Any failure or perceived failure to comply with such laws and regulations could have a material and adverse impact on our business, financial condition and results of operations.”

The regulatory and enforcement regime in mainland China with regard to data security, cybersecurity and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different regulatory bodies in mainland China, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the CAC, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data security, cybersecurity, privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Cybersecurity, Data Security and Personal Information Protection.” The following are examples of certain regulatory activities in mainland China in this area:

In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or online platform operators that are engaged in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Moreover, our PRC counsel has consulted the relevant government authority, which confirmed that, under the currently effective laws and regulations of mainland China, a company already listed in a foreign stock exchange before promulgation of the Revised Cybersecurity Review Measures is not required to apply with the Cybersecurity Review Office for a cybersecurity review. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC, nor have we received any inquiries, notices, warnings, or sanctions from any competent mainland China regulatory authorities related to cybersecurity, data security and personal data protection. Based on the foregoing, it is the opinion of our PRC counsel that, as of the date of this annual report, we are not required to apply with the Cybersecurity Review Office for a cybersecurity review. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime is subject to more detailed interpretations by competent government authorities, and the mainland China government authorities may have broad discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or be subject to cybersecurity review under the laws and regulations of mainland China in the future. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations in mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations in mainland China.

It is the opinion of our PRC counsel that, as of the date of this annual report, we are in compliance with the permissions and approvals requirements under the existing PRC regulations and policies on cybersecurity, data security and personal data protection issued by the CAC.

In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, this draft amendment was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of mainland China. We cannot predict the impact of the Revised Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether we can complete these additional procedures in a timely fashion or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations or removal of our app from application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

Our business is subject to data privacy laws and regulations in jurisdictions other than China. Any failure or perceived failure to comply with such laws and regulations could have a material and adverse impact on our business, financial condition and results of operations.

We face risks inherent in handling and protecting data and are subject to various regulatory requirements relating to the security and privacy of data. See “—Our business generates and processes data in the ordinary course, and we are required to comply with PRC laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations” for details. As our online apps are available globally on app stores, we are also subject to data privacy laws and regulations overseas, one of which is the Children’s Online Privacy Protection Act. We have been taking measures, including the implementation of a tailored data privacy policy for users in the United States, and will continue to take measures to make sure our collection, use and disclosure of personal information from children under 13 years of age in the United States are in compliance with the Children’s Online Privacy Protection Act and the necessary parental consents are obtained properly. On February 28, 2024, the Biden administration issued Executive Order 14117 on “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.” The order, together with an Advance Notice of Proposed Rulemaking released by the U.S. Department of Justice, seeks to prohibit and restrict certain data transactions involving the transfer of U.S. sensitive personal data between U.S. persons and covered countries of concern or covered persons. Covered countries of concern are defined to include China, and covered persons are defined to include companies owned by, controlled by or subject to the jurisdiction or direction of a country of concern. We believe our business practice does not violate the order or the notice, as we currently store all overseas sensitive personal data on overseas cloud servers and prohibit transferring the sensitive data to China. However, we cannot assure you that the government authorities may not take a contrary view, given that the order and notice are newly issued and are subject to further supplements and revisions by the government authorities. In addition, although our user base in the European Union is relatively limited, we have implemented data privacy protection measures to make sure we comply with European data privacy laws and regulations, including the General Data Protection Regulation in the European Union. We strive to ensure that our apps are compliant with applicable data privacy and protection laws and regulations overseas. However, the laws and regulations may be interpreted, applied or modified in new manners that we may be unable to anticipate or adjust for appropriately. We may also incur substantial costs to ensure our compliance internationally. In addition, users or potential users may find our measures to comply with the applicable laws and regulations troublesome to follow, and thus we may lose our users or potential users.

Any failure, or perceived failure, by us or by our business partners, to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards and other requirements, may result in the suspension or even removal of our apps, as well as civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims.

If our security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data, we could lose existing users, fail to attract new users and be exposed to protracted and costly litigation or administration sanctions.

We store and transmit proprietary and confidential information, including confidential children and parent information such as nicknames, mobile numbers and email addresses for user registration, pictures for creating user profile and voice information for testing. The data is primarily stored in our digital database. To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security measures. For example, we anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. See “Item 4. Information on the Company—B. Business Overview—Data Privacy and Security.” Our board of directors has also established a cybersecurity committee to oversee our cybersecurity risk management, which is responsible, on behalf of the board, for setting up cybersecurity measures, overseeing the implementation of the measures and dealing with major cybersecurity issues if such issues arise. These measures, however, may not be as effective as we anticipate. If our security measures are breached, or fail to function as intended, and result in unauthorized disclosure or unintended leakage of data, external parties may receive or be able to access the personal information on our users, which could subject us to liabilities, interrupt our business and adversely impact our reputation. Furthermore, we currently are subject to certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. If we were to process or disclose data of our users in a manner they objected, our business reputation could be adversely affected, our online apps could be removed from certain app stores, and we may face potential legal claims that could impact our operating results.

Any of these issues could harm our reputation, adversely affect our ability to attract users and customers, retain existing users and customers or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective customers or investors. We may be required to expend significant additional resources to protect us against the threat of security measures breaches or to alleviate problems caused by such disruptions or breaches.

Any significant disruption to our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would reduce customer satisfaction and harm our reputation.

The performance and reliability of our information technology system are critical to our operations and reputation. Our network infrastructure and our data related to our operations in mainland China is mainly deployed and maintained, respectively, in physical server rooms operated by third-party service providers in Beijing. For our overseas operation, the network infrastructure and data is deployed and stored, respectively, on overseas cloud servers. Our operations depend on the service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangement with such service providers is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our product offerings. Any interruptions in the accessibility of or deterioration in the quality of access to our system could reduce user satisfaction and result in a reduction in the number of active users, which would reduce the attractiveness of our apps and harm our reputation. As of the date of this annual report, we have not experienced any significant system outage caused by IT issues, but we cannot assure you that such issues will not happen in the future.

We may not be successful in developing or maintaining relationships with key participants and other distribution channels in the industries in which we operate, and may face risks related to collections of accounts receivable.

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

In addition, we mainly rely on third-party distribution channels for the distribution of our apps to our users and the collection of subscription fees from our users. We also rely on third-party content distribution channels for the distribution of our aminations. As such, the promotion, distribution and operation of our apps and the promotion and distribution of our contents are subject to the distribution channels’ standard terms and policies, which are to the interpretation of, and frequent changes by, these distribution channels. If any major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. We mainly recognize accounts receivable, and occasionally receive prepayments, when we engage third-party distributors to distribute our apps or contents. Therefore, the financial soundness of these third-party distributors may affect our ability to collect accounts receivable. We may face difficulties in settling the accounts receivable or write off the relevant amounts should the operation and liquidity condition of third-party distributors deteriorate, either of which may adversely affect our business, financial condition and results of operations.

We rely on a single app, iHuman Chinese, for a major portion of our revenue and any changes in the market and popularity of iHuman Chinese could have a material adverse effect on our business, financial condition and results of operations.

iHuman Chinese, whose launch in 2016 and commercialization in April 2018 antedated most of our other apps, has been our most popular app which accounted for a majority of our revenues in 2021, 2022 and 2023, respectively. We expect the revenues from iHuman Chinese to remain a majority of our revenues in the near future. Although we commercialized various other tech-powered, intellectual development apps since we launched iHuman Chinese, the revenue and profitability associated with these offerings may not outperform those of iHuman Chinese, and our reliance on iHuman Chinese may continue in the near future. If there is any disruption in the popularity of iHuman Chinese, whether as a result of our failure to continue to provide highly effective and engaging content, the launch of other competing apps to the market or otherwise, our business, financial condition and results of operations could be materially and adversely affected.

If we are not able to improve or maintain our sales and marketing efficiency, our business and results of operations may be materially and adversely affected.

Since the inception of our online operations, we have been conducting our sales and marketing activities efficiently. We incurred sales and marketing expenses of RMB202.1 million, RMB156.9 million and RMB199.5 million (US$28.1 million) in 2021, 2022 and 2023, respectively. In line with our product-centric business model, we have mainly relied on word-of-mouth referrals among our users and promotions and recommendations from leading online app stores to expand our user base while we also engaged in advertising campaigns as a supplement to foster the organic growth of our user base. We intend to strategically collaborate with online app stores to enhance app store promotion and user recommendation, and we also plan to strategically strengthen our brand recognition and marketing efforts to supplement organic user growth, such as social media, internet video, e-commerce advertising and livestreaming-based promotional campaigns. These sales and marketing activities may not be well received by our target user group and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit experienced marketing staff, or to efficiently train junior marketing staff. In addition, sales and marketing approaches and tools in the market in which we operate are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and user preferences. Failure to refine our existing sales and marketing approaches or to introduce new sales and marketing approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.

We may be involved in legal and other disputes from time to time arising out of our operations, including allegations relating to our infringement of intellectual property rights of third parties.

We have and may continue to be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third party’s copyrights or other intellectual property rights. In the ordinary course of our business, content of our products may expose us to allegations from third parties for infringement of intellectual property rights. We may not have obtained licenses for all the content we offer, and the scope, type and terms of the licenses we obtained for certain content may not be broad enough to cover all fashions we currently employ or may employ in the future. In addition, if any purported licensor of the content we license does not actually have sufficient authorization relating to the content or right to license a content to us, or if such purported licensor had lost its authorization to sub-license content that we license, and do not timely inform us of such loss of authorization, we may be subject to claims of intellectual property infringement from third parties. Moreover, certain contents of our products, including iHuman Books and iHuman Stories, contain storylines or passages from third-party literary works, which we believe are in the public domain or are otherwise no longer copyrighted, and there is no guarantee that our use of these contents does not infringe the intellectual property rights of any third parties.

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

Historically, we have been involved in copyright infringement lawsuits or claims. We cannot assure you that we will not become subject to other copyright laws or legal proceedings initiated by third parties in any jurisdiction, such as the United States, as a result of the ability of users to access our content in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, the extraterritorial application of foreign law by foreign courts or otherwise. In addition, we are a publicly listed company, as a result of which we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and compensations, (ii) remove certain content from our platform or our online apps from certain app stores, or (iii) pay license fees for the content, which may not be available on commercially reasonable terms.

Any claims against us, with or without merit, could be time consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. If a lawsuit against us is successful, we may be required to pay substantial damages and/or license fees for the content in dispute, which could adversely affect the attractiveness of our products, limit our ability to attract and retain users, harm our reputation and negatively affect our results of operations and financial condition.

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

We rely primarily on a combination of intellectual property laws and other contractual restrictions, including confidentiality agreements, non-compete agreements and intellectual property ownership assignment terms, for the protection of the intellectual property used in our business. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our content and may infringe upon or misappropriate our other intellectual property. In particular, our printed materials have historically been the target of piracy attacks and other intellectual property infringement, which has been an issue of significant concern for publications in China due to the low cost of piracy. Our sales of printed materials are conducted nationwide, which makes monitoring and enforcing our intellectual rights more difficult. The content of our online apps may also subject to piracy and other intellectual property infringement. Infringement upon or the misappropriation of, our proprietary content and technologies or other intellectual property could have a material adverse effect on our business, financial condition or results of operations. Although we have taken measures in monitoring and policing the unauthorized use of our intellectual property, policing the unauthorized use of intellectual property rights can be difficult and expensive.

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

Our online apps are accessible in overseas markets via app stores. We have successfully introduced several products tailored for overseas markets, such as Aha World. We intend to continue growing our business internationally through the introduction of more products for users overseas and promotional efforts of such product offerings on social media and online app stores overseas. Therefore, our international operations and expansion efforts have resulted and may continue to result in increased costs and subject us to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions and user preferences, and the complexity of compliance with foreign laws and regulations, including data protection laws.

In addition, compliance with applicable PRC and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, restrictions on foreign investment and anti-competition regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented tailored privacy policy for our users in the United States and European Union in accordance with the Children’s Online Privacy Protection Act and the General Data Protection Regulation, respectively, and required verifiable parental consent for our overseas users, a violation by us or our employees or partners of other applicable foreign laws could nevertheless occur. In some cases, compliance with the laws and regulations of one jurisdiction could violate the laws and regulations of another jurisdiction. Violations of these laws and regulations could materially and adversely affect our brand, international outreach and business.

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

We implement monitoring procedures to prohibit inappropriate content from being displayed on our online apps and other materials. However, we cannot assure you that there will be no inappropriate materials included in our content. Therefore, we may face civil or administrative liability if an individual or corporate, governmental or other entity believes that our content, in particular those related to intellectual development, violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate content in our interactive content offerings could lead to significant negative publicity, which could harm our reputation and results of operations.

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

We incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.

We incurred a net loss of RMB37.1 million in 2021, and net income of RMB109.8 million and RMB180.9 million (US$25.5 million) in 2022 and 2023, respectively. We cannot assure you that we will be able to maintain or increase profitability in the future. Our ability to maintain profitability depends primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than the increase of our operating expenses, such as our research and development expenses, or by reducing our operating expenses as a percentage of our net revenues. As we plan to continue to invest in expanding the scope and improving the quality of our product offerings as well as in marketing and branding efforts, there can be no assurance that we will achieve profitability and we may experience losses in the future.

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

We may encounter potential conflicts of interests in competition with our affiliates, and such conflicts of interests may not be resolved in our favor.

Mr. Michael Yufeng Chi, our founder, chairman of the board of directors and controlling shareholder, Mr. Hanfeng Chi, a member of our board of directors, and Ms. Vivien Weiwei Wang, a member of our board of directors and our chief financial officer, hold positions with certain of our affiliates, such as Mr. Michael Yufeng Chi serving as the chairman and Ms. Vivien Weiwei Wang as a director of Perfect World Group, and Mr. Hanfeng Chi serving as a director of Hongen Education. In addition, Mr. Michael Yufeng Chi beneficially owns more than 50% of the voting power in Hongen Education and Perfect World Group. Certain affiliates also engage in businesses related to ours. As a result, we may have competing interests with these affiliates, including the following:

●	Employee recruiting and retention. We and our affiliates may engage in competition for qualified employees, in particular with respect to content developers.
●	New business opportunities. New business opportunities in the market in which we operate may arise that we and our affiliates all find attractive and complementary to our respective existing business.
●	Board decisions. Our chairman, Mr. Michael Yufeng Chi, is also the chairman of Perfect World Group, and our director Ms. Vivien Weiwei Wang is also a director of Perfect World Group. This relationship could create, or appear to create, conflicts of interests when Mr. Michael Yufeng Chi and Ms. Vivien Weiwei Wang are faced with decisions with potentially different implications for Perfect World Group and us.

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

In 2020, we adopted a share incentive plan, which we refer to as the 2020 Plan, to provide additional incentives to our employees, directors and consultants, under which options previously granted by the VIE were carried over on a one-for-one basis with identical terms and conditions under the 2020 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 19,684,555, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” In 2021, 2022 and 2023, we recorded share-based compensation expenses of approximately RMB15.2 million, RMB13.0 million and RMB9.4 million (US$1.3 million), respectively. As of March 31, 2024, 14,918,287 options have been granted and are outstanding under the 2020 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as total MAUs, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data and certain external data. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

Our business and financial condition may be adversely affected by a downturn in the global or Chinese economy.

The success of our business depends on the spending of paying users on our products, among other things. We derive a majority of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as an “emerging growth company” as defined under the Jumpstart our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), also known as the JOBS Act, as of December 31, 2023. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements from prior periods.

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

In addition, we have been subject to regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated the labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

If we fail to effectively identify, pursue and consummate strategic investments, acquisitions or partnerships, our ability to grow and to achieve profitability could be impacted.

We have made and may continue to make strategic investments, acquisitions or partnerships, and engage in discussions with possible domestic and international candidates. For example, in February 2024, we acquired intellectual property assets related to Cosmicrew from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, for a total consideration of RMB64.0 million (US$9.0 million). Investments, acquisitions and partnerships involve uncertainties and risks. Our financial results could be adversely affected by our investment, acquisition or partnership. In addition, we may not be able to identify suitable opportunities for strategic investments, acquisitions or partnerships, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of the acquired businesses and companies. Also, we may be unable to achieve the level of profitability or realize other benefits from such opportunities as expected, if at all. Moreover, the value of our investments may decrease unexpectedly in the future, and we may be unable to recover their costs. There may be particular complexities, regulatory or otherwise, associated with our potential expansion into new markets, and our strategies may not be successful beyond our current markets. If we are unable to effectively address these challenges, our ability to pursue strategic investments, acquisitions or partnerships as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth and profitability.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at the provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of users. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online apps. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We face risks related to natural and other disasters, including outbreaks of health epidemics, severe weather conditions, armed conflicts and other extraordinary events, which could significantly disrupt our operations.

Our business could be adversely affected by epidemics, including COVID-19, avian influenza, SARS, Zika virus, Ebola virus or other diseases. Our business operations could be disrupted if any of our employees are suspected of having contracted any of the foregoing diseases, since it could require our employees to be quarantined or our offices to be disinfected. COVID-19 resulted in quarantines, travel restrictions and temporary closure of businesses and facilities in China and worldwide between 2020 and 2022. The extent to which the pandemic impacts our results of operations going forward will depend on future developments, including the frequency, duration and extent of future outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power losses, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affecting our ability to operate our products.

Most of our directors and management and the majority of our employees currently reside in northern China. Most of our system hardware and back-up systems are hosted in facilities located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, or northern China at large, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

We incur increased costs when we cease to qualify as an emerging growth company.

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

We are a “controlled company” as defined under the NYSE’s corporate governance rules because Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including exemptions from the rules that a majority of our board of directors must be independent directors or that we must establish a nominating committee and a compensation committee composed entirely of independent directors. We rely on the exemptions with respect to the abovementioned board practices. Currently, we have six directors on our board, including two independent directors. We also rely on the exemption with respect to the rules that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. We currently have three members on our nominating and corporate governance committee and three members on our compensation committee. Two members of our nominating and corporate governance committee and compensation committee are independent. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Risks Related to Our Corporate Structure

If the mainland China government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services, with a few exceptions, is subject to restrictions under current laws and regulations in mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%.

We are a Cayman Islands company and our subsidiaries in mainland China are considered foreign-invested enterprises. To ensure compliance with the laws and regulations in mainland China, we conduct our foreign investment-restricted business in China through Tianjin Hongen, or the VIE, and the VIE’s subsidiaries, which currently hold the value-added telecommunication business license and other licenses necessary for our operation of such restricted business, based on a series of contractual arrangements by and among Hongen Investment, the VIE and its shareholders. These contractual agreements enable us to (i) have the power to direct the activities of the VIE that most significantly impact its economic performance to the extent that we have satisfied the conditions for consolidation of the VIE under U.S. GAAP, (ii) receive substantially all of the economic benefits of the VIE, to the extent that we have satisfied the conditions for consolidation of the VIE under U.S. GAAP, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by laws and regulations of mainland China. As a result of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and consolidate financial results of the VIE and VIE’s subsidiaries in our financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

As of the date of this annual report, we have completed the filings of educational apps for all of our major products as non-AST apps; furthermore, we have not received any notification from any regulatory authority in mainland China, indicating that our products are classified as AST products and shall be further regulated by those provisions of the Alleviating Burden Opinion that may affect our ownership structures and contractual arrangements. Therefore, in the opinion of our PRC counsel, Tian Yuan Law Firm, (i) the ownership structures of the VIE and Hongen Investment in China are not in violation of mandatory provisions of applicable laws and regulations in mainland China currently in effect; and (ii) the contractual arrangements between Hongen Investment, the VIE and its shareholders governed by laws and regulations of mainland China will not result in any violation of laws or regulations in mainland China currently in effect.

However, we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China primarily through our subsidiaries in mainland China as well as the VIE with which we have maintained contractual arrangements and VIE’s subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the mainland China government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our subsidiaries in mainland China and the VIE, which contribute to substantially all of our revenues in 2023. Our holding company in the Cayman Islands, the VIE and VIE’s subsidiaries, and investors of our company face uncertainties about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

Based on the opinion of our PRC counsel, although we believe we, our subsidiaries in mainland China and the VIE comply with current laws and regulations in mainland China, in all material respects, we cannot assure you that the mainland China government would agree that our contractual arrangements comply with licensing, registration or other regulatory requirements in mainland China, with existing policies or with requirements or policies that may be adopted in the future. The mainland China government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of laws and regulations in mainland China. If the mainland China government determines that we or the VIE does not comply with applicable law, it could revoke the business and operating licenses of the VIE and VIE’s subsidiaries, require the VIE and VIE’s subsidiaries to discontinue or restrict their operations, restrict their right to collect revenues, block their websites, require us to restructure the operations of the VIE and VIE’s subsidiaries, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the business operations of the VIE and VIE’s subsidiaries or on their customers, or take other regulatory or enforcement actions against the VIE structure that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of their business operations, which would in turn have a material adverse effect on our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in mainland China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from the VIE, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

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

All the agreements under our contractual arrangements are governed by laws and regulations of mainland China and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with laws and regulations of mainland China and any disputes would be resolved in accordance with legal procedures in mainland China. The legal system in mainland China is rapidly developing. As a result, uncertainties in the legal system in mainland China could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of mainland China, could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us.” Meanwhile, there are very few precedents and little formal guidance as to whether contractual arrangements would be judged to form the power to direct activities of the VIE that most significantly impact its economic performance, or how contractual arrangements in the context of a VIE should be interpreted or enforced under laws and regulations of mainland China. There remain uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under laws and regulations of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts in mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIE that most significantly impact its economic performance and receive economic benefits from the VIE, and our ability to conduct our business may be negatively affected.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to an entity or individual in mainland China we designate, to the extent permitted by laws and regulations of mainland China. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint Hongen Investment or a person designated by Hongen Investment to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Under applicable laws and regulations in mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations in mainland China, and adjust income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for tax purposes in mainland China, which could in turn increase its tax liabilities without reducing the tax expenses of our subsidiaries in mainland China. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. However, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in mainland China and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures for the Access of Foreign Investment (Negative List) jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, and took effect in January 1, 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from the mainland China government authorities. If our power to direct activities of the VIE that most significantly impact its economic performance through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have power to direct activities of the VIE that most significantly impact its economic performance may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

There is no assurance that the mainland China government will not promulgate or amend the laws and regulations in the future depending on the facts and circumstances, which may affect the ability of iHuman Inc., its subsidiaries, and the VIE to transfer cash or other assets. To the extent cash or other assets in the business are in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China. See “Item 3. Key Information - Cash Flows through Our Organization.”

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

As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong.

Under the PRC Enterprise Income Tax Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our subsidiaries in mainland China, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” The Cayman Islands, where iHuman Inc. is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the enterprise of mainland China distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, iHuman Online Limited, which directly owns our subsidiary in mainland China, Hongen Investment, is incorporated in Hong Kong. However, if iHuman Online Limited is not considered to qualify for any conditions and requirements under applicable tax circulars, such dividends would be subject to withholding tax at a rate of 10%. If our subsidiaries in mainland China declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We expect that our revenues will be primarily derived in China and most of our operations will continue to be conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and social conditions in China. China’s economy is unique in many respects, including government regulations, growth rate, control of foreign exchange and allocation of resources. Although the mainland China government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The mainland China government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the economy of China has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China. For example, COVID-19 had a severe and negative impact on the Chinese economy from 2020 to 2022. Such changes could adversely affect our business and operating results, leading to reduction in demand for our products and adversely affect our competitive position.

The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may not have the same effect on us.

Uncertainties with respect to the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of mainland China, could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

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

The mainland China government has significant oversight over the conduct of our business, and it has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies.

The mainland China government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We are the primary beneficiary of the VIE only for accounting purpose and we consolidate financial results of the VIE and VIE’s subsidiaries in our financial statements under U.S. GAAP. Such corporate structure may subject us to sanctions, compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.

The evolving regulatory system in mainland China for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The VIE and VIE’s subsidiaries currently hold certain ICP Licenses, which is a kind of a Value-added Telecommunications Business Operating License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the Ministry of Industry and Information Technology in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

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

Significant oversight and discretion by the mainland China government over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in mainland China are governed by laws and regulations in mainland China. The mainland China government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. The mainland China government has recently published new policies that affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares and ADSs. Our ordinary shares and ADSs may decline in value or become worthless as a result. Also, the mainland China government has indicated an intent and may promulgate certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, such as to ensure national security. In the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless.

The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing.

On July 6, 2021, the mainland China government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. According to the Trial Measures, (i) where an issuer, which is a domestic company or an overseas company determined as indirect overseas offering and listing of a domestic company, seeks for follow-on offering of securities in the same overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after the completion of such follow-on offering; (ii) where an issuer seeks for offering and listing of securities in other overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after such application is submitted; (iii) if the overseas offering and listing of the issuer is considered as indirect overseas offering and listing of a domestic company, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC; (iv) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (v) the issuer shall report relevant information to the CSRC within three business days after the occurrence and announcement of the following events: (a) change in control of the issuer; (b) the issuer is subject to investigation, sanction and other measures imposed by the overseas securities regulatory authorities or other authorities; (c) the issuer changes its listing status or the listing board; (d) the issuer terminates the listing voluntarily or compulsorily; (vi) the issuer shall report relevant information to the CSRC within three business days after any significant change in the main business operation of the issuer, if such change in business operation makes the issuer no longer need to comply with the filing requirements.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that domestic companies that have already completed the overseas offering and listing prior to the effectiveness of the Trial Measures are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. For more details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to M&A and Overseas Listings.”

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

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in mainland China and substantially all of our assets are located in mainland China. Service of court documents on a Cayman Islands company can be effected by serving the documents physically, sending it through the post in a prepaid letter addressed to the company at the company’s registered office, and it may be possible to enforce foreign judgments obtained in a foreign court of competent jurisdiction by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands against a Cayman Islands company, provided that such judgment is (a) given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final and conclusive; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. In addition, except for Ms. Wendy Hayes who resides within the United States for a significant portion of the time, most of our directors and senior executive officers reside within mainland China for a significant portion of the time and most of them are PRC nationals as of the date of this annual report. As a result, it may be difficult for you to effect service of process upon or bring an action against us or our management in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where our directors and officers are located. You may also be subject to more complex procedures for enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China as compared to procedures for enforcing such judgment in the United States, as the United States and mainland China do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, as last amended in 2017, which provides certain specific criteria for determining whether the “de facto management body” of an enterprise controlled by resident enterprise of mainland China that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals of mainland China or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a resident enterprise or enterprise group of mainland China will be regarded as a tax resident of mainland China by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

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

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets in mainland China, including a transfer of equity interests in an unlisted non-resident holding company of a resident enterprise of mainland China, by non-resident enterprises of mainland China may be re-characterized and treated as a direct transfer of the underlying assets in mainland China, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of the PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to the PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a resident enterprise of mainland China. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017, as amended. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

A number of laws and regulations in mainland China have established procedures and requirements that could make merger and acquisition activities in mainland China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include M&A Rules, adopted by six regulatory agencies in mainland China in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, promulgated in 2011. These laws and regulations impose requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in mainland China. In addition, the Anti-Monopoly Law requires that the PRC Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with regulations in mainland China regarding the registration requirements for employee stock incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the subsidiaries in mainland China of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options have been subject to these regulations since our company became an overseas-listed company upon the completion of our initial public offering in 2020. Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries in mainland China and limit our mainland China subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under laws and regulations of mainland China. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Stock Incentive Plans.”

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to the PRC individual income tax. Our subsidiaries in mainland China have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other mainland China government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Stock Incentive Plans.”

Regulations in mainland China relating to offshore investment activities by residents of mainland China may limit our mainland China subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are residents of mainland China to liability and penalties under laws and regulations of mainland China.

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

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our subsidiaries in mainland China, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Regulation in mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our subsidiaries in mainland China and the VIE in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China through our subsidiaries in mainland China, the VIE and VIE’s subsidiaries. We may make loans to our subsidiaries in mainland China, the VIE and VIE’s subsidiaries subject to the approval from or registration with government authorities and limitation on amount, or we may make additional capital contributions to our subsidiaries in mainland China. Any loans to our wholly owned subsidiaries in mainland China, which are treated as foreign-invested enterprises under laws and regulations of mainland China, are subject to applicable foreign exchange loan registration requirements. In addition, a foreign invested enterprise is required to use its capital pursuant to the principle of authenticity and for its own use within its business scope. The capital of a foreign invested enterprise may not be used: (i) directly or indirectly for payments beyond the business scope of the foreign invested enterprise or for payments prohibited under relevant laws and regulations; (ii) directly or indirectly for investment in securities, unless otherwise permitted under relevant laws and regulations; (iii) for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the foreign invested enterprise; or (iv) for the payment of expenses related to the construction or purchase of real estate that is not for its own use (except for real estate enterprises). Due to the restrictions imposed on loans in foreign currencies extended to domestic companies in mainland China, we are not likely to make such loans to the VIE, which is a domestic company in mainland China. Further, we are not likely to finance the activities of the VIE by means of capital contributions due to regulatory restrictions relating to foreign investment in domestic enterprises in mainland China engaged in internet information and certain other businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our subsidiaries in mainland China, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and is not within the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, it is unclear how SAFE and other government authorities as well as competent banks will carry SAFE Circular 28 and Circular 330 out in practice.

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

The mainland China government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our subsidiaries in mainland China to fund any cash and financing requirements we may have. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our subsidiaries in mainland China and the VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the capital outflows of China, the mainland China government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the PRC authorities. The mainland China government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

We face uncertainties and risks associated with international operations, including unfavorable regulatory, political, tax, exchange and labor conditions, which could adversely affect our business, financial condition and results of operations.

We have expanded our online apps to global market that are subject to the legal, political, regulatory and social requirements and economic conditions in various jurisdictions. However, we have limited overseas experience to market and operate our online apps and such expansion would require us to make significant expenditures, including the hiring of or partnering with local content and marketing team. We are subject to a number of uncertainties and risks associated with international business activities that may increase our costs, impact our ability to attract subscribers and require significant management attention. These uncertainties and risks include but not limit to:

●	conforming our products to various taxes policies, regulations and permit requirements where they are put on the market in various overseas jurisdictions;
●	establishing localized content and marketing team, difficulty in staffing and managing foreign operations and foreign labor laws, regulations and restrictions;
●	difficulties in attracting customers in new jurisdictions;
●	fluctuations in foreign currency exchange rates and interest rates;
●	United States and other foreign governments trade restrictions, sanctions and capital and exchange controls;
●	changes in diplomatic relationships, including political risk and customer perceptions based on such changes and risks;
●	political instability, natural disasters, pandemics, war or events of terrorism; and
●	heightened tensions in international economic relations, such as the one between the United States and China, and sanctions against Russia.

These uncertainties and risks may affect the demand for our products, impact our competitive position or prevent us from being able to conduct business in certain countries. If we fail to successfully address these risks, our business, prospects, results of operations and financial condition could be harmed.

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

The trading price of the ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings or cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new products and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	sales of additional equity securities;
●	our share repurchase program;
●	regulatory developments affecting us or our industry;
●	potential litigation or regulatory investigations; and
●	general economic or political condition in China or elsewhere in the world.

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

As of March 31, 2024, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns 144,000,000 Class B ordinary shares, representing 92.4% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Mr. Michael Yufeng Chi has considerable influence over matters requiring shareholders’ approval, such as appointing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

In December 2021, our board of directors authorized a share repurchase plan, under which we may repurchase up to US$10 million of our ordinary shares over the next 12 months. The share repurchase program was publicly announced on December 21, 2021. In December 2022, our board of directors authorized an extension of the share repurchase plan for another 12 months until December 31, 2023. In December 2023, our board of directors authorized an extension of the share repurchase plan for another 12 months until December 31, 2024. Pursuant to the extended share repurchase plan, the proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. Our board of directors will continue to review the extended share repurchase plan periodically and may authorize adjustments to its terms and size. We expect to continue to fund the repurchases under the extended share repurchase plan with our existing cash balance. From December 21, 2021, the date on which the share purchase plan was publicly announced, to March 31, 2024, we spent US$2,645,872 to repurchase ADSs at a weighted average price of US$2.79 per ADS. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our securities. Furthermore, share repurchases could diminish our cash reserves.

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

You may need to rely on price appreciation of our ADSs for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. We currently intend to retain most of our available funds and any future earnings to fund the development and growth of our business. Accordingly, the return on your investment in our ADSs will likely depend upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

Our amended and restated memorandum and articles of association and our agreement with the depositary bank, or the deposit agreement, provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the deposit agreement, which could limit the ability of holders of our ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank and potentially others.

Our amended and restated memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action or proceeding also involves parties other than our company. Our deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs or ADRs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our amended and restated memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the amended and restated memorandum and articles of association and deposit agreement.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We are not required under the laws of the Cayman Islands or our memorandum and articles of association to (i) hold an annual shareholders’ meeting during each fiscal year, (ii) have an audit committee consisting of a minimum of three members, and (iii) have our chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, among others. We have elected to follow our home country practice with respect to these NYSE corporate governance requirements. As a result, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Although the law in this regard is unclear, we intend to treat the VIE (including VIE’s subsidiaries) as being owned by us for United States federal income tax purposes, not only because we have the power to direct activities of such entities that most significantly impact their economic performance, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

We commenced operations through Tianjin Hongen Perfect Future Education Technology Co., Ltd., or Tianjin Hongen, in March 2016.

Hongen Education & Technology Co., Ltd., or Hongen Education, is an affiliate of ours. In November and December 2019, through a business combination under common control, we consolidated the part of the business of Hongen Education into Beijing Jinhongen Education Technology Co., Ltd, a wholly owned subsidiary of Tianjin Hongen. Hongen Education continues to be our affiliate.

Our holding company, iHuman Inc., was incorporated in September 2019. In October 2019, iHuman Inc. established a wholly owned subsidiary in Hong Kong, iHuman Online Limited. In November 2019, iHuman Online Limited established a wholly owned subsidiary in China, Hongen Perfect Future (Tianjin) Investment Co., Ltd., or Hongen Investment. In May 2020, Hongen Investment established a wholly owned subsidiary in China, Hongen Perfect (Beijing) Education Technology Development Co., Ltd., or Hongen Edutech. In June 2020, we gained the power to direct activities of Tianjin Hongen that most significantly impact its economic performance and receive economic benefits from Tianjin Hongen, and became its primary beneficiary for accounting purposes through Hongen Investment by entering into a series of contractual arrangements with Tianjin Hongen and its shareholders.

On October 9, 2020, our ADSs commenced trading on the NYSE under the symbol “IH.”

In February 2024, we acquired intellectual property assets related to Cosmicrew from Kunpeng, an animation production studio within Perfect World Group. Cosmicrew is a popular cartoon adventure series that has established a strong presence in the children’s entertainment sector.

Our principal executive offices are located at Floor 8, Building B, No. 1 Wangjing East Road, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86 10 5780 6606. Our registered office in the Cayman Islands is located at the Office of Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, KY1 1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.ihuman.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, we empower parents with tools to make the child-upbringing experience more efficient. Our unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. With innovative and high-quality products targeting both individual users and organizations, we have built several trusted and well-recognized brands, as well as a massive and loyal user base throughout China and overseas. Our apps have attracted a user base of 23.04 million average total MAUs in 2023.

Our comprehensive suite of innovative and high-quality products include interactive and self-directed apps, offline products and others as well as animation series.

Interactive and self-directed apps represent our core product offerings leveraging our cutting-edge technologies—they are engaging, innovative and fun, designed to stimulate children’s intellectual curiosity, which enable children to develop their cognitive ability in a self-directed, fun and immersive manner, making parents’ lives easier at the same time. Our self-directed apps seamlessly integrate solid content, attractive entertainment features and systematic assessment tools, thereby striking a proper balance between intellectual stimulation and entertainment. Our apps are offered under the following brands: iHuman, bekids and Aha World.

●	iHuman. We offer the iHuman branded apps mainly targeting users based in China. Currently, we have expanded our app coverage of the iHuman series in many fields of intellectual development, including iHuman Chinese (“洪恩识字”), iHuman ABC (“洪恩ABC”), iHuman Pinyin (“洪恩拼音”), iHuman Magic Thinking (“洪恩思维”), iHuman Books (“洪恩双语绘本”), iHuman Stories (“洪恩动画故事”), iHuman Reading (“洪恩阅读”), iHumanpedia (“洪恩十万问”), iHuman Kids Workout (“洪恩爱运动”), iHuman Coding (“洪恩编程”), iHuman Fun Idioms (“洪恩成语”), iHuman Little Artists (“洪恩小画家”), iHuman Readers (“洪恩分级阅读”), iHuman Writing (“洪恩写字”), and iHuman Fantastic Friends (“洪恩超能英语”). We offer these apps on Apple app stores and Android app stores and we partner with major distribution channels, such as smart tablets, smart TVs and smart speakers, to promote our flagship products. Meanwhile, we also list our most popular Chinese-focused apps globally, such as iHuman Chinese and iHuman Pinyin, catering specifically to the needs of overseas families with an aim of arousing their children’s interest in understanding more about the Chinese language and culture.

●	bekids. We officially unveiled our international-facing brand bekids in the second quarter of 2022. The bekids series apps are designed to promote the well-rounded development of children through STEAM, language and arts categories and to foster creativity, language and logic thinking for preschoolers and toddlers through a fun digital wonderland. Currently, we offer bekids Coding, bekids Coloring, bekids Reading, bekids Puzzle, bekids Academy and Gogo series, a series of apps led by Gogo Mini World on app stores globally. Leveraging our competitive advantage and success of the iHuman brand, we expect to expand our global presence with the bekids brand, which not only retains the high-quality content and interactive and entertaining features of the iHuman apps, but also adapts to the diversified child-upbringing norms and children behaviors in the countries where we operate.
●	Aha World. To supplement the all-around development journey provided by the iHuman and bekids brands, we have further launched the Aha World brand, which is designed to provide overseas users with an entertaining and intellectually stimulating digital experience. We design our product offerings under the Aha World brand to allow kids to run freely in a captivating virtual world and inspire creativity.

In addition, we offer offline products and others that encompass content for intellectual development in physical format, as well as smart devices that augment the effectiveness of our materials. Our intellectually stimulating materials serve both individual users and organizations, covering a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Our smart devices, designed to be used in tandem, further drive the effectiveness of our intellectually stimulating materials. In order to make the most out of our online and offline product development capabilities and premium content to achieve sustainable business growth in the future, we have been and will continue promoting the comprehensive integration of our online and offline products. For example, we have been transforming our traditional offline products into an integrated suite which composes diversified contents in both online and offline formats.

In February 2024, we acquired intellectual property assets related to Cosmicrew, a popular 3D comedic adventure animation series, including copyrights and trademarks, among others. Prior to the acquisition, we have already integrated certain intellectual property of Cosmicrew into some of our products. The light-hearted and delightful nature of this animation seamlessly complements our overall product style and aesthetics. With greater autonomy over the intellectual property, we can further integrate it into our product offerings and develop additional intellectual property offerings and derivatives, including animations, toys and more.

Our original content creation capabilities and our industry-leading technologies are the main pillars that support our sustainable business growth.

Content. Leveraging our deep insights in the parenthood and intellectual development sectors and technological strength in content creation, entertainment and animation, we offer a variety of high-quality interactive and self-directed online apps and offline products covering various areas in rich formats, catering to the evolving and diversified needs of both individual users and organizations with respect to intellectual development. We have strong in-house content development expertise in intellectually stimulating materials, entertainment features, video and audio effects as well as art designs. In addition, our products are imbued with the rich operational know-how and deep understanding of the parenthood and intellectual development sectors accumulated throughout the past decades, making our content highly compelling to our users. We also selectively collaborate with leading global interactive content providers to jointly develop high-quality materials to further enhance our content origination capabilities. For example, iHuman Fantastic Friends is a leveled English reading app that includes the original Oxford Leveled Readers and companion materials.

Technology. We consistently pioneer new products that capture new market opportunities generated by the latest technological breakthroughs, meeting the evolving user demands with respect to intellectual development. We deploy advanced intellectual stimulation and entertainment technologies, 3D engines, AI and machine learning technologies, and big data analysis on children’s behavior and psychology to provide superior user experience. For example, in 2021, we launched iHuman Kids Workout, an AI-powered fitness app specially designed for children to exercise at home, we deploy real-time human motion detection and fast image cropping technology which tracks and analyzes the status, trajectory and angles of our users’ body movements and provide real-time feedback. In 2022, we launched iHuman Little Artists where we utilize key point recognition and image segmentation technique based on deep learning to bring kids’ artwork to life by turning it into an animation with a single snapshot, and allowing kids to interact with their on-screen creations, dragging and dropping them into different scenarios and creating unique stories. Our AI-powered content generation technology, represented by iHuman Little Artists, was recognized by the CAC as deep synthesis service algorithm in 2023, positioning us as one of the pioneers in China to engage AI deep synthesis technologies in business activities. In 2023, we upgraded iHumanpedia with an innovative module, AI Talk, an AI-generated content chatbot which can understand and respond to children’s questions and answer with personalized feedback and guidance. We have also developed our own AI-driven speech assessment engine and text-to-speech engine that is designed to correct kids’ pronunciation based on their characteristics during speech learning. We continually refine our speech assessment engine with evolving AI algorithms and more comprehensive data analysis. We also embrace AI in our research and development efforts to bolster work efficiency. For example, we have enhanced our product development and upgraded our product offerings leveraging AI in analyzing large datasets, developing user insights and identifying trends in children’s intellectual development. We have also broadly applied AI-powered content generation technologies to enhance our efficiency in content development, such as AI art generator and AI voice over generator. We are committed to the research on the diverse application scenarios of AI-generated content and expect to integrate the technology further into our apps in the future. Our proprietary technologies enable our products to offer an interactive and entertaining experience, inspiring children’s intellectual curiosity and driving their engagement. Leveraging our proprietary big data system, we are able to consistently refine and upgrade our products, as well as to intelligently recommend content to our users and continually to improve user experience.

Our Product Offerings

We have built an integrated suite of innovative tech-powered, intellectual development products offered to both individual users and organizations that cover childhood development needs in various scenarios. Through our interactive and self-directed online apps, as well as our offline products that stay abreast of the industry trends, we provide superior and efficient child-upbringing experience to parents, and effective and fun experience to children, in China and across the world.

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

iHuman

iHuman Chinese

We launched our first app, iHuman Chinese, in December 2016. iHuman Chinese utilizes a combination of interactive activities with Chinese language and literature to help children recognize, comprehend and master basic Chinese characters. iHuman Chinese has been one of our most popular apps. In 2023, iHuman Chinese was No. 1 app under top grossing ranking in the kids category of the Apple App Store in China for 363 days among iPad users, and for 260 days among iPhone users, according to Appfigures.

iHuman Chinese has a comprehensive library of basic Chinese characters. Our experts in parenthood industry infuse our content with early language mastering methods to maximize children’s level of apprehension. The characters are categorized by level of difficulty into three levels on our app to allow children to progress smoothly. We provide a systematic reinforcement cycle for each character. To stimulate a lasting memory, for every group of new characters, we offer a set of review activities and provide original stories for children to read that includes the new characters. The entire cycle of character recognition, comprehension and memorization is driven by interactive sessions and scenario-based activities. Parents can track their children’s progress in a child lock protected section of the app. In 2023, we introduced a new module named “Chinese Characters in Daily Life.” By integrating Chinese characters into everyday life scenarios and weaving them into intriguing short stories that resonate with children, the module strengthens children’s familiarity and proficiency with Chinese characters in a fun way.

Through its unique interactive features and high-quality content, iHuman Chinese inspires children’s intellectual curiosity and drives their engagement, thereby enabling children to develop their cognitive abilities in a self-directed, fun and immersive manner on our app.

iHuman ABC

iHuman ABC is an interactive application for children to read, understand and speak English. The app boasts a smart system designed to align with the intellectual developmental stages of children. Users may access to individual sessions suitable for their proficiency within any of the four levels designed.

iHuman ABC offers immersive experience with hundreds of 3D settings that simulate the real world. Users, as a result, often find it easy to understand new words and expressions in context and may also become more familiar with speaking English casually using features designed to imitate real-life conversations. The app also provides fun and interactive video sessions, nursery rhymes and leveled picture books, with the addition of AI speech recognition and AR technologies that make the whole journey more effective and personalized.

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

iHuman Pinyin utilizes our proprietary voice assessment engine to help children practice and master their Pinyin pronunciation effectively. We deploy AI technology in our voice recognition engine tailored to recognize the phonetics of children and help correct their pronunciations. iHuman Pinyin also provides achievement reports within the app to keep parents informed of their children’s improvements.

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

iHuman Stories

iHuman Stories has a carefully curated selection of classic and popular bedtime stories mainly designed for children. It provides children with numerous stories, each recorded with high-quality audio narration or entertaining animation, catering to children of different cognitive levels, interests and needs. The children would enjoy an immersive, vivid experience enabled by the original theatrical stories featuring ample characters and develop social and emotional awareness through the stories.

iHumanpedia

iHumanpedia is a self-directed, intellectual development app that aims to facilitate children’s understanding on the fundamentals of science. Based on children’s cognitive ability, iHumanpedia carefully selects over a hundred of science topics that are closely related to children’s life and groups them into different themes, including “science in life,” “natural phenomena,” “human body,” “wonderful animals,” “safety awareness,” and it tailor-makes children’s favorite modules, such as Dinosaur, Universe, Insect, Amazing Science, Earth Treasure Hunt and Animal Architects, among others. iHumanpedia provides children with diversified resources, including interesting science videos, captivating encyclopedia animation, scenario simulations and virtual experiments, aiming to explain scientific principles in an easy way and inspire children’s curiosity in science. We have been continually expanding the content of this app by adding a growing series of topics. For example, in 2023, we hosted popular science competitions that encouraged participants to create science-themed short-form videos, among which the most outstanding entries would be featured on iHumanpedia.

iHuman Kids Workout

iHuman Kids Workout is an AI-powered fitness app tailored for children. Designed by a team of professionals in AI industry and national athletes, the app allows children to exercise at home in a fun, scientific and effective way by combining physical fitness knowledge with fun and interactive design. Children can choose a variety of interesting exercises based on their needs, including AI Jump Rope, Hungry Monster, Frame Aim, Music Star, Piano Dance, Heads Up and Orange Run, among others. Exercises on iHuman Kids Workout are strictly based on the principles of athletic training and the progressive development of children’s movement abilities. Powered by AI technologies, iHuman Kids Workout can accurately track and analyze the status, trajectory and angles of users’ body movements and provide real-time feedback. We also deploy quick image matting technology to separate real person image from background and then integrate it with an AI-powered virtual interactive sports setting, which provides a fresh and immersive experience and further enhances children’s interests in sports.

iHuman Coding

iHuman Coding is an enlightening coding app specially designed for children to help them develop logical thinking and creativity. It provides children with an immersive and interactive coding experience through well-structured levels of coding scenes and programming animation which guides them to create their own coding programs while accomplishing well-designed fun missions at each level. Exquisite animations and rich programming types allow children to understand programming principles through fun interactions, improve their ability to analyze and solve problems and stimulate their intellectual curiosity towards programming. In 2023, we launched Creative Zone, an interactive module within iHuman Coding that enables children to share their coding projects with peers, both within and outside the app. This new feature allows children to try out each other’s work, give thumbs up to projects they enjoy and interact with each other through various in-app events. This helps improve the user engagement while nurturing children’s logical thinking and creativity.

iHuman Reading

iHuman Reading is a reading app specially designed for children. Utilizing our proprietary three-step method, i.e., pre-reading guidance, scanning and intensive reading, iHuman Reading offers children a wide range of selected content, including Chinese ancient poems, stories of idioms, traditional tales, Chinese and foreign classics, with areas covering humanities, history, astronomy and geography. To spark children’s curiosity and interest in reading, iHuman Reading combines interactive picture books, nursery rhymes and high-quality situational cartoons together, offering children an immersive and interesting reading experience.

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

iHuman Little Artists

iHuman Little Artists is an art app designed for children to develop their artistic visions and hands-on skills. Through diverse art creation activities such as outlining, stroking, coloring and handwork, the app guides children to observe and use common art tools in daily life to create artworks, inspiring their passion for drawing, leading them to appreciate artworks and guiding them to create art of their own.

iHuman Little Artists contains different modules, such as Creative Drawing Canvas, Free Doddle Canvas and Interactive Art Gallery, among others, which allow children to practice drawing and gain a better understanding of famous artworks. Powered by AI technologies, iHuman Little Artists can turn kids’ artwork into an animation with a single snapshot, allowing kids to interact with their on-screen creations and create their own unique stories by dragging and dropping these creations into different scenarios. The Creative Drawing Canvas module provides various themed painting activities, sparking children’s interests in art through fun interaction and stimulating their creativity through hands-on drawing programs. The Free Doddle Canvas module offers children a wide range of art tools and different thematic coloring templates to unleash their creativity through doodling. The Interactive Art Gallery is an innovative module designed to introduce children to art and nurture their creativity through an integrated online-offline experience. Leveraging advanced technologies such as key point recognition, image segmentation and an AI-driven assessment engine, the module provides children with extensive support throughout their creative journey, including step-by-step instructions, instant and personalized feedback and guidance from seasoned art professionals.

iHuman Readers

iHuman Readers is a comprehensive leveled English reading app, and it is embedded with AI-powered assessment modules that we cooperate and co-promote with the Oxford University Press. The app grades readers based on their English reading abilities and interests, which provides a customized reading plan to help them become confident readers.

Our smart algorithm closely analyzes children’s daily reading habits and adjusts the difficulty of content accordingly. Readers can receive book recommendations based on their preferences, interests and reading abilities. Furthermore, personalized reading tasks are designed to provide the most effective and efficient cycle for each unique reader.

iHuman Writing

iHuman Writing is one of our products that embodies our online and offline integration capabilities. It is a self-directed Chinese character writing app for children to be used in tandem with our iHuman Smart Writing Pen. We integrate the iHuman Writing app and the smart pen to create a tech-powered experience of paper-screen synchronization and real-time feedback. iHuman Writing provides kids with expert demonstrations and interactive activities to help them understand basic strokes, stroke order and the structure of Chinese characters, grasp the right way to write Chinese and improve overall handwriting skills through a step-by-step process. In addition, we empower iHuman Writing with multi-dimensional AI scoring and big data algorithms to offer error correction, real-time feedback and personalized guidance. As such, we help improve children’s ability to recognize, write and appreciate Chinese characters.

iHuman Fantastic Friends

iHuman Fantastic Friends is a leveled English reading app. It includes the original Oxford Leveled Readers and companion materials. For this app, we have obtained a license for an English reading scheme from the Oxford University Press. Based on the objectives of early childhood language intellectual development, the app brings original English content to children through a scientifically sequenced process. Difficulty of words and sentence patterns at each level are strictly managed so that the vocabulary and grammar are well-aligned with children’s reading abilities. iHuman Fantastic Friends also attracts children to read by cartooning every picture story into an appealing animated video. Its interactive after-reading exercises enhance children’s ability of English reading comprehension through a variety of fun activities. To further enrich children’s reading experience, we developed multi-leveled physical books, each providing engaging spelling, reading and writing practices. We also introduced a specially developed smart reading pen for iHuman Fantastic Friends. The pen integrates multiple functions including story-telling, mental arithmetic, phonics practice and record-and-play. The combination of app, physical books and smart reading pen allows kids to explore captivating original English stories in both physical and digital formats, offering them a fun and simple reading experience while enhancing their understanding and engagement with the content.

bekids

bekids Coding

bekids Coding is an interactive learn-to-code app that enables kids to lay a strong foundation in coding skills, problem solving and logical thinking. We design coding missions and challenges across unique fun zones on bekids Coding where kids may interact with lovable cartoon heroes. We make coding fun by setting up fascinating missions like collecting hidden items, unlocking secret doors, building a rocket and many others to motivate and engage young coders. In addition, coding sessions provided on bekids Coding are research-based and designed by experts, allowing kids to acquire the basics of computer programming step-by-step as the adventure progresses.

bekids Coloring

bekids Coloring is an app designed to inspire children’s artistic creativity and develop their visual literacy via fun and interactive drawing activities. bekids Coloring is an ultimate drawing and coloring app that transforms scribblers into creators of masterpieces. We offer a broad range of themes to paint—kids not only color their favorites like chickens, fast cars, alien spaceships, yummy food and many more, but also paint masterpiece-inspired themes to re-imagine the famous works. We equip our young artists on bekids Coloring with a variety of virtual tools like pencils, brushes, paint and shimmer markers at their disposal, enabling them to unleash their creativity on a blank canvas. After kids finish painting, a simple touch on the screen brings kids’ artwork to life vividly—chickens hop, comets roar and dinosaurs dance.

Launched in the third quarter of 2022, bekids Coloring has already received two prestigious awards from the “Mom’s Choice Awards” and “Parent Tested Parent Approved,” two of North America’s best-recognized and most influential family product awards organizations.

bekids Reading

bekids Reading is a reading app for children of all ages. Each digital book utilizes exciting interactive contents to help cultivate language skills such as pronunciation, spelling and word recognition. bekids Reading provides kids with engaging stories that match their reading skills at different reading levels, gradually turning them into motivated readers. bekids Reading aims to transform reluctant readers into eager bookworms by utilizing pre-reading activities that allow kids to play with the in-app characters. After reading, a variety of quizzes, word missions and puzzles also help promote kids’ reading comprehension, enhance word recognition and build phonological awareness. In 2023, bekids Reading has received the w3 Gold Awards, one of the most prestigious honors in digital design, marketing, media and technology that recognizes the industry’s best across user experiences, content and creativity.

bekids Puzzle

bekids Puzzle is an app with jam-packed puzzles for kids. bekids Puzzle aims to improve kids’ skills in fun and meaningful ways while solving puzzles of dinosaurs, cars, animals and many more. We have designed hundreds of challenges in several puzzle modes—turn-it puzzle, shape match puzzle, spinner puzzle, jigsaw puzzle, part-by-part puzzle and more on bekids Puzzle. Kids can do multiple activities on the screen, such as matching shapes and patterns, finding colors and can develop their logical thinking skills when they try to find which pieces go where. We also set up difficulty levels from low to high and a hint function for the next step to encourage kids to take on more challenges.

bekids Academy

bekids Academy is thoughtfully designed by experts for early childhood development to help kids build confidence and skills for life. Kids can get familiar with science, reading, phonics, puzzles, art, music and more through super fun and interactive intellectually stimulating activities, songs and cartoons. On bekids Academy, kids will have the opportunities to master skills in language speaking, thinking, problem-solving and social-emotional development in personalized entertaining activities that match their cognitive levels, interests and development stages. We also integrate a parent dashboard to allow parents to track their children’s progress and celebrate achievements.

Gogo series

Gogo series, led by Gogo Mini World, are a series of apps providing jam-packed fun missions and activities designed for kids’ early-year developments. They are kid-friendly apps which require minimum parental support and are designed for preschoolers and toddlers to develop their creativity, language and logical thinking while having fun in a digital wonderland. We create different scenarios with unique activities, challenges and opportunities with dynamic difficulty ranges. In 2023, we launched many new apps for children, which, together with the existing apps in the series, form a comprehensive and diverse collection of interactive experiences for young children. We divide our apps into different categories based on objectives: simulation, DIY, cognitive development and intellectual stimulation. Our simulation apps, including Cake Maker, Animal Farm, Baby Boat Fishing, Pizza Cooking Restaurant, Animal Rescue and Funny Shop, are designed to replicate real-world experiences, enabling children to find joy in diverse activities. Our DIY apps, including Unicorn Dress Up, Racing Cars, Playground, Pet Care and Baby House, focus on design and creativity, providing a vast selection of design elements that empower children to construct their own distinctive worlds of imagination. Our cognitive development apps, including Happy Hospital, Bedtime Stories & Fairy Tales and Dino Island, make learning common knowledge enjoyable by incorporating humor to spark children’s intellectual curiosity. Our intellectual stimulation apps, including Intellectual Planet, Baby Music and Gogo Food vs. Dinos, are designed with a rich variety of challenges that encourage children to push their boundaries and enhance their intellectual abilities.

Aha World

Aha World

Aha World is an open-ended interactive app that nurtures children’s desires for discovery. As a new product developed specifically for international markets, Aha World aims to inspire creativity and imagination by offering kids a highly immersive digital experience with comprehensive themes and captivating features. The only limit to what kids can do on Aha World is their imagination. For example, kids can wander with dinosaurs, unearth buried mysterious treasure, conduct experiments in a laboratory and experience ice fishing in Dino Land, Ocean World and Winter Land. In 2023, we expanded Aha World with four more highly engaging modules, My World, City, Town and Magic Land. Designed to further unleash children’s creativity, these modules offer children a wide array of elements with which they can use their imagination to custom-design scenes from daily life in the virtual world. The open-ended creative experience offered by these modules received an enthusiastic reception from our young audience. Aha World allows young players to choose from endless number of interactive items, characters and settings, personalize their voice and expressions and create their own world and storylines at their disposal. We aim to boost kids’ creativity under the only rule—there is no rule in Aha World.

Aha World has experienced significant growth in user base since its launch. Its YouTube and TikTok accounts collectively attracted over 200 million views in 2023. It also earned YouTube’s Silver Creator Awards and rose to rank among the top three most popular children’s apps on the U.S. Apple app store in the fourth quarter of 2023.

Our Offline Products

We develop intellectually stimulating materials, including books, interactive materials and smart devices for children. Our offline content and smart devices serve both organizations that seek quality intellectual development resources and families who wish to enjoy a more efficient and less burdensome child-upbringing experience.

For organizations, we have developed our proprietary contents to effectively improve the comprehensive mental and physical aptitudes of children, leveraging experience from experts in parenthood industry and our deep understanding of intellectual development sector. The tailor-made materials are designed to guide children to act, explore and play through a variety of intellectually stimulating activities. The materials lay a solid foundation for children, covering STEAM, speaking proficiency, critical thinking, reading comprehension, painting, music, physical exercise and creativity, as well as fostering children’s natural interest in traditional Chinese culture in a fun way. We develop substantially all of our materials in-house and have experienced experts dedicated to designing, evaluating and regularly updating our materials for each area.

For family users, we provide intellectual development materials, such as books and cards that match perfectly with our online products in terms of artistic style, content and intellectual property. This has effectively expanded the fun, immersive and intellectually stimulating scenarios of our online products and improved efficiency in children’s intellectual development, forming a closed-loop, elevated user stickiness.

We offer smart devices that assist in the intellectual development process, including smart reading pens and smart writing pens to make intellectual development more productive and fun for children. Our smart devices are designed to be used in tandem with other intellectually stimulating materials of ours, such as books and cards. Our smart reading pens are designed to be used with our reading materials for children. With nearly two decades of development and enhancements, our smart reading pen is more than a click-to-read device. It integrates multiple functions including story-telling, mental arithmetic, phonics practice and record-and-play. Our smart writing pens effectively guide children to write Chinese characters and correct their mistakes promptly with neural network image recognition algorithms and paper screen synchronization techniques, in addition to fun videos and an interesting incentive system, helping children practice and enhance their writing skills independently. Logic pal is an easy-to-operate device equipped with pluggable cards that is designed for Chinese children. Various tasks are designed based on specific storylines, with voice prompts to guide kids through completion, making the whole progress a dynamic and fun journey. In 2023, we launched Diandian Storyteller, a portable device that empowers children to enhance their storytelling abilities and expand their imagination. The device provides abundant interactive stories, allowing children to communicate with the storyteller and create their own story plots. In addition, Diandian Storyteller also contains resources, including classic poems, multilingual songs and relaxing lullabies, introducing young children to different arts and cultures while developing a love for storytelling.

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

Our Animation

We have acquired intellectual property assets related to Cosmicrew from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, in February 2024. Cosmicrew is a 3D comedic adventure animation series. Each episode of the series takes its young viewers on an adventure-filled journey that inspires curiosity about the animal kingdom and the natural world, while also encouraging them to build wholesome friendships, develop teamwork skills and overcome challenges with determination. The series is a popular animation with a large audience base. It has aired on various national and provincial animation networks and has achieved over 10 billion views online as of the date of this annual report.

Prior to the acquisition, we have already integrated certain intellectual property of Cosmicrew into some of our products. The delightful themes and art designs of this animation seamlessly complement our overall product style and aesthetics. With greater autonomy and control over the intellectual property upon the acquisition, we can further integrate it into our existing product offerings and generate synergies. More importantly, we can expand our product offerings by tapping into the children’s entertainment sector and developing additional intellectual property offerings and derivatives, including animated television series, movies, toys and more. With the Cosmicrew franchise, we aim to diversify our product offerings, increase user engagement, enhance brand recognition and bring our products to a broader audience.

Our Users and Customers

Our Users for Online Apps

Our users are primarily children, with parents who seek a less burdensome and more efficient child-upbringing experience through quality, smart digital products that can help their children to develop various cognitive abilities. These parents are generally of the young generation born in 1980s, 1990s and 2000s, who are more tech savvy.

Our management reviews average total MAUs as a key performance indicator periodically to evaluate our business performance. We believe an active, massive and loyal user base is critical to growing our revenues derived from subscriptions and sales of digital content. As such, we use average total MAUs as a key indicator of the size of our active user base, because it helps our management and investors understand how much our users like our offerings and evaluate our user stickiness. We also use average total MAUs to formulate our business strategies, especially as to how we can attract more users efficiently and refine our online offerings. Additionally, we track the fluctuations in average total MAUs to fine-tune our R&D strategies and bolster our R&D capabilities. We calculate average total MAUs for a specified period by taking the monthly average of the sum of our total MAUs during that period. The number of our average total MAUs grew from 16.40 million in 2021 to 19.86 million in 2022, and further increased to 23.04 million in 2023 as we continue to expand our user base and expand our product offerings. In addition, our management reviews the number of paying users as an operating metric to evaluate the fluctuations in our user base and user engagement for a certain period, through which we believe investors could better understand the changes in our revenues in the corresponding period. Paying users refers to users who paid subscription fees for premium content on any of our apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user; and a user who makes payments for the same app multiple times in the same period is counted as one paying user. The number of paying users who paid subscriptions for the premium content on our apps was 4.44 million, 4.75 million, and 4.27 million in 2021, 2022 and 2023, respectively. The slight decrease in the number of paying users from 2022 to 2023 reflects a normalization from the heightened demand driven by more indoor activities during the pandemic. In addition, many of our paying users have made repeated purchases and/or extended their subscriptions across our diverse product offerings, thereby increasing their contribution to our revenues while not directly affecting the number of paying users. Going forward, we intend to continually enhance user experience, user satisfaction and user engagement across our products. We also intend to continue diversifying our product portfolio and refining and upgrading our existing products.

Our Customers for Offline Products

We primarily target organizations seeking high quality intellectual development resources for children, as well as families who wish to enjoy a more efficient and less burdensome child-upbringing experience. Based on information provided by our third-party distribution partners and our internal data, as of December 31, 2023, we have sold our offline products to organizations covering almost all provinces or municipalities in China, covering 383 cities in total. In order to make the most out of our online and offline product development capabilities and premium content to achieve sustainable business growth in the future, we have been and will continue promoting the comprehensive integration of our online and offline products. For example, we have been transforming some of our traditional offline products into an integrated suite which composes diversified contents in both online and offline formats.

Our Audience for Animation Series

Our animation series, Cosmicrew, is popular among its large audience base and are available to broad young audience through a number of mainstream online video platforms, nationwide and provincial TV channels, as well as cinema chains for animation movies. We intend to develop additional offerings and derivatives based on Cosmicrew, including animations, toys and more to broaden and diversify our customer base.

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

We have a dedicated content development team which consists of experienced experts with deep understanding in child psychology and expertise in intellectual development, entertainment designers, artwork and graphics personnel, and product managers.

Studio Model

Our content development personnel are organized into a variety of studios, each of which functions as a creative hub. Furthermore, we also selectively collaborate with leading global content providers to jointly develop intellectually stimulating materials to further enhance our content origination capabilities.

Composition of Studio

Each studio is staffed with dedicated teams of designers and professionals.

●	Develop and update high-quality content. Our experts build their industry insights and experience into solid content that fosters children’s intellectual development. To ensure we stay abreast of the latest industry trends, our experts review and update our content on a regular basis.

●	Innovative fun and intellectually stimulating features. Leveraging our advanced technologies, our designers create interactive activities with fun and intellectually stimulating features on our apps, thereby infusing the children’s intellectual development experience with a balanced mixture of fun and cultivation of skills. Our designers continually develop new and refine existing features based on feedback from users, user retention rate of products, and our big data analysis to drive user engagement.

●	Design artwork. Our artwork and graphics personnel focus on creating the lay-out and artwork of our offline materials and the illustrations on our apps.

●	Effective product development. Our product managers are responsible for streamlining the content development process from product development and marketing perspectives.
Technology and Infrastructure

Our strong technological capabilities enable us to deliver a superior intellectual development experience and improve operational efficiency.

Intellectual Development Technologies

Our intellectual development technologies have enabled us to offer an interactive and immersive experience to children. Our fun and intellectually stimulating features in our tech-powered, smart digital apps are meticulously designed and imbued with expertise in children psychology, cognizant capabilities and memorization curves to deliver a balanced mixture of fun and intellectual stimulation to children. We have developed our proprietary shader system, which employs next generation physically based rendering techniques customized to optimize content design in online apps.

Artificial Intelligence

We have applied various AI and machine learning technologies in our smart digital apps to better assist parents in monitoring their children’s development. For example, we developed our proprietary AI driven voice assessment engine that is tailored to the phonetics of children and can correct children’s pronunciations. It can also automatically respond to children’s questions and evaluate children’s performances when they use our apps. Voice assessment technology tailored to children demands a significantly higher level of accuracy than the voice recognition tools embedded in products commonly available on the market. Our voice assessment engine also addresses the challenges created by background noise. Powered by AI technologies, we can also accurately track and analyze the status, trajectory and angles of users’ body movements and provide real-time feedback. Meanwhile, we deploy quick image matting technology to separate real person image from background and then integrate it with an AI-powered virtual interactive setting. Additionally, we utilize key point recognition and image segmentation technique based on deep learning to bring kids’ artworks to life by turning it into an animation with a simple snapshot. Moreover, we have independently developed an AI text generation technology, which applies to dialogue scenarios and can generate answers based on inputs of texts or images. The technology was recognized by the CAC as deep synthesis service algorithm in 2023, positioning us as one of the pioneers in China to engage AI deep synthesis technologies in business activities. We expect to fully unleash the potentials of AI and machine learning technologies in developing smart and interactive environments for kids’ intellectual development. We have also applied AI in our research and development efforts to bolster work efficiency, leveraging its capabilities to enhance work efficiency. For example, we have enhanced our product development and upgraded our product offerings leveraging AI in analyzing large datasets, developing user insights and identifying trends in children’s intellectual development. We have also broadly applied AI-powered content generation technologies to enhance our efficiency in content development, such as AI art generator and AI voice over generator. We stay abreast of the advancements in AI, and intend to integrate cutting-edge technologies even more deeply into our research and development processes in the future.

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

Network Infrastructure

We have built a scalable network infrastructure that can support a large active mobile user base. We use proprietary servers hosted in third-party internet data centers. We also use third-party cloud services to host our network infrastructure. We also have on premise physical servers to support our business. Peak traffic typically occurs during afternoons, evenings and weekends. We focus on maintaining and enhancing the reliability, stability and scalability of our network infrastructure. Our IT department regularly monitors the performance of our apps and infrastructure to enable us to respond quickly to potential problems.

Branding, Marketing and Sales

We have focused on delivering superior quality tech-powered, intellectual development products for children and parents since our inception. This has allowed us to build a long-lasting brand recognition among families and organizations throughout China and globally, which generates significant organic traffic through word-of-mouth referrals. In 2023, we were recognized as the representative enterprise for Children’s Enlightenment and Growth Q&A Robot Based on Large Models (“基于大模型的儿童启蒙成长问答机器人”) and selected into the Beijing General Artificial Intelligence Large Model Industry Application Classic Scenario Cases (“北京市通用人工智能大模型行业应用经典场景案例”) at 2023 Global Digital Economy Conference-Artificial Intelligence Summit Forum. In addition, we won the Rock Solid Partner Award (“磐石合作伙伴奖”), and iHuman Chinese received the Outstanding Co-operated App Award (“卓越联运应用奖”) at 2023 HDC. iHuman Chinese was also awarded the Best Partner at Vivo Developer Conference 2023 and the Most Popular App of the Year at 2023 Lenovo Tianxi-Eco Partner Conference. In 2022, iHuman Chinese won the 2022 China Best HMS Innovative Award (“2022年度中国赛区最佳HMS创新奖”) in the Apps UP Huawei Global App Innovation Contest, and was awarded the 2022 “NextWorld” (“NextWorld 2022年度风采奖”) Award in the knowledge reading category by Qimai.cn and the 2022 Funbook Child App Center Most Popular Award and Most Commercially Valuable Award (in the category of fun interaction) (“2022小课屏少儿应用中心最受欢迎奖和最具商业价值奖”) by the BOE Yiyun Funbook “Tong Ping Xing Guang” Content Incentive Program.

Our bekids products are also the winners of many prizes awarded by recognized and influential family product awards organizations. For example, in 2023, bekids Reading received the prestigious w3 Gold Awards, Academics’ Choice Awards, National Parenting Product Awards, Mom’s Choice Awards, Creative Child Awards and 5-star certification from Educational App Store; bekids Academy received National Parenting Product Awards, Parent Picks Awards, Parents and Teacher Choice Awards and 5-star certification from Educational App Store; bekids Coding and bekids Puzzle each received National Parenting Product Awards. In 2022, each of bekids Reading and bekids Coloring received Mom’s Choice Awards, and bekids Coloring received Parent Tested Parent Approved Awards.

Our globally oriented app, Aha World, also received recognitions in 2023. For example, it earned YouTube’s Silver Creator Awards and rose to rank among the top three most popular children’s apps on the U.S. Apple app store in the fourth quarter of 2023.

We believe our focus on innovative product development and original content creation will continue to strengthen our brand awareness, which is our best and most cost-efficient marketing measure.

In addition, we promote our products through a variety of marketing and brand promotion activities. We place online marketing mainly through advertisements on app stores and e-commerce channels. We also conduct marketing on social media platforms and promotional campaigns on internet video and livestreaming platforms. To extend our geographic reach, we have been exploring various new sales channels to expand our footprint into overseas markets and penetrate domestic markets in more cities across China.

We have dedicated sales teams to promote our offline products, including materials and devices that complement our digital products. These sales teams sell our offline products to organizations directly and to third-party distribution partners. Individual users can also purchase our offline products through e-commerce and livestream shopping platforms operated by us or third parties. In order to make the most out of our online and offline product development capabilities and premium content to achieve sustainable business growth in the future, we have been and will continue promoting the comprehensive integration of our online and offline products. As part of our integrated approach in managing our offline and online products, we leverage our offline sales network to cross-sell our online products, which allows us to scale our business cost-effectively. We also have promotions where we offer online products with bundle sales of our offline products.

Monetization

We mainly generate revenues from the subscription fees that users paid for the premium content of our online apps. We also generate revenues from the sales of offline products to both individual users and organizations.

Subscription fees from online apps

We attract users with free content on our online apps and convert them into paying users. For most of our online apps, users are provided with free-trial content but need to pay subscription fees to use our premium content.

Time-based subscription

We offer time-based subscription packages for the premium content that typically range from one month to twelve months for our various apps. The subscription packages are generally priced at a reasonable level and provide subscribers with access to a large collection of subscriber-only content, offering good value for money for the users of our apps.

Content-based subscription

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes data in the ordinary course, and we are required to comply with PRC laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to data privacy laws and regulations in jurisdictions other than China. Any failure or perceived failure to comply with such laws and regulations could have a material and adverse impact on our business, financial condition and results of operations.”

Competition

The markets in which we operate are competitive and evolving. We face competition from other providers of tech-powered, intellectual development products in China and across the globe. We also face competition from other providers of children’s animated films and television series and animation derivative products.

We compete primarily on the basis of the following factors:

●	quality of products;
●	accumulated user and customer bases;
●	technology infrastructure and data analytics capabilities;
●	originality and appeal of contents;
●	the development of new product offerings;
●	brand recognition and reputation; and
●	content distribution channels.

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

As of December 31, 2023, we have registered 14 domain names relating to our business, including our website www.ihuman.com, 121 software copyrights, 46 art work and other copyrights, 19 patents and 460 trademarks. We are also in the process of applying registrations for patents and trademarks both in mainland China and overseas.

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

Environmental Sustainability

Being environmentally friendly is an integral part of our business. With an understanding of the impact of climate change to our long-term development, we actively promote environmental sustainability and continue creating values for economic development, environmental friendliness and social harmony. We do not operate in a traditional industry that leaves heavy traces of carbon footprint. Our online applications contribute to the reduction of greenhouse gas emission as compared with mass production of printed paper books. For our offline products, we adopt soy ink and environment-friendly ink to curtail the utilization and discharge of harmful chemicals. We also apply sealing labels for our smart pens’ packages instead of overall plastic sealing, reducing the usage and disposal of plastics. We also advocate green office practices and constantly raise the awareness of environmental protection among our employees by encouraging conservation of water, electricity, paper and office supplies. For instance, we adopt an online system for contract, payment, reimbursements and other work flows, significantly reducing our paper consumption. We also promote the recycling of office equipment. With a recycling process to reuse devices in the resignation and onboarding processes, we control our needs for new electronic devices. We also control the number of garbage cans at office cubicles, placing sorting garbage cans on each office floor and guiding employees to adopt proper waste sorting practices. We promote the use and recycling of energy-saving and low-carbon equipment in our office to make our operation more environmentally friendly. Specifically, we prioritize the utilization of energy-efficient LED lighting fixtures to reduce electricity consumption, add carbon dioxide sensors to our office to enable communication with the central air conditioning control room, implement a heat recovery system to capture excess energy from buildings and facilitating indoor-outdoor fresh air exchange and install motion-sensor water valves in washrooms to control water usage. We also encourage green transportation by providing our employees shuttle bus to transport between a few pick-up spots and their offices and installing charging stations for electronic vehicles free-of-charge.

Social Responsibility

We endeavor to make meaningful contributions to the greater social good. We are fully committed to be socially responsible and make a positive impact on the society.

Recognized, superior, efficient and relieved child- upbringing experience. We are committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. We are the winner of many recognized and influential awards, including, for example, w3 Gold Awards, Academics’ Choice Awards, the Creative Child Awards, the National Parenting Product Awards and YouTube’s Silver Creator Awards in 2023, the Mom’s Choice Awards in both 2022 and 2023, and the Parent Tested Parent Approved Awards and China Best HMS Innovative Award in 2022. Our fun and interactive product offerings stimulate children’s natural curiosity and exploration. Our high-quality, original content covers areas including reading, painting, fitness, science and coding, among others. To meet our users’ intellectual and cultural needs, we will continue to work with our in-house content developers to diversify our product offerings and enrich our content. We believe in the value of families and child-upbringing as one of the fundamentals in the human society and aspire to enrich it with our contributions.

Participation in the Hour of Code. While we continue to advance our strategic priorities, we are also actively engaged in public initiatives that aim to inspire young minds and support their holistic development. We have been enthusiastic participants in the Hour of Code since 2022. Hour of Code is a global initiative that introduces tens of millions of students worldwide to computer science and programming through free coding tutorials and activities. In 2022, several elementary schools across the United States completed our Hour of Code challenge and shared their experiences on social media. We participated in the Hour of Code initiative again in 2023, aiming to further inspire and engage children worldwide.

Rural and community service. Leveraging our industry insights, we seek to give back to the society by promoting knowledge sharing in rural areas and performing community services. Our product offerings promote equal and fair access to knowledge for everyone—parents and children in rural areas who might not otherwise have sufficient access to knowledge are able to enjoy an enlightening journey with immense knowledge which only requires a smart device with internet connection. In addition, we cooperate with local government authorities and charitable funds to serve and give back to rural and local communities. For example, we collaborated with the Beijing Bairen Benevolent Foundation to execute the “Dream Chasing Initiative” public welfare campaign. Through this campaign, we extended support to schools located in remote areas of Yunnan and Guizhou Province, enhancing their educational environment by providing various picture books. We have also organized our staff to conduct voluntary teaching in rural schools.

Employee care. Our employees are our most important asset. We strive to provide employees with comprehensive social benefits, a diverse work environment and a wide range of career development opportunities. We have invested and are committed to continually allocating resources in employee career development and training. We have set up a comprehensive employee training system to meet the training requirements of employees at different stages of development, positions and business lines. This includes professional skill sharing, leadership training and senior management development projects. To create a positive, joyful and caring working environment, we have organized various teambuilding activities to enrich the cultural life of employees. We also offer a system of paid leave and compensatory leave, in addition to statutory annual leave. Additional benefits include free shuttle bus, nursing room for female employees and special allowance for team building and social events. We have a structured and clear promotion mechanism, accessible to all employees on our internal website. This set-up enables employees to gain a clear understanding of the job level system, promotion paths, as well as the competencies and skills required for each job level, empowering them to develop their competencies accordingly.

Supportive and friendly work arrangement. We hope to make our employee’s work life easier while promoting environmental sustainability. To that end, we encourage green transportation by providing our employees shuttle bus for them to travel between a few pick-up spots and their office and charging stations for electronic vehicles free-of-charge. We prioritize the work-life balance of our employees and have established the Attendance and Leave Management Policy, which provides employees statutory holidays and other forms of leave entitlement. Our office space is also equipped with a dining hall, a fitness club and sleeping pods for the convenience of employees. In addition, we care about our employees’ physical and mental health and have on-site nurses and an Employee Assistance Program through which mental health consultants are available to employees in need. We also offer all employees with annual physical examinations free of charges and provide basic medical supplies and emergency facilities such as Automated External Defibrillator devices in the office.

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

Regulations

We operate our business in mainland China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, the country’s highest legislative body, the State Council, the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, the Ministry of Industry and Information Technology, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), and the National Press and Publication Administration (formerly known as the General Administration of Press and Publication). This section summarizes the principal regulations in mainland China related to our business.

Regulation Related to Foreign Investment

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020. The existing foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms within five years. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise or other organization of a foreign country, “foreign-invested enterprises,” means any enterprise established under laws and regulations of mainland China that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing foreign invested enterprises in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign invested enterprises are required to file information reports and foreign investment shall be subject to the national security review.

On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law and became effective on January 1, 2020. The Implementation Rules of Foreign Investment Law restate certain principles of the Foreign Investment Law and further provides, among others, the existing foreign invested enterprises established prior to the effectiveness date of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law may, within the five-year period following the effective date of the Foreign Investment Law, adjust their corporate form or the governing structure and complete the change in registration pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and other laws and regulations, and if it fails to do so, the enterprise registration authority will not process other registration matters of the foreign invested enterprise and may publicize such non-compliance starting from January 1, 2025. On December 26, 2019, the Supreme People’s Court issued an Interpretation of the Application of Foreign Investment Law, which further provides details with respects to the validity of foreign investment contracts. For a detailed discussion of the risk associated with the Foreign Investment Law, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

Regulation Related to Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the 2021 Negative List, which was promulgated by the Ministry of Commerce and National Development and Reform Commission in December 2021 and came into effect in January 2022. The 2021 Negative List sets out the restrictive measures in a unified manner, such as requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from foreign investment. The 2021 Negative List covers 12 industries, and any field not falling in the 2021 Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. According to the 2021 Negative List, the proportion of foreign investment in an entity engaging in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) may not exceed 50%.

Pursuant to the 2021 Negative List, a domestic enterprise engaged in activities in any field prohibited from foreign investment under the 2021 Negative List shall be subject to review and approval by the relevant competent authorities for overseas listing and trading of shares, and any overseas investor in the enterprise shall not participate in the operation and management of the enterprise, and the equity ratio of overseas investors in the enterprise shall be governed mutatis mutandis by the regulations on the management of domestic securities investments made by overseas investors.

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, which took effect on January 1, 2002 and last amended on March 29, 2022 with effect as of May 1, 2022, are the key regulations for foreign direct investment in telecommunications companies in China. The Regulations on Administration of Foreign-Invested Telecommunications Enterprises stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. Moreover, foreign investors that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the Ministry of Industry and Information Technology and the Ministry of Commerce, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the Ministry of Industry and Information Technology, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with the above foreign investment restrictions, we rely on the contractual arrangements with the VIE to operate our business in China. We have been advised by our PRC counsel, Tian Yuan Law Firm, however, that there remains uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulation Related to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, as last amended on February 6, 2016, to regulate telecommunications activities in China. These regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License from the Ministry of Industry and Information Technology, or its provincial level counterparts. On March 1, 2009, the Ministry of Industry and Information Technology promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which initially became effective on April 10, 2009, and were amended on July 3, 2017 and came into effect on September 1, 2017. The Administrative Measures on Telecommunications Business Operating Licenses set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Classified Catalog of Telecommunications Services (2015 Version), which took effect on March 1, 2016, and amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services and information protection and processing services under this catalog. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to Administrative Measures on Internet Information Services, any company that engages in the provision of commercial internet information services shall obtain a sub-category Value-added Telecommunications Business Operating License for Internet Information Services, or ICP License, from the government authorities before providing any commercial internet information services within mainland China. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

In addition to the regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China on June 28, 2016 and last amended on June 14, 2022. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

On July 21, 2023, the Ministry of Industry and Information Technology issued the Circular of the Ministry of Industry and Information Technology on the Record-filing of Mobile Internet Applications. According to the circular, all apps must complete filings with the provincial communications administration of the place where the operator is located. For all apps that began to operate before July 21, 2023, the filing must be completed by March 2024, and for all apps that began to operate after July 21, 2023, the filing must be completed before the apps’ operation. Upon receipt of the filing materials submitted by any app operator, the provincial communications administration shall process the filing within 20 working days by issuing a filing number and disclosing the filing information to the public, provided that the materials are complete and accurate. Otherwise, the filing shall not be processed. If the app information is changed or deregistered, the app operator must report the change or withdrawal with the original filing authority.

We provide information to our users through our online apps and website, which is classified as commercial internet information services as defined in the above provisions. To comply with the laws and regulations, we have obtained four ICP Licenses as of the date of this annual report.

Regulation Related to Educational Apps

On August 10, 2019, the Ministry of Education of the PRC, jointly with certain other mainland China government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, which, among others, require providers of online apps that provide services for school teaching and management, student learning and student life or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Educational Apps, to make certain filings with competent provincial regulatory authorities. These opinions also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor contents; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games. On November 11, 2019, the Ministry of Education of the PRC issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements of the Educational Apps. On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion. After the promulgation of the Alleviating Burden Opinion, the regulatory authorities have withdrawn their approvals to the filing of all related online apps. We have resubmitted our filing application of educational apps for our major online apps in August 2023. As of the date of this annual report, we have completed the filings of educational apps for all of our major products, with a few other products in process or in preparation for filing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.”

Regulation Related to the Protection of Minors

The revised Law on the Protection of Minors was passed on October 17, 2020 and became effective on June 1, 2021. The revised Law on the Protection of Minors sets out a series of new requirements including, among other things, (i) internet product and service providers shall not offer minors with products and services that induce addiction, (ii) kindergartens and AST institutions shall not conduct education programs covering elementary school curriculum to pre-school-aged minors and (iii) schools and kindergartens shall not cooperate with AST institutions to provide paid tutoring courses to minors. On October 16, 2023, the State Council promulgated the Regulation of Online Protection of Minors, which provides that, providers of online education network products and services targeting minors shall provide corresponding products and services based on minors’ physical and mental development characteristics and cognitive abilities at different age stages, in accordance with laws, administrative regulations or provisions promulgated by the State Council.

Regulation Related to After-School Tutoring

On March 30, 2021, the Ministry of Education of the PRC promulgated the Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools, which prohibits AST institutions from providing training for pre-school children in violation of regulations and provides that AST institutions in violation of regulations above shall be included in the blacklist.

The Alleviating Burden Opinion promulgated on July 24, 2021, provides that, among other things, (i) local government authorities shall no longer approve new AST institutions providing tutoring services on academic subjects for students in compulsory education, and the existing AST institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP License; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; and (v) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited.

On July 28, 2021, the General Office of the PRC Ministry of Education promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art) and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects.

On February 8, 2024, the Ministry of Education of the PRC released the Regulation on the Administration of After-School Tutoring (Draft for Comments). The draft regulation sets out additional requirements on AST institutions.

Any violation of the foregoing shall be rectified. As of the date of this annual report, we have completed the filings of educational apps for all of our major products as non-AST apps, and we have not received any notification from any regulatory authority in mainland China indicating that our products are classified as AST products. Accordingly, we believe our products are non-AST products. However, under the complex and evolving regulatory regime and due to the broad discretion the government authorities may have on interpretation, application and enforcement of the Alleviating Burden Opinion and related regulations, we cannot assure you that the government authorities will not take a contrary view, and it is thus unclear whether the products we provide will be classified as AST on academic subjects pursuant to the existing and future laws or regulations in mainland China or the opinion from the regulatory authorities. In the event that we are deemed to provide AST on academic subjects under any existing and future laws or regulations in mainland China or the opinion from the regulatory authorities, we may be subject to the provisions of the Alleviating Burden Opinion and other laws or regulations in mainland China in relation to AST, and we may be subject to fines or required to unwind the existing contractual agreements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.”

Regulation Related to Online Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration) and the Ministry of Industry and Information Technology jointly issued the Administrative Provisions on Online Publishing Services, which came into effect on March 10, 2016. Under the Administrative Provisions on Online Publishing Services, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. We currently do not hold an Online Publishing Service Permit. As of the date of this annual report, there are no implementation rules, explicit interpretation from the government authorities or prevailing enforcement practice deeming the provision of our content to our users through our apps as “online publishing” and requires an Online Publishing Service Permit. Nevertheless, it remains unclear whether the PRC local authorities would adopt a different practice. In addition, it remains uncertain whether the mainland China government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Cybersecurity, Data Security and Personal Information Protection

On June 22, 2007, the Ministry of Public Security of the People’s Republic of China and four other administrations jointly issued the Administrative Measures for the Hierarchical Protection of Information Security, which stipulate the obligations and duties related to the hierarchical protection of information security. Pursuant to the administrative measures, entities operating and using information systems shall determine the security protection grade of the information system, take corresponding protective measures based on the grading results, including, but not limited to, conducting evaluations on the security grade status of the information system on a regular basis and, for an information system of Grade II or above which has been put into operation, completing the record-filing procedures by the operator or user of such system, among others. On January 8, 2011, the State Council issued the Regulations of the People’s Republic of China on the Security Protection of Computer Information System, which, among others, stipulate the requirement for security grading protection of computer information systems.

Pursuant to the PRC Cybersecurity Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that network operators shall meet their cybersecurity obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records and reporting to governmental agencies. In addition, the PRC Cybersecurity Law requires that critical information infrastructures operators generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, this draft amendment was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which were promulgated by the Ministry of Public Security on September 15, 2018 and became effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against online apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. On November 28, 2019, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation further jointly issued a notice to classify and identify illegal collection and use of personal information.

On August 22, 2019, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. These Provisions apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of 14 via the internet. They require that network operators shall establish special rules and user agreements for protection of personal information for children under the age of 14, inform their guardians in a noticeable and clear manner, and shall obtain the consent of their guardians. When obtaining the consent of their guardians, network operators shall explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. The provisions also require that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and shall strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the Ministry of Industry and Information Technology and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. Further, the State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including, without limitation, suspension of business for rectification and revocation of permits and licenses.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which became effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On April 13, 2020, the CAC, the National Development and Reform Commission, and several other administrations jointly promulgated the Measures for Cybersecurity Review, which became effective on June 1, 2020. The Measures for Cybersecurity Review establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cybersecurity reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system. On December 28, 2021, the CAC, together with certain other the mainland China government authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services or online platform operators that are engaged in data processing activities that affect or may affect national security must apply for a cybersecurity review, and network platform operators that hold personal information of more than one million users and seek to list abroad shall also apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

The Personal Information Protection Law took effect in November 2021. The Personal Information Protection Law sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the Personal Information Protection Law specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Some information we collect, such as mobile numbers and viewing histories, may be deemed to be sensitive personal information under the Personal Information Protection Law. The Personal Information Protection Law also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications.

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

In February 2023, the CAC issued the Measures for Standard Contract for Outbound Data Transfer of Personal Information, which came into effect on June 1, 2023. According to the measures, in the cases where a personal information processor provides personal information abroad by concluding a standard contract, the contract should be concluded in strict compliance with the standard contract, which is attached as an annex to the measures. The measures further provide that the personal information processor should, within ten working days from the effective date of the standard contract, make filings with the local provincial network information department and submit the standard contract and personal information protection impact assessment report for record.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, effective on the same date. Pursuant to the provisions, a data processor providing data abroad may be exempted from applying for security assessment for data to be provided abroad, entering into a standard contract for personal information to be provided abroad or passing an authentication for the protection of personal information in the following situations: (i) the data provided to overseas parties is collected and generated in activities, such as international trade, cross-border transport, academic cooperation, transnational manufacturing and marketing, which do not contain personal information or important data; (ii) a data processor provides personal information collected and generated abroad to overseas parties after being provided to China for processing, and no domestic personal information or important data is introduced in the process of processing; (iii) it is necessary to provide personal information abroad for the purpose of concluding or performing a contract to which an individual concerned is a party, such as cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa handling and examination services; (iv) it is necessary to provide employees’ personal information abroad for the purpose of conducting cross-border human resources management in accordance with the employment rules and regulations formulated in accordance with the law and collective contracts concluded in accordance with the law; (v) it is necessary to provide personal information abroad in an emergency to protect the life, health and property safety of a natural person; and (vi) a data processor other than a critical information infrastructure operator provides personal information overseas of not more than 100,000 people (excluding sensitive personal information) in aggregate since January 1 of that year.

On July 10, 2023, the CAC and several other administrations jointly issued the Provisional Measures for the Administration of Generative Artificial Intelligence Services, effective from August 15, 2023. The Provisional Measures for the Administration of Generative Artificial Intelligence Services clarify the basic norms of generative artificial intelligence services from the aspects of content security, data security, personal information protection and service standards, among others.

As we provide information through our online apps and website, we are subject to these laws and regulations relating to protection of internet security and protection of privacy, and failure to comply with these laws and regulations could have a material adverse effect on us. For a detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes data in the ordinary course, and we are required to comply with PRC laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.”

Regulation Related to Distribution of Publications

The General Administration of Press and Publication and the Ministry of Commerce jointly issued the Administrative Regulations on Publications Market, effective on June 1, 2016. According to such regulations, any organization or individual engaged in wholesale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in mainland China is regulated on different administrative levels. An entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of the General Administration of Press and Publication; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of the General Administration of Press and Publication at the county level.

In addition, pursuant to the Administrative Regulations on Audio-Video Products last amended and effective on November 29, 2020, any entity engaged in the wholesale or retail distribution of audio-video products needs to hold a Permit for Operating Publications. To comply with the laws and regulations, we have obtained two Permits for Operating Publications as of the date of this annual report.

Regulation Related to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of mainland China, the SAPPRFT and the Ministry of Industry and Information Technology jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, on December 20, 2007, which came into effect on January 31, 2008 and were last amended on August 28, 2015. Under these provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet and providing service for other people to upload and transmit audio-visual programs, and providers of online audiovisual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On April 8, 2008, the SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to these regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Administrative Provisions on Internet Audio-Visual Program Service are eligible to apply for the license so long as those providers did not violate the laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the provisions.

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

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, providing that the classic literary works, radio, film and television programs, internet original audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs which have political orientation issues, copyright issues or content issues. We currently do not hold a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, operators of intellectual development apps are not explicitly required to obtain the Online Transmission of Audio-Visual Programs License. Nevertheless, it remains unclear whether the PRC local authorities would adopt a different practice. In addition, it remains uncertain whether the mainland China government authorities would issue more explicit interpretations and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Production and Operation of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs promulgated by the SAPPRFT are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to these measures, any entity that intends to produce or operate radio or television programs must first obtain the Production and Operation of Radio and TV Programs Permit from the SAPPRFT or its local branches.

To comply with the laws and regulations, we have obtained five Production and Operation of Radio and TV Programs Permits as of the date of this annual report.

Regulation Related to Internet Culture Activities

On May 10, 2003, the Ministry of Culture (currently known as Ministry of Culture and Tourism), promulgated the Interim Administrative Provisions on Internet Culture, which were last amended on December 15, 2017. These provisions require internet information services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the Ministry of Culture. “Internet cultural activity” is defined under these provisions as an act of providing internet cultural products and related services.

On May 14, 2019, the General Office of Ministry of Culture promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which requires that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that require an Internet Culture Business Operating License. To comply with relevant laws and regulations, we have obtained an Internet Culture Business Operating License as of the date of this annual report.

Regulation Related to Safety of Kindergarten Toys and Tools

Pursuant to the Kindergarten Management Regulations issued by the Ministry of Education of the PRC on September 11, 1989, kindergartens shall establish a safety protection system and shall not use toxic and harmful substances to make teaching tools and toys.

Pursuant to the Work Procedures for Kindergarten last amended by the Ministry of Education of the PRC on January 5, 2016 and became effective on March 1, 2016, the quality of kindergartens’ teaching tools shall comply with the requirements of the national safety standard. The toys and teaching tools shall remain in good safety and sanitary condition. As a provider of tech-powered, intellectual development products, we develop and provide various tools and devices for children. We have adopted necessary measures and internal control systems to comply with the above requirements.

Regulation Related to Advertising

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of mainland China are applied to the PRC Advertising Law, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and was last amended on April 29, 2021. Pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. Particularly, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations or obtaining a degree or qualification certificate; (ii) any express or implied guaranteed promise relating to education or training results; (iii) use of the names or images of research institutes, academic institutions, educational institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Any data, statistics, research result, summary, quotation and other quoted information used in an advertisement shall be authentic and accurate, with the source indicated. If the quoted information is subject to a scope of application or a valid period, the scope of application or valid period shall be clearly indicated. In addition, the minors under the age of ten shall not be used as advertisement endorsers. As we engage in advertising, we are subject to these laws and regulations relating to advertisement.

On February 25, 2023, the State Administration for Market Regulation issued Administrative Measures for Internet Advertising, which became effective on May 1, 2023. According to the measures, the PRC Advertising Law and these measures apply to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video or other means through websites, web pages, Internet apps or other Internet media within the territory of mainland China. The measures further set out requirements for Internet advertising activities, including, among others, (i) with regard to commodities or services ranked under competitive bidding, advertisement publishers shall mark conspicuously the word “advertisement” to distinguish them from the organic search results; (ii) where an Internet advertisement is published in the form of pop-up or otherwise, an advertiser and advertisement publisher shall clearly mark the closure sign to ensure the closure of the advertisement by one click; (iii) where an Internet advertisement is published by means of algorithmic recommendation or otherwise, the relevant rules of the algorithmic recommendation service and the record of advertisement placement shall be included in the advertisement archives; (iv) an Internet platform operator shall, in the process of providing Internet information services, take measures to prevent and stop illegal advertisements; (v) without the consent or request of users, or with explicit refusal by users, sending Internet advertisements to their vehicles, navigation equipment, intelligent home appliances and others are not allowed; and (vi) where the promotion of goods or services by online live streaming constitutes a commercial advertisement, a product seller or service provider should bear the responsibilities and obligations as an advertiser in accordance with the law.

Regulation Related to Intellectual Property Rights

Copyright and Software Registration

The Standing Committee of the National People’s Congress promulgated the PRC Copyright Law in 1990, which was last revised in 2020 and came into effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the Ministry of Industry and Information Technology jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On December 20, 2001, the State Council promulgated Computer Software Protection Regulations which came into effect on January 1, 2002 and were last amended on January 30, 2013. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Computer Software Copyright Registration Procedures on February 20, 2002 and amended them on June 18, 2004, which apply to software copyright registration, license contract registration and transfer contract registration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our software copyrights.

Patents

The Standing Committee of the National People’s Congress adopted the Patent Law of the PRC in 1984, which was last amended in 2020 and came into effect on June 1, 2021. A patentable invention or utility model must meet three conditions, namely novelty, inventiveness and practical applicability and a design for which patent rights are granted shall possess a clear distinction compared to the existing designs or a combination of characteristics of the existing designs. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under China Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a fifteen-year term for a design and a ten-year term for a utility model, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our patents.

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

Domain Name

The Administrative Measures on Internet Domain Names were promulgated by the Ministry of Industry and Information Technology on August 24, 2017, and came into effect on November 1, 2017. According to these measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of China, shall obtain a permit for this purpose from the Ministry of Industry and Information Technology or the communications administration of the local province, autonomous region or municipality directly under the central government. The registration of domain names is generally on a “first- apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for more details on the current situation of our domain names.

Regulation Related to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by State rules and standards and provide employees with appropriate workplace safety training. In addition, the mainland China government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all enterprises of mainland China are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the authorities. As all of our full-time employees are located in China, we are subject to the above laws and regulations in relation to employment.

Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010 and amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with the laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in mainland China shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation will become solely responsible for collecting social insurance premiums. As required by law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees based in mainland China, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance.

Housing Provident Fund

According to the Administrative Regulations on the Administration of Housing Provident Fund, which were promulgated and became effective on April 3, 1999, and were last amended on March 24, 2019, housing provident fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees.

A unit employer shall undertake registration of payment and deposit of the housing provident fund in the housing provident fund management center and, upon verification by the housing provident fund management center, open a housing provident fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. With respect to unit employers who violate the regulations hereinabove and fail to complete housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such unit employers shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to complete their registrations within the designated period shall be subject to a fine of between RMB10,000 and RMB50,000. When unit employers are in breach of these regulations and fail to pay deposit housing provident fund contributions in full amount as they fall due, the housing provident fund administration center shall order such unit employers to pay within a prescribed time limit, failing which an application may be made to a people’s court for compulsory enforcement. As required by law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees based in mainland China, including the housing provident fund.

Regulation Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under these regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of SAFE or its local counterparts has been obtained.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which came into effect on June 1, 2015 and was amended on December 30, 2019. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by the laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, was promulgated by SAFE on June 9, 2016 and became effective on the same date. Pursuant to Circular 16, enterprises registered in mainland China may also convert their foreign debts from foreign currency to Renminbi on a self- discretionary basis. Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in mainland China. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by laws and regulations of mainland China, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

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

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and is not within the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, since SAFE Circular 28 and Circular 330 are relatively new, it is unclear how SAFE and other government authorities as well as competent banks will carry this out in practice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

On January 12, 2017, the People’s Bank of China, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for entities in mainland China, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets × cross-border financing leverage ratio × macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by the People’s Bank of China and SAFE separately. However, although the transitional period ended on January 10, 2018, as of the date of this annual report, neither the People’s Bank of China nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan. We may not be able to obtain these government approvals or complete such registrations on a timely basis, or at all, with respect to future foreign loans we provide to our subsidiaries in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation in mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our subsidiaries in mainland China and the VIE in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulation on Foreign Exchange Registration of Overseas Investment by Residents of Mainland China

SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles by residents or entities of mainland China to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a special purpose vehicle refers to an offshore entity established or controlled, directly or indirectly, by residents of mainland China (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by residents of mainland China through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by residents of mainland China in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into a special purpose vehicle, residents of mainland China are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the residents of mainland China, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant residents or entities of mainland China to penalties under the PRC Foreign Exchange Administration Regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulations in mainland China relating to offshore investment activities by residents of mainland China may limit our mainland China subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are resident of mainland China to liability and penalties under laws and regulations of mainland China.”

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the circular and other rules and regulations, residents of mainland China who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are residents of mainland China must retain a qualified PRC agent, which could be a subsidiary in mainland China of the overseas publicly listed company or another qualified institution selected by the subsidiary in mainland China, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the residents of mainland China who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the exercise of the employee share options of the residents of mainland China. The foreign exchange proceeds received by residents of mainland China from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such residents of mainland China.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The subsidiaries in mainland China of such overseas listed company have obligations to file documents related to employee share options or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the subsidiaries in mainland China fail to withhold their income taxes according to laws and regulations, the subsidiaries in mainland China may face sanctions imposed by the tax authorities or other mainland China government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with regulations in mainland China regarding the registration requirements for employee stock incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.”

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

Regulation Related to Taxation

Enterprise Income Tax

On March 16, 2007, the NPC enacted the Enterprise Income Tax Law, which was last amended on December 29, 2018, and on December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which were amended on April 23, 2019. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects.

Under the PRC Enterprise Income Tax Law, an enterprise established outside mainland China with its “de facto management body” located in mainland China is considered a “resident enterprise,” which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in mainland China, or has an establishment or place of business in mainland China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside mainland China at the reduced rate of enterprise income tax of 10%. Dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

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

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in resident enterprises of mainland China without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in resident enterprise of mainland China. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. For more details, see “Item 10. Additional Information—E. Taxation.”

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-Added Tax and its implementation regulations, unless otherwise specified by laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for imposition of Value-Added Tax to Replace Business Tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services and VAT of a rate of 3% applies to small-scale taxpayers. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of mainland China are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation, and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of VAT Tax, or the Notice 39, which became effective on April 1, 2019. The Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%. For more details, see “Item 10. Additional Information—E. Taxation.”

Regulation Related to M&A and Overseas Listings

On August 8, 2006, six regulatory agencies in mainland China, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Market Regulation, the CSRC and SAFE jointly issued the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require that (i) entities or individuals in mainland China obtain the Ministry of Commerce’s approval before they establish or control a special purpose vehicle overseas, provided that they intend to use the special purpose vehicle to acquire their equity interests in a company in mainland China at the consideration of newly issued share of the special purpose vehicle, and list their equity interests in mainland China company overseas by listing the special purpose vehicle in an overseas market; (ii) the special purpose vehicle obtains the Ministry of Commerce’s approval before it acquires the equity interests held by the entities or individual in mainland China in the company in mainland China at the consideration of newly issued share of the special purpose vehicle; and (iii) the special purpose vehicle obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, and the Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On March 10, 2023, the State Administration for Market Regulation promulgated the Provisions on the Review of Concentrations of Undertakings, the Provisions on Prohibition of Monopoly Agreements and the Provisions on Prohibition of Abuse of Market Dominance, effective on April 15, 2023, which further implement the Anti-Monopoly Law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—M&A Rules and certain other regulations in mainland China establish complex procedures for certain acquisitions of companies in mainland China by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.”

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Measures, such as promoting the construction of regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. According to the Trial Measures, (i) where an issuer, which is a domestic company or an overseas company determined as indirect overseas offering and listing of a domestic company, seeks for follow-on offering of securities in the same overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after the completion of such follow-on offering; (ii) where an issuer seeks for offering and listing of securities in other overseas market after its initial public offering, the issuer shall submit filings with the CSRC within three business days after such application is submitted; (iii) if the overseas offering and listing of the issuer is considered as indirect overseas offering and listing of a domestic company, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC; (iv) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (v) the issuer shall report relevant information to the CSRC within three business days after the occurrence and announcement of the following events: (a) change in control of the issuer; (b) the issuer is subject to investigation, sanction and other measures imposed by the overseas securities regulatory authorities or other authorities; (c) the issuer changes its listing status or the listing board; (d) the issuer terminates the listing voluntarily or compulsorily; (vi) the issuer shall report relevant information to the CSRC within three business days after any significant change in the main business operation of the issuer, if such change in business operation makes the issuer no longer need to comply with the filing requirements.

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

As a supplement to the Trial Measures, the CSRC, Ministry of Finance of mainland China, National Administration of State Secrets Protection and National Archives Administration of mainland China, jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies on February 24, 2023, which came into effect on March 31, 2023. These provisions requires that any domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials containing state secrets or working secrets of governmental agencies to any individuals or entities including securities companies, securities service providers and overseas regulators, shall first obtain an approval from competent mainland China government authorities, and shall file with the secrecy administrative department at the same level.

Regulation Related to Anti Long-Arm Jurisdiction

The Ministry of Commerce issued the Provisions on the List of Unreliable Entities on September 19, 2020. Pursuant to the provisions, government authorities decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion according to their investigation results and by taking the following factors into comprehensive consideration. Such factors include: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; and/or (vi) other necessary measures.

On January 9, 2021, the Ministry of Commerce promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures. Pursuant to these rules, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislations and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determines that there exists unjustified extra-territorial application of foreign legislations and other measures, the Ministry of Commerce may issue an injunction providing that the foreign legislations and other measures shall not be accepted, executed or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our major subsidiaries, the VIE and its major subsidiaries, as of December 31, 2023:

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

Contractual Arrangements with the VIE and Its Shareholders

To comply with laws and regulations in mainland China which has certain limitation of foreign control of companies that engage in value added telecommunication services and certain other businesses, our Group primarily conduct our business in mainland China through the VIE and VIE’s subsidiaries. The equity interests of the VIE are legally held by the nominee shareholders in mainland China. Through the contractual agreements, the nominee shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to our WFOEs, who immediately assigned the voting rights underlying their equity interests in the VIE to our company. Therefore, our company has the power to direct the activities of the VIE that most significantly impact its economic performance to the extent that our company has satisfied the conditions for consolidation of the VIE under U.S. GAAP. Our company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE, to the extent that our company has satisfied the conditions for consolidation of the VIE under U.S. GAAP. Based on the above, our company is considered the primary beneficiary of the VIE for accounting purposes and we consolidate the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification, or ASC, 810, Consolidation, or ASC 810.

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

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement between Hongen Investment, Tianjin Hongen and the nominee shareholders, Hongen Investment has the exclusive right to provide technical and consulting services to Tianjin Hongen and its subsidiaries, including, but not limited to, management consultancy services, permission of intellectual property rights, technical support and business support. Without the prior written consent of Hongen Investment, Tianjin Hongen may not accept any services subject to this exclusive management services and business cooperation agreement from any third party, while Hongen Investment has the right to designate any party to provide such services. In return, Tianjin Hongen agrees to pay a service fee to Hongen Investment. Hongen Investment has the right to unilaterally adjust the service fee. The exclusive management services and business cooperation agreement is effective within the operating period of Tianjin Hongen. Hongen Investment may terminate this agreement unilaterally, whereas under no circumstances can the Tianjin Hongen and the nominee shareholders terminate this agreement.

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

As of the date of this annual report, we have completed the filings of educational apps for all of our major products as non-AST apps; furthermore, we have not received any notification from any regulatory authority in mainland China, indicating that our products are classified as AST products and shall be further regulated by those provisions of the Alleviating Burden Opinion that may affect our ownership structures and contractual arrangements. Therefore, in the opinion of the Tian Yuan Law Firm, our PRC counsel, (i) the ownership structures of the VIE and our WFOEs are not in violation of applicable laws and regulations in mainland China currently in effect; and (ii) the contractual agreements are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations in mainland China currently in effect.

We have been further advised by our PRC counsel that there are substantial uncertainties in the legal system in mainland China resulting from current or future laws, regulations, policies in mainland China or requirements from regulatory authorities. Thus, the mainland China government may ultimately take a view contrary to the opinion of our PRC counsel. These uncertainties in the legal system in mainland China could cause the regulatory authorities to find the current contractual agreements and businesses to be in violation of any existing or future laws or regulations in mainland China and could limit our ability to enforce our rights under these contractual agreements. Furthermore, the nominee shareholders of the VIE may have interests that are different from our interests, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE. In addition, if the nominee shareholders will not remain the shareholders of the VIE, breach or cause the VIE to breach, or refuse to renew, the existing contractual agreements we have with them and the VIE, we may not be able to effectively control the VIE and receive economic benefits from it, which may result in deconsolidation of the VIE.

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

As of December 31, 2023, there were no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and VIE’s subsidiaries are without recourse to us.

D.Property, Plant and Equipment

We lease offices in Beijing with premises of 7,547 square meters and offices in Chengdu with premises of 228 square meters primarily from Perfect World Group, an affiliate of ours. We lease employee dormitory facilities in Hubei Province of 146 square meters. We also lease warehouse facilities in Zhongshan, Guangdong Province, for an aggregate of 12,473 square meters. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

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

We are a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children.

Our products mainly include (i) interactive and self-directed apps and (ii) offline products. Our apps have attracted a user base of 23.04 million average total MAUs in 2023. We primarily generate revenues from users’ paid subscriptions for the premium content of our smart digital apps. We also generate revenues from the sale of offline products to both individual users and organizations.

Our revenues increased from RMB944.7 million in 2021 to RMB985.5 million in 2022, and further increased to RMB1,018.1 million (US$143.4 million) in 2023.

Our gross profit also increased from RMB660.6 million in 2021 to RMB691.2 million in 2022, and further increased to RMB721.3 million (US$101.6 million) in 2023. We had operating loss of RMB54.2 million in 2021, and operating income of RMB111.6 million and RMB159.9 million (US$22.5 million) in 2022 and 2023, respectively. Additionally, we incurred net loss of RMB37.1 million in 2021, and net income of RMB109.8 million and RMB180.9 million (US$25.5 million) in 2022 and 2023, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors in the industry in which we operate. We have benefited from the China’s overall economic growth, significant urbanization rate and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on products that make child-upbringing more efficient and less burdensome for parents. Our results of operations and financial condition are also affected by a number of technological advancements in the industry in which we operate, including technological advancements in interaction, and other content features that contribute to continued improvement in children’s intellectual development experience, as well as the increasing mobile internet penetration in China.

While our business is influenced by these general factors, we believe our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to grow our user base and enhance user engagement

We currently derive all of our online subscriptions revenue from subscription fees charged to users for the premium content on our online apps. Our revenue is mainly driven by our ability to grow the number of active users and our ability to convert a greater portion of our active users into paying users. We track the average total MAUs for each of our apps, which is the number of unique mobile devices through which such app is accessed at least once in a given month, as a key metric for our user base and our users’ level of engagement. Our ability to maintain and enhance user engagement, depends on, among other things, our ability to continually offer popular tech-powered, intellectual development products and provide an entertaining and effective experience for children to develop various cognitive abilities. The number of our average total MAUs grew from 16.40 million in 2021 to 19.86 million in 2022, and further to 23.04 million in 2023. The number of paying users was 4.44 million, 4.75 million, and 4.27 million in 2021, 2022 and 2023, respectively. The slight decrease in the number of paying users from 2022 to 2023 reflects a normalization from the heightened demand driven by more indoor activities during the pandemic. In addition, many of our paying users have made repeated purchases and/or extended their subscriptions across our diverse product offerings, thereby increasing their contribution to our revenues while not directly affecting the number of paying users. Going forward, we intend to continually enhance user experience, user satisfaction and user engagement across our products. We also intend to continue diversifying our product portfolio and refining and upgrading our existing products.

Our ability to increase average spending of paying users

Our revenues are also driven by the increase in average revenue per paying user for our products. Our management reviews average revenue per paying user as an operating metric to evaluate the fluctuations in revenues partly driven by our loyal and growing user base for a certain period, through which we believe investors could better understand the underlying reasons for the changes in revenues in the corresponding period. Average revenue per paying user is calculated as our revenue for a specified period divided by the number of paying users for the same period. Our revenues increased from RMB944.7 million in 2021 to RMB985.5 million in 2022, and further to RMB1,018.1 million (US$143.4 million) in 2023. Our average revenue per paying user was RMB212.8, RMB207.5 and RMB238.7 (US$33.6) in 2021, 2022 and 2023, respectively. Average revenue per paying user is primarily determined by our ability to provide a suite of diversified products tailored to families’ child-upbringing needs and children’s intellectual curiosity, the perceived effectiveness of our content, as well as our pricing strategies. Leveraging our strong in-house original content development expertise and our application of advanced technologies, we intend to continue to expand our product offerings to cover a wider array of areas, through a more diverse selection of content delivery formats. We determine our pricing primarily based on our assessment of the market demand, as well as certain other factors, such as the availability of competing products.

Our ability to optimize our product offerings

We offer a diversified suite of integrated online and offline products to individual users, organizations and distributors, and our results are affected by the gross margins for the mix of products we offer. Leveraging our integrated approach in diversifying and managing our product offerings, we have expanded our offerings in a scalable manner through effectively lowering our marginal costs. Our gross profit increased from RMB660.6 million in 2021 to RMB691.2 million in 2022, and further increased to RMB721.3 million (US$101.6 million) in 2023. Our gross margin also increased from 69.9% in 2021 to 70.1% in 2022, and further to 70.8% in 2023. We intend to continue to leverage our integrated strategy to optimize our product mix and develop new products that meet diversified needs of both individual users and organizations.

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

Our ability to continue to upgrade our technological capabilities

We have a strong ability to build advanced technologies into our apps and content creation, which differentiates us from our competitors and is also a key factor that affects our revenues and financial results. We also employ strong in-house content development expertise in intellectually stimulating materials, entertainment features, video and audio effects as well as art design. We leverage our expertise in applying advanced technologies to fuse our content with elements of fun. We also utilize AI technologies and big data analysis to provide superior user experience. We will continue to increase our investments in developing and upgrading our technology with a focus on providing an interactive and effective intellectual development experience. Our emphasis will be on technological advancement, such as proprietary AR technologies, AI technologies underlying children-focused voice recognition and assessment tools and adaptive functionalities, as well as the intellectual stimulation, entertainment and interactive features of our products. We believe our ability to grow our business significantly depends on our ability to continue to upgrade our technological capabilities to optimize our products.

Key Components of Results of Operations

Revenues

We generate revenues from online subscription fees charged to users for premium content on our online apps, as well as sales of offline products and others. Beginning in 2022, as we continued to expand our online offerings and further integrate the online and offline product offerings, revenues from traditional offline products as a percentage of total revenues declined to less than 10%, thus we started reporting our revenues in an aggregate category.

In 2021, 2022 and 2023, our revenues were RMB944.7 million, RMB985.5 million and RMB1,018.1 million (US$143.4 million), respectively.

Cost of revenues

Our cost of revenues primarily consists of channel costs and product costs. The channel costs mainly include commission paid to third-party online app stores and to third-party distributors for our online self-directed apps. Our cost of revenues also includes payroll and welfare expenses, freight costs and others. The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of Revenues:
Channel costs	181,557	19.2	197,246	20.0	208,008	29,297	20.4
Product costs	55,208	5.8	48,387	4.9	42,927	6,046	4.2
Payroll and welfare	18,716	2.0	17,390	1.8	14,437	2,033	1.4
Freight	5,848	0.6	5,524	0.6	4,821	679	0.5
Others	22,769	2.5	25,796	2.6	26,675	3,758	2.7
Total cost of revenues	284,098	30.1	294,343	29.9	296,868	41,813	29.2

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	415,334	44.0	313,481	31.8	257,546	36,275	25.3
Sales and marketing expenses	202,093	21.4	156,916	15.9	199,504	28,100	19.6
General and administrative expenses	97,445	10.3	109,195	11.1	104,334	14,695	10.2
Total operating expenses	714,872	75.7	579,592	58.8	561,384	79,070	55.1

Research and development expenses. Our research and development expenses primarily consist of payroll and welfare expenses, outsourcing expenses related to third-party research and development service providers, rental expenses for office space, and to a lesser extent, share-based compensation to our personnel engaged in content development and technology development, and others. The following table breaks down our total research and development expenses by categories, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Research and development expenses:
Payroll and welfare	317,725	33.6	258,466	26.2	216,799	30,536	21.3
Rental	19,030	2.0	17,847	1.8	15,254	2,148	1.5
Outsourcing	63,712	6.7	18,329	1.9	12,288	1,731	1.2
Share-based compensation	5,431	0.6	6,377	0.6	4,055	571	0.4
Others	9,436	1.1	12,462	1.3	9,150	1,289	0.9
Total research and development expenses	415,334	44.0	313,481	31.8	257,546	36,275	25.3

Sales and marketing expenses. Our sales and marketing expenses primarily consist of advertisement and promotion expenses, payroll and welfare expenses and office rental expenses.

General and administrative expenses. Our general and administrative expenses primarily consist of payroll and welfare expenses, professional fees, certain compliance costs as a public company and share-based compensation to our management employees involved in general corporate functions and administrative matters.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

Mainland China

Generally, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, which are considered resident enterprises of mainland China under mainland China tax law, are subject to enterprise income tax on their worldwide taxable income as determined under tax laws and regulations of mainland China and accounting standards at a rate of 25%.

An enterprise may benefit from preferential tax treatment under the Enterprise Income Tax Law if it qualifies as a “Software Enterprise.” Tianjin Hongen qualified as a Software Enterprise and is entitled to an exemption from enterprise income tax for two years starting 2020, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a Software Enterprise is subject to annual evaluation by the relevant authorities. In 2021, Tianjin Hongen qualified as a “high and new-technology enterprise” and enjoyed a preferential tax rate of 15% for three years starting from 2021. We expect to adopt the tax reduction as software enterprise in the annual filing of enterprise income taxes for the fiscal year of 2023, which will be completed in May 2024.

Our online subscriptions are subject to VAT at the rate of 6% for general VAT payer entities. The entities that are engaged in the sale of offline products are generally required to pay VAT at a rate of 13% (or other applicable value added tax rate implemented by the provision regulation) of the gross sales proceeds received, less any creditable value added tax already paid or borne by the taxpayer.

Dividends paid by our wholly foreign owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and files an application package with the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a resident enterprise of mainland China for income tax purposes in mainland China, such classification could result in unfavorable tax consequences to us and our shareholders who are non-residents of mainland China or ADS holders.”

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage)
Revenues	944,722	100.0	985,517	100.0	1,018,139	143,402	100.0
Cost of revenues(1)	(284,098)	(30.1)	(294,343)	(29.9)	(296,868)	(41,813)	(29.2)
Gross profit	660,624	69.9	691,174	70.1	721,271	101,589	70.8
Operating expenses
Research and development expenses(1)	(415,334)	(44.0)	(313,481)	(31.8)	(257,546)	(36,275)	(25.3)
Sales and marketing expenses(1)	(202,093)	(21.4)	(156,916)	(15.9)	(199,504)	(28,100)	(19.6)
General and administrative expenses(1)	(97,445)	(10.3)	(109,195)	(11.1)	(104,334)	(14,695)	(10.2)
Total operating expenses	(714,872)	(75.7)	(579,592)	(58.8)	(561,384)	(79,070)	(55.1)
Operating income (loss)	(54,248)	(5.8)	111,582	11.3	159,887	22,519	15.7
Other income, net	17,052	1.8	21,190	2.2	42,686	6,012	4.2
Income (loss) before income taxes	(37,196)	(4.0)	132,772	13.5	202,573	28,531	19.9
Income tax benefits (expenses)	145	0.0	(22,953)	(2.3)	(21,666)	(3,052)	(2.1)
Net income (loss)	(37,051)	(4.0)	109,819	11.2	180,907	25,479	17.8

Notes:

(1)	Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
Cost of revenues	940	348	299	42
Research and development expenses	5,431	6,377	4,055	571
Sales and marketing expenses	3,010	1,599	707	100
General and administrative expenses	5,794	4,720	4,374	616
Total	15,175	13,044	9,435	1,329

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues increased by 3.3% from RMB985.5 million in 2022 to RMB1,018.1 million (US$143.4 million) in 2023.

The increase in revenues was primarily driven by the continual expansion of our product offerings, as well as the enhanced user engagement in our products. Average total MAUs were 23.04 million in 2023, representing an increase of 16.0% from 19.86 million in 2022. The increase in our active users was driven by our unwavering commitment to original intellectual development content and our utilization of advanced technologies, which represent the two cornerstones contributing to our success. We have carried out the strategy to increase our product mix and diversification and we plan to continue to introduce new products in the foreseeable future to further diversify our monetization channels and solidify our competitive position.

We plan to continue to invest in improving product quality and user experience and build out our already strong pipeline, adding more interactive product offerings to our comprehensive product portfolio.

Cost of revenues

Our cost of revenues was RMB294.3 million in 2022 and RMB296.9 million (US$41.8 million) in 2023, which remained stable.

Gross profit

As a result of the foregoing, our gross profit increased by 4.4% from RMB691.2 million in 2022 to RMB721.3 million (US$101.6 million) in 2023. Our gross margin was 70.8% in 2023, compared with 70.1% in 2022, which was relatively stable.

Operating expenses

Our total operating expenses decreased by 3.1% from RMB579.6 million in 2022 to RMB561.4 million (US$79.1 million) in 2023.

Research and development expenses. Our research and development expenses decreased by 17.9% from RMB313.5 million in 2022 to RMB257.5 million (US$36.3 million) in 2023, primarily attributable to the decreased payroll and welfare expenses for our research and development personnel, which decreased from RMB258.5 million in 2022 to RMB216.8 million (US$30.5 million) in 2023, as well as decreased outsourcing expenses from RMB18.3 million in 2022 to RMB12.3 million (US$1.7 million) in 2023 due to prudent deployment of research and development efforts and continually increased operational efficiency.

Sales and marketing expenses. Our sales and marketing expenses increased by 27.2% from RMB156.9 million in 2022 to RMB199.5 million (US$28.1 million) in 2023, primarily attributable to the increase in advertising and promotion expenses from RMB80.0 million in 2022 to RMB120.8 million (US$17.0 million) in 2023, primarily due to increased strategic spending on promotional activities and brand enhancement.

General and administrative expenses. Our general and administrative expenses were RMB109.2 million in 2022 and RMB104.3 million (US$14.7 million) in 2023, which remained relatively stable.

Operating income

Our operating income increased by 43.3% from RMB111.6 million in 2022 to RMB159.9 million (US$22.5 million) in 2023.

Income tax expenses

Our income tax expenses were RMB21.7 million (US$3.1 million) in 2023, compared to RMB23.0 million in 2022.

Net income

As a result of the foregoing, our net income increased by 64.8% from RMB109.8 million in 2022 to RMB180.9 million (US$25.5 million) in 2023.

Year ended December 31, 2022 compared to year ended December 31, 2021

For a detailed description of the comparison of our operating results for the year ended December 31, 2022 to the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our Annual Report on Form 20-F filed with the SEC on April 25, 2023.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP financial measures, such as adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS, as supplemental metrics in reviewing and assessing our operating performance and formulating our business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS as operating income (loss), net income (loss) and diluted net income (loss) per ADS excluding share-based compensation expenses, respectively.

Adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses, which are non-cash charges. We believe that these non-GAAP financial measures provide useful information to investors in understanding and evaluating our current operating performance and prospects in the same manner as management does, if they so choose.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS. In addition, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS in 2021, 2022 and 2023 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are operating income (loss), net income (loss) and diluted net income (loss) per ADS:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Operating income (loss)	(54,248)	111,582	159,887	22,519
Add: share-based compensation expenses	15,175	13,044	9,435	1,329
Adjusted operating income (loss) (non-GAAP)	(39,073)	124,626	169,322	23,848
Net income (loss)	(37,051)	109,819	180,907	25,479
Add: share-based compensation expenses	15,175	13,044	9,435	1,329
Adjusted net income (loss) (non-GAAP)	(21,876)	122,863	190,342	26,808
Diluted net income (loss) per ADS	(0.69)	2.03	3.30	0.46
Impact of non-GAAP adjustments	0.28	0.24	0.18	0.03
Adjusted diluted net income (loss) per ADS (non-GAAP)	(0.41)	2.27	3.48	0.49

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	38,214	188,466	172,122	24,242
Net cash used in investing activities	(31,951)	(32,842)	(6,509)	(917)
Net cash provided by (used in) financing activities	410	(6,956)	(9,448)	(1,331)
Net increase (decrease) in cash and cash equivalents	(6,320)	194,637	163,768	23,067
Cash and cash equivalents at the beginning of the year	861,682	855,362	1,049,999	147,889
Cash and cash equivalents at the end of the year	855,362	1,049,999	1,213,767	170,956

In 2021, 2022 and 2023, we have financed our operating and investing activities primarily through net cash generated by operating activities and equity financing. As of December 31, 2021, 2022 and 2023, our cash and cash equivalents were RMB855.4 million, RMB1,050.0 million and RMB1,213.8 million (US$171.0 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, deposits and highly liquid investments placed with banks and have original maturities of less than three months.

We had a working capital surplus as of December 31, 2021, 2022 and 2023. We prudently manage our working capital to support our business and operations. We had a positive cashflow from operations of RMB38.2 million in 2021, RMB188.5 million in 2022 and RMB172.1 million (US$24.2 million) in 2023.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this report. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2023, 62.7% of our cash and cash equivalents were held in mainland China, and 61.5% of our cash and cash equivalents were denominated in Renminbi. As of December 31, 2023, 60.9% of our cash and cash equivalents were held by the VIE and VIE’s subsidiaries. Although we consolidate the results of the VIE and VIE’s subsidiaries, we only have access to the assets or earnings of the VIE and VIE’s subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our revenues are denominated in Renminbi. Under existing foreign exchange regulations in mainland China, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a majority of our future revenues will be denominated in Renminbi. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our subsidiaries in mainland China are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The mainland China government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2023 was RMB172.1 million (US$24.2 million), as compared to net income of RMB180.9 million (US$25.5 million) in the same period. The difference was the result of a decrease in working capital that primarily consists of a RMB60.5 million (US$8.5 million) decrease in deferred revenue and customer advances, which was partially offset by (i) a RMB18.3 million (US$2.6 million) decrease in accounts receivable, and (ii) a RMB13.3 million (US$1.9 million) decrease in prepayments and other current assets; the decrease in working capital was further offset by adding back RMB11.7 million (US$1.6 million) for depreciation and amortization and RMB10.3 million (US$1.5 million) for non-cash operating lease expenses.

Net cash generated from operating activities in 2022 was RMB188.5 million, as compared to net income of RMB109.8 million in the same period. The difference was the result of adding back of RMB21.6 million for non-cash operating lease expenses, RMB13.0 million for share-based compensation and RMB10.8 million for depreciation and amortization, as well as an increase in working capital that primarily consists of a RMB76.1 million increase in deferred revenue and customer advances and a RMB29.0 million increase in accrued expenses and other current liabilities, which was partially offset by (i) a RMB29.8 million increase in prepayments and other current assets, (ii) a RMB28.5 million increase in accounts receivable, and (iii) a RMB21.3 million decrease in operating lease liabilities.

Net cash generated from operating activities in 2021 was RMB38.2 million, as compared to net loss of RMB37.1 million in the same period. The difference was the result of adding back of RMB21.8 million for non-cash operating lease expenses and RMB15.2 million for share-based compensation, as well as an increase in working capital that primarily consists of (i) a RMB34.4 million increase in deferred revenue and customer advances, (ii) a RMB21.6 million decrease in accounts receivable, and (iii) a RMB10.2 million increase in accrued expenses and other current liabilities, which was partially offset by a RMB25.8 million decrease in operating lease liabilities and a RMB12.6 million increase in inventories.

Investing activities

Net cash used in investing activities in 2023 was RMB6.5 million (US$0.9 million), which was due to purchase of intangible assets and property and equipment.

Net cash used in investing activities in 2022 was RMB32.8 million, which was due to payment for a long-term investment, as well as purchase of intangible assets and property and equipment.

Net cash used in investing activities in 2021 was RMB32.0 million, which was due to purchase of intangible assets and purchase of property and equipment.

Financing activities

Net cash used in financing activities in 2023 was RMB9.4 million (US$1.3 million), primarily related to RMB9.5 million (US$1.3 million) cash paid to repurchase ordinary shares.

Net cash used in financing activities in 2022 was RMB7.0 million, primarily related to RMB7.0 million cash paid to repurchase ordinary shares.

Net cash provided by financing activities in 2021 was RMB0.4 million, primarily related to a RMB0.5 million proceeds from exercise of share options.

Capital expenditures

Our capital expenditures are primarily related to purchase of property and equipment and intangible assets. Our capital expenditures were RMB32.3 million, RMB6.6 million and RMB6.5 million (US$0.9 million) in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to achieve our strategic business objectives.

Material Cash Requirements

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment due by December 31,
		Less than			Over-5
	Total	1 Year	1-3 Years	3-5 Years	Years

	(in thousands of RMB)
Operating lease commitments(1)	4,137	1,985	2,152	—	—
Purchase commitments(2)	5,059	5,059	—	—	—
Total	9,196	7,044	2,152	—	—

Notes:

(1)	Represents future minimum payments under non-cancelable operating leases related to offices.
(2)	Represents future minimum payments for purchases of intangible assets.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023. In February 2024, we acquired intellectual property assets related to Cosmicrew from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, for a total consideration of RMB64.0 million (US$9.0 million).

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Certain subscriptions have contracts with no fixed duration and are marketed as indefinite term subscriptions. For these indefinite term subscriptions, we estimate the expected contract period based on users’ historical usage patterns and contract period of comparable subscriptions, or the products’ designed features and anticipated usage patterns, and recognize related revenue ratably over the expected contract period. In addition, some contracts with customers include promises to transfer multiple online subscriptions and offline products. We have determined that the offerings of material online subscriptions and offline products are separate performance obligations under ASC 606, as customers may benefit from them on their own and our promises to deliver the subscription interests and the offline products are separately identifiable from each other. Revenue is allocated to each identified performance obligation based on its relative standalone selling price. In instances where a standalone selling price is not directly observable, considerations are allocated using adjusted market assessment approach and an expected cost plus margin approach. Determining the expected contract period for subscriptions with no fixed duration and standalone selling price of each separate unit may require management judgment. We believe the use of our estimation approach and allocation of the transaction price on a relative standalone selling price basis to each performance obligation result in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606.

Share-Based Compensation

The fair value of share options was determined using the binomial option pricing model, with the assistance from an independent third-party valuation firm. The binomial option pricing model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatilities, we have made reference to historical volatilities of several comparable companies. The suboptimal exercise factor was estimated based on our expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The fair value of the ordinary shares is one-fifth of the price of our ADSs publicly traded on the NYSE.

The assumptions used to estimate the fair value of the options granted are listed in the table below. We did not grant any options in 2021 or 2023.

For the year ended December 31,
2022
Fair value per ordinary share as at valuation date	US$0.41
Risk-free rate	3.44%
Expected volatility	71.71%
Exercise multiple	2.2 — 2.8

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	52	Chairman of the Board of Directors
Peng Dai	44	Director and Chief Executive Officer
Hanfeng Chi	57	Director
Vivien Weiwei Wang	46	Director and Chief Financial Officer
Wenbin Lu	40	Chief Technology Officer
Wendy Hayes	54	Independent Director
Xuenan Li	46	Independent Director

Mr. Michael Yufeng Chi is our founder and has served as the chairman of our board of directors since our inception. Mr. Chi founded Beijing Jinhongen Co., Ltd. in 1996, the predecessor of Hongen Education. Mr. Chi has been overseeing and directing the business of Hongen Education since its inception. From 2003 to 2004, Mr. Chi also served as the vice president and the chief technology officer of Tsinghua Unisplendour Corporation Limited, an information technology infrastructure product and service provider in China listed on the Shenzhen Stock Exchange. In 2004, Mr. Chi founded the Perfect World Group, a leading global entertainment company focusing on original content creation and technology. From 2006 to 2015, Mr. Chi served as the chairman of the board of Perfect World Co., Ltd., a leading online game developer and operator in China that was listed on the Nasdaq from 2007 to 2015. Mr. Chi currently serves as the chairman of the board of Perfect World Group, the chairman of the board of Perfect World Co., Ltd. (SZSE: 002624), a leading online games and film company listed on the Shenzhen Stock Exchange, and a visiting professor at Tsinghua University. Mr. Chi received a bachelor’s degree in chemistry from Tsinghua University in 1994, an MBA from China Europe International Business School in 2004, and a doctoral degree in business administration from Singapore Management University in 2019. Mr. Michael Yufeng Chi is the brother of Mr. Hanfeng Chi.

Mr. Peng Dai has served as our chief executive officer since July 2017 and served as our director since June 2020. Mr. Dai joined us since our inception and has led the establishment and development of a series of our tech-powered, intellectual development products. Prior to joining us, Mr. Dai served as the senior strategy and investment director of Perfect World Group from September 2015 to January 2016. Prior to that, Mr. Dai served as the strategy and business development director of the mobile business group of Lenovo from January 2012 to August 2015, where he was responsible for global strategic operations and business development of Lenovo’s smart phone, tablet and smart television business. Mr. Dai worked as a consultant at Boston Consulting Group with a focus on serving technology companies in respect of strategy, operation and mergers and acquisitions from September 2008 to December 2011. Mr. Dai received a bachelor’s degree in computer science and technology, a master’s degree in computer science and technology and a doctoral degree in computer science from Tsinghua University in 2002, 2004 and 2008, respectively.

Mr. Hanfeng Chi has served as our director since our inception. Mr. Chi has over 20 years of experience and expertise in the intellectual development industry in China. Since 1996, Mr. Chi has held various positions in Hongen Education. Mr. Chi received an associate’s degree from Shenzhen University in 1991. Mr. Hanfeng Chi is the brother of Mr. Michael Yufeng Chi.

Ms. Vivien Weiwei Wang has served as our director since June 2020, as our chief financial officer since September 2020 and as a director of Perfect World Group since September 2020. Prior to that, Ms. Wang served as the senior vice president and secretary of the board of directors of Perfect World Co., Ltd. (SZSE:002624) from 2016 to 2020, and was responsible for capital markets, corporate development, investment, finance, supply chain management, intellectual property, internal control and risk management. Ms. Wang served, first as the vice president and subsequently as senior vice president of Perfect World Co., Ltd. (a then Nasdaq-listed company) and held various senior positions at Perfect World Group from 2007 to 2016. Ms. Wang has extensive experience in the U.S. and Chinese capital markets and has more than two decades of expertise in finance and investments. Ms. Wang was extensively involved in the IPO and Nasdaq-listing of Perfect World Co., Ltd. in 2007, and led its privatization in 2015 and its subsequent listing on the Shenzhen Stock Exchange in 2016. Before joining Perfect World Group, Ms. Wang worked as a senior financial analyst at Autodesk, Inc., a Nasdaq-listed technology company based in North California, from 2006 to 2007. Prior to that, Ms. Wang worked as a senior associate at PricewaterhouseCoopers Zhong Tian LLP from 2000 to 2004. Ms. Wang received a bachelor’s degree in business administration from Guanghua School of Management, Peking University in 2000 and an MBA from UCLA Anderson School of Management in 2006.

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

Ms. Wendy Hayes has served as our independent director since October 2020. Ms. Hayes has served as an independent director of SharkNinja, Inc. (NYSE: SN) since July 2023, Apollomics Inc. (NASDAQ:APLM) since March 2023, SciClone Pharmaceuticals (Holdings) Limited (SEHK: 6600) since March 2021, Burning Rock Biotech Limited (NASDAQ: BNR) since June 2020 and Tuanche Limited (NASDAQ: TC) since November 2018. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

Dr. Xuenan Li has served as our independent director since October 2020. Dr. Li has served as an independent director of Qinchuan Machine Tool & Tool Group (SZSE: 000837) since July 2, 2021. Dr. Li has served as a full professor in finance at Cheung Kong Graduate School of Business since 2022, where she had been an associate professor from 2016 to 2022, and an assistant professor from 2012 to 2016. Before joining Cheung Kong Graduate School of Business as a visiting assistant professor in 2011, Dr. Li served as an assistant professor in finance at University of Michigan, Stephen M. Ross School of Business from 2007 to 2012. Dr. Li received her bachelor’s degrees in physics and economics from Peking University in 1998, her Ph.D. in physics from University of Massachusetts, Amherst, in 2002, and her Ph.D. in finance from University of Rochester in 2008.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of RMB18.8 million (US$2.6 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in mainland China, the VIE and VIE’s subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case, we will provide severance payments to the terminated executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party that we received and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

Share Incentive Plan

In January 2019, the VIE adopted a share incentive plan to provide incentives and rewards to our employees, directors and consultants and to promote the success of our business. In June 2020, iHuman Inc. adopted a share incentive plan, or the 2020 Plan, under which outstanding options previously granted by the VIE were carried over on a one-for-one basis with identical terms and conditions under the 2020 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 19,684,555, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. As of March 31, 2024, 14,918,287 options have been granted and are outstanding under the plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. The options may be exercised in cash or through cashless exercise.

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

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

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

Ordinary Shares
Underlying
	Options	Exercise Price
Name	Granted	(US$/share)	Date of Grant	Date of Expiration
Michael Yufeng Chi	—	—	—	—
Peng Dai	—	—	—	—
Hanfeng Chi	*	0.05	November 30, 2020	November 29, 2030
			December 15, 2022	December 14, 2032
Vivien Weiwei Wang	3,720,000	0.05	September 8, 2020	September 7, 2030
			December 15, 2022	December 14, 2032
Wenbin Lu	—	—	—	—
Wendy Hayes	*	0.05	November 30, 2020	November 29, 2030
			December 15, 2022	December 14, 2032
Xuenan Li	*	0.05	November 30, 2020	November 29, 2030
			December 15, 2022	December 14, 2032

Note:

* Less than 1% of our total outstanding shares as of the date of this annual report.

As of March 31, 2024, our employees and consultants other than directors and executive officers held outstanding options to purchase 11,984,287 ordinary shares, with exercise prices ranging from US$0.05 per share to US$1.9 per share.

C.	Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Audit Committee. Our audit committee consists of Wendy Hayes and Xuenan Li. Wendy Hayes is the chairperson of our audit committee. We have determined that Wendy Hayes and Xuenan Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. We have determined that Wendy Hayes qualifies as an “audit committee financial expert.” Ms. Wendy Hayes currently also serves on the audit committees of: SharkNinja, Inc., a NYSE-listed company, Apollomics Inc., a Nasdaq-listed company, SciClone Pharmaceuticals (Holdings) Limited, a SEHK-listed company, Burning Rock Biotech Limited, a Nasdaq-listed company, and Tuanche Limited, a Nasdaq-listed company. Our board of directors has determined that the simultaneous service of Ms. Hayes on the audit committees of these public companies would not impair her ability to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Michael Yufeng Chi, Wendy Hayes and Xuenan Li. Michael Yufeng Chi is the chairperson of our compensation committee. We have determined that Wendy Hayes and Xuenan Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Xuenan Li, Michael Yufeng Chi and Wendy Hayes. Xuenan Li is the chairperson of our nominating and corporate governance committee. We have determined that Xuenan Li and Wendy Hayes satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

We had 1,119, 770 and 783 full-time employees as of December 31, 2021, 2022 and 2023, respectively. In the past three years, most of our full-time employees were located in China. The following table sets forth the number of our full-time employees as of December 31, 2023:

Number of
Function	Employees
Research and development	455
Sales and marketing	173
General and administrative	86
Operations	69
Total	783

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 263,284,712 ordinary shares outstanding, (being the sum of 119,284,712 Class A ordinary shares and 144,000,000 Class B ordinary shares outstanding) as of March 31, 2024.

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

					% of
		Class A	Class B	% of	Aggregate
	Total Ordinary	Ordinary	Ordinary	Ordinary	Voting
	Shares Owned	Shares	Shares	Shares	Power***
Directors and Executive Officers**:
Michael Yufeng Chi(1)	144,000,000	—	144,000,000	54.7	92.4
Peng Dai(2)	16,000,000	16,000,000	—	6.1	1.0
Hanfeng Chi	*	*	—	*	*
Vivien Weiwei Wang(3)	3,460,000	3,460,000	—	1.3	0.2
Wenbin Lu(4)	8,000,000	8,000,000	—	3.0	0.5
Wendy Hayes	*	*	—	*	*
Xuenan Li	*	*	—	*	*
All Directors and Executive Officers as a Group	171,593,750	27,593,750	144,000,000	64.5	94.0
Principal Shareholders:
Academy Management Ltd.(1)	144,000,000	—	144,000,000	54.7	92.4
HPF Fusion Holding Ltd.(5)	16,000,000	16,000,000	—	6.1	1.0
Lei Hong DP Holding Ltd.(2)	16,000,000	16,000,000	—	6.1	1.0

Notes:

*	Less than 1% of our total outstanding shares.

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

(1)	Represents 144,000,000 Class B ordinary shares held by Academy Management Ltd., a British Virgin Islands company wholly owned by Beans Holding Ltd. The entire interest in Beans Holdings Ltd. is held by a trust for the benefit of Mr. Hanfeng Chi, Mr. Jianfeng Chi and Mr. Michael Yufeng Chi, and their families. Mr. Michael Yufeng Chi has the sole power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Academy Management Ltd. The registered address of Academy Management Ltd. is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.
(2)	Represents 16,000,000 Class A ordinary shares held by Lei Hong DP Holding Ltd, a British Virgin Islands company wholly owned by Hong Lei Holding Ltd. The entire interest in Hong Lei Holding Ltd. is held by a trust that is controlled by Mr. Peng Dai for the benefit of Mr. Peng Dai. The registered address of Lei Hong DP Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)	Represents the total number of the Class A ordinary shares held by Ms. Wang and the Class A ordinary shares that Ms. Wang may purchase upon exercise of all options exercisable within 60 days after March 31, 2024.
(4)	Represents 8,000,000 Class A ordinary shares held by Hui Yu LWB Holding Ltd., a British Virgin Islands company wholly owned by Yu Hui Holding Ltd. The entire interest in Yu Hui Holding Ltd. is held by a trust that is controlled by Mr. Wenbin Lu for the benefit of Mr. Wenbin Lu. The registered address of Hui Yu LWB Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(5)	Represents 16,000,000 Class A ordinary shares held by HPF Fusion Holding Ltd., a British Virgin Islands company beneficially owned by Mr. Tian Liang, our shareholder. The registered address of HPF Fusion Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Mr. Tian Liang is Building A, Power-Creative, No. 1 Shangdi East Road, Haidian District, Beijing, People’s Republic of China.

To our knowledge and based on our review of our register of shareholders as of March 31, 2024, 42,750,000 Class A ordinary shares were held by one record holder that reside in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Enforceability of Civil Liabilities

Our business operations are primarily conducted in mainland China, and most of our assets are located in mainland China. Except for Ms. Wendy Hayes who resides within the United States for a significant portion of the time, most of our directors and senior executive officers reside within mainland China for a significant portion of the time and most of them are PRC nationals as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable against us or our directors or officers in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be penal or punitive in nature.

We have also been advised by our Cayman Islands counsel that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

●	the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;
●	the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;
●	the judgment was final and conclusive and for a liquidated sum;
●	the judgment was not impeachable on the grounds of fraud;
●	the judgment is not inconsistent with a Cayman Islands judgment in respect of the same matter; and
●	the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

Our PRC counsel, Tian Yuan Law Firm, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments, and the statutory registration scheme for foreign judgments in Hong Kong does not extend to United States judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if the judgment (i) is final and conclusive on the merits, (ii) has been rendered by a court of competent jurisdiction, and (iii) is for a fixed sum of money, unless the relevant proceeding in the United States offends against natural justice, the judgment was obtained by fraud or the enforcement of the judgment is contrary to public policy.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Our Shareholder and Related Entities

Transactions with Hongen Education. Hongen Education is an affiliate of ours. In 2021, 2022 and 2023, Hongen Education provided certain research and development outsourcing and other services to us amounted to RMB0.5 million, RMB0.2 million and RMB0.6 million (US$0.1 million), respectively. The amounts due to Hongen Education in relation to such services was insignificant as of December 31, 2021, 2022 and 2023.

Transactions with Perfect World Group Entities. We paid rental fees and other services fees to entities controlled by Perfect World Group principally for property rental and administrative, and in a small part for other supporting services. In 2021, 2022 and 2023, such services amounted to RMB30.4 million, RMB30.5 million and RMB29.8 million (US$4.2 million) to these entities, respectively. As of December 31, 2021, 2022 and 2023, we had amounts due to these entities of RMB8.9 million, RMB6.9 million and RMB4.2 million (US$0.6 million), respectively in aggregate, representing accounts payable to the entities. The majority of our office space was leased from Perfect World Group Entities since early 2021. In February 2024, we acquired intellectual property assets related to Cosmicrew from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, for a total consideration of RMB64.0 million (US$9.0 million).

Transactions with Kindergartens controlled by Hongen Education. We sold products to kindergartens controlled by Hongen Education. In 2021, 2022 and 2023, such revenues we generated from Hongen Education were RMB2.2 million, RMB1.2 million and RMB1.3 million (US$0.2 million), respectively. The amounts due from Hongen Education in relation to such sale was insignificant as of December 31, 2021, 2022 and 2023.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see ”Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to liability claims for any inappropriate content on our online apps, which could cause us to incur legal costs and damage our reputation” and “—Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.”

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

In February 2024, our board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs, respectively. The aggregate amount of the special dividend will be approximately US$5.3 million. We currently intend to retain most of our available funds and any future earnings to operate and expand our business.

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

The ADSs, each representing five of our Class A ordinary shares, have been listed on the NYSE under the symbol “IH” since October 9, 2020.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Foreign Exchange.”

E.	Taxation

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of December 31, 2023, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Tian Yuan Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or Class A ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

Taxation in Mainland China

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of an enterprise controlled by residents of mainland China that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by enterprises or enterprise groups of mainland China, not those controlled by individuals of mainland China or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a resident enterprise or enterprise group of mainland China will be regarded as a tax resident of mainland China by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that iHuman Inc. is not a resident enterprise of mainland China for tax purposes in mainland China. iHuman Inc. is a company incorporated outside of mainland China. iHuman Inc. is not controlled by an enterprise or enterprise group of mainland China, and we do not believe that iHuman Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not resident enterprises of mainland China either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the mainland China government will ultimately take a view that is consistent with us.

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

Provided that our Cayman Islands holding company, iHuman Inc., is not deemed to be a resident enterprise of mainland China, holders of the ADSs and ordinary shares who are not residents of mainland China will not be subject to PRC income tax on dividends we distribute or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a resident enterprise of mainland China, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the entity in mainland China which directly owned such taxable assets may report to the PRC tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a resident enterprise of mainland China. We and our investors who are non-resident of mainland China may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the “IRS,” or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for minimum tax;
●	persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities.

All of the investors listed above may be subject to tax rules that differ significantly from those discussed below.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws, of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code or applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise of mainland China under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty, or the “Treaty,” (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. In the event that we are deemed to be a resident enterprise of mainland China under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—Taxation in Mainland China”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rate of taxation described above in this paragraph.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

In the event that we are deemed to be a resident enterprise of mainland China under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, each of which is referred to as a “pre-PFIC year,” will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest income tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. For this purpose, our ADSs, but not our Class A ordinary shares, are listed on the NYSE, which is a qualified exchange. Our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

The RMB depreciated by 2.94% against the U.S. dollar in 2023. As of December 31, 2023, we had RMB-denominated cash and cash equivalents of RMB746.9 million, and U.S. dollar-denominated cash and cash equivalents of US$65.6 million. Assuming we had converted RMB746.9 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of the end of 2023, our U.S. dollar cash balance would have been US$170.8 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$160.3 million instead. Assuming we had converted US$65.6 million into RMB at the exchange rate of RMB7.0999 for US$1.00 as of the end of 2023, our RMB cash balance would have been RMB1,212.7 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB1,166.1 million instead.

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

Fees and Charges Our ADS Holders May Have to Pay

Our ADS holders are required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held):

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

Our ADS holder are also responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held) such as:

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2023, we did not receive any reimbursement from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333-248647) for our initial public offering of 7,000,000 ADSs, and the underwriters’ full exercise of their option to purchase from us 1,050,000 additional ADSs, at an initial offering price of US$12.00 per ADS. Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. were the representatives of the underwriters for our initial public offering.

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

For the period from October 8, 2020, the date that the F-1 registration statement was declared effective by the SEC, to December 31, 2023, we used US$22.6 million of the net proceeds received from our initial public offering, among which approximately 90% were used for the research and development for our existing and pipeline products, both domestically and overseas, and approximately 10% were used for marketing and brand promotions. There is no material change in the use of proceeds as described in the F-1 registration statement. We still intend to use the proceeds from our initial public offering for expanding our product offerings, for our development of existing products, for improving our technology infrastructure, for marketing and brand promotions, and for general corporate purposes as disclosed in our F-1 registration statement.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we are qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2023.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Wendy Hayes, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and chairperson of our audit committee, is audit committee financial expert.

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

	For the Year Ended
	December 31,
	2022	2023

	(in thousands of RMB)
Audit fees(1)	6,300	5,400

Note:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of documents filed with the SEC.

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In December 2021, our board of directors approved a share repurchase plan whereby we were authorized to repurchase up to US$10 million worth of our company’s Class A ordinary shares in the form of ADS over the following twelve-month period until December 21, 2022. We publicly announced the share repurchase plan on December 21, 2021. In December 2022, our board of directors authorized an extension of the share repurchase plan for another 12 months until December 31, 2023. In December 2023, our board of directors authorized an extension of the share repurchase plan for another 12 months until December 31, 2024. From December 21, 2021 to March 31, 2024, we spent US$2,645,872 to repurchase ADSs at a weighted average price of US$2.79 per ADS.

The following table sets forth a summary of the repurchase of our ADSs made from January 1, 2023 to March 31, 2024 under the extended share repurchase plan described in the paragraph above. All shares were repurchased in the open market pursuant to the extended share repurchase plan.

				Approximate
	Total		Total Number of	Value of ADSs
	Number of		ADSs Purchased as	that May Yet
	ADSs	Average Price	Part of the Publicly	Be Purchased Under
Period	Purchased	Paid (US$/ADS)	Announced Plan	the Plan (US$)
January 1, 2023 to January 31, 2023	167,847	3.53	604,831	8,323,785
February 1, 2023 to February 28, 2023	73,282	3.09	678,113	8,097,326
March 1, 2023 to March 31, 2023	59,528	3.19	737,641	7,907,598
April 1, 2023 to April 30, 2023	28,298	3.21	765,939	7,816,785
May 1, 2023 to May 31, 2023	22,205	3.31	788,144	7,743,200
June 1, 2023 to June 30, 2023	21,873	2.85	810,017	7,680,904
July 1, 2023 to July 31, 2023	24,222	3.08	834,239	7,606,273
August 1, 2023 to August 31, 2023	17,840	3.31	852,079	7,547,222
September 1, 2023 to September 30, 2023	5,179	3.10	857,258	7,531,169
March 1, 2024 to March 31, 2024	91,845	1.93	949,103	7,354,128
Total	512,119	3.05	949,103	7,354,128

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE Listed Company Manual corporate governance listing standards. However, we are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Michael Yufeng Chi, our founder and the chairman of our board of directors, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

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

In addition, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. Section 303A.07 of the NYSE Listed Company Manual requires each listed company to have an audit committee with a minimum of three members. We are not required under the laws of the Cayman Islands to have three members on our audit committee. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice in this regard. Currently, we have two independent directors that serve on the audit committee. Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual.

Section 302.00 of the NYSE Listed Company Manual requires each issuer to hold an annual shareholders’ meeting during each fiscal year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2023.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures that are integrated into our overall risk management system. These procedures aim to identify, assess and manage potential and existing cybersecurity threats. We have a strong in-house information security department, led by our cybersecurity officer, that identifies, assesses and manages cybersecurity risks on a daily basis. Since 2022, we have implemented the following actions:

●	conducting regular training sessions on information security and data privacy protection for all employees and specialized trainings for personnel in designated departments through live streaming courses, offline courses and other types of courses;
●	organizing “Security Promotion Week” to promote awareness of information security via posters and drills, among others;
●	running regular phishing attack simulations for our employees and providing further trainings for employees who failed to identify the phishing attacks; and
●	requiring all employees to take the information security awareness exams.

We have also established the Information Security Incident Response Plan and implemented an information security and data privacy incident response mechanism for external security attacks and violations and safeguarded the confidentiality of information and data of the company, employees and users. In the event of a personal information security breach, we would immediately initiate the information security emergency plan. Through the five stages of event confirmation and recording, preliminary evaluation and emergency measures, notification and reporting, post-event accountability and improvement and strengthening, we implement remedial measures to address the incident and prevent similar incident from happening again. Moreover, we conduct network information security emergency drills every year to enhance the information security management.

Besides, we engaged an evaluation agency which satisfies the conditions under the PRC laws and regulations to conduct evaluations on the security grade status of our information system in accordance with the technical standards such as the Evaluation Requirements on the Hierarchical Security Protection of Information System every year and we have engaged Tian Yuan Law Firm to provide us with legal services in cybersecurity and data compliance since 2024. We strive to ensure the highest standards and procedures to protect data and information security for our users and focus on maintaining and enhancing the reliability, stability and scalability of our network infrastructure. Our information security department regularly monitors the performance of our apps and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats. To ensure the smooth and secure operations during peak traffic that typically occurs during afternoons, evenings and weekends, we intend to continue to conduct regular maintenance of our security system, closely monitor the development of information technology and security technologies used in the industry and make necessary upgrades to enhance our information technology systems.

We may grant access of personal information to third parties in very limited occasions and only to the extent necessary. When it is necessary to provide user’s personal information to a third party, we implement measures to manage the entire process of information sharing and usage, evaluate the impact on personal information protection and document the evaluation results.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors has established a cybersecurity committee, comprised of the chief executive officer, chief financial officer and other board members, to oversee our cybersecurity risk management. The committee is responsible, on behalf of the board, for setting up cybersecurity measures, overseeing the implementation of the measures and dealing with major cybersecurity issues if such issues arise. Our cybersecurity officer is primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation and remediation of cybersecurity incidents.

Additionally, there is a security working group led by the cybersecurity committee, consisting of the cybersecurity officer, head of human resources, head of legal affairs, head of internal control and other relevant department heads. This working group handles our daily information security and data privacy protection affairs. Each department of our company, guided by the security working group, manages information security and data privacy protection within their respective areas of responsibility. Periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. In the case where a material cybersecurity incident occurs, the cybersecurity committee is responsible for reviewing the information and issues involved, disclosures to be made and the procedures followed.

PART III

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

4.11†*	English translation of the Asset Transfer Agreement between the VIE and VIE’s subsidiaries and transferors thereto dated February 29, 2024
8.1*	List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith.

**Furnished herewith.

†Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iHuman Inc.

By:	/s/ Michael Yufeng Chi
	Name:	Michael Yufeng Chi
	Title:	Chairman of the Board of Directors

Date: April 25, 2024

iHuman Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of iHuman Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iHuman Inc. (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

April 25, 2024

iHuman Inc.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents		1,049,999	1,213,767	170,956
Accounts receivable, net of allowance of RMB5,407 and RMB5,926 (US$835) as of December 31, 2022 and 2023, respectively	5	79,614	60,832	8,568
Inventories, net	2	19,127	16,518	2,327
Amounts due from related parties	16	2,286	1,810	255
Prepayments and other current assets	6	102,765	89,511	12,607
Total current assets		1,253,791	1,382,438	194,713
Non‑current assets
Property and equipment, net	7	9,205	6,169	869
Intangible assets, net	8	24,872	23,245	3,274
Operating lease right-of-use assets (including amounts related to leases from a related party of RMB8,621 and nil as of December 31, 2022 and 2023, respectively)	9,16	12,782	3,648	514
Long-term investment	2	26,333	26,333	3,709
Other non‑current assets		6,416	8,662	1,218
Total non‑current assets		79,608	68,057	9,584
Total assets		1,333,399	1,450,495	204,297
LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB23,781 and RMB21,702 (US$3,057) as of December 31, 2022 and 2023, respectively)		24,206	22,139	3,118
Deferred revenue and customer advances (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB379,063 and RMB317,270 (US$44,687) as of December 31, 2022 and 2023, respectively)	4	379,063	318,587	44,872
Amounts due to related parties (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB4,820 and RMB4,046 (US$570) as of December 31, 2022 and 2023, respectively)	16	6,944	4,428	624
Accrued expenses and other current liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB105,897 and RMB106,256 (US$14,966) as of December 31, 2022 and 2023, respectively)	10	144,717	143,677	20,236
Current operating lease liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB4,626 and RMB1,927 (US$271) as of December 31, 2022 and 2023, respectively; including amounts related to leases from a related party of RMB4,616 and nil as of December 31, 2022 and 2023, respectively)	9,16	6,123	1,927	271
Total current liabilities		561,053	490,758	69,121
Non-current liabilities
Non-current operating lease liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB2,894 and RMB1,933 (US$272) as of December 31, 2022 and 2023, respectively)	9	2,894	1,933	272
Total non-current liabilities		2,894	1,933	272
Total liabilities		563,947	492,691	69,393
Commitments and contingencies	18

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2022 and December 31, 2023; 125,122,382 Class A shares issued and 121,722,467 outstanding as of December 31, 2022; 125,122,382 Class A shares issued and 119,704,787 outstanding as of December 31, 2023; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2022 and December 31, 2023; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2022 and December 31, 2023)	12	185	185	26
Additional paid‑in capital		1,079,099	1,088,628	153,330
Treasury stock	13	(7,123)	(16,665)	(2,347)
Statutory reserves	17	7,967	8,164	1,150
Accumulated other comprehensive income		10,497	17,955	2,529
Accumulated deficit		(321,173)	(140,463)	(19,784)
Total shareholders’ equity		769,452	957,804	134,904
Total liabilities and shareholders’ equity		1,333,399	1,450,495	204,297

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, per share and per ADS data)

		For the year ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Revenues (including transactions with related parties of RMB2,157, RMB1,224 and RMB1,388 (US$196) for the years ended December 31, 2021, 2022 and 2023, respectively)	4, 16	944,722	985,517	1,018,139	143,402
Cost of revenues (including transactions with related parties of RMB1,524, RMB4,708 and RMB5,277 (US$743) for the years ended December 31, 2021, 2022 and 2023, respectively)	16	(284,098)	(294,343)	(296,868)	(41,813)
Gross profit		660,624	691,174	721,271	101,589
Operating expenses
Research and development expenses (including transactions with related parties of RMB22,416, RMB18,293 and RMB16,264 (US$2,291) for the years ended December 31, 2021, 2022 and 2023, respectively)	16	(415,334)	(313,481)	(257,546)	(36,275)
Sales and marketing expenses (including transactions with a related party of RMB3,797, RMB4,549 and RMB5,370 (US$756) for the years ended December 31, 2021, 2022 and 2023, respectively)	16	(202,093)	(156,916)	(199,504)	(28,100)
General and administrative expenses (including transactions with a related party of RMB3,164, RMB3,455 and RMB3,534 (US$498) for the years ended December 31, 2021, 2022 and 2023, respectively)	16	(97,445)	(109,195)	(104,334)	(14,695)
Total operating expenses		(714,872)	(579,592)	(561,384)	(79,070)
Operating income (loss)		(54,248)	111,582	159,887	22,519
Other income, net	2	17,052	21,190	42,686	6,012
Income (loss) before income taxes		(37,196)	132,772	202,573	28,531
Income tax benefits (expenses)	11	145	(22,953)	(21,666)	(3,052)
Net income (loss)		(37,051)	109,819	180,907	25,479

Other comprehensive income (loss)
Foreign currency translation adjustment		(12,816)	45,174	7,458	1,050
Total other comprehensive income (loss)		(12,816)	45,174	7,458	1,050
Total comprehensive income (loss)		(49,867)	154,993	188,365	26,529

Income (loss) per ordinary share:	15
Basic		(0.14)	0.41	0.69	0.10
Diluted		(0.14)	0.41	0.66	0.09

Income (loss) per ADS (1 ADS represents 5 ordinary shares):	15
Basic		(0.69)	2.06	3.43	0.48
Diluted		(0.69)	2.03	3.30	0.46

Weighted average number of ordinary shares:
Basic		266,631,802	266,535,220	264,052,936	264,052,936
Diluted		266,631,802	270,204,542	273,765,128	273,765,128

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

							Accumulated
					Additional		other		Total
	Ordinary		Treasury		paid‑in	Statutory	comprehensive	Accumulated	shareholders’
	shares		stock		capital	reserves	income (loss)	deficit	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	266,622,382	184	—	—	1,050,304	517	(21,861)	(386,491)	642,653
Net loss	—	—	—	—	—	—	—	(37,051)	(37,051)
Share-based compensation (Note 14)	—	—	—	—	15,175	—	—	—	15,175
Appropriation to statutory reserves (Note 17)	—	—	—	—	—	89	—	(89)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(12,816)	—	(12,816)
Repurchase of ordinary shares (Note 13)	—	—	(45,000)	(164)	—	—	—	—	(164)
Exercise of share-based awards (Note 14)	1,275,285	1	—	—	476	—	—	—	477
Assets transferred under common control, net of tax (Note 16)	—	—	—	—	97	—	—	—	97
Balance as of December 31, 2021	267,897,667	185	(45,000)	(164)	1,066,052	606	(34,677)	(423,631)	608,371
Net income	—	—	—	—	—	—	—	109,819	109,819
Share-based compensation (Note 14)	—	—	—	—	13,044	—	—	—	13,044
Appropriation to statutory reserves (Note 17)	—	—	—	—	—	7,361	—	(7,361)	—
Foreign currency translation adjustment	—	—	—	—	—	—	45,174	—	45,174
Repurchase of ordinary shares (Note 13)	—	—	(2,139,920)	(6,959)	—	—	—	—	(6,959)
Exercise of share-based awards (Note 14)	9,720	0	—	—	3	—	—	—	3
Balance as of December 31, 2022	267,907,387	185	(2,184,920)	(7,123)	1,079,099	7,967	10,497	(321,173)	769,452
Net income	—	—	—	—	—	—	—	180,907	180,907
Share-based compensation (Note 14)	—	—	—	—	9,435	—	—	—	9,435
Appropriation to statutory reserves (Note 17)	—	—	—	—	—	197	—	(197)	—
Foreign currency translation adjustment	—	—	—	—	—	—	7,458	—	7,458
Repurchase of ordinary shares (Note 13)	—	—	(2,101,370)	(9,542)	—	—	—	—	(9,542)
Exercise of share-based awards (Note 14)	83,690	0	—	—	94	—	—	—	94
Balance as of December 31, 2023	267,991,077	185	(4,286,290)	(16,665)	1,088,628	8,164	17,955	(140,463)	957,804
Balance as of December 31, 2023 (US$)		26		(2,347)	153,330	1,150	2,529	(19,784)	134,904

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		(37,051)	109,819	180,907	25,479
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7, 8	6,418	10,832	11,690	1,647
Share‑based compensation	14	15,175	13,044	9,435	1,329
Allowance of credit losses	5	225	5,026	519	73
Provision (reversal) of inventory reserve	2	1,443	2,207	(425)	(60)
Non-cash operating lease expenses	9	21,755	21,567	10,349	1,458
Changes in operating assets and liabilities:
Accounts receivable		21,608	(28,508)	18,293	2,577
Amounts due from related parties		(6,746)	4,782	476	67
Inventories		(12,624)	6,720	3,034	427
Prepayments and other current assets		(8,249)	(29,813)	13,348	1,880
Other non‑current assets		182	(2,729)	(2,206)	(311)
Accounts payable		8,985	(6,330)	(2,081)	(293)
Amounts due to related parties		8,368	(1,909)	(2,516)	(354)
Deferred revenue and customer advances		34,367	76,083	(60,483)	(8,519)
Operating lease liabilities		(25,838)	(21,331)	(6,373)	(898)
Accrued expenses and other current liabilities		10,196	29,006	(1,845)	(260)
Net cash provided by operating activities		38,214	188,466	172,122	24,242
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets		(32,283)	(6,588)	(6,509)	(917)
Payment for long-term investment		—	(26,333)	—	—
Placements of time deposits		—	(222,941)	(380,344)	(53,570)
Proceeds from maturity of time deposits		—	222,941	380,344	53,570
Proceeds from disposal of property and equipment		332	79	—	—
Net cash used in investing activities		(31,951)	(32,842)	(6,509)	(917)

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	13	(164)	(6,959)	(9,542)	(1,344)
Proceeds from assets transferred under common control	16	97	—	—	—
Proceeds received from exercise of share options	14	477	3	94	13
Net cash provided by (used in) financing activities		410	(6,956)	(9,448)	(1,331)
Effect of exchange rate changes on cash and cash equivalents		(12,993)	45,969	7,603	1,073
Net change in cash and cash equivalents		(6,320)	194,637	163,768	23,067
Cash and cash equivalents at the beginning of the year		861,682	855,362	1,049,999	147,889
Cash and cash equivalents at the end of the year		855,362	1,049,999	1,213,767	170,956
Supplemental disclosures of cash flow information:
Cash paid for income taxes		459	8,363	23,276	3,278
Supplemental disclosures of non‑cash information:
Purchase of property and equipment, and intangible assets included in accrued expenses and other current liabilities		1,867	771	1,339	189
Operating lease right-of-use assets obtained in exchange for operating lease liabilities from new leases	9	50,500	229	830	117

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES

iHuman Inc. (the “Company”) is an exempted company incorporated in the Cayman Islands in September 2019. The Company, its subsidiaries, variable interest entity (“VIE”), and VIE’s subsidiaries are hereinafter collectively referred to as the “Group”. The Group is principally engaged in offering an integrated suite of tech-powered, intellectual development products and is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. The Group generates its revenues from the subscription fees that users paid for the premium content of its self-directed and interactive online applications, as well as from offline products and others. The majority of the Group’s revenues are generated from mainland China.

On October 8, 2020, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange (Note 12).

The Company’s principal subsidiaries, the VIE and VIE’s subsidiary as of December 31, 2023 are as follows:

			Percentage of
			equity interest
	Date of	Place of	attributable to
Name	establishment	establishment	the Company	Principal activities
Subsidiaries
iHuman Online Limited (“iHuman Online”)	October 2, 2019	Hong Kong	100%	Investment holding and operation of online applications
Hongen Perfect Future (Tianjin) Investment Co., Ltd. (“Hongen Investment”, or the “WFOE”)	November 11, 2019	Mainland China	100%	Management and technical consulting
Hongen Perfect (Beijing) Education Technology Development Co., Ltd.	May 19, 2020	Mainland China	100%	Research and development
Variable interest entity
Tianjin Hongen Perfect Future Education Technology Co., Ltd. (“Tianjin Hongen”, or the “VIE”)	March 30, 2016	Mainland China	Nil	Operation of online applications
Subsidiary of the VIE
Beijing Jinhongen Education Technology Co., Ltd. (“Beijing Jinhongen”)	September 4, 2019	Mainland China	Nil	Offering of products and other services

To comply with laws and regulations in mainland China which have certain limitation of foreign control of companies that engage in value-added telecommunication services and certain other businesses, the Group primarily conducts its business in mainland China through the VIE and VIE’s subsidiaries. The equity interests of the VIE are legally held by the shareholders in mainland China (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through WFOE has the power to direct activities of the VIE that most significantly impact its economic performance. Through a series of contractual agreements entered into by and among the Company, Hongen Investment, Tianjin Hongen and the Nominee Shareholders (the “Contractual Agreements”), the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIE to the Company. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. Based on the above, the Company is considered the primary beneficiary of the VIE and consolidates the VIE in accordance with the Securities and Exchange Commission (the “SEC”) Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

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

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among Hongen Investment, Tianjin Hongen and its Nominee Shareholders, the Nominee Shareholders irrevocably granted Hongen Investment or its designee(s) an exclusive call option to purchase, when and to the extent permitted under laws in mainland China, all or part of the equity interests in Tianjin Hongen. Hongen Investment has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the call option to purchase all or part of the equity interests in Tianjin Hongen or assets held by Tianjin Hongen will be the minimum amount of consideration permitted under the then-applicable laws in mainland China. Without the prior consent of Hongen Investment, Tianjin Hongen and its Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. The exclusive call option agreement will remain in effect until all the equity interests held by Nominee Shareholders or the assets held by Tianjin Hongen are transferred to Hongen Investment or its designee(s). Hongen Investment may terminate the exclusive call option agreement at its sole discretion, whereas under no circumstances may Tianjin Hongen or its Nominee Shareholders terminate this agreement. Any proceeds received by the Nominee Shareholders from the exercise of the option and distribution of profits or dividends, shall be remitted to Hongen Investment or its designee(s), to the extent permitted under laws in mainland China.

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

In the opinion of the Company’s legal counsel, (i) the ownership structures of the VIE and WFOE are not in violation of applicable laws and regulations in mainland China currently in effect; and (ii) the Contractual Agreements are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations in mainland China currently in effect; (iii) the financial support letter issued by the Company to the VIE, and the resolutions are valid in accordance with the articles of association of the Company.

However, uncertainties in the legal system of mainland China could cause relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future laws or regulations in mainland China and could limit the Company’s ability to enforce its rights under these Contractual Agreements. Furthermore, the Nominee Shareholders of the VIE may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIE. In addition, if the Nominee Shareholders will not remain the shareholders of the VIE, breach, or cause the VIE to breach, or refuse to renew, the existing Contractual Agreements the Company has with them and the VIE, the Company may not be able to direct activities of the VIE that most significantly impact its economic performance and receive economic benefits from it, which may result in deconsolidation of the VIE.

In addition, if the current structure or any of the Contractual Agreements were found to be in violation of any existing or future laws or regulations in mainland China, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

As of December 31, 2022 and 2023, there were no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and VIE’s subsidiaries are without recourse to the Company.

The table sets forth the assets and liabilities of the VIE and VIE’s subsidiaries included in the Group’s consolidated balance sheets:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	505,621	739,750	104,192
Accounts receivable, net of allowance of RMB5,407 and RMB5,926 (US$835) as of December 31, 2022 and 2023, respectively	79,606	57,517	8,101
Inventories, net	19,199	17,084	2,406
Amounts due from related parties (including amounts due from Group companies of RMB111,494 and RMB118,806 (US$16,733) as of December 31, 2022 and 2023, respectively)	113,233	120,067	16,911
Prepayments and other current assets	101,022	83,200	11,718
Total current assets	818,681	1,017,618	143,328
Non‑current assets
Property and equipment, net	8,909	5,935	836
Intangible assets, net	16,554	17,033	2,399
Operating lease right‑of‑use assets	9,777	3,648	514
Long-term investment	26,333	26,333	3,709
Other non‑current assets	3,747	6,033	850
Total non‑current assets	65,320	58,982	8,308
Total assets	884,001	1,076,600	151,636
LIABILITIES
Current liabilities
Accounts payable	23,781	21,702	3,057
Deferred revenue and customer advances	379,063	317,270	44,687
Amounts due to related parties (including amounts due to Group companies of RMB11,489 and RMB4,943 (US$696) as of December 31, 2022 and 2023, respectively)	16,309	8,989	1,266
Accrued expenses and other current liabilities	105,897	106,256	14,966
Current operating lease liabilities	4,626	1,927	271
Total current liabilities	529,676	456,144	64,247
Non‑current liabilities
Non‑current operating lease liabilities	2,894	1,933	272
Total non‑current liabilities	2,894	1,933	272
Total liabilities	532,570	458,077	64,519

The VIE and VIE’s subsidiaries’ net asset balances were RMB351,431 thousand and RMB618,523 thousand (US$87,117 thousand) as of December 31, 2022 and 2023, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

The table sets forth the results of operations of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023, respectively:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	944,722	985,436	1,010,418	142,314
Net income	92,175	189,204	258,999	36,479

The table sets forth the cash flows of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of cash flows for the years ended December 31, 2021, 2022 and 2023, respectively:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	144,980	258,279	215,169	30,306
Net cash provided by (used in) investing activities	(76,555)	(68,433)	18,960	2,670
Net cash provided by financing activities	97	—	—	—
Net increase in cash and cash equivalents	68,522	189,846	234,129	32,976

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, reserve for inventories, useful lives of long-lived assets, impairment of long-lived assets, impairment of long-term investment, realization of deferred tax assets, incremental borrowing rates for leases, expected contract periods for indefinite term subscriptions, determination of the standalone selling prices, return allowances and share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the rate of RMB7.0999 per US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in Hong Kong is U.S. dollars (“US$”). The functional currency of WFOE and WFOE’s subsidiaries, the VIE and VIE’s subsidiaries located in mainland China is RMB.

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

For the translation of financial information, assets and liabilities are translated at the exchange rate on the balance sheet date, equity amounts are translated at historical exchange rate, and revenues, costs and expenses, gains and losses are translated using the average rate for the period. Translation differences are recorded in “Accumulated other comprehensive income (loss)”, a component of shareholders’ equity. Total foreign currency translation adjustment was loss of RMB12,816 thousand for the year ended December 31, 2021, and gains of RMB45,174 thousand and RMB7,458 thousand (US$1,050 thousand) for the years ended December 31, 2022 and 2023, respectively.

Cash, cash equivalents and time deposits

Cash and cash equivalents consist of cash on hand, deposits and highly liquid investments placed with banks and securities account and have original maturities of less than three months. Time deposits represent deposits placed with banks with original maturities of three months or longer.

Accounts receivable, net

Accounts receivable represents uncollected payments from customers for (i) completed transactions where customer payments settled by mobile app stores and third-party online channels but not yet remitted to the Group, or (ii) completed shipments where the Group charges customers and payment has not been received. Accounts receivable are measured at amortized cost basis presented at the net amount expected to be collected and are written off when deemed uncollectible.

Allowance for credit losses

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

The Group maintains an estimated allowance for credit losses to reduce its financial instruments to the amounts expected to be colleted. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group uses the length of time the balances have been outstanding, the payment history, creditworthiness and financial conditions of the customers and forecast industry and economic trend as credit quality indicators to monitor the Group’s receivables within the scope of expected credit loss model and use these as a basis to develop the Group’s expected loss estimates.

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

As of December 31, 2022 and 2023, the Group had inventory cost of RMB25,443 thousand and RMB22,409 thousand (US$3,157 thousand), and the related inventory reserve was RMB6,316 thousand and RMB5,891 thousand (US$830 thousand), respectively.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation and any recorded impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

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

Intangible assets, net

Intangible assets are carried at cost, less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful lives for the intangible assets are as follows:

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

In January 2022, the Group acquired 10% of the equity interest of a privately-held company focusing on AI solutions, for a total cash consideration of RMB26,333 thousand. For the years ended December 31, 2022 and 2023, there was no impairment or upward/downward adjustments resulting from observable price changes of this investment.

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

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. The majority of the Group’s revenues for the years ended December 31, 2021, 2022 and 2023 were generated from mainland China. As of December 31, 2022 and 2023, substantially all of the long-lived assets of the Group are located in mainland China, and therefore, no geographical segments are presented.

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

The non-cancellable subscription contracts provide customers the access to hosted contents over a contract term. Subscription revenue is recognized ratably over the contract period as the performance obligation is satisfied. The subscription services are sold in short term periods, typically no more than 12 months. Certain subscriptions have contracts with no fixed duration and are marketed as indefinite term subscriptions. For these indefinite term subscriptions, the Group considers users’ historical usage patterns and contract periods of comparable subscriptions, or the products’ designed features and anticipated usage patterns, to arrive at the best estimates of the expected contract periods, over which the Group recognizes related revenue ratably.

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

The Group offers certain customers with rights of return. These rights are accounted for as variable consideration when estimating the amount of revenue to be recognized by utilizing expected value method. As of December 31, 2022 and 2023, the liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities for return allowances were not material.

Some contracts with customers include promises to transfer multiple online subscriptions and offline products. The Group identified the offerings of material online subscriptions and offline products as separate performance obligations if customers can benefit from them on their own and the promises to deliver the subscription interests and the products are separately identifiable from each other in accordance with ASC 606. Revenue is allocated to each identified performance obligation based on its relative standalone selling price. In instances where standalone selling price is not directly observable, considerations are allocated using adjusted market assessment approach and expected cost plus margin approach. Determining the standalone selling price of each separate unit may require management judgments. The Group believes the use of its estimation approach and allocation of the transaction price on a relative standalone selling price basis to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle stated in ASC 606.

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

Payment terms and conditions vary by contract type and customer. For the offerings of online subscriptions and sales of offline products to individual users, immediate payment upon purchase is required. Payments made through certain third-party payment service providers can be collected on a real time basis, and payments made through mobile app stores and other third party online channels are generally collected within 60 days. For sales of intellectual development materials and devices to kindergartens and distributors, payment terms generally require advanced payments or payment within 180 days. In instances where the timing of revenue recognition differs from the timing of payment, the Group has determined that its contracts do not include a significant financing component.

Practical expedients

The Group has utilized the practical expedient available under ASC 606-10-50-14 to not to disclose information about its remaining performance obligations because the Group’s contracts with customers generally have an expected duration of no more than one year.

Contract costs

The Group has determined that certain costs, primarily channel costs associated with sales made in mobile app stores or through distributors, meet the requirements to be capitalized as costs of obtaining contracts or costs to fulfill contracts. The Group recognizes an asset for these costs incurred for non-cancellable subscription contracts in “Prepayments and other current assets” (Note 6) in the consolidated balance sheets. The amortization of these costs over the expected contract period are included in cost of revenues.

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

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive income (loss). Advertising expenses were RMB126,264 thousand, RMB80,018 thousand and RMB120,794 thousand (US$17,013 thousand) for the years ended December 31, 2021, 2022 and 2023, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee benefit expenses

All eligible employees of the Group in mainland China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a mainland China government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The mainland China government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group recorded employee benefit expenses of RMB89,679 thousand, RMB75,257 thousand and RMB72,583 thousand (US$10,223 thousand) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Group has elected to recognize share-based compensation on a straight-line basis over the requisite service period for each separately vesting portion, for all share-based awards granted with graded vesting or cliff vesting based on service conditions and performance conditions and only if performance-based conditions are considered probable to be satisfied. For share-based awards vesting immediately as granted, the Group recognizes share-based compensation at the grant date. The Group elected to account for forfeitures as they occur. The Group, with the assistance of an independent valuation firm, determined the fair value of the share options. A change in the terms or conditions of equity-based awards is accounted for as a modification of the award. The Group measures the incremental compensation cost as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award.

Interest income

Interest incomes are generated from the Group’s interest-bearing bank deposits and are recognized in “Other income, net” in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2021, 2022 and 2023, interest incomes recognized as other income totaled RMB9,442 thousand, RMB12,186 thousand and RMB28,542 thousand (US$4,020 thousand), respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government subsidies

Government subsidies primarily consist of financial subsidies received in cash from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies the Group received are subject to no further conditions to be met and are not intended to compensate specific operating costs or expenses, and thus are recognized as income in “Other income, net” in the consolidated statements of comprehensive income (loss). Government subsidies received and recognized as other income totaled RMB4,407 thousand and RMB12,413 thousand (US$1,748 thousand) for the years ended December 31, 2022 and 2023, respectively.

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

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax law in mainland China. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income (loss) as income tax expense.

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

Income (loss) per share

In accordance with ASC 260, Earnings Per Share, basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year using the two-class method. For the years ended December 31, 2021, 2022 and 2023, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively.

Diluted income (loss) per share is calculated by dividing net income (loss) as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents consist of ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted income (loss) per share if their effects would be anti-dilutive. Share options with performance conditions are considered contingently issuable shares and are included in the computation of diluted income (loss) per share to the extent that the performance conditions are met such that the ordinary shares will be issued at the end of the reporting period, assuming it was the end of the contingency period.

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

There were no assets and liabilities measured at fair value on a recurring basis or nonrecurring basis as of December 31, 2022 and 2023.

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

Recent accounting pronouncement

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

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. Public entities with a single reportable segment have to provide all the disclosures required by ASC topic 280, including the significant segment expense disclosures. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The Group is currently evaluating the provisions of ASU 2023-07 and expects to adopt it for the year ending December 31, 2024.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures (“ASU 2023-09”), amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. ASU 2023-09 is effective for the Group for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Group is currently evaluating the ASU to determine its impact on the income tax disclosures.

3. CONCENTRATION OF RISKS

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for the product offerings; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in mainland China.

The Group did not have customers accounted for more than 10% of the revenues for the years ended December 31, 2021, 2022 and 2023.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. CONCENTRATION OF RISKS (Continued)

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits and accounts receivable.

The Group expects that there is no significant credit risk associated with cash, cash equivalents and time deposits, substantially all of which were held by reputable financial institutions located in mainland China and Hong Kong. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality and the doposits are covered by governmental insurance systems. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented by the mainland China government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousand. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$500 thousand.

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

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the mainland China government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the foreign exchange trading system market of mainland China.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of 2.3% during the year ended December 31, 2021, and depreciations of 8.2% and 2.9% during the years ended December 31, 2022 and 2023, respectively. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s financial results.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. REVENUE AND DEFERRED REVENUE

The following table presents the Group’s revenues from contracts with customers disaggregated by timings of revenue recognition:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Recognized over time	831,363	898,233	926,479	130,492
Recognized at a point in time	113,359	87,284	91,660	12,910
Total revenues	944,722	985,517	1,018,139	143,402

Contract costs

Deferred channel and other costs were recorded under “Prepayment and other current assets” (Note 6). For the years ended December 31, 2021, 2022 and 2023, the Group recognized RMB170,068 thousand, RMB184,891 thousand and RMB192,122 thousand (US$27,060 thousand) of amortization of deferred channel costs as “Cost of revenues”, respectively. There was no impairment recognized to the deferred costs during the years ended December 31, 2021, 2022 and 2023.

Deferred revenue and customer advances

Deferred revenue and customer advances primarily consist of deferred revenue from online subscriptions and advanced consideration received from customers for the sales of offline products and others, which are recognized as contract liability until services are provided to the customers and products are delivered at customers. The balance of deferred revenue and customer advances as of December 31, 2023 decreased from the higher balance as of December 31, 2022 due to normalization from the exceptional fourth quarter performance in 2022, which was caused by a heightened demand driven by more indoor activities during the Covid-19 pandemic.

Revenue recognized during the year ended December 31, 2023 that was included in the deferred revenue and customer advances balance of RMB379,063 thousand at January 1, 2023 was RMB371,743 thousand (US$52,359 thousand).

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Accounts receivable	85,021	66,758	9,403
Allowance for credit losses	(5,407)	(5,926)	(835)
Accounts receivable, net	79,614	60,832	8,568

The movements in the allowance for credit losses were as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Balance at beginning of the year	156	381	5,407	762
Provisions	225	5,026	519	73
Balance at end of the year	381	5,407	5,926	835

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Deferred channel and other costs (Note 4)	84,355	63,235	8,906
VAT prepayments	12,657	13,916	1,960
Prepayments of marketing expenses	2,728	3,099	436
Advances to suppliers	703	1,174	165
Others	2,322	8,087	1,140
	102,765	89,511	12,607

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Electronic equipment and others	18,600	19,618	2,763
Less: accumulated depreciation	(9,395)	(13,449)	(1,894)
Property and equipment, net	9,205	6,169	869

Depreciation expense for the years ended December 31, 2021, 2022 and 2023 was RMB3,399 thousand, RMB4,130 thousand and RMB4,065 thousand (US$573 thousand), respectively.

8. INTANGIBLE ASSETS, NET

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Intellectual property rights and others(1)	26,218	29,428	4,145
Licensed software	9,531	12,319	1,735
Less: accumulated amortization	(10,877)	(18,502)	(2,606)
Intangible assets, net	24,872	23,245	3,274
(1)	Intellectual property rights represent acquired titles or copyrights of assorted digital contents that can be used in developing and operating the Group’s online applications and other products.

The Group recorded amortization expense of RMB3,019 thousand, RMB6,702 thousand and RMB7,625 thousand (US$1,074 thousand) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, estimated amortization expense of the existing intangible assets for each of the next five years is RMB6,155 thousand (US$867 thousand), RMB5,026 thousand (US$708 thousand), RMB4,106 thousand (US$578 thousand), RMB1,938 thousand (US$273 thousand) and RMB1,816 thousand (US$256 thousand), respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. LEASES

Total lease costs for the years ended December 31, 2021, 2022 and 2023 were RMB22,147 thousand, RMB21,797 thousand and RMB20,875 thousand (US$2,940 thousand), comprised of operating lease costs of RMB21,755 thousand, RMB21,567 thousand and RMB10,349 thousand (US$1,458 thousand), and short-term lease costs of RMB392 thousand, RMB230 thousand and RMB10,526 thousand (US$1,482 thousand), respectively. Cash payments for operating leases for the years ended December 31, 2021, 2022 and 2023 were RMB21,598 thousand, RMB24,795 thousand and RMB11,749 thousand (US$1,655 thousand), respectively. The weighted-average remaining lease terms as of December 31, 2022 and 2023 were 1.12 years and 2.13 years, respectively. The weighted average incremental borrowing rates as of December 31, 2022 and 2023 were 7.75% and 7.68%, respectively. The undiscounted future minimum payments under the Group’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheets were as below:

	As of December 31, 2023
	RMB	US$

	(in thousands)
2024	1,985	280
2025	1,644	232
2026	508	72
Total lease payments	4,137	584
Less: Imputed interest	(277)	(41)
Present value of lease liabilities	3,860	543

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Payroll payable	80,158	77,218	10,876
Tax payable	32,836	30,320	4,270
Accrued expenses	24,349	28,732	4,047
Deposits	2,204	2,498	352
Others	5,170	4,909	691
	144,717	143,677	20,236

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

iHuman Online and the Company’s other subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax, which is currently imposed at the rate of 16.5%, with half-rate of 8.25% that may be applied for the first HK$2 million of assessable profits for years of assessment beginning on or after April 1, 2018. The Hong Kong subsidiaries may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Mainland China

The Company’s subsidiaries, VIE and VIE’s subsidiaries domiciled in mainland China are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entity which is eligible for a preferential tax rate.

Tianjin Hongen is qualified as a Software Enterprise (“SE”) and is entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2020, and a reduced tax rate of 12.5% for the subsequent three years starting from 2022. The qualification as SE is subject to annual evaluation by the relevant authorities in mainland China. Meanwhile, in 2021, Tianjin Hongen was granted the High and New Technology Enterprise (“HNTE”) certificate and is also entitled to a preferential tax rate of 15% for three years starting from 2021. The Group expects to adopt the tax rate of 12.5% as SE in the annual filing of Enterprise Income Taxes for year 2023, which will be completed in May 2024.

Dividends, interests, rent or royalties payable by the Company’s subsidiaries in mainland China, to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with mainland China that provide for a reduced withholding tax rate or an exemption from withholding tax.

To the extent that the subsidiaries, the VIE and VIE’s subsidiaries in mainland China have undistributed earnings, the Group may need to accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2022 and 2023, the Group did not record any withholding tax as the entities in mainland China were still in accumulated deficit position.

The current and deferred components of income tax expenses (benefits) appearing in the consolidated statements of comprehensive income (loss) are as follows:

	For the year ended
	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Current income tax expenses (benefits)	(145)	22,953	21,666	3,052
Deferred income tax expenses	—	—	—	—
Total income tax expenses (benefits)	(145)	22,953	21,666	3,052

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. TAXATION (Continued)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Income (loss) before income tax	(37,196)	132,772	202,573	28,531
Income tax computed at the statutory tax rate of 25%	(9,299)	33,193	50,643	7,133
Effect of differing tax rates in different jurisdictions	5,232	4,459	2,740	386
Research and development super‑deduction	(31,855)	(36,078)	(29,192)	(4,112)
Shared‑based compensation expenses	3,223	3,261	2,359	332
Non‑deductible expenses	1,656	2,310	2,928	412
Effect of preferential tax rates and tax holiday in mainland China	(43,974)	(15,934)	(28,489)	(4,013)
Change in valuation allowance	75,192	30,309	22,950	3,232
Others	(320)	1,433	(2,273)	(318)
Income tax expenses (benefits)	(145)	22,953	21,666	3,052

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Deferred tax assets
Tax loss carry forward	73,038	98,811	13,917
Deferred revenue and customer advances	37,752	34,107	4,804
Lease liabilities	1,960	878	124
Others	3,023	3,083	434
Less: valuation allowance	(113,125)	(136,075)	(19,166)
	2,648	804	113
Deferred tax liabilities
ROU assets	(2,648)	(804)	(113)
	(2,648)	(804)	(113)
Presentation in the consolidated balance sheets
Deferred tax assets, net	—	—	—
Deferred tax liabilities, net	—	—	—
Net deferred tax assets, net	—	—	—

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

As of December 31, 2023, the Group had tax losses of approximately RMB403,791 thousand (US$56,873 thousand) mainly deriving from entities in mainland China. The tax losses in mainland China can be carried forward for five years to offset future taxable profit. The tax losses of entities in mainland China will begin to expire in 2026 if not utilized.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. TAXATION (Continued)

Unrecognized tax benefit

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income (loss). As of and for the years ended December 31, 2021, 2022 and 2023, there were no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

In general, the tax authority in mainland China has up to five years to conduct examinations of the tax filings. Accordingly, as of December 31, 2023, the tax years of 2018 through 2023 for the Company’s entities in mainland China remain open to examination by tax authorities. The Group may also be subject to examination of tax filings in other jurisdictions, which are not material to the consolidated financial statements.

12. ORDINARY SHARES

As of December 31, 2022 and 2023, the authorized share capital consisted of 1,000,000,000 shares, of which 700,000,000 shares were designated as Class A ordinary shares, 200,000,000 as Class B ordinary shares, and 100,000,000 shares of such class (or classes) as the board of directors may determine. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares. No Class B ordinary shares were converted into Class A ordinary shares during the years ended December 31, 2021, 2022 and 2023.

13. SHARE REPURCHASE PROGRAM

In December 2021, the Company’s board of directors authorized a share repurchase program (the “2021 Share Repurchase Program”) under which the Company may repurchase up to US$10 million worth of its ADSs over the following 12 months. In December 2022, the board of directors authorized an extension of the share repurchase program for another 12 months until December 31, 2023. In December 2023, the board of directors authorized an extension of the share repurchase plan for another 12 months until December 31, 2024. Pursuant to the initial and extended share repurchase program, the Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the SEC Rule 10b-18 and/or Rule 10b5-1 requirements. The board of directors will continue to review the extended share repurchase program periodically, and may authorize adjustments to its terms and size. The Company expects to continue to fund the repurchases under the extended share repurchase program with its existing cash balance.

For the years ended December 31, 2021, 2022 and 2023, the Company repurchased 9,000, 427,984 and 420,274 ADSs, equivalent of 45,000, 2,139,920 and 2,101,370 Class A ordinary shares for RMB164 thousand, RMB6,959 thousand and RMB9,542 thousand (US$1,344 thousand) on the open market, at a weighted average price of US$2.86, US$2.47 and US$3.29 per ADS, respectively.

The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. SHARE-BASED PAYMENTS

Share incentive plan

In 2020, the Company adopted a share incentive plan (the “2020 Plan”), to provide additional incentives to employees, directors and consultants, under which options previously granted by the VIE were carried over on a one-for-one basis with identical terms and conditions under the 2020 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan was initially 19,684,555 ordinary shares, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. The options granted under the 2020 Plan have a contractual term of 10 years.

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

In December 2021, the Company modified its share options granted under the 2020 Plan, to remove certain performance vesting conditions, if bound, for eligible share options. The incremental cost resulted from the modification was not material.

In September 2022, the Company modified the exercise prices for eligible outstanding options as of September 30, 2022, originally granted with exercise prices above US$0.2 per Class A ordinary share to the employees. Upon the modification, the exercise prices of these options were decreased to US$0.2 per Class A ordinary share, while other terms remained unchanged. The total incremental cost as a result of this modification amounted to RMB4,022 thousand, with RMB1,900 thousand recognized on the date of modification, and the remaining recognized over the remaining vesting period of the awards.

In December 2022, 4,868,000 shares options were granted to certain directors and employees. The options granted are subject to service condition only, and vest in several installments with vesting schedules ranging from immediate to 4 years. The options are accounted for as equity awards with shared-based compensation expenses recognized over the vesting periods.

A summary of the option activities under the 2020 Plan is stated below:

				Weighted‑
		Weighted‑	Weighted‑	average
		average	average	remaining	Aggregate
	Number of	exercise	grant‑date	contractual	intrinsic
	options	price	fair value	term	value
		US$	US$	Years	US$ in thousands
Outstanding, December 31, 2022	15,452,601	0.15	1.01	7.86	6,157
Forfeited	(308,022)	0.17	1.05
Exercised	(83,690)	0.16
Outstanding, December 31, 2023	15,060,889	0.15	1.01	6.87	7,396
Vested and expected to vest at December 31, 2023	15,060,889	0.15	1.01	6.87	7,396
Exercisable at December 31, 2023	10,519,075	0.17	1.18	6.58	5,048

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2022 and 2023, and the options’ exercise price, respectively. The total intrinsic value of options exercised was RMB4,074 thousand, RMB32 thousand and RMB272 thousand (US$38 thousand) during the years ended December 31, 2021, 2022 and 2023, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. SHARE-BASED PAYMENTS (Continued)

The total fair value of share options vested during the years ended December 31, 2021, 2022 and 2023 was RMB15,725 thousand, RMB21,206 thousand and RMB18,099 thousand (US$2,549 thousand), respectively. The weighted-average grant-date fair value of options granted during the year ended December 31, 2022 was US$0.36, and there were no options granted during the years ended December 31, 2021 and 2023. As of December 31, 2023, total unrecognized share-based compensation expenses related to unvested share-based awards were RMB5,069 thousand (US$714 thousand), which were expected to be recognized over a weighted-average vesting period of 1.21 years.

Fair value of options

The fair value of options was determined using the binomial option pricing model, with the assistance of an independent third-party valuation firm. The binomial option pricing model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatilities, the Group has made reference to historical volatilities of several comparable companies. The suboptimal exercise factor was estimated based on the Group’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The fair value of ordinary shares is one-fifth of the price of the Company’s ADSs publicly traded on the New York Stock Exchange.

The assumptions used to estimate the fair value of the options granted are as follows:

For the year ended
December 31, 2022
Fair value per ordinary share as at valuation date	US$0.41
Risk‑free rate	3.44%
Expected volatility	71.71%
Exercise multiple	2.2 — 2.8

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended
	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	940	348	299	42
Research and development expenses	5,431	6,377	4,055	571
Sales and marketing expenses	3,010	1,599	707	100
General and administrative expenses	5,794	4,720	4,374	616
	15,175	13,044	9,435	1,329

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. INCOME (LOSS) PER SHARE

Basic and diluted income (loss) per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
Numerator:
Net income (loss)	(37,051)	109,819	180,907	25,479
Denominator:
Weighted average number of ordinary shares outstanding—basic	266,631,802	266,535,220	264,052,936	264,052,936
Effect of dilutive share options	—	3,669,322	9,712,192	9,712,192
Weighted average number of ordinary shares outstanding—diluted	266,631,802	270,204,542	273,765,128	273,765,128
Basic income (loss) per ordinary share	(0.14)	0.41	0.69	0.10
Diluted income (loss) per ordinary share	(0.14)	0.41	0.66	0.09

Basic and diluted income (loss) per share are computed using the weighted average number of ordinary shares outstanding during the period.

For the years ended December 31, 2021, 2022 and 2023, the two-class method is applicable because the Company has two classes of ordinary shares, Class A and Class B. However, basic and diluted income (loss) per share are not reported separately for Class A ordinary shares or Class B ordinary shares as each class of shares has the same rights to undistributed and distributed earnings. The effects of outstanding share options were excluded from the computation of diluted loss per share as their effects would be anti-dilutive for the year ended December 31, 2021. The effects of outstanding share options were included in the computation of diluted income per share using the treasury stock method for the years ended December 31, 2022 and 2023.

16. RELATED PARTY TRANSACTIONS

a)	Related parties

Controlling shareholder of the Group

●	Mr. Michael Yufeng Chi

Entities controlled by controlling shareholder

●	Hongen Education & Technology Co., Ltd. and certain of its subsidiaries (collectively,“Hongen Education”)
●	Controlled entities and affiliates of Perfect World Holding Group Co., Ltd. (“Perfect World Group”)
●	Entities involved in the operation of kindergarten business of Hongen Education (“Hongen Kindergartens”)

Equity investee of the Group (See Note 2—Long-term Investment) (“Equity Investee”)

b)	The Group had the following related party transactions:

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (Continued)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Product sales to Hongen Kindergartens	2,157	1,224	1,291	182
Product sales to Perfect World Group	—	—	97	14
Rental and property management services from Perfect World Group(1)	26,463	26,818	24,666	3,474
Research and development outsourcing, administrative, IP licensing and other services from Perfect World Group	3,979	3,668	5,136	723
Research and development outsourcing and other services from Hongen Education	459	166	576	81
Research and development outsourcing services from Equity Investee	—	20	52	7
Purchase of products from Equity Investee	—	357	—	—
Assets transferred to Perfect World Group(2)	429	—	—	—

The Group had the following related party balances at the end of the year:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, current:
Perfect World Group entities(3)	2,263	1,626	229
Hongen Education	18	184	26
Equity Investee	5	—	—
	2,286	1,810	255
Amounts due to related parties:
Perfect World Group entities(1)	6,807	4,249	599
Hongen Education	30	179	25
Equity Investee	107	—	—
	6,944	4,428	624
Operating lease ROU assets leased from:
Perfect World Group entities(1)	8,621	—	—
	8,621	—	—
Current operating lease liabilities arising from offices leased from:
Perfect World Group entities(1)	4,616	—	—
	4,616	—	—
(1)	In January 2021, the Group entered into a lease arrangement with no renewal options with Perfect World Group to lease offices in Beijing. The Group accounted for the lease arrangement as operating leases in accordance with ASC 842 and measured ROU assets and operating lease liabilities arising from the lease accordingly. In July 2023, upon termination of the original lease, the Group entered into new lease agreements with Perfect World Group to lease offices in Beijing, with lease terms of less than 12 months, which were accounted for as short-term leases.

Lease payments due at December 31, 2022 and 2023 pursuant to the lease contracts were recognized as amounts due to related parties as of December 31, 2022 and 2023, respectively. Accompanying the lease arrangement, Perfect World Group also provided the Group with property management services.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (Continued)

(2)	In December 2021, the Group transferred certain electronic equipment to Perfect World Group at the transaction price of RMB429 thousand. As the transaction was under common control, the difference between the transaction price and the carrying amount of the fixed assets was included in additional paid-in capital. No gain or loss was recognized. Perfect World Group has fully paid the consideration in 2021.
(3)	Amounts due from Perfect World Group entities primarily consist of rental deposits and royalty prepayments to Perfect World Group and its affiliates.

17. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant statutory laws and regulations in mainland China permit payments of dividends by the Group’s subsidiaries in mainland China only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations in mainland China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries in mainland China.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their Articles of Association, the Company’s wholly foreign-owned enterprises, being foreign invested enterprise established in mainland China, are required to allocate at least 10% of their after-tax profit determined based on accounting standards and regulations in mainland China to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the staff welfare and bonus fund are at the discretion of the Company’s wholly foreign-owned enterprises. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

In accordance with the PRC Company Laws, the VIE and VIE’s subsidiaries in mainland China must make appropriations from their annual after-tax profits as reported in their statutory accounts to non-distributable reserve funds, namely statutory reserve and discretionary surplus reserve. The VIE and VIE’s subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory reserve until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus reserve is at the discretion of the VIE and VIE’s subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2022 and 2023, the Group’s subsidiaries, the VIE and VIE’s subsidiaries in mainland China had appropriated RMB7,967 thousand and RMB8,164 thousand (US$1,150 thousand) to their reserves.

Furthermore, registered share capital and capital reserve accounts of the Company’s subsidiaries, the VIE and VIE’s subsidiaries in mainland China are also restricted from distribution. As a result, the restrictions amounted to approximately RMB281,738 thousand (US$39,682 thousand), or 29.41% of the Company’s total consolidated net assets as of December 31, 2023.

Cash transfers from the Company’s subsidiaries in mainland China to its subsidiaries outside of mainland China are subject to mainland China government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the subsidiaries, the VIE and VIE’s subsidiaries in mainland China to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

18. COMMITMENTS AND CONTINGENCIES

a)Purchase commitments

The following table sets forth the Group’s purchase obligations as of December 31, 2023:

		Less than 1			Over 5
	Total	Year	1-3 Years	3-5 Years	Years

	(RMB in thousands)
Purchase commitments	5,059	5,059	—	—	—

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18. COMMITMENTS AND CONTINGENCIES (Continued)

The Group’s purchase obligations represent commitment to acquire certain intellectual property rights.

b)Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	186,825	138,574	19,518
Amounts due from subsidiaries	282,687	315,959	44,502
Prepayments and other current assets	—	4,205	592
Total current assets	469,512	458,738	64,612
Non-current assets
Investments in subsidiaries, the VIE and VIE’s subsidiaries	306,751	506,526	71,343
Other non-current assets	2,382	2,422	341
Total non-current assets	309,133	508,948	71,684
Total assets	778,645	967,686	136,296
LIABILITIES
Current liabilities
Amounts due to subsidiaries and the VIE	2,092	5,973	841
Accrued expenses and other current liabilities	7,101	3,909	551
Total current liabilities	9,193	9,882	1,392
Total liabilities	9,193	9,882	1,392
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2022 and December 31, 2023; 125,122,382 Class A shares issued and 121,722,467 outstanding as of December 31, 2022; 125,122,382 Class A shares issued and 119,704,787 outstanding as of December 31, 2023; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2022 and December 31, 2023; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2022 and December 31, 2023)	185	185	26
Additional paid-in capital	1,079,099	1,088,628	153,330
Treasury stock	(7,123)	(16,665)	(2,347)
Accumulated other comprehensive income	10,497	17,955	2,529
Accumulated deficit	(313,206)	(132,299)	(18,634)
Total shareholders’ equity	769,452	957,804	134,904
Total liabilities and shareholders’ equity	778,645	967,686	136,296

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses
General and administrative expenses	(22,755)	(18,993)	(16,011)	(2,255)
Total operating expenses	(22,755)	(18,993)	(16,011)	(2,255)
Operating loss	(22,755)	(18,993)	(16,011)	(2,255)
Share of income (loss) from subsidiaries, the VIE and VIE’s subsidiaries	(15,874)	126,241	190,880	26,885
Other income, net	1,578	2,571	6,038	849
Income (loss) before income taxes	(37,051)	109,819	180,907	25,479
Income tax expenses	—	—	—	—
Net income (loss)	(37,051)	109,819	180,907	25,479
Total comprehensive income (loss)	(49,867)	154,993	188,365	26,529

Net cash used in operating activities	(15,837)	(18,992)	(15,968)	(2,249)
Net cash provided by (used in) investing activities	127,514	(1,655)	(25,483)	(3,589)
Net cash provided by (used in) financing activities	313	(6,956)	(9,448)	(1,331)
Effect of exchange rate changes on cash and cash equivalents	(3,787)	17,047	2,648	373
Net change in cash and cash equivalents	108,203	(10,556)	(48,251)	(6,796)
Cash and cash equivalents at the beginning of the year	89,178	197,381	186,825	26,314
Cash and cash equivalents at the end of the year	197,381	186,825	138,574	19,518

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

The parent company records its investment in its subsidiaries, the VIE and VIE’s subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Under the equity method of accounting, the Company shall adjust the carrying amount of the investment for its share of the subsidiaries’ and other equity investees’ cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiaries’ and other equity investees’ losses. The Company confirmed its unlimited financial support to its subsidiaries for their operations. Consequently, the Company recognized its investment in excess of its share of cumulative losses in “Investments in subsidiaries, the VIE and VIE’s subsidiaries” on the condensed balance sheets, and the respective share in income (loss) in “Share of income (loss) from subsidiaries, the VIE and VIE’s subsidiaries” on the condensed statements of comprehensive income (loss). The subsidiaries did not pay any dividends to the Company for the periods presented.

The parent company’s condensed financial statements should be read in conjunction with the Group’s consolidated financial statements.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. SUBSEQUENT EVENTS

Acquisition of IP Assets

In February 2024, the Group acquired certain intellectual property assets related to “Cosmicrew” from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, for a total consideration of RMB64.0 million (US$9.0 million). The consideration of the transaction was determined with the assistance of an independent third-party valuation firm, and the transaction has been approved by the board of directors and the audit committee of the board of directors.

Special Cash Dividend

In February 2024, to deliver return of capital to shareholders, the Company’s board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs as of the close of business on March 28, 2024 New York Time, payable in U.S. dollars. The aggregate amount of the special dividend will be approximately US$5.3 million. The payment date is expected to be on or around May 8, 2024 and May 15, 2024 for holders of ordinary shares and holders of ADSs, respectively.