Form 20-F
period 2024-12-31
iHuman Inc.
filed 2025-04-28
CIK 1814423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Building A,

No. 1 Wangjing East Road,

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Vivien Weiwei Wang, Chief Financial Officer

E-mail: ir@ihuman.com

Telephone: +86 10 5780-6606

Building A,

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

As of December 31, 2024, there were 260,084,207 ordinary shares outstanding, being the sum of 116,084,207 Class A ordinary shares and 144,000,000 Class B ordinary shares.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents five Class A ordinary shares;
●	“AI” refers to artificial intelligence;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“Hongen Education” are to Hongen Education & Technology Co., Ltd. and its predecessors and subsidiaries. Hongen Education is an affiliate of ours that shares a common director, Mr. Hanfeng Chi, with us. Furthermore, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns more than 50% of the voting power in both Hongen Education and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Hongen Education and our company. Therefore, Hongen Education and us are under common control, which, pursuant to Rule 405 under the Securities Act, makes Hongen Education an affiliate of ours;
●	“iHuman,” “we,” “us,” “our company” and “our” are to iHuman Inc., our Cayman Islands holding company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity and subsidiaries of the variable interest entity;
●	“MAUs” with respect to any of our apps, are to monthly active users, which are the number of unique mobile devices through which such app is accessed at least once in a given month. We treat each distinguishable device as a separate user for purposes of calculating MAUs, although it is possible that some people may use more than one mobile device and multiple people may share one mobile device to access our apps; “average MAUs” for a specific period, with respect to any of our apps, are to the monthly average of the sum of our MAUs for such app during that period; “total MAUs” is calculated by combining the MAUs of all of our apps in a given month, and duplicate access to different apps is not eliminated from the calculation; “average total MAUs” for a specified period, are to the monthly average of the sum of our total MAUs during that period;
●	“NYSE” are to the New York Stock Exchange;
●	“Offline products and others” are to our offline operations of intellectual development materials and devices;
●	“Online subscriptions” are to our online operations of tech-powered, intellectual development apps;
●	“our WFOEs” are to Hongen Perfect Future (Tianjin) Investment Co., Ltd. and Hongen Perfect (Beijing) Education Technology Development Co., Ltd.;
●	“Perfect World Group” or “Perfect World” are to Perfect World Holding Group Co., Ltd., a holding company incorporated in mainland China and its controlled entities and affiliates, including Perfect World Co., Ltd., a company incorporated in mainland China and listed on the Shenzhen Stock Exchange (SZSE: 002624). Mr. Michael Yufeng Chi beneficially owns more than 50% of the voting power in both Perfect World Group and us and is a common director of both Perfect World Group and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Perfect World Group and our company. Therefore, Perfect World Group and us are under common control, which, pursuant to Rule 405 under the Securities Act, makes Perfect World Group an affiliate of ours;

●	“RMB” and “Renminbi” are to the legal currency of China;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“VIE” are to variable interest entity, and “the VIE” or “Tianjin Hongen” are to Tianjin Hongen Perfect Future Education Technology Co., Ltd.

Our reporting currency is RMB. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 18, 2025, the exchange rate set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System was RMB7.2996 to US$1.00.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

iHuman Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE with which we have maintained contractual arrangements, and VIE’s subsidiaries. Laws and regulations in mainland China establish conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE and VIE’s subsidiaries, and rely on contractual arrangements among our subsidiaries in mainland China, the VIE and its shareholders. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for substantially all of our total revenues for 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to iHuman Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and VIE’s subsidiaries in mainland China, including, but not limited to, Tianjin Hongen. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. The VIE structure involves unique risks to investors, and holders of our ADSs may never directly hold equity interests in the Chinese operating company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure, including our major subsidiaries, the VIE and its major subsidiaries, as of December 31, 2024:

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

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and its subsidiaries, the VIE and VIE’s subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares. In 2022, 2023 and 2024, iHuman Inc., through its intermediate holding company, made capital contributions of RMB68.7 million, nil and nil to Hongen Investment, respectively, which subsequently made transfers to Hongen Edutech, Hongen Investment’s subsidiary, when needed, in the corresponding year. In 2022, 2023 and 2024, iHuman Inc. provided to its subsidiaries in Hong Kong loans of nil, RMB32.5 million and nil, respectively, and received repayments of nil, nil and RMB71.2 million (US$9.8 million), respectively. For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries, the VIE and VIE’s subsidiaries; no subsidiaries nor the VIE paid dividends or made other distributions to the holding company. For the years ended December 31, 2022, 2023 and 2024, dividends paid to holders of ADSs and ordinary shares of iHuman Inc. were nil, nil and RMB35.3 million (US$4.8 million), respectively. In March 2025, our board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs, respectively. The aggregate amount of the special dividend will be approximately US$5.2 million. We currently intend to retain most of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For mainland China and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The VIE is required to transfer cash to our WFOEs by paying service fees according to the contractual arrangements. The VIE paid Hongen Edutech service fees of RMB89.5 million, RMB79.6 million and RMB86.9 million (US$11.9 million) in 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, the VIE provided to Hongen Edutech loans of RMB126.0 million, RMB13.5 million and RMB59.0 million (US$8.1 million), respectively, and received repayments of RMB90.0 million, RMB40.0 million and RMB48.0 million (US$6.6 million), respectively. In 2022, 2023 and 2024, the VIE provided to Hongen Investment loans of nil, RMB3.2 million and nil, respectively, and received repayments of nil, RMB2.1 million and nil, respectively. Going forward, we intend to transfer the economic benefits of the VIE and VIE’s subsidiaries to our WFOEs under the contractual arrangements.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE and VIE’s subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations in mainland China. As advised by our PRC counsel, Tian Yuan Law Firm, as of the date of this annual report, other than the Online Publishing Service Permit, the Online Transmission of Audio-Visual Programs License, the Private School Operating Permit and the completion of our filing of educational apps regarding a few of our online apps, as disclosed and further detailed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations,” our subsidiaries in mainland China and the VIE and VIE’s subsidiaries have obtained all the requisite permissions and approvals from the mainland China government authorities for the business operations of our mainland China subsidiaries, the VIE and VIE’s subsidiaries, namely, four Value-added Telecommunications Business Operation Licenses for internet information services, or the ICP Licenses, five Production and Operation of Radio and TV Programs Permits, one Internet Culture Business Operating License, two Permits for Operating Publications, two Filing Certifications of Classified Protection of Information System Security and filings of educational apps pursuant to the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps for all of our major products. As of the date of this annual report, (i) except for the completion of our filing of educational apps regarding a few of our online apps, we believe our subsidiaries in mainland China, the VIE and VIE’s subsidiaries are not required to obtain any permission or approval from the Ministry of Education of the PRC; however we cannot guarantee that any portion of our services would not be deemed as “online education activities” under the Amended Implementation Rules for the Private Education Law promulgated by the State Council on April 7, 2021; should such a determination apply, we would be required to obtain a Private School Operating Permit from local education administration authorities; and (ii) we have not received any notification from the Ministry of Education, indicating that our subsidiaries in mainland China, the VIE or VIE’s subsidiaries are required to obtain any permission or approval from the Ministry of Education. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.” In addition, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries have not been denied any permission or approval from any mainland China government authority with respect to the operation of our business. Furthermore, as advised by our PRC counsel, as of the date of this annual report, under current PRC laws, regulations and rules, we, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other mainland China government authorities with respect to the operation of our business, except for the permissions or approvals listed above. However, because the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities are subject to changes, we may be required to obtain additional licenses, permits, filings or approvals for the functions of our platform at the present stage or in the future. If we, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries (i) do not receive or maintain any necessary permissions or approvals from mainland China authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations or interpretations change depending on the facts and circumstances and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies.”

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

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2024
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	27,092	—	895,109	—	922,201
Intra-group revenues(1)	—	7,966	43,827	84	(51,877)	—
Third-party cost of revenues and operating expenses	(11,449)	(39,274)	(92,544)	(707,022)	—	(850,289)
Intra-group cost of revenues and operating expenses(1)	—	(7,045)	—	(44,917)	51,962	—
Share of income (loss) from subsidiaries, the VIE and VIE’s subsidiaries(2)	102,725	(47,915)	—	—	(54,810)	—
Other income, net	7,313	12,843	948	17,585	—	38,689
Income (loss) before income taxes	98,589	(46,333)	(47,769)	160,839	(54,725)	110,601
Income tax expenses	—	(149)	(146)	(11,717)	—	(12,012)
Net income (loss)	98,589	(46,482)	(47,915)	149,122	(54,725)	98,589

	For the Year Ended December 31, 2023
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	7,721	—	1,010,418	—	1,018,139
Intra-group revenues(1)	—	4,651	49,840	—	(54,491)	—
Third-party cost of revenues and operating expenses	(16,011)	(25,230)	(113,560)	(703,451)	—	(858,252)
Intra-group cost of revenues and operating expenses(1)	—	(3,411)	—	(50,587)	53,998	—
Share of income (loss) from subsidiaries, the VIE and VIE’s subsidiaries(2)	190,880	(63,088)	—	—	(127,792)	—
Other income, net	6,038	11,831	632	24,185	—	42,686
Income (loss) before income taxes	180,907	(67,526)	(63,088)	280,565	(128,285)	202,573
Income tax expenses	—	(100)	—	(21,566)	—	(21,666)
Net income (loss)	180,907	(67,626)	(63,088)	258,999	(128,285)	180,907

	For the Year Ended December 31, 2022
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	81	—	985,436	—	985,517
Intra-group revenues(1)	—	243	80,980	—	(81,223)	—
Third-party cost of revenues and operating expenses	(18,993)	(8,136)	(142,120)	(704,686)	—	(873,935)
Intra-group cost of revenues and operating expenses(1)	—	(171)	—	(80,980)	81,151	—
Share of income (loss) from subsidiaries, the VIE and VIE’s subsidiaries(2)	126,241	(58,731)	—	—	(67,510)	—
Other income, net	2,571	3,823	2,996	11,800	—	21,190
Income (loss) before income taxes	109,819	(62,891)	(58,144)	211,570	(67,582)	132,772
Income tax expenses	—	—	(587)	(22,366)	—	(22,953)
Net income (loss)	109,819	(62,891)	(58,731)	189,204	(67,582)	109,819

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2024
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Assets
Cash and cash equivalents	155,828	256,436	12,565	698,463	—	1,123,292
Amounts due from Group entities(3)	253,441	—	403	171,522	(425,366)	—
Amounts due from related parties	—	—	581	1,470	—	2,051
Investments in subsidiaries and contractual interests in the VIE and VIE’s subsidiaries(2)	555,621	—	—	—	(555,621)	—
Other assets	5,495	7,457	16,231	265,757	(642)	294,298
Total assets	970,385	263,893	29,780	1,137,212	(981,629)	1,419,641
Amounts due to Group entities(3)	4,148	253,718	167,097	403	(425,366)	—
Amounts due to related parties	—	—	172	1,562	—	1,734
Loss in excess of investments in subsidiaries(2)	—	150,995	—	—	(150,995)	—
Other liabilities	5,392	15,863	13,506	422,463	(162)	457,062
Total liabilities	9,540	420,576	180,775	424,428	(576,523)	458,796
Total shareholders’ equity (deficit)	960,845	(156,683)	(150,995)	712,784	(405,106)	960,845

	As of December 31, 2023
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Assets
Cash and cash equivalents	138,574	314,106	21,337	739,750	—	1,213,767
Amounts due from Group entities(3)	315,959	2,855	4,943	118,806	(442,563)	—
Amounts due from related parties	—	—	549	1,261	—	1,810
Investments in subsidiaries and contractual interests in the VIE and VIE’s subsidiaries(2)	506,526	—	—	—	(506,526)	—
Other assets	6,627	4,195	10,082	216,783	(2,769)	234,918
Total assets	967,686	321,156	36,911	1,076,600	(951,858)	1,450,495
Amounts due to Group entities(3)	5,973	315,961	115,686	4,943	(442,563)	—
Amounts due to related parties	—	—	382	4,046	—	4,428
Loss in excess of investments in subsidiaries(2)	—	100,549	—	—	(100,549)	—
Other liabilities	3,909	16,078	21,392	449,088	(2,204)	488,263
Total liabilities	9,882	432,588	137,460	458,077	(545,316)	492,691
Total shareholders’ equity (deficit)	957,804	(111,432)	(100,549)	618,523	(406,542)	957,804

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2024
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	(2,663)	970	(4,622)	64,861	—	58,546
Net cash provided by (used in) investing activities	62,597	(36)	(14,608)	(48,718)	(51,997)	(52,762)
Net cash provided by (used in) financing activities	(44,853)	(62,597)	10,600	(57,430)	51,997	(102,283)

	For the Year Ended December 31, 2023
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	(15,968)	(437)	(26,642)	215,169	—	172,122
Net cash provided by (used in) investing activities	(25,483)	—	(19)	18,960	33	(6,509)
Net cash provided by (used in) financing activities	(9,448)	25,483	(25,450)	—	(33)	(9,448)

	For the Year Ended December 31, 2022
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	(18,992)	894	(51,715)	258,279	—	188,466
Net cash used in investing activities	(1,655)	(69,007)	(100)	(68,433)	106,353	(32,842)
Net cash provided by (used in) financing activities	(6,956)	1,655	104,698	—	(106,353)	(6,956)

Notes:

(1)	Represents the elimination of the intercompany service charge at the consolidation level.
(2)	Represents the elimination of the investments among iHuman Inc., Subsidiaries (other than WFOEs), WFOEs, and the VIE and VIE’s subsidiaries.
(3)	Represents the elimination of intercompany balances among iHuman Inc., Subsidiaries (other than WFOEs), WFOEs, and the VIE and VIE’s subsidiaries.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA because we filed an annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by us for the preparation of the audit report on our company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

Selected Consolidated Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024, selected consolidated balance sheets data as of December 31, 2023 and 2024, and selected consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and selected consolidated cash flow data for the years ended December 31, 2020 and 2021 and the selected consolidated balance sheets data as of December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statement of Operations:
Revenues	531,915	944,722	985,517	1,018,139	922,201	126,341
Cost of revenues(1)	(166,472)	(284,098)	(294,343)	(296,868)	(282,048)	(38,640)
Gross profit	365,443	660,624	691,174	721,271	640,153	87,701
Operating expenses
Research and development expenses(1)	(199,510)	(415,334)	(313,481)	(257,546)	(247,757)	(33,943)
Sales and marketing expenses(1)	(95,717)	(202,093)	(156,916)	(199,504)	(221,230)	(30,308)
General and administrative expenses(1)	(114,667)	(97,445)	(109,195)	(104,334)	(99,254)	(13,598)
Total operating expenses	(409,894)	(714,872)	(579,592)	(561,384)	(568,241)	(77,849)
Operating income (loss)	(44,451)	(54,248)	111,582	159,887	71,912	9,852
Other income, net	7,441	17,052	21,190	42,686	38,689	5,300
Income (loss) before income taxes	(37,010)	(37,196)	132,772	202,573	110,601	15,152
Income tax benefits (expenses)	(466)	145	(22,953)	(21,666)	(12,012)	(1,646)
Net income (loss)	(37,476)	(37,051)	109,819	180,907	98,589	13,506
Accretion to redemption value of contingently redeemable ordinary shares	(10,792)	—	—	—	—	—
Net income (loss) attributable to ordinary shareholders	(48,268)	(37,051)	109,819	180,907	98,589	13,506
Income (loss) per share
Basic	(0.21)	(0.14)	0.41	0.69	0.38	0.05
Diluted	(0.21)	(0.14)	0.41	0.66	0.36	0.05
Income (loss) per ADS
Basic	(1.07)	(0.69)	2.06	3.43	1.88	0.26
Diluted	(1.07)	(0.69)	2.03	3.30	1.82	0.25
Weighted average shares used in income (loss) per share
Basic	226,339,320	266,631,802	266,535,220	264,052,936	262,001,916	262,001,916
Diluted	226,339,320	266,631,802	270,204,542	273,765,128	271,198,755	271,198,755

Note:

(1)	Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
Cost of revenues	1,897	940	348	299	106	15
Research and development expenses	19,499	5,431	6,377	4,055	1,303	179
Sales and marketing expenses	2,858	3,010	1,599	707	164	22
General and administrative expenses	55,637	5,794	4,720	4,374	1,251	171
Total	79,891	15,175	13,044	9,435	2,824	387

The following table presents our selected consolidated balance sheets data as of December 31, 2020, 2021, 2022, 2023 and 2024:

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	861,682	855,362	1,049,999	1,213,767	1,123,292	153,890
Accounts receivable, net	77,965	56,132	79,614	60,832	52,030	7,128
Total current assets	1,021,461	1,015,244	1,253,791	1,382,438	1,335,817	183,006
Total assets	1,046,945	1,100,881	1,333,399	1,450,495	1,419,641	194,490
Deferred revenue and customer advances	268,613	302,980	379,063	318,587	283,251	38,805
Total current liabilities	399,222	482,933	561,053	490,758	447,544	61,314
Total liabilities	404,292	492,510	563,947	492,691	458,796	62,856
Total shareholders’ equity	642,653	608,371	769,452	957,804	960,845	131,634

The following table presents our selected consolidated cash flow data for the years ended December 31, 2020, 2021, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	222,986	38,214	188,466	172,122	58,546	8,021
Net cash used in investing activities	(15,906)	(31,951)	(32,842)	(6,509)	(52,762)	(7,228)
Net cash provided by (used in) financing activities	571,959	410	(6,956)	(9,448)	(102,283)	(14,013)
Net increase (decrease) in cash and cash equivalents	756,799	(6,320)	194,637	163,768	(90,475)	(12,395)
Cash and cash equivalents at the beginning of the year	104,883	861,682	855,362	1,049,999	1,213,767	166,285
Cash and cash equivalents at the end of the year	861,682	855,362	1,049,999	1,213,767	1,123,292	153,890

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

●	If we are not able to continue to attract and retain users and enhance user engagement, our business and prospects will be materially and adversely affected;
●	Our online operations have a limited operating history in an evolving market, which makes it difficult to predict our prospects and our business and financial performance;
●	We may not be able to successfully or effectively execute our growth strategy;
●	We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share; and
●	The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

●	We conduct our operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE, with which we have maintained contractual arrangements, and VIE’s subsidiaries. Our holding company, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, and investors of our company may be subject to potential future actions by the mainland China government depending on the facts and circumstances that could affect the enforceability of our contractual arrangements with the VIE and its shareholders and, consequently, significantly affect the financial performance of the VIE and our company as a whole. If the mainland China government finds that the agreements that establish the structure for operating our business do not comply with laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The mainland China regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”;
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”;
●	The shareholders of the VIE may have actual or potential conflicts of interest with us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”; and

●	We may rely on dividends paid by our subsidiaries in mainland China to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in mainland China to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our subsidiaries in mainland China to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in mainland China to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”;
●	Uncertainties with respect to the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of mainland China laws, regulations and policies, could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of mainland China, could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us.”;
●	We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of internet-related businesses and companies.”;
●	The mainland China government has indicated an intent and may promulgate certain regulations and rules to exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers. In the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Significant oversight and discretion by the mainland China government over our business operation could result in a material adverse change in our operations and the value of our ADSs.”;
●	The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing.”;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”; and

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to our ADSs

●	The trading price of our ADSs has been and likely will continue to be volatile, which could result in substantial losses to investors; and
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

If we are not able to continue to attract and retain users and enhance user engagement, our business and prospects will be materially and adversely affected.

We mainly generate revenues from subscription fees that users paid for the premium content of our tech-powered, intellectual development apps, as well as the sales of offline products to both individual users and organizations, among others. Therefore, our ability to attract and retain users of our products and enhance user engagement is critical to the continued success and growth of our business. Such ability primarily depends on the overall intellectual development experience we provide to our users, the quality and popularity of our content, as well as the effectiveness of our technology.

Although we have developed a large and loyal user base, to continue to do so, we must attract users by continuing to expand the scope and improve the quality of our product offerings, strengthen our content development capabilities and technology leadership, continue to build our brand and reputation as the leading provider of tech-powered, intellectual development products focusing on making the child-upbringing experience easier for parents, as well as effectively market and precisely target our products to prospective users. We may not, however, always be able to meet our users’ expectations, many of which are outside of our control. We may face user dissatisfaction due to perceptions of our failure to effectively engage our users, our users’ overall dissatisfaction with the quality of the content of our intellectual development products, technical disruptions or failure of our products, as well as potential concerns from parents on their children’s use of our products with entertainment features being too immersive and distracting.

If we are unable to continue to attract and retain users to subscribe for the premium content of our smart digital apps or purchase our other products, to enhance user engagement in our diverse product offerings, or to maintain or increase the spending of our existing users on our products, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

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

We may not be able to successfully or effectively execute our growth strategy.

To achieve business sustainability, we need to attract more users, customers and audiences, hire more qualified content development and other staff, diversify and scale up our product offerings and strengthen our technology infrastructure. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage our operations and personnel, we will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract a sufficient number of users, customers and audiences in a cost-effective manner, respond to competitive challenges, or otherwise execute our business strategies. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. Our broad user base and the expanding content also expose us to challenges related to legal compliance, such as complying with evolving laws and regulations on privacy and intellectual property. There is no guarantee that we will be able to successfully execute our growth strategy and effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share.

The industry in which we operate is evolving and competitive, and we expect competition in this sector to persist and intensify as more players may enter this promising market. We face competition in each part of our product offerings from other industry participants. For example, each of our tech-powered, smart digital apps has certain competitors that create and operate similar content. We also face pressure for our offline operations from other providers of intellectual development products. As we acquired the intellectual property assets related to Cosmicrew and have expanded the Cosmicrew animated series into several global markets, we also face competitive pressure from other companies in the children’s entertainment sector. Some of our current competitors or future competitors entering this market may have longer operating histories in certain businesses, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with our competitors across a range of factors, including, among others, high-quality content development staff, content originality and appeal, technology infrastructure and data analytics capabilities, scope and quality of our product offerings, user experience, content distribution channels and brand recognition. Our competitors may launch similar products with different pricing packages that may have greater appeal than our offerings. If we reduce our subscription fees or prices of product or content offerings, or increase spending in response to competition in order to retain or attract users or pursue new market opportunities, our revenue may decrease, and our costs and expenses may increase as a result of such actions, which may adversely affect our operating margins. If we are unable to successfully compete for users, maintain or increase our level of pricing, attract and retain competent content development staff or other key personnel, maintain our competitiveness in terms of the quality of our product offerings in a cost-effective manner, our business and results of operations may be materially and adversely affected.

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

As of the date of this annual report, we have completed the filings of educational apps for all of our major products as non-AST apps, and we have not received any notification from any regulatory authority in mainland China indicating that our products are classified as AST products. Accordingly, we believe our products are non-AST products. However, under the complex and evolving regulatory regime and due to the broad discretion the government authorities may have on interpretation, application and enforcement of the Alleviating Burden Opinion and related regulations, we cannot assure you that the government authorities may not take a contrary view, and it is thus unclear whether the products we provide will be classified as AST pursuant to the existing and future laws or regulations in mainland China or the opinion from the regulatory authorities. In the event that we are deemed to provide AST under any existing and future laws or regulations in mainland China or the opinion from the regulatory authorities, we may be subject to the provisions of the Alleviating Burden Opinion and other laws or regulations in mainland China in relation to AST, and we may be required to obtain a Private School Operating Permit, be subject to fines or be required to unwind the existing contractual agreements and/or dispose of relevant business operations, if applicable, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with new laws and regulations regarding the industry in which we operate. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations forthwith, in which case our business, financial condition and results of operations could be materially and adversely affected.

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

We currently hold four ICP Licenses, five Production and Operation of Radio and TV Programs Permits, one Internet Culture Business Operating License and two Filing Certifications of Classified Protection of Information System Security for our online intellectual development business. We offer pre-recorded audio-video contents on certain of our online platforms to our users. According to relevant laws and regulations in mainland China, no entities or individuals may provide internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by the State Administration of Press, Publication, Radio, Film and Television, currently known as National Radio and Television Administration, or its local bureaus or completing the relevant registration procedures with National Radio and Television Administration or its local bureaus. Currently, only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, operators of intellectual development apps are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs. Accordingly, we currently do not hold a License for Online Transmission of Audio-Visual Programs. However, it is possible that the mainland China government will change its view and find that our business activities mentioned above or any other content we offer fall within the definition of “internet audio-visual programs” and thus require us to obtain the License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant products. In addition, we may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to our business. As of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our content to our users through our apps as “online publishing” which refers to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks and requires an Online Publishing Service Permit. If the content offered in our platform is considered as “online publications,” we may be required to obtain an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Online Publishing.” In addition, our current service offerings may be deemed as “online education activities” under the Amended Implementation Rules for the Private Education Law promulgated by the State Council on April 7, 2021, as a result of which we may be required to obtain a Private School Operating Permit. There is no assurance that local mainland China authorities will not adopt different enforcement practice, or any mainland China government authorities will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the industry in which we operate, which may subject us to additional licensing requirements to continue to operate our online business. As of the date of this annual report, we have not received any notification from government authorities, indicating that we have failed or need to obtain the additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs, Online Publishing Service Permit and Private School Operating Permit, and no fines or other penalties have been imposed on us for failure to do so.

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

In addition, we leveraged the support from, and our relationship with, our affiliates for back office support when we first launched our online operation. For example, Perfect World Group historically provided us with certain human resource service, administrative and IT support, financial service, and legal service. In recent years, we have been handling most of these back office functions independently. We believe our current collaboration with Perfect World Group in limited residual back office functions is administratively efficient. However, if Perfect World Group were to discontinue or reduce the level of support it provides as to such back office functions, our administrative efficiency may be affected to some extent.

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

On September 24, 2024, the State Council of China promulgated the Regulations on the Administration of Network Data Security, which came into effect on January 1, 2025. The Regulations on the Administration of Network Data Security reiterate and refine the relevant requirements of current laws and regulations such as the Personal Information Protection Law, the Data Security Law, and the Network Security Law, including but not limited to: (1) refining the provisions of the Personal Information Protection Law on notification, consent, and individual exercise of rights; (2) clearly define the requirements for protecting important data; (3) on the basis of the Measures on Security Assessment of the Cross-border Transfer of Data, the Measures for Standard Contract for Outbound Data Transfer of Personal Information, and the Provisions on Promoting and Regulating Cross-border Data Flows, optimize the mechanism for cross-border data flow; (4) clarify the obligations of network platform service providers, etc. Failure to comply with these requirements may result in administrative penalties, including fines, suspension of business operations, and revocation of business licenses.

It is the opinion of our PRC counsel that, as of the date of this annual report, we are in compliance with the permissions and approvals requirements under the existing PRC regulations and policies on cybersecurity, data security and personal data protection issued by the CAC.

On September 12, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, this draft amendment was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of mainland China. We cannot predict the impact of the Revised Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether we can complete these additional procedures in a timely fashion or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations or removal of our app from application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

We face risks inherent in handling and protecting data and are subject to various regulatory requirements relating to the security and privacy of data. See “—Our business generates and processes data in the ordinary course, and we are required to comply with PRC laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations” for details. As our online apps are available globally on app stores, we are also subject to data privacy laws and regulations overseas, one of which is the Children’s Online Privacy Protection Act. We have been taking measures, including the implementation of a tailored data privacy policy for users in the United States, and will continue to take measures to make sure our collection, use and disclosure of personal information from children under 13 years of age in the United States are in compliance with the Children’s Online Privacy Protection Act and the necessary parental consents are obtained properly. On February 28, 2024, the Biden administration issued Executive Order 14117 on “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.” On December 27, 2024, the U.S. Department of Justice issued the final rule carrying out the executive order, which took effect on January 5, 2025. The executive order and the final rule seek to prohibit and restrict certain data transactions involving the transfer of U.S. sensitive personal data between U.S. persons and covered countries of concern or covered persons. Covered countries of concern are defined to include China, and covered persons are defined to include companies owned by, controlled by or subject to the jurisdiction or direction of a country of concern. We believe our business practice does not violate the executive order or the final rule, as we currently store all overseas sensitive personal data on overseas cloud servers and prohibit transferring the sensitive data to China. However, we cannot assure you that the government authorities may not take a contrary view, given that the executive order and the final rule are newly issued and are subject to further supplements and revisions by the government authorities. In addition, although our user base in the European Union is relatively limited, we have implemented data privacy protection measures to make sure we comply with European data privacy laws and regulations, including the General Data Protection Regulation in the European Union. We strive to ensure that our apps are compliant with applicable data privacy and protection laws and regulations overseas. However, the laws and regulations may be interpreted, applied or modified in new manners that we may be unable to anticipate or adjust for appropriately. We may also incur substantial costs to ensure our compliance internationally. In addition, users or potential users may find our measures to comply with the applicable laws and regulations troublesome to follow, and thus we may lose our users or potential users.

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

In addition, we mainly rely on third-party distribution channels for the distribution of our apps to our users and the collection of subscription fees from our users. We also rely on third-party content distribution channels for the distribution of our animated content and derivative offerings. As such, the promotion, distribution and operation of our apps and the promotion and distribution of our contents are subject to the distribution channels’ standard terms and policies, which are to the interpretation of, and frequent changes by, these distribution channels. If any major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. We mainly recognize accounts receivable, and occasionally receive prepayments, when we engage third-party distributors to distribute our apps or contents. Therefore, the financial soundness of these third-party distributors may affect our ability to collect accounts receivable. We may face difficulties in settling the accounts receivable or write off the relevant amounts should the operation and liquidity condition of third-party distributors deteriorate, either of which may adversely affect our business, financial condition and results of operations.

We rely on a single app, iHuman Chinese, for a major portion of our revenue and any changes in the market and popularity of iHuman Chinese could have a material adverse effect on our business, financial condition and results of operations.

iHuman Chinese, whose launch in 2016 and commercialization in April 2018 antedated most of our other apps, has been our most popular app which accounted for a substantial part of our revenues in 2022, 2023 and 2024, respectively. We expect the revenues from iHuman Chinese to remain a substantial part of our revenues in the near future. Although we commercialized various other tech-powered, intellectual development apps and other product and content offerings since we launched iHuman Chinese, the revenue and profitability associated with these offerings may not outperform those of iHuman Chinese, and our reliance on iHuman Chinese may continue in the near future. If there is any disruption in the popularity of iHuman Chinese, whether as a result of our failure to continue to provide highly effective and engaging content, the launch of other competing apps to the market or otherwise, our business, financial condition and results of operations could be materially and adversely affected.

If we are not able to improve or maintain our sales and marketing efficiency, our business and results of operations may be materially and adversely affected.

Since the inception of our online operations, we have been conducting our sales and marketing activities efficiently. We incurred sales and marketing expenses of RMB156.9 million, RMB199.5 million and RMB221.2 million (US$30.3 million) in 2022, 2023 and 2024, respectively. In line with our product-centric business model, we have mainly relied on word-of-mouth referrals among our users and promotions and recommendations from leading online app stores to expand our user base while we also engaged in advertising campaigns as a supplement to foster the organic growth of our user base. We intend to strategically collaborate with online app stores to enhance app store promotion and user recommendation, and we also plan to strategically strengthen our brand recognition and marketing efforts to supplement organic user growth, such as social media, internet video, e-commerce advertising, livestreaming-based promotional campaigns and recommendation marketing. These sales and marketing activities may not be well received by our target user group and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit experienced marketing staff, or to efficiently train junior marketing staff. In addition, sales and marketing approaches and tools in the market in which we operate are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and user preferences. Failure to refine our existing sales and marketing approaches or to introduce new sales and marketing approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.

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

In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is also uncertain, and therefore even if we are successful in litigation, it may not provide us with an effective remedy. In addition, except for litigation preservation insurance in limited cases, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Our business is subject to the risks of international operations.

Our online apps are accessible in overseas markets via app stores. We have successfully introduced several product and content offerings tailored for overseas markets, such as Aha World. Our animated content, represented by the Cosmicrew animated series, have also been introduced to several global markets. We intend to continue growing our business internationally through the introduction of more products for users and content for audiences overseas and promotional efforts of such product and content offerings on social media and/or online app stores overseas. Therefore, our international operations and expansion efforts have resulted and may continue to result in increased costs and subject us to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions and user preferences, and the complexity of compliance with foreign laws and regulations, including data protection laws.

In addition, compliance with applicable PRC and foreign laws and regulations, such as intellectual property laws, import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, restrictions on foreign investment and anti-competition regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented tailored privacy policy for our users in the United States and European Union in accordance with the Children’s Online Privacy Protection Act and the General Data Protection Regulation, respectively, and required verifiable parental consent for our overseas users, a violation by us or our employees or partners of other applicable foreign laws could nevertheless occur. In some cases, compliance with the laws and regulations of one jurisdiction could violate the laws and regulations of another jurisdiction. Violations of these laws and regulations could materially and adversely affect our brand, international outreach and business.

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

We implement monitoring procedures to prohibit inappropriate content from being displayed on our online apps, our animated content, and other materials. However, we cannot assure you that there will be no inappropriate materials included in our content. Therefore, we may face civil or administrative liability if an individual or corporate, governmental or other entity believes that our content, in particular those related to intellectual development, violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate content in our interactive content offerings could lead to significant negative publicity, which could harm our reputation and results of operations.

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

The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of or investments involving certain technologies and products (or voiced the intention to do so). For instance, on August 9, 2023, the Biden administration released an executive order directing the U.S. Department of the Treasury to create an outbound FDI review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the U.S. Department of the Treasury issued a final rule imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies. The final rule took effect on January 2, 2025. The final rule targets investments involving persons and entities associated with “countries of concern,” currently limited to China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) AI systems, with persons from countries of concern engaged in these technologies defined as “covered foreign persons.” Investments by U.S. persons subject to the final rule, which are defined as “covered transactions,” include acquisition of equity or a contingent equity interest, provision of certain debt financing, conversion of contingent equity interest into equity interest, involvement in greenfield or brownfield investment, entrance into a joint venture, and acquisition of a limited partner interest in non-U.S. pooled investment fund. The final rule excludes some investments from the scope of “covered transactions,” including those in publicly traded securities listed on a national stock exchange. The final rule may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. We do not believe we would be defined as “covered foreign person” under the final rule, because we do not engage in a “covered activity” (as defined in the final rule) or otherwise meet the definition of “covered foreign person” provided in the final rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” that involves the acquisition of our equity interests, such U.S. persons may be prohibited to do so or may need to make a notification, as applicable pursuant to the final rule. In addition, our ability to raise capital or contingent equity capital from U.S. investors may be limited due to the final rule and other similar laws, regulations and policies, given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a covered foreign person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the final rule or the introduction of similar regulations. Additionally, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies may have to identify and secure alterative supplies or sources of financing, which they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions, with parties in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.

We may not be able to remain profitable or increase profitability in the future.

We had net income of RMB109.8 million, RMB180.9 million and RMB98.6 million (US$13.5 million) in 2022, 2023 and 2024, respectively. We cannot assure you that we will be able to maintain or increase profitability in the future. Our ability to maintain profitability depends primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than the increase of our operating expenses, such as our research and development expenses, or by reducing our operating expenses as a percentage of our net revenues. As we plan to continue to invest in expanding the scope and improving the quality of our product offerings as well as in marketing and branding efforts, there can be no assurance that we will maintain profitability and we may experience losses in the future.

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

In 2020, we adopted a share incentive plan, which we refer to as the 2020 Plan, to provide additional incentives to our employees, directors and consultants, under which options previously granted by the VIE were carried over on a one-for-one basis with identical terms and conditions under the 2020 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 19,684,555, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” In 2022, 2023 and 2024, we recorded share-based compensation expenses of approximately RMB13.0 million, RMB9.4 million and RMB2.8 million (US$0.4 million), respectively. As of March 31, 2025, 14,301,954 options have been granted and are outstanding under the 2020 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

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

The success of our business depends on the consumers’ disposable income and spending on our products, among other things. We derive a majority of our revenues from China. As a result, our revenues and financial results are impacted significantly by the economic conditions in China, as well as the global economic conditions in general. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as an “emerging growth company” as defined under the Jumpstart our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), also known as the JOBS Act, as of December 31, 2024. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements from prior periods.

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

If we fail to effectively identify, pursue and consummate strategic investments, acquisitions or partnerships, our ability to grow and to maintain profitability could be impacted.

We have made and may continue to make strategic investments, acquisitions or partnerships, and engage in discussions with possible domestic and international candidates. For example, in February 2024, we acquired intellectual property assets related to Cosmicrew from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, for a total consideration of RMB64.0 million (US$8.8 million). Investments, acquisitions and partnerships involve uncertainties and risks. Our financial results could be adversely affected by our investment, acquisition or partnership. In addition, we may not be able to identify suitable opportunities for strategic investments, acquisitions or partnerships, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of the acquired businesses and companies. Also, we may be unable to maintain the level of profitability or realize other benefits from such opportunities as expected, if at all. Moreover, the value of our investments may decrease unexpectedly in the future, and we may be unable to recover their costs. There may be particular complexities, regulatory or otherwise, associated with our potential expansion into new markets, and our strategies may not be successful beyond our current markets. If we are unable to effectively address these challenges, our ability to pursue strategic investments, acquisitions or partnerships as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth and profitability.

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

However, we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China primarily through our subsidiaries in mainland China as well as the VIE with which we have maintained contractual arrangements and VIE’s subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the mainland China government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our subsidiaries in mainland China and the VIE, which contribute to substantially all of our revenues in 2024. Our holding company in the Cayman Islands, the VIE and VIE’s subsidiaries, and investors of our company face uncertainties about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures for the Access of Foreign Investment (Negative List) jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, and took effect on November 1, 2024. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from the mainland China government authorities. If our power to direct activities of the VIE that most significantly impact its economic performance through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have power to direct activities of the VIE that most significantly impact its economic performance may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to the PRC individual income tax. Our subsidiaries in mainland China have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other mainland China government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Foreign Exchange—Regulations Related to Stock Incentive Plans.”

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

Our auditor, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal years ended 2022 and 2023, and do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

We have expanded our online apps and animated content to global market that are subject to the legal, political, regulatory and social requirements and economic conditions in various jurisdictions. However, we have limited overseas experience to market and operate our products and offerings and such expansion would require us to make significant expenditures, including the hiring of or partnering with local content and marketing team. We are subject to a number of uncertainties and risks associated with international business activities that may increase our costs, impact our ability to attract users, subscribers or audiences and require significant management attention. These uncertainties and risks include but not limit to:

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

As of March 31, 2025, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns 144,000,000 Class B ordinary shares, representing 92.7% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Mr. Michael Yufeng Chi has considerable influence over matters requiring shareholders’ approval, such as appointing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

In December 2021, our board of directors authorized a share repurchase plan, under which we may repurchase up to US$10 million of our ordinary shares over the next 12 months. The share repurchase plan was publicly announced on December 21, 2021. Our board of directors authorized a 12-month extension of the share repurchase plan in each of December 2022, December 2023, and December 2024, extending the plan until December 31, 2025. Pursuant to the extended share repurchase plan, the proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. Our board of directors will continue to review the extended share repurchase plan periodically and may authorize adjustments to its terms and size. We expect to continue to fund the repurchases under the extended share repurchase plan with our existing cash balance. From December 21, 2021, the date on which the share purchase plan was publicly announced, to March 31, 2025, we spent US$5,080,207 to repurchase ADSs at a weighted average price of US$2.41 per ADS. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our securities. Furthermore, share repurchases could diminish our cash reserves.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2024, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Our principal executive offices are located at Building A, No. 1 Wangjing East Road, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86 10 5780 6606. Our registered office in the Cayman Islands is located at the Office of Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, KY1 1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.ihuman.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, we empower parents with tools to make the child-upbringing experience more efficient. Our unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. With innovative and high-quality products targeting both individual users and organizations, we have built several trusted and well-recognized brands, as well as a massive and loyal user base throughout China and overseas. Our apps have attracted a user base of 26.47 million average total MAUs in 2024.

Our comprehensive suite of innovative and high-quality products include interactive and self-directed apps, offline products and others as well as animated content and derivative offerings.

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

●	iHuman. We offer the iHuman branded apps mainly targeting users based in China. Currently, we have expanded our app coverage of the iHuman series in many fields of intellectual development, including iHuman Chinese (“洪恩识字”), iHuman ABC (“洪恩ABC”), iHuman Pinyin (“洪恩拼音”), iHuman Magic Thinking (“洪恩思维”), iHuman Books (“洪恩双语绘本”), iHuman Stories (“洪恩动画故事”), iHuman Chinese Classics (“洪恩国学”), iHumanpedia (“洪恩十万问”), iHuman Kids Workout (“洪恩爱运动”), iHuman Coding (“洪恩编程”), iHuman Fun Idioms (“洪恩成语”), iHuman Little Artists (“洪恩小画家”), iHuman Readers (“洪恩分级阅读”), iHuman Writing (“洪恩写字”), iHuman Fantastic Friends (“洪恩超能英语”), iHuman AI Coding (“洪恩智能编程”), and iHuman Chinese Reading (“洪恩大阅读”). We offer these apps on Apple, Android and other app stores and we partner with major distribution channels, such as smart tablets, smart TVs and smart speakers, to promote our flagship products. Meanwhile, we also list our most popular Chinese-focused apps globally, such as iHuman Chinese and iHuman Pinyin, catering specifically to the needs of overseas families with an aim of arousing their children’s interest in understanding more about the Chinese language and culture.
●	bekids. We officially unveiled our international-facing brand bekids in the second quarter of 2022. The bekids series apps are designed to promote the well-rounded development of children through STEAM, language and arts categories and to foster creativity, language and logic thinking for preschoolers and toddlers through a fun digital wonderland. Currently, we offer bekids Coding, bekids Coloring, bekids Reading, bekids Puzzle, bekids Academy, and Gogo series on app stores globally. Leveraging our competitive advantage and success of the iHuman brand, we expect to expand our global presence with the bekids brand, which not only retains the high-quality content and interactive and entertaining features of the iHuman apps, but also adapts to the diversified child-upbringing norms and children behaviors in the countries where we operate.
●	Aha World. To supplement the all-around development journey provided by the iHuman and bekids brands, we have further launched the Aha World brand, which is designed to provide overseas users with an entertaining and intellectually stimulating digital experience. We design our product offerings under the Aha World brand to allow kids to explore freely in a captivating virtual world and inspire creativity. Currently, we offer Aha World and Aha Makeover under the brand.

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

In February 2024, we acquired intellectual property assets related to Cosmicrew, a popular 3D comedic adventure animation series, including copyrights and trademarks, among others. Prior to the acquisition, we already integrated certain intellectual property of Cosmicrew into some of our products. The light-hearted and delightful nature of this animation seamlessly complements our overall product style and aesthetics. With greater autonomy over the intellectual property, we can further integrate it into our product offerings and develop additional intellectual property offerings and derivatives, including animations, toys and more. For example, we released Rainbow Crew, the spin-off series of Cosmicrew, attracting young and diverse audiences with varied preferences.

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

Technology. We consistently pioneer new products that capture new market opportunities generated by the latest technological breakthroughs, meeting the evolving user demands with respect to intellectual development. We deploy advanced intellectual stimulation and entertainment technologies, 3D engines, AI and machine learning technologies, and big data analysis on children’s behavior and psychology to provide superior user experience. For example, in 2021, we launched iHuman Kids Workout, an AI-powered fitness app specially designed for children to exercise at home, we deploy real-time human motion detection and fast image cropping technology which tracks and analyzes the status, trajectory and angles of our users’ body movements and provide real-time feedback. In 2022, we launched iHuman Little Artists where we utilize key point recognition and image segmentation technique based on deep learning to bring kids’ artwork to life by turning it into an animation with a single snapshot, and allowing kids to interact with their on-screen creations, dragging and dropping them into different scenarios and creating unique stories. Our AI-powered content generation technology, represented by iHuman Little Artists, was recognized by the CAC as deep synthesis service algorithm in 2023, positioning us as one of the pioneers in China to engage AI deep synthesis technologies in business activities. In 2023, we upgraded iHumanpedia with an innovative module, AI Talk, an AI-generated content (AIGC) chatbot which can understand and respond to children’s questions and answer with personalized feedback and guidance. In 2024, within iHuman Magic Thinking, we introduced a new AI-powered feature that focuses on number literacy named “Challenge,” which dynamically adapts the difficulty of questions to users’ level, ensuring that young learners remain appropriately challenged. We have strategically advanced our AI capabilities to enhance product innovation and user engagement. We have developed our own AI-driven speech assessment engine and text-to-speech engine that is designed to correct kids’ pronunciation based on their characteristics during speech learning. We continually refine our speech assessment engine with evolving AI algorithms and more comprehensive data analysis. Moreover, through partnerships with cutting-edge third-party models, we have accelerated AI integration into products including iHuman Chinese Reading and iHuman AI Coding. We also embrace AI in our research and development efforts to bolster work efficiency. For example, we have enhanced our product development and upgraded our product offerings leveraging AI in analyzing large datasets, developing user insights and identifying trends in children’s intellectual development. We have also broadly applied AI-powered content generation technologies to enhance our efficiency in content development, such as AI art generator and AI voice over generator. We are committed to the research on the diverse application scenarios of AIGC and expect to integrate the technology further into our apps in the future. Our proprietary technologies enable our products to offer an interactive and entertaining experience, inspiring children’s intellectual curiosity and driving their engagement. Leveraging our proprietary big data system, we are able to consistently refine and upgrade our products, as well as to intelligently recommend content to our users and continually to improve user experience.

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

Interactive and Self-directed Apps

We offer the following interactive online apps catering to the evolving and diversified needs of both individual users and organizations with respect to intellectual development. Our products enable children to develop their cognitive abilities in a self-directed, fun and immersive manner by integrating solid content, attractive entertainment features and systematic assessment tools, making the child-upbringing experience more efficient and less burdensome. Additionally, our app-based structured programs are designed to systematically support users in exploring and understanding various areas of interest such as coding and reading.

iHuman

iHuman Chinese

We launched our first app, iHuman Chinese, in December 2016. iHuman Chinese utilizes a combination of interactive activities with Chinese language and literature to help children recognize, comprehend and master basic Chinese characters. iHuman Chinese has been one of our most popular apps. In 2024, according to Appfigures, iHuman Chinese ranked No.1 in the top-grossing chart in the kids category of the China Apple App Store for the entire year among iPad users, and for 312 days among iPhone users.

iHuman Chinese has a comprehensive library of basic Chinese characters. Our experts in parenthood industry infuse our content with early language mastering methods to maximize children’s level of apprehension. The characters are categorized by level of difficulty into three levels on our app to allow children to progress smoothly. We provide a systematic reinforcement cycle for each character. To stimulate a lasting memory, for every group of new characters, we offer a set of review activities and provide original stories that incorporate these characters in context for children to read. The entire cycle of character recognition, comprehension and memorization is driven by interactive sessions and scenario-based activities. Parents can track their children’s progress in a child lock protected section of the app. In 2023, we introduced a new module named “Chinese Characters in Daily Life.” By integrating Chinese characters into everyday life scenarios and weaving them into intriguing short stories that resonate with children, the module strengthens children’s familiarity and proficiency with Chinese characters in a fun and meaningful way.

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

We have experienced experts in the parenthood and intellectual development industries, developing various comprehensive sessions with different levels. Children may choose to follow a systematic path of experience, including play, watch, puzzle, use and review. In 2024, we have introduced new features and themes within iHuman Magic Thinking, including Challenge, a new AI-powered feature that focuses on number literacy, Sudoku, which introduces children to Sudoku rules and mathematical concepts through short, animated stories and interactive challenges, and Thinking Logic, which engages children with a detective story series designed to sharpen judgment, analytical thinking, and problem-solving abilities.

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

iHuman Chinese Classics

iHuman Chinese Classics is a reading app specially designed for children. Utilizing our proprietary three-step method, i.e., pre-reading guidance, scanning and intensive reading, iHuman Chinese Classics offers children a wide range of selected content, including Chinese ancient poems, stories of idioms, traditional tales, Chinese and foreign classics, with areas covering humanities, history, astronomy and geography. To spark children’s curiosity and interest in reading, iHuman Chinese Classics combines interactive picture books, nursery rhymes and high-quality situational cartoons together, offering children an immersive and interesting reading experience.

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

In 2024, through our strategic partnership with Children’s Fun Publishing Co. Ltd., a leading children’s book publisher in China, we launched a new “Frozen” theme within iHuman Little Artists, where children can color their favorite Frozen characters and scenes, upload their artwork, and watch them come to life in a narrated storybook. This integration provides children with a creative way to experience the popular Frozen story while offering a highly interactive reading and drawing experience.

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

iHuman AI Coding

iHuman AI Coding is a structured program developed and designed by our stellar team led by graduates from Tsinghua University. It is designed to foster a scientific mindset and digital literacy for children by blending curated content with innovative, exploratory, interactive, and immersive activities. With a structured, proven curriculum benchmarked against accredited proficiency exams, the program aims to transform kids from coding novices to proficient problem solvers prepared for a digitalized future.

By embracing transformative technologies such as AIGC, iHuman became one of the first companies in China to develop and launch a proprietary large language model (LLM), a breakthrough that now powers a comprehensive range of our offerings and elevates our user experience to new heights. Leveraging our LLM, we have transformed a traditional coding course into a highly engaging, personalized learning experience that provides real-time tailored guidance and support. Children benefit from a personalized virtual coding mentor by their side that can analyze their code, pinpoint bugs, and provide corrective feedback through features such as intuitive voice prompts, graphics, and animations, making learning more fun and accessible. Additionally, we have introduced an innovative learning framework that combines challenge-based exploration, project-driven creativity, and immersive robotics sessions. Our robotics session features a 3D interactive blueprint that enables users to visualize each step of the build, making it possible to assemble intricate robots online. Our proprietary high-intelligence controller and custom code editor further enhance the experience, allowing children to program more sophisticated and intelligent robot behaviors. Together, these innovations create a coding experience that not only inspires and engages users, but also delivers tangible outcomes.

iHuman Chinese Reading

iHuman Chinese Reading is a structured reading program designed to enhance children’s proficiency in Chinese reading through a progressive and engaging approach. Developed by the same team behind our highly acclaimed iHuman Chinese app, iHuman Chinese Reading upholds our tradition of delivering excellent content and innovative design. It begins with guided, structured reading activities and gradually transitions to family-supported reading, fostering confidence and independence in young readers. The program features a leveled reading system with age-appropriate content of diversified formats, including poetry, picture books, animations, and AI-driven interactions, all aimed at improving Chinese reading, comprehensive language expression, and cultural understanding. By offering diverse content formats, iHuman Chinese Reading supports a holistic development of Chinese language skills in a dynamic and accessible manner.

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

bekids Coloring

bekids Coloring is designed to be an ultimate drawing and coloring app that inspires children’s artistic creativity and develops their visual literacy via fun and interactive drawing activities, transforming scribblers into creators of masterpieces. We offer a broad range of themes to paint—kids not only color their favorites like chickens, fast cars, alien spaceships, yummy food and many more, but also paint masterpiece-inspired themes to re-imagine the famous works. We equip our young artists on bekids Coloring with a variety of virtual tools like pencils, brushes, paint and shimmer markers at their disposal, enabling them to unleash their creativity on a blank canvas. After kids finish painting, a simple touch on the screen brings kids’ artwork to life vividly—chickens hop, comets roar and dinosaurs dance.

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

bekids Library

bekids Library is the adapted version of iHuman Readers, now available in Macau and Taiwan. It offers a curated collection of more than 1,300 graded readers from Oxford University Press and caters to different proficiency levels and interests. Every book within bekids Library is fully illustrated, delightfully narrated, and ready to read with a single tap. Kids can access the Oxford Primary English Reading Assessments—a fun and quick reading quiz—to evaluate their English reading level. The assessment results are used to generate a personalized reading plan, providing a tailored reading experience that adapts to different levels.

Gogo Series

Gogo Series, led by Gogo Mini World, are a series of apps providing jam-packed fun missions and activities designed for kids’ early-year developments. They are kid-friendly apps which require minimum parental support and are designed for preschoolers and toddlers to develop their creativity, language and logical thinking while having fun in a digital wonderland. We create different scenarios with unique activities, challenges and opportunities with dynamic difficulty ranges. We divide our apps into different categories based on objectives: simulation, DIY, cognitive development and intellectual stimulation. Our simulation apps, including Cake Maker, Animal Farm, Baby Boat Fishing, Pizza Cooking Restaurant, Animal Rescue and Funny Shop, are designed to replicate real-world experiences, enabling children to find joy in diverse activities. Our DIY apps, including Unicorn Dress Up, Racing Cars, Playground, Pet Care and Baby House, focus on design and creativity, providing a vast selection of design elements that empower children to construct their own distinctive worlds of imagination. Our cognitive development apps, including Happy Hospital, Bedtime Stories & Fairy Tales and Dino Island, make learning common knowledge enjoyable by incorporating humor to spark children’s intellectual curiosity. Our intellectual stimulation apps, including Intellectual Planet, Baby Music and Gogo Food vs. Dinos, are designed with a rich variety of challenges that encourage children to push their boundaries and enhance their intellectual abilities. In 2024, we launched a new theme “Fashion Salon” in Gogo Mini World, offering a dynamic platform for creative expression through beauty and styling activities, allowing children to share photos of their unique fashion designs. Furthermore, the new theme “Princess Castle” introduces a magical touch with magic wand play and customizable fireworks.

Aha World

Aha World

Aha World is an open-ended interactive app that nurtures children’s desires for discovery. As a new product developed specifically for international markets, Aha World aims to inspire creativity and imagination by offering kids a highly immersive digital experience with comprehensive themes and captivating features. The only limit to what kids can do on Aha World is their imagination. For example, kids can wander with dinosaurs, unearth buried mysterious treasure, conduct experiments in a laboratory and experience ice fishing in Dino Land, Ocean World and Winter Land. In 2023, we expanded Aha World with four more highly engaging modules, My World, City, Town and Magic Land. Designed to further unleash children’s creativity, these modules offer children a wide array of elements with which they can use their imagination to custom-design scenes from daily life in the virtual world. The open-ended creative experience offered by these modules received an enthusiastic reception from our young audience. In 2024, Aha World received several updates, adding even more fun and adventure to its ever-expanding fantasy world. Children can now explore the Love Animal Shelter, where they can adopt, wash, and care for adorable virtual pets and enjoy an immersive and joyful pet ownership experience. For those captivated by the mystical, we introduced themes like Magic School and Magic Street, which take children on enchanting adventures and introduce magical shops filled with delightful surprises. Aha World allows young players to choose from endless number of interactive items, characters and settings, personalize their voice and expressions and create their own world and storylines at their disposal. We aim to boost kids’ creativity under the only rule—there is no rule in Aha World.

Aha World has experienced significant growth in user base since its launch. Its accounts across social platforms collectively attracted over 538 million views in 2024 and had a total of more than 1.5 million followers at the end of 2024. It has also earned YouTube’s Silver Creator Awards, manifesting its popularity on the platform.

Aha Makeover

Aha Makeover is a customizable, DIY-fashion design app that offers young children a dynamic platform to unlock their creativity through personalized virtual styling experiences. Kids can choose from a diverse array of avatars, personalize their hairstyles, decorate their avatar with different accessories, and experiment with an extensive wardrobe for various occasions. Our cutting-edge AR technology then seamlessly integrates virtual and physical elements, offering kids an interactive experience where their creations come to life.

Our Offline Products

We develop intellectually stimulating materials, including books, interactive materials and smart devices for children. Our offline content and smart devices serve both organizations that seek quality intellectual development resources and families who wish to enjoy a more efficient and less burdensome child-upbringing experience.

For organizations, we have developed our proprietary contents and solutions to effectively improve the comprehensive mental and physical aptitudes of children, leveraging experience from experts in parenthood industry and our deep understanding of intellectual development sector. The tailor-made materials are designed to guide children to act, explore and play through a variety of intellectually stimulating activities. The materials lay a solid foundation for children, covering STEAM, speaking proficiency, critical thinking, reading comprehension, painting, music, physical exercise and creativity, as well as fostering children’s natural interest in traditional Chinese culture in a fun way. We develop substantially all of our materials in-house and have experienced experts dedicated to designing, evaluating and regularly updating our materials for each area. We currently support over 10,000 kindergartens and organizations across China. In 2024, we opened an experience center in Zhongshan, Guangdong Province, which combines education, entertainment, hands-on experience, and other features. Designed as a one-stop demonstration hub for institutional customers and vendors, the center is organized into six key areas—core content, specialty content, extended services, a multi-functional hall, indoor play spaces, and outdoor activity zones—showcasing our interactive products and innovative approach to supporting early childhood development in an institutional setting. This hands-on experience enables organizations to gain a deeper understanding of how our offerings can seamlessly integrate into their educational environments.

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

We offer smart devices that assist in the intellectual development process, including smart reading pens and smart writing pens to make intellectual development more productive and fun for children. Our smart devices are designed to be used in tandem with other intellectually stimulating materials of ours, such as books and cards. Our smart reading pens are designed to be used with our reading materials for children. With nearly two decades of development and enhancements, our smart reading pen is more than a click-to-read device. It integrates multiple functions including story-telling, mental arithmetic, phonics practice and record-and-play. Our smart writing pens effectively guide children to write Chinese characters and correct their mistakes promptly with neural network image recognition algorithms and paper screen synchronization techniques, in addition to fun videos and an interesting incentive system, helping children practice and enhance their writing skills independently. Logic pal is an easy-to-operate device equipped with pluggable cards that is designed for Chinese children. Various tasks are designed based on specific storylines, with voice prompts to guide kids through completion, making the whole progress a dynamic and fun journey. In 2023, we launched Diandian Storyteller, a portable device that empowers children to enhance their storytelling abilities and expand their imagination. The device provides abundant interactive stories, allowing children to communicate with the storyteller and create their own story plots. In addition, Diandian Storyteller also contains resources, including classic poems, multilingual songs and relaxing lullabies, introducing young children to different arts and cultures while developing a love for storytelling. In 2024, we expanded our smart device lineup with the introduction of the iHuman Pinyin Reader, which is designed to help kids master Pinyin through high-quality content, interactive hands-on experiences, and engaging exercises. The product features catchy pinyin mnemonics to enhance memory retention and offers audio and visual challenges to make learning more engaging. The iHuman Pinyin Reader uses Pinyin as a gateway to introduce nursery rhymes and foundational Chinese classical studies. Its proprietary rating system also assigns children to different proficiency levels, keeping kids motivated while making it easy for parents to track progress.

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

Our Animated Content and Derivative Offerings

We have acquired intellectual property assets related to Cosmicrew from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, in February 2024. Since then, we have been expanding our presence in the field of animation via the Kunpeng and Cosmicrew brands, as well as the newly introduced Rainbow Crew brand. Cosmicrew is a 3D comedic adventure animation series. Each episode of the series takes its young viewers on an adventure-filled journey that inspires curiosity about the animal kingdom and the natural world, while also encouraging them to build wholesome friendships, develop teamwork skills and overcome challenges with determination. The series is a popular animation with a large audience base. It has aired on various national and provincial animation networks and has achieved over 10 billion views online as of the date of this annual report. Following its success in China, the Cosmicrew animated series has expanded into several global markets, including the United States, the United Kingdom, Australia, and Singapore.

The Cosmicrew franchise’s international reach was further extended with the Cosmicrew movie, which, after its premiere in China in 2023, has also been screened in several European countries in 2024. This global expansion not only boosts Kunpeng’s international visibility and brand recognition, but also supports our broader international business strategy, thereby solidifying our presence in key global markets.

We further broadened our product lineup with the launch of a new animated series, Rainbow Crew, in October 2024. Rainbow Crew is a spinoff of the Cosmicrew series. In the series, courageous animal characters, led by Rainbow the rabbit, combat dark energy that affects the emotions of Earthlings. The storyline combines magical battles with themes of teamwork and emotional resilience. The new series swiftly gained traction following its release, topping the charts for children’s shows on leading streaming platforms, including Tencent Video, iQIYI, and Youku.

Prior to the acquisition, we already integrated certain intellectual property of Cosmicrew into some of our products. The delightful themes and art designs of this animation seamlessly complement our overall product style and aesthetics. With greater autonomy and control over the intellectual property upon the acquisition, we can further integrate it into our existing product offerings and generate synergies. More importantly, we can expand our product offerings by tapping into the children’s entertainment sector and developing additional intellectual property offerings and derivative products, including animated television series, movies, toys and more. With the Cosmicrew franchise and more broadly, the Kunpeng animation studio, we aim to diversify our product offerings, increase user engagement, enhance brand recognition and bring our products to a broader audience.

Our Users and Customers

Our Users for Online Apps

Our users are primarily children, with parents who seek a less burdensome and more efficient child-upbringing experience through quality, smart digital products that can help their children to develop various cognitive abilities. These parents are generally of the young generation born in 1980s, 1990s and 2000s, who are more tech savvy.

Our management reviews average total MAUs as a key performance indicator periodically to evaluate our business performance. We believe an active, massive and loyal user base is critical to growing our revenues derived from subscriptions and sales of digital content. As such, we use average total MAUs as a key indicator of the size of our active user base, because it helps our management and investors understand how much our users like our offerings and evaluate our user stickiness. We also use average total MAUs to formulate our business strategies, especially as to how we can attract more users efficiently and refine our online offerings. Additionally, we track the fluctuations in average total MAUs to fine-tune our R&D strategies and bolster our R&D capabilities. We calculate average total MAUs for a specified period by taking the monthly average of the sum of our total MAUs during that period. The number of our average total MAUs grew from 19.86 million in 2022 to 23.04 million in 2023, and further increased to 26.47 million in 2024 as we continue to expand our user base and expand our product offerings. We have historically disclosed the number of paying users and average spending per paying user as operating metrics to assist investors in understanding the relationship between our user base and revenue during a specified period. However, we did not review these metrics as key performance metrics as we believe using them as key performance indicators for formulating business objectives or assessing the performance of business objectives may divert our attention to unsustainable, short-term rapid growth and would not be beneficial for our long-term business goals. Additionally, due to increasingly comprehensive mix of our product and content offerings, these metrics failed to capture the complexity of the user behavior or revenue drivers. Therefore, we decided not to disclose these metrics beginning in 2024. Going forward, we intend to continually enhance user experience, user satisfaction and user engagement across our products. We also intend to continue diversifying our product and content portfolio and refining and upgrading our existing offerings.

Our Customers for Offline Products

We primarily target organizations seeking high quality intellectual development resources for children, as well as families who wish to enjoy a more efficient and less burdensome child-upbringing experience. Based on information provided by our third-party distribution partners and our internal data, as of December 31, 2024, we have sold our offline products to organizations covering almost all provinces or municipalities in China, covering nearly 400 cities in total. In order to make the most out of our online and offline product development capabilities and premium content to achieve sustainable business growth in the future, we have been and will continue promoting the comprehensive integration of our online and offline products. For example, we have been transforming some of our traditional offline products into an integrated suite which composes diversified contents in both online and offline formats.

Our Audience for Animated Content

Our core animation series, Cosmicrew, is popular among its large audience base and are available to broad young audience through a number of mainstream online video platforms, nationwide and provincial TV channels, as well as cinema chains for animation movies. We have also developed additional content offerings and derivative products based on Cosmicrew, including animations, toys and more to broaden and diversify our audience or customer base. For example, we released Rainbow Crew, the spin-off series of Cosmicrew, attracting young and diverse audiences with varied preferences. We intend to continue introducing more offerings derived from our animated content.

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

Artificial Intelligence

We have applied various AI and machine learning technologies in our smart digital apps to better assist parents in monitoring their children’s development. For example, we developed our proprietary AI driven voice assessment engine that is tailored to the phonetics of children and can correct children’s pronunciations. It can also automatically respond to children’s questions and evaluate children’s performances when they use our apps. Voice assessment technology tailored to children demands a significantly higher level of accuracy than the voice recognition tools embedded in products commonly available on the market. Our voice assessment engine also addresses the challenges created by background noise. Powered by AI technologies, we can also accurately track and analyze the status, trajectory and angles of users’ body movements and provide real-time feedback. Meanwhile, we deploy quick image matting technology to separate real person image from background and then integrate it with an AI-powered virtual interactive setting. Additionally, we utilize key point recognition and image segmentation technique based on deep learning to bring kids’ artworks to life by turning it into an animation with a simple snapshot. Moreover, we have independently developed an AI text generation technology, which applies to dialogue scenarios and can generate answers based on inputs of texts or images. The technology was recognized by the CAC as deep synthesis service algorithm in 2023, positioning us as one of the pioneers in China to engage AI deep synthesis technologies in business activities. Through partnerships with cutting-edge third-party models, we have accelerated AI integration into our products. We expect to fully unleash the potentials of AI and machine learning technologies in developing smart and interactive environments for kids’ intellectual development. We have also applied AI in our research and development efforts to bolster work efficiency. For example, we have enhanced our product development and upgraded our product offerings leveraging AI in analyzing large datasets, developing user insights and identifying trends in children’s intellectual development. We have also broadly applied AI-powered content generation technologies to enhance our efficiency in content development, such as AI art generator and AI voice over generator. We stay abreast of the advancements in AI, and intend to integrate cutting-edge technologies even more deeply into our research and development processes in the future.

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

Branding, Marketing and Sales

We have focused on delivering superior quality tech-powered, intellectual development products for children and parents since our inception. This has allowed us to build a long-lasting brand recognition among families and organizations throughout China and globally, which generates significant organic traffic through word-of-mouth referrals. In 2024, we were recognized as Best Partner by Lenovo Tianxi Partner Conference (“联想天禧生态伙伴大会LTPC最佳合作伙伴”). In addition, our products were also recognized by the market and won numerous awards. For example, iHuman Pinyin won 2024 vivo App Store Aurora App of the Year (“2024 vivo应用商店年度极光应用”); and iHuman ABC won MoonFox of Aurora Mobile 2024 Outstanding App of the Year (“极光月狐：2024年度卓越先锋应用”). Four of our apps, namely, iHuman Chinese, iHuman Pinyin, iHuman ABC and iHuman Magic Thinking, won 2024 Most Popular Children’s App of the Year by BBK (“步步高2024年度最受儿童喜爱奖”). We also received the award of Ewin: 2024 BOE Learning Tablet “Tong Ping Xing Guang” (“艺云：2024年度京东方学习平板 ‘童屏星光’”). In 2023, we were recognized as the representative enterprise for Children’s Enlightenment and Growth Q&A Robot Based on Large Models (“基于大模型的儿童启蒙成长问答机器人”) and selected into the Beijing General Artificial Intelligence Large Model Industry Application Classic Scenario Cases (“北京市通用人工智能大模型行业应用经典场景案例”) at 2023 Global Digital Economy Conference-Artificial Intelligence Summit Forum. In addition, we won the Rock Solid Partner Award (“磐石合作伙伴奖”) and Word-of-Mouth Brand of the Year-iHuman by ZHI Select (“什么值得买–2023值选奖年度口碑品牌”). iHuman Chinese was also awarded the Best Partner at Vivo Developer Conference 2023 (“2023 vivo开发者大会最佳合作伙伴”) and the Most Popular App of the Year at 2023 Lenovo Tianxi-Eco Partner Conference (“2023 联想天禧生态伙伴大会年度最受用户喜爱应用”). In 2022, iHuman Chinese was awarded the 2022 “NextWorld” Award (“NextWorld 2022年度风采奖”) in the knowledge reading category by Qimai.cn and the 2022 Funbook Child App Center Most Popular Award and Most Commercially Valuable Award (in the category of fun interaction) (“2022小课屏少儿应用中心最受欢迎奖和最具商业价值奖”) by the BOE Yiyun Funbook “Tong Ping Xing Guang” Content Incentive Program.

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

Our globally oriented app, Aha World, also received recognitions in recent years. For example, it earned YouTube’s Silver Creator Awards in 2024.

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

Monetization

We monetize through a comprehensive product portfolio. Overall, we have developed diverse revenue streams. We mainly generate revenues from the subscription fees that users paid for the premium content of our online apps. We also generate revenues from the sales of offline products to both individual users and organizations and from broadcasting rights and box office earnings, as well as IP licensing. Our diversified revenue model not only enhances our financial resilience but also aligns closely with our long-term growth strategy.

Subscription fees from online apps

We attract users with free content on our online apps and convert them into paying users. For most of our online apps, users are provided with free-trial content but need to pay subscription fees to use our premium content.

Time-based subscription

We offer time-based subscription packages for the premium content that typically range from one month to twelve months for our various apps. We also provide time-based subscription packages for the structured programs offered via our online apps typically on an annual basis. The subscription packages are generally priced at a reasonable level and provide subscribers with access to a large collection of subscriber-only content, offering good value for money for the users of our apps.

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

Distribution of animated content and IP licensing

We generate our revenues from distributing animated content by licensing out broadcasting rights to TV stations and online video platforms, as well as obtaining a portion of the box office revenues from the animation movies. Additionally, we earn IP licensing fees on our animated content.

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

As of December 31, 2024, we have registered 18 domain names relating to our business, including our website www.ihuman.com, 143 software copyrights, 51 art work and other copyrights, 29 patents and 1,519 trademarks. We are also in the process of applying registrations for patents and trademarks both in mainland China and overseas.

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

Recognized, superior, efficient and relieved child- upbringing experience. We are committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. We are the winner of many recognized and influential awards. For example, in 2024, four of our apps, namely, iHuman Chinese, iHuman Pinyin, iHuman ABC and iHuman Magic Thinking, won 2024 Most Popular Children’s App of the Year by BBK. We also received and won w3 Gold Awards, Academics’ Choice Awards, the Creative Child Awards, the National Parenting Product Awards and YouTube’s Silver Creator Awards in 2023, the Mom’s Choice Awards in both 2022 and 2023, and the Parent Tested Parent Approved Awards. Our fun and interactive product offerings stimulate children’s natural curiosity and exploration. Our high-quality, original content covers areas including reading, painting, fitness, science and coding, among others. To meet our users’ intellectual and cultural needs, we will continue to work with our in-house content developers to diversify our product offerings and enrich our content. We believe in the value of families and child-upbringing as one of the fundamentals in the human society and aspire to enrich it with our contributions.

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

Regulation Related to Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the 2024 Negative List, which was promulgated by the Ministry of Commerce and National Development and Reform Commission in September 2024 and came into effect in November 2024. The 2024 Negative List sets out the restrictive measures in a unified manner, such as requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from foreign investment. The 2024 Negative List covers 11 industries, and any field not falling in the 2024 Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. According to the 2024 Negative List, the proportion of foreign investment in an entity engaging in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) may not exceed 50%, and the foreign investment in an entity engaging in production and operation of radio and TV programs is prohibited.

Pursuant to the 2024 Negative List, a domestic enterprise engaged in activities in any field prohibited from foreign investment under the 2024 Negative List shall be subject to review and approval by the relevant competent authorities for overseas listing and trading of shares, and any overseas investor in the enterprise shall not participate in the operation and management of the enterprise, and the equity ratio of overseas investors in the enterprise shall be governed mutatis mutandis by the regulations on the management of domestic securities investments made by overseas investors.

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

On July 13, 2006, the Ministry of Industry and Information Technology, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits.

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

The Classified Catalog of Telecommunications Services (2015 Version), which took effect on March 1, 2016, and amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services and information protection and processing services under this catalog. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council on September 25, 2000 and most recently amended on December 6, 2024, set forth more specific rules on the provision of internet information services. According to Administrative Measures on Internet Information Services, any company that engages in the provision of commercial internet information services shall obtain a sub-category Value-added Telecommunications Business Operating License for Internet Information Services, or ICP License, from the government authorities before providing any commercial internet information services within mainland China. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

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

On April 8, 2024, the Ministry of Industry and Information Technology promulgated the Announcement on Conducting the Pilot Program for Expanding the Opening-up of Value-added Telecom Services, the Announcement. According to the Announcement, the pilot program will be initially conducted in the Beijing Comprehensive Demonstration Zone for Expanding the Opening-up of the Service Industry, Lingang New Area and Leading Area for Socialist Modernization Construction of the Shanghai Free Trade Zone, Hainan Free Trade Port, and Shenzhen Demonstration Zone of Socialism with Chinese Characteristics. The Announcement further specifies that in the approved pilot areas, restrictions on foreign ownership ratio will be removed for internet data centers (IDC), content delivery networks (CDN), internet service providers (ISP), online data processing and transaction processing, as well as information distribution platforms and delivery services in information services (excluding internet news information, online publishing, online audio-visual, and internet cultural operations), and information protection and processing services. The Ministry of Industry and Information Technology will be responsible for organizing the valuation and validation of the pilot implementation plans and conditions in these four areas, and making decisions regarding their approval. In October 2024, the Ministry of Industry and Information Technology officially launched the Pilot Program for Expanding the Opening-up of Value-added Telecom Services. Given the recent enactment of the Announcement, there remains uncertainty with respect to the interpretation and practical application, as well as the process, timeframe and result of the approval.

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
Regulation Related to the Protection of Minors

The Law on the Protection of Minors was last amended and took effect on April 26, 2024. The amended Law on the Protection of Minors sets out a series of new requirements including, among other things, (i) internet product and service providers shall not offer minors with products and services that induce addiction, (ii) kindergartens and AST institutions shall not conduct education programs covering elementary school curriculum to pre-school-aged minors and (iii) schools and kindergartens shall not cooperate with AST institutions to provide paid tutoring courses to minors. On October 16, 2023, the State Council promulgated the Regulation of Online Protection of Minors, which provides that, providers of online education network products and services targeting minors shall provide corresponding products and services based on minors’ physical and mental development characteristics and cognitive abilities at different age stages, in accordance with laws, administrative regulations or provisions promulgated by the State Council.

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

Any violation of the foregoing shall be rectified. As of the date of this annual report, we have completed the filings of educational apps for all of our major products as non-AST apps, and we have not received any notification from any regulatory authority in mainland China indicating that our products are classified as AST products. Accordingly, we believe our products are non-AST products. However, under the complex and evolving regulatory regime and due to the broad discretion the government authorities may have on interpretation, application and enforcement of the Alleviating Burden Opinion and related regulations, we cannot assure you that the government authorities will not take a contrary view, and it is thus unclear whether the products we provide will be classified as AST pursuant to the existing and future laws or regulations in mainland China or the opinion from the regulatory authorities. In the event that we are deemed to provide AST under any existing and future laws or regulations in mainland China or the opinion from the regulatory authorities, we may be subject to the provisions of the Alleviating Burden Opinion and other laws or regulations in mainland China in relation to AST, and we may be required to obtain a Private School Operating Permit, be subject to fines or be required to unwind the existing contractual agreements and/or dispose of the relevant business operations, if applicable, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.”

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

Pursuant to the PRC Cybersecurity Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that network operators shall meet their cybersecurity obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records and reporting to governmental agencies. In addition, the PRC Cybersecurity Law requires that critical information infrastructures operators generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. On September 12, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, this draft amendment was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

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

On April 13, 2020, the CAC, the National Development and Reform Commission, and several other administrations jointly promulgated the Measures for Cybersecurity Review, which became effective on June 1, 2020. The Measures for Cybersecurity Review establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cybersecurity reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system. On December 28, 2021, the CAC, together with certain other mainland China government authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services or online platform operators that are engaged in data processing activities that affect or may affect national security must apply for a cybersecurity review, and network platform operators that hold personal information of more than one million users and seek to list abroad shall also apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

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

On September 24, 2024, the State Council of China promulgated the Regulations on the Administration of Network Data Security, which came into effect on January 1, 2025. The Regulations on the Administration of Network Data Security reiterate and refine the relevant requirements of current laws and regulations such as the Personal Information Protection Law, the Data Security Law, and the Network Security Law, including but not limited to: (1) refining the provisions of the Personal Information Protection Law on notification, consent, and individual exercise of rights; (2) clearly define the requirements for protecting important data; (3) on the basis of the Measures on Security Assessment of the Cross-border Transfer of Data, the Measures for Standard Contract for Outbound Data Transfer of Personal Information, and the Provisions on Promoting and Regulating Cross-border Data Flows, optimize the mechanism for cross-border data flow; (4) clarify the obligations of network platform service providers, etc.

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

In addition, pursuant to the Administrative Regulations on Audio-Video Products last amended on December 6, 2024 and effective on January 20, 2025, any entity engaged in the wholesale or retail distribution of audio-video products needs to hold a Permit for Operating Publications. To comply with the laws and regulations, we have obtained two Permits for Operating Publications as of the date of this annual report.

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

Regulation Related to Production and Distribution of Radio and Television Programs

According to the Regulations on Radio and Television Administration promulgated by the State Council on August 11, 1997 and last revised on December 6, 2024, radio and television programs shall be made by radio stations, TV stations, radio and television programs production and distribution institutions whose establishment has been approved by the departments of radio and television administration at or above the provincial level governments. Radio station or TV station shall not broadcast programs produced by institutions without the Production and Operation of Radio and TV Programs Permit.

The Administrative Measures on the Production and Operation of Radio and Television Programs promulgated by the SAPPRFT on July 19, 2004 and last amended on October 29, 2020 are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to these measures, any entity that intends to produce or operate radio or television programs must first obtain the Production and Operation of Radio and TV Programs Permit from the SAPPRFT or its local branches. Additionally, the distribution and broadcasting of television series, animated cartoons and other radio and television programs require a relevant distribution license.

According to the Administrative Provisions for Contents of Television Series which was promulgated by SAPPRFT on May 14, 2010 and last amended on October 31, 2018, the record-filing and announcing system, the content examination and distribution licensing system shall be implemented for the domestically produced television series (including animated cartoons). Upon completion of the production of television series (including animated cartoons), the production institutions shall file an application for content examination and apply for the license for distribution of television series (including animated cartoons). The television series (including animated cartoons) without the distribution license shall not be distributed, broadcasted or appraised for awards.

To comply with the laws and regulations, we have obtained five Production and Operation of Radio and TV Programs Permits as of the date of this annual report, and have obtained distribution licenses as required for animated cartoons before release.

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

Regulation Related to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by State rules and standards and provide employees with appropriate workplace safety training. In addition, the mainland China government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all enterprises of mainland China are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the authorities. As substantially all of our full-time employees are located in China, we are subject to the above laws and regulations in relation to employment.

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

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in mainland China shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation will become solely responsible for collecting social insurance premiums. As required by law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees based in mainland China, including pension, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance.

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

Regulation Related to Taxation

Enterprise Income Tax

On March 16, 2007, the NPC enacted the Enterprise Income Tax Law, which was last amended on December 29, 2018. On December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which was last amended on December 6, 2024. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects.

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

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services and VAT of a rate of 3% applies to small-scale taxpayers. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the Value-Added Tax Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of mainland China are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation, and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of VAT Tax, or the Notice 39, which became effective on April 1, 2019. The Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%.

The Standing Committee of the National People’s Congress published the Value-Added Tax Law of the PRC on December 25, 2024, which will come into effect on January 1, 2026 and replace the Interim Regulations on Value-Added Tax of the PRC. While the Value-Added Tax Law of the PRC mainly preserves the fundamental structure of the current VAT regulations and maintains current tax rates of 13%, 9%, 6% and 0%, it further clarifies the scope of taxable services, and narrows the scope of situations deemed as taxable transactions. It also integrates non-taxable items and establishes VAT as an outside-the-price tax, with a unified 3% tax rate for simplified taxation.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our major subsidiaries, the VIE and its major subsidiaries, as of December 31, 2024:

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

As of December 31, 2024, there were no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and VIE’s subsidiaries are without recourse to us.

D.Property, Plant and Equipment

As of December 31, 2024, we leased offices in Beijing with premises of 7,426 square meters and offices in Chengdu with premises of 942 square meters primarily from Perfect World Group, an affiliate of ours. We leased employee dormitory facilities in Hubei Province of 146 square meters and leased warehouse facilities in Zhongshan, Guangdong Province, for an aggregate of 25,638 square meters as of the same date. We believe that our existing facilities are sufficient for our current needs, and we may obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

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

Our products mainly include (i) interactive and self-directed apps and (ii) offline products and others. Our apps have attracted a user base of 26.47 million average total MAUs in 2024. We primarily generate revenues from users’ paid subscriptions for the premium content of our smart digital apps. We also generate revenues from the sale of offline products to both individual users and organizations, as well as the distribution and IP licensing of animated content.

Our revenues were RMB985.5 million, RMB1,018.1 million and RMB922.2 million (US$126.3 million) in 2022, 2023 and 2024, respectively.

Our gross profit was RMB691.2 million, RMB721.3 million, and RMB640.2 million (US$87.7 million) in 2022, 2023 and 2024, respectively. We had operating income of RMB111.6 million, RMB159.9 million and RMB71.9 million (US$9.9 million) in 2022, 2023 and 2024, respectively. Additionally, we had net income of RMB109.8 million, RMB180.9 million and RMB98.6 million (US$13.5 million) in 2022, 2023 and 2024, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors in the industry in which we operate. We have benefited from the China’s overall economic growth, significant urbanization rate and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on products that make child-upbringing more efficient and less burdensome for parents. Our results of operations and financial condition are also affected by a number of technological advancements in the industry in which we operate, including rapid advancements in technologies such as large language models, AI-driven interaction tools, and content features that enhance children’s intellectual development, as well as the increasing mobile internet penetration in China.

While our business is influenced by these general factors, we believe our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to grow our user base and enhance user engagement

We currently derive substantially all of our online revenue from subscription fees charged to users for the premium content on our online apps. Our revenue is mainly driven by our ability to grow the number of active users and enhance user engagement. We track the average total MAUs for each of our apps, which is the number of unique mobile devices through which such app is accessed at least once in a given month, as a key metric for our user base and our users’ level of engagement. Our ability to maintain and enhance user engagement, depends on, among other things, our ability to continually offer popular tech-powered, intellectual development products and provide an entertaining and effective experience for children to develop various cognitive abilities. The number of our average total MAUs grew from 19.86 million in 2022 to 23.04 million in 2023, and further to 26.47 million in 2024. Going forward, we intend to continually enhance user experience, user satisfaction and user engagement across our products. We also intend to continue diversifying our product portfolio and refining and upgrading our existing products.

Our ability to optimize our product and content offerings

We offer a diversified suite of integrated online and offline products and content to individual users, audiences, organizations and distributors, and our results are affected by the gross margins for the mix of products and content we offer. Leveraging our integrated approach in diversifying and managing our product offerings, we have expanded our offerings in a scalable manner through effectively managing our marginal costs. Our gross profit was RMB691.2 million, RMB721.3 million and RMB640.2 million (US$87.7 million) in 2022, 2023 and 2024, respectively. Our gross margin was 70.1%, 70.8% and 69.4% in 2022, 2023 and 2024, respectively. We intend to continue to leverage our integrated strategy to optimize our product mix and develop new products that meet diversified needs of both individual users and organizations.

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

Historically, we had been able to maintain our sales and marketing expenses as a moderate percentage of our revenues, due to our strong brand reputation and word-of-mouth referrals from existing customers and users. We intend to continue to leverage our existing brand value and to strategically and efficiently market our products while engaging in advertising and other marketing methods in a cost-effective manner.

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

Key Components of Results of Operations

Revenues

We generate revenues from online subscription fees charged to users for premium content on our online apps, sales of offline products, as well as distribution and IP licensing of animated content, among others.

In 2022, 2023 and 2024, our revenues were RMB985.5 million, RMB1,018.1 million and RMB922.2 million (US$126.3 million), respectively.

Cost of revenues

Our cost of revenues primarily consists of channel costs and product costs. The channel costs mainly include commissions paid to third-party online app stores and to third-party distributors for our online self-directed apps. Our cost of revenues also includes payroll and welfare expenses, IDC and bandwidth costs, freight costs and others. The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of Revenues:
Channel costs	197,246	20.0	208,008	20.4	176,603	24,195	19.2
Product costs	48,387	4.9	42,927	4.2	51,908	7,111	5.6
Payroll and welfare	17,390	1.8	14,437	1.4	15,447	2,116	1.7
IDC and bandwidth costs	5,657	1.9	6,735	2.3	7,499	1,027	0.8
Freight	5,524	0.6	4,821	0.5	5,666	776	0.6
Others	20,139	0.7	19,940	0.4	24,925	3,415	2.7
Total cost of revenues	294,343	29.9	296,868	29.2	282,048	38,640	30.6

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	313,481	31.8	257,546	25.3	247,757	33,943	26.9
Sales and marketing expenses	156,916	15.9	199,504	19.6	221,230	30,308	24.0
General and administrative expenses	109,195	11.1	104,334	10.2	99,254	13,598	10.8
Total operating expenses	579,592	58.8	561,384	55.1	568,241	77,849	61.7

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Research and development expenses:
Payroll and welfare	258,466	26.2	216,799	21.3	204,331	27,993	22.2
Outsourcing	18,329	1.9	12,288	1.2	17,055	2,337	1.8
Rental	17,847	1.8	15,254	1.5	13,474	1,846	1.5
Share-based compensation	6,377	0.6	4,055	0.4	1,303	179	0.1
Others	12,462	1.3	9,150	0.9	11,594	1,588	1.3
Total research and development expenses	313,481	31.8	257,546	25.3	247,757	33,943	26.9

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

An enterprise may benefit from preferential tax treatment under the Enterprise Income Tax Law if it qualifies as a “Software Enterprise.” Tianjin Hongen qualified as a Software Enterprise and is entitled to an exemption from enterprise income tax for two years starting 2020, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a Software Enterprise is subject to annual evaluation by the relevant authorities. In 2021, Tianjin Hongen was granted the High and New Technology Enterprise (“HNTE”) certificate, which was most recently renewed in mid-2024, and thus Tianjin Hongen is also entitled to a preferential tax rate of 15% from 2021 to 2026. We intend to apply the tax reduction as Software Enterprise for Tianjin Hongen in the annual filing of enterprise income taxes for the fiscal year of 2024, which will be completed in May 2025.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage)
Revenues	985,517	100.0	1,018,139	100.0	922,201	126,341	100.0
Cost of revenues(1)	(294,343)	(29.9)	(296,868)	(29.2)	(282,048)	(38,640)	(30.6)
Gross profit	691,174	70.1	721,271	70.8	640,153	87,701	69.4
Operating expenses
Research and development expenses(1)	(313,481)	(31.8)	(257,546)	(25.3)	(247,757)	(33,943)	(26.9)
Sales and marketing expenses(1)	(156,916)	(15.9)	(199,504)	(19.6)	(221,230)	(30,308)	(24.0)
General and administrative expenses(1)	(109,195)	(11.1)	(104,334)	(10.2)	(99,254)	(13,598)	(10.8)
Total operating expenses	(579,592)	(58.8)	(561,384)	(55.1)	(568,241)	(77,849)	(61.7)
Operating income	111,582	11.3	159,887	15.7	71,912	9,852	7.7
Other income, net	21,190	2.2	42,686	4.2	38,689	5,300	4.2
Income before income taxes	132,772	13.5	202,573	19.9	110,601	15,152	11.9
Income tax expenses	(22,953)	(2.3)	(21,666)	(2.1)	(12,012)	(1,646)	(1.3)
Net income	109,819	11.2	180,907	17.8	98,589	13,506	10.6

Notes:

(1)	Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
Cost of revenues	348	299	106	15
Research and development expenses	6,377	4,055	1,303	179
Sales and marketing expenses	1,599	707	164	22
General and administrative expenses	4,720	4,374	1,251	171
Total	13,044	9,435	2,824	387

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues decreased by 9.4% from RMB1,018.1 million in 2023 to RMB922.2 million (US$126.3 million) in 2024, primarily due to the decline in China’s newborn population and more conservative consumer spending.

Average total MAUs were 26.47 million in 2024, representing an increase of 14.9% from 23.04 million in 2023. The increase in our active users was primarily driven by the effective execution of our user acquisition strategy, particularly with the user expansion in overseas markets. We have carried out the strategy to increase our product mix and diversification catering to the needs of both domestic and overseas families, and we plan to continue to introduce new products in the foreseeable future to further diversify our monetization channels and solidify our competitive position globally.

We plan to continue to invest in improving product quality and user experience and build out our already strong pipeline, adding more interactive product offerings to our comprehensive product portfolio.

Cost of revenues

Our cost of revenues decreased by 5.0% from RMB296.9 million in 2023 to RMB282.0 million (US$38.6 million) in 2024, primarily due to decreased channel costs.

Gross profit

As a result of the foregoing, our gross profit decreased by 11.2% from RMB721.3 million in 2023 to RMB640.2 million (US$87.7 million) in 2024. Our gross margin was 69.4% in 2024, compared with 70.8% in 2023. The decrease in gross margin was mainly due to the diversification and structural upgrades of our product portfolio, especially with an increased focus on the offline component of the integrated online-offline strategy to boost the overall appeal of our offerings.

Operating expenses

Our total operating expenses were RMB568.2 million (US$77.8 million) in 2024, compared with RMB561.4 million in 2023.

Research and development expenses. Our research and development expenses decreased by 3.8% from RMB257.5 million in 2023 to RMB247.8 million (US$33.9 million) in 2024.

Sales and marketing expenses. Our sales and marketing expenses increased by 10.9% from RMB199.5 million in 2023 to RMB221.2 million (US$30.3 million) in 2024, primarily attributable to the increase in advertising and promotional expenses from RMB120.8 million in 2023 to RMB133.5 million (US$18.3 million) in 2024, which was due to increased strategic spending on promotional activities, brand enhancement, and overseas expansion.

General and administrative expenses. Our general and administrative expenses were RMB99.3 million (US$13.6 million) in 2024, a decrease of 4.9% from RMB104.3 million in 2023.

Operating income

Our operating income were RMB71.9 million (US$9.9 million) in 2024, a decrease of 55.0% from RMB159.9 million in 2023.

Income tax expenses

Our income tax expenses were RMB12.0 million (US$1.6 million) in 2024, compared to RMB21.7 million in 2023.

Net income

As a result of the foregoing, our net income decreased by 45.5% from RMB180.9 million in 2023 to RMB98.6 million (US$13.5 million) in 2024.

Year ended December 31, 2023 compared to year ended December 31, 2022

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our Annual Report on Form 20-F filed with the SEC on April 25, 2024.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing our operating performance and formulating our business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively.

Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses, which are non-cash charges. We believe that these non-GAAP financial measures provide useful information to investors in understanding and evaluating our current operating performance and prospects in the same manner as management does, if they so choose.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted operating income, adjusted net income and adjusted diluted net income per ADS. In addition, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted operating income, adjusted net income and adjusted diluted net income per ADS in 2022, 2023 and 2024 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are operating income, net income and diluted net income per ADS:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Operating income	111,582	159,887	71,912	9,852
Add: share-based compensation expenses	13,044	9,435	2,824	387
Adjusted operating income (non-GAAP)	124,626	169,322	74,736	10,239
Net income	109,819	180,907	98,589	13,506
Add: share-based compensation expenses	13,044	9,435	2,824	387
Adjusted net income (non-GAAP)	122,863	190,342	101,413	13,893
Diluted net income per ADS	2.03	3.30	1.82	0.25
Impact of non-GAAP adjustments	0.24	0.18	0.05	0.01
Adjusted diluted net income per ADS (non-GAAP)	2.27	3.48	1.87	0.26

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	188,466	172,122	58,546	8,021
Net cash used in investing activities	(32,842)	(6,509)	(52,762)	(7,228)
Net cash used in financing activities	(6,956)	(9,448)	(102,283)	(14,013)
Net increase (decrease) in cash and cash equivalents	194,637	163,768	(90,475)	(12,395)
Cash and cash equivalents at the beginning of the year	855,362	1,049,999	1,213,767	166,285
Cash and cash equivalents at the end of the year	1,049,999	1,213,767	1,123,292	153,890

In 2022, 2023 and 2024, we have financed our operating, investing and financing activities primarily through net cash generated by operating activities and equity financing. As of December 31, 2022, 2023 and 2024, our cash and cash equivalents were RMB1,050.0 million, RMB1,213.8 million and RMB1,123.3 million (US$153.9 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, deposits and highly liquid investments placed with banks and have original maturities of three months or less.

We had a working capital surplus as of December 31, 2022, 2023 and 2024. We prudently manage our working capital to support our business and operations. We had a positive cashflow from operations of RMB188.5 million in 2022, RMB172.1 million in 2023 and RMB58.5 million (US$8.0 million) in 2024.

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

As of December 31, 2024, 63.3% of our cash and cash equivalents were held in mainland China, and 63.3% of our cash and cash equivalents were denominated in Renminbi. As of December 31, 2024, 62.2% of our cash and cash equivalents were held by the VIE and VIE’s subsidiaries. Although we consolidate the results of the VIE and VIE’s subsidiaries, we only have access to the assets or earnings of the VIE and VIE’s subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating activities

Net cash generated from operating activities in 2024 was RMB58.5 million (US$8.0 million), as compared to net income of RMB98.6 million (US$13.5 million) in the same period. The difference was the result of a decrease in working capital that primarily consists of (i) a RMB35.4 million (US$4.8 million) decrease in deferred revenue and customer advances, (ii) a RMB16.9 million (US$2.3 million) decrease in accrued expenses and other current liabilities, and (iii) a RMB11.2 million (US$1.5 million) increase in other non-current assets, which was partially offset by a RMB9.2 million (US$1.3 million) decrease in accounts receivable; the decrease in working capital was further offset by adding back RMB13.7 million (US$1.9 million) for depreciation and amortization.

Net cash generated from operating activities in 2023 was RMB172.1 million, as compared to net income of RMB180.9 million in the same period. The difference was the result of a decrease in working capital that primarily consists of a RMB60.5 million decrease in deferred revenue and customer advances, which was partially offset by (i) a RMB18.3 million decrease in accounts receivable, and (ii) a RMB13.3 million decrease in prepayments and other current assets; the decrease in working capital was further offset by adding back RMB11.7 million for depreciation and amortization and RMB10.3 million for non-cash operating lease expenses.

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

Investing activities

Net cash used in investing activities in 2024 was RMB52.8 million (US$7.2 million), which was primarily due to net effect of placements and maturities of short-term investments, as well as purchase of intangible assets and property and equipment.

Net cash used in investing activities in 2023 was RMB6.5 million, which was due to purchase of intangible assets and property and equipment.

Net cash used in investing activities in 2022 was RMB32.8 million, which was due to payment for a long-term investment, as well as purchase of intangible assets and property and equipment.

Financing activities

Net cash used in financing activities in 2024 was RMB102.3 million (US$14.0 million), primarily related to RMB57.4 million (US$7.9 million) cash paid to acquire assets under common control, RMB35.3 million (US$4.8 million) special cash dividends, and RMB9.6 million (US$1.3 million) cash paid to execute our share repurchase program.

Net cash used in financing activities in 2023 was RMB9.4 million, primarily related to RMB9.5 million cash paid to execute our share repurchase program.

Net cash used in financing activities in 2022 was RMB7.0 million, primarily related to RMB7.0 million cash paid to execute our share repurchase program.

Capital expenditures

Our capital expenditures are primarily related to purchase of property and equipment and intangible assets. Our capital expenditures were RMB6.6 million, RMB6.5 million and RMB7.4 million (US$1.0 million) in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to achieve our strategic business objectives.

Material Cash Requirements

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by December 31, 2024
		Less than			Over 5
	Total	1 Year	1-3 Years	3-5 Years	Years

	(in thousands of RMB)
Operating lease commitments(1)	15,878	2,623	4,444	4,444	4,367
Purchase commitments(2)	1,059	1,059	—	—	—
Total	16,937	3,682	4,444	4,444	4,367

Notes:

(1)	Represents future minimum payments under non-cancelable operating leases related to offices.
(2)	Represents future minimum payments for purchases of intangible assets.

Other than as disclosed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Certain subscriptions have contracts with no fixed duration and are marketed as indefinite term subscriptions. For these indefinite term subscriptions, we estimate the expected contract period based on users’ historical usage patterns and contract period of comparable subscriptions, or the products’ designed features and anticipated usage patterns, and recognize related revenue ratably over the expected contract period. In addition, some contracts with customers include promises to transfer multiple online subscriptions and offline products. We have determined that the offerings of material online subscriptions and offline products are separate performance obligations under ASC 606, as customers may benefit from them on their own and our promises to deliver the subscription interests and the offline products are separately identifiable from each other. Revenue is allocated to each identified performance obligation based on its relative standalone selling price. In instances where a standalone selling price is not directly observable, considerations are allocated using adjusted market assessment approach or expected cost plus margin approach. Determining the expected contract period for subscriptions with no fixed duration and standalone selling price of each separate unit may require management judgment. We believe the use of our estimation approach and allocation of the transaction price on a relative standalone selling price basis to each performance obligation result in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606.

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

The assumptions used to estimate the fair value of the options granted are listed in the table below. We did not grant any options in 2023 or 2024.

For the year ended December 31,
2022
Fair value per ordinary share as at valuation date	US$0.41
Risk-free rate	3.44%
Expected volatility	71.71%
Exercise multiple	2.2 — 2.8

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	53	Chairman of the Board of Directors
Peng Dai	45	Director and Chief Executive Officer
Hanfeng Chi	58	Director
Vivien Weiwei Wang	47	Director and Chief Financial Officer
Wenbin Lu	41	Chief Technology Officer
Wendy Hayes	55	Independent Director
Xuenan Li	47	Independent Director

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

Ms. Wendy Hayes has served as our independent director since October 2020. Ms. Hayes has served as an independent director of Apollomics Inc. (NASDAQ: APLM) since March 2023 and Burning Rock Biotech Limited (NASDAQ: BNR) since June 2020. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of RMB18.8 million (US$2.6 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in mainland China, the VIE and VIE’s subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In January 2019, the VIE adopted a share incentive plan to provide incentives and rewards to our employees, directors and consultants and to promote the success of our business. In June 2020, iHuman Inc. adopted a share incentive plan, or the 2020 Plan, under which outstanding options previously granted by the VIE were carried over on a one-for-one basis with identical terms and conditions under the 2020 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 19,684,555, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. As of March 31, 2025, 14,301,954 options have been granted and are outstanding under the plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. The options may be exercised in cash or through cashless exercise.

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

As of March 31, 2025, our employees and consultants other than directors and executive officers held outstanding options to purchase 11,367,954 ordinary shares, with exercise prices ranging from US$0.05 per share to US$1.9 per share.

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

Audit Committee. Our audit committee consists of Wendy Hayes and Xuenan Li. Wendy Hayes is the chairperson of our audit committee. We have determined that Wendy Hayes and Xuenan Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. We have determined that Wendy Hayes qualifies as an “audit committee financial expert.” Ms. Wendy Hayes currently also serves on the audit committees of: Apollomics Inc., a Nasdaq-listed company, and Burning Rock Biotech Limited, a Nasdaq-listed company. Our board of directors has determined that the simultaneous service of Ms. Hayes on the audit committees of these public companies would not impair her ability to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We had 770, 783 and 723 full-time employees as of December 31, 2022, 2023 and 2024, respectively. In the past three years, most of our full-time employees were located in China. The following table sets forth the number of our full-time employees as of December 31, 2024:

Number of
Function	Employees
Research and development	378
Sales and marketing	182
General and administrative	84
Operations	79
Total	723

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

As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees based in mainland China, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing insurance. We are required under laws and regulations of mainland China to make contributions from time to time to employee benefit plans for our employees based in mainland China at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into standard employment agreements, as well as confidentiality and non-compete agreements with our employees in accordance with market practice.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 257,607,892 ordinary shares outstanding, (being the sum of 113,607,892 Class A ordinary shares and 144,000,000 Class B ordinary shares outstanding) as of March 31, 2025.

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

					% of
		Class A	Class B	% of	Aggregate
	Total Ordinary	Ordinary	Ordinary	Ordinary	Voting
	Shares Owned	Shares	Shares	Shares	Power***
Directors and Executive Officers**:
Michael Yufeng Chi(1)	144,000,000	—	144,000,000	55.9	92.7
Peng Dai(2)	16,000,000	16,000,000	—	6.2	1.0
Hanfeng Chi	*	*	—	*	*
Vivien Weiwei Wang(3)	3,590,000	3,590,000	—	1.4	0.2
Wenbin Lu(4)	8,000,000	8,000,000	—	3.1	0.5
Wendy Hayes	*	*	—	*	*
Xuenan Li	*	*	—	*	*
All Directors and Executive Officers as a Group	171,750,500	27,750,500	144,000,000	66.0	94.3
Principal Shareholders:
Academy Management Ltd.(1)	144,000,000	—	144,000,000	55.9	92.7
HPF Fusion Holding Ltd.(5)	16,000,000	16,000,000	—	6.2	1.0
Lei Hong DP Holding Ltd.(2)	16,000,000	16,000,000	—	6.2	1.0

Notes:

*	Less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Building A, No. 1 Wangjing East Road, Chaoyang District, Beijing 100102, People’s Republic of China. The business address of Ms. Wendy Hayes is 12271 Monument Hill Ave, Las Vegas, NV 89138, United States. The business address of Dr. Xuenan Li is 1 East Chang An Avenue, Oriental Plaza, Dongcheng District, Beijing 100738, People’s Republic of China.

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

(1)	Represents 144,000,000 Class B ordinary shares held by Academy Management Ltd., a British Virgin Islands company wholly owned by Beans Holding Ltd. The entire interest in Beans Holdings Ltd. is held by a trust for the benefit of Mr. Hanfeng Chi, Mr. Jianfeng Chi and Mr. Michael Yufeng Chi, and their families. Mr. Michael Yufeng Chi has the sole power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Academy Management Ltd. The registered address of Academy Management Ltd. is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.
(2)	Represents 16,000,000 Class A ordinary shares held by Lei Hong DP Holding Ltd, a British Virgin Islands company wholly owned by Hong Lei Holding Ltd. The entire interest in Hong Lei Holding Ltd. is held by a trust that is controlled by Mr. Peng Dai for the benefit of Mr. Peng Dai. The registered address of Lei Hong DP Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)	Represents the total number of the Class A ordinary shares held by Ms. Wang and the Class A ordinary shares that Ms. Wang may purchase upon exercise of all options exercisable within 60 days after March 31, 2025.
(4)	Represents 8,000,000 Class A ordinary shares held by Hui Yu LWB Holding Ltd., a British Virgin Islands company wholly owned by Yu Hui Holding Ltd. The entire interest in Yu Hui Holding Ltd. is held by a trust that is controlled by Mr. Wenbin Lu for the benefit of Mr. Wenbin Lu. The registered address of Hui Yu LWB Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 16,000,000 Class A ordinary shares held by HPF Fusion Holding Ltd., a British Virgin Islands company beneficially owned by Mr. Tian Liang, our shareholder. The registered address of HPF Fusion Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Mr. Tian Liang is Building A, Power-Creative, No. 1 Shangdi East Road, Haidian District, Beijing, People’s Republic of China.

To our knowledge and based on our review of our register of shareholders as of March 31, 2025, 42,750,000 Class A ordinary shares were held by one record holder that reside in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Our Shareholder and Related Entities

Transactions with Hongen Education. Hongen Education is an affiliate of ours. In 2022, 2023 and 2024, Hongen Education provided certain research and development outsourcing and other services to us amounted to RMB0.2 million, RMB0.6 million and RMB0.4 million (US$0.1 million), respectively. The amounts due to Hongen Education in relation to such services was insignificant as of December 31, 2022, 2023 and 2024, respectively.

Transactions with Perfect World Group Entities. We paid rental fees and other services fees to entities controlled by Perfect World Group principally for property rental and administrative, and in a small part for other supporting services. In 2022, 2023 and 2024, such services amounted to RMB30.5 million, RMB29.8 million and RMB24.9 million (US$3.4 million) to these entities, respectively. As of December 31, 2022, 2023 and 2024, we had amounts due to these entities of RMB6.9 million, RMB4.2 million and RMB1.7 million (US$0.2 million), respectively in aggregate, representing accounts payable to the entities. The majority of our office space was leased from Perfect World Group Entities since early 2021. In February 2024, we acquired intellectual property assets related to Cosmicrew from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, for a total consideration of RMB64.0 million (US$8.8 million).

Transactions with Kindergartens controlled by Hongen Education. We sold products to kindergartens controlled by Hongen Education. In 2022, 2023 and 2024, such revenues we generated from Hongen Education were RMB1.2 million, RMB1.3 million and RMB1.0 million (US$0.1 million), respectively. The amounts due from Hongen Education in relation to such sale was insignificant as of December 31, 2022, 2023 and 2024, respectively.

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

In February 2024, our board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs, respectively. For the years ended December 31, 2022, 2023 and 2024, dividends paid to holders of ADSs and ordinary shares of iHuman Inc. were nil, nil and RMB35.3 million (US$4.8 million), respectively. In March 2025, our board of directors approved another special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs, respectively, with an aggregate amount of approximately US$5.2 million. We currently intend to retain most of our available funds and any future earnings to operate and expand our business.

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement between a company and its members (or any class of them), or between the company and its creditors (or any class of them), provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, and any restructuring officer so appointed shall have such powers and carry out only such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court and subject to such terms as the court may impose. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, whenever our share capital is divided into different classes, the rights attached to any such class may, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

See “Exhibit 2.5—Description of Securities” incorporated by reference in this Form 20-F for more descriptions of our securities.

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

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of December 31, 2024, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Tian Yuan Law Firm, our PRC counsel.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for minimum tax;
●	persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities or arrangements.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

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

In the event that we are deemed to be a resident enterprise of mainland China under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to U.S. Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

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

The RMB depreciated by 2.81% against the U.S. dollar in 2024. As of December 31, 2024, we had RMB-denominated cash and cash equivalents of RMB711.0 million, and U.S. dollar-denominated cash and cash equivalents of US$56.3 million. Assuming we had converted RMB711.0 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of the end of 2024, our U.S. dollar cash balance would have been US$153.7 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$144.0 million instead. Assuming we had converted US$56.3 million into RMB at the exchange rate of RMB7.2993 for US$1.00 as of the end of 2024, our RMB cash balance would have been RMB1,122.0 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB1,080.9 million instead.

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

Up to US$0.05 per ADS issued
Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled
Distribution of cash dividends	Up to US$0.05 per ADS held
Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2024, we did not receive any reimbursement from the depositary.

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

The F-1 registration statement was declared effective by the SEC on October 8, 2020. The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$9.1 million, which included US$6.8 million in underwriting discounts and commissions for the initial public offering and approximately US$2.3 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$87.5 million from our initial public offering and the underwriters’ full exercise of their option to purchase additional ADSs. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from October 8, 2020, the date that the F-1 registration statement was declared effective by the SEC, to December 31, 2024, we used US$22.8 million of the net proceeds received from our initial public offering, among which approximately 90% were used for the research and development for our existing and pipeline products, both domestically and overseas, and approximately 10% were used for marketing and brand promotions. There is no material change in the use of proceeds as described in the F-1 registration statement. We still intend to use the proceeds from our initial public offering for expanding our product offerings, for our development of existing products, for improving our technology infrastructure, for marketing and brand promotions, and for general corporate purposes as disclosed in our F-1 registration statement.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we are qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2024.

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

	For the Year Ended
	December 31,
	2023	2024

	(in thousands of RMB)
Audit fees(1)	5,400	5,500

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In December 2021, our board of directors authorized a share repurchase plan, under which we may repurchase up to US$10 million of our ordinary shares over the next 12 months. The share repurchase plan was publicly announced on December 21, 2021. Our board of directors authorized a 12-month extension of the share repurchase plan in each of December 2022, December 2023, and December 2024, extending the plan until December 31, 2025. From December 21, 2021 to March 31, 2025, we spent US$5,080,207 to repurchase ADSs at a weighted average price of US$2.41 per ADS.

The following table sets forth a summary of the repurchase of our ADSs made from January 1, 2024 to March 31, 2025 under the extended share repurchase plan described in the paragraph above. All shares were repurchased in the open market pursuant to the extended share repurchase plan.

				Approximate
	Total		Total Number of	Value of ADSs
	Number of		ADSs Purchased as	that May Yet
	ADSs	Average Price	Part of the Publicly	Be Purchased Under
Period	Purchased	Paid (US$/ADS)	Announced Plan	the Plan (US$)
March 1, 2024 to March 31, 2024	91,845	1.93	949,103	7,354,128
April 1, 2024 to April 30, 2024	114,456	1.82	1,063,559	7,145,623
May 1, 2024 to May 31, 2024	95,449	1.95	1,159,008	6,959,566
June 1, 2024 to June 30, 2024	76,481	1.95	1,235,489	6,810,171
July 1, 2024 to July 31, 2024	64,432	1.71	1,299,921	6,699,905
August 1, 2024 to August 31, 2024	60,373	1.62	1,360,294	6,602,005
September 1, 2024 to September 30, 2024	24,338	1.78	1,384,632	6,558,687
October 1, 2024 to October 31, 2024	98,714	1.98	1,483,346	6,363,559
November 1, 2024 to November 30, 2024	69,629	1.67	1,552,975	6,247,326
December 1, 2024 to December 31, 2024	39,997	1.74	1,592,972	6,177,623
January 1, 2025 to January 31, 2025	24,180	1.69	1,617,152	6,136,773
February 1, 2025 to February 28, 2025	104,788	1.94	1,721,940	5,933,077
March 1, 2025 to March 31, 2025	387,323	2.62	2,109,263	4,919,793
Total	1,252,005	2.09	2,109,263	4,919,793

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE Listed Company Manual corporate governance listing standards. However, we are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Michael Yufeng Chi, our founder and the chairman of our board of directors, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	the requirement that the compensation committee be composed entirely of independent directors; and
●	the requirement that the nominating committee be composed entirely of independent directors.

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

Section 302.00 of the NYSE Listed Company Manual requires each issuer to hold an annual shareholders’ meeting during each fiscal year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2024.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchase, sale, and other dispositions of our securities by our directors, officers, employees, consultants, and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Material Non - Public Information and The Prevention of Insider Trading, adopted by our board of directors on December 1, 2023, is filed as Exhibit 11.2 to this annual report on Form 20 - F.

ITEM 16K.CYBERSECURITY

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
4.1

Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.4

English translation of executed form of Power of Attorney between the VIE of the Registrant, its shareholders and Wheels Technology as currently in effect, and a schedule of all executed Powers of Attorneys adopting the same form in respect of each of the VIE of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.5

English translation of the Equity Interest Pledge Agreement among Hongen Investment, the VIE and shareholders of the VIE dated June 24, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.6

English translation of the Exclusive Management Service and Business Cooperation Agreement between Hongen Investment and the VIE dated June 24, 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.7

English translation of the Exclusive Call Option Agreement among Hongen Investment, the VIE and shareholders of the VIE dated March dated June 24, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.8

English translation of executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of the VIE, as currently in effect (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.9

Financial Support Letter by iHuman Inc. to the VIE (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.10

English translation of the investment agreement between Tianjin Share Xinghan and Shareholders of the VIE dated October 25, 2019 as supplemented by supplemental agreements dated November 16, 2019 and June 22, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.11†

English translation of the Asset Transfer Agreement between the VIE and VIE’s subsidiaries and transferors thereto dated February 29, 2024 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-39591) filed with the Securities and Exchange Commission on April 25, 2024)

8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20 - F (File No. 001 - 39591) filed with the Securities and Exchange Commission on April 25, 2024)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm
97.1

Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39591) filed with the Securities and Exchange Commission on April 25, 2024)

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

Date: April 28, 2025

iHuman Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of iHuman Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iHuman Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

April 28, 2025

iHuman Inc.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		1,213,767	1,123,292	153,890
Short-term investments		—	45,457	6,228
Accounts receivable, net of allowance of RMB5,926 and RMB5,569 (US$763) as of December 31, 2023 and 2024, respectively	5	60,832	52,030	7,128
Inventories, net	2	16,518	23,475	3,216
Amounts due from related parties	17	1,810	2,051	281
Prepayments and other current assets	6	89,511	89,512	12,263
Total current assets		1,382,438	1,335,817	183,006
Non‑current assets
Property and equipment, net	7	6,169	3,476	476
Intangible assets, net	8	23,245	16,429	2,251
Operating lease right-of-use assets	9	3,648	14,885	2,039
Long-term investment	2	26,333	26,333	3,608
Other non‑current assets		8,662	22,701	3,110
Total non‑current assets		68,057	83,824	11,484
Total assets		1,450,495	1,419,641	194,490
LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB21,702 and RMB26,632 (US$3,649) as of December 31, 2023 and 2024, respectively)		22,139	30,233	4,142
Deferred revenue and customer advances (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB317,270 and RMB280,705 (US$38,456) as of December 31, 2023 and 2024, respectively)	4	318,587	283,251	38,805
Amounts due to related parties (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB4,046 and RMB1,562 (US$214) as of December 31, 2023 and 2024, respectively)	17	4,428	1,734	238
Accrued expenses and other current liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB106,256 and RMB100,213 (US$ 13,729) as of December 31, 2023 and 2024, respectively)	10	143,677	126,501	17,331
Dividend payable	13	—	2,164	296
Current operating lease liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB1,927 and RMB3,661 (US$502) as of December 31, 2023 and 2024, respectively)	9	1,927	3,661	502
Total current liabilities		490,758	447,544	61,314
Non-current liabilities
Non-current operating lease liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB1,933 and RMB11,252 (US$1,542) as of December 31, 2023 and 2024, respectively)	9	1,933	11,252	1,542
Total non-current liabilities		1,933	11,252	1,542
Total liabilities		492,691	458,796	62,856
Commitments and contingencies	19

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2023 and December 31, 2024; 125,122,382 Class A shares issued and 119,704,787 outstanding as of December 31, 2023; 125,122,382 Class A shares issued and 116,084,207 outstanding as of December 31, 2024; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2023 and December 31, 2024; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2023 and December 31, 2024)	12	185	185	25
Additional paid‑in capital		1,088,628	996,657	136,541
Treasury stock	14	(16,665)	(26,296)	(3,603)
Statutory reserves	18	8,164	8,395	1,150
Accumulated other comprehensive income		17,955	24,009	3,289
Accumulated deficit		(140,463)	(42,105)	(5,768)
Total shareholders’ equity		957,804	960,845	131,634
Total liabilities and shareholders’ equity		1,450,495	1,419,641	194,490

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, per share and per ADS data)

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Revenues (including transactions with related parties of RMB1,224, RMB1,388 and RMB996 (US$137) for the years ended December 31, 2022, 2023 and 2024, respectively)	4, 17	985,517	1,018,139	922,201	126,341
Cost of revenues (including transactions with related parties of RMB4,708, RMB5,277 and RMB2,735 (US$375) for the years ended December 31, 2022, 2023 and 2024, respectively)	17	(294,343)	(296,868)	(282,048)	(38,640)
Gross profit		691,174	721,271	640,153	87,701
Operating expenses
Research and development expenses (including transactions with related parties of RMB18,293, RMB16,264 and RMB13,718 (US$1,879) for the years ended December 31, 2022, 2023 and 2024, respectively)	17	(313,481)	(257,546)	(247,757)	(33,943)
Sales and marketing expenses (including transactions with related parties of RMB4,549, RMB5,370 and RMB6,021 (US$825) for the years ended December 31, 2022, 2023 and 2024, respectively)	17	(156,916)	(199,504)	(221,230)	(30,308)
General and administrative expenses (including transactions with a related party of RMB3,455, RMB3,534 and RMB2,833 (US$388) for the years ended December 31, 2022, 2023 and 2024, respectively)	17	(109,195)	(104,334)	(99,254)	(13,598)
Total operating expenses		(579,592)	(561,384)	(568,241)	(77,849)
Operating income		111,582	159,887	71,912	9,852
Other income, net	2	21,190	42,686	38,689	5,300
Income before income taxes		132,772	202,573	110,601	15,152
Income tax expenses	11	(22,953)	(21,666)	(12,012)	(1,646)
Net income		109,819	180,907	98,589	13,506

Other comprehensive income
Foreign currency translation adjustment		45,174	7,458	6,054	829
Total other comprehensive income		45,174	7,458	6,054	829
Total comprehensive income		154,993	188,365	104,643	14,335

Income per ordinary share:	16
Basic		0.41	0.69	0.38	0.05
Diluted		0.41	0.66	0.36	0.05

Income per ADS (1 ADS represents 5 ordinary shares):	16
Basic		2.06	3.43	1.88	0.26
Diluted		2.03	3.30	1.82	0.25

Weighted average number of ordinary shares:
Basic		266,535,220	264,052,936	262,001,916	262,001,916
Diluted		270,204,542	273,765,128	271,198,755	271,198,755

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

							Accumulated
					Additional		other		Total
	Ordinary		Treasury		paid‑in	Statutory	comprehensive	Accumulated	shareholders’
	shares		stock		capital	reserves	income (loss)	deficit	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	267,897,667	185	(45,000)	(164)	1,066,052	606	(34,677)	(423,631)	608,371
Net income	—	—	—	—	—	—	—	109,819	109,819
Share-based compensation (Note 15)	—	—	—	—	13,044	—	—	—	13,044
Appropriation to statutory reserves (Note 18)	—	—	—	—	—	7,361	—	(7,361)	—
Foreign currency translation adjustment	—	—	—	—	—	—	45,174	—	45,174
Repurchase of ordinary shares (Note 14)	—	—	(2,139,920)	(6,959)	—	—	—	—	(6,959)
Exercise of share-based awards (Note 15)	9,720	0	—	—	3	—	—	—	3
Balance as of December 31, 2022	267,907,387	185	(2,184,920)	(7,123)	1,079,099	7,967	10,497	(321,173)	769,452
Net income	—	—	—	—	—	—	—	180,907	180,907
Share-based compensation (Note 15)	—	—	—	—	9,435	—	—	—	9,435
Appropriation to statutory reserves (Note 18)	—	—	—	—	—	197	—	(197)	—
Foreign currency translation adjustment	—	—	—	—	—	—	7,458	—	7,458
Repurchase of ordinary shares (Note 14)	—	—	(2,101,370)	(9,542)	—	—	—	—	(9,542)
Exercise of share-based awards (Note 15)	83,690	0	—	—	94	—	—	—	94
Balance as of December 31, 2023	267,991,077	185	(4,286,290)	(16,665)	1,088,628	8,164	17,955	(140,463)	957,804
Net income	—	—	—	—	—	—	—	98,589	98,589
Share-based compensation (Note 15)	—	—	—	—	2,824	—	—	—	2,824
Appropriation to statutory reserves (Note 18)	—	—	—	—	—	231	—	(231)	—
Foreign currency translation adjustment	—	—	—	—	—	—	6,054	—	6,054
Repurchase of ordinary shares (Note 14)	—	—	(3,678,570)	(9,631)	—	—	—	—	(9,631)
Exercise of share-based awards (Note 15)	57,990	0	—	—	47	—	—	—	47
Purchase of IP assets from entities under common control (Note 17)	—	—	—	—	(57,430)	—	—	—	(57,430)
Declaration of dividends (Note 13)	—	—	—	—	(37,412)	—	—	—	(37,412)
Balance as of December 31, 2024	268,049,067	185	(7,964,860)	(26,296)	996,657	8,395	24,009	(42,105)	960,845
Balance as of December 31, 2024 (US$)		25		(3,603)	136,541	1,150	3,289	(5,768)	131,634

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		109,819	180,907	98,589	13,506
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7, 8	10,832	11,690	13,656	1,871
Share‑based compensation	15	13,044	9,435	2,824	387
Allowance (reversal) of credit losses	5	5,026	519	(357)	(49)
Provision (reversal) of inventory reserve	2	2,207	(425)	278	38
Non-cash operating lease expenses	9	21,567	10,349	2,093	287
Changes in operating assets and liabilities:
Accounts receivable		(28,508)	18,293	9,225	1,264
Amounts due from related parties		4,782	476	(241)	(33)
Inventories		6,720	3,034	(7,235)	(991)
Prepayments and other current assets		(29,813)	13,348	52	7
Other non‑current assets		(2,729)	(2,206)	(11,164)	(1,529)
Accounts payable		(6,330)	(2,081)	8,047	1,102
Amounts due to related parties		(1,909)	(2,516)	(2,694)	(369)
Deferred revenue and customer advances		76,083	(60,483)	(35,368)	(4,845)
Operating lease liabilities		(21,331)	(6,373)	(2,276)	(312)
Accrued expenses and other current liabilities		29,006	(1,845)	(16,883)	(2,313)
Net cash provided by operating activities		188,466	172,122	58,546	8,021
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets		(6,588)	(6,509)	(7,447)	(1,020)
Payment for long-term investment		(26,333)	—	—	—
Placements of short-term investments		(222,941)	(380,344)	(252,433)	(34,583)
Proceeds from maturities of short-term investments		222,941	380,344	207,118	28,375
Proceeds from disposal of property and equipment		79	—	—	—
Net cash used in investing activities		(32,842)	(6,509)	(52,762)	(7,228)

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	14	(6,959)	(9,542)	(9,631)	(1,319)
Proceeds received from exercise of share options	15	3	94	47	6
Payment of shareholder dividends	13	—	—	(35,269)	(4,832)
Payment for assets acquired under common control	17	—	—	(57,430)	(7,868)
Net cash used in financing activities		(6,956)	(9,448)	(102,283)	(14,013)
Effect of exchange rate changes on cash and cash equivalents		45,969	7,603	6,024	825
Net change in cash and cash equivalents		194,637	163,768	(90,475)	(12,395)
Cash and cash equivalents at the beginning of the year		855,362	1,049,999	1,213,767	166,285
Cash and cash equivalents at the end of the year		1,049,999	1,213,767	1,123,292	153,890
Supplemental disclosures of cash flow information:
Cash paid for income taxes		8,363	23,276	21,805	2,987
Supplemental disclosures of non‑cash information:
Purchase of property and equipment and intangible assets included in accrued expenses and other current liabilities		771	1,339	840	115
Operating lease right-of-use assets obtained in exchange for operating lease liabilities from new leases	9	229	830	13,081	1,792

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

On October 8, 2020, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange.

The Company’s principal subsidiaries, the VIE and VIE’s subsidiary as of December 31, 2024 are as follows:

			Percentage of
			equity interest
	Date of	Place of	attributable to
Name	establishment	establishment	the Company	Principal activities
Subsidiaries
iHuman Online Limited (“iHuman Online”)	October 2, 2019	Hong Kong	100%	Investment holding and operation of online applications
Hongen Perfect Future (Tianjin) Investment Co., Ltd. (“Hongen Investment”, or the “WFOE”)	November 11, 2019	Mainland China	100%	Management and technical consulting
Hongen Perfect (Beijing) Education Technology Development Co., Ltd.	May 19, 2020	Mainland China	100%	Research and development
Variable interest entity
Tianjin Hongen Perfect Future Education Technology Co., Ltd. (“Tianjin Hongen”, or the “VIE”)	March 30, 2016	Mainland China	N/A*	Operation of online applications
Subsidiary of the VIE
Beijing Jinhongen Education Technology Co., Ltd. (“Beijing Jinhongen”)	September 4, 2019	Mainland China	N/A*	Offering of products and other services

* These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

To comply with laws and regulations in mainland China which have certain limitation of foreign control of companies that engage in value-added telecommunication services and certain other businesses, the Group primarily conducts its business in mainland China through the VIE and VIE’s subsidiaries. The equity interests of the VIE are legally held by the shareholders in mainland China (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through the WFOE has the power to direct activities of the VIE that most significantly impact its economic performance. Through a series of contractual agreements entered into by and among the Company, Hongen Investment, Tianjin Hongen and the Nominee Shareholders (the “Contractual Agreements”), the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIE to the Company. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. Based on the above, the Company is considered the primary beneficiary of the VIE and consolidates the VIE in accordance with the Securities and Exchange Commission (the “SEC”) Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

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

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among Hongen Investment, Tianjin Hongen and its Nominee Shareholders, the Nominee Shareholders irrevocably granted Hongen Investment or its designee(s) an exclusive call option to purchase, when and to the extent permitted under laws and regulations of mainland China, all or part of the equity interests in Tianjin Hongen. Hongen Investment has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the call option to purchase all or part of the equity interests in Tianjin Hongen or assets held by Tianjin Hongen will be the minimum amount of consideration permitted under the then-applicable laws and regulations of mainland China. Without the prior consent of Hongen Investment, Tianjin Hongen and its Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. The exclusive call option agreement will remain in effect until all the equity interests held by Nominee Shareholders or the assets held by Tianjin Hongen are transferred to Hongen Investment or its designee(s). Hongen Investment may terminate the exclusive call option agreement at its sole discretion, whereas under no circumstances may Tianjin Hongen or its Nominee Shareholders terminate this agreement. Any proceeds received by the Nominee Shareholders from the exercise of the option and distribution of profits or dividends, shall be remitted to Hongen Investment or its designee(s), to the extent permitted under laws and regulations of mainland China.

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

In the opinion of the Company’s legal counsel, (i) the ownership structures of the VIE and the WFOE are not in violation of applicable laws and regulations in mainland China currently in effect; and (ii) the Contractual Agreements are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations in mainland China currently in effect; (iii) the financial support letter issued by the Company to the VIE, and the resolutions are valid in accordance with the articles of association of the Company.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

As of December 31, 2023 and 2024, there were no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and VIE’s subsidiaries are without recourse to the Company.

The table sets forth the assets and liabilities of the VIE and VIE’s subsidiaries included in the Group’s consolidated balance sheets:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	739,750	698,463	95,689
Short-term investments	—	30,900	4,233
Accounts receivable, net of allowance of RMB5,926 and RMB5,565 (US$762) as of December 31, 2023 and 2024, respectively	57,517	48,375	6,627
Inventories, net	17,084	23,957	3,282
Amounts due from related parties (including amounts due from Group entities of RMB118,806 and RMB171,522 (US$23,498) as of December 31, 2023 and 2024, respectively)	120,067	172,992	23,700
Prepayments and other current assets	83,200	81,395	11,151
Total current assets	1,017,618	1,056,082	144,682
Non‑current assets
Property and equipment, net	5,935	3,298	452
Intangible assets, net	17,033	15,269	2,092
Operating lease right‑of‑use assets	3,648	14,885	2,039
Long-term investment	26,333	26,333	3,608
Other non‑current assets	6,033	21,345	2,924
Total non‑current assets	58,982	81,130	11,115
Total assets	1,076,600	1,137,212	155,797
LIABILITIES
Current liabilities
Accounts payable	21,702	26,632	3,649
Deferred revenue and customer advances	317,270	280,705	38,456
Amounts due to related parties (including amounts due to Group entities of RMB4,943 and RMB403 (US$55) as of December 31, 2023 and 2024, respectively)	8,989	1,965	269
Accrued expenses and other current liabilities	106,256	100,213	13,729
Current operating lease liabilities	1,927	3,661	502
Total current liabilities	456,144	413,176	56,605
Non‑current liabilities
Non‑current operating lease liabilities	1,933	11,252	1,542
Total non‑current liabilities	1,933	11,252	1,542
Total liabilities	458,077	424,428	58,147

The VIE and VIE’s subsidiaries’ net asset balances were RMB618,523 thousand and RMB712,784 thousand (US$97,650 thousand) as of December 31, 2023 and 2024, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

The table sets forth the results of operations of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	985,436	1,010,418	895,193	122,641
Net income	189,204	258,999	149,122	20,430

The table sets forth the cash flows of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of cash flows for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	258,279	215,169	64,861	8,886
Net cash provided by (used in) investing activities	(68,433)	18,960	(48,718)	(6,674)
Net cash used in financing activities	—	—	(57,430)	(7,868)
Net change in cash and cash equivalents	189,846	234,129	(41,287)	(5,656)

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, reserve for inventories, impairment of long-term investment, realization of deferred tax assets, incremental borrowing rates for leases, expected contract periods for indefinite term subscriptions, determination of the standalone selling prices and share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the rate of RMB7.2993 per US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in Hong Kong is U.S. dollars (“US$”). The functional currency of the WFOE and the WFOE’s subsidiaries, the VIE and VIE’s subsidiaries located in mainland China is RMB.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive income.

For the translation of financial information, assets and liabilities are translated at the exchange rate on the balance sheet date, equity amounts are translated at historical exchange rate, and revenues, costs and expenses, gains and losses are translated using the average rate for the period. Translation differences are recorded in “Accumulated other comprehensive income”, a component of shareholders’ equity.

Cash, cash equivalents and short-term investments

Cash and cash equivalents consist of cash on hand, deposits and highly liquid investments placed with banks and securities account and have original maturities of three months or less. Short-term investments represent deposits placed with financial institutions with original maturities of more than three months and less than one year, as well as wealth management deposits placed with financial institutions with original maturities less than one year and is restricted for withdrawal before maturity. The allowance for credit losses, as well as unrecognized holding gains and losses for short-term investments were not material as of December 31, 2024.

Accounts receivable, net

Accounts receivable represents uncollected payments from customers for (i) completed transactions where customer payments have been settled by mobile app stores and third-party online channels but not yet remitted to the Group, or (ii) completed shipments where the Group charges customers and payment has not been received. Accounts receivable are measured at amortized cost basis presented at the net amount expected to be collected and are written off when deemed uncollectible.

Allowance for credit losses

Beginning on January 1, 2022, the Group adopted Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326), and all subsequent ASUs related to this Topic (collectively, “ASC 326”) using the modified retrospective transition approach. Based on the nature of the Group’s financial instruments within the scope of ASC 326, the adoption of ASC 326 did not have a material effect on the Group’s consolidated financial statements on January 1, 2022.

The Group maintains an estimated allowance for credit losses to reduce its financial instruments to the amounts expected to be collected. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group uses the length of time the balances have been outstanding, the payment history, creditworthiness and financial conditions of the customers and forecast industry and economic trend as credit quality indicators to monitor the Group’s receivables within the scope of expected credit loss model and use these as a basis to develop the Group’s expected loss estimates.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories, net

Inventories primarily consist of products available for sale and are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Inventory reserve is recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs are recorded in cost of revenues in the consolidated statements of comprehensive income.

As of December 31, 2023 and 2024, the Group had inventory cost of RMB22,409 thousand and RMB29,644 thousand (US$4,061 thousand), and the related inventory reserve was RMB5,891 thousand and RMB6,169 thousand (US$845 thousand), respectively.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation and any recorded impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Electronic equipment	4 years
Office furniture	5 years

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Intangible assets, net

Intangible assets are carried at cost, less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful lives for the intangible assets are as follows:

Category	Estimated Useful Life
Intellectual property rights and others	2-10 years
Licensed software	1-5 years

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-term investment

The Group’s long-term investment consists of equity investment without readily determinable fair value. For investments in privately-held companies’ shares that are not ordinary shares or in-substance ordinary shares, and investments in ordinary shares or in-substance ordinary shares issued by privately-held companies on which the Group does not have significant influence, as these equity securities do not have readily determinable fair value, the Group measures them at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative under ASC 820, Fair Value Measurements and Disclosures (“ASC 820”)). The Group makes a qualitative assessment of whether the equity investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the investment’s fair value is estimated in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, an impairment loss is to be recognized in the consolidated statements of comprehensive income equal to the difference between the carrying value and fair value.

In January 2022, the Group acquired 10% of the equity interest of a privately-held company focusing on AI solutions, for a total cash consideration of RMB26,333 thousand. For the years ended December 31, 2022, 2023 and 2024, there was no impairment or upward/downward adjustments resulting from observable price changes of this investment.

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

Segment reporting

Beginning on January 1, 2024, the Group adopted ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures (“ASU 2023-07”) using the retrospective transition approach. The ASU focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The adoption of ASU 2023-07 did not have a material effect on the Group’s consolidated financial statements for the periods presented.

The Group’s chief operating decision makers (“CODM”) has been identified as the Chief Executive Officer in accordance with the updated ASC 280-10, Segment Reporting: Overall (“ASC 280”). The CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. The majority of the Group’s revenues for the years ended December 31, 2022, 2023 and 2024 were generated from mainland China. As of December 31, 2023 and 2024, substantially all of the long-lived assets of the Group were located in mainland China, and therefore, no geographical segments are presented.

The CODM assesses the operating segment’s performance, monitors budget versus actual results, and decides how to allocate resources based on net income that also is reported on the consolidated statements of comprehensive income as consolidated net income. Significant expenses that are regularly reviewed by the CODM within consolidated net income include cost of revenues, research and development expenses, sales and marketing expenses and general and administrative expenses, which are each separately presented on the consolidated statements of comprehensive income. Other segment items within net income include other income, net and income tax expenses.

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

The non-cancellable subscription contracts provide customers the access to hosted contents over a contract term. Subscription revenue is recognized ratably over the contract period as the performance obligation is satisfied. The subscription services are sold in short-term periods, typically no more than 12 months. Certain subscriptions have contracts with no fixed duration and are marketed as indefinite term subscriptions. For these indefinite term subscriptions, the Group considers users’ historical usage patterns and contract periods of comparable subscriptions, or the products’ designed features and anticipated usage patterns, to arrive at the best estimates of the expected contract periods, over which the Group recognizes related revenue ratably.

The Group also offers its customers to purchase certain completed digital contents on certain applications. These digital contents can be downloaded and used offline indefinitely. Therefore, customers take possession of these applications and contents, and revenues from sales of them are recognized at a point in time when they are made available for the customers’ use.

Offline products and others

The Group sells materials and smart devices to individual users, kindergartens and distributors. Revenue from offline products is recognized when control of the promised goods is transferred to the customer, at an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods.

The Group offers certain customers with rights of return. These rights are accounted for as variable consideration when estimating the amount of revenue to be recognized by utilizing expected value method. As of December 31, 2023 and 2024, the liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities for return allowances were not material.

Some contracts with customers include promises to transfer multiple online subscriptions and offline products. The Group identified the offerings of material online subscriptions and offline products as separate performance obligations if customers can benefit from them on their own and the promises to deliver the subscription interests and the products are separately identifiable from each other in accordance with ASC 606. Revenue is allocated to each identified performance obligation based on its relative standalone selling price. In instances where standalone selling price is not directly observable, considerations are allocated using adjusted market assessment approach or expected cost plus margin approach. Determining the standalone selling price of each separate unit may require management judgments. The Group believes the use of its estimation approach and allocation of the transaction price on a relative standalone selling price basis to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle stated in ASC 606.

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

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive income. Advertising expenses were RMB80,018 thousand, RMB120,794 thousand and RMB133,528 thousand (US$18,293 thousand) for the years ended December 31, 2022, 2023 and 2024, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee benefit expenses

All eligible employees of the Group in mainland China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a mainland China government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The mainland China government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group recorded employee benefit expenses of RMB75,257 thousand, RMB72,583 thousand and RMB71,986 thousand (US$9,862 thousand) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Interest incomes

Interest incomes are generated from the Group’s interest-bearing bank deposits and are recognized in “Other income, net” in the consolidated statements of comprehensive income. For the years ended December 31, 2022, 2023 and 2024, interest incomes recognized as other income totaled RMB12,186 thousand, RMB28,542 thousand and RMB32,365 thousand (US$4,434 thousand), respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government subsidies

Government subsidies primarily consist of financial subsidies received in cash from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies the Group received are subject to no further conditions to be met and are not intended to compensate specific operating costs or expenses, and thus are recognized as income in “Other income, net” in the consolidated statements of comprehensive income. Government subsidies received and recognized as other income totaled RMB4,407 thousand, RMB12,413 thousand and RMB5,908 thousand (US$809 thousand) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax law in mainland China. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income as other expenses.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be recorded in “other non-current liabilities” generally, while amounts anticipated to be paid within one year will be recorded in “other current liabilities” in the accompanying consolidated financial statements. Such estimated liability for unrecognized tax benefits, if any, will be periodically assessed for adequacy, and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. In future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income per share

In accordance with ASC 260, Earnings Per Share, basic income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year using the two-class method. For the years ended December 31, 2022, 2023 and 2024, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively.

Diluted income per share is calculated by dividing net income as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents consist of ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted income per share if their effects would be anti-dilutive. Share options with performance conditions are considered contingently issuable shares and are included in the computation of diluted income per share to the extent that the performance conditions are met such that the ordinary shares will be issued at the end of the reporting period, assuming it was the end of the contingency period.

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, short-term investments, accounts receivable, amounts due from and due to related parties, accounts payable, certain other current assets and liabilities, and long-term investment. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying values of the financial instruments other than long-term investment approximate their fair values due to their short-term maturities. For long-term investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

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

Fair values of time deposits and wealth management deposits placed with financial institutions were estimated using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

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

There were no assets and liabilities measured at fair value on a recurring basis or nonrecurring basis as of December 31, 2023 and 2024.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive income

Comprehensive income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income includes net income and foreign currency translation adjustment of the Group.

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”), requiring disclosure in the notes to financial statements, of specified information about certain costs and expenses. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the ASU to determine its impact on the consolidated financial statements.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. CONCENTRATION OF RISKS

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for the product offerings; competitive pressures due to existing competitors; new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in mainland China. The Group did not have customers accounted for more than 10% of the revenues for the years ended December 31, 2022, 2023 and 2024.

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable.

The Group expects that there is no significant credit risk associated with cash, cash equivalents and short-term investments, substantially all of which were held by reputable financial institutions located in mainland China and Hong Kong. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality and the deposits are covered by governmental insurance systems. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented by the mainland China government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousand. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$800 thousand.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there were depreciations of 8.2%, 2.9% and 2.8% during the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s financial results.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. REVENUE AND DEFERRED REVENUE

The following table presents the Group’s revenues from contracts with customers disaggregated by timings of revenue recognition:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Recognized over time	898,233	926,479	818,711	112,163
Recognized at a point in time	87,284	91,660	103,490	14,178
Total revenues	985,517	1,018,139	922,201	126,341

Contract costs

Deferred channel and other costs were recorded under “Prepayment and other current assets” (Note 6). For the years ended December 31, 2022, 2023 and 2024, the Group recognized RMB184,891 thousand, RMB192,122 thousand and RMB161,624 thousand (US$22,142 thousand) of amortization of deferred channel costs as “Cost of revenues”, respectively. There was no impairment recognized to the deferred costs during the years ended December 31, 2022, 2023 and 2024.

Deferred revenue and customer advances

Deferred revenue and customer advances primarily consist of deferred revenue from online subscriptions and advanced consideration received from customers for the sales of offline products and others, which are recognized as contract liability until services are provided to the customers and products are delivered at customers. The balance of deferred revenue and customer advances as of December 31, 2024 decreased from the higher balance as of December 31, 2023 due to increasingly conservative consumer spending in recent years.

Revenue recognized during the year ended December 31, 2024 that was included in the deferred revenue and customer advances balance of RMB318,587 thousand at January 1, 2024 was RMB315,484 thousand (US$43,221 thousand).

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Accounts receivable	66,758	57,599	7,891
Allowance for credit losses	(5,926)	(5,569)	(763)
Accounts receivable, net	60,832	52,030	7,128

The movements in the allowance for credit losses were as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Balance at beginning of the year	381	5,407	5,926	812
Provisions/(reversals)	5,026	519	(357)	(49)
Balance at end of the year	5,407	5,926	5,569	763

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Deferred channel and other costs (Note 4)	63,235	54,668	7,489
VAT prepayments	13,916	18,060	2,474
Produced animation content	—	2,337	320
Prepayments of marketing expenses	3,099	2,255	309
Others	9,261	12,192	1,671
	89,511	89,512	12,263

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Electronic equipment and others	19,618	19,489	2,670
Less: accumulated depreciation	(13,449)	(16,013)	(2,194)
Property and equipment, net	6,169	3,476	476

Depreciation expense for the years ended December 31, 2022, 2023 and 2024 was RMB4,130 thousand, RMB4,065 thousand and RMB3,466 thousand (US$475 thousand), respectively.

8. INTANGIBLE ASSETS, NET

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Intellectual property rights and others(1)	29,428	22,424	3,072
Licensed software	12,319	8,724	1,195
Less: accumulated amortization	(18,502)	(14,719)	(2,016)
Intangible assets, net	23,245	16,429	2,251
(1)	Intellectual property rights represent acquired titles or copyrights of assorted digital contents that can be used in developing and operating the Group’s online applications and other products.

The Group recorded amortization expense of RMB6,702 thousand, RMB7,625 thousand and RMB10,190 thousand (US$1,396 thousand) for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, estimated amortization expense of the existing intangible assets for each of the next five years is RMB4,380 thousand (US$600 thousand), RMB2,559 thousand (US$351 thousand), RMB2,161 thousand (US$296 thousand), RMB2,161 thousand (US$296 thousand) and RMB2,110 thousand (US$289 thousand), respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. LEASES

Total lease costs for the years ended December 31, 2022, 2023 and 2024 were RMB21,797 thousand, RMB20,875 thousand and RMB19,103 thousand (US$2,617 thousand), comprised of operating lease costs of RMB21,567 thousand, RMB10,349 thousand and RMB2,093 thousand (US$287 thousand), and short-term lease costs of RMB230 thousand, RMB10,526 thousand and RMB17,010 thousand (US$2,330 thousand), respectively. Cash payments for operating leases for the years ended December 31, 2022, 2023 and 2024 were RMB24,795 thousand, RMB11,749 thousand and RMB2,085 thousand (US$286 thousand), respectively. The weighted-average remaining lease terms as of December 31, 2023 and 2024 were 2.13 years and 4.68 years, respectively. The weighted average incremental borrowing rates as of December 31, 2023 and 2024 were 7.68% and 6.32%, respectively. The undiscounted future minimum payments under the Group’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheets were as below:

	As of December 31, 2024
	RMB	US$

	(in thousands)
2025	2,623	359
2026	2,222	304
2027	2,222	304
2028	2,222	304
2029 and thereafter	6,589	903
Total lease payments	15,878	2,174
Less: Imputed interest	(965)	(130)
Present value of lease liabilities	14,913	2,044

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Payroll payable	77,218	71,529	9,799
Accrued expenses	28,732	30,252	4,145
Tax payable	30,320	16,175	2,216
Deposits	2,498	2,729	374
Others	4,909	5,816	797
	143,677	126,501	17,331

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

Mainland China

The Company’s subsidiaries, the VIE and VIE’s subsidiaries domiciled in mainland China are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entity which is eligible for preferential tax rates.

Tianjin Hongen is qualified as a Software Enterprise (“SE”) and is entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2020, and a reduced tax rate of 12.5% for the subsequent three years starting from 2022. The qualification as SE is subject to annual evaluation by the relevant authorities in mainland China. Meanwhile, in 2021, Tianjin Hongen was granted the High and New Technology Enterprise (“HNTE”) certificate, which was most recently renewed in 2024, and thus is also entitled to a preferential tax rate of 15% from 2021 to 2026. Tianjin Hongen intends to apply the tax rate of 12.5% as SE in the annual filing of Enterprise Income Taxes for year 2024, which will be completed in May 2025.

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

To the extent that the subsidiaries, the VIE and VIE’s subsidiaries in mainland China have undistributed earnings, the Group may need to accrue relevant taxes associated with repatriation of such undistributed earnings. As of December 31, 2023, the Group did not accrue any such taxes as the entities in mainland China were in accumulated deficit position. As of December 31, 2024, the Group did not record any such taxes based on its current intent to permanently reinvest the profits of entities in mainland China. As of December 31, 2024, the total amount of undistributed earnings from the entities in mainland China for which no withholding tax has been accrued was RMB23,333 thousand (US$3,197 thousand). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive income are as follows:

	For the year ended
	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Current income tax expenses	22,953	21,666	12,012	1,646
Deferred income tax expenses	—	—	—	—
Total income tax expenses	22,953	21,666	12,012	1,646

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. TAXATION (Continued)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Income before income tax	132,772	202,573	110,601	15,152
Income tax computed at the statutory tax rate of 25%	33,193	50,643	27,650	3,788
Effect of differing tax rates in different jurisdictions	4,459	2,740	795	109
Research and development super‑deduction	(36,078)	(29,192)	(13,223)	(1,812)
Shared‑based compensation expenses	3,261	2,359	688	94
Non‑deductible expenses	2,310	2,928	2,397	328
Effect of preferential tax rates and tax holiday in mainland China	(15,934)	(28,489)	(19,704)	(2,699)
Change in valuation allowance	30,309	22,950	11,785	1,615
Others	1,433	(2,273)	1,624	223
Income tax expenses	22,953	21,666	12,012	1,646

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Deferred tax assets
Tax losses carry forward	98,811	111,923	15,333
Deferred revenue and customer advances	34,107	33,902	4,645
Intangible assets acquired under common control	—	13,161	1,803
Lease liabilities	878	3,631	497
Others	3,083	3,188	437
Less: valuation allowance	(136,075)	(162,218)	(22,224)
	804	3,587	491
Deferred tax liabilities
ROU assets	(804)	(3,587)	(491)
	(804)	(3,587)	(491)
Presentation in the consolidated balance sheets
Deferred tax assets, net	—	—	—
Deferred tax liabilities, net	—	—	—
Net deferred tax assets, net	—	—	—

The Company operates through its WFOE, the VIE and VIE’s subsidiaries and valuation allowance is considered on an individual entity basis. The Group recorded valuation allowance against deferred tax assets of those entities when the Group determines that it is not more likely than not that the deferred tax assets will be utilized in the future. In making such determination, the Group considered factors including the entities’ operating history, accumulated earnings or deficits, existence of taxable temporary differences and reversal periods, tax planning strategies, and forecasted profits, as applicable.

As of December 31, 2024, the Group had tax losses of approximately RMB460,170 thousand (US$63,043 thousand) mainly deriving from entities in mainland China. The tax losses in mainland China can be carried forward for five years to offset future taxable profits. The tax losses of entities in mainland China will begin to expire in 2026 if not utilized.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. TAXATION (Continued)

Unrecognized tax benefit

As of and for the years ended December 31, 2022, 2023 and 2024, there were no significant tax uncertainties on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

In general, the tax authority in mainland China has up to five years to conduct examinations of the tax filings. Accordingly, as of December 31, 2024, the tax years of 2019 through 2024 for the Company’s entities in mainland China remain open to examination by tax authorities. The Group may also be subject to examination of tax filings in other jurisdictions, which are not material to the consolidated financial statements.

12. ORDINARY SHARES

As of December 31, 2023 and 2024, the authorized share capital consisted of 1,000,000,000 shares, of which 700,000,000 shares were designated as Class A ordinary shares, 200,000,000 as Class B ordinary shares, and 100,000,000 shares of such class (or classes) as the board of directors may determine. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares. No Class B ordinary shares were converted into Class A ordinary shares during the years ended December 31, 2022, 2023 and 2024.

13. SPECIAL CASH DIVIDEND

On February 29, 2024, the Company’s board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs as of the close of business on March 28, 2024 New York Time, to be paid in U.S. dollars. The aggregate amount of the special dividend was approximately US$5.3 million. The cash dividend was recorded as a reduction of additional paid-in capital when declared. There were no dividends declared for the years ended December 31, 2022 and 2023.

14. SHARE REPURCHASE PROGRAM

In December 2021, the Company’s board of directors authorized a share repurchase program (the “2021 Share Repurchase Program”) under which the Company may repurchase up to US$10 million worth of its ADSs over the following 12 months, and further authorized a 12-month extension of the share repurchase program in each of December 2022, December 2023, and December 2024, extending the program until December 31, 2025. Pursuant to the initial and extended share repurchase program, the Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the SEC Rule 10b-18 and/or Rule 10b5-1 requirements. The board of directors will continue to review the extended share repurchase program periodically, and may authorize adjustments to its terms and size. The Company expects to continue to fund the repurchases under the extended share repurchase program with its existing cash balance.

For the years ended December 31, 2022, 2023 and 2024, the Company repurchased 427,984, 420,274 and 735,714 ADSs, equivalent of 2,139,920, 2,101,370 and 3,678,570 Class A ordinary shares for US$1,058 thousand, US$1,385 thousand and US$1,354 thousand, on the open market, at a weighted average price of US$2.47, US$3.29 and US$1.84 per ADS, respectively. The Company accounts for the repurchased ADSs under the cost method and includes such treasury stock as a component of the shareholders’ equity.

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

In December 2022, 4,868,000 shares options were granted to certain directors and employees. The options granted are subject to service condition only, and vest in several installments with vesting schedules ranging from immediate to 4 years. The options were accounted for as equity awards with shared-based compensation expenses recognized over the vesting periods.

A summary of the option activities under the 2020 Plan is stated below:

				Weighted‑
		Weighted‑	Weighted‑	average
		average	average	remaining	Aggregate
	Number of	exercise	grant‑date	contractual	intrinsic
	options	price	fair value	term	value
		US$	US$	Years	US$ in thousands
Outstanding, December 31, 2023	15,060,889	0.15	1.01	6.87	7,396
Forfeited/expired	(496,206)	0.87	0.87
Exercised	(57,990)	0.11
Outstanding, December 31, 2024	14,506,693	0.12	1.02	5.88	3,289
Vested and expected to vest at December 31, 2024	14,506,693	0.12	1.02	5.88	3,289
Exercisable at December 31, 2024	13,174,568	0.13	1.09	5.67	2,905

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2023 and 2024, and the options’ exercise price, respectively. The total intrinsic value of options exercised was RMB32 thousand, RMB272 thousand and RMB95 thousand (US$13 thousand) during the years ended December 31, 2022, 2023 and 2024, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. SHARE-BASED PAYMENTS (Continued)

The total fair value of share options vested during the years ended December 31, 2022, 2023 and 2024 was RMB21,206 thousand, RMB18,099 thousand and RMB16,259 thousand (US$2,227 thousand), respectively. The weighted-average grant-date fair value of options granted during the year ended December 31, 2022 was US$0.36, and there were no options granted during the years ended December 31, 2023 and 2024. As of December 31, 2024, total unrecognized share-based compensation expenses related to unvested share-based awards were RMB1,288 thousand (US$176 thousand), which were expected to be recognized over a weighted-average vesting period of 0.63 year.

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

The assumptions used to estimate the fair value of the options granted during the year ended December 31, 2022 were as follows:

For the year ended
December 31, 2022
Fair value per ordinary share as at valuation date	US$0.41
Risk‑free rate	3.44%
Expected volatility	71.71%
Exercise multiple	2.2 — 2.8

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended
	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	348	299	106	15
Research and development expenses	6,377	4,055	1,303	179
Sales and marketing expenses	1,599	707	164	22
General and administrative expenses	4,720	4,374	1,251	171
	13,044	9,435	2,824	387

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. INCOME PER SHARE

Basic and diluted income per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
Numerator:
Net income	109,819	180,907	98,589	13,506
Denominator:
Weighted average number of ordinary shares outstanding—basic	266,535,220	264,052,936	262,001,916	262,001,916
Effect of dilutive share options	3,669,322	9,712,192	9,196,839	9,196,839
Weighted average number of ordinary shares outstanding—diluted	270,204,542	273,765,128	271,198,755	271,198,755
Basic income per ordinary share	0.41	0.69	0.38	0.05
Diluted income per ordinary share	0.41	0.66	0.36	0.05

Basic and diluted income per share are computed using the weighted average number of ordinary shares outstanding during the period.

For the years ended December 31, 2022, 2023 and 2024, the two-class method is applicable because the Company has two classes of ordinary shares, Class A and Class B. However, basic and diluted income per share are not reported separately for Class A ordinary shares or Class B ordinary shares as each class of shares has the same rights to undistributed and distributed earnings. The effects of outstanding share options were included in the computation of diluted income per share using the treasury stock method for the years ended December 31, 2022, 2023 and 2024.

17. RELATED PARTY TRANSACTIONS

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

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. RELATED PARTY TRANSACTIONS (Continued)

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Product sales to Hongen Kindergartens	1,224	1,291	991	136
Product sales to Perfect World Group	—	97	5	1
Rental and property management services from Perfect World Group(1)	26,818	24,666	22,663	3,105
Research and development outsourcing, administrative, IP licensing and other services from Perfect World Group	3,668	5,136	2,232	306
Research and development outsourcing and other services from Hongen Education	166	576	412	56
Research and development outsourcing services from Equity Investee	20	52	—	—
Purchase of products from Equity Investee	357	—	—	—
Assets acquired from Perfect World Group(2)	—	—	64,046	8,774

The Group had the following related party balances at the end of the year:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, current:
Perfect World Group(3)	1,626	1,751	240
Hongen Education	184	300	41
	1,810	2,051	281
Amounts due to related parties, current:
Perfect World Group(1)	4,249	1,666	229
Hongen Education	179	68	9
	4,428	1,734	238
(1)	In January 2021, the Group entered into a lease arrangement with no renewal options with Perfect World Group to lease offices in Beijing. The Group accounted for the lease arrangement as operating leases in accordance with ASC 842 and measured ROU assets and operating lease liabilities arising from the lease accordingly. Since July 2023, upon termination of the original lease, the Group started to lease offices from Perfect World Group via lease agreements with terms of less than 12 months and with no renewal options due to uncertainties in the lease market, which were accounted for as short-term leases.

Lease payments due at December 31, 2023 and 2024 pursuant to the lease contracts were recognized as amounts due to related parties as of December 31, 2023 and 2024, respectively. Accompanying the lease arrangement, Perfect World Group also provided the Group with property management services.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. RELATED PARTY TRANSACTIONS (Continued)

(2)	In February 2024, the Group acquired certain intellectual property assets related to “Cosmicrew” from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, for a total consideration of RMB64.0 million (US$8.8 million), which was fully paid in 2024. The consideration of the transaction was determined with the assistance of an independent third-party valuation firm, and the transaction has been approved by the board of directors and the audit committee of the board of directors.

Since the Group and Perfect World Group are under common control of Mr. Michael Yufeng Chi, the transaction was considered an asset transfer under common control. The assets acquired were initially measured at their carrying values in the accounts of transferring entity, and the difference between consideration paid and initial measured amounts of transferred assets was recognized as a reduction in additional paid-in capital in accordance with ASC 805-50.

(3)	Amounts due from Perfect World Group primarily consist of rental deposits paid to Perfect World Group and its affiliates.

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

In accordance with the PRC Company Laws, the VIE and VIE’s subsidiaries in mainland China must make appropriations from their annual after-tax profits as reported in their statutory accounts to non-distributable reserve funds, namely statutory reserve and discretionary surplus reserve. The VIE and VIE’s subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory reserve until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus reserve is at the discretion of the VIE and VIE’s subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2023 and 2024, the Group’s subsidiaries, the VIE and VIE’s subsidiaries in mainland China had appropriated RMB8,164 thousand and RMB8,395 thousand (US$1,150 thousand) to their reserves.

Furthermore, registered share capital and capital reserve accounts of the Company’s subsidiaries, the VIE and VIE’s subsidiaries in mainland China are also restricted from distribution. As a result, the restrictions amounted to approximately RMB317,297 thousand (US$43,470 thousand), or 33.02% of the Company’s total consolidated net assets as of December 31, 2024.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19. COMMITMENTS AND CONTINGENCIES

a)Purchase commitments

The following table sets forth the Group’s purchase obligations as of December 31, 2024:

		Less than 1			Over 5
	Total	Year	1-3 Years	3-5 Years	Years

	(RMB in thousands)
Purchase commitments	1,059	1,059	—	—	—

The Group’s purchase obligations represent commitment to acquire certain intellectual property rights.

b)Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

20. SUBSEQUENT EVENT

Special Cash Dividend

In March 2025, the Company’s board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs as of the close of business on April 17, 2025 New York Time, to be paid in U.S. dollars. The aggregate amount of the special dividend is approximately US$5.2 million. The payment date is expected to be on or around May 8, 2025 and May 15, 2025 for holders of ordinary shares and holders of ADSs, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	138,574	155,828	21,348
Amounts due from subsidiaries	315,959	253,441	34,721
Prepayments and other current assets	4,205	4,266	584
Total current assets	458,738	413,535	56,653
Non-current assets
Investments in subsidiaries, the VIE and VIE’s subsidiaries	506,526	555,621	76,120
Other non-current assets	2,422	1,229	167
Total non-current assets	508,948	556,850	76,287
Total assets	967,686	970,385	132,940
LIABILITIES
Current liabilities
Amounts due to subsidiaries and the VIE	5,973	4,148	568
Accrued expenses and other current liabilities	3,909	3,228	442
Dividend payable	—	2,164	296
Total current liabilities	9,882	9,540	1,306
Total liabilities	9,882	9,540	1,306
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2023 and December 31, 2024; 125,122,382 Class A shares issued and 119,704,787 outstanding as of December 31, 2023; 125,122,382 Class A shares issued and 116,084,207 outstanding as of December 31, 2024; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2023 and December 31, 2024; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2023 and December 31, 2024)	185	185	25
Additional paid-in capital	1,088,628	996,657	136,541
Treasury stock	(16,665)	(26,296)	(3,603)
Accumulated other comprehensive income	17,955	24,009	3,289
Accumulated deficit	(132,299)	(33,710)	(4,618)
Total shareholders’ equity	957,804	960,845	131,634
Total liabilities and shareholders’ equity	967,686	970,385	132,940

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses
General and administrative expenses	(18,993)	(16,011)	(11,449)	(1,569)
Total operating expenses	(18,993)	(16,011)	(11,449)	(1,569)
Operating loss	(18,993)	(16,011)	(11,449)	(1,569)
Share of income from subsidiaries, the VIE and VIE’s subsidiaries	126,241	190,880	102,725	14,073
Other income, net	2,571	6,038	7,313	1,002
Income before income taxes	109,819	180,907	98,589	13,506
Income tax expenses	—	—	—	—
Net income	109,819	180,907	98,589	13,506
Total comprehensive income	154,993	188,365	104,643	14,335

Net cash used in operating activities	(18,992)	(15,968)	(2,663)	(365)
Net cash provided by (used in) investing activities	(1,655)	(25,483)	62,597	8,576
Net cash used in financing activities	(6,956)	(9,448)	(44,853)	(6,145)
Effect of exchange rate changes on cash and cash equivalents	17,047	2,648	2,173	297
Net change in cash and cash equivalents	(10,556)	(48,251)	17,254	2,363
Cash and cash equivalents at the beginning of the year	197,381	186,825	138,574	18,985
Cash and cash equivalents at the end of the year	186,825	138,574	155,828	21,348

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries, the VIE and VIE’s subsidiaries.

The parent company records its investments in its subsidiaries, the VIE and VIE’s subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Under the equity method of accounting, the Company shall adjust the carrying amount of the investments for its share of the subsidiaries’ and other equity investees’ cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiaries’ and other equity investees’ losses. The Company confirmed its unlimited financial support to its subsidiaries for their operations. Consequently, the Company recognized its investments in excess of its share of cumulative losses in “Investments in subsidiaries, the VIE and VIE’s subsidiaries” on the condensed balance sheets, and the respective share in income (loss) in “Share of income from subsidiaries, the VIE and VIE’s subsidiaries” on the condensed statements of comprehensive income. The subsidiaries did not pay any dividends to the Company for the periods presented.

The parent company’s condensed financial statements should be read in conjunction with the Group’s consolidated financial statements.