Form 20-F
period 2025-12-31
iHuman Inc.
filed 2026-04-24
CIK 1814423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Tower 306,

No. 86 Beiyuan Road,

Chaoyang District, Beijing 100101

People’s Republic of China

(Address of principal executive offices)

Vivien Weiwei Wang, Chief Financial Officer

E-mail: ir@ihuman.com

Telephone: +86 10 5780-6606

Tower 306,

No. 86 Beiyuan Road,

Chaoyang District, Beijing 100101

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

* Not for trading, but only in connection with the listing on the New York Stock Exchange of our American depositary shares, each American depositary share representing five Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, there were 255,541,887 ordinary shares outstanding, being the sum of 111,541,887 Class A ordinary shares and 144,000,000 Class B ordinary shares.

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

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents five Class A ordinary shares;
●	“AI” refers to artificial intelligence;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“Hongen Education” are to Hongen Education & Technology Co., Ltd. and its predecessors and subsidiaries. Hongen Education is an affiliate of ours that shares a common director, Mr. Hanfeng Chi, with us. Furthermore, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns more than 50% of the voting power in both Hongen Education and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Hongen Education and our company. Therefore, Hongen Education and we are under common control, which, pursuant to Rule 405 under the Securities Act, makes Hongen Education an affiliate of ours;
●	“iHuman,” “we,” “us,” “our company” and “our” are to iHuman Inc., our Cayman Islands holding company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity and subsidiaries of the variable interest entity;
●	“MAUs” with respect to any of our apps, are to monthly active users, which are the number of unique mobile devices through which such app is accessed at least once in a given month. We treat each distinguishable device as a separate user for purposes of calculating MAUs, although it is possible that some people may use more than one mobile device and multiple people may share one mobile device to access our apps; “average MAUs” for a specific period, with respect to any of our apps, are to the monthly average of the sum of our MAUs for such app during that period; “total MAUs” is calculated by combining the MAUs of all of our apps in a given month, and duplicate access to different apps is not eliminated from the calculation; “average total MAUs” for a specified period, are to the monthly average of the sum of our total MAUs during that period;
●	“NYSE” are to the New York Stock Exchange;
●	“Offline products and others” are to our offline operations of intellectual development materials and devices;
●	“Online subscriptions” are to our online operations of tech-powered, intellectual development apps;
●	“our WFOEs” are to Hongen Perfect Future (Tianjin) Investment Co., Ltd. and Hongen Perfect (Beijing) Education Technology Development Co., Ltd.;
●	“Perfect World Group” or “Perfect World” are to Perfect World Holding Group Co., Ltd., a holding company incorporated in the Chinese mainland and its controlled entities and affiliates, including Perfect World Co., Ltd., a company incorporated in the Chinese mainland and listed on the Shenzhen Stock Exchange (SZSE: 002624). Mr. Michael Yufeng Chi beneficially owns more than 50% of the voting power in both Perfect World Group and us and is a common director of both Perfect World Group and us. As such, Mr. Michael Yufeng Chi is able to direct the management and policies of both Perfect World Group and our company. Therefore, Perfect World Group and us are under common control, which, pursuant to Rule 405 under the Securities Act, makes Perfect World Group an affiliate of ours;

●	“RMB” and “Renminbi” are to the legal currency of China;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“VIE” are to variable interest entity, and “the VIE” or “Tianjin Hongen” are to Tianjin Hongen Perfect Future Education Technology Co., Ltd.

Our reporting currency is RMB. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future product offerings, business development, financial condition and results of operations;
●	our expectations regarding demand for and market acceptance of our products;
●	our expectations regarding maintaining and strengthening our relationships with users, customers, business partners and other stakeholders;
●	competition in our industry;
●	our expansion of geographic reach;
●	government policies and regulations relating to our industry; and
●	general economic and business conditions globally and in the Chinese mainland.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

iHuman Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in the Chinese mainland primarily through (i) our subsidiaries in the Chinese mainland and (ii) the VIE with which we have maintained contractual arrangements, and VIE’s subsidiaries. Laws and regulations in the Chinese mainland establish conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE and VIE’s subsidiaries, and rely on contractual arrangements among our subsidiaries in the Chinese mainland, the VIE and its shareholders. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for substantially all of our total revenues for 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to iHuman Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and VIE’s subsidiaries in the Chinese mainland, including, but not limited to, Tianjin Hongen. Investors in our ADSs are not purchasing equity interest in the VIE in the Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. The VIE structure involves unique risks to investors, and holders of our ADSs may never directly hold equity interests in the Chinese operating company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure, including our major subsidiaries, the VIE and its major subsidiaries, as of December 31, 2025:

iHuman Inc.
(Cayman Islands)
iHuman Online Limited
(Hong Kong)
Outside the Chinese mainland
Inside the Chinese mainland
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

Note:

(1)	Shareholders of Tianjin Hongen and their respective shareholdings in the VIE and relationship with our company are (i) Mr. Hanfeng Chi (63.61)%, our director and brother of Mr. Michael Yufeng Chi, our controlling shareholder; (ii) Sanming Juyichang Enterprise Management Service Partnership (Limited Partnership) (17.67)%, a limited partnership incorporated in the Chinese mainland beneficially and wholly owned by our employees and consultant; (iii) Mr. Tian Liang (7.07)%, our shareholder; (iv) Sanming Jushengyi Enterprise Management Service Partnership (Limited Partnership) (6.65)%, a limited partnership incorporated in the Chinese mainland beneficially and wholly owned by our employees; and (v) Sanming Kangqian Information Technology Service Co., Ltd. (5)%, a company incorporated in the Chinese mainland beneficially and wholly owned by Mr. Hanfeng Chi, our director.

A series of contractual agreements, including powers of attorneys, exclusive call option agreement, exclusive management services and business cooperation agreement, equity interest pledge agreement and financial support letter have been entered into by and among our subsidiaries, the VIE and the nominee shareholders. The following is a summary of the contractual agreements:

●	Power of attorneys: Pursuant to the powers of attorneys executed by the nominee shareholders, the nominee shareholders agreed to entrust to Hongen Investment an irrevocable proxy to exercise all of their rights as shareholders of Tianjin Hongen, the VIE, and to approve, on behalf of the nominee shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of Tianjin Hongen. Hongen Investment is also entitled to transfer or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the nominee shareholders or obtaining their consent.
●	Exclusive call option agreement: Pursuant to the exclusive call option agreement among Hongen Investment, Tianjin Hongen and its nominee shareholders, the nominee shareholders irrevocably granted Hongen Investment or its designee(s) an exclusive call option to purchase, when and to the extent permitted under laws and regulations of the Chinese mainland, all or part of the equity interests in Tianjin Hongen. The exercise price of the call option to purchase all or part of the equity interests in Tianjin Hongen or assets held by Tianjin Hongen will be the minimum amount of consideration permitted under the then applicable laws and regulations of the Chinese mainland.
●	Exclusive management services and business cooperation agreement: Pursuant to the exclusive management services and business cooperation agreement between Hongen Investment, Tianjin Hongen and the nominee shareholders, Hongen Investment has the exclusive right to provide technical and consulting services to Tianjin Hongen and its subsidiaries, including, but not limited to, management consultancy services, permission of intellectual property rights, technical support and business support. Tianjin Hongen agrees to pay a service fee to Hongen Investment. Hongen Investment has the right to unilaterally adjust the service fee.
●	Equity interest pledge agreement: Under the equity interest pledge agreement among Hongen Investment, Tianjin Hongen and its nominee shareholders, the nominee shareholders have pledged all of their equity interests in Tianjin Hongen to Hongen Investment to guarantee the performance of Tianjin Hongen and their obligations under the contractual agreements described above. During the term of the equity interest pledge agreement, Hongen Investment has the right to receive all of Tianjin Hongen’s dividends and profits distributed on the pledged equity. Tianjin Hongen and its nominee shareholders, undertake that, without the prior written consent of Hongen Investment, they will not transfer, create or allow any encumbrance on the pledged equity interests.
●	Financial support letter: Pursuant to the financial support letter entered into between Tianjin Hongen and us, we are obligated and hereby undertake to provide unlimited financial support to Tianjin Hongen, to the extent permissible under the applicable laws and regulations in the Chinese mainland. We agree to forego the right to seek repayment in the event if Tianjin Hongen is unable to repay such funding.

For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. The contractual arrangements may not be as effective as direct ownership of the VIE and VIE’s subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. As of the date of this annual report, our contracts with the VIE have not been tested in a court of law. Uncertainties in the legal system in the Chinese mainland, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of the Chinese mainland, may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form the power to direct activities of the VIE that most significantly impact its economic performance, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts in the Chinese mainland. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert the power to direct the activities of the VIE that most significantly impact its economic performance, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”

There are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in the Chinese mainland regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations in the Chinese mainland relating to VIE structures will be adopted or if adopted, what they would provide. There is no assurance that the government of the Chinese mainland will not promulgate or amend the laws and regulations in the future to disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. If we or the VIE is found to be in violation of any existing or future laws or regulations in the Chinese mainland, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities of the Chinese mainland would have broad discretion to take action in dealing with such violations or failures. If the government of the Chinese mainland deems that our contractual arrangements with the VIE do not comply with regulations in the Chinese mainland on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries, and investors of our company may be subject to potential future actions by the government of the Chinese mainland that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the government of the Chinese mainland finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in the Chinese mainland relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

Cash Flows through Our Organization

iHuman Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the VIE and VIE’s subsidiaries in the Chinese mainland. As a result, although iHuman Inc. may utilize its cash balance or other means to obtain financing at the holding company level to pay dividends, iHuman Inc.’s ability to pay dividends may depend upon dividends paid by our subsidiaries in China. If our existing subsidiaries in the Chinese mainland or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current regulations in the Chinese mainland permit our subsidiaries in the Chinese mainland to pay dividends to their respective shareholders only out of their retained earnings, if any, determined in accordance with accounting standards and regulations in the Chinese mainland. Furthermore, our subsidiaries, the VIE and VIE’s subsidiaries in the Chinese mainland are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. There is no assurance that the government of the Chinese mainland will not promulgate or amend the laws and regulations in the future depending on the facts and circumstances, which may affect the ability of iHuman Inc., its subsidiaries, and the VIE to transfer cash or other assets. To the extent cash or other assets in the business are in the Chinese mainland or an entity of the Chinese mainland, the funds or other assets may not be available to fund operations or for other use outside of the Chinese mainland. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure —We may rely on dividends paid by our subsidiaries in the Chinese mainland to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in the Chinese mainland to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares,” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and its subsidiaries, the VIE and VIE’s subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares. In 2023, 2024 and 2025, iHuman Inc., through its intermediate holding company, made capital contributions of nil to Hongen Investment. In 2023, 2024 and 2025, iHuman Inc. provided to its subsidiaries in Hong Kong loans of RMB32.5 million, nil and RMB92.9 million (US$13.3 million), respectively, and received repayments of nil, RMB71.2 million and RMB10.7 million (US$1.5 million), respectively. For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries, the VIE and VIE’s subsidiaries; no subsidiaries nor the VIE paid dividends or made other distributions to the holding company. For the years ended December 31, 2023, 2024 and 2025, dividends paid to holders of ADSs and ordinary shares of iHuman Inc. were nil, RMB35.3 million and RMB39.1 million (US$5.6 million), respectively. In March 2026, our board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs, respectively. We currently intend to retain most of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Chinese mainland and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The VIE is required to transfer cash to our WFOEs by paying service fees according to the contractual arrangements. The VIE paid Hongen Edutech service fees of RMB79.6 million, RMB86.9 million and RMB79.4 million (US$11.4 million) in 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, the VIE provided to Hongen Edutech loans of RMB13.5 million, RMB59.0 million and RMB463.5 million (US$66.3 million), respectively, and received repayments of RMB40.0 million, RMB48.0 million and RMB495.3 million (US$70.8 million), respectively. In 2023, 2024 and 2025, the VIE provided to Hongen Investment loans of RMB3.2 million, nil and nil, respectively, and received repayments of RMB2.1 million, nil and RMB2.2 million (US$0.3 million), respectively. Going forward, we intend to transfer the economic benefits of the VIE and VIE’s subsidiaries to our WFOEs under the contractual arrangements.

Under laws and regulations in the Chinese mainland, our subsidiaries in the Chinese mainland and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. In addition, our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our subsidiaries in the Chinese mainland to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our subsidiaries in the Chinese mainland to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in the Chinese mainland to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation in the Chinese mainland of loans to and direct investment in entities in the Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our subsidiaries in the Chinese mainland and the VIE in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within the Chinese mainland, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend from subsidiaries of the Chinese mainland to overseas entities in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to iHuman Inc./Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in the Chinese mainland.
(2)	Under the terms of contractual agreements, our subsidiaries in the Chinese mainland may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our subsidiaries in the Chinese mainland and eliminate in consolidation. For income tax purposes, our subsidiaries in the Chinese mainland and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our subsidiaries in the Chinese mainland and are tax neutral.
(3)	Certain of our subsidiaries and the VIE and VIE’s subsidiaries qualify for 12.5% or 15% preferential income tax rate in the Chinese mainland. However, such preferential rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law and related regulations impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of the Chinese mainland. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with the PRC, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our subsidiaries in the Chinese mainland under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our subsidiaries in the Chinese mainland (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by the PRC tax authorities), the VIE could make a non-deductible transfer to our subsidiaries in the Chinese mainland for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the subsidiaries in the Chinese mainland. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE and VIE’s subsidiaries in the Chinese mainland. Our operations in the Chinese mainland are governed by laws and regulations in the Chinese mainland. As advised by our PRC counsel, Tian Yuan Law Firm, as of the date of this annual report, other than the Online Publishing Service Permit, the Online Transmission of Audio-Visual Programs License and the Private School Operating Permit, as disclosed and further detailed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in the Chinese mainland regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations,” our subsidiaries in the Chinese mainland and the VIE and VIE’s subsidiaries have obtained all the requisite permissions and approvals from the government authorities of the Chinese mainland for the business operations of our subsidiaries of the Chinese mainland, the VIE and VIE’s subsidiaries, namely, four Value-added Telecommunications Business Operation Licenses for internet information services, or the ICP Licenses, five Production and Operation of Radio and TV Programs Permits, one Internet Culture Business Operating License, two Permits for Operating Publications, one Filing Certification of Classified Protection of Information System Security and filings of educational apps pursuant to the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps for all of our major products. As of the date of this annual report, (i) except for the filing of educational apps regarding our major online apps, we believe our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries are not required to obtain any permission or approval from the Ministry of Education of the PRC; however we cannot guarantee that any portion of our services would not be deemed as “online education activities” under the Amended Implementation Rules for the Private Education Law promulgated by the State Council on April 7, 2021; should such a determination apply, we would be required to obtain a Private School Operating Permit from local education administration authorities; and (ii) we have not received any notification from the Ministry of Education, indicating that our subsidiaries in the Chinese mainland, the VIE or VIE’s subsidiaries are required to obtain any permission or approval from the Ministry of Education. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in the Chinese mainland regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.” In addition, our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries have not been denied any permission or approval from any government authority of the Chinese mainland with respect to the operation of our business. Furthermore, as advised by our PRC counsel, as of the date of this annual report, under current PRC laws, regulations and rules, we, our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other government authorities of the Chinese mainland with respect to the operation of our business, except for the permissions or approvals listed above. However, because the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities are subject to changes, we may be required to obtain additional licenses, permits, filings or approvals for the functions of our platform at the present stage or in the future. If we, our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries (i) do not receive or maintain any necessary permissions or approvals from authorities of the Chinese mainland to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations or interpretations change depending on the facts and circumstances and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in the Chinese mainland regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of internet-related businesses and companies.”

Furthermore, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, pursuant to which (i) a major operating entity in the Chinese mainland designated by us may be required to file with the CSRC, in connection with any follow-on offering and certain other activities as required by the Trial Measures; and (ii) we may be required to report relevant information to the CSRC after the occurrence of certain events. On the same day, the CSRC also held a press conference for the release of the Trial Measures and the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that, domestic companies that have already completed the overseas offering and listing prior to the effectiveness of the Trial Measures are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. Therefore, as advised by our PRC counsel, under the Trial Measures, we are not required to file to the CSRC of our previous offering and listing on the NYSE, but could be subject to the filing and reporting requirements to the CSRC with respect to future offerings and occurrence of certain events. If we fail to complete the filing procedures or conceals any material fact or falsifies any major content in our filing documents for any follow-on offering and certain other activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. On December 28, 2021, the CAC together with certain other government authorities of the Chinese mainland, jointly released the Revised Cybersecurity Review Measures, effective from February 15, 2022, pursuant to which online platform operators that engage in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC, nor have we received any notice or inquiry from relevant competent authorities requiring us to apply for cybersecurity review. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of the Chinese mainland, and we cannot predict whether we will be able to complete such filing.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes data in the ordinary course, and we are required to comply with PRC laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.”

Financial Information Related to the VIE

The following table presents the condensed consolidating schedule of results of operations, financial position and cash flows for iHuman Inc., its subsidiaries other than WFOEs, its WFOEs, the VIE and VIE’s subsidiaries for the periods ended and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2025
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	34,047	—	772,972	—	807,019
Intra-group revenues(1)	—	4,024	28,631	24	(32,679)	—
Third-party cost of revenues and operating expenses	(8,094)	(37,588)	(56,405)	(638,176)	—	(740,263)
Intra-group cost of revenues and operating expenses(1)	—	(3,695)	—	(29,044)	32,739	—
Share of income (loss) from subsidiaries, the VIE and VIE’s subsidiaries(2)	98,583	(20,338)	—	—	(78,245)	—
Other income, net	4,913	7,878	7,436	14,806	—	35,033
Income (loss) before income taxes	95,402	(15,672)	(20,338)	120,582	(78,185)	101,789
Income tax expenses	—	(119)	—	(6,268)	—	(6,387)
Net income (loss)	95,402	(15,791)	(20,338)	114,314	(78,185)	95,402

	For the Year Ended December 31, 2024
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	27,092	—	895,109	—	922,201
Intra-group revenues(1)	—	7,966	43,827	84	(51,877)	—
Third-party cost of revenues and operating expenses	(11,449)	(39,274)	(92,544)	(707,022)	—	(850,289)
Intra-group cost of revenues and operating expenses(1)	—	(7,045)	—	(44,917)	51,962	—
Share of income (loss) from subsidiaries, the VIE and VIE’s subsidiaries(2)	102,725	(47,915)	—	—	(54,810)	—
Other income, net	7,313	12,843	948	17,585	—	38,689
Income (loss) before income taxes	98,589	(46,333)	(47,769)	160,839	(54,725)	110,601
Income tax expenses	—	(149)	(146)	(11,717)	—	(12,012)
Net income (loss)	98,589	(46,482)	(47,915)	149,122	(54,725)	98,589

	For the Year Ended December 31, 2023
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Third-party revenues	—	7,721	—	1,010,418	—	1,018,139
Intra-group revenues(1)	—	4,651	49,840	—	(54,491)	—
Third-party cost of revenues and operating expenses	(16,011)	(25,230)	(113,560)	(703,451)	—	(858,252)
Intra-group cost of revenues and operating expenses(1)	—	(3,411)	—	(50,587)	53,998	—
Share of income (loss) from subsidiaries, the VIE and VIE’s subsidiaries(2)	190,880	(63,088)	—	—	(127,792)	—
Other income, net	6,038	11,831	632	24,185	—	42,686
Income (loss) before income taxes	180,907	(67,526)	(63,088)	280,565	(128,285)	202,573
Income tax expenses	—	(100)	—	(21,566)	—	(21,666)
Net income (loss)	180,907	(67,626)	(63,088)	258,999	(128,285)	180,907

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2025
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Assets
Cash and cash equivalents	30,786	316,308	22,201	781,825	—	1,151,120
Amounts due from Group entities(3)	349,029	35,144	1,639	188,904	(574,716)	—
Amounts due from related parties	—	—	545	3,769	—	4,314
Investments in subsidiaries and contractual interests in the VIE and VIE’s subsidiaries(2)	654,883	—	—	—	(654,883)	—
Other assets	2,932	7,580	963	202,184	(738)	212,921
Total assets	1,037,630	359,032	25,348	1,176,682	(1,230,337)	1,368,355
Amounts due to Group entities(3)	40,332	349,369	183,376	1,639	(574,716)	—
Amounts due to related parties	—	—	131	935	—	1,066
Loss in excess of investments in subsidiaries(2)	—	171,268	—	—	(171,268)	—
Other liabilities	2,128	10,810	13,109	346,390	(318)	372,119
Total liabilities	42,460	531,447	196,616	348,964	(746,302)	373,185
Total shareholders’ equity (deficit)	995,170	(172,415)	(171,268)	827,718	(484,035)	995,170

	As of December 31, 2024
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Assets
Cash and cash equivalents	155,828	256,436	12,565	698,463	—	1,123,292
Amounts due from Group entities(3)	253,441	—	403	171,522	(425,366)	—
Amounts due from related parties	—	—	581	1,470	—	2,051
Investments in subsidiaries and contractual interests in the VIE and VIE’s subsidiaries(2)	555,621	—	—	—	(555,621)	—
Other assets	5,495	7,457	16,231	265,757	(642)	294,298
Total assets	970,385	263,893	29,780	1,137,212	(981,629)	1,419,641
Amounts due to Group entities(3)	4,148	253,718	167,097	403	(425,366)	—
Amounts due to related parties	—	—	172	1,562	—	1,734
Loss in excess of investments in subsidiaries(2)	—	150,995	—	—	(150,995)	—
Other liabilities	5,392	15,863	13,506	422,463	(162)	457,062
Total liabilities	9,540	420,576	180,775	424,428	(576,523)	458,796
Total shareholders’ equity (deficit)	960,845	(156,683)	(150,995)	712,784	(405,106)	960,845

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2025
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	(482)	(44,458)	29,089	67,167	—	51,316
Net cash provided by (used in) investing activities	(67,149)	43,812	14,557	16,195	33,139	40,554
Net cash provided by (used in) financing activities	(56,088)	67,149	(34,010)	—	(33,139)	(56,088)

	For the Year Ended December 31, 2024
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	(2,663)	970	(4,622)	64,861	—	58,546
Net cash provided by (used in) investing activities	62,597	(36)	(14,608)	(48,718)	(51,997)	(52,762)
Net cash provided by (used in) financing activities	(44,853)	(62,597)	10,600	(57,430)	51,997	(102,283)

	For the Year Ended December 31, 2023
		Subsidiaries		The VIE and
		(other than		VIE’s
	iHuman Inc.	WFOEs)	WFOEs	Subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)

Net cash provided by (used in) operating activities	(15,968)	(437)	(26,642)	215,169	—	172,122
Net cash provided by (used in) investing activities	(25,483)	—	(19)	18,960	33	(6,509)
Net cash provided by (used in) financing activities	(9,448)	25,483	(25,450)	—	(33)	(9,448)

Notes:

(1)	Represents the elimination of the intercompany service charge at the consolidation level.
(2)	Represents the elimination of the investments among iHuman Inc., Subsidiaries (other than WFOEs), WFOEs, and the VIE and VIE’s subsidiaries.
(3)	Represents the elimination of intercompany balances among iHuman Inc., Subsidiaries (other than WFOEs), WFOEs, and the VIE and VIE’s subsidiaries.

Other Risks Related to Our Operations in the Chinese Mainland

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in the Chinese mainland, and we are subject to complex and evolving laws and regulations in the Chinese mainland. For example, we face risks associated with regulatory approvals, anti-monopoly regulatory actions and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or list on a United States exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The government of the Chinese mainland’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Significant oversight and discretion by the government of the Chinese mainland over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in the Chinese mainland, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of the Chinese mainland, could adversely affect us. As the legal system of the Chinese mainland is evolving, laws, regulations and rules in the Chinese mainland may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us” and “—We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of internet-related businesses and companies.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA because we filed an annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by us for the preparation of the audit report on our company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in the Chinese mainland, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Selected Consolidated Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025, selected consolidated balance sheets data as of December 31, 2024 and 2025, and selected consolidated cash flow data for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and selected consolidated cash flow data for the years ended December 31, 2021 and 2022 and the selected consolidated balance sheets data as of December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statement of Operations:
Revenues	944,722	985,517	1,018,139	922,201	807,019	115,402
Cost of revenues(1)	(284,098)	(294,343)	(296,868)	(282,048)	(259,409)	(37,095)
Gross profit	660,624	691,174	721,271	640,153	547,610	78,307
Operating expenses
Research and development expenses(1)	(415,334)	(313,481)	(257,546)	(247,757)	(208,443)	(29,807)
Sales and marketing expenses(1)	(202,093)	(156,916)	(199,504)	(221,230)	(180,969)	(25,878)
General and administrative expenses(1)	(97,445)	(109,195)	(104,334)	(99,254)	(91,442)	(13,076)
Total operating expenses	(714,872)	(579,592)	(561,384)	(568,241)	(480,854)	(68,761)
Operating income (loss)	(54,248)	111,582	159,887	71,912	66,756	9,546
Other income, net	17,052	21,190	42,686	38,689	35,033	5,010
Income (loss) before income taxes	(37,196)	132,772	202,573	110,601	101,789	14,556
Income tax benefits (expenses)	145	(22,953)	(21,666)	(12,012)	(6,387)	(913)
Net income (loss)	(37,051)	109,819	180,907	98,589	95,402	13,643
Income (loss) per share
Basic	(0.14)	0.41	0.69	0.38	0.37	0.05
Diluted	(0.14)	0.41	0.66	0.36	0.36	0.05
Income (loss) per ADS
Basic	(0.69)	2.06	3.43	1.88	1.86	0.27
Diluted	(0.69)	2.03	3.30	1.82	1.78	0.25
Weighted average shares used in income (loss) per share
Basic	266,631,802	266,535,220	264,052,936	262,001,916	256,975,188	256,975,188
Diluted	266,631,802	270,204,542	273,765,128	271,198,755	267,614,972	267,614,972

Note:

(1)	Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
Cost of revenues	940	348	299	106	31	4
Research and development expenses	5,431	6,377	4,055	1,303	362	52
Sales and marketing expenses	3,010	1,599	707	164	62	9
General and administrative expenses	5,794	4,720	4,374	1,251	267	38
Total	15,175	13,044	9,435	2,824	722	103

The following table presents our selected consolidated balance sheets data as of December 31, 2021, 2022, 2023, 2024 and 2025:

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	855,362	1,049,999	1,213,767	1,123,292	1,151,120	164,608
Accounts receivable, net	56,132	79,614	60,832	52,030	47,070	6,731
Total current assets	1,015,244	1,253,791	1,382,438	1,335,817	1,298,375	185,665
Total assets	1,100,881	1,333,399	1,450,495	1,419,641	1,368,355	195,673
Deferred revenue and customer advances	302,980	379,063	318,587	283,251	219,913	31,447
Total current liabilities	482,933	561,053	490,758	447,544	363,977	52,048
Total liabilities	492,510	563,947	492,691	458,796	373,185	53,365
Total shareholders’ equity	608,371	769,452	957,804	960,845	995,170	142,308

The following table presents our selected consolidated cash flow data for the years ended December 31, 2021, 2022, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	38,214	188,466	172,122	58,546	51,316	7,338
Net cash provided by (used in) investing activities	(31,951)	(32,842)	(6,509)	(52,762)	40,554	5,800
Net cash provided by (used in) financing activities	410	(6,956)	(9,448)	(102,283)	(56,088)	(8,021)
Net increase (decrease) in cash and cash equivalents	(6,320)	194,637	163,768	(90,475)	27,828	3,979
Cash and cash equivalents at the beginning of the year	861,682	855,362	1,049,999	1,213,767	1,123,292	160,629
Cash and cash equivalents at the end of the year	855,362	1,049,999	1,213,767	1,123,292	1,151,120	164,608

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

●	If we are not able to continue to attract and retain users and enhance user engagement, our business and prospects will be materially and adversely affected;
●	Our online operations have a limited operating history in an evolving market, which makes it difficult to predict our prospects and our business and financial performance;
●	We may not be able to successfully or effectively execute our growth strategy;
●	We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share; and
●	The interpretation and implementation of the laws, regulations and policies in the Chinese mainland regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

●	We conduct our operations in the Chinese mainland primarily through (i) our subsidiaries in the Chinese mainland and (ii) the VIE, with which we have maintained contractual arrangements, and VIE’s subsidiaries. Our holding company, our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries, and investors of our company may be subject to potential future actions by the government of the Chinese mainland depending on the facts and circumstances that could affect the enforceability of our contractual arrangements with the VIE and its shareholders and, consequently, significantly affect the financial performance of the VIE and our company as a whole. If the government of the Chinese mainland finds that the agreements that establish the structure for operating our business do not comply with laws and regulations in the Chinese mainland, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The regulatory authorities of the Chinese mainland could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the government of the Chinese mainland finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in the Chinese mainland relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”;
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”;
●	The shareholders of the VIE may have actual or potential conflicts of interest with us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”; and

●	We may rely on dividends paid by our subsidiaries in the Chinese mainland to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in the Chinese mainland to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our subsidiaries in the Chinese mainland to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in the Chinese mainland to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”;
●	Uncertainties with respect to the legal system in the Chinese mainland, including uncertainties regarding the interpretation and enforcement of the laws, regulations and policies of the Chinese mainland, could adversely affect us. As the legal system of the Chinese mainland is evolving, laws, regulations and rules in the Chinese mainland may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of the Chinese mainland, could adversely affect us. As the legal system of the Chinese mainland is evolving, laws, regulations and rules in the Chinese mainland may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us.”;
●	We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of internet-related businesses and companies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of internet-related businesses and companies.”;
●	The government of the Chinese mainland has indicated an intent and may promulgate certain regulations and rules to exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers. In the event that we fail to comply with any legal and regulatory requirements of the Chinese mainland in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Significant oversight and discretion by the government of the Chinese mainland over our business operation could result in a material adverse change in our operations and the value of our ADSs.”;
●	The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of the Chinese mainland, and we cannot predict whether we will be able to complete such filing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of the Chinese mainland, and we cannot predict whether we will be able to complete such filing.”;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”; and

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs

●	The trading price of our ADSs has been and likely will continue to be volatile, which could result in substantial losses to investors; and
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Although we have developed a large and loyal user base, to continue to do so, we must attract users by continuing to expand the scope and improve the quality of our product offerings, strengthen our content development capabilities and technology leadership, continue to build our brand and reputation as the leading provider of tech-powered, intellectual development products focusing on making the child-upbringing experience easier for parents, as well as effectively market and precisely target our products to prospective users. We may not, however, always be able to meet our users’ expectations, many of which are outside of our control. We may face user dissatisfaction due to perceptions of our failure to effectively engage our users, our users’ overall dissatisfaction with the quality of the content of our intellectual development products, technical disruptions or failure of our products, as well as potential concerns from parents on their children’s use of our products with entertainment features being too immersive and distracting. In recent years, demographic changes in China, including a decline in China’s newborn population, have also negatively impacted the scale of our user demographic, which could in turn impact demand for our products.

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

The interpretation and implementation of the laws, regulations and policies in the Chinese mainland regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.

The industry in which we operate in the Chinese mainland has experienced intense scrutiny and has been subject to regulatory changes, which may adversely affect our business, financial condition and results of operations.

In August 2019, the Ministry of Education of the PRC, jointly with certain other government authorities of the Chinese mainland, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps. According to these opinions, providers of certain online apps that meet the definition of educational apps are required to complete certain filings with relevant provincial regulatory authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Educational Apps.” On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion. After the promulgation of the Alleviating Burden Opinion, relevant regulatory authorities have withdrawn their approvals to the filing of all related online apps. Following the communication with the competent government authority, we have resubmitted our filing application of educational apps for our major online apps in August 2023. As of the date of this annual report, we have completed the filings of educational apps for all of our major products. Any failure to complete the required filings of educational apps may result in our relevant online apps being blacklisted or removed from the app stores by the competent government authority, and we may be prohibited from submitting any such filings for six months following the determination.

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

As of the date of this annual report, we have completed the filings of educational apps for all of our major products as non-AST apps, and we have not received any notification from any regulatory authority in the Chinese mainland indicating that our products are classified as AST products. Accordingly, we believe our products are non-AST products. However, under the complex and evolving regulatory regime and due to the broad discretion the government authorities may have on interpretation, application and enforcement of the Alleviating Burden Opinion and related regulations, we cannot assure you that the government authorities may not take a contrary view, and it is thus unclear whether the products we provide will be classified as AST pursuant to the existing and future laws or regulations in the Chinese mainland or the opinion from the regulatory authorities. In the event that we are deemed to provide AST under any existing and future laws or regulations in the Chinese mainland or the opinion from the regulatory authorities, we may be subject to the provisions of the Alleviating Burden Opinion and other laws or regulations in the Chinese mainland in relation to AST, and we may be required to obtain a Private School Operating Permit, be subject to fines or be required to unwind the existing contractual agreements and/or dispose of relevant business operations, if applicable, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with new laws and regulations regarding the industry in which we operate. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations forthwith, in which case our business, financial condition and results of operations could be materially and adversely affected.

We are continually making efforts to comply with the requirements under these regulations and implementations to the extent that they apply to us. However, it is uncertain whether and how the government authorities of the Chinese mainland would further promulgate new laws and regulations regarding the industry in which we operate on aspects such as regulatory requirements for intellectually stimulating content that target children, limitation on advertising and the collection and use of fees and time limits on the amount of time children could spend on digital products. Moreover, the government authorities have significant discretion in interpreting and implementing these laws and regulations and may conduct inspections on compliance with requirements thereunder. We cannot assure you that we will be able to comply with such requirements in a timely manner, or at all. If we fail to comply with these requirements and any other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our business and results of operations.

We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

The industry in which we operate is highly regulated by the government of the Chinese mainland. As an intellectual development technology company, we are required to obtain and maintain all necessary approvals, licenses or permits applicable to our business operations and make all necessary registration and filings for our products in the Chinese mainland, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current laws and regulations in the Chinese mainland are still evolving, and new laws and regulations may also be promulgated.

We currently hold four ICP Licenses, five Production and Operation of Radio and TV Programs Permits, one Internet Culture Business Operating License and one Filing Certification of Classified Protection of Information System Security for our online intellectual development business. We offer pre-recorded audio-video contents on certain of our online platforms to our users. According to relevant laws and regulations in the Chinese mainland, no entities or individuals may provide internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by the State Administration of Press, Publication, Radio, Film and Television, currently known as National Radio and Television Administration, or its local bureaus or completing the relevant registration procedures with National Radio and Television Administration or its local bureaus. Currently, only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, operators of intellectual development apps are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs. Accordingly, we currently do not hold a License for Online Transmission of Audio-Visual Programs. However, it is possible that the government of the Chinese mainland will change its view and find that our business activities mentioned above or any other content we offer fall within the definition of “internet audio-visual programs” and thus require us to obtain the License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant products. In addition, we may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to our business. As of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our content to our users through our apps as “online publishing” which refers to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks and requires an Online Publishing Service Permit. If the content offered in our platform is considered as “online publications,” we may be required to obtain an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Online Publishing.” In addition, our current service offerings may be deemed as “online education activities” under the Amended Implementation Rules for the Private Education Law promulgated by the State Council on April 7, 2021, as a result of which we may be required to obtain a Private School Operating Permit. There is no assurance that local authorities of the Chinese mainland will not adopt different enforcement practice, or any government authorities of the Chinese mainland will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the industry in which we operate, which may subject us to additional licensing requirements to continue to operate our online business. As of the date of this annual report, we have not received any notification from government authorities, indicating that we have failed or need to obtain the additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs, Online Publishing Service Permit and Private School Operating Permit, and no fines or other penalties have been imposed on us for failure to do so.

In addition, if future laws and regulations in the Chinese mainland provide that our offline products provided to intellectual development organizations may be subject to review, vetting or any restrictions by government authorities, there can be no assurance that we will pass such review and vetting or comply with such restrictions. If we fail to pass such review and vetting, or are restricted from selling our offline products to intellectual development organizations, we may need to adjust our offline products in compliance with such laws and regulations and incur additional costs, which may adversely harm our business, financial condition and results of operations.

There can be no assurance that, if so required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings, recordation renewals, review and registrations on a timely basis for our products, given the significant amount of discretion the authorities of the Chinese mainland may have in interpreting, implementing and enforcing the rules and regulations, as well as other factors beyond our control and anticipation. If we fail to obtain required permits in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, recordation renewals, review or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our users or other relevant parties.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, or the recognition of our brands is adversely affected by any negative publicity concerning us, our reputation and operating results may be harmed.

We believe that market awareness of our brands among users and customers has contributed significantly to our success. Maintaining and enhancing our brands are critical to our efforts to scale our business and attract and retain users and customers. Our brand’s recognition and awareness flourish through our high-quality and diverse product offerings and organic word-of-mouth referrals. Additionally, we engage in branding efforts such as app store promotion, performance marketing, livestream and e-commerce advertising. These efforts may not always achieve the desired results. If we fail to maintain a strong brand, our business, results of operations and prospects will be materially and adversely affected. In addition, customers may be confused by our various brands for different lines of business, as well as by other brands with similar names/trademarks, if we fail to make our respective brand recognizable and differentiated. If we are unable to maintain and further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity, we may not be able to maintain our competitive position and our business, financial condition and results of operations may be materially and adversely affected.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, other employees, business partners, users, businesses with similar names to ours without our authorization, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but not limited to:

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

In recent years, social media platforms and similar media have become prevalent in China. They allow information to be spread quickly and reach a wide audience. The availability of information on instant messaging applications and social media platforms is virtually immediate without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers and other employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Our launch of new product offerings may not be successful and may expose us to new challenges and more risks.

Although we have been successful in launching apps and other products with different focuses, there is no assurance that we will be able to continue our success in our launch of new product offerings in the future. We expect to expand the demographic coverage of our product offerings to increase user lifetime value. We also intend to venture into the market of children’s entertainment sector, beginning with the acquisition of intellectual property assets related to Cosmicrew. We expect to develop additional offerings and derivatives, including animations and toys in this sector. Our lack of experience with these new product offerings may adversely affect our prospects and our ability to compete with the existing market players in any of these product categories. Moreover, launch of new product offerings and expansion into new markets may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new product offerings. We may also become subject to additional compliance requirements for these new product categories. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

If we are not able to continue to engage, train and retain high-quality content development staff, we may not be able to offer appealing new content or maintain the quality of existing content of our products in a cost-effective way.

As we believe our high-quality original content is crucial to our product-centric business model and our prospects, our content development staff is critical to the popularity of our product offerings and to the experience of our users and customers. We seek to engage high-quality content development staff with strong backgrounds in parenthood industry and innovative capabilities. We need to provide competitive salaries and offer attractive career outlooks to attract and retain them. We must also provide ongoing training to our content development staff to ensure that they stay abreast of the evolving and diversified needs of both individual users and organizations focusing on intellectual development, as well as the latest trends and techniques in animated content production. Furthermore, as we continue to develop new products, we may need to engage additional high-quality content development staff with appropriate skill sets or backgrounds to develop the content effectively. We cannot guarantee that we will be able to effectively engage and train such staff quickly, or at all. Additionally, given the potentially more attractive opportunities for our skilled and experienced content development staff, over time, some of them may choose to leave us. Departure of quality content development staff may reduce the attractiveness of our product offerings and negatively impact our results of operations. Although we have not experienced major difficulties in engaging, training or retaining high-quality content development staff in the past, we may not always be able to do so to keep pace with our growth while maintaining consistent content development quality. A shortage of high-quality content development staff, a decrease in the quality of our existing staff’s performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality content development staff would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to develop and introduce new features to, or upgrade the current features in, our existing products to meet changing user preferences in a timely and cost-effective manner.

To attract users and keep our existing users engaged, we must introduce new product offerings and upgrade our existing products to meet users’ evolving preferences. It is difficult to predict the preferences of a particular user or a specific group of users. Changes and upgrades to our existing products may not be well received by our users, and newly introduced products may not achieve success as expected. Going forward, we may also introduce new products in areas beyond our current business with which we have little or no prior experience, such as animations and toys in the children’s entertainment sector, among others. Such efforts may require us to contribute a substantial amount of additional human capital and financial resources. We cannot assure you that any of such new products will achieve market acceptance or generate sufficient revenues to adequately compensate the costs and expenses incurred in relation to our development and promotion efforts. If we fail to improve our existing products and introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our financial performance and prospects may be adversely affected.

The success and future growth of our business may be affected by user and customer acceptance and market trend of integration of intellectual stimulation and technology.

Our business model features integrating innovative technology closely with intellectual stimulation to make the child-upbringing experience easier for parents and transform intellectual development into a fun journey for children. However, while tech-powered intellectual development has been increasingly accepted in China with the rapid penetration of mobile internet, parents may still have concerns over excessive screen time for young children and the lack of in-person interaction in app-based learning environments. In addition, user demand, preferences and industry standards in this market continue to evolve and may shift in ways that are difficult to predict. The general public, many of whom are our potential users, may not accept the concept of children engaging in intellectual development activities through an app rather than from a real person. They may also have concerns over the effectiveness of our interactive and self-directed apps. As a result of the foregoing, the general public may not choose our products, and may stick with traditional in-person programs. If we fail to address these evolving concerns, convince our users and potential users of the value and the effectiveness of our approach as well as further promote our products, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected.

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

The regulatory and enforcement regime in the Chinese mainland with regard to data security, cybersecurity and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different regulatory bodies in the Chinese mainland, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the CAC, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data security, cybersecurity, privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Cybersecurity, Data Security and Personal Information Protection.” The following are examples of certain regulatory activities in the Chinese mainland in this area:

In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or online platform operators that are engaged in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Moreover, our PRC counsel has consulted the relevant government authority, which confirmed that, under the currently effective laws and regulations of the Chinese mainland, a company already listed in a foreign stock exchange before promulgation of the Revised Cybersecurity Review Measures is not required to apply with the Cybersecurity Review Office for a cybersecurity review. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC, nor have we received any inquiries, notices, warnings, or sanctions from any competent regulatory authorities of the Chinese mainland related to cybersecurity, data security and personal data protection. Based on the foregoing, it is the opinion of our PRC counsel that, as of the date of this annual report, we are not required to apply with the Cybersecurity Review Office for a cybersecurity review. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime is subject to more detailed interpretations by competent government authorities, and the government authorities of the Chinese mainland may have broad discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or be subject to cybersecurity review under the laws and regulations of the Chinese mainland in the future. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations in the Chinese mainland, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations in the Chinese mainland.

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

On October 28, 2025, the Standing Committee of the National People’s Congress adopted the Decision of the Standing Committee of the National People’s Congress on Amending the PRC Cybersecurity Law. The revised PRC Cybersecurity Law came into force on January 1, 2026. The key amendments to the newly revised PRC Cybersecurity Law include: a material increase in the maximum number of fines for violations; the introduction of hierarchical and tiered penalties; the addition of new enforcement measures such as ordering the suspension or shutdown of applications; and the inclusion of regulatory requirements applicable to artificial intelligence for the first time. The revised PRC Cybersecurity Law also further refines provisions related to personal information protection and data security, and aligns with and complements the Personal Information Protection Law and the Data Security Law of the People’s Republic of China.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the Chinese mainland. We cannot predict the impact of the Revised Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether we can complete these additional procedures in a timely fashion or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations or removal of our app from application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing laws and regulations in the Chinese mainland, as well as additional laws and regulations that regulatory bodies in the Chinese mainland may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and any potential non-compliance may subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

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

The performance and reliability of our information technology system are critical to our operations and reputation. Our network infrastructure and our data related to our operations in the Chinese mainland is mainly deployed and maintained, respectively, in physical server rooms operated by third-party service providers in Beijing. For our overseas operation, the network infrastructure and data is deployed and stored, respectively, on overseas cloud servers. Our operations depend on the service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangement with such service providers is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our product offerings. Any interruptions in the accessibility of or deterioration in the quality of access to our system could reduce user satisfaction and result in a reduction in the number of active users, which would reduce the attractiveness of our apps and harm our reputation. As of the date of this annual report, we have not experienced any significant system outage caused by IT issues, but we cannot assure you that such issues will not happen in the future.

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

In addition, we mainly rely on third-party distribution channels for the distribution of our apps to our users and the collection of subscription fees from our users. We also rely on third-party content distribution channels for the distribution of our animated content and derivative offerings. As such, the promotion, distribution and operation of our apps and the promotion and distribution of our contents are subject to the distribution channels’ standard terms and policies, which are subject to the interpretation of, and frequent changes by, these distribution channels. If any major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. We mainly recognize accounts receivable, and occasionally receive prepayments, when we engage third-party distributors to distribute our apps or contents. Therefore, the financial soundness of these third-party distributors may affect our ability to collect accounts receivable. We may face difficulties in settling the accounts receivable or write off the relevant amounts should the operation and liquidity condition of third-party distributors deteriorate, either of which may adversely affect our business, financial condition and results of operations.

We rely on a single app, iHuman Chinese, for a substantial portion of our revenue and any changes in the market and popularity of iHuman Chinese could have a material adverse effect on our business, financial condition and results of operations.

iHuman Chinese, whose launch in 2016 and commercialization in April 2018 antedated most of our other apps, has been our most popular app which accounted for a substantial part of our revenues in 2023, 2024 and 2025, respectively. We expect the revenues from iHuman Chinese to remain a substantial part of our revenues in the near future. Although we commercialized various other tech-powered, intellectual development apps and other product and content offerings since we launched iHuman Chinese, the revenue and profitability associated with these offerings may not outperform those of iHuman Chinese, and our reliance on iHuman Chinese may continue in the near future. If there is any disruption in the popularity of iHuman Chinese, whether as a result of our failure to continue to provide highly effective and engaging content, the launch of other competing apps to the market or otherwise, our business, financial condition and results of operations could be materially and adversely affected.

If we are not able to improve or maintain our sales and marketing efficiency, our business and results of operations may be materially and adversely affected.

Since the inception of our online operations, we have been conducting our sales and marketing activities efficiently. We incurred sales and marketing expenses of RMB199.5 million, RMB221.2 million and RMB181.0 million (US$25.9 million) in 2023, 2024 and 2025, respectively. In line with our product-centric business model, we have mainly relied on word-of-mouth referrals among our users and promotions and recommendations from leading online app stores to expand our user base while we also engaged in advertising campaigns as a supplement to foster the organic growth of our user base. We intend to strategically collaborate with online app stores to enhance app store promotion and user recommendation, and we also plan to strategically strengthen our brand recognition and marketing efforts to supplement organic user growth, such as social media, internet video, e-commerce advertising, livestreaming-based promotional campaigns and recommendation marketing. These sales and marketing activities may not be well received by our target user group and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit experienced marketing staff, or to efficiently train junior marketing staff. In addition, sales and marketing approaches and tools in the market in which we operate are evolving. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and user preferences. Failure to refine our existing sales and marketing approaches or to introduce new sales and marketing approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our operating margins.

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

Furthermore, the licensing agreements of certain content we license have restricted the content from being accessed from outside of the Chinese mainland. Our online apps are accessible globally, and while we use an IP-based location identification system to prevent such content from being accessed overseas, the system may be breached, in which case we may violate the terms of these licensing agreements and be subject to disputes arising from our users’ access to these content from outside of the Chinese mainland.

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

The use of technology based on artificial intelligence presents risks relating to confidentiality, creation of inaccurate and flawed outputs and emerging regulatory risk, any or all of which may adversely affect our business and results of operations.

As with many technological innovations, AI presents great promise but also risks and challenges that could adversely affect our business. Certain of our products incorporate AI-powered features, such as voice recognition, interactive response and adaptive learning functionalities, and we may integrate such features into additional products in the future. We are committed to diverse application scenarios of AI-generated content and expect to integrate the technology further into our products. Generative AI or machine learning models may create incomplete, inaccurate, or otherwise flawed outputs, some of which may appear correct. Because our products are primarily used by children, any such flawed output could raise particular concerns among parents and regulatory authorities regarding the quality, safety and age-appropriateness of our products. Due to these issues, these features could result in adverse consequences to us, including exposure to reputational and competitive harm, customer loss, and legal liability. In addition, the regulatory landscape governing AI-generated content is evolving in the Chinese mainland and other jurisdictions in which our products are accessible, and any future regulatory developments may require us to modify certain AI-powered features of our products or incur additional compliance costs, which could adversely affect our business, financial condition, and results of operations.

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

The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of or investments involving certain technologies and products (or voiced the intention to do so). For instance, on August 9, 2023, the Biden administration released an executive order directing the U.S. Department of the Treasury to create an outbound FDI review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the U.S. Department of the Treasury issued a final rule imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies, or the Outbound Investment Rule. The final rule took effect on January 2, 2025. The Outbound Investment Rule targets investments involving persons and entities associated with “countries of concern,” currently limited to China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) AI systems, with persons from countries of concern engaged in these technologies defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rule, which are defined as “covered transactions,” include acquisition of equity or a contingent equity interest, provision of certain debt financing, conversion of contingent equity interest into equity interest, involvement in greenfield or brownfield investment, entrance into a joint venture, and acquisition of a limited partner interest in non-U.S. pooled investment fund. The Outbound Investment Rule excludes some investments from the scope of “covered transactions,” including those in publicly traded securities listed on a national stock exchange. The Outbound Investment Rule may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. We do not believe we would be defined as “covered foreign person” under the Outbound Investment Rule, because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of “covered foreign person” provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” that involves the acquisition of our equity interests, such U.S. persons may be prohibited from doing so or may need to make a notification, as applicable pursuant to the Outbound Investment Rule. In addition, our ability to raise capital or contingent equity capital from U.S. investors may be limited due to the Outbound Investment Rule and other similar laws, regulations and policies, given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a covered foreign person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of similar regulations. Additionally, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As the policy and its related legislative and regulatory proposals are still relatively new, it is unclear how these policies, and any future policies concerning investments between the U.S. and China, will be interpreted, amended and implemented by U.S. government authorities. The proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. Moreover, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as “Covered Foreign Person.” The COINS Act will not take effect until the Department of Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027, providing Department of Treasury with the opportunity to further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. In the meantime, the existing Outbound Investment Rule will remain in effect. The content of the implementation regulations remain uncertain. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

We had net income of RMB180.9 million, RMB98.6 million and RMB95.4 million (US$13.6 million) in 2023, 2024 and 2025, respectively. We cannot assure you that we will be able to maintain or increase profitability in the future. Our ability to maintain profitability depends primarily on our ability to maintain or improve our operating margin, either by growing our revenues at a rate faster than the increase of our operating expenses, such as our research and development expenses, or by reducing our operating expenses as a percentage of our net revenues, or a combination of both. As we plan to continue to invest in expanding the scope and improving the quality of our product offerings as well as in marketing and branding efforts, there can be no assurance that we will maintain profitability and we may experience losses in the future.

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

In 2020, we adopted a share incentive plan, which we refer to as the 2020 Plan, to provide additional incentives to our employees, directors and consultants, under which options previously granted by the VIE were carried over on a one-for-one basis with identical terms and conditions under the 2020 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 19,684,555, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” In 2023, 2024 and 2025, we recorded share-based compensation expenses of approximately RMB9.4 million, RMB2.8 million and RMB0.7 million (US$0.1 million), respectively. As of March 31, 2026, 13,933,993 options have been granted and are outstanding under the 2020 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

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

The success of our business depends on the consumers’ disposable income and spending on our products, among other things. We derive a majority of our revenues from China. As a result, our revenues and financial results are impacted significantly by the economic conditions in China, as well as the global economic conditions in general. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. For example, since early 2025, the U.S. government has implemented significant changes to U.S. trade policy with China and imposed additional tariffs on imports from China, which has had and may continue to have a material impact on U.S.-China relations and the Chinese and global economy. There remains considerable uncertainties regarding future tariff rates and the trajectory of U.S.-China trade relations. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to maintain an effective system of internal control over financial reporting, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements from prior periods.

Increases in labor costs and enforcement of stricter labor laws and regulations in the Chinese mainland may adversely affect our business and results of operations.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. Our labor costs, including wages and employee benefits, may increase in the future. Unless we are able to offset these increased labor costs by increasing our revenues faster, our profitability and results of operations may be materially and adversely affected.

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

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in the Chinese mainland, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated the labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

If we fail to effectively identify, pursue and consummate strategic investments, acquisitions or partnerships, our ability to grow and to maintain profitability could be impacted.

We have made and may continue to make strategic investments, acquisitions or partnerships, and engage in discussions with possible domestic and international candidates. For example, in February 2024, we acquired intellectual property assets related to Cosmicrew from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, for a total consideration of RMB64.0 million. Investments, acquisitions and partnerships involve uncertainties and risks. Our financial results could be adversely affected by our investment, acquisition or partnership. In addition, we may not be able to identify suitable opportunities for strategic investments, acquisitions or partnerships, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of the acquired businesses and companies. Also, we may be unable to maintain the level of profitability or realize other benefits from such opportunities as expected, if at all. Moreover, the value of our investments may decrease unexpectedly in the future, and we may be unable to recover their costs. There may be particular complexities, regulatory or otherwise, associated with our potential expansion into new markets, and our strategies may not be successful beyond our current markets. If we are unable to effectively address these challenges, our ability to pursue strategic investments, acquisitions or partnerships as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth and profitability.

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

Our business could be adversely affected by epidemics, including COVID-19, avian influenza, SARS, Zika virus, Ebola virus or other diseases. Our business operations could be disrupted if any of our employees are suspected of having contracted any of the foregoing diseases, since it could require our employees to be quarantined or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese or global economy in general.

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

Risks Related to Our Corporate Structure

If the government of the Chinese mainland finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in the Chinese mainland relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services, with a few exceptions, is subject to restrictions under current laws and regulations in the Chinese mainland. Specifically, foreign ownership of an internet information service provider may not exceed 50%.

We are a Cayman Islands company and our subsidiaries in the Chinese mainland are considered foreign-invested enterprises. To ensure compliance with the laws and regulations in the Chinese mainland, we conduct our foreign investment-restricted business in China through Tianjin Hongen, or the VIE, and the VIE’s subsidiaries, which currently hold the value-added telecommunication business license and other licenses necessary for our operation of such restricted business, based on a series of contractual arrangements by and among Hongen Investment, the VIE and its shareholders. These contractual agreements enable us to (i) have the power to direct the activities of the VIE that most significantly impact its economic performance to the extent that we have satisfied the conditions for consolidation of the VIE under U.S. GAAP, (ii) receive substantially all of the economic benefits of the VIE, to the extent that we have satisfied the conditions for consolidation of the VIE under U.S. GAAP, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by laws and regulations of the Chinese mainland. As a result of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and consolidate financial results of the VIE and VIE’s subsidiaries in our financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

As of the date of this annual report, we have completed the filings of educational apps for all of our major products as non-AST apps; furthermore, we have not received any notification from any regulatory authority in the Chinese mainland, indicating that our products are classified as AST products and shall be further regulated by those provisions of the Alleviating Burden Opinion that may affect our ownership structures and contractual arrangements. Therefore, in the opinion of our PRC counsel, Tian Yuan Law Firm, (i) the ownership structures of the VIE and Hongen Investment in China are not in violation of mandatory provisions of applicable laws and regulations in the Chinese mainland currently in effect; and (ii) the contractual arrangements between Hongen Investment, the VIE and its shareholders governed by laws and regulations of the Chinese mainland will not result in any violation of laws or regulations in the Chinese mainland currently in effect.

However, we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in the Chinese mainland primarily through our subsidiaries in the Chinese mainland as well as the VIE with which we have maintained contractual arrangements and VIE’s subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIE in the Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company. If the government of the Chinese mainland deems that our contractual arrangements with the VIE do not comply with regulatory restrictions in the Chinese mainland on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our subsidiaries in the Chinese mainland and the VIE, which contribute to substantially all of our revenues in 2025. Our holding company in the Cayman Islands, the VIE and VIE’s subsidiaries, and investors of our company face uncertainties about potential future actions by the government of the Chinese mainland that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

Based on the opinion of our PRC counsel, although we believe we, our subsidiaries in the Chinese mainland and the VIE comply with current laws and regulations in the Chinese mainland, in all material respects, we cannot assure you that the government of the Chinese mainland would agree that our contractual arrangements comply with licensing, registration or other regulatory requirements in the Chinese mainland, with existing policies or with requirements or policies that may be adopted in the future. The government of the Chinese mainland has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of laws and regulations in the Chinese mainland. If the government of the Chinese mainland determines that we or the VIE does not comply with applicable law, it could revoke the business and operating licenses of the VIE and VIE’s subsidiaries, require the VIE and VIE’s subsidiaries to discontinue or restrict their operations, restrict their right to collect revenues, block their websites, require us to restructure the operations of the VIE and VIE’s subsidiaries, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the business operations of the VIE and VIE’s subsidiaries or on their customers, or take other regulatory or enforcement actions against the VIE structure that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of their business operations, which would in turn have a material adverse effect on our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in the Chinese mainland that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from the VIE, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

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

If we had direct ownership of the VIE in the Chinese mainland, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct activities of the VIE that most significantly impact its economic performance and receive economic benefits from the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of laws and regulations of the Chinese mainland and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the legal system in the Chinese mainland. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under laws and regulations of the Chinese mainland, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under laws and regulations of the Chinese mainland. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by laws and regulations of the Chinese mainland and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with laws and regulations of the Chinese mainland and any disputes would be resolved in accordance with legal procedures in the Chinese mainland. The legal system in the Chinese mainland is rapidly developing. As a result, uncertainties in the legal system in the Chinese mainland could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of the Chinese mainland, could adversely affect us. As the legal system of the Chinese mainland is evolving, laws, regulations and rules in the Chinese mainland may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us.” Meanwhile, there are very few precedents and little formal guidance as to whether contractual arrangements would be judged to form the power to direct activities of the VIE that most significantly impact its economic performance, or how contractual arrangements in the context of a VIE should be interpreted or enforced under laws and regulations of the Chinese mainland. There remain uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under laws and regulations of the Chinese mainland, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts in the Chinese mainland through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIE that most significantly impact its economic performance and receive economic benefits from the VIE, and our ability to conduct our business may be negatively affected.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to an entity or individual in the Chinese mainland we designate, to the extent permitted by laws and regulations of the Chinese mainland. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint Hongen Investment or a person designated by Hongen Investment to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Under applicable laws and regulations in the Chinese mainland, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations in the Chinese mainland, and adjust income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for tax purposes in the Chinese mainland, which could in turn increase its tax liabilities without reducing the tax expenses of our subsidiaries in the Chinese mainland. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. However, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the Chinese mainland and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures for the Access of Foreign Investment (Negative List) jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, and took effect on November 1, 2024. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from the government authorities of the Chinese mainland. If our power to direct activities of the VIE that most significantly impact its economic performance through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have power to direct activities of the VIE that most significantly impact its economic performance may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

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

We may rely on dividends paid by our subsidiaries in the Chinese mainland to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in the Chinese mainland to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our subsidiaries in the Chinese mainland for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our subsidiaries in the Chinese mainland incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

There is no assurance that the government of the Chinese mainland will not promulgate or amend the laws and regulations in the future depending on the facts and circumstances, which may affect the ability of iHuman Inc., its subsidiaries, and the VIE to transfer cash or other assets. To the extent cash or other assets in the business are in the Chinese mainland or an entity of the Chinese mainland, the funds or other assets may not be available to fund operations or for other use outside of the Chinese mainland. See “Item 3. Key Information - Cash Flows through Our Organization.”

Under laws and regulations in the Chinese mainland, wholly foreign-owned enterprises in the Chinese mainland, such as Hongen Investment, may pay dividends only out of their accumulated profits as determined in accordance with accounting standards and regulations in the Chinese mainland. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. Any limitation on the ability of our wholly-owned subsidiaries in the Chinese mainland to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Under the PRC Enterprise Income Tax Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our subsidiaries in the Chinese mainland, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” The Cayman Islands, where iHuman Inc. is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the enterprise of the Chinese mainland distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, iHuman Online Limited, which directly owns our subsidiary in the Chinese mainland, Hongen Investment, is incorporated in Hong Kong. However, if iHuman Online Limited is not considered to qualify for any conditions and requirements under applicable tax circulars, such dividends would be subject to withholding tax at a rate of 10%. If our subsidiaries in the Chinese mainland declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We expect that our revenues will be primarily derived in China and most of our operations will continue to be conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and social conditions in China. China’s economy is unique in many respects, including government regulations, growth rate, control of foreign exchange and allocation of resources. Although the government of the Chinese mainland has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The government of the Chinese mainland also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the economy of China has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in the Chinese mainland could have a material adverse effect on the overall economic growth of China. Such changes could adversely affect our business and operating results, leading to reduction in demand for our products and adversely affect our competitive position.

The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may not have the same effect on us.

Uncertainties with respect to the legal system in the Chinese mainland, including uncertainties regarding the interpretation and enforcement of laws, regulations and policies of the Chinese mainland, could adversely affect us. As the legal system of the Chinese mainland is evolving, laws, regulations and rules in the Chinese mainland may change quickly with little advance notice, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us.

We conduct our business primarily through our subsidiaries in the Chinese mainland and the VIE and VIE’s subsidiaries in the Chinese mainland. Our operations in the Chinese mainland are governed by laws and regulations in the Chinese mainland. Our subsidiaries in the Chinese mainland are subject to laws and regulations applicable to foreign investment in the Chinese mainland. The legal system in the Chinese mainland is a civil law system based on written statutes, where prior court decisions have limited precedential value. The legal system in the Chinese mainland is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

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

Furthermore, the legal system in the Chinese mainland is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

The government of the Chinese mainland has significant oversight over the conduct of our business, and it has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of internet-related businesses and companies.

The government of the Chinese mainland extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We are the primary beneficiary of the VIE only for accounting purposes and we consolidate financial results of the VIE and VIE’s subsidiaries in our financial statements under U.S. GAAP. Such corporate structure may subject us to sanctions, compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.

The evolving regulatory system in the Chinese mainland for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

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

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies in the Chinese mainland relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Significant oversight and discretion by the government of the Chinese mainland over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in the Chinese mainland are governed by laws and regulations in the Chinese mainland. The government of the Chinese mainland has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. The government of the Chinese mainland has recently published new policies that affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares and ADSs. Our ordinary shares and ADSs may decline in value or become worthless as a result. Also, the government of the Chinese mainland has indicated an intent and may promulgate certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in the Chinese mainland-based issuers, such as to ensure national security. In the event that we fail to comply with any legal and regulatory requirements of the Chinese mainland in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless.

The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of the Chinese mainland, and we cannot predict whether we will be able to complete such filing.

On July 6, 2021, the government authorities of the Chinese mainland issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

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

We are not required to complete the filing procedure at the current stage as we had completed the overseas listing prior to the effectiveness of the Trial Measures. However, if we fail to complete the filing procedures or conceal or omit any material fact or falsify any major content in our filing documents for any follow-on offering and certain other activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may have a material and adverse effect on our business operation, financial conditions and business prospect.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in the Chinese mainland and substantially all of our assets are located in the Chinese mainland. Service of court documents on a Cayman Islands company can be effected by serving the documents physically, sending it through the post in a prepaid letter addressed to the company at the company’s registered office, and it may be possible to enforce foreign judgments obtained in a foreign court of competent jurisdiction by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands against a Cayman Islands company, provided that such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final and conclusive; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. In addition, except for Ms. Wendy Hayes who resides within the United States for a significant portion of the time, most of our directors and senior executive officers reside within the Chinese mainland for a significant portion of the time and most of them are PRC nationals as of the date of this annual report. As a result, it may be difficult for you to effect service of process upon or bring an action against us or our management in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and the Chinese mainland may render you unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where our directors and officers are located. You may also be subject to more complex procedures for enforcing judgments of the United States courts obtained against us or our directors or executive officers in the Chinese mainland as compared to procedures for enforcing such judgment in the United States, as the United States and the Chinese mainland do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in the Chinese mainland provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of the Chinese mainland to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the PRC authorities may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the Chinese mainland. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

If we are classified as a resident enterprise of the Chinese mainland for income tax purposes in the Chinese mainland, such classification could result in unfavorable tax consequences to us and our shareholders who are non-residents of the Chinese mainland or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the Chinese mainland with its “de facto management body” within the Chinese mainland is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, as last amended in 2017, which provides certain specific criteria for determining whether the “de facto management body” of an enterprise controlled by resident enterprise of the Chinese mainland that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by enterprises or enterprise groups in the Chinese mainland, not those controlled by individuals of the Chinese mainland or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a resident enterprise or enterprise group of the Chinese mainland will be regarded as a tax resident of the Chinese mainland by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the Chinese mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the Chinese mainland; and (iv) at least 50% of voting board members or senior executives habitually reside in the Chinese mainland.

We believe none of our entities outside of the Chinese mainland is a resident enterprise of the Chinese mainland for tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that iHuman Inc. is a resident enterprise of the Chinese mainland for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a resident enterprise of the Chinese mainland, dividends payable to our shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-resident enterprises of the Chinese mainland or a rate of 20% in the case of non-resident individuals of the Chinese mainland unless a reduced rate is available under an applicable tax treaty. It is unclear whether our shareholders who are non-residents of the Chinese mainland would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a resident enterprise of the Chinese mainland. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in resident enterprises of the Chinese mainland by their holding companies that are non-resident of the Chinese mainland.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets in the Chinese mainland, including a transfer of equity interests in an unlisted non-resident holding company of a resident enterprise of the Chinese mainland, by non-resident enterprises of the Chinese mainland may be re-characterized and treated as a direct transfer of the underlying assets in the Chinese mainland, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of the PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to the PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a resident enterprise of the Chinese mainland. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017, as amended. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-resident enterprises of the Chinese mainland. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to a withholding obligation, and request our subsidiaries in the Chinese mainland to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and such non-resident enterprises should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations in the Chinese mainland that restrict our ability to convert Renminbi into foreign currency.

M&A Rules and certain other regulations in the Chinese mainland establish complex procedures for certain acquisitions of companies in the Chinese mainland by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in the Chinese mainland.

A number of laws and regulations in the Chinese mainland have established procedures and requirements that could make merger and acquisition activities in the Chinese mainland by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include M&A Rules, adopted by six regulatory agencies in the Chinese mainland in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, promulgated in 2011. These laws and regulations impose requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in the Chinese mainland. In addition, the Anti-Monopoly Law requires that the PRC Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with regulations in the Chinese mainland regarding the registration requirements for employee stock incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the subsidiaries in the Chinese mainland of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options have been subject to these regulations since our company became an overseas-listed company upon the completion of our initial public offering in 2020. Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries in the Chinese mainland and limit the ability of our subsidiaries of the Chinese mainland to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under laws and regulations of the Chinese mainland. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Stock Incentive Plans.”

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to the PRC individual income tax. Our subsidiaries in the Chinese mainland have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other government authorities of the Chinese mainland. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Foreign Exchange—Regulations Related to Stock Incentive Plans.”

Regulations in the Chinese mainland relating to offshore investment activities by residents of the Chinese mainland may limit the ability of our subsidiaries of the Chinese mainland to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are residents of the Chinese mainland to liability and penalties under laws and regulations of the Chinese mainland.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires residents of the Chinese mainland (including individuals and corporate entities in the Chinese mainland as well as foreign individuals that are deemed as residents of the Chinese mainland for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such legally owned assets or equity interests in domestic enterprises or offshore assets or interests held by residents or entities of the Chinese mainland. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of an individual shareholder of the Chinese mainland, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 and SAFE Circular 13 are applicable to our shareholders who are residents of the Chinese mainland and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are residents of the Chinese mainland or entities do not complete their registration with the local SAFE branches, our subsidiaries in the Chinese mainland may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our subsidiaries in the Chinese mainland.

We have notified all individuals or entities of the Chinese mainland who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being residents of the Chinese mainland to complete the foreign exchange registrations. However, we may not be informed of the identities of all the residents or entities of the Chinese mainland holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are residents or entities of the Chinese mainland have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our subsidiaries in the Chinese mainland, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit the ability of our subsidiaries of the Chinese mainland to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Regulation in the Chinese mainland of loans to and direct investment in entities in the Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our subsidiaries in the Chinese mainland and the VIE in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in the Chinese mainland through our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries. We may make loans to our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries subject to the approval from or registration with government authorities and limitation on amount, or we may make additional capital contributions to our subsidiaries in the Chinese mainland. Any loans to our wholly owned subsidiaries in the Chinese mainland, which are treated as foreign-invested enterprises under laws and regulations of the Chinese mainland, are subject to applicable foreign exchange loan registration requirements. In addition, a foreign invested enterprise is required to use its capital pursuant to the principle of authenticity and for its own use within its business scope. The capital of a foreign invested enterprise may not be used: (i) directly or indirectly for payments beyond the business scope of the foreign invested enterprise or for payments prohibited under relevant laws and regulations; (ii) directly or indirectly for investment in securities, unless otherwise permitted under relevant laws and regulations; (iii) for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the foreign invested enterprise; or (iv) for the payment of expenses related to the construction or purchase of real estate that is not for its own use (except for real estate enterprises). Due to the restrictions imposed on loans in foreign currencies extended to domestic companies in the Chinese mainland, we are not likely to make such loans to the VIE, which is a domestic company in the Chinese mainland. Further, we are not likely to finance the activities of the VIE by means of capital contributions due to regulatory restrictions relating to foreign investment in domestic enterprises in the Chinese mainland engaged in internet information and certain other businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our subsidiaries in the Chinese mainland, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and is not within the negative list on foreign investment. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, it is unclear how SAFE and other government authorities as well as competent banks will carry SAFE Circular 28 and Circular 330 out in practice.

In light of the various requirements imposed by regulations in the Chinese mainland on loans to and direct investment in entities in the Chinese mainland by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our subsidiaries in the Chinese mainland or the VIE or future capital contributions by us to our subsidiaries in the Chinese mainland. As a result, uncertainties exist as to our ability to provide prompt financial support to our subsidiaries in the Chinese mainland or the VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our operations in the Chinese mainland may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The government of the Chinese mainland imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our subsidiaries in the Chinese mainland to fund any cash and financing requirements we may have. Under existing foreign exchange regulations in the Chinese mainland, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in the Chinese mainland may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our subsidiaries in the Chinese mainland and the VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the capital outflows of China, the government of the Chinese mainland has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the PRC authorities. The government of the Chinese mainland may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in the Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal years ended December 31, 2022 and December 31, 2023, and do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

We face uncertainties and risks associated with international operations, including unfavorable regulatory, political, tax, exchange and labor conditions, which could adversely affect our business, financial condition and results of operations.

We have expanded our online apps and animated content to global market that are subject to the legal, political, regulatory and social requirements and economic conditions in various jurisdictions. However, we have limited overseas experience to market and operate our products and offerings and such expansion would require us to make significant expenditures, including the hiring of or partnering with local content and marketing team. We are subject to a number of uncertainties and risks associated with international business activities that may increase our costs, impact our ability to attract users, subscribers or audiences and require significant management attention. These uncertainties and risks include but are not limit to:

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

As of March 31, 2026, Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, beneficially owns 144,000,000 Class B ordinary shares, representing 92.8% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Mr. Michael Yufeng Chi has considerable influence over matters requiring shareholders’ approval, such as appointing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

In December 2021, our board of directors authorized a share repurchase plan, under which we may repurchase up to US$10 million of our ordinary shares over the next 12 months. The share repurchase plan was publicly announced on December 21, 2021. Our board of directors authorized a 12-month extension of the share repurchase plan in each of December 2022, December 2023, December 2024, and December 2025, extending the plan until December 31, 2026. Pursuant to the extended share repurchase plan, the proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. Our board of directors will continue to review the extended share repurchase plan periodically and may authorize adjustments to its terms and size. We expect to continue to fund the repurchases under the extended share repurchase plan with our existing cash balance. From December 21, 2021, the date on which the share purchase plan was publicly announced, to March 31, 2026, we spent US$6,221,306 to repurchase ADSs at a weighted average price of US$2.44 per ADS. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our securities. Furthermore, share repurchases could diminish our cash reserves.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act regulating the liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2025, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Our principal executive offices are located at Tower 306, No. 86 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China. Our telephone number at this address is +86 10 5780 6606. Our registered office in the Cayman Islands is located at the Office of Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, KY1 1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.ihuman.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines nearly three decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, we empower parents with tools to make the child-upbringing experience more efficient. Our unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. With innovative and high-quality products targeting both individual users and organizations, we have built several trusted and well-recognized brands, as well as a massive and loyal user base throughout China and overseas. Our apps have attracted a user base of 24.98 million average total MAUs in 2025.

Our comprehensive suite of innovative and high-quality products includes interactive and self-directed apps, offline products and others as well as animated content and derivative offerings.

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

●	iHuman. We offer the iHuman branded apps mainly targeting users based in China. Currently, we have expanded our app coverage of the iHuman series in many fields of intellectual development, including iHuman Chinese (“洪恩识字”), iHuman English (“洪恩英语”), iHuman Pinyin (“洪恩拼音”), iHuman Math (“洪恩数学”), iHuman Books (“洪恩双语绘本”), iHuman Stories (“洪恩动画故事”), iHuman Chinese Classics (“洪恩国学”), iHumanpedia (“洪恩十万问”), iHuman Kids Workout (“洪恩爱运动”), iHuman Coding (“洪恩启蒙编程”), iHuman Fun Idioms (“洪恩成语”), iHuman Little Artists (“洪恩小画家”), iHuman Readers (“洪恩分级阅读”), iHuman Writing (“洪恩写字”), iHuman Fantastic Friends (“洪恩超能英语”), iHuman AI Coding (“洪恩编程”), and FreeTalk (“AI口语外教”). We offer these apps on Apple, Android and other app stores and we partner with major distribution channels, such as smart tablets, smart TVs and smart speakers, to promote our flagship products. Meanwhile, we also list our most popular Chinese-focused apps globally, such as iHuman Chinese and iHuman Pinyin, catering specifically to the needs of overseas families with an aim of arousing their children’s interest in understanding more about the Chinese language and culture.
●	bekids. We officially unveiled our international-facing brand bekids in 2022. The bekids series apps are designed to promote the well-rounded development of children through STEAM, language and arts categories and to foster creativity, language and logic thinking for preschoolers and toddlers through a fun digital wonderland. Currently, we offer bekids Coding, bekids Coloring, bekids Reading, bekids Puzzle, bekids Academy, bekids library, and Gogo series on app stores globally. Leveraging our competitive advantage and success of the iHuman brand, we expect to expand our global presence with the bekids brand, which not only retains the high-quality content and interactive and entertaining features of the iHuman apps, but also adapts to the diversified child-upbringing norms and children behaviors in the countries where we operate. In the second half of 2025, we further expanded the bekids brand with the launch of Reading Stars, developed in collaboration with Cricket Media, a highly respected U.S. children’s brand with over 50 years of experience and strong ties to schools, libraries, and households nationwide in the U.S. Reading Stars is an intuitive app that retains the intellectual depth of traditional reading while offering interactive activities, motivating reward mechanics, and personalized learning pathways to create a richer, more engaging experience for young readers.
●	Aha World. To supplement the all-around development journey provided by the iHuman and bekids brands, we have further launched the Aha World brand, which is designed to provide overseas users with an entertaining and intellectually stimulating digital experience. We design our product offerings under the Aha World brand to allow kids to explore freely in a captivating virtual world and inspire creativity. Currently, we offer Aha World and Aha Makeover under the brand.

In addition, we offer offline products and others that encompass content for intellectual development in physical format, as well as smart devices that augment the effectiveness of our materials. Our offline product offerings include iHuman AI Pal, our first plush AI companion inspired by our beloved Cosmicrew characters, and the iHuman AI Bilingual Early Learning Tablet, our AI-powered smart learning tablet that delivers a bilingual Chinese-English content library tailored for children. Our intellectually stimulating materials serve both individual users and organizations, covering a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Our smart devices, designed to be used in tandem, further drive the effectiveness of our intellectually stimulating materials. In order to make the most out of our online and offline product development capabilities and premium content to achieve sustainable business growth in the future, we have been and will continue promoting the comprehensive integration of our online and offline products. For example, we have been transforming our traditional offline products into an integrated suite which comprises diversified contents in both online and offline formats.

In February 2024, we acquired intellectual property assets related to Cosmicrew, a popular 3D comedic adventure animation series, including copyrights and trademarks, among others. Prior to the acquisition, we had already integrated certain intellectual property of Cosmicrew into some of our products. The light-hearted and delightful nature of this animation seamlessly complements our overall product style and aesthetics. With greater autonomy over the intellectual property, we can further integrate it into our product offerings and develop additional intellectual property offerings and derivatives, including animations, toys and more. For example, we released Rainbow Crew, the spin-off series of Cosmicrew, attracting young and diverse audiences with varied preferences.

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

●	iHuman Kids Workout. Launched in 2021, iHuman Kids Workout is an AI-powered fitness app specially designed for children to exercise at home. We deploy real-time human motion detection and fast image cropping technology which tracks and analyzes users’ body movements and provides real-time feedback.
●	iHuman Little Artists. Launched in 2022, iHuman Little Artists utilizes deep learning technology to bring kids’ artwork to life by turning it into an animation, and allows kids to interact with their on-screen creations, dragging and dropping them into different scenarios and creating unique stories. The AI-powered content generation technology behind iHuman Little Artists was registered with the CAC as a deep synthesis service algorithm in 2023.
●	iHuman Math. In 2024, within iHuman Math, we introduced a new AI-powered feature named “Challenge” that focuses on number literacy, which dynamically adapts the difficulty of questions to users’ level, ensuring that young learners remain appropriately challenged.
●	FreeTalk. Launched in late 2025, FreeTalk is an AI-native product that facilitates English oral language teaching through digital human interaction with users. Its features include personalized course generation, digital human instruction, and real-time AI conversation. FreeTalk applies multiple AI technologies including AI agent, digital human, speech recognition, and speech synthesis.

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

iHuman

iHuman Chinese

We launched our first app, iHuman Chinese, in December 2016. iHuman Chinese utilizes a combination of interactive activities with Chinese language and literature to help children recognize, comprehend and master basic Chinese characters. iHuman Chinese has been one of our most popular apps. In 2025, according to Appfigures, iHuman Chinese ranked No.1 in the top-grossing chart in the kids category of the China Apple App Store for the entire year among iPad users, and for 283 days among iPhone users.

iHuman Chinese has a comprehensive library of basic Chinese characters. Our experts in parenthood industry infuse our content with early language mastering methods to maximize children’s level of apprehension. The characters are categorized by level of difficulty into three levels on our app to allow children to progress smoothly. We provide a systematic reinforcement cycle for each character. To stimulate a lasting memory, for every group of new characters, we offer a set of review activities and provide original stories that incorporate these characters in context for children to read. The entire cycle of character recognition, comprehension and memorization is driven by interactive sessions and scenario-based activities. Parents can track their children’s progress in a child lock protected section of the app. In 2023, we introduced a new module named “Chinese Characters in Daily Life.” By integrating Chinese characters into everyday life scenarios and weaving them into intriguing short stories that resonate with children, the module strengthens children’s familiarity and proficiency with Chinese characters in a fun and meaningful way. In 2025, we introduced several new features to iHuman Chinese. We added a photo recognition function covering most daily-use Chinese characters, which allows children to take a picture of an unfamiliar character and view its meaning, related words, example sentences and cultural context. We also launched a speaking feature that uses voice analysis to provide real-time feedback on pronunciation. In addition, we expanded the content library to 1,800 Chinese characters.

Through its unique interactive features and high-quality content, iHuman Chinese inspires children’s intellectual curiosity and drives their engagement, thereby enabling children to develop their cognitive abilities in a self-directed, fun and immersive manner on our app.

iHuman English

iHuman English combines original kids content from BBC Studios with iHuman’s multimodal interactive technology and its progressive neural activation approach, creating a seamless learning cycle of input, internalization and output. This integrated framework helps children build a well-rounded foundation in listening, speaking, and reading in an engaging and enjoyable way. The product also features innovative, scenario-based interactive content that immerses children in a natural English environment. Its curriculum is designed with a clear and progressive structure, guiding children from letter recognition and vocabulary building to confident speaking and fluent reading. The app has been recognized by more than 60 million users and has been featured on the Apple App Store for multiple consecutive years.

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

iHuman Math

iHuman Math applies a variety of immersive and stimulating methods to cultivate and enhance children’s interest through interactive animation sessions with entertainment features to stimulate children’s intellectual curiosity, and to develop their imaginative and logical reasoning capabilities.

We have experienced experts in the parenthood and intellectual development industries, developing various comprehensive sessions with different levels. Children may choose to follow a systematic path of experience, including play, watch, puzzle, use and review. In 2024, we have introduced new features and themes within iHuman Math, including Challenge, a new AI-powered feature that focuses on number literacy, Sudoku, which introduces children to Sudoku rules and mathematical concepts through short, animated stories and interactive challenges, and Thinking Logic, which engages children with a detective story series designed to sharpen judgment, analytical thinking, and problem-solving abilities. In 2025, we introduced a new module within iHuman Math, which is focused on applied problem-solving, using short, animated sessions to help children apply math concepts to real-life scenarios.

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

iHumanpedia

iHumanpedia is a self-directed, intellectual development app that aims to facilitate children’s understanding of the fundamentals of science. Based on children’s cognitive ability, iHumanpedia carefully selects over a hundred science topics that are closely related to children’s life and groups them into different themes, including “science in life,” “natural phenomena,” “human body,” “wonderful animals,” “safety awareness,” and it tailor-makes children’s favorite modules, such as Dinosaur, Universe, Insect, Amazing Science, Earth Treasure Hunt and Animal Architects, among others. iHumanpedia provides children with diversified resources, including interesting science videos, captivating encyclopedia animation, scenario simulations and virtual experiments, aiming to explain scientific principles in an easy way and inspire children’s curiosity in science. We have been continually expanding the content of this app by adding a growing series of topics. For example, in 2023, we hosted popular science competitions that encouraged participants to create science-themed short-form videos, among which the most outstanding entries would be featured on iHumanpedia.

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

iHuman Readers

iHuman Readers is a comprehensive leveled English reading app. It features an adaptive assessment module developed in collaboration with Oxford University Press, and includes a curated collection of graded readers licensed from Oxford University Press. The app evaluates readers based on their English reading abilities and interests, then provides a customized reading plan to help them become confident readers.

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

iHuman AI Coding

iHuman AI Coding is developed and designed by our stellar team led by graduates from Tsinghua University. It is designed to foster a scientific mindset and digital literacy for children by blending curated content with innovative, exploratory, interactive, and immersive activities. With a structured, proven curriculum benchmarked against accredited proficiency exams, the program aims to transform kids from coding novices to proficient problem solvers prepared for a digitalized future.

By embracing transformative technologies such as AIGC, we became one of the first companies in China to develop and launch a proprietary large language model (LLM), a breakthrough that now powers a comprehensive range of our offerings and elevates our user experience to new heights. Leveraging our LLM, we have transformed a traditional coding course into a highly engaging learning experience that provides guidance and support. Additionally, we have introduced an innovative learning framework that combines challenge-based exploration, project-driven creativity, and immersive robotics sessions. Our robotics session features a 3D interactive blueprint that enables users to visualize each step of the build, making it possible to assemble intricate robots online. Our proprietary high-intelligence controller and custom code editor further enhance the experience, allowing children to program more sophisticated and intelligent robot behaviors. Together, these innovations create a coding experience that not only inspires and engages users, but also delivers tangible outcomes.

FreeTalk

FreeTalk is an English oral language learning app launched in late 2025. Designed for English learners of varying proficiency levels, FreeTalk leverages multiple AI technologies, including AI agent, digital human, speech recognition and speech synthesis, to deliver a personalized and immersive English learning experience. The app features realistic AI-powered digital human tutors, enabling users to practice English in a low-pressure, conversational environment. FreeTalk employs the classic “engage-study-activate” pedagogical framework, guiding users through systematic knowledge instruction, skill reinforcement and real-world conversational exercises. Embedding vocabulary, grammar and functional structure learning into oral practice scenarios, FreeTalk enables users to build speaking proficiency in a contextualized and efficient manner. The app also offers personalized course generation tailored to each user’s individual learning needs, along with a rich library of learning resources and tools to support sustained and systematic study. FreeTalk represents our continued efforts to harness AI technologies to create engaging and effective educational experiences.

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

bekids Coloring

bekids Coloring is designed to be the ultimate drawing and coloring app that inspires children’s artistic creativity and develops their visual literacy via fun and interactive drawing activities, transforming scribblers into creators of masterpieces. We offer a broad range of themes to paint—kids not only color their favorites like chickens, fast cars, alien spaceships, yummy food and many more, but also paint masterpiece-inspired themes to re-imagine the famous works. We equip our young artists on bekids Coloring with a variety of virtual tools like pencils, brushes, paint and shimmer markers at their disposal, enabling them to unleash their creativity on a blank canvas. After kids finish painting, a simple touch on the screen brings kids’ artwork to life vividly—chickens hop, comets roar and dinosaurs dance.

bekids Coloring has received two prestigious awards from the “Mom’s Choice Awards” and “Parent Tested Parent Approved,” two of North America’s best-recognized and most influential family product awards organizations.

bekids Reading

bekids Reading is a reading app for children of all ages. Each digital book utilizes exciting interactive contents to help cultivate language skills such as pronunciation, spelling and word recognition. bekids Reading provides kids with engaging stories that match their reading skills at different reading levels, gradually turning them into motivated readers. bekids Reading aims to transform reluctant readers into eager bookworms by utilizing pre-reading activities that allow kids to play with the in-app characters. After reading, a variety of quizzes, word missions and puzzles also help promote kids’ reading comprehension, enhance word recognition and build phonological awareness. In 2023, bekids Reading received the w3 Gold Awards, one of the most prestigious honors in digital design, marketing, media and technology that recognizes the industry’s best across user experiences, content and creativity.

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

bekids Library

bekids library is the adapted version of iHuman Readers, now available in Hongkong, Macau and Taiwan. It offers a curated collection of more than 1,300 graded readers from Oxford University Press and caters to different proficiency levels and interests. Every book within bekids library is fully illustrated, delightfully narrated, and ready to read with a single tap. Kids can access the Oxford Primary English Reading Assessments—a fun and quick reading quiz—to evaluate their English reading level. The assessment results are used to generate a personalized reading plan, providing a tailored reading experience that adapts to different levels.

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

Reading Stars

In the second half of 2025, we jointly launched Reading Stars under the bekids brand in collaboration with Cricket Media, a leading U.S. children’s content brand with over 50 years of experience and strong ties to schools, libraries, and households nationwide in the U.S.

Reading Stars is an app that draws on Cricket Media’s vast, age-appropriate, multi-disciplinary content — spanning STEM, humanities, and literature — and our expertise in content digitization and interactive learning design. It offers young readers an experience that retains the intellectual depth of traditional reading while incorporating interactive features through a combination of guided engagement and personalized adaptive learning.

The launch of Reading Stars also deepens our presence in the U.S. education and consumer markets and provides a platform for building distribution channels and diversifying our localized product offerings.

Aha World

Aha World

Aha World is an open-ended interactive app that nurtures children’s desires for discovery. As a new product developed specifically for international markets, Aha World aims to inspire creativity and imagination by offering kids a highly immersive digital experience with comprehensive themes and captivating features. The only limit to what kids can do on Aha World is their imagination. For example, kids can wander with dinosaurs, unearth buried mysterious treasure, conduct experiments in a laboratory and experience ice fishing in Dino Land, Ocean World and Winter Land. In 2023, we expanded Aha World with four more highly engaging modules, My World, City, Town and Magic Land. Designed to further unleash children’s creativity, these modules offer children a wide array of elements with which they can use their imagination to custom-design scenes from daily life in the virtual world. The open-ended creative experience offered by these modules received an enthusiastic reception from our young audience. In 2024, Aha World received several updates, adding even more fun and adventure to its ever-expanding fantasy world. Children can now explore the Love Animal Shelter, where they can adopt, wash, and care for adorable virtual pets and enjoy an immersive and joyful pet ownership experience. For those captivated by the mystical, we introduced themes like Magic School and Magic Street, which take children on enchanting adventures and introduce magical shops filled with delightful surprises. Aha World also expanded with the Fairytale Land theme, launching content such as the Princess Castle, Unicorn, Enchanted Forest, and Easter Eggs. In 2025, Aha World focused on expanding user-preferred lifestyle content, such as hotels, vacation homes, modern mansions, and farms, while also exploring new mini-games, including pizza making and detective mystery solving. Aha World allows young players to choose from endless number of interactive items, characters and settings, personalize their voice and expressions and create their own world and storylines at their disposal. We aim to boost kids’ creativity under the only rule—there is no rule in Aha World.

Aha World has experienced significant growth in user base since its launch. Its accounts across social platforms collectively attracted approximately 1 billion views in 2025 and had a total of more than 2.3 million followers at the end of 2025. It has also earned YouTube’s Silver Creator Awards, manifesting its popularity on the platform.

Aha Makeover

Aha Makeover is a customizable, DIY-fashion design app that offers young children a dynamic platform to unlock their creativity through personalized virtual styling experiences. Kids can choose from a diverse array of avatars, personalize their hairstyles, decorate their avatar with different accessories, and experiment with an extensive wardrobe for various occasions. Our cutting-edge AR technology then seamlessly integrates virtual and physical elements, offering kids an interactive experience where their creations come to life. In 2025, we launched a major upgrade to Aha Makeover, expanding it from a styling-focused app into a story-driven experience with missions, a tiered rewards system, and a world map with themed zones. The update features five new original characters that users can interact with through activities such as hairstyling, makeup, outfit coordination, and room customization, which unlock rewards and advance the storyline.

Our Offline Products

We develop intellectually stimulating materials, including books, interactive materials and smart devices for children. Our offline content and smart devices serve both organizations that seek quality intellectual development resources and families who wish to enjoy a more efficient and less burdensome child-upbringing experience.

For organizations, we have developed our proprietary contents and solutions to effectively improve the comprehensive mental and physical aptitudes of children, leveraging experience from experts in parenthood industry and our deep understanding of intellectual development sector. The tailor-made materials are designed to guide children to act, explore and play through a variety of intellectually stimulating activities. The materials lay a solid foundation for children, covering STEAM, speaking proficiency, critical thinking, reading comprehension, painting, music, physical exercise and creativity, as well as fostering children’s natural interest in traditional Chinese culture in a fun way. We develop substantially all of our materials in-house and have experienced experts dedicated to designing, evaluating and regularly updating our materials for each area. We currently support close to 10,000 kindergartens and organizations across China. In 2024, we opened an experience center in Zhongshan, Guangdong Province, which combines education, entertainment, hands-on experience, and other features. Designed as a one-stop demonstration hub for institutional customers and vendors, the center is organized into six key areas—core content, specialty content, extended services, a multi-functional hall, indoor play spaces, and outdoor activity zones—showcasing our interactive products and innovative approach to supporting early childhood development in an institutional setting. This hands-on experience enables organizations to gain a deeper understanding of how our offerings can seamlessly integrate into their educational environments. We subsequently opened a second experience center in Wuhan, Hubei Province in 2025, expanding our demonstration capabilities to additional regions.

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

In 2025, we expanded our smart device portfolio with the launch of iHuman All-Subject Master, a budget-friendly device designed to help young children build foundational skills. With a built-in screen, tactile input, and voice interaction, the device delivers a multi-sensory experience that encourages children’s independent engagement and supports the development of core language, numeracy, and critical thinking skills in a natural and enjoyable way. In the same year, we have incorporated large language model technology into our smart device offerings. For example, we launched iHuman AI Pal, a plush AI companion inspired by our Cosmicrew characters. Designed as a screen-free toy powered by large language model technology, iHuman AI Pal provides an adaptive English and Chinese learning environment through natural conversation during play. Children can engage in dialogue, explore diverse topics, and practice language skills in both languages. A connected mini program for parents tracks the children’s progress, provides personalized insights, and captures memorable moments from their interactions. In the 4th quarter of 2025, we also expanded our smart device portfolio with iHuman AI Bilingual Early Learning Tablet. This device offers families a secure, one-stop learning solution that integrates our comprehensive content ecosystem of stories, animations, songs, and interactive activities. In addition, the tablet features certified eye-protection capabilities and a child-friendly form factor, promoting healthy usage habits while fostering a genuine love of learning.

We have been and will continue promoting the comprehensive integration of our online and offline products as we have been transforming some of our traditional offline products into an integrated suite which comprises diversified contents in both online and offline formats. For example, some of our previous paper-based materials have been upgraded to interactive online courses equipped with paper brochures and learning kits.

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

We further broadened our product lineup with the launch of a new animated series, Rainbow Crew, in October 2024. Rainbow Crew is a spinoff of the Cosmicrew series. In the series, courageous animal characters, led by Rainbow the rabbit, combat dark energy that affects the emotions of Earthlings. The storyline combines magical battles with themes of teamwork and emotional resilience. The series swiftly gained traction following its release, topping the charts for children’s shows on leading streaming platforms, including Tencent Video, iQIYI, and Youku. Following the success of its first season, we launched the second season of Rainbow Crew in October 2025, adding new depth and creativity to our expanding content library. Since its premiere, the series has consistently ranked among the top children’s programs across major streaming platforms. We are committed to producing new animation offerings to deepen engagement with our growing audience base.

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

Our management reviews average total MAUs as a key performance indicator periodically to evaluate our business performance. We believe an active, massive and loyal user base is critical to growing our revenues derived from subscriptions and sales of digital content. As such, we use average total MAUs as a key indicator of the size of our active user base, because it helps our management and investors understand how much our users like our offerings and evaluate our user stickiness. We also use average total MAUs to formulate our business strategies, especially as to how we can attract more users efficiently and refine our online offerings. Additionally, we track the fluctuations in average total MAUs to fine-tune our R&D strategies and bolster our R&D capabilities. We calculate average total MAUs for a specified period by taking the monthly average of the sum of our total MAUs during that period. The number of our average total MAUs grew from 23.04 million in 2023 to 26.47 million in 2024, and remained robust at 24.98 million in 2025 as we continue to optimize user engagement and expand our product offerings. Going forward, we intend to continually enhance user experience, user satisfaction and user engagement across our products. We also intend to continue diversifying our product and content portfolio and refining and upgrading our existing offerings.

Our Customers for Offline Products

We primarily target organizations seeking high quality intellectual development resources for children, as well as families who wish to enjoy a more efficient and less burdensome child-upbringing experience. Based on information provided by our third-party distribution partners and our internal data, as of December 31, 2025, we have sold our offline products to organizations covering almost all provinces or municipalities in China, covering over 380 cities in total. In order to make the most out of our online and offline product development capabilities and premium content to achieve sustainable business growth in the future, we have been and will continue promoting the comprehensive integration of our online and offline products. For example, we have been transforming some of our traditional offline products into an integrated suite which comprises diversified content in both online and offline formats.

Our Audience for Animated Content

Our core animation series, Cosmicrew, is popular among its large audience base and is available to broad young audience through a number of mainstream online video platforms, nationwide and provincial TV channels, as well as cinema chains for animation movies. We have also developed additional content offerings and derivative products based on Cosmicrew, including animations, toys and more to broaden and diversify our audience or customer base. For example, we released Rainbow Crew, the spin-off series of Cosmicrew, attracting young and diverse audiences with varied preferences. We intend to continue introducing more offerings derived from our animated content.

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

We have a dedicated content development team which consists of experienced experts with deep understanding in child psychology and expertise in intellectual development, entertainment designers, artwork and graphics personnel, product managers, and technology development personnel.

Studio Model

Our content development personnel are organized into a variety of studios, each of which functions as a creative hub. Furthermore, we also selectively collaborate with leading global content providers to jointly develop intellectually stimulating materials to further enhance our content origination capabilities.

Composition of Studio

Each studio is staffed with dedicated teams of designers and professionals.

●	Develop and update high-quality content. Our experts build their industry insights and experience into solid content that fosters children’s intellectual development. To ensure we stay abreast of the latest industry trends, our experts review and update our content on a regular basis.
●	Innovative fun and intellectually stimulating features. Leveraging our advanced technologies, our designers create interactive activities with fun and intellectually stimulating features on our apps, thereby infusing the children’s intellectual development experience with a balanced mixture of fun and cultivation of skills. Our designers continually develop new and refine existing features based on feedback from users, user retention rate of products, and our big data analysis to drive user engagement.
●	Design artwork. Our artwork and graphics personnel focus on creating the lay-out and artwork of our offline materials and the illustrations on our apps.
●	Effective product development. Our product managers are responsible for streamlining the content development process from product development and marketing perspectives.
●	Technology development. Our technology development personnel are responsible for building and maintaining the technical infrastructure that supports our content delivery, implementing interactive features designed by our content teams, and ensuring the smooth operation and continued optimization of our apps and smart devices across platforms.
Technology and Infrastructure

Our strong technological capabilities enable us to deliver a superior intellectual development experience and improve operational efficiency.

Intellectual Development Technologies

Our intellectual development technologies have enabled us to offer an interactive and immersive experience to children. Our fun and intellectually stimulating features in our tech-powered, smart digital apps are meticulously designed and imbued with expertise in children psychology, cognitive capabilities and memorization curves to deliver a balanced mixture of fun and intellectual stimulation to children. We have developed our proprietary shader system, which employs next generation physically based rendering techniques customized to optimize content design in online apps.

Artificial Intelligence

We have applied various AI and machine learning technologies in our smart digital apps to help foster children’s development through engaging and educational experiences.

Large Language Models and Deep Synthesis Algorithms. We have independently developed an AI text generation technology, which applies to dialogue scenarios and can generate answers based on inputs of texts or images. The technology was recognized by the CAC as deep synthesis service algorithm in 2023, positioning us as one of the pioneers in China to engage AI deep synthesis technologies in business activities.

Digital Human & Animation. We have independently developed a digital human engine that uses audio-to-mesh technology to synchronize speech input with a digital human’s facial movements, expressions and gestures. This technology analyzes speech rhythm features and maps them to the digital human’s facial and body movements to facilitate interactive user experiences. We have also deployed this model on-device, which we believe provides cost efficiencies.

Speech Intelligence. Using deep neural network technology, we have developed proprietary intelligent speech evaluation and emotional text-to-speech technologies specifically designed for children. We have optimized our acoustic model to account for children’s environment, enabling it to maintain a high degree of robustness in environments with complex background noise. Our text-to-speech technology supports multiple voice profiles and emotional modulation, and is designed to deliver a natural conversational experience. Our speech synthesis algorithm was registered with the CAC in 2024.

Computer Vision. We have developed computer vision capabilities across several areas. Using pose estimation algorithms, we can track and analyze the status, trajectory and angles of users’ body movements and provide real-time feedback. We also use image segmentation technology to separate a user’s image from the background and place it into a virtual interactive setting, enabling real-time interaction on mobile devices. In addition, using key point recognition and mesh deformation technology, we can automatically convert children’s hand-drawn artwork into animated content.

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

Big Data

We can access the large volume user behavioral data accumulated on our apps and obtain feedback from parents. All such data are important to keep us informed of the market’s evolving needs. We have built strong data analytics capabilities using algorithms, models and data analytics tools to analyze such data. Leveraging our big data analytics technologies, we effectively upgrade our products and improve our intelligent content recommendation for our users, thereby enhancing user experience.

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

Branding, Marketing and Sales

We have focused on delivering superior quality tech-powered, intellectual development products for children and parents since our inception. This has allowed us to build a long-lasting brand recognition among families and organizations throughout China and globally, which generates significant organic traffic through word-of-mouth referrals. In 2024, we were recognized as Best Partner by Lenovo Tianxi Partner Conference (“联想天禧生态伙伴大会LTPC最佳合作伙伴”). In addition, our products were also recognized by the market and won numerous awards. For example, iHuman Pinyin won 2024 vivo App Store Aurora App of the Year (“2024 vivo应用商店年度极光应用”); and iHuman English won MoonFox of Aurora Mobile 2024 Outstanding App of the Year (“极光月狐：2024年度卓越先锋应用”). Four of our apps, namely, iHuman Chinese, iHuman Pinyin, iHuman English and iHuman Math, won 2024 Most Popular Children’s App of the Year by BBK (“步步高2024年度最受儿童喜爱奖”). We also received the award of Ewin: 2024 BOE Learning Tablet “Tong Ping Xing Guang” (“艺云：2024年度京东方学习平板 ‘童屏星光’”). In 2023, we were recognized as the representative enterprise for Children’s Enlightenment and Growth Q&A Robot Based on Large Models (“基于大模型的儿童启蒙成长问答机器人”) and selected into the Beijing General Artificial Intelligence Large Model Industry Application Classic Scenario Cases (“北京市通用人工智能大模型行业应用经典场景案例”) at 2023 Global Digital Economy Conference-Artificial Intelligence Summit Forum. In addition, we won the Rock Solid Partner Award (“磐石合作伙伴奖”) and Word-of-Mouth Brand of the Year-iHuman by ZHI Select (“什么值得买–2023值选奖年度口碑品牌”). iHuman Chinese was also awarded the Best Partner at Vivo Developer Conference 2023 (“2023 vivo开发者大会最佳合作伙伴”) and the Most Popular App of the Year at 2023 Lenovo Tianxi-Eco Partner Conference (“2023 联想天禧生态伙伴大会年度最受用户喜爱应用”). In 2022, iHuman Chinese was awarded the 2022 “NextWorld” Award (“NextWorld 2022年度风采奖”) in the knowledge reading category by Qimai.cn and the 2022 Funbook Child App Center Most Popular Award and Most Commercially Valuable Award (in the category of fun interaction) (“2022小课屏少儿应用中心最受欢迎奖和最具商业价值奖”) by the BOE Yiyun Funbook “Tong Ping Xing Guang” Content Incentive Program.

Our bekids products are also the winners of many prizes awarded by recognized and influential family product awards organizations. For example, in 2025, Reading Stars was selected as a winner in the 2025-26 Best Homeschool Curriculum & Resources List by HowToHomeschool.com. In 2023, bekids Reading received the prestigious w3 Gold Awards, Academics’ Choice Awards, National Parenting Product Awards, Mom’s Choice Awards, Creative Child Awards and 5-star certification from Educational App Store; bekids Academy received National Parenting Product Awards, Parent Picks Awards, Parents and Teacher Choice Awards and 5-star certification from Educational App Store; bekids Coding and bekids Puzzle each received National Parenting Product Awards. In 2022, each of bekids Reading and bekids Coloring received Mom’s Choice Awards, and bekids Coloring received Parent Tested Parent Approved Awards.

Our globally oriented app, Aha World, also received recognitions in recent years. For example, it earned YouTube’s Silver Creator Award in 2024.

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

As of December 31, 2025, we have registered 20 domain names relating to our business, including our website www.ihuman.com, 143 software copyrights, 128 art work and other copyrights, 30 patents and 1,599 trademarks. We are also in the process of applying registrations for patents and trademarks both in the Chinese mainland and overseas.

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

With respect to environmental sustainability, we actively promote green office practices, energy conservation and waste reduction across our operations. Our primarily digital product offerings inherently support a lower environmental footprint compared to traditional print-based alternatives, and we continue to seek ways to minimize resource consumption in both our online and offline operations.

On the social front, we strive to make meaningful contributions to the communities we serve. Our product offerings promote broad and equitable access to high-quality educational content for children and families. We also engage in community service initiatives, including collaborations with charitable organizations to support educational resources in underserved areas. We are dedicated to fostering a supportive and inclusive workplace for our employees, offering competitive benefits, comprehensive training and career development programs, and a healthy work environment that prioritizes employee well-being and work-life balance.

From a governance perspective, we are committed to maintaining high standards of corporate governance, transparency and ethical business conduct as we continue to grow and scale our operations.

Insurance

In addition to providing social security insurance for our employees as required by laws and regulations of the Chinese mainland, we also provide supplemental commercial medical insurance for our employees. We maintain product liability insurance for certain materials used in offline scenarios. We do not maintain insurance policies covering damage to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key personnel insurance. We have maintained director, officer and company liability insurance since October 2020. We consider our insurance coverage to be in line with that of other companies of similar size and business nature in China.

For a discussion of risks relating to our insurance coverage, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited business insurance coverage, which could expose us to significant costs and business disruption.”

Regulations

We operate our business in the Chinese mainland under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, the country’s highest legislative body, the State Council, the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, the Ministry of Industry and Information Technology, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), and the National Press and Publication Administration (formerly known as the General Administration of Press and Publication). This section summarizes the principal regulations in the Chinese mainland related to our business.

Regulation Related to Foreign Investment

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020. The existing foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms within five years. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise or other organization of a foreign country, “foreign-invested enterprises,” means any enterprise established under laws and regulations of the Chinese mainland that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in the Chinese mainland, including: (i) establishing foreign invested enterprises in the Chinese mainland either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in the Chinese mainland either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or State Council provisions.

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

On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law and became effective on January 1, 2020. The Implementation Rules of Foreign Investment Law restate certain principles of the Foreign Investment Law and further provides, among others, the existing foreign invested enterprises established prior to the effectiveness date of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law may, within the five-year period following the effective date of the Foreign Investment Law, adjust their corporate form or the governing structure and complete the change in registration pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and other laws and regulations, and if it fails to do so, the enterprise registration authority will not process other registration matters of the foreign invested enterprise and may publicize such non-compliance starting from January 1, 2025. On December 26, 2019, the Supreme People’s Court issued an Interpretation of the Application of Foreign Investment Law, which further provides details with respect to the validity of foreign investment contracts. For a detailed discussion of the risk associated with the Foreign Investment Law, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

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

To comply with the above foreign investment restrictions, we rely on the contractual arrangements with the VIE to operate our business in China. We have been advised by our PRC counsel, Tian Yuan Law Firm, however, that there remains uncertainties regarding the interpretation and application of current and future laws, regulations and rules in the Chinese mainland on foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the government of the Chinese mainland finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in the Chinese mainland relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

The Classified Catalog of Telecommunications Services (2015 Version), which took effect on March 1, 2016, and amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services and information protection and processing services under this catalog. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council on September 25, 2000 and most recently amended on December 6, 2024, set forth more specific rules on the provision of internet information services. According to Administrative Measures on Internet Information Services, any company that engages in the provision of commercial internet information services shall obtain a sub-category Value-added Telecommunications Business Operating License for Internet Information Services, or ICP License, from the government authorities before providing any commercial internet information services within the Chinese mainland. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

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

Regulation Related to Educational Apps

On August 10, 2019, the Ministry of Education of the PRC, jointly with certain other government authorities of the Chinese mainland, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, which, among others, require providers of online apps that provide services for school teaching and management, student learning and student life or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Educational Apps, to make certain filings with competent provincial regulatory authorities. These opinions also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor contents; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games. On November 11, 2019, the Ministry of Education of the PRC issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements of the Educational Apps. On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion. After the promulgation of the Alleviating Burden Opinion, the regulatory authorities have withdrawn their approvals to the filing of all related online apps. We have resubmitted our filing application of educational apps for our major online apps in August 2023. As of the date of this annual report, we have completed the filings of educational apps for all of our major products. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in the Chinese mainland regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.”

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

Any violation of the foregoing shall be rectified. As of the date of this annual report, we have completed the filings of educational apps for all of our major products as non-AST apps, and we have not received any notification from any regulatory authority in the Chinese mainland indicating that our products are classified as AST products. Accordingly, we believe our products are non-AST products. However, under the complex and evolving regulatory regime and due to the broad discretion the government authorities may have on interpretation, application and enforcement of the Alleviating Burden Opinion and related regulations, we cannot assure you that the government authorities will not take a contrary view, and it is thus unclear whether the products we provide will be classified as AST pursuant to the existing and future laws or regulations in the Chinese mainland or the opinion from the regulatory authorities. In the event that we are deemed to provide AST under any existing and future laws or regulations in the Chinese mainland or the opinion from the regulatory authorities, we may be subject to the provisions of the Alleviating Burden Opinion and other laws or regulations in the Chinese mainland in relation to AST, and we may be required to obtain a Private School Operating Permit, be subject to fines or be required to unwind the existing contractual agreements and/or dispose of the relevant business operations, if applicable, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in the Chinese mainland regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.”

Regulation Related to Online Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration) and the Ministry of Industry and Information Technology jointly issued the Administrative Provisions on Online Publishing Services, which came into effect on March 10, 2016. Under the Administrative Provisions on Online Publishing Services, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. We currently do not hold an Online Publishing Service Permit. As of the date of this annual report, there are no implementation rules, explicit interpretation from the government authorities or prevailing enforcement practice deeming the provision of our content to our users through our apps as “online publishing” and requires an Online Publishing Service Permit. Nevertheless, it remains unclear whether the PRC local authorities would adopt a different practice. In addition, it remains uncertain whether the government authorities of the Chinese mainland would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

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

Pursuant to the PRC Cybersecurity Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that network operators shall meet their cybersecurity obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records and reporting to governmental agencies. In addition, the PRC Cybersecurity Law requires that critical information infrastructures operators generally shall store, within the territory of the Chinese mainland, the personal information and important data collected and produced during their operations in the Chinese mainland and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. On October 28, 2025, the Standing Committee of the National People’s Congress adopted the Decision of the Standing Committee of the National People’s Congress on Amending the PRC Cybersecurity Law. The revised PRC Cybersecurity Law came into force on January 1, 2026. The key amendments to the newly revised PRC Cybersecurity Law include: a material increase in the maximum number of fines for violations; the introduction of hierarchical and tiered penalties; the addition of new enforcement measures such as ordering the suspension or shutdown of applications; and the inclusion of regulatory requirements applicable to artificial intelligence for the first time. The revised PRC Cybersecurity Law also further refines provisions related to personal information protection and data security, and aligns with and complements the Personal Information Protection Law and the Data Security Law of the People’s Republic of China.

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

On April 13, 2020, the CAC, the National Development and Reform Commission, and several other administrations jointly promulgated the Measures for Cybersecurity Review, which became effective on June 1, 2020. The Measures for Cybersecurity Review establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cybersecurity reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system. On December 28, 2021, the CAC, together with certain other government authorities of the Chinese mainland, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services or online platform operators that are engaged in data processing activities that affect or may affect national security must apply for a cybersecurity review, and network platform operators that hold personal information of more than one million users and seek to list abroad shall also apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the Ministry of Industry and Information Technology and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. Further, the State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021 and were last amended on March 18, 2025. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including, without limitation, suspension of business for rectification and revocation of permits and licenses.

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

On December 31, 2021, the CAC and several other administrations jointly issued Administrative Provisions on Algorithm Recommendation for Internet Information Services, which came into effect on March 1, 2022. According to the provisions, service providers of algorithm recommendation services (including various algorithm services such as generation and synthesis, personalized push, and sorting and selection) must adhere to mainstream value orientation, establish and improve management systems for algorithm review and data security, and strictly prohibit the use of algorithms to manipulate public opinion or engage in monopolistic practices. In terms of user rights protection, the provisions grant the public the right to know and choose algorithm services, and users have the right to turn off personalized recommendations; and differentiated protection provisions should also be implemented for vulnerable groups, including minors and the elderly. Furthermore, the provisions introduce a graded and categorized management and filing system for algorithms, requiring algorithmic services with public opinion attributes or social mobilization capabilities to complete filing procedures with the CAC.

On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, with effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the Chinese mainland should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than one million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively, transfers personal information overseas; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.

On November 25, 2022, the CAC and other authorities issued the Administrative Provisions on Deep Synthesis of Internet-based Information Services, effective January 10, 2023. The rules define deep synthesis technologies—covering text, image, audio, video, and virtual scene generation and editing—and impose compliance obligations on service providers and technical supporters. Key requirements include implementing security management systems, user real-name authentication, enhanced content review, and rumor-refutation mechanisms. Service providers and technical supporters must ensure data security for training data. For biometric editing (e.g., facial or voice data), separate consent and security assessments for high-risk tools are required. The provisions also require implicit identifiers in all synthetic content without affecting user experience for traceability. In addition, where deep synthesis services risk causing public confusion or misunderstanding, service providers must add prominent identifiers at reasonable positions within the content to indicate its synthetic nature. Furthermore, service providers and technical supporters with public opinion or social mobilization capabilities must file algorithms with the CAC and undergo security assessments before launching new products or functions.

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

On July 10, 2023, the CAC and several other administrations jointly issued the Provisional Measures for the Administration of Generative Artificial Intelligence Services, effective from August 15, 2023. The Provisional Measures for the Administration of Generative Artificial Intelligence Services clarify the basic norms of generative artificial intelligence services from the aspects of content security, data security, personal information protection and service standards, among others. On March 7, 2025, the CAC and several other administrations jointly issued the Notice on Promulgation of the Measures for Labeling AI-Generated or Composed Content, effective from September 1, 2025, which provides that service providers shall add explicit identifiers (such as text prompts, corner marks, etc.) and implicit identifiers (such as file metadata, digital watermarks, etc.) to generated synthetic content including text, images, audio, and video. It also clarifies the subject responsibilities in the processes of content generation, transmission, and distribution.

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

Regulation Related to Distribution of Publications

The General Administration of Press and Publication and the Ministry of Commerce jointly issued the Administrative Regulations on Publications Market, effective on June 1, 2016. According to such regulations, any organization or individual engaged in wholesale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in the Chinese mainland is regulated on different administrative levels. An entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of the General Administration of Press and Publication; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of the General Administration of Press and Publication at the county level.

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

Regulation Related to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the Chinese mainland, the SAPPRFT and the Ministry of Industry and Information Technology jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, on December 20, 2007, which came into effect on January 31, 2008 and were last amended on August 28, 2015. Under these provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

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

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, providing that the classic literary works, radio, film and television programs, internet original audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs which have political orientation issues, copyright issues or content issues. We currently do not hold a License for Online Transmission of Audio-Visual Programs. As of the date of this annual report, operators of intellectual development apps are not explicitly required to obtain the Online Transmission of Audio-Visual Programs License. Nevertheless, it remains unclear whether the PRC local authorities would adopt a different practice. In addition, it remains uncertain whether the government authorities of the Chinese mainland could issue more explicit interpretations and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of relevant regulations. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

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

The Administrative Measures on the Production and Operation of Radio and Television Programs promulgated by the SAPPRFT on July 19, 2004 and last amended on June 3, 2025 are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to these measures, any entity that intends to produce or operate radio or television programs must first obtain the Production and Operation of Radio and TV Programs Permit from the SAPPRFT or its local branches. Additionally, the distribution and broadcasting of television series, animated cartoons and other radio and television programs require a relevant distribution license.

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

Regulation Related to Advertising

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of the Chinese mainland are applied to the PRC Advertising Law, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and was last amended on April 29, 2021. Pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. Particularly, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations or obtaining a degree or qualification certificate; (ii) any express or implied guaranteed promise relating to education or training results; (iii) use of the names or images of research institutes, academic institutions, educational institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Any data, statistics, research result, summary, quotation and other quoted information used in an advertisement shall be authentic and accurate, with the source indicated. If the quoted information is subject to a scope of application or a valid period, the scope of application or valid period shall be clearly indicated. In addition, the minors under the age of ten shall not be used as advertisement endorsers. As we engage in advertising, we are subject to these laws and regulations relating to advertisement.

On February 25, 2023, the State Administration for Market Regulation issued Administrative Measures for Internet Advertising, which became effective on May 1, 2023. According to the measures, the PRC Advertising Law and these measures apply to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video or other means through websites, web pages, Internet apps or other Internet media within the territory of the Chinese mainland. The measures further set out requirements for Internet advertising activities, including, among others, (i) with regard to commodities or services ranked under competitive bidding, advertisement publishers shall mark conspicuously the word “advertisement” to distinguish them from the organic search results; (ii) where an Internet advertisement is published in the form of pop-up or otherwise, an advertiser and advertisement publisher shall clearly mark the closure sign to ensure the closure of the advertisement by one click; (iii) where an Internet advertisement is published by means of algorithmic recommendation or otherwise, the relevant rules of the algorithmic recommendation service and the record of advertisement placement shall be included in the advertisement archives; (iv) an Internet platform operator shall, in the process of providing Internet information services, take measures to prevent and stop illegal advertisements; (v) without the consent or request of users, or with explicit refusal by users, sending Internet advertisements to their vehicles, navigation equipment, intelligent home appliances and others are not allowed; and (vi) where the promotion of goods or services by online live streaming constitutes a commercial advertisement, a product seller or service provider should bear the responsibilities and obligations as an advertiser in accordance with the law.

We engage in livestream and e-commerce advertising as a livestreaming room operator, as a result, we are required to comply with relevant regulations governing livestreaming, including the Measures on the Administration of Online Live Streaming Marketing (Trial), effective from May 2021, and the Measures for the Supervision and Administration of Live E-commerce, effective from February 2026. These regulations stipulate that livestreaming room operators shall not provide illegal goods or services, or engage in false or misleading commercial publicity, and shall preserve relevant records, such as the identity information of live streamers, for inspection.

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

Regulation Related to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by State rules and standards and provide employees with appropriate workplace safety training. In addition, the government of the Chinese mainland has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all enterprises of the Chinese mainland are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the authorities. As substantially all of our full-time employees are located in China, we are subject to the above laws and regulations in relation to employment.

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

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the Chinese mainland shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation will become solely responsible for collecting social insurance premiums. As required by law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees based in the Chinese mainland, including pension, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance.

Housing Provident Fund

According to the Administrative Regulations on the Administration of Housing Provident Fund, which were promulgated and became effective on April 3, 1999, and were last amended on March 24, 2019, housing provident fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees.

A unit employer shall undertake registration of payment and deposit of the housing provident fund in the housing provident fund management center and, upon verification by the housing provident fund management center, open a housing provident fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. With respect to unit employers who violate the regulations hereinabove and fail to complete housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such unit employers shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to complete their registrations within the designated period shall be subject to a fine of between RMB10,000 and RMB50,000. When unit employers are in breach of these regulations and fail to pay deposit housing provident fund contributions in full amount as they fall due, the housing provident fund administration center shall order such unit employers to pay within a prescribed time limit, failing which an application may be made to a people’s court for compulsory enforcement. As required by law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees based in the Chinese mainland, including the housing provident fund.

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

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, was promulgated by SAFE on June 9, 2016 and became effective on the same date. Pursuant to Circular 16, enterprises registered in the Chinese mainland may also convert their foreign debts from foreign currency to Renminbi on a self- discretionary basis. Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in the Chinese mainland. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by laws and regulations of the Chinese mainland, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

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

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to an entity in the Chinese mainland does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for entities in the Chinese mainland, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets × cross-border financing leverage ratio × macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by the People’s Bank of China and SAFE separately. However, although the transitional period ended on January 10, 2018, as of the date of this annual report, neither the People’s Bank of China nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan. We may not be able to obtain these government approvals or complete such registrations on a timely basis, or at all, with respect to future foreign loans we provide to our subsidiaries in the Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation in the Chinese mainland of loans to and direct investment in entities in the Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our subsidiaries in the Chinese mainland and the VIE in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulation on Foreign Exchange Registration of Overseas Investment by Residents of The Chinese mainland

SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles by residents or entities of the Chinese mainland to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a special purpose vehicle refers to an offshore entity established or controlled, directly or indirectly, by residents of the Chinese mainland (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by residents of the Chinese mainland through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by residents of the Chinese mainland in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into a special purpose vehicle, residents of the Chinese mainland are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the residents of the Chinese mainland, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant residents or entities of the Chinese mainland to penalties under the PRC Foreign Exchange Administration Regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulations in the Chinese mainland relating to offshore investment activities by residents of the Chinese mainland may limit the ability of our subsidiaries of the Chinese mainland to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are resident of the Chinese mainland to liability and penalties under laws and regulations of the Chinese mainland.”

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the circular and other rules and regulations, residents of the Chinese mainland who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are residents of the Chinese mainland must retain a qualified PRC agent, which could be a subsidiary in the Chinese mainland of the overseas publicly listed company or another qualified institution selected by the subsidiary in the Chinese mainland, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the residents of the Chinese mainland who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the exercise of the employee share options of the residents of the Chinese mainland. The foreign exchange proceeds received by residents of the Chinese mainland from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such residents of the Chinese mainland.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The subsidiaries in the Chinese mainland of such overseas listed company have obligations to file documents related to employee share options or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the subsidiaries in the Chinese mainland fail to withhold their income taxes according to laws and regulations, the subsidiaries in the Chinese mainland may face sanctions imposed by the tax authorities or other government authorities of the Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with regulations in the Chinese mainland regarding the registration requirements for employee stock incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.”

Regulation Related to Dividend Distribution

The principal laws, rule and regulations governing dividends distribution by companies in the Chinese mainland are the PRC Company Law, which applies to both domestic companies and foreign-invested companies in the Chinese mainland, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the Chinese mainland are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. Companies in the Chinese mainland are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside the Chinese mainland with its “de facto management body” located in the Chinese mainland is considered a “resident enterprise,” which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in the Chinese mainland, or has an establishment or place of business in the Chinese mainland but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside the Chinese mainland at the reduced rate of enterprise income tax of 10%. Dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in the Chinese mainland to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

Pursuant to the Arrangement between the Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a resident enterprise of the Chinese mainland to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the resident enterprise of the Chinese mainland. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in resident enterprise of the Chinese mainland; and (iii) it must have directly owned such required percentage in resident enterprise of the Chinese mainland throughout the 12 months prior to receiving the dividends.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in resident enterprises of the Chinese mainland without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in resident enterprise of the Chinese mainland. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

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

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services and VAT of a rate of 3% applies to small-scale taxpayers. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the Value-Added Tax Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the Chinese mainland are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation, and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of VAT Tax, or the Notice 39, which became effective on April 1, 2019. The Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%.

The Standing Committee of the National People’s Congress published the Value-Added Tax Law of the PRC on December 25, 2024, which came into effect on January 1, 2026 and replace the Interim Regulations on Value-Added Tax of the PRC. While the Value-Added Tax Law of the PRC mainly preserves the fundamental structure of the current VAT regulations and maintains current tax rates of 13%, 9%, 6% and 0%, it further clarifies the scope of taxable services, and narrows the scope of situations deemed as taxable transactions. It also integrates non-taxable items and establishes VAT as an outside-the-price tax, with a unified 3% tax rate for simplified taxation.

Regulation Related to M&A and Overseas Listings

On August 8, 2006, six regulatory agencies in the Chinese mainland, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Market Regulation, the CSRC and SAFE jointly issued the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require that (i) entities or individuals in the Chinese mainland obtain the Ministry of Commerce’s approval before they establish or control a special purpose vehicle overseas, provided that they intend to use the special purpose vehicle to acquire their equity interests in a company in the Chinese mainland at the consideration of newly issued share of the special purpose vehicle, and list their equity interests in company of the Chinese mainland overseas by listing the special purpose vehicle in an overseas market; (ii) the special purpose vehicle obtains the Ministry of Commerce’s approval before it acquires the equity interests held by the entities or individual in the Chinese mainland in the company in the Chinese mainland at the consideration of newly issued share of the special purpose vehicle; and (iii) the special purpose vehicle obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, and the Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On March 10, 2023, the State Administration for Market Regulation promulgated the Provisions on the Review of Concentrations of Undertakings, the Provisions on Prohibition of Monopoly Agreements and the Provisions on Prohibition of Abuse of Market Dominance, effective on April 15, 2023, which further implement the Anti-Monopoly Law. The Provisions on Prohibition of Monopoly Agreements were last amended on December 9, 2025, and became effective on February 1, 2026. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—M&A Rules and certain other regulations in the Chinese mainland establish complex procedures for certain acquisitions of companies in the Chinese mainland by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in the Chinese mainland.”

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

As a supplement to the Trial Measures, the CSRC, Ministry of Finance of the Chinese mainland, National Administration of State Secrets Protection and National Archives Administration of the Chinese mainland, jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies on February 24, 2023, which came into effect on March 31, 2023. These provisions requires that any domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials containing state secrets or working secrets of governmental agencies to any individuals or entities including securities companies, securities service providers and overseas regulators, shall first obtain an approval from competent government authorities of the Chinese mainland, and shall file with the secrecy administrative department at the same level.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our major subsidiaries, the VIE and its major subsidiaries, as of December 31, 2025:

Note:

(1)

Shareholders of Tianjin Hongen and their respective shareholdings in the VIE and relationship with our company are (i) Mr. Hanfeng Chi (63.61%), our director and brother of Mr. Michael Yufeng Chi, our controlling shareholder; (ii) Sanming Juyichang Enterprise Management Service Partnership (Limited Partnership) (17.67%), a limited partnership incorporated in the Chinese mainland beneficially and wholly owned by our employees and consultant; (iii) Mr. Tian Liang (7.07%), our shareholder; (iv) Sanming Jushengyi Enterprise Management Service Partnership (Limited Partnership) (6.65%), a limited partnership incorporated in the Chinese mainland beneficially and wholly owned by our employees; and (v) Sanming Kangqian Information Technology Service Co., Ltd. (5%), a company incorporated in the Chinese mainland beneficially and wholly owned by Mr. Hanfeng Chi, our director.

Contractual Arrangements with the VIE and Its Shareholders

To comply with laws and regulations in the Chinese mainland which have certain limitations of foreign control of companies that engage in value added telecommunication services and certain other businesses, our Group primarily conducts our business in the Chinese mainland through the VIE and VIE’s subsidiaries. The equity interests of the VIE are legally held by the nominee shareholders in the Chinese mainland. Through the contractual agreements, the nominee shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to our WFOEs, who immediately assigned the voting rights underlying their equity interests in the VIE to our company. Therefore, our company has the power to direct the activities of the VIE that most significantly impact its economic performance to the extent that our company has satisfied the conditions for consolidation of the VIE under U.S. GAAP. Our company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE, to the extent that our company has satisfied the conditions for consolidation of the VIE under U.S. GAAP. Based on the above, our company is considered the primary beneficiary of the VIE for accounting purposes and we consolidate the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification, or ASC 810, Consolidation, or ASC 810.

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

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among Hongen Investment, Tianjin Hongen and its nominee shareholders, the nominee shareholders irrevocably granted Hongen Investment or its designee(s) an exclusive call option to purchase, when and to the extent permitted under laws and regulations of the Chinese mainland, all or part of the equity interests in Tianjin Hongen. Hongen Investment has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the call option to purchase all or part of the equity interests in Tianjin Hongen or assets held by Tianjin Hongen will be the minimum amount of consideration permitted under the then applicable laws and regulations of the Chinese mainland. Without the prior consent of Hongen Investment, Tianjin Hongen and its nominee shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. The exclusive call option agreement will remain in effect until all the equity interests held by nominee shareholders or the assets held by Tianjin Hongen are transferred to Hongen Investment or its designee(s). Hongen Investment may terminate the exclusive call option agreement at its sole discretion, whereas under no circumstances may Tianjin Hongen or its nominee shareholders terminate this agreement. Any proceeds received by the nominee shareholders from the exercise of the option and distribution of profits or dividends, shall be remitted to Hongen Investment or its designee(s), to the extent permitted under laws and regulations of the Chinese mainland.

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

Financial Support Letter

Pursuant to the financial support letter entered into between Tianjin Hongen and us, we are obligated and hereby undertake to provide unlimited financial support to Tianjin Hongen, to the extent permissible under the applicable laws and regulations in the Chinese mainland. We agree to forego the right to seek repayment in the event if Tianjin Hongen is unable to repay such funding.

As of the date of this annual report, we have completed the filings of educational apps for all of our major products as non-AST apps; furthermore, we have not received any notification from any regulatory authority in the Chinese mainland, indicating that our products are classified as AST products and shall be further regulated by those provisions of the Alleviating Burden Opinion that may affect our ownership structures and contractual arrangements. Therefore, in the opinion of the Tian Yuan Law Firm, our PRC counsel, (i) the ownership structures of the VIE and our WFOEs are not in violation of applicable laws and regulations in the Chinese mainland currently in effect; and (ii) the contractual agreements are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations in the Chinese mainland currently in effect.

We have been further advised by our PRC counsel that there are substantial uncertainties in the legal system in the Chinese mainland resulting from current or future laws, regulations, policies in the Chinese mainland or requirements from regulatory authorities. Thus, the government of the Chinese mainland may ultimately take a view contrary to the opinion of our PRC counsel. These uncertainties in the legal system in the Chinese mainland could cause the regulatory authorities to find the current contractual agreements and businesses to be in violation of any existing or future laws or regulations in the Chinese mainland and could limit our ability to enforce our rights under these contractual agreements. Furthermore, the nominee shareholders of the VIE may have interests that are different from our interests, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE. In addition, if the nominee shareholders will not remain the shareholders of the VIE, breach or cause the VIE to breach, or refuse to renew, the existing contractual agreements we have with them and the VIE, we may not be able to effectively control the VIE and receive economic benefits from it, which may result in deconsolidation of the VIE.

In addition, if the current structure or any of the contractual agreements were found to be in violation of any existing or future laws or regulations in the Chinese mainland, we may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting our right to collect revenues, temporary or permanent blocking of our internet platforms, restructuring of the our operations, imposition of additional conditions or requirements with which we may not be able to comply, or other regulatory or enforcement actions against us.

As of December 31, 2025, there were no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and VIE’s subsidiaries are without recourse to us.

D.Property, Plant and Equipment

As of December 31, 2025, we leased offices in Beijing with premises of 6,540 square meters and offices in Chengdu with premises of 365 square meters primarily from Perfect World Group, an affiliate of ours. We leased employee dormitory facilities in Hubei Province of 129 square meters and leased warehouse facilities in Zhongshan, Guangdong Province, for an aggregate of 13,165 square meters as of the same date. We believe that our existing facilities are sufficient for our current needs, and we may obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

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

Our products mainly include (i) interactive and self-directed apps and (ii) offline products and others. Our apps have attracted a user base of 24.98 million average total MAUs in 2025. We primarily generate revenues from users’ paid subscriptions for the premium content of our smart digital apps. We also generate revenues from the sale of offline products to both individual users and organizations, as well as the distribution and IP licensing of animated content.

Our revenues were RMB1,018.1 million, RMB922.2 million and RMB807.0 million (US$115.4 million) in 2023, 2024 and 2025, respectively.

Our gross profit was RMB721.3 million, RMB640.2 million and RMB547.6 million (US$78.3 million) in 2023, 2024 and 2025, respectively. We had operating income of RMB159.9 million, RMB71.9 million and RMB66.8 million (US$9.5 million) in 2023, 2024 and 2025, respectively. Additionally, we had net income of RMB180.9 million, RMB98.6 million and RMB95.4 million (US$13.6 million) in 2023, 2024 and 2025, respectively.

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

While our business is influenced by these general factors, we believe our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to grow our user base and enhance user engagement

We currently derive substantially all of our online revenue from subscription fees charged to users for the premium content on our online apps. Our revenue is mainly driven by our ability to grow the number of active users and enhance user engagement. We track the average total MAUs for each of our apps, which is the number of unique mobile devices through which such app is accessed at least once in a given month, as a key metric for our user base and our users’ level of engagement. Our ability to maintain and enhance user engagement, depends on, among other things, our ability to continually offer popular tech-powered, intellectual development products and provide an entertaining and effective experience for children to develop various cognitive abilities, as well as demographic trends in the jurisdictions that we operate in. The number of our average total MAUs grew from 23.04 million in 2023 to 26.47 million in 2024, and remained robust at 24.98 million in 2025. Going forward, we intend to continually enhance user experience, user satisfaction and user engagement across our products. We also intend to continue diversifying our product portfolio and refining and upgrading our existing products.

Our ability to optimize our product and content offerings

We offer a diversified suite of integrated online and offline products and content to individual users, audiences, organizations and distributors, and our results are affected by the gross margins for the mix of products and content we offer. Leveraging our integrated approach in diversifying and managing our product offerings, we have expanded our offerings in a scalable manner through effectively managing our marginal costs. Our gross profit was RMB721.3 million, RMB640.2 million and RMB547.6 million (US$78.3 million) in 2023, 2024 and 2025, respectively. Our gross margin was 70.8%, 69.4% and 67.9% in 2023, 2024 and 2025, respectively. We intend to continue to leverage our integrated strategy to optimize our product mix and develop new products that meet diversified needs of both individual users and organizations.

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

Historically, we have been able to maintain our sales and marketing expenses as a moderate percentage of our revenues, due to our strong brand reputation and word-of-mouth referrals from existing customers and users. We intend to continue to leverage our existing brand value and to strategically and efficiently market our products while engaging in advertising and other marketing methods in a cost-effective manner.

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

In 2023, 2024 and 2025, our revenues were RMB1,018.1 million, RMB922.2 million and RMB807.0 million (US$115.4 million), respectively.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of Revenues:
Channel costs	208,008	20.4	176,603	19.2	151,133	21,612	18.7
Product costs	42,927	4.2	51,908	5.6	46,851	6,700	5.8
Payroll and welfare	14,437	1.4	15,447	1.7	15,185	2,171	1.9
IDC and bandwidth costs	6,735	2.3	7,499	0.8	7,393	1,057	0.9
Freight	4,821	0.5	5,666	0.6	4,387	627	0.5
Others	19,940	0.4	24,925	2.7	34,460	4,928	4.3
Total cost of revenues	296,868	29.2	282,048	30.6	259,409	37,095	32.1

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	257,546	25.3	247,757	26.9	208,443	29,807	25.8
Sales and marketing expenses	199,504	19.6	221,230	24.0	180,969	25,878	22.4
General and administrative expenses	104,334	10.2	99,254	10.8	91,442	13,076	11.3
Total operating expenses	561,384	55.1	568,241	61.7	480,854	68,761	59.5

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Research and development expenses:
Payroll and welfare	216,799	21.3	204,331	22.2	174,822	24,999	21.7
Outsourcing	12,288	1.2	17,055	1.8	16,023	2,291	2.0
Rental	15,254	1.5	13,474	1.5	10,841	1,550	1.3
Share-based compensation	4,055	0.4	1,303	0.1	361	52	0.0
Others	9,150	0.9	11,594	1.3	6,396	915	0.8
Total research and development expenses	257,546	25.3	247,757	26.9	208,443	29,807	25.8

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

Singapore

Generally, entities in Singapore are subject to a unified 17% tax rate. Singapore does not impose a withholding tax on dividends.

The Chinese Mainland

Generally, our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries, which are considered resident enterprises of the Chinese mainland under the Chinese mainland tax law, are subject to enterprise income tax on their worldwide taxable income as determined under tax laws and regulations of the Chinese mainland and accounting standards at a rate of 25%.

An enterprise may benefit from preferential tax treatment under the Enterprise Income Tax Law if it qualifies as a “Software Enterprise.” Tianjin Hongen qualified as a Software Enterprise and is entitled to an exemption from enterprise income tax for two years starting 2020, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a Software Enterprise is subject to annual evaluation by the relevant authorities. In 2021, Tianjin Hongen was granted the High and New Technology Enterprise (“HNTE”) certificate, which was most recently renewed in mid-2024, and thus Tianjin Hongen is also entitled to a preferential EIT rate of 15% as a qualified HNTE from 2021 to 2026.

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

Dividends paid by our wholly foreign owned subsidiary in the Chinese mainland to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the tax authority. If our Hong Kong intermediary holding company satisfies all the requirements under the tax arrangement and files an application package with the tax authority, then the dividends paid to the Hong Kong intermediary holding company would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of the Chinese mainland were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a resident enterprise of the Chinese mainland for income tax purposes in the Chinese mainland, such classification could result in unfavorable tax consequences to us and our shareholders who are non-residents of the Chinese mainland or ADS holders.”

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage)
Revenues	1,018,139	100.0	922,201	100.0	807,019	115,402	100.0
Cost of revenues(1)	(296,868)	(29.2)	(282,048)	(30.6)	(259,409)	(37,095)	(32.1)
Gross profit	721,271	70.8	640,153	69.4	547,610	78,307	67.9
Operating expenses
Research and development expenses(1)	(257,546)	(25.3)	(247,757)	(26.9)	(208,443)	(29,807)	(25.8)
Sales and marketing expenses(1)	(199,504)	(19.6)	(221,230)	(24.0)	(180,969)	(25,878)	(22.4)
General and administrative expenses(1)	(104,334)	(10.2)	(99,254)	(10.8)	(91,442)	(13,076)	(11.3)
Total operating expenses	(561,384)	(55.1)	(568,241)	(61.7)	(480,854)	(68,761)	(59.5)
Operating income	159,887	15.7	71,912	7.7	66,756	9,546	8.4
Other income, net	42,686	4.2	38,689	4.2	35,033	5,010	4.3
Income before income taxes	202,573	19.9	110,601	11.9	101,789	14,556	12.7
Income tax expenses	(21,666)	(2.1)	(12,012)	(1.3)	(6,387)	(913)	(0.8)
Net income	180,907	17.8	98,589	10.6	95,402	13,643	11.9

Notes:

(1)	Share-based compensation expenses were recorded as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
Cost of revenues	299	106	31	4
Research and development expenses	4,055	1,303	362	52
Sales and marketing expenses	707	164	62	9
General and administrative expenses	4,374	1,251	267	38
Total	9,435	2,824	722	103

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Our revenues decreased by 12.5% from RMB922.2 million in 2024 to RMB807.0 million (US$115.4 million) in 2025, primarily due to the decline in China’s newborn population and more conservative consumer spending.

Average total MAUs were 24.98 million in 2025, representing a decrease of 5.6% from 26.47 million in 2024. The decrease in our active users was primarily driven by the decline in China’s newborn population. We have carried out the strategy to increase our product mix and diversification catering to the needs of both domestic and overseas families, and we plan to continue to introduce new products in the foreseeable future to further diversify our monetization channels and solidify our competitive position globally.

We plan to continue to invest in improving product quality and user experience and build out our already strong pipeline, adding more interactive product offerings to our comprehensive product portfolio.

Cost of revenues

Our cost of revenues decreased by 8.0% from RMB282.0 million in 2024 to RMB259.4 million (US$37.1 million) in 2025, primarily due to decreased channel costs.

Gross profit

As a result of the foregoing, our gross profit decreased by 14.5% from RMB640.2 million in 2024 to RMB547.6 million (US$78.3 million) in 2025. Our gross margin was 67.9% in 2025, compared with 69.4% in 2024. The decrease in gross margin was mainly due to the diversification and structural upgrades of our product portfolio.

Operating expenses

Our total operating expenses were RMB480.9 million (US$68.8 million) in 2025, compared with RMB568.2 million in 2024.

Research and development expenses. Our research and development expenses decreased by 15.9% from RMB247.8 million in 2024 to RMB208.4 million (US$29.8 million) in 2025, primarily due to savings in payroll-related expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased by 18.2% from RMB221.2 million in 2024 to RMB181.0 million (US$25.9 million) in 2025, primarily attributable to cost savings in marketing activities.

General and administrative expenses. Our general and administrative expenses were RMB91.4 million (US$13.1 million) in 2025, a decrease of 8.1% from RMB99.3 million in 2024, primarily due to savings in payroll-related and other administrative expenses.

Operating income

Our operating income was RMB66.8 million (US$9.5 million) in 2025, a decrease of 7.1% from RMB71.9 million in 2024.

Income tax expenses

Our income tax expenses were RMB6.4 million (US$0.9 million) in 2025, compared to RMB12.0 million in 2024.

Net income

As a result of the foregoing, our net income decreased by 3.2% from RMB98.6 million in 2024 to RMB95.4 million (US$13.6 million) in 2025.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F filed with the SEC on April 28, 2025.

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

The following table reconciles our adjusted operating income, adjusted net income and adjusted diluted net income per ADS in 2023, 2024 and 2025 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are operating income, net income and diluted net income per ADS:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Operating income	159,887	71,912	66,756	9,546
Add: share-based compensation expenses	9,435	2,824	722	103
Adjusted operating income (non-GAAP)	169,322	74,736	67,478	9,649
Net income	180,907	98,589	95,402	13,643
Add: share-based compensation expenses	9,435	2,824	722	103
Adjusted net income (non-GAAP)	190,342	101,413	96,124	13,746
Diluted net income per ADS	3.30	1.82	1.78	0.25
Impact of non-GAAP adjustments	0.18	0.05	0.02	0.01
Adjusted diluted net income per ADS (non-GAAP)	3.48	1.87	1.80	0.26

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	172,122	58,546	51,316	7,338
Net cash provided by (used in) investing activities	(6,509)	(52,762)	40,554	5,800
Net cash used in financing activities	(9,448)	(102,283)	(56,088)	(8,021)
Net increase (decrease) in cash and cash equivalents	163,768	(90,475)	27,828	3,979
Cash and cash equivalents at the beginning of the year	1,049,999	1,213,767	1,123,292	160,629
Cash and cash equivalents at the end of the year	1,213,767	1,123,292	1,151,120	164,608

In 2023, 2024 and 2025, we have financed our operating, investing and financing activities primarily through net cash generated by operating activities and equity financing. As of December 31, 2023, 2024 and 2025, our cash and cash equivalents were RMB1,213.8 million, RMB1,123.3 million and RMB1,151.1 million (US$164.6 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, deposits and highly liquid investments placed with banks and have original maturities of three months or less.

We had a working capital surplus as of December 31, 2023, 2024 and 2025. We prudently manage our working capital to support our business and operations. We had a positive cash flow from operations of RMB172.1 million in 2023, RMB58.5 million in 2024 and RMB51.3 million (US$7.3 million) in 2025.

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

As of December 31, 2025, 69.8% of our cash and cash equivalents were held in the Chinese mainland, and 68.5% of our cash and cash equivalents were denominated in Renminbi. As of December 31, 2025, 67.9% of our cash and cash equivalents were held by the VIE and VIE’s subsidiaries. Although we consolidate the results of the VIE and VIE’s subsidiaries, we only have access to the assets or earnings of the VIE and VIE’s subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our revenues are denominated in Renminbi. Under existing foreign exchange regulations in the Chinese mainland, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a majority of our future revenues will be denominated in Renminbi. Under existing foreign exchange regulations in the Chinese mainland, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our subsidiaries in the Chinese mainland are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The government of the Chinese mainland may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2025 was RMB51.3 million (US$7.3 million), as compared to net income of RMB95.4 million (US$13.6 million) in the same period. The difference was the result of a decrease in working capital that primarily consists of (i) a RMB63.3 million (US$9.1 million) decrease in deferred revenue and customer advances, and (ii) a RMB12.8 million (US$1.8 million) decrease in accrued expenses and other current liabilities, which was partially offset by (i) a RMB15.3 million (US$2.2 million) decrease in prepayments and other current assets, and (ii) a RMB9.9 million (US$1.4 million) decrease in other non-current assets, the decrease in working capital was further offset by adding back RMB7.7 million (US$1.1 million) for depreciation and amortization.

Net cash generated from operating activities in 2024 was RMB58.5 million, as compared to net income of RMB98.6 million in the same period. The difference was the result of a decrease in working capital that primarily consists of (i) a RMB35.4 million decrease in deferred revenue and customer advances, (ii) a RMB16.9 million decrease in accrued expenses and other current liabilities, and (iii) a RMB11.2 million increase in other non-current assets, which was partially offset by a RMB9.2 million decrease in accounts receivable; the decrease in working capital was further offset by adding back RMB13.7 million for depreciation and amortization.

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

Investing activities

Net cash provided by investing activities in 2025 was RMB40.6 million (US$5.8 million), which was primarily due to net effect of placements and maturities of short-term investments.

Net cash used in investing activities in 2024 was RMB52.8 million, which was primarily due to net effect of placements and maturities of short-term investments, as well as purchase of intangible assets and property and equipment.

Net cash used in investing activities in 2023 was RMB6.5 million, which was due to purchase of intangible assets and property and equipment.

Financing activities

Net cash used in financing activities in 2025 was RMB56.1 million (US$8.0 million), primarily related to RMB39.1 million (US$5.6 million) special cash dividends, and RMB17.2 million (US$2.5 million) cash paid to execute our share repurchase program.

Net cash used in financing activities in 2024 was RMB102.3 million, primarily related to RMB57.4 million cash paid to acquire assets under common control, RMB35.3 million special cash dividends, and RMB9.6 million cash paid to execute our share repurchase program.

Net cash used in financing activities in 2023 was RMB9.4 million, primarily related to RMB9.5 million cash paid to execute our share repurchase program.

Capital expenditures

Our capital expenditures are primarily related to purchase of property and equipment and intangible assets. Our capital expenditures were RMB6.5 million, RMB7.4 million and RMB4.9 million (US$0.7 million) in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to achieve our strategic business objectives.

Material Cash Requirements

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment due by December 31, 2025
		Less than			Over 5
	Total	1 Year	1-3 Years	3-5 Years	Years

	(in thousands of RMB)
Operating lease commitments(1)	13,255	2,222	4,444	4,444	2,145
Purchase commitments(2)	480	480	—	—	—
Total	13,735	2,702	4,444	4,444	2,145

Notes:

(1)	Represents future minimum payments under non-cancelable operating leases related to offices.
(2)	Represents future minimum payments for purchases of intangible assets.

Other than as disclosed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Holding Company Structure

iHuman Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries in the Chinese mainland. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends may depend upon dividends paid by our subsidiaries in the Chinese mainland. If our existing subsidiaries in the Chinese mainland or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in the Chinese mainland are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with accounting standards and regulations in the Chinese mainland. Under laws and regulations of the Chinese mainland, each of our subsidiaries, the VIE and VIE’s subsidiaries in the Chinese mainland is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, each of our subsidiaries, the VIE and VIE’s subsidiaries in the Chinese mainland may allocate a portion of its after-tax profits based on accounting standards of the Chinese mainland to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of the Chinese mainland is subject to examination by the banks designated by SAFE. Our subsidiaries in the Chinese mainland have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Content Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	54	Chairman of the Board of Directors
Peng Dai	46	Director and Chief Executive Officer
Hanfeng Chi	59	Director
Vivien Weiwei Wang	48	Director and Chief Financial Officer
Wenbin Lu	42	Chief Technology Officer
Wendy Hayes	56	Independent Director
Xuenan Li	48	Independent Director

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

Ms. Wendy Hayes has served as our independent director since October 2020. Ms. Hayes has also served as an independent director of Burning Rock Biotech Limited (NASDAQ: BNR) since June 2020. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of RMB16.3 million (US$2.3 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in the Chinese mainland, the VIE and VIE’s subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In January 2019, the VIE adopted a share incentive plan to provide incentives and rewards to our employees, directors and consultants and to promote the success of our business. In June 2020, iHuman Inc. adopted a share incentive plan, or the 2020 Plan, under which outstanding options previously granted by the VIE were carried over on a one-for-one basis with identical terms and conditions under the 2020 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 19,684,555, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year. As of March 31, 2026, 13,933,993 options have been granted and are outstanding under the plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. The options may be exercised in cash or through cashless exercise.

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

Ordinary Shares
Underlying
	Options	Exercise Price
Name	Granted	(US$/share)	Date of Grant	Date of Expiration
Michael Yufeng Chi	—	—	—	—
Peng Dai	—	—	—	—
Hanfeng Chi	54,000	0.05	November 30, 2020	November 30, 2030
			December 15, 2022	December 15, 2032
Vivien Weiwei Wang	3,720,000	0.05	September 8, 2020	September 8, 2030
			December 15, 2022	December 15, 2032
Wenbin Lu	—	—	—	—
Wendy Hayes	106,000	0.05	November 30, 2020	November 30, 2030
			December 15, 2022	December 15, 2032
Xuenan Li	54,000	0.05	November 30, 2020	November 30, 2030
			December 15, 2022	December 15, 2032

Note:

As of March 31, 2026, our employees and consultants other than directors and executive officers held outstanding options to purchase 10,999,993 ordinary shares, with exercise prices ranging from US$0.05 per share to US$1.9 per share.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

We had 783, 723 and 558 full-time employees as of December 31, 2023, 2024 and 2025, respectively. In the past three years, most of our full-time employees were located in China. The following table sets forth the number of our full-time employees as of December 31, 2025:

Number of
Function	Employees
Research and development	293
Sales and marketing	122
General and administrative	74
Operations	69
Total	558

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

As required by regulations in the Chinese mainland, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees based in the Chinese mainland, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing insurance. We are required under laws and regulations of the Chinese mainland to make contributions from time to time to employee benefit plans for our employees based in the Chinese mainland at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into standard employment agreements, as well as confidentiality and non-compete agreements with our employees in accordance with market practice.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 255,564,312 ordinary shares outstanding, (being the sum of 111,564,312 Class A ordinary shares and 144,000,000 Class B ordinary shares outstanding) as of March 31, 2026.

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

					% of
		Class A	Class B	% of	Aggregate
	Total Ordinary	Ordinary	Ordinary	Ordinary	Voting
	Shares Owned	Shares	Shares	Shares	Power**
Directors and Executive Officers*:
Michael Yufeng Chi(1)	144,000,000	—	144,000,000	56.3	92.8
Peng Dai(2)	16,000,000	16,000,000	—	6.3	1.0
Hanfeng Chi	47,250	47,250	—	0.0	0.0
Vivien Weiwei Wang(3)	3,676,665	3,676,665	—	1.4	0.2
Wenbin Lu(4)	8,000,000	8,000,000	—	3.1	0.5
Wendy Hayes	92,750	92,750	—	0.0	0.0
Xuenan Li	47,250	47,250	—	0.0	0.0
All Directors and Executive Officers as a Group	171,863,915	27,863,915	144,000,000	66.5	94.4
Principal Shareholders:
Academy Management Ltd.(1)	144,000,000	—	144,000,000	56.3	92.8
HPF Fusion Holding Ltd.(5)	16,000,000	16,000,000	—	6.3	1.0
Lei Hong DP Holding Ltd.(2)	16,000,000	16,000,000	—	6.3	1.0

Notes:

*

Except as indicated otherwise below, the business address of our directors and executive officers is Tower 306, No. 86 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China. The business address of Ms. Wendy Hayes is 12271 Monument Hill Ave, Las Vegas, NV 89138, United States. The business address of Dr. Xuenan Li is 1 East Chang An Avenue, Oriental Plaza, Dongcheng District, Beijing 100738, People’s Republic of China.

**

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

(1)	Represents 144,000,000 Class B ordinary shares held by Academy Management Ltd., a British Virgin Islands company wholly owned by Beans Holding Ltd. The entire interest in Beans Holdings Ltd. is held by a trust for the benefit of Mr. Hanfeng Chi, Mr. Jianfeng Chi and Mr. Michael Yufeng Chi, and their families. Mr. Michael Yufeng Chi has the sole power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Academy Management Ltd. The registered address of Academy Management Ltd. is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.
(2)	Represents 16,000,000 Class A ordinary shares held by Lei Hong DP Holding Ltd, a British Virgin Islands company wholly owned by Hong Lei Holding Ltd. The entire interest in Hong Lei Holding Ltd. is held by a trust that is controlled by Mr. Peng Dai for the benefit of Mr. Peng Dai. The registered address of Lei Hong DP Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)	Represents the total number of the Class A ordinary shares held by Ms. Wang and the Class A ordinary shares that Ms. Wang may purchase upon exercise of all options exercisable within 60 days after March 31, 2026.
(4)	Represents 8,000,000 Class A ordinary shares held by Hui Yu LWB Holding Ltd., a British Virgin Islands company wholly owned by Yu Hui Holding Ltd. The entire interest in Yu Hui Holding Ltd. is held by a trust that is controlled by Mr. Wenbin Lu for the benefit of Mr. Wenbin Lu. The registered address of Hui Yu LWB Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(5)	Represents 16,000,000 Class A ordinary shares held by HPF Fusion Holding Ltd., a British Virgin Islands company beneficially owned by Mr. Tian Liang, our shareholder. The registered address of HPF Fusion Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Mr. Tian Liang is Building A, Power-Creative, No. 1 Shangdi East Road, Haidian District, Beijing, People’s Republic of China.

To our knowledge and based on our review of our register of shareholders as of March 31, 2026, 42,750,000 Class A ordinary shares were held by one record holder that reside in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Enforceability of Civil Liabilities

Our business operations are primarily conducted in the Chinese mainland, and most of our assets are located in the Chinese mainland. Except for Ms. Wendy Hayes who resides within the United States for a significant portion of the time, most of our directors and senior executive officers reside within the Chinese mainland for a significant portion of the time and most of them are PRC nationals as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Our PRC counsel, Tian Yuan Law Firm, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of the Chinese mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between the Chinese mainland and the country where the judgment is made or on principles of reciprocity between jurisdictions. The Chinese mainland does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of the Chinese mainland will review and determine the applicability of the reciprocity principle on a case-by-case basis. In addition, according to the PRC Civil Procedures Law, courts in the Chinese mainland will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the Chinese mainland for disputes if they can establish sufficient nexus to the Chinese mainland for a court of the Chinese mainland to have jurisdiction and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the Chinese mainland in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the Chinese mainland for a court of the Chinese mainland to have jurisdiction as required under the PRC Civil Procedures Law.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Our Shareholder and Related Entities

Transactions with Hongen Education. Hongen Education is an affiliate of ours. In 2023, 2024 and 2025, Hongen Education provided certain research and development outsourcing and other services to us amounted to RMB0.6 million, RMB0.4 million and RMB0.3 million (US$0.0 million), respectively. The amounts due to Hongen Education in relation to such services was insignificant as of December 31, 2023, 2024 and 2025, respectively.

Transactions with Perfect World Group Entities. We paid rental fees and other services fees to entities controlled by Perfect World Group principally for property rental and administrative, and in a small part for other supporting services. In 2023, 2024 and 2025, such services amounted to RMB29.8 million, RMB24.9 million and RMB19.2 million (US$2.7 million) to these entities, respectively. As of December 31, 2023, 2024 and 2025, we had amounts due to these entities of RMB4.2 million, RMB1.7 million and RMB0.9 million (US$0.1 million), respectively in aggregate, representing accounts payable to the entities. As of December 31, 2023, 2024 and 2025, we had amounts due from these entities of RMB1.6 million, RMB1.8 million and RMB4.1 million (US$0.6 million), respectively in aggregate, representing rental deposits and prepayments paid to the entities. The majority of our office space was leased from Perfect World Group Entities since early 2021. In February 2024, we acquired intellectual property assets related to Cosmicrew from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, for a total consideration of RMB64.0 million.

Transactions with Kindergartens controlled by Hongen Education. We sold products to kindergartens controlled by Hongen Education. In 2023, 2024 and 2025, such revenues we generated from Hongen Education were RMB1.3 million, RMB1.0 million and RMB0.9 million (US$0.1 million), respectively. The amounts due from Hongen Education in relation to such sale was insignificant as of December 31, 2023, 2024 and 2025, respectively.

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

In February 2024, our board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs, respectively. In March 2025, our board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs, respectively. In March 2026, our board of directors approved another special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs, respectively, with an aggregate amount of approximately US$5.1 million. For the years ended December 31, 2023, 2024 and 2025, dividends paid to holders of ADSs and ordinary shares of iHuman Inc. were nil, RMB35.3 million and RMB39.1 million (US$5.6 million), respectively. We currently intend to retain most of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in the Chinese mainland for our cash requirements, including any payment of dividends to our shareholders. Regulations in the Chinese mainland may restrict the ability of our subsidiaries in the Chinese mainland to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Dividend Distribution.”

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of December 31, 2025, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Tian Yuan Law Firm, our PRC counsel.

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

Taxation in the Chinese Mainland

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the Chinese mainland with a “de facto management body” within the Chinese mainland is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of an enterprise controlled by residents of the Chinese mainland that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by enterprises or enterprise groups of the Chinese mainland, not those controlled by individuals of the Chinese mainland or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a resident enterprise or enterprise group of the Chinese mainland will be regarded as a tax resident of the Chinese mainland by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the Chinese mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the Chinese mainland; and (iv) at least 50% of voting board members or senior executives habitually reside in the Chinese mainland.

We believe that iHuman Inc. is not a resident enterprise of the Chinese mainland for tax purposes in the Chinese mainland. iHuman Inc. is a company incorporated outside of the Chinese mainland. iHuman Inc. is not controlled by an enterprise or enterprise group of the Chinese mainland, and we do not believe that iHuman Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not resident enterprises of the Chinese mainland either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the government of the Chinese mainland will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that iHuman Inc. is a resident enterprise of the Chinese mainland for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the Chinese mainland. It is unclear whether our individual shareholders (including the ADS holders) who are non-residents of the Chinese mainland would be subject to any PRC tax on dividends or gains obtained by such individual shareholders who are non-residents of the Chinese mainland in the event we are determined to be a resident enterprise of the Chinese mainland. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether shareholders of iHuman Inc. who are non-residents of the Chinese mainland would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that iHuman Inc. is treated as a resident enterprise of the Chinese mainland.

Provided that our Cayman Islands holding company, iHuman Inc., is not deemed to be a resident enterprise of the Chinese mainland, holders of the ADSs and ordinary shares who are not residents of the Chinese mainland will not be subject to PRC income tax on dividends we distribute or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a resident enterprise of the Chinese mainland, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the entity in the Chinese mainland which directly owned such taxable assets may report to the PRC tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a resident enterprise of the Chinese mainland. We and our investors who are non-resident of the Chinese mainland may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and any minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for any minimum tax;
●	persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities or arrangements.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise of the Chinese mainland under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty, or the “Treaty,” (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. In the event that we are deemed to be a resident enterprise of the Chinese mainland under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—Taxation in The Chinese mainland”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rate of taxation described above in this paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a resident enterprise of the Chinese mainland under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (see “Item 10. Additional Information—E. Taxation—Taxation in The Chinese mainland”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

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

In the event that we are deemed to be a resident enterprise of the Chinese mainland under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to U.S. Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. Our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our executive officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

The RMB appreciated by 4.19% against the U.S. dollar in 2025. As of December 31, 2025, we had RMB-denominated cash and cash equivalents of RMB804.0 million, and U.S. dollar-denominated cash and cash equivalents of US$49.4 million. Assuming we had converted RMB804.0 million into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of the end of 2025, our U.S. dollar cash balance would have been US$164.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$152.9 million instead. Assuming we had converted US$49.4 million into RMB at the exchange rate of RMB6.9931 for US$1.00 as of the end of 2025, our RMB cash balance would have been RMB1,149.5 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB1,114.9 million instead.

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

Our ADS holders are also responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held) such as:

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2025, we did not receive any reimbursement from the depositary.

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

For the period from October 8, 2020, the date that the F-1 registration statement was declared effective by the SEC, to December 31, 2025, we used US$22.8 million of the net proceeds received from our initial public offering, among which approximately 90% were used for the research and development for our existing and pipeline products, both domestically and overseas, and approximately 10% were used for marketing and brand promotions. There is no material change in the use of proceeds as described in the F-1 registration statement. We still intend to use the proceeds from our initial public offering for expanding our product offerings, for our development of existing products, for improving our technology infrastructure, for marketing and brand promotions, and for general corporate purposes as disclosed in our F-1 registration statement.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because we are a non-accelerated filer for the fiscal year ended December 31, 2025.

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

	For the Year Ended
	December 31,
	2024	2025

	(in thousands of RMB)
Audit fees(1)	5,500	5,300

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In December 2021, our board of directors authorized a share repurchase plan, under which we may repurchase up to US$10 million of our ordinary shares over the next 12 months. The share repurchase plan was publicly announced on December 21, 2021. Our board of directors authorized a 12-month extension of the share repurchase plan in each of December 2022, December 2023, December 2024, and December 2025, extending the plan until December 31, 2026. From December 21, 2021 to March 31, 2026, we spent US$6,221,306 to repurchase ADSs at a weighted average price of US$2.44 per ADS.

The following table sets forth a summary of the repurchase of our ADSs made from January 1, 2025 to March 31, 2026 under the extended share repurchase plan described in the paragraph above. All shares were repurchased in the open market pursuant to the extended share repurchase plan.

				Approximate
	Total		Total Number of	Value of ADSs
	Number of		ADSs Purchased as	that May Yet
	ADSs	Average Price	Part of the Publicly	Be Purchased Under
Period	Purchased	Paid (US$/ADS)	Announced Plan	the Plan (US$)
January 1, 2025 to January 31, 2025	24,180	1.69	1,617,152	6,136,773
February 1, 2025 to February 28, 2025	104,788	1.94	1,721,940	5,933,077
March 1, 2025 to March 31, 2025	387,323	2.62	2,109,263	4,919,793
April 1, 2025 to April 30, 2025	112,371	2.04	2,221,634	4,690,886
May 1, 2025 to May 31, 2025	42,874	2.37	2,264,508	4,589,399
June 1, 2025 to June 30, 2025	24,594	2.40	2,289,102	4,530,375
July 1, 2025 to July 31, 2025	90,469	2.85	2,379,571	4,272,219
August 1, 2025 to August 31, 2025	130,764	2.85	2,510,335	3,899,705
September 1, 2025 to September 30, 2025	42,202	2.87	2,552,537	3,778,694
Total	959,565	2.50	2,552,537	3,778,694

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

Section 302.00 of the NYSE Listed Company Manual requires each issuer to hold an annual shareholders’ meeting during each fiscal year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2025.

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

Our Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading, adopted by our board of directors on December 1, 2023, is incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2025.

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

We have also established the Information Security Incident Response Plan and implemented an information security and data privacy incident response mechanism for external security attacks and violations and safeguarded the confidentiality of information and data of the company, employees and users. In the event of a personal information security breach, we would immediately initiate the information security emergency plan. Through the five stages of event confirmation and recording, preliminary evaluation and emergency measures, notification and reporting, post-event accountability and improvement and strengthening, we implement remedial measures to address the incident and prevent similar incidents from happening again. Moreover, we conduct network information security emergency drills every year to enhance the information security management.

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

English translation of the Asset Transfer Agreement between the VIE and VIE’s subsidiaries and transferors thereto dated February 29, 2024 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-39591) filed with the Securities and Exchange Commission on April 25, 2024)

8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20 - F (File No. 001 - 39591) filed with the Securities and Exchange Commission on April 25, 2024).

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248647), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39591) filed with the Securities and Exchange Commission on April 28, 2025)

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

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104*	Cover Page formatted as Inline XBRL and contained in Exhibit 101
*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iHuman Inc.

By:	/s/ Michael Yufeng Chi
	Name:	Michael Yufeng Chi
	Title:	Chairman of the Board of Directors

Date: April 24, 2026

iHuman Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of iHuman Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iHuman Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2020.

Beijing, the People’s Republic of China

April 24, 2026

iHuman Inc.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		1,123,292	1,151,120	164,608
Short-term investments		45,457	—	—
Accounts receivable, net of allowance of RMB5,569 and RMB555 (US$79) as of December 31, 2024 and 2025, respectively	5	52,030	47,070	6,731
Inventories, net	2	23,475	21,388	3,058
Amounts due from related parties	17	2,051	4,314	617
Prepayments and other current assets	6	89,512	74,483	10,651
Total current assets		1,335,817	1,298,375	185,665
Non‑current assets
Property and equipment, net	7	3,476	2,563	367
Intangible assets, net	8	16,429	17,634	2,522
Operating lease right-of-use assets	9	14,885	11,586	1,657
Long-term investment	2	26,333	26,333	3,766
Other non‑current assets		22,701	11,864	1,696
Total non‑current assets		83,824	69,980	10,008
Total assets		1,419,641	1,368,355	195,673
LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB26,632 and RMB24,706 (US$3,533) as of December 31, 2024 and 2025, respectively)		30,233	25,083	3,587
Deferred revenue and customer advances (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB280,705 and RMB218,375 (US$31,227) as of December 31, 2024 and 2025, respectively)	4	283,251	219,913	31,447
Amounts due to related parties (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB1,562 and RMB935 (US$134) as of December 31, 2024 and 2025, respectively)	17	1,734	1,066	152
Accrued expenses and other current liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB100,213 and RMB91,935 (US$ 13,147) as of December 31, 2024 and 2025, respectively)	10	126,501	115,749	16,552
Dividend payable	13	2,164	—	—
Current operating lease liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB3,661 and RMB2,166 (US$310) as of December 31, 2024 and 2025, respectively)	9	3,661	2,166	310
Total current liabilities		447,544	363,977	52,048
Non-current liabilities
Non-current operating lease liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB11,252 and RMB9,208 (US$1,317) as of December 31, 2024 and 2025, respectively)	9	11,252	9,208	1,317
Total non-current liabilities		11,252	9,208	1,317
Total liabilities		458,796	373,185	53,365
Commitments and contingencies	19

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2024 and December 31, 2025; 125,122,382 Class A shares issued and 116,084,207 outstanding as of December 31, 2024; 125,122,382 Class A shares issued and 111,541,887 outstanding as of December 31, 2025; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2024 and December 31, 2025; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2024 and December 31, 2025)	12	185	186	27
Additional paid‑in capital		996,657	960,641	137,370
Treasury stock	14	(26,296)	(43,483)	(6,218)
Statutory reserves	18	8,395	8,463	1,210
Accumulated other comprehensive income		24,009	16,134	2,307
Retained earnings (accumulated deficit)		(42,105)	53,229	7,612
Total shareholders’ equity		960,845	995,170	142,308
Total liabilities and shareholders’ equity		1,419,641	1,368,355	195,673

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, per share and per ADS data)

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Revenues (including transactions with related parties of RMB1,388, RMB996 and RMB932 (US$133) for the years ended December 31, 2023, 2024 and 2025, respectively)	4, 17	1,018,139	922,201	807,019	115,402
Cost of revenues (including transactions with related parties of RMB5,277, RMB2,735 and RMB913 (US$131) for the years ended December 31, 2023, 2024 and 2025, respectively)	17	(296,868)	(282,048)	(259,409)	(37,095)
Gross profit		721,271	640,153	547,610	78,307
Operating expenses
Research and development expenses (including transactions with related parties of RMB16,264, RMB13,718 and RMB10,908 (US$1,560) for the years ended December 31, 2023, 2024 and 2025, respectively)	17	(257,546)	(247,757)	(208,443)	(29,807)
Sales and marketing expenses (including transactions with related parties of RMB5,370, RMB6,021 and RMB5,089 (US$728) for the years ended December 31, 2023, 2024 and 2025, respectively)	17	(199,504)	(221,230)	(180,969)	(25,878)
General and administrative expenses (including transactions with a related party of RMB3,534, RMB2,833 and RMB2,599 (US$372) for the years ended December 31, 2023, 2024 and 2025, respectively)	17	(104,334)	(99,254)	(91,442)	(13,076)
Total operating expenses		(561,384)	(568,241)	(480,854)	(68,761)
Operating income		159,887	71,912	66,756	9,546
Other income, net	2	42,686	38,689	35,033	5,010
Income before income taxes		202,573	110,601	101,789	14,556
Income tax expenses	11	(21,666)	(12,012)	(6,387)	(913)
Net income		180,907	98,589	95,402	13,643

Other comprehensive income
Foreign currency translation adjustment		7,458	6,054	(7,875)	(1,126)
Total other comprehensive income		7,458	6,054	(7,875)	(1,126)
Total comprehensive income		188,365	104,643	87,527	12,517

Income per ordinary share:	16
Basic		0.69	0.38	0.37	0.05
Diluted		0.66	0.36	0.36	0.05

Income per ADS (1 ADS represents 5 ordinary shares):
Basic		3.43	1.88	1.86	0.27
Diluted		3.30	1.82	1.78	0.25

Weighted average number of ordinary shares:	16
Basic		264,052,936	262,001,916	256,975,188	256,975,188
Diluted		273,765,128	271,198,755	267,614,972	267,614,972

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

							Accumulated	Retained
					Additional		other	earnings/	Total
	Ordinary		Treasury		paid‑in	Statutory	comprehensive	(accumulated	shareholders’
	shares		stock		capital	reserves	income	deficit)	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	267,907,387	185	(2,184,920)	(7,123)	1,079,099	7,967	10,497	(321,173)	769,452
Net income	—	—	—	—	—	—	—	180,907	180,907
Share-based compensation (Note 15)	—	—	—	—	9,435	—	—	—	9,435
Appropriation to statutory reserves (Note 18)	—	—	—	—	—	197	—	(197)	—
Foreign currency translation adjustment	—	—	—	—	—	—	7,458	—	7,458
Repurchase of ordinary shares (Note 14)	—	—	(2,101,370)	(9,542)	—	—	—	—	(9,542)
Exercise of share-based awards (Note 15)	83,690	—	—	—	94	—	—	—	94
Balance as of December 31, 2023	267,991,077	185	(4,286,290)	(16,665)	1,088,628	8,164	17,955	(140,463)	957,804
Net income	—	—	—	—	—	—	—	98,589	98,589
Share-based compensation (Note 15)	—	—	—	—	2,824	—	—	—	2,824
Appropriation to statutory reserves (Note 18)	—	—	—	—	—	231	—	(231)	—
Foreign currency translation adjustment	—	—	—	—	—	—	6,054	—	6,054
Repurchase of ordinary shares (Note 14)	—	—	(3,678,570)	(9,631)	—	—	—	—	(9,631)
Exercise of share-based awards (Note 15)	57,990	—	—	—	47	—	—	—	47
Purchase of IP assets from entities under common control (Note 17)	—	—	—	—	(57,430)	—	—	—	(57,430)
Declaration of dividends (Note 13)	—	—	—	—	(37,412)	—	—	—	(37,412)
Balance as of December 31, 2024	268,049,067	185	(7,964,860)	(26,296)	996,657	8,395	24,009	(42,105)	960,845
Net income	—	—	—	—	—	—	—	95,402	95,402
Share-based compensation (Note 15)	—	—	—	—	722	—	—	—	722
Appropriation to statutory reserves (Note 18)	—	—	—	—	—	68	—	(68)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(7,875)	—	(7,875)
Repurchase of ordinary shares (Note 14)	—	—	(4,797,825)	(17,187)	—	—	—	—	(17,187)
Exercise of share-based awards (Note 15)	255,505	1	—	—	184	—	—	—	185
Declaration of dividends (Note 13)	—	—	—	—	(36,922)	—	—	—	(36,922)
Balance as of December 31, 2025	268,304,572	186	(12,762,685)	(43,483)	960,641	8,463	16,134	53,229	995,170
Balance as of December 31, 2025 (US$)		27		(6,218)	137,370	1,210	2,307	7,612	142,308

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		180,907	98,589	95,402	13,643
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7, 8	11,690	13,656	7,747	1,108
Share‑based compensation	15	9,435	2,824	722	103
Allowance (reversal) of credit losses	5	519	(357)	(199)	(28)
Provision (reversal) of inventory reserve	2	(425)	278	1,630	233
Non-cash operating lease expenses	9	10,349	2,093	3,515	503
Changes in operating assets and liabilities:
Accounts receivable		18,293	9,225	5,079	726
Amounts due from related parties		476	(241)	(2,263)	(324)
Inventories		3,034	(7,235)	457	65
Prepayments and other current assets		13,348	52	15,341	2,194
Other non‑current assets		(2,206)	(11,164)	9,909	1,417
Accounts payable		(2,081)	8,047	(5,116)	(732)
Amounts due to related parties		(2,516)	(2,694)	(668)	(96)
Deferred revenue and customer advances		(60,483)	(35,368)	(63,297)	(9,051)
Operating lease liabilities		(6,373)	(2,276)	(4,140)	(592)
Accrued expenses and other current liabilities		(1,845)	(16,883)	(12,803)	(1,831)
Net cash provided by operating activities		172,122	58,546	51,316	7,338
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets		(6,509)	(7,447)	(4,903)	(701)
Placements of short-term investments		(380,344)	(252,433)	(671,431)	(96,013)
Proceeds from maturities of short-term investments		380,344	207,118	716,888	102,514
Net cash provided by (used in) investing activities		(6,509)	(52,762)	40,554	5,800

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	14	(9,542)	(9,631)	(17,187)	(2,458)
Proceeds received from exercise of share options	15	94	47	185	26
Payment of shareholder dividends	13	—	(35,269)	(39,086)	(5,589)
Payment for assets acquired under common control	17	—	(57,430)	—	—
Net cash used in financing activities		(9,448)	(102,283)	(56,088)	(8,021)
Effect of exchange rate changes on cash and cash equivalents		7,603	6,024	(7,954)	(1,138)
Net change in cash and cash equivalents		163,768	(90,475)	27,828	3,979
Cash and cash equivalents at the beginning of the year		1,049,999	1,213,767	1,123,292	160,629
Cash and cash equivalents at the end of the year		1,213,767	1,123,292	1,151,120	164,608
Supplemental disclosures of cash flow information:
Cash paid for income taxes	11	23,276	21,805	4,884	698
Supplemental disclosures of non‑cash information:
Purchase of property and equipment and intangible assets included in accrued expenses and other current liabilities		1,339	840	3,145	450
Operating lease right-of-use assets obtained in exchange for operating lease liabilities from new leases	9	830	13,081	—	—

The accompanying notes are an integral part of the consolidated financial statements.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES

iHuman Inc. (the “Company”) is an exempted company incorporated in the Cayman Islands in September 2019. The Company, its subsidiaries, variable interest entity (“VIE”), and VIE’s subsidiaries are hereinafter collectively referred to as the “Group”. The Group is principally engaged in offering an integrated suite of tech-powered, intellectual development products and is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. The Group generates its revenues from the subscription fees that users paid for the premium content of its self-directed and interactive online applications, as well as from offline products and others. The majority of the Group’s revenues are generated from Chinese mainland.

On October 8, 2020, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange.

The Company’s principal subsidiaries, the VIE and VIE’s subsidiary as of December 31, 2025 are as follows:

			Percentage of
			equity interest
	Date of	Place of	attributable to
Name	establishment	establishment	the Company	Principal activities
Subsidiaries
iHuman Online Limited (“iHuman Online”)	October 2, 2019	Hong Kong	100%	Investment holding and operation of online applications
Hongen Perfect Future (Tianjin) Investment Co., Ltd. (“Hongen Investment”, or the “WFOE”)	November 11, 2019	Chinese mainland	100%	Management and technical consulting
Hongen Perfect (Beijing) Education Technology Development Co., Ltd.	May 19, 2020	Chinese mainland	100%	Research and development
Variable interest entity
Tianjin Hongen Perfect Future Education Technology Co., Ltd. (“Tianjin Hongen”, or the “VIE”)	March 30, 2016	Chinese mainland	N/A*	Operation of online applications
Subsidiary of the VIE
Beijing Jinhongen Education Technology Co., Ltd. (“Beijing Jinhongen”)	September 4, 2019	Chinese mainland	N/A*	Offering of products and other services

* These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

To comply with laws and regulations in Chinese mainland which have certain limitation of foreign control of companies that engage in value-added telecommunication services and certain other businesses, the Group primarily conducts its business in Chinese mainland through the VIE and VIE’s subsidiaries. The equity interests of the VIE are legally held by the shareholders in Chinese mainland (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through the WFOE has the power to direct activities of the VIE that most significantly impact its economic performance. Through a series of contractual agreements entered into by and among the Company, Hongen Investment, Tianjin Hongen and the Nominee Shareholders (the “Contractual Agreements”), the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIE to the Company. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. Based on the above, the Company is considered the primary beneficiary of the VIE and consolidates the VIE in accordance with the Securities and Exchange Commission (the “SEC”) Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

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

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among Hongen Investment, Tianjin Hongen and its Nominee Shareholders, the Nominee Shareholders irrevocably granted Hongen Investment or its designee(s) an exclusive call option to purchase, when and to the extent permitted under laws and regulations of Chinese mainland, all or part of the equity interests in Tianjin Hongen. Hongen Investment has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the call option to purchase all or part of the equity interests in Tianjin Hongen or assets held by Tianjin Hongen will be the minimum amount of consideration permitted under the then-applicable laws and regulations of Chinese mainland. Without the prior consent of Hongen Investment, Tianjin Hongen and its Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. The exclusive call option agreement will remain in effect until all the equity interests held by Nominee Shareholders or the assets held by Tianjin Hongen are transferred to Hongen Investment or its designee(s). Hongen Investment may terminate the exclusive call option agreement at its sole discretion, whereas under no circumstances may Tianjin Hongen or its Nominee Shareholders terminate this agreement. Any proceeds received by the Nominee Shareholders from the exercise of the option and distribution of profits or dividends, shall be remitted to Hongen Investment or its designee(s), to the extent permitted under laws and regulations of Chinese mainland.

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

Financial Support Letter

Pursuant to the financial support letter, the Company is obligated and hereby undertakes to provide unlimited financial support to Tianjin Hongen, to the extent permissible under the applicable laws and regulations in Chinese mainland. The Company agrees to forego the right to seek repayment in the event if Tianjin Hongen is unable to repay such funding.

Resolution of the Company’s Board of Directors

The Company’s board of directors resolved that the rights under the powers of attorneys and the exclusive call option agreement were assigned to any officer authorized by the Company’s board of directors.

In the opinion of the Company’s legal counsel, (i) the ownership structures of the VIE and the WFOE are not in violation of applicable laws and regulations in Chinese mainland currently in effect; and (ii) the Contractual Agreements are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations in Chinese mainland currently in effect; (iii) the financial support letter issued by the Company to the VIE, and the resolutions are valid in accordance with the articles of association of the Company.

However, uncertainties in the legal system of Chinese mainland could cause relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future laws or regulations in Chinese mainland and could limit the Company’s ability to enforce its rights under these Contractual Agreements. Furthermore, the Nominee Shareholders of the VIE may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIE. In addition, if the Nominee Shareholders will not remain the shareholders of the VIE, breach, or cause the VIE to breach, or refuse to renew, the existing Contractual Agreements the Company has with them and the VIE, the Company may not be able to direct activities of the VIE that most significantly impact its economic performance and receive economic benefits from it, which may result in deconsolidation of the VIE.

In addition, if the current structure or any of the Contractual Agreements were found to be in violation of any existing or future laws or regulations in Chinese mainland, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company.

As of December 31, 2024 and 2025, there were no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settle their obligations. All liabilities of the VIE and VIE’s subsidiaries are without recourse to the Company.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

The table sets forth the assets and liabilities of the VIE and VIE’s subsidiaries included in the Group’s consolidated balance sheets:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	698,463	781,825	111,799
Short-term investments	30,900	—	—
Accounts receivable, net of allowance of RMB5,565 and RMB554 (US$79) as of December 31, 2024 and 2025, respectively	48,375	43,985	6,290
Inventories, net	23,957	21,808	3,119
Amounts due from related parties (including amounts due from Group entities of RMB171,522 and RMB188,904 (US$27,013) as of December 31, 2024 and 2025, respectively)	172,992	192,673	27,552
Prepayments and other current assets	81,395	68,424	9,785
Total current assets	1,056,082	1,108,715	158,545
Non‑current assets
Property and equipment, net	3,298	2,468	353
Intangible assets, net	15,269	16,552	2,367
Operating lease right‑of‑use assets	14,885	11,372	1,626
Long-term investment	26,333	26,333	3,766
Other non‑current assets	21,345	11,242	1,608
Total non‑current assets	81,130	67,967	9,720
Total assets	1,137,212	1,176,682	168,265
LIABILITIES
Current liabilities
Accounts payable	26,632	24,706	3,533
Deferred revenue and customer advances	280,705	218,375	31,227
Amounts due to related parties (including amounts due to Group entities of RMB403 and RMB1,639 (US$234) as of December 31, 2024 and 2025, respectively)	1,965	2,574	368
Accrued expenses and other current liabilities	100,213	91,935	13,147
Current operating lease liabilities	3,661	2,166	310
Total current liabilities	413,176	339,756	48,585
Non‑current liabilities
Non‑current operating lease liabilities	11,252	9,208	1,317
Total non‑current liabilities	11,252	9,208	1,317
Total liabilities	424,428	348,964	49,902

The VIE and VIE’s subsidiaries’ net asset balances were RMB712,784 thousand and RMB827,718 thousand (US$118,363 thousand) as of December 31, 2024 and 2025, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION, CONSOLIDATION AND PRINCIPAL ACTIVITIES (Continued)

The table sets forth the results of operations of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	1,010,418	895,193	772,996	110,537
Net income	258,999	149,122	114,314	16,347

The table sets forth the cash flows of the VIE and VIE’s subsidiaries included in the Group’s consolidated statements of cash flows for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	215,169	64,861	67,167	9,605
Net cash provided by (used in) investing activities	18,960	(48,718)	16,195	2,316
Net cash used in financing activities	—	(57,430)	—	—
Net change in cash and cash equivalents	234,129	(41,287)	83,362	11,921

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, reserve for inventories, impairment of long-term investment, realization of deferred tax assets, incremental borrowing rates for leases, expected contract periods for indefinite term subscriptions and determination of the standalone selling prices. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the rate of RMB6.9931 per US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in Hong Kong and Singapore is U.S. dollars (“US$”). The functional currency of the WFOE and the WFOE’s subsidiaries, the VIE and VIE’s subsidiaries located in Chinese mainland is RMB.

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

Cash, cash equivalents and short-term investments

Cash and cash equivalents consist of cash on hand, deposits and highly liquid investments placed with banks and securities account and have original maturities of three months or less. Short-term investments represent deposits placed with financial institutions with original maturities of more than three months and less than one year, as well as wealth management deposits placed with financial institutions with original maturities less than one year and is restricted for withdrawal before maturity. The allowance for credit losses, as well as unrecognized holding gains and losses for short-term investments were not material as of December 31, 2024 and 2025.

Accounts receivable, net

Accounts receivable represent uncollected payments from customers for (i) completed transactions where customer payments have been settled by mobile app stores and third-party online channels but not yet remitted to the Group, or (ii) completed shipments where the Group charges customers and payment has not been received. Accounts receivable are measured at amortized cost basis presented at the net amount expected to be collected and are written off when deemed uncollectible.

Allowance for credit losses

The Group maintains an estimated allowance for credit losses following ASC 326, Financial Instruments—Credit Losses to reduce its financial instruments to the amounts expected to be collected. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group uses the length of time the balances have been outstanding, the payment history, creditworthiness and financial conditions of the customers and forecast industry and economic trend as credit quality indicators to monitor the Group’s receivables within the scope of expected credit loss model and use these as a basis to develop the Group’s expected loss estimates.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As of December 31, 2024 and 2025, the Group had inventory cost of RMB29,644 thousand and RMB29,187 thousand (US$4,173 thousand), and the related inventory reserve was RMB6,169 thousand and RMB7,799 thousand (US$1,115 thousand), respectively.

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

In January 2022, the Group acquired 10% of the equity interest of a privately-held company focusing on AI solutions, for a total cash consideration of RMB26,333 thousand. For the years ended December 31, 2023, 2024 and 2025, there was no impairment or upward/downward adjustments resulting from observable price changes of this investment.

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

Segment reporting

Beginning on January 1, 2024, the Group adopted Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures (“ASU 2023-07”) using the retrospective transition approach. The ASU focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The adoption of ASU 2023-07 did not have a material effect on the Group’s consolidated financial statements for the periods presented.

The Group’s chief operating decision makers (“CODM”) has been identified as the Chief Executive Officer in accordance with the updated ASC 280-10, Segment Reporting: Overall (“ASC 280”). The CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. The majority of the Group’s revenues for the years ended December 31, 2023, 2024 and 2025 were generated from Chinese mainland. As of December 31, 2024 and 2025, substantially all of the long-lived assets of the Group were located in Chinese mainland, and therefore, no geographical segments are presented.

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

The Group offers certain customers with rights of return. These rights are accounted for as variable consideration when estimating the amount of revenue to be recognized by utilizing expected value method. As of December 31, 2024 and 2025, the liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities for return allowances were not material.

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

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive income. Advertising expenses were RMB120,794 thousand, RMB133,528 thousand and RMB102,729 thousand (US$14,690 thousand) for the years ended December 31, 2023, 2024 and 2025, respectively.

Employee benefit expenses

All eligible employees of the Group in Chinese mainland are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a Chinese mainland government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The Chinese mainland government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group recorded employee benefit expenses of RMB72,583 thousand, RMB71,986 thousand and RMB65,224 thousand (US$9,327 thousand) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Interest incomes

Interest incomes are generated from the Group’s interest-bearing bank deposits and are recognized in “Other income, net” in the consolidated statements of comprehensive income. For the years ended December 31, 2023, 2024 and 2025, interest incomes recognized as other income totaled RMB28,542 thousand, RMB32,365 thousand and RMB26,017 thousand (US$3,720 thousand), respectively.

Government subsidies

Government subsidies primarily consist of financial subsidies received in cash from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies the Group received are subject to no further conditions to be met and are not intended to compensate specific operating costs or expenses, and thus are recognized as income in “Other income, net” in the consolidated statements of comprehensive income. Government subsidies received and recognized as other income totaled RMB12,413 thousand, RMB5,908 thousand and RMB9,762 thousand (US$1,396 thousand) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is not more likely than not that some portion, or all, of the deferred tax assets will be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expenses in the period that includes the enactment date of the change in tax rate.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax law in Chinese mainland. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income as other expenses.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be generally recorded in “other non-current liabilities”, while amounts anticipated to be paid within one year will be recorded in “other current liabilities” in the accompanying consolidated financial statements. Such estimated liability for unrecognized tax benefits, if any, will be periodically assessed for adequacy, and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. In future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Beginning on January 1, 2025, the Group adopted ASU No. 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures (“ASU 2023-09”), to provide more detailed disclosure for income taxes paid and the effective tax rate reconciliation using a prospective approach. The adoption of ASU 2023-09 did not have a material impact on the Group’s financial statements.

Income per share

In accordance with ASC 260, Earnings Per Share, basic income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year using the two-class method. For the years ended December 31, 2023, 2024 and 2025, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively.

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

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, short-term investments, amounts due from and due to related parties, certain other current assets and liabilities, and long-term investment. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying values of the financial instruments other than long-term investment approximate their fair values due to their short-term maturities. For long-term investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

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

There were no assets and liabilities measured at fair value on a recurring basis or nonrecurring basis as of December 31, 2024 and 2025.

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

In July 2025, the FASB issued ASU No. 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), introducing a practical expedient that entities can elect in estimating expected credit losses. Specifically, it permits the assupmtion that current conditions as of the balance sheet date remain unchanged throughout the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Group is currently evaluating the ASU to determine its impact on the consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832)-Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve U.S. GAAP by establishing authoritative guidance on the recognition, measurement, and presentation of government grants received by business entities. ASU 2025-10 is effective for public business entities for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the ASU to determine its impact on the consolidated financial statements.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. CONCENTRATION OF RISKS

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for the product offerings; competitive pressures due to existing competitors; new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in Chinese mainland. The Group did not have customers accounted for more than 10% of the revenues for the years ended December 31, 2023, 2024 and 2025.

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable.

The Group expects that there is no significant credit risk associated with cash, cash equivalents and short-term investments, substantially all of which were held by reputable financial institutions located in Chinese mainland and Hong Kong. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality and the deposits are covered by governmental insurance systems. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented by the Chinese mainland government. Deposits in the licensed banks in Chinese mainland are protected by DIS, up to a limit of RMB500 thousand. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$800 thousand.

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

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the Chinese mainland government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the foreign exchange trading system market of Chinese mainland.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there were depreciations of 2.9% and 2.8% during the years ended December 31, 2023 and 2024, respectively, and appreciation of 4.2% during the year ended December 31, 2025. It is difficult to predict how market forces or Chinese mainland or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s financial results.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. REVENUE AND DEFERRED REVENUE

The following table presents the Group’s revenues from contracts with customers disaggregated by timings of revenue recognition:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Recognized over time	926,479	818,711	701,505	100,314
Recognized at a point in time	91,660	103,490	105,514	15,088
Total revenues	1,018,139	922,201	807,019	115,402

Contract costs

Deferred channel and other costs were recorded under “Prepayments and other current assets” (Note 6). For the years ended December 31, 2023, 2024 and 2025, the Group recognized RMB192,122 thousand, RMB161,624 thousand and RMB139,740 thousand (US$19,983 thousand) of amortization of deferred channel costs as “Cost of revenues”, respectively. There was no impairment recognized to the deferred costs during the years ended December 31, 2023, 2024 and 2025.

Deferred revenue and customer advances

Deferred revenue and customer advances primarily consist of deferred revenue from online subscriptions and advanced consideration received from customers for the sales of offline products and others, which are recognized as contract liability until services are provided to the customers and products are delivered at customers. The balance of deferred revenue and customer advances as of December 31, 2025 decreased from the higher balance as of December 31, 2024 due to decline in China’s newborn population, as well as increasingly conservative consumer spending in recent years.

Revenue recognized during the year ended December 31, 2025 that was included in the deferred revenue and customer advances balance of RMB283,251 thousand at January 1, 2025 was RMB275,158 thousand (US$39,347 thousand).

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Accounts receivable	57,599	47,625	6,810
Allowance for credit losses	(5,569)	(555)	(79)
Accounts receivable, net	52,030	47,070	6,731

The movements in the allowance for credit losses were as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Balance at beginning of the year	5,407	5,926	5,569	796
Provisions/(reversals)	519	(357)	(199)	(28)
Write-off of uncollectible receivables	—	—	(4,815)	(689)
Balance at end of the year	5,926	5,569	555	79

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Deferred channel and other costs (Note 4)	54,668	45,144	6,456
VAT prepayments	18,060	11,191	1,600
Produced animation content	2,337	5,351	765
Prepayments of marketing expenses	2,255	2,170	310
Others	12,192	10,627	1,520
	89,512	74,483	10,651

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Electronic equipment and others	19,489	17,527	2,507
Less: accumulated depreciation	(16,013)	(14,964)	(2,140)
Property and equipment, net	3,476	2,563	367

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 was RMB4,065 thousand, RMB3,466 thousand and RMB1,522 thousand (US$218 thousand), respectively.

8. INTANGIBLE ASSETS, NET

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Intellectual property rights and others(1)	22,424	26,670	3,814
Licensed software	8,724	11,298	1,616
Less: accumulated amortization	(14,719)	(20,334)	(2,908)
Intangible assets, net	16,429	17,634	2,522
(1)	Intellectual property rights represent acquired titles or copyrights of assorted digital contents that can be used in developing and operating the Group’s online applications and other products.

The Group recorded amortization expense of RMB7,625 thousand, RMB10,190 thousand and RMB6,225 thousand (US$890 thousand) for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, estimated amortization expense of the existing intangible assets for each of the next five years is RMB5,459 thousand (US$781 thousand), RMB3,860 thousand (US$552 thousand), RMB2,447 thousand (US$350 thousand), RMB2,325 thousand (US$332 thousand) and RMB1,638 thousand (US$234 thousand), respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. LEASES

The Group’s leases represent office facilities and warehouse leased for business operation. Total lease costs for the years ended December 31, 2023, 2024 and 2025 were RMB20,875 thousand, RMB19,103 thousand and RMB18,700 thousand (US$2,674 thousand), comprised of operating lease costs of RMB10,349 thousand, RMB2,093 thousand and RMB3,515 thousand (US$503 thousand), and short-term lease costs of RMB10,526 thousand, RMB17,010 thousand and RMB15,185 thousand (US$2,171 thousand), respectively. Cash payments for operating leases for the years ended December 31, 2023, 2024 and 2025 were RMB11,749 thousand, RMB2,085 thousand and RMB3,697 thousand (US$529 thousand), respectively. The weighted-average remaining lease terms as of December 31, 2024 and 2025 were 4.68 years and 5.88 years, respectively. The weighted average incremental borrowing rates as of December 31, 2024 and 2025 were 6.32% and 5.34%, respectively. The undiscounted future minimum payments under the Group’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet were as below:

	As of December 31, 2025
	RMB	US$

	(in thousands)
2026	2,222	318
2027	2,222	318
2028	2,222	318
2029	2,222	318
2030 and thereafter	4,367	624
Total lease payments	13,255	1,896
Less: Imputed interest	(1,881)	(269)
Present value of lease liabilities	11,374	1,627

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Payroll payable	71,529	55,612	7,952
Accrued expenses	30,252	33,557	4,799
Tax payable	16,175	16,477	2,356
Deposits	2,729	2,887	413
Others	5,816	7,216	1,032
	126,501	115,749	16,552

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

Singapore

The Company’s subsidiaries incorporated in Singapore are subject to corporate income tax. Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends.

Chinese mainland

The Company’s subsidiaries, the VIE and VIE’s subsidiaries domiciled in Chinese mainland are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entity which is eligible for preferential tax rates.

Tianjin Hongen is qualified as a Software Enterprise (“SE”) and is entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2020, and a reduced tax rate of 12.5% for the subsequent three years starting from 2022. The qualification as SE is subject to annual evaluation by the relevant authorities in Chinese mainland. Meanwhile, in 2021, Tianjin Hongen was granted the High and New Technology Enterprise (“HNTE”) certificate, which was most recently renewed in 2024, and thus is also entitled to a preferential tax rate of 15% as a qualified HNTE from 2021 to 2026.

Dividends, interests, rent or royalties payable by the Company’s subsidiaries in Chinese mainland, to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with Chinese mainland that provide for a reduced withholding tax rate or an exemption from withholding tax.

To the extent that the subsidiaries, the VIE and VIE’s subsidiaries in Chinese mainland have undistributed earnings, the Group may need to accrue relevant taxes associated with repatriation of such undistributed earnings. As of December 31, 2024 and 2025, the Group did not record any such taxes based on its current intent to permanently reinvest the profits of entities in Chinese mainland. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. TAXATION (Continued)

The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive income are as follows:

	For the year ended
	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Current income tax expenses	21,666	12,012	6,387	913
Deferred income tax expenses	—	—	—	—
Total income tax expenses	21,666	12,012	6,387	913

Substantially all of the Group’s income from continuing operations are generated from Chinese mainland, for this reason substantially all of the Group’s income tax expenses were income taxes assessed and paid in Chinese mainland.

Reconciliations of the differences between the statutory tax rate and the effective tax rate for enterprise income tax are as follows:

	For the year ended December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Income before income tax	202,573	110,601
Income tax computed at the statutory tax rate of 25% of Chinese mainland	50,643	27,650
Effect of differing tax rates in different jurisdictions	2,740	795
Research and development super‑deduction	(29,192)	(13,223)
Shared‑based compensation expenses	2,359	688
Non‑deductible expenses	2,928	2,397
Effect of preferential tax rates and tax holiday in Chinese mainland	(28,489)	(19,704)
Change in valuation allowance	22,950	11,785
Others	(2,273)	1,624
Income tax expenses	21,666	12,012

	For the year ended
	December 31, 2025
	RMB	US$	Percent
	(in thousands, except for percentages)
Income tax computed at the statutory tax rate of 25% of Chinese mainland	25,447	3,639	25.0%
Foreign tax effects	(232)	(33)	(0.2)%
Research and development super‑deduction	(9,241)	(1,321)	(9.1)%
Change in valuation allowance	(7,302)	(1,044)	(7.2)%
Nontaxable or nondeductible items:
Shared‑based compensation expenses	171	24	0.2%
Others	2,618	374	2.6%
Effect of preferential tax rates and tax holiday in Chinese mainland	(9,912)	(1,417)	(9.7)%
Other adjustments
Expired tax losses	2,717	389	2.7%
Others	2,121	302	2.0%
Income tax expenses	6,387	913	6.3%

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. TAXATION (Continued)

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Deferred tax assets
Tax losses carry forward	111,923	114,176	16,327
Deferred revenue and customer advances	33,902	26,178	3,743
Intangible assets acquired under common control	13,161	11,725	1,677
Lease liabilities	3,631	2,843	407
Others	3,188	3,253	465
Less: valuation allowance	(162,218)	(155,332)	(22,212)
	3,587	2,843	407
Deferred tax liabilities
ROU assets	(3,587)	(2,843)	(407)
	(3,587)	(2,843)	(407)
Presentation in the consolidated balance sheets
Deferred tax assets, net	—	—	—
Deferred tax liabilities, net	—	—	—
Net deferred tax assets, net	—	—	—

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

As of December 31, 2025, the Group had tax losses of approximately RMB470,612 thousand (US$67,297 thousand) mainly deriving from entities in Chinese mainland. The tax losses in Chinese mainland can be carried forward for five years to offset future taxable profits. The tax losses of entities in Chinese mainland will begin to expire between 2026 and 2030 if not utilized.

Unrecognized tax benefit

As of and for the years ended December 31, 2023, 2024 and 2025, there were no significant tax uncertainties on the Group’s financial position and result of operations.

In general, the tax authority in Chinese mainland has up to five years to conduct examinations of the tax filings. Accordingly, as of December 31, 2025, the tax years of 2020 through 2025 for the Company’s entities in Chinese mainland remain open to examination by tax authorities. The Group may also be subject to examination of tax filings in other jurisdictions, which are not material to the consolidated financial statements.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. ORDINARY SHARES

As of December 31, 2024 and 2025, the authorized share capital consisted of 1,000,000,000 shares, of which 700,000,000 shares were designated as Class A ordinary shares, 200,000,000 as Class B ordinary shares, and 100,000,000 shares of such class (or classes) as the board of directors may determine. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares. No Class B ordinary shares were converted into Class A ordinary shares during the years ended December 31, 2023, 2024 and 2025.

13. SPECIAL CASH DIVIDEND

On February 29, 2024, the Company’s board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs as of the close of business on March 28, 2024 New York Time, to be paid in U.S. dollars. The aggregate amount of the special dividend was approximately US$5.3 million.

On March 25, 2025, the Company’s board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs as of the close of business on April 17, 2025 New York Time, to be paid in U.S. dollars. The aggregate amount of the special dividend was approximately US$5.2 million.

The cash dividends were recorded as reduction of additional paid-in capital when declared. There was no dividend declared for the year ended December 31, 2023.

14. SHARE REPURCHASE PROGRAM

In December 2021, the Company’s board of directors authorized a share repurchase program (the “2021 Share Repurchase Program”) under which the Company may repurchase up to US$10 million worth of its ADSs over the following 12 months, and further authorized a 12-month extension of the share repurchase program in each of December 2022, December 2023, December 2024 and December 2025, extending the program until December 31, 2026. Pursuant to the initial and extended share repurchase program, the Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the SEC Rule 10b-18 and/or Rule 10b5-1 requirements. The board of directors will continue to review the extended share repurchase program periodically, and may authorize adjustments to its terms and size. The Company expects to continue to fund the repurchases under the extended share repurchase program with its existing cash balance.

For the years ended December 31, 2023, 2024 and 2025, the Company repurchased 420,274, 735,714 and 959,565 ADSs, equivalent of 2,101,370, 3,678,570 and 4,797,825 Class A ordinary shares for US$1,385 thousand, US$1,354 thousand and US$2,399 thousand, on the open market, at a weighted average price of US$3.29, US$1.84 and US$2.50 per ADS, respectively. The Company accounts for the repurchased ADSs under the cost method and includes such treasury stock as a component of the shareholders’ equity.

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

The options granted prior to IPO are accounted for as equity awards and contain both service and performance vesting conditions. The options generally vest in several installments over certain service periods, subject to certain specified performance targets. In addition, majority of the options granted will not be vested and exercisable until the closing of an IPO and the completion of the requisite service periods after such IPO. Certain options granted would be fully vested and exercisable upon the closing of an IPO. In 2021 and 2022, the option terms were further modified by removing certain performance vesting conditions and amending the exercise prices for eligible outstanding options, respectively.

In December 2022, 4,868,000 shares options were granted to certain directors and employees. The options granted are subject to service condition only, and vest in several installments with vesting schedules ranging from immediate to 4 years. The options were accounted for as equity awards with shared-based compensation expenses recognized over the vesting periods.

A summary of the option activities under the 2020 Plan is stated below:

				Weighted‑
		Weighted‑	Weighted‑	average
		average	average	remaining	Aggregate
	Number of	exercise	grant‑date	contractual	intrinsic
	options	price	fair value	term	value
		US$	US$	Years	US$ in thousands
Outstanding, December 31, 2024	14,506,693	0.12	1.02	5.88	3,289
Forfeited/expired	(285,269)	0.84	0.71
Exercised	(255,505)	0.10
Outstanding, December 31, 2025	13,965,919	0.11	1.04	4.87	4,337
Vested and expected to vest at December 31, 2025	13,965,919	0.11	1.04	4.87	4,337
Exercisable at December 31, 2025	13,531,214	0.11	1.06	4.80	4,176

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2024 and 2025, and the options’ exercise price, respectively. The total intrinsic value of options exercised was RMB272 thousand, RMB95 thousand and RMB560 thousand (US$80 thousand) during the years ended December 31, 2023, 2024 and 2025, respectively.

The total fair value of share options vested during the years ended December 31, 2023, 2024 and 2025 was RMB18,099 thousand, RMB16,259 thousand and RMB1,978 thousand (US$283 thousand), respectively. There were no options granted during the years ended December 31, 2023, 2024 and 2025. As of December 31, 2025, total unrecognized share-based compensation expenses related to unvested share-based awards were RMB265 thousand (US$38 thousand), which were expected to be recognized over a weighted-average vesting period of 0.30 year.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. SHARE-BASED PAYMENTS (Continued)

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended
	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	299	106	31	4
Research and development expenses	4,055	1,303	362	52
Sales and marketing expenses	707	164	62	9
General and administrative expenses	4,374	1,251	267	38
Total	9,435	2,824	722	103

16. INCOME PER SHARE

Basic and diluted income per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
Numerator:
Net income	180,907	98,589	95,402	13,643
Denominator:
Weighted average number of ordinary shares outstanding—basic	264,052,936	262,001,916	256,975,188	256,975,188
Effect of dilutive share options	9,712,192	9,196,839	10,639,784	10,639,784
Weighted average number of ordinary shares outstanding—diluted	273,765,128	271,198,755	267,614,972	267,614,972
Basic income per ordinary share	0.69	0.38	0.37	0.05
Diluted income per ordinary share	0.66	0.36	0.36	0.05

Basic and diluted income per share are computed using the weighted average number of ordinary shares outstanding during the period.

For the years ended December 31, 2023, 2024 and 2025, the two-class method is applicable because the Company has two classes of ordinary shares, Class A and Class B. However, basic and diluted income per share are not reported separately for Class A ordinary shares or Class B ordinary shares as each class of shares has the same rights to undistributed and distributed earnings. The effects of outstanding share options were included in the computation of diluted income per share using the treasury stock method for the years ended December 31, 2023, 2024 and 2025.

17. RELATED PARTY TRANSACTIONS

a)	Related parties

Controlling shareholder of the Group

●	Mr. Michael Yufeng Chi

Entities controlled by controlling shareholder

●	Hongen Education & Technology Co., Ltd. and certain of its subsidiaries (collectively, “Hongen Education”)

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. RELATED PARTY TRANSACTIONS (Continued)

●	Controlled entities and affiliates of Perfect World Holding Group Co., Ltd. (“Perfect World Group”)
●	Entities involved in the operation of kindergarten business of Hongen Education (“Hongen Kindergartens”)

Equity investee of the Group (See Note 2—Long-term Investment) (“Equity Investee”)

b)	The Group had the following related party transactions:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Product sales to Hongen Kindergartens	1,291	991	932	133
Product sales to Perfect World Group	97	5	—	—
Rental and property management services from Perfect World Group(1)	24,666	22,663	18,742	2,681
Research and development outsourcing, administrative, IP licensing and other services from Perfect World Group	5,136	2,232	463	67
Research and development outsourcing and other services from Hongen Education	576	412	304	43
Research and development outsourcing services from Equity Investee	52	—	—	—
Assets acquired from Perfect World Group(2)	—	64,046	—	—

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. RELATED PARTY TRANSACTIONS (Continued)

The Group had the following related party balances at the end of the year:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, current:
Perfect World Group(3)	1,751	4,136	592
Hongen Kindergartens	300	178	25
	2,051	4,314	617
Amounts due to related parties, current:
Perfect World Group(1)	1,666	949	135
Hongen Education	68	117	17
	1,734	1,066	152
(1)	Since January 2021, the majority of the Group’s office space was leased from Perfect World Group. Lease payments due at December 31, 2024 and 2025 pursuant to the lease contracts were recognized as amounts due to related parties as of December 31, 2024 and 2025, respectively. Accompanying the lease arrangement, Perfect World Group also provided the Group with property management services.
(2)	In February 2024, the Group acquired certain intellectual property assets related to “Cosmicrew” from Kunpeng, an animation production studio within Perfect World Group, including copyrights and trademarks, among others, for a total consideration of RMB64.0 million, which was fully paid in 2024. The consideration of the transaction was determined with the assistance of an independent third-party valuation firm, and the transaction has been approved by the board of directors and the audit committee of the board of directors.

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

(3)	Amounts due from Perfect World Group primarily consist of rental deposits and prepayments paid to Perfect World Group and its affiliates.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant statutory laws and regulations in Chinese mainland permit payments of dividends by the Group’s subsidiaries in Chinese mainland only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations in Chinese mainland. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries in Chinese mainland.

In accordance with the PRC Company Laws, the Group’s subsidiaries and the VIE and VIE’s subsidiaries in Chinese mainland must make appropriations from their annual after-tax profits as reported in their statutory accounts to non-distributable reserve funds, namely statutory reserve and discretionary surplus reserve. These entities are required to allocate at least 10% of their after-tax profits to the statutory reserve until such fund has reached 50% of their respective registered capital, while appropriation to discretionary surplus reserve is at their discretion. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2024 and 2025, the Group’s subsidiaries, the VIE and VIE’s subsidiaries in Chinese mainland had appropriated RMB8,395 thousand and RMB8,463 thousand (US$1,210 thousand) to their reserves.

Furthermore, registered share capital and capital reserve accounts of the Company’s subsidiaries, the VIE and VIE’s subsidiaries in Chinese mainland are also restricted from distribution. As a result, the restrictions amounted to approximately RMB309,296 thousand (US$44,229 thousand), or 31.08% of the Company’s total consolidated net assets as of December 31, 2025.

Cash transfers from the Company’s subsidiaries in Chinese mainland to its subsidiaries outside of Chinese mainland are subject to Chinese mainland government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the subsidiaries, the VIE and VIE’s subsidiaries in Chinese mainland to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

19. COMMITMENTS AND CONTINGENCIES

a)Purchase commitments

The following table sets forth the Group’s purchase obligations as of December 31, 2025:

		Less than 1			Over 5
	Total	Year	1-3 Years	3-5 Years	Years

	(RMB in thousands)
Purchase commitments	480	480	—	—	—

The Group’s purchase obligations represent commitment to acquire certain intellectual property rights.

b)Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

20. SUBSEQUENT EVENT

Special Cash Dividend

In March 2026, the Company’s board of directors approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs as of the close of business on April 17, 2026 New York Time, to be paid in U.S. dollars. The aggregate amount of the special dividend is approximately US$5.1 million. The payment date is expected to be on or around May 8, 2026 and May 15, 2026 for holders of ordinary shares and holders of ADSs, respectively.

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	155,828	30,786	4,402
Amounts due from subsidiaries	253,441	349,029	49,910
Prepayments and other current assets	4,266	2,932	420
Total current assets	413,535	382,747	54,732
Non-current assets
Investments in subsidiaries, the VIE and VIE’s subsidiaries	555,621	654,883	93,647
Other non-current assets	1,229	—	—
Total non-current assets	556,850	654,883	93,647
Total assets	970,385	1,037,630	148,379
LIABILITIES
Current liabilities
Amounts due to subsidiaries and the VIE	4,148	40,332	5,767
Accrued expenses and other current liabilities	3,228	2,128	304
Dividend payable	2,164	—	—
Total current liabilities	9,540	42,460	6,071
Total liabilities	9,540	42,460	6,071
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2024 and December 31, 2025; 125,122,382 Class A shares issued and 116,084,207 outstanding as of December 31, 2024; 125,122,382 Class A shares issued and 111,541,887 outstanding as of December 31, 2025; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2024 and December 31, 2025; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2024 and December 31, 2025)	185	186	27
Additional paid-in capital	996,657	960,641	137,370
Treasury stock	(26,296)	(43,483)	(6,218)
Accumulated other comprehensive income	24,009	16,134	2,307
Retained earnings (accumulated deficit)	(33,710)	61,692	8,822
Total shareholders’ equity	960,845	995,170	142,308
Total liabilities and shareholders’ equity	970,385	1,037,630	148,379

iHuman Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses
General and administrative expenses	(16,011)	(11,449)	(8,094)	(1,157)
Total operating expenses	(16,011)	(11,449)	(8,094)	(1,157)
Operating loss	(16,011)	(11,449)	(8,094)	(1,157)
Share of income from subsidiaries, the VIE and VIE’s subsidiaries	190,880	102,725	98,583	14,097
Other income, net	6,038	7,313	4,913	703
Income before income taxes	180,907	98,589	95,402	13,643
Income tax expenses	—	—	—	—
Net income	180,907	98,589	95,402	13,643
Total comprehensive income	188,365	104,643	87,527	12,517

Net cash used in operating activities	(15,968)	(2,663)	(482)	(69)
Net cash provided by (used in) investing activities	(25,483)	62,597	(67,149)	(9,602)
Net cash used in financing activities	(9,448)	(44,853)	(56,088)	(8,021)
Effect of exchange rate changes on cash and cash equivalents	2,648	2,173	(1,323)	(189)
Net change in cash and cash equivalents	(48,251)	17,254	(125,042)	(17,881)
Cash and cash equivalents at the beginning of the year	186,825	138,574	155,828	22,283
Cash and cash equivalents at the end of the year	138,574	155,828	30,786	4,402

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